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                      FEDERAL DEPOSIT INSURANCE CORPORATION
                             Washington, D.C. 20429

                                    FORM F-2

                        ANNUAL REPORT UNDER SECTION 13 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                     FDIC Insurance Certificate No. 16015-6

                        THE GREATER NEW YORK SAVINGS BANK
                        ----------------------------------
                (Exact name of bank as specified in its charter)

  One Penn Plaza, New York, NY 10119                            New York
-------------------------------------           -------------------------------
  (Address of Administrative Office)            (State or other jurisdiction of
                                                 incorporation or organization)

            11-0754650                                    (212) 613-4000
-------------------------------------           -------------------------------
 (I.R.S. Employer Identification No.)                (Bank's telephone number,
                                                      including area code)

             Securities registered pursuant to Section 12(g) of the
                        Securities Exchange Act of 1934:

                              (Title of Each Class)

                     Common Stock, $1.00 par value per share
                     ---------------------------------------

              12% Noncumulative Perpetual Preferred Stock, Series B
         (Liquidation Preference $25 per share; $1.00 par value per share)
              ------------------------------------------------------

              Junior Participating Preferred Stock Purchase Rights
              ----------------------------------------------------

Indicate by check mark if the bank, as a "small business issuer" as defined under 17 CFR 240.12b-2, is providing alternative disclosures as permitted for small business issuers in this Form F-2. [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 10 is not contained herein, and will not be contained, to the best of the Bank's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form F-2 or any amendment of this Form F-2. [ ]

Indicate by check mark whether the Bank (1) has filed all reports required to be filed by Section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Bank was required to file such reports): Yes XX No ; and (2) has been subject to such filing requirements for the past 90 days: Yes XX No. __.

As of February 28, 1997, the aggregate market value of the 13,248,893 shares of Common Stock of the Bank issued and outstanding on such date, which excludes 369,077 shares held by all directors and executive officers as a group, was $208,670,065. This value is based on the closing price of $15.75 per share of the Bank's Common Stock on February 28, 1997.

The number of shares outstanding of the Bank's Common Stock as of February 28, 1997 is 13,617,970.

                       DOCUMENTS INCORPORATED BY REFERENCE
                       -----------------------------------


PARTS I and II
--------------
Portions of the 1996 Annual Report to Stockholders.

PARTS I AND II
--------------
Portions of the Proxy Statement/Prospectus for the 1997 Annual Meeting of Stockholders, dated March 14, 1997.








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                        THE GREATER NEW YORK SAVINGS BANK

                         1996 ANNUAL REPORT ON FORM F-2

                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----
PART I

Item 1 Business ........................................................    1
          General ......................................................    1
          The Bank's Competitive Strategy ..............................    3
          Market Area ..................................................    5
          Lending Activities ...........................................    5
          Nonperforming Assets and Allowances for Loan and Real
             Estate Losses .............................................    8
          Troubled Debt Restructurings and Impaired Loans ..............    9
          Securities ...................................................    9
          Interest Rate Sensitivity ....................................   10
          Liquidity and Capital Resources ..............................   10
          Savings Banks Life Insurance .................................   11
          Subsidiaries .................................................   11
          Taxation .....................................................   13
          Personnel ....................................................   14
          Regulation and Supervision ...................................   14
Item 2  Properties .....................................................   16
Item 3  Legal Proceedings ..............................................   18
Item 4  Security Ownership of Certain Beneficial Owners and Management .   18

PART II

Item 5  Market for the Bank's Common Stock and Related Security
             Holder Matters ............................................   18
Item 6  Selected Financial Data ........................................   18
Item 7  Management's Discussion and Analysis of Financial Condition and
             Results of Operations......................................   18
Item 8  Financial Statements and Supplementary Data ....................   19

PART III

Item 9  Directors and Principal Officers of the Bank ...................   24
Item 10 Management Compensation and Transactions .......................   26

PART IV

Item 11. Exhibits, Financial Statement Schedules and Reports on Form F-3   26
Signatures .............................................................   29








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                                     PART I

ITEM 1. BUSINESS
-----------------
General

        The Greater New York Savings Bank and Subsidiaries (the Bank) is a New York State-chartered, stock savings bank which was originally organized as a New York State-chartered, mutual savings bank in 1897 in the Park Slope section of Brooklyn, New York. At December 31, 1996, the Bank had total assets of $2.54 billion, deposits of $1.67 billion, borrowed funds of $640.4 million and stockholders' equity of $209.6 million.

        In January 1997, the Bank announced its intention to form a holding company, which is subject to the required regulatory and shareholder approvals. Under this proposal, Greater New York Bancorp Inc. will become the holding company for the Bank. All the outstanding common and preferred stock of the Bank will be converted, on a one-for-one basis, into all of the outstanding common and preferred stock of Greater New York Bancorp Inc. After reorganization, the Bank will continue its existing business as a subsidiary of Greater New York Bancorp Inc. The consolidated capitalization, assets, liabilities, net income, stockholders' equity and financial statements of Greater New York Bancorp Inc. immediately following the reorganization will be the same as those of the Bank prior to the reorganization. The holding company is expected to provide the Bank with increased flexibility in the pursuit of its strategic objectives.

        As of December 31, 1996, the Bank conducted its retail banking activities through 14 full-service branch offices, nine of which were located in Brooklyn, New York, three in Nassau County, New York, and one each in Queens and Suffolk counties, New York. The Bank expects to open additional full-service branches in Brooklyn during 1997. The Bank has its administrative headquarters in Manhattan and its lending office in Mineola, New York. At December 31, 1996, the Bank had average deposits per branch of $119 million and 80% of its total deposits were derived from its Brooklyn branches. In Brooklyn, the Bank's established branches averaged approximately $160 million in deposits. The Bank's deposits are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation (FDIC). In addition, the Bank is a member of the Federal Home Loan Bank (FHLB) system.

        The Bank's principal business consists of attracting retail deposits from the general public and investing those deposits, together with funds from borrowings, in mortgage loans and securities. The Bank also earns noninterest income, such as customer service charges, fees from originating and servicing loans and fees from the sale of third-party investment products.

        The Bank's primary lending efforts during the last several years have been focused on residential lending. This effort has included: the introduction of new loan products;



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new mortgage centers; additional loan representatives, processors and underwriters; the use of mortgage brokers; and increased advertising. In order to facilitate the management of interest rate risk, adjustable-rate and medium-term residential mortgage and cooperative loans are originated for the Bank's portfolio, while longer-term, fixed-rate loans are predominantly originated for sale into the secondary market. In 1996, 1995 and 1994, the Bank's 1-4 family and cooperative loan originations totaled $128 million, $66 million and $59 million, respectively. In determining whether to originate loans, management considers, among other things, yields earned on alternative investments, such as mortgage-backed securities. The Bank generally originates new loans that are profitable on a risk-adjusted basis in comparison to an alternative security investment.

        For 1996, the Bank had net income of $18.5 million, or $.77 per fully diluted common share, compared to $19.2 million, or $.80 per share, in 1995. Results for 1996 included $11.0 million of net tax expense, whereas net income for 1995 included $39.5 million of net tax benefits. The Bank became taxable in 1996 for financial statement purposes due to the recognition of a substantial amount of its deferred tax asset in 1995.

        Earnings before taxes rose to $29.5 million in 1996, from a pre-tax loss of $20.3 million in 1995. Much of the improvement was due to substantial reductions in the combined provision for loan and real estate losses and expenses for nonperforming loan and real estate activities. The Bank also experienced increased fee income in 1996 from investment product sales and banking services. In recognition of the substantial improvements in the Bank's financial results and condition over the last several years, in December 1996, the Bank paid its first common dividend since 1990 of $.05 per share.

        The combined provision for loan and real estate losses declined to $2.0 million in 1996, from $47.1 million in 1995. The provision for 1995 included approximately $36 million related to the rapid disposition strategy initiated in the fourth quarter, which was successful in reducing the Bank's nonperforming assets by nearly $78 million since its inception. Expenses for nonperforming loan and real estate activities also fell sharply from $8.4 million in 1995, to $3.5 million in 1996, or a 59% decline. Other noninterest expenses aggregated $48.2 million in 1996, compared to $47.5 million in 1995, or an increase of 1%.

        The Bank's net interest margin improved slightly to 3.02% in 1996, from 2.98% in 1995, while net interest and dividend income amounted to $72.4 million in 1996, unchanged from 1995. The Bank's one-year interest rate sensitivity gap improved from a negative 5.7% at December 31, 1995, to a negative 0.2% at December 31, 1996. Noninterest income amounted to $10.8 million in 1996, compared to $10.4 million in 1995. Noninterest income for 1996 included gains aggregating $2.3 million from the sale of mortgage servicing rights and student loans, whereas the income for 1995 included $2.7 million realized from the prepayment of a large commercial real estate loan. Fees from investment product sales and other banking services together increased by $1.1 million over 1995.



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        Asset quality continued to improve as nonperforming assets fell to $45.6 million, or 1.79% of total assets, at year-end 1996, from $55.8 million, or 2.16%, at December 31, 1995. Loans categorized as troubled debt restructurings also declined from $195.1 million at December 31, 1995, to $155.5 million at December 31, 1996. Net loan and real estate chargeoffs for 1996 declined to $8.8 million, from $48.8 million in 1995. A substantial portion of the chargeoffs was attributable to the rapid disposition strategy.

        At December 31, 1996, the combined allowance for loan and real estate losses amounted to $20.5 million, compared to $27.3 million at December 31, 1995. The combined allowance (excluding reserves attributable to real estate held for development) represented 42% of nonperforming assets at December 31, 1996, compared to 46% at year-end 1995.

        Stockholders' equity to total assets improved to 8.25% at December 31, 1996, from 7.59% at year-end 1995. At the same time, book value per common share rose to $11.31 at December 31, 1996, from $10.55 a year ago. The Bank's regulatory Tier 1 leverage and total risk-based capital ratios increased to 7.06% and 14.62%, respectively, at December 31, 1996, from 6.02% and 11.98% at December 31, 1995.

The Bank's Competitive Strategy

        The Bank considers its greatest strength to be its branch network. Almost all of the Bank's branches, particularly in Brooklyn, New York, have long-established relationships within their communities. For a century, the Bank has positioned itself as a community-based bank relying on quality service as well as community outreach and involvement to maintain its standing in the industry. The Bank seeks to differentiate itself from its competitors through the extra measures taken to solidify its community relationships. Many branches are located in large ethnic communities. The Bank services the Portuguese, Orthodox Jewish, Russian, African-American, Haitian and Hispanic communities, among others, by advertising in ethnic publications. Additionally, individuals who are typically residents of the communities served by the Bank and have foreign language skills are actively recruited by the Bank to meet the specific needs of depositors. The Bank also produces its product brochures in five foreign languages and branch personnel can currently speak over 30 foreign languages. The Bank also routinely makes available, at no cost, meeting rooms to community groups for meetings or seminars.

        As part of its community involvement, The Greater Housing Grant Program awards grants to local community development organizations that are working to promote home ownership opportunities for low-to-moderate income families. These organizations help stabilize neighborhoods by developing new housing, rehabilitating existing housing, providing consumer education and credit counseling, and making credit available to prospective home buyers. The Greater Housing Grant Program has awarded a total of $150,000 in grants to various community development groups in Brooklyn, Queens and




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on Long Island since its inception in 1994.

        The Greater also has a Kids' Bank Program, an in-school educational program designed to teach children about money and the benefits of saving. The Kids' Bank has reached 108 classes in 59 neighborhood schools since its inception in 1994. The program is centered around providing fourth grade students with textbooks and lesson plans that are integrated into the schools' math and social studies curriculum. As part of the program, the Bank also opens a Kids' Bank account with a small deposit for each child. The program has attracted over 14,000 accounts and a total of nearly $5 million in deposits.

        The Bank strives to provide its customers with courteous and professional service. The Bank offers an array of flexible deposit products and services as well as a wide range of residential lending programs. Retail deposit products include checking, savings and certificate of deposit accounts, along with money-market and business checking accounts. In addition, beginning in September 1996, credit cards are offered through a third-party bank. The
Bank's lending programs are designed to meet its customers' individual needs, whether they are buying their first home or refinancing their existing mortgage. Home mortgage loans include a number of programs with low down-payment plans, including FNMA, FHA, VA and SONYMA loans. Five of the Bank's six mortgage loan centers are located in the branch offices where knowledgeable loan representatives accept and process mortgage applications. The Bank also maintains a strong relationship with a number of mortgage brokers in the greater New York area.

        In addition to the aforementioned products, the Bank offers a variety of banking and financial brokerage services to assist its customers to meet their financial needs through the Bank. Third-party mutual funds and annuities are offered through a subsidiary of the Bank.

        Each of the Bank's branch offices have modernized customer service areas and one or more state-of-the-art Automated Teller Machines (ATMs) at which depositors can process routine transactions. These machines accommodate five foreign languages and have full-color graphics and other features. All but one branch offers full-service safe deposit vault services. The Bank is also a member of the NYCE and CIRRUS ATM networks which provide depositors with access to ATM banking on a regional, national and international level. At December 31, 1996, the Bank had 27 ATMs in its branch network and two off-site ATMs at the Broadway Mall in Hicksville, Long Island.

        Branch service hours typically reflect the needs of the community. Saturday hours are offered at eleven branches, Sunday hours are offered at two branches and extended limited service, early-morning or evening hours are offered at all branches. Automated telephone banking also permits depositors to verify balances, transfer funds between accounts and determine the status of personal checks on a 24-hour basis.

        During 1997, the Bank plans to open additional full-service branches in Brooklyn, New York. The branches will offer a full array of deposit products, residential, student



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and home equity loans, safe deposit boxes and 24-hour ATMs. The Bank believes that its strategy of differentiating itself through community visibility and superior service is responsible for generating its large base of core, low-cost deposits.

Market Area

        The Bank's depositor base is drawn from its branch network located in Brooklyn, Queens, and Nassau and Suffolk counties on Long Island, New York. The deposit base of the Bank has a direct relationship to the proximity of its branch office facilities. The Bank considers its primary mortgage lending area as encompassing the New York metropolitan area, particularly the communities where the Bank's branches are located and also in Manhattan.

Lending Activities

        In originating loans, the Bank competes with savings banks, savings and loan associations, credit unions, mortgage companies, commercial banks and other financial services firms. In attracting borrowers, the Bank relies on: marketing; competitive pricing and variety of the loan products it offers; and quality customer service (such as providing knowledgeable loan representatives and timely processing of loan applications). In addition, the Bank also originates loans through a network of mortgage brokers, which contributed significantly to the Bank's volume of originations in 1996. The volume and types of loans originated by the Bank are affected primarily by: management's perception of the demand, credit risk and profitability of various types of real estate financing; the availability of funds; the Bank's portfolio needs and its ability to sell loans in the secondary mortgage market; as well as other factors, such as competition and general economic conditions.

        Over the last several years, the Bank's investment in securities has increased from 45% of total assets at December 31, 1994, to 55% at December 31, 1996, while its loan portfolio to total assets has decreased from 46% to 37% during the same timeframe. This shift is due to various factors. First, the low interest rate environment caused a larger than normal amount of prepayments of higher-yielding commercial real estate and multi-family loans in 1995 and 1996. Second, in order to reduce its exposure to commercial real estate loans, the Bank has not made such loans since 1990 (other than loans to finance sales of foreclosed real estate or to convert maturing construction advances to permanent financing). In addition, only a modest amount of new multi-family loans have been originated in the last several years, due to the reduced profitability of such lending resulting from competitive pricing practices. In determining whether to originate loans, the Bank considers, among other things, whether the new loan can earn a risk-adjusted return that is greater than an alternative security investment. Third, despite a significantly higher level of 1-4 family and cooperative loan originations over the last two years, the low rate environment caused a relatively large number of these originations to be of the long-term, fixed-rate variety, which the Bank normally sells into the secondary market.





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Finally, a substantial portion of the student loan portfolio was sold in 1996 due to reduced profitability resulting from legislative changes that have increased the servicing costs associated with such loans.

        The lower level of loans receivable (particularly higher-yielding commercial real estate and multi-family loans) has adversely impacted the Bank's net interest margin. However, such impact has been largely offset by increases in the ratio of the Bank's interest-earning assets to interest-bearing liabilities resulting from the investment of funds generated from operations and sales of nonperforming assets. The level and type of earning assets directly impacts the related amounts of interest and fee income to be recognized in future periods. The Bank expects its residential loan originations, including its multi-family lending, to increase in 1997 from 1996 levels.

        Residential Lending. The Bank's residential lending consists of a full range of fixed- and adjustable-rate loan products that are originated through six retail mortgage loan centers and a network of mortgage brokers. The loan centers are located in the Bank's branches at Sheepshead Bay (Brooklyn), Park Slope (Brooklyn), Church Avenue (Brooklyn), 13th Avenue (Brooklyn), Mineola (Nassau county) and Medford (Suffolk county).

        The Bank's fixed-rate residential loan originations (FRMs) are normally sold into the secondary market. Conforming FRMs are sold to either FNMA or FHLMC, while jumbo loans are sold to other investors. From time-to-time, the Bank will retain 10- and 15-year FRMs for portfolio. The Bank's adjustable-rate loan originations (ARMs) are retained for its portfolio. Periodically, conforming ARMs may be securitized with FNMA or FHLMC. The repricing of ARMs is based predominantly on a fixed margin mainly over the weekly average yield on U.S. Treasury securities, adjusted to a constant maturity of one- three- or five-year terms (depending upon the type of ARM). These loans generally carry periodic and lifetime interest rate caps (limitations of increases and decreases in the interest rate) of 2% and 6%, respectively. The Bank has never offered any loans with a negative amortization feature.

        The Bank's underwriting procedures require an appraisal of the property securing the loan for the purpose of ascertaining the loan-to-value ratio (i.e., the ratio that the original principal amount of the loan bears to the lower of the purchase price or appraised value of the property securing the loan at the time of origination) and the property's adequacy as security. Such appraisals conform to the appraisal standards of FNMA and FHLMC. Appraisals are generally performed by independent appraisers who meet the Bank's requirements and are reviewed and approved by the Bank's Appraisal Department.

        Under its residential lending program, the Bank also offers home equity loans in the form of a line of credit for which the security is generally a second mortgage. These loans have adjustable interest rates that, after an introductory period, are based on a fixed margin over the prime lending rate.



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        Multi-Family and Commercial Real Estate Lending. Commencing in 1990, the
Bank curtailed new commercial real estate and multi-family lending and redirected its resources towards the reduction of nonperforming assets and the extension and modification of maturing and existing loans. In 1996, the Bank expected to begin a multi-family lending effort concentrated in communities that are well known by the Bank (such as Manhattan, Brooklyn and Queens). However, due to competitive pricing practices, the profitability from such lending declined. As a result, the Bank's volume of originations were insignificant during 1996. The Bank is currently not offering commercial real estate loans.

        The Bank has a Commercial Mortgage Department which includes a team of loan officers whose responsibility is to originate new multi-family loans that are profitable on a risk-adjusted basis as well as to monitor the Bank's performing commercial real estate and multi-family loan portfolio with an objective of timely identification of problem loans. In addition, new loans are also subject to an independent analysis by the Bank's Credit Quality Department.

        The Bank's underwriting process with respect to multi-family loans is designed to require that actual or anticipated cash flow from the underlying property will be more than sufficient to cover operating expenses and debt service payments. Loan-to-value ratios on new loans made by the Bank do not exceed 75% and the property's debt service coverage is at least 125%. New mortgage loans on multi-family properties are normally originated for terms of no more than 10 years with interest rates that reset predominantly at the end of five years or less, based on a fixed margin mainly over the weekly average yield on U.S. Treasury securities, adjusted to a constant maturity of five years.

        At December 31, 1996, the Bank's mortgage loan portfolio was concentrated in commercial real estate and multi-family loans. Commercial real estate loans included loans made for the acquisition and refinancing of office buildings, shopping centers and industrial and warehouse properties. The Bank also participated, to a lesser extent, in commercial real estate loans originated by other banks. With respect to certain large loans originated by the Bank, the Bank offered participation to other lenders while retaining the servicing of such loans. Multi-family property loans consist primarily of loans for the acquisition or refinancing of rental and cooperative apartment buildings.

        Consumer Lending. The focus of the Bank's consumer lending business is student lending. The Bank has been a participant in the New York State Guaranteed Student Loan Program since 1968. The Bank markets its student loan programs primarily through high school guidance counselors, college financial aid offices, high school newspapers and branch advertising. The Bank also seeks to develop relationships with major colleges and universities in its market area. In October 1996, the Bank sold $34.4 million of student loans (representing substantially all of this portfolio) for a gain of $0.7 million. Due to legislative changes, the costs associated with servicing these loans has increased. As a result, management concluded that the benefits of a sale exceeded the future profitability




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from continuing to hold these loans for portfolio. The Bank continues to originate student loans with the intention of selling them into the secondary market.

        Loan Fees. The Bank derives various fees from its lending activities, including loan commitment, origination and processing fees. The Bank also derives fees and charges related to existing loans, which include prepayment fees, late charges and satisfaction fees. Many of these fees vary with the volume and type of loans originated and with competitive conditions in the mortgage markets. The Bank also generates gains and losses on sales of loans originated for sale into the secondary market.

        Loan Servicing. As a loan servicer, the Bank receives fees from the loans it services for investors. Additionally, the Bank earns interest on insurance premiums and tax payments paid into escrow accounts by the borrower and on loan payments held by the Bank before being remitted to the investor.

        In September 1996, the Bank was able to benefit from favorable market conditions by selling servicing rights on $185 million of residential loans serviced for investors (which represented a substantial portion of this portfolio) for a gain of $1.5 million. The sale included a majority of servicing rights capitalized under SFAS No. 122, "Accounting for Mortgage Servicing Rights," which had a net carrying value of $0.6 million. At December 31, 1996, loans serviced for investors aggregated $84.8 million, compared to $292.5 million at December 31, 1995. Currently, the Bank intends to either sell its new loans originated for sale into the secondary market on a servicing-released basis (rather than a servicing-retained basis as was the case previously), or periodically sell any retained servicing rights based on market conditions. As a result, fee income from servicing loans (which approximated $1.0 million in 1996, $1.1 million in 1995 and $1.2 million in 1994) is expected to decrease in the foreseeable future from prior levels. However, lower expenses associated with the mortgage servicing operation coupled with the investment of the proceeds from the sale of the rights, as well as the benefits of the additional capital, will substantially mitigate the loss of servicing fees.

        For additional information concerning loans, including: the credit risk, composition and geographic distribution of the loan portfolio; loans originated; and loans serviced for others; see the Bank's 1996 Annual Report to Stockholders, pages 26 through 32, 36, 37, 38, 40, 41, 44, 50 through 52,
57 through 59, 60, 64 and 71 through 73, which are incorporated herein by reference, and pages 21 through 23 of this report.

Nonperforming Assets and Allowances for Loan and Real Estate Losses

        During 1989 to 1993, the Bank experienced a significant increase in nonperforming and delinquent commercial real estate and multi-family loans which resulted in large provisions for loan and real estate losses. In response thereto, the Bank strengthened its controls over credit risk and related management processes and implemented various strategies designed to reduce the level of such assets as well as their related costs. The




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strategies have included individual sales and dispositions, a bulk sale, loan restructurings and chargeoffs, all of which have significantly improved the Bank's asset quality and substantially impacted the allowances for loan and real estate losses.

        The Bank's Special Assets Department is directly responsible for the resolution or disposition of nonperforming and underperforming assets. This department is comprised of professionals who review, monitor and respond to problem loans to determine if a restructuring is viable or whether to commence foreclosure proceedings. Once an asset is acquired through foreclosure, responsibility for its management and disposition is assigned to professionals within the Bank who are experienced in real estate management and sales.

        For information concerning nonperforming assets, the rapid disposition strategy initiated in the fourth quarter of 1995 to reduce such assets, and the allowances for loan and real estate losses, see the Bank's 1996 Annual Report to Stockholders, pages 30 through 34, 50, 51, 58, 59, 60, 72 and 73, which are incorporated herein by reference, and page 23 of this report.

Troubled Debt Restructurings and Impaired Loans

        In conjunction with the Bank's efforts to reduce nonperforming assets, the Bank has restructured the terms of certain commercial real estate and multi-family loans as a result of the borrowers' weakened financial condition and inability to meet the loans' original terms. At December 31, 1996, troubled debt restructurings amounted to $155.5 million, representing 26% of the Bank's performing commercial real estate and multi-family loans. For information concerning troubled debt restructurings and impaired loans (as defined by SFAS No. 114), see the Bank's 1996 Annual Report to Stockholders, pages 29, 30, 50, 51 and 58, which are incorporated herein by reference.

Securities

        The Bank has the authority to invest in a wide range of securities, subject to certain restrictions in the New York State Banking Law and applicable regulations. The FDIC Improvement Act of 1991 imposes additional restrictions on equity investments and other activities (see the section "Regulation and Supervision" in this report). The Bank's investment policy and strategy is reviewed and approved by the Board of Directors and its Investment Committee.

        At December 31, 1996, the Bank's total investment in securities aggregated $1.41 billion and consisted predominantly of mortgage-backed securities. For additional information concerning securities, see the Bank's 1996 Annual Report to Stockholders, pages 25, 26, 36, 37, 40 through 44, 50, 54 through 56, 63, 64, 71 and 72, which are incorporated herein by reference, and pages 19 and 20 of this report.


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Interest Rate Sensitivity

        The Bank's interest rate sensitivity, as illustrated by its gap position (the difference between the amounts of assets and liabilities repricing or maturing within a one-year period as a percentage of total assets) has improved from a negative 5.7% at December 31, 1995, to a negative 0.2% at December 31, 1996. For additional information concerning interest rate sensitivity, see the Bank's 1996 Annual Report to Stockholders, pages 42 through 44, which are incorporated herein by reference.

Liquidity and Capital Resources

        The Bank manages its liquidity position on a daily basis to assure that funds are available to meet operations, deposit withdrawals, the repayment of borrowings, and loan and investment funding commitments. The Bank's primary sources of funds consist of: retail deposits obtained through its branch offices; borrowings; amortization, satisfactions and repayments of loans; maturities and repayments of securities; sales of assets available for sale and cash provided by operating activities.

        Deposits. The Bank's primary competition for deposits historically has come from other savings banks, savings and loan associations and commercial banks located in the Bank's principal market area. Additional competition for deposits has been encountered from various nondeposit investment vehicles available to consumers, such as short-term money market securities, money market funds, equity securities, mutual funds, annuities and other corporate and government securities.

        The Bank offers a variety of deposit accounts designed to attract both short- and long-term deposits from the general public. Included among these accounts are: variable-rate savings accounts; fixed- and variable-rate certificates of deposit, individual retirement accounts (IRAs) and Keogh accounts; and variable-rate money market savings and checking accounts. The Bank relies primarily on high quality customer service, its involvement in community activities, competitive pricing policies and advertising to attract and retain deposits. The Bank does not rely upon any individual or entity for a significant portion of its deposits.

        The Bank reviews interest rates offered on deposit accounts on a weekly basis and, pursuant to such reviews, the rates may be revised upward or downward. The Bank monitors its rates and adjusts them in accordance with the Bank's overall funds management and liquidity objectives, while still remaining competitive with other financial institutions in its market area. The Bank does not necessarily seek to match the highest rates paid by competing institutions.

        Borrowings. The Bank makes use of short- and long-term advances from the Federal Home Loan Bank of New York (FHLBNY). As a member of the FHLBNY, the Bank has the ability to borrow from the FHLBNY to meet its general business needs, subject to the availability of certain types of low-risk collateral sufficient to fully secure such advances. In addition, the Bank is required to own capital stock in the FHLBNY, the amount of which fluctuates with the level of outstanding borrowings (including reverse repurchase agreements).

        The Bank also obtains funds from sales of securities (primarily mortgage-backed) to broker-dealers or the FHLBNY under short-term agreements to repurchase the same securities, when such funds are available at more attractive rates. These agreements are accounted for as collateralized financing transactions.

        For additional information concerning liquidity and capital resources, deposits, borrowed funds and stockholders' equity, see the Bank's 1996 Annual Report to Stockholders, pages 34 through 37, 40 through 45, 52, 60 through 64, 71 and 72, which are incorporated herein by reference.

Savings Banks Life Insurance

        The Bank offers savings banks life insurance (SBLI) to its customers, up to a maximum of $50,000 for ordinary insurance and $500,000 for group term insurance. The Bank's employees administer the SBLI program, which is governed by New York State law. The assets, liabilities and operating results of the Bank's SBLI program are separate and distinct from the Bank and accordingly are not included in the Bank's consolidated financial statements. The Bank is not liable under any insurance policy. At December 31, 1996, the Bank's SBLI program had approximately $551 million of insurance in force. The Bank believes that offering low-cost SBLI is beneficial to its relationships with its depositors and the public.

Subsidiaries

        Unconsolidated Affiliates. The Bank has an investment in an unconsolidated affiliate, Institutional Group Information Corp. (IGIC). IGIC provides banking related data processing services to the Bank and other financial institutions. IGIC, located in Great Neck, New York, is jointly owned with one other savings bank. IGIC provides financial account file and customer information file services to the Bank for its deposits and loans. IGIC also provides safe deposit records and various integrated financial systems including an on-line general ledger system. The data processing facilities of IGIC have been updated and expanded on a continuous basis. At December 31, 1996, the Bank's total investment in IGIC was $1.8 million, including a 64% equity ownership.

        Management believes the data processing facilities of IGIC have served the Bank well. The Bank is currently evaluating an extension of the term of its contract with IGIC, which expires in 1998.

        Wholly-Owned Subsidiaries. Greater Investment Services Inc. (GIS) was originally chartered in 1989 as a New York corporation. The stock of the GIS is held by The Greater New York Financial Corporation (GNYFC), a wholly-owned nonoperating subsidiary of the Bank incorporated in Delaware. GIS currently serves as a conduit for the sale of tax-deferred annuities and a variety of mutual funds and it also executes unsolicited trades of individual securities. The products are sold through the Bank's branch system using licensed, registered investment consultants who are employed by GIS. All securities are sold through an unaffiliated registered broker-dealer. GIS earned gross revenues of approximately $1.7 million in 1996 and $1.0 million in 1995.

        Infoserve, which is a wholly-owned subsidiary of the Bank, is located in Great Neck, New York, and provides check clearing and processing, as well as check and money order issuance services to the Bank and other financial institutions.

        Joint Ventures. Real estate held for development at December 31, 1996, which is carried at the lower of cost or net realizable value, consisted of equity investments through wholly-owned subsidiaries in five joint venture projects that were originated before 1990. These projects, which predominantly involve the development of moderately priced residential housing located on Long Island, New York, are in various stages of completion, ranging from the latter portion of the approval process to the final phase of the disposition process. These projects have progressed much slower than originally anticipated due to delays in the subdivision approval process and the recession that occurred in the local economy prior to 1994. The Bank has restructured a number of its joint venture agreements with the objective of facilitating the disposition of these investments.

        The first of these projects, Laurel Hill Associates, involves the development of a 154 acre parcel of land in Mt. Sinai, New York with a 166 unit planned retirement community, a 200 bed nursing home, a 225 unit continuous care retirement facility and approximately 260 single family homes. The project has received all necessary zoning approvals and is presently in the subdivision approval stage. The disposition strategy calls for the sale of the approved continuous care retirement facility and nursing home sites to a qualified third-party developer. It is currently anticipated that the remainder of the project will be built and sold by the joint venture partnership, with construction commencing as early as 1997. At December 31, 1996, the Bank's carrying value of this investment was $8.9 million, a slight increase from year-end 1995. The Bank had an unfunded commitment to this project of approximately $364,000 at December 31, 1996.

        The second project is Manorville Hills Associates, a 307 lot residential subdivision on 248 acres located in Manorville, New York. The project has received all zoning approvals and the site maps for the first two sections (69 units) have recently been filed, thereby enabling construction to commence. The joint venture partnership intends to sell these lots, either on a section-by-section basis, or in bulk to third-party developers who will then construct homes. The carrying value of this investment at year-end 1996 was

$6.2 million, with no unfunded commitments outstanding.

        Country Village Estates, the third project, is a 196 unit planned retirement community located on 35 acres in Selden, New York. This project, which has no unfunded commitment, had a carrying value at December 31, 1996 of $4.4 million, unchanged from December 31, 1995. The project has been under ongoing construction for six years with approximately 105 units built to date, 89 of which have been sold. At this juncture, the joint venture partnership plans to continue to develop the project and dispose of units through conventional sales activity.

        The fourth joint venture investment, known as Tiffany Park Estates, consists of a 20 acre parcel of land located in Nesconset, New York. Although the joint venture partnership has been successful in obtaining a rezoning allowing the construction of 88 condominium units, it decided not to commence construction. Instead, the partnership plans to dispose of this investment by marketing and selling the land to a third-party developer, who will then construct and sell units. This joint venture investment has no unfunded commitment and had a carrying value at December 31, 1996 of $1.7 million, which is unchanged from year-end 1995.

        The fifth and final project is a 77 lot subdivision on a 41 acre parcel of land located in Coram, New York, known as Tanglewood at Coram Associates II. This investment is similar to Tiffany Park Estates in that the joint venture partnership has obtained all necessary zoning approvals, but elected not to construct the project. Likewise, this development parcel is being marketed for sale to third-party developers. The year-end 1996 carrying value of this investment was $1.9 million, which represents a slight increase from December 31, 1995. An unfunded commitment of $29,000 at year-end 1996 is expected to be utilized to carry the project.

        With regard to certain restrictions imposed by the FDIC on the Bank in continuing its real estate joint venture activities, see the section "Regulation and Supervision" on page 14 of this report.

        Other Subsidiaries. In addition to the foregoing, other subsidiaries of the Bank either hold title to various parcels of real estate acquired by the Bank through foreclosure or are currently nonoperating entities. Once foreclosed real estate is disposed of, those subsidiaries are normally dissolved.

Taxation

        For information concerning taxation, including the Bank's deferred tax asset, see the Bank's 1996 Annual Report to Stockholders, pages 33, 34, 35, 39, 42, 53, 68 and 69, which are incorporated herein by reference.

Personnel

        As of December 31, 1996, the Bank had 92 officers, 399 full-time employees and 69 full-time equivalent employees. GIS had six officers (five of whom are also Bank officers) and nine full-time employees. The Bank maintains a comprehensive employee benefits program, which provides hospitalization and major medical insurance, life insurance, disability insurance, and reduced mortgage loan rates for qualifying employees (excluding executive officers). The Bank's employees also have a Pension Plan and an Employee Stock Ownership Plan. The Bank's employees are not represented by any collective bargaining unit and the Bank maintains a favorable relationship with its employees.

Regulation and Supervision

        The Bank is subject to regulation, examination and supervision by the New York State Banking Department and the FDIC (the Regulators). The Bank is also governed by numerous federal and state laws and regulations including the FDIC Improvement Act of 1991 (FDICIA). This legislation contains provisions relating to the capitalization and safety and soundness of financial institutions.

        Summary of FDICIA. FDICIA requires the FDIC to take prompt corrective action if a bank's capital fails to satisfy certain minimum capital requirements. The legislation also: enhances the regulatory examination process; increases reporting requirements; imposes significant limitations on the powers of insured banks chartered under state law to make equity investments and engage as a principal in other activities; imposes a risk-based system for determining annual deposit insurance assessments and requires risk-based capital standards to take adequate account of interest rate risk, concentration of credit risk and the risks of nontraditional activities.

        Prompt Corrective Action. FDICIA requires the FDIC to take prompt corrective action if a bank fails to satisfy certain minimum capital requirements. The capital requirements include Tier 1 leverage and risk-based capital requirements that are used to define five categories of banks ("well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized"). Any institution that fails to meet the minimum level of any relevant capital measure (any of the three "undercapitalized" categories) can be subject to a wide range of limitations on its activities and operations and requirements as to remedial actions.

        In September 1996, a Memorandum of Understanding between the Bank and the Regulators was terminated. The memorandum was an agreement under which, among other items, required the Bank to: maintain a minimum Tier 1 leverage capital ratio of 5.50%; reduce classified assets in relation to total Tier 1 capital and reserves; and provide a variety of information to the Regulators.

        In order to be considered adequately capitalized at December 31, 1996 under FDIC regulations, the Bank is required to maintain minimum Tier 1 Leverage, Tier 1 risk-based and total risk-based capital ratios of 4%, 4% and 8%, respectively. At December 31, 1996, the Bank's Tier 1 leverage, Tier 1 risk-based and total risk-based capital ratios were 7.06%, 12.99% and 14.62%, respectively, which allows the Bank to be considered well capitalized under FDIC regulations. In order to be considered as such, FDIC regulations require Tier 1 leverage, Tier 1 risk-based and total risk-based capital ratios of at least 5%, 6% and 10%, respectively. See the section "Equity Investment Activities" below and page 71 of the Bank's 1996 Annual Report to Stockholders, which is incorporated herein by reference, for a further discussion of capital requirements.

        Equity Investment Activities. FDICIA prohibits insured state banks from engaging as principal in any type of activity, or from acquiring or retaining any equity investment, not permissible for a national bank. FDICIA makes certain exceptions to these general rules, and the act authorizes the FDIC to permit other exceptions for institutions that are and continue to be in compliance with applicable regulatory capital standards. Under these provisions of FDICIA, state-chartered institutions need the permission of the FDIC to continue certain equity investment activities. FDICIA does not affect the Bank's ability to continue its SBLI activities as such activities are currently conducted.

        With regard to the above restrictions, the FDIC has approved a phase-out plan which permits the Bank to continue its real estate joint venture activities through December 31, 2000, subject to certain conditions. The conditions include a requirement that the Bank perform supplemental quarterly capital adequacy calculations which deduct all such real estate joint venture investments. The Bank has performed these supplemental calculations and continues to be well capitalized under applicable FDIC regulations. Solely for purposes of these calculations, the Bank's Tier 1 leverage, Tier 1 risk-based and total risk-based capital ratios (as calculated by deducting the net carrying value of joint venture investments, inclusive of commitments to invest) would have been 6.23%, 11.56% and 13.19%, respectively, at December 31, 1996. If the Bank's capital (calculated as described above) falls below the level required for well-capitalized institutions pursuant to FDIC regulations, it must submit a plan to restore its capital to such a level. There can be no assurance, absent an extension by the FDIC, that any of the Bank's joint ventures can be completed or disposed of by December 31, 2000, without significant loss to the Bank.

        For purposes of the FDIC's assignment of the Bank to the capital categories described previously to determine prompt corrective action and the Bank's deposit insurance assessment rates (discussed below), the Bank's capital ratios are computed after deducting the real estate joint venture investments, as calculated above.

        Deposit Insurance Assessment Rates. Under FDICIA, the FDIC's deposit insurance assessment rates for an institution are currently determined based on the FDIC's assignment of the institution to one of three capital categories (well capitalized, adequately capitalized or under capitalized) and one of three supervisory categories. Beginning in 1993, the rates had ranged from 0.23% of deposits for an institution in the highest category (i.e., well capitalized and financially sound, with no more than a few minor weaknesses) to 0.31% of deposits for an institution in the lowest category (i.e., under capitalized and substantial supervisory concern). For the Bank, the assessment rate was 0.29% of deposits through May 31, 1995. Effective June 1, 1995, the FDIC reduced the assessment rates to a range of 0.04% to 0.31% of deposits for all institutions. The Bank's assessment rates were reduced to 0.21% for June and 0.07% of deposits from July 1, through December 31, 1995. On January 1, 1996, FDIC deposit insurance assessment rates declined further ranging from a minimum of $2,000 per year for well-capitalized institutions with no supervisory concerns, and 0.03% to 0.27% of deposits for all other institutions. For the Bank, the assessment rate was reduced to 0.03% of deposits. On January 1, 1997, pursuant to the Deposit Insurance Funds Act of 1996, FDIC deposit insurance assessment rates have increased by an additional 1.3 basis points for all banks insured by the Bank Insurance Fund.

        Community Reinvestment Act. Under the Community Reinvestment Act ("CRA"), as implemented by the FDIC's regulations (which were amended in April
1995), the Bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the FDIC, in connection with its examination of the Bank, to assess the Bank's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. The CRA also requires all institutions to make public disclosure of their CRA ratings. The New York State Banking Department also performs a CRA examination of the Bank. The Bank received a "Satisfactory" CRA rating in its most recent examinations by the FDIC and New York State Banking Department.

ITEM 2. PROPERTIES
------------------

        The Bank conducts its business from its administrative headquarters in Manhattan, a total of 14 full-service branch offices located in Brooklyn, Queens and Nassau and Suffolk Counties, and a lending office in Mineola, New York. The table on page 17 sets forth information relating to each of the Bank's offices as of December 31, 1996.

                                                                                    Year
                                                    Owned                        Initially
                                                       or            Lease        Leased/
Location of Property                               Leased        Expiration      Acquired
--------------------                               ------        ----------      ---------
Principal Branch Office:
   451 and 457 Fifth Avenue                     451 - Owned                         1919
   At 9th & 10th Streets                        457 - Leased         2043           1994
   Brooklyn, New York 11215

Administrative Headquarters:
   One Penn Plaza                                   Leased(1)        1998        1982, 1984
   New York, New York 10119

Lending Office:
   211 Station Road                                 Leased           2017           1987
   Mineola, New York 11501

Branch Offices:
   Brooklyn, New York:
        101 Church Ave at McDonald Ave.              Owned                          1930
        4302 18th Ave. at East 2nd St.               Owned                          1956
        110 7th Ave. at President St.                Owned                          1955
        5220 13th Ave. at 53rd St.                  Leased(2)        1998           1978
        1045 Flatbush Ave. at Duryea Pl.             Owned                          1925
        1550 Flatbush Ave. at Nostrand Ave.          Owned                          1943
        489 Neptune Ave. at West 5th St.            Leased           2003           1965
        1672 Sheepshead Bay Rd.
           at Voorhies Ave.                          Owned                          1993

   Queens, New York:
        179-25 Hillside Ave. at 179th St.         Own Bldg.                         1963
                                                 Lease Land          2005           1963

   Nassau County, New York:
        222 Station Plaza North                     Leased(3)        1997           1972
        Mineola, New York

        Sands Shopping Center                       Leased           2010           1988
        3535 Long Beach Road
        Oceanside, New York

        102 Broadway Mall                           Leased           2009           1988
        Route 106/107
        Hicksville, New York

   Suffolk County, New York:
        King Kullen Shopping Center
        2775 Route 112                              Leased           2010           1988
        Medford, New York



(1) The Bank is currently evaluating whether to renew this lease or secure comparable space elsewhere.
(2) Leased with option to purchase.
(3) Extension of lease is currently being negotiated.

        The Bank also owns one property in Brooklyn, New York which was acquired through foreclosure in 1993. The property, which will be used primarily as a disaster recovery center, is currently under construction.

        Rental expense (net of sublease rental income of $1.1 million) for the Bank for the year ended December 31, 1996 approximated $3.1 million as a result of leases with average original terms of approximately twenty-four years. For information concerning the Bank's premises and equipment, lease obligations and lease commitments, see page 59 of the Bank's 1996 Annual Report to Stockholders, which is incorporated herein by reference.

ITEM 3.  LEGAL PROCEEDINGS
--------------------------

        For information concerning legal proceedings, see page 71 of the Bank's 1996 Annual Report to Stockholders, which is incorporated herein by reference.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
-----------------------------------------------------------------------

        The information contained under the caption "Beneficial Ownership of the Bank's Voting Stock" on pages 17 through 19 of the Proxy Statement/Prospectus for the 1997 Annual Meeting of Stockholders (the 1997 Proxy Statement), is incorporated herein by reference.

                                     PART II

ITEM 5.  MARKET FOR THE BANK'S COMMON STOCK AND RELATED SECURITY HOLDER MATTERS
-------------------------------------------------------------------------------

        The information contained under the caption "Other Investor Information" on page 79 of the Bank's 1996 Annual Report to Stockholders is incorporated herein by reference.

ITEM 6.  SELECTED FINANCIAL DATA
--------------------------------

        The information contained under the caption "Selected Financial Data" on page 23 of the Bank's 1996 Annual Report to Stockholders is incorporated herein by reference.

ITEM 7.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
------------------------------------------------------------------------
         RESULTS OF OPERATIONS
         ---------------------

        The information contained in the section captioned "Management's Discussion and Analysis" on pages 24 through 45 of the Bank's 1996 Annual Report to Stockholders is incorporated herein by reference.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
----------------------------------------------------

FINANCIAL STATEMENTS

        The Bank's Consolidated Statements of Financial Condition as of December 31, 1996 and 1995, and the related Consolidated Statements of Income, Changes in Stockholders' Equity, and Cash Flows for each of the years in the three-year period ended December 31, 1996, together with the related notes, the Report of Management on Responsibility for Financial Reporting and the Independent Auditors' Report on pages 46 through 76 of the Bank's 1996 Annual Report to Stockholders, are incorporated herein by reference.

SUPPLEMENTARY DATA

Securities

        The following schedule sets forth information about the Bank's security investments as of December 31:

                                                       1996                         1995                        1994
                                              ------------------------      ----------------------    -----------------------
                                                Carrying    Estimated       Carrying     Estimated     Carrying    Estimated
($ in thousands)                                 Value      Fair Value       Value       Fair Value      Value     Fair Value
                                              -----------   ----------      --------     ----------   ---------    ----------
U.S. Treasury securities ...................  $       49    $       50    $       48    $       50    $       45    $       45
U.S. government agency securities ..........      15,884        15,998        18,742        18,866          --            --
Securities issued by states and
political subdivisions in the U.S (1)  .....      57,278        57,139        61,119        61,477        62,147        61,585
Mortgage-backed securities:
Pass-through securities:
    Guaranteed by GNMA .....................     115,886       113,760       127,914       127,007       139,769       125,906
    Issued by FNMA & FHLMC .................     288,123       290,405       270,098       272,478       332,502       322,439
    Privately issued .......................       1,072         1,079         1,603         1,582         2,030         1,970
CMOs and REMICs:
    Issued or guaranteed by FNMA & FHLMC ...     369,595       363,935       230,656       225,085       197,813       177,975
    All other privately issued .............     439,700       430,276       481,205       479,264       366,705       344,582
All other debt securities ..................     102,695       102,358       102,776       101,414        68,957        67,896
Federal Home Loan Bank Stock ...............      23,600        23,600        27,850        27,850        23,450        23,450
                                              ----------    ----------    ----------    ----------    ----------    ----------
Total securities (2) .......................  $1,413,882    $1,398,600    $1,322,011    $1,315,073    $1,193,418    $1,125,848
                                              ==========    ==========    ==========    ==========    ==========    ==========

Pledged securities .........................  $  568,926    $  563,802    $  523,081    $  519,035    $  653,686    $  603,900
                                              ==========    ==========    ==========    ==========    ==========    ==========


(1) These securities were sold to investment trust funds. The trust funds have put options that require the Bank to repurchase the securities at par value under certain circumstances. The sale is being accounted for as a collateralized financing arrangement for financial statement purposes.

(2) At December 31, 1996, 1995 and 1994, securities with a carrying value of $215,961, $202,444 and $44,331, respectively, were categorized as available for sale. Securities available for sale are carried at estimated fair value.

        The following schedule sets forth the carrying value and estimated weighted-average lives of mortgage-backed securities at December 31, 1996.

                                                                Carrying              Estimated          Estimated
($ in millions)                                                   Value             Life (Yrs.)(1)     Life (Yrs.)(2)
---------------                                                 --------            --------------     --------------
Held to maturity fixed rate:
   Pass-through (GNMA) ...................................     $     66.3                9.2                 9.2
   Pass-through (FNMA & FHLMC) ...........................           64.2                3.2                 3.9
   Pass-through (nonagency) ..............................            1.1                3.2                 4.5
   REMIC - Pass-through (nonagency) ......................           63.8                5.5                 6.6
   REMIC - CMOs (FNMA & FHLMC) ...........................           45.9                2.5                 6.0
   REMIC - CMOs (nonagency) ..............................           51.4                6.6                 8.4
                                                               ----------                ---               -----
Total fixed rate .........................................          292.7                5.6                 6.8

Held to maturity adjustable rate:

   Pass-through (FNMA & FHLMC) ...........................          116.6                3.7                 5.1
   REMIC - Pass-through (nonagency) ......................          289.1                3.2                 5.1
   REMIC - CMOs (FNMA & FHLMC) ...........................          309.1               15.0                17.4
   REMIC - CMOs (nonagency) ..............................           35.4                7.7                 9.2
                                                               ----------                ---               -----
Total adjustable rate ....................................          750.2                8.4                10.4
                                                               ----------                ---               -----
Total held to maturity ...................................     $  1,042.9                7.6                 9.4
                                                               ==========                ===               =====
Available for sale fixed rate:
   Pass-through (GNMA) ...................................     $     17.0                9.0                 9.0
   Pass-through (FNMA & FHLMC) ...........................           63.1                3.9                 4.7
                                                               ----------                ---               -----
Total fixed rate .........................................           80.1                5.1                 5.6

Available for sale adjustable rate:
   Pass-through (GNMA) ...................................           32.6                6.2                 9.7
   Pass-through (FNMA & FHLMC) ...........................           44.2                5.2                 6.4
   REMIC - CMOs (FNMA & FHLMC) ...........................           14.6                9.4                 9.6
                                                               ----------                ---               -----
Total adjustable rate ....................................           91.4                6.2                 8.1
                                                               ----------                ---               -----
Total available for sale .................................     $    171.5                5.7                 6.9
                                                               ==========                ===               =====
Total fixed-rate portfolio ...............................     $    372.8                5.5                 6.6
Total adjustable-rate portfolio ..........................          841.6                8.1                10.1
                                                               ----------                ---               -----
Total portfolio ..........................................     $  1,214.4                7.3                 9.0
                                                               ==========                ===               =====


(1) Based upon estimated cash flows using the interest rate environment at December 31, 1996.
(2) Based upon estimated cash flows assuming an immediate increase of 300 basis points in interest rates at December 31, 1996.

Loans Receivable

        The following schedule sets forth the activity in loans receivable for the years ended December 31:


($ in thousands)                                                 1996           1995           1994
---------------                                               -----------    -----------    -----------
Loans receivable, net, at beginning of year ...............   $ 1,071,175    $ 1,191,323    $ 1,285,061
Loans originated for portfolio:
      1-4 family ..........................................        39,514         13,184         23,823
      Multi-family ........................................         4,565          8,048          7,630
      Commercial real estate ..............................         3,070         11,760         14,832
      Cooperative .........................................        48,433         14,728          9,097
      Student .............................................         7,820          8,722         11,676
      Other consumer ......................................        10,882          9,848          8,652
                                                              -----------------------------------------
                                                                  114,284         66,290         75,710

Loans originated for sale:
      1-4 family ..........................................        30,926         31,992         25,176
      Cooperative .........................................         9,408          6,040          1,025
      Student .............................................         2,642           --             --
                                                              -----------------------------------------
                                                                   42,976         38,032         26,201

Loans purchased:
      1-4 family ..........................................           517            482             61
      Multi-family ........................................          --           12,700           --
      Commercial real estate ..............................          --             --            5,936
                                                              -----------------------------------------
                                                                      517         13,182          5,997
                                                              -----------------------------------------
Total loans originated and purchased ......................       157,777        117,504        107,908

Principal repayments ......................................      (173,418)      (149,105)      (133,195)

Sales of loans:
      1-4 family ..........................................       (33,566)       (32,582)       (29,846)
      Cooperative .........................................        (9,293)        (6,073)          (661)
      Multi-family ........................................          --           (2,145)          --
      Commercial real estate ..............................       (18,035)        (1,296)          --
      Student .............................................       (34,411)          --             --
                                                              -----------------------------------------
Total loans sold ..........................................       (95,305)       (42,096)       (30,507)

Transfers of mortgage loans to real estate acquired through
    foreclosure, net ......................................        (8,494)       (19,881)       (24,903)

Chargeoffs ................................................        (9,289)       (28,940)       (15,353)

Decrease (increase) in unearned discount and fees .........         2,129          3,017         (4,664)
                                                              -----------------------------------------
Net loan activity .........................................      (126,600)      (119,501)      (100,714)

Decrease (increase) in allowance for loan losses ..........         6,765           (647)         6,976
                                                              -----------------------------------------
Loans receivable, net, at end of year .....................   $   951,340    $ 1,071,175    $ 1,191,323
                                                              =========================================

        The following schedule sets forth information with respect to the composition of loans receivable at December 31:

                                                    1996          1995        1994         1993         1992
                                                   --------   ----------   ----------   ----------   ----------
                                                   Carrying    Carrying     Carrying      Carrying    Carrying
($ in thousands)                                     Value       Value        Value        Value        Value
                                                   --------   ----------   ----------   ----------   ----------
Loans secured by real estate:
  1-4 family residential properties ............   $202,690   $  193,407   $  215,735   $  242,696   $  274,544
  Multi-family residential properties ..........    227,169      273,601      303,479      348,752      401,262
  Commercial real estate properties ............    408,156      505,847      582,566      616,290      659,266
  Construction and land development ............       --           --           --           --         24,404
  Cooperative residential properties ...........    118,047       79,301       72,944       73,352       73,908
Commercial and industrial loans ................         47         --           --           --             79
Student loans ..................................      6,673       37,819       36,030       30,725       29,220
Other loans ....................................      5,786        5,193        3,915        3,568        5,823
                                                   --------   ----------   ----------   ----------   ----------
Total loans, net of unearned discount and fees .   $968,568   $1,095,168   $1,214,669   $1,315,383   $1,468,506
                                                   ========   ==========   ==========   ==========   ==========

Loans included above that were:
  90 days or more past due and accruing
   interest ....................................   $  2,125   $    4,652   $    2,198   $    4,376   $    2,271
  30 days or more but less than 90 days past
   due and accruing interest ...................     30,601       49,263       40,826       63,377       58,901
  On a nonperforming status ....................     31,821       39,369       70,770      112,275      172,883
  Classified as troubled debt restructurings ...    155,538      195,139      199,290      174,769      159,485



        The following schedule sets forth the carrying value of multi-family and commercial real estate loans at December 31, 1996, by remaining term to contractual maturity.

                                           Within 1   Over 1 to 5   Over 5
                                             Year        Years       Years       Total
                                           --------   -----------   -------      -----
($ in thousands)
Multi-family:
  Fixed rate ..........................   $ 12,705     $  2,447      $13,001   $  28,153
  Adjustable rate .....................     68,365      120,226       11,887     200,478
Unearned discount and fees ............       --           --           --        (1,462)
                                          --------     --------      -------   ---------
Total multi-family ....................     81,070      122,673       24,888     227,169

Commercial real estate:
  Fixed rate ..........................     18,253       21,657        1,703      41,613
  Adjustable rate .....................    106,150      235,337       26,118     367,605
Unearned discount and fees ............       --           --           --        (1,062)
                                          --------     --------      -------   ---------
Total commercial real estate ..........    124,403      256,994       27,821     408,156
                                          --------     --------      -------   ---------
Grand total ...........................   $205,473     $379,667      $52,709   $ 635,325
                                          ========     ========      =======   =========

        Information related to the Bank's ten largest commercial real estate and multi-family loans as of December 31, 1996, is summarized in the following table.


                                                         Percentage of Total
                                                           Commercial Real
($ in thousands)                                        Estate and Multi-family
Type of Collateral     Location of Collateral   Amount          Loans                Status
------------------     ----------------------   ------          -----             --------------
Multi-family ..        Connecticut             $16,103           2.5%             Troubled debt restructuring
Hotel .........        Long Island, NY          14,600           2.3              Performing loan
Multi-family ..        Long Island, NY          11,647           1.8              Performing loan
Office building        New York City            10,745           1.7              Troubled debt restructuring (1)
Office building        Long Island, NY          10,130           1.5              Performing loan
Office building        Brooklyn, NY              9,904           1.6              Performing loan
Multi-family ..        New Jersey                9,725           1.5              Performing loan
Office building        New York City             9,567           1.5              Troubled debt restructuring
Hotel .........        Long Island, NY           9,461           1.5              Troubled debt restructuring
Office building        Long Island, NY           9,249           1.4              Troubled debt restructuring (1)
                                              --------          ----
                                              $111,131          17.5%
                                              ========          =====



(1) Loan is also considered impaired under the criteria of SFAS No. 114.

Allowance for Loan Losses

        The following schedule sets forth information with respect to the allowance for loan losses for the years ended December 31:

                                                  -----------------------------------------------------------------------------
                                                      1996              1995            1994            1993            1992
                                                  -----------       -----------     -----------     -----------     -----------
($ in thousands)
Balance at beginning of year ..................   $    23,993       $    23,346     $    30,322     $    41,078     $    54,005
Provision charged to operations ...............         1,500            29,400           7,990          26,444          26,289
Chargeoffs:
  Loans secured by 1-4 family residential
    properties (including cooperative loans) ..          (229)           (3,233)           (868)         (1,829)           (730)
  Loans secured by multi-family residential
    properties ................................          (635)           (9,269)         (4,622)        (15,854)         (4,624)
  Loans secured by commercial real estate
    properties ................................        (8,425)          (16,437)         (9,583)        (18,834)        (13,658)
  Construction and land development ...........          --                --              (214)           (831)        (15,050)
  All other loans .............................          --                  (1)            (66)           --              (180)
                                                  -----------       -----------     -----------     -----------     -----------
Total chargeoffs ..............................        (9,289)          (28,940)        (15,353)        (37,348)        (34,242)
Recoveries ....................................         1,024               187             387             148              26
Reserve transferred to the allowance for real
  estate losses ...............................          --                --              --              --            (5,000)
                                                  -----------       -----------     -----------     -----------     -----------
Balance at end of year (1) ....................   $    17,228       $    23,993     $    23,346     $    30,322     $    41,078
                                                  ===========       ===========     ===========     ===========     ===========

Net chargeoffs to average loans outstanding
  during the period ...........................           .79%             2.47%           1.18%           2.68%           2.06%
Allowance for loan losses to total loans ......          1.78%             2.19%           1.92%           2.31%           2.80%
Allowance for loan losses to
  nonperforming loans .........................         54.14%            60.94%          32.99%          27.01%          23.76%
Nonperforming loans to total loans ............          3.29%             3.59%           5.83%           8.54%          11.77%
Total nonperforming loans .....................   $    31,821       $    39,369     $    70,770     $   112,275     $   172,883
Total loans, net of unearned discount and fees    $   968,568       $ 1,095,168     $ 1,214,669     $ 1,315,383     $ 1,468,506
Average loans (2) .............................   $ 1,041,372       $ 1,165,203     $ 1,264,992     $ 1,388,711     $ 1,664,738

(1) The allowance for loan losses predominantly related to multi-family and commercial real estate loans.

(2) Nonperforming loans have been included in the average loan amounts.

Investments in Subsidiaries and Affiliates

        The following schedule sets forth information with respect to investments in, income from dividends, and equity in earnings or losses of subsidiaries and affiliates:

                                                   At December 31, 1996               Bank's Proportionate Share of
                                              ---------------------------------       Earnings or (Loss) for the Years
($ in thousands)                               % of                   Equity in             Ended  December 31,
                                              Voting      Total       Underlying      ------------------------------
          Subsidiary                          Stock     Investment    Net Assets       1996        1995         1994
     ------------------------                 -----     ----------    ----------       ----        ----         ----
Consolidated:
Greater Investment Services
   Inc. (GIS) ...............................  100%         $ (**)       $ (**)        $ 839       $ 440        $ 523
Infoserve Corporation .......................  100          1,179        1,179            56          38          (97)

Unconsolidated:
Institutional Group Info
   Corporation (IGIC) .......................   64          1,794        1,794           (24)         46           (2)

(**) The Bank's investment in GIS amounted to one hundred dollars at December
     31, 1996.

          PART III

ITEM 9.  DIRECTORS AND PRINCIPAL OFFICERS OF THE BANK
------------------------------------------------------

        Directors of the Bank. The information contained under the caption "Proposal Number 1: Election of Directors" on pages 13 through 15 and under the caption "Certain Transactions" on page 32 of the 1997 Proxy Statement is incorporated herein by reference.

        Principal Officers of the Bank. The following table sets forth information at December 31, 1996 with respect to the persons who serve as principal officers of the Bank:

NAME                   AGE   POSITION(S) CURRENTLY HELD WITH THE BANK
-----                  ----  ------------------------------------------
Gerard C. Keegan        50   Director, Chairman, President and Chief Executive Officer
Michael J. Henchy       47   Executive Vice President and Chief Administrative Officer
Daniel J. Harris        39   Executive Vice President and Chief Lending Officer
Philip A. Cimino        46   Senior Vice President and Chief Investment Officer
Philip T. Spies         50   Senior Vice President and Controller
Gary DiLorenzo          40   Senior Vice President and Chief Credit Officer
Robert P. Carlson       45   Senior Vice President, Counsel and Secretary
John A. Dresch          55   Senior Vice President and Director of Human Resources
Theodore A. Zarembo     50   Senior Vice President and Chief Appraiser
Franklyn A. Berkowitz   48   Senior Vice President - Banking Operations
Michael D. Gornicki     42   Senior Vice President and Auditor
Jeanne Lutfy            39   Senior Vice President - Marketing
Michael R. Barrett      43   Senior Vice President - Commercial Lending

        Gerard C. Keegan has been Director, Chairman, President and Chief Executive Officer since November 1991. He previously served as Director, President and Chief Operating Officer since July 1988.

        Michael J. Henchy has been Executive Vice President and Chief Administrative Officer since January 1992. Prior to that, he was an Executive Vice President - Banking Operations, since July 1988.

        Daniel J. Harris has been Executive Vice President and Chief Lending Officer since February 1996. Prior to that, he was an Executive Vice President and Chief Credit Officer since January 1995, and Senior Vice President - Special Assets, since February 1992.

        Philip A. Cimino has been Senior Vice President and Chief Investment Officer since January 1989.

        Philip T. Spies has been Senior Vice President and Controller since September 1985. Mr. Spies is a Certified Public Accountant.

        Gary DiLorenzo has been Senior Vice President and Chief Credit Officer since February 1996. Prior to that, he was Senior Vice President and Auditor since January 1992. Mr. DiLorenzo is a Certified Public Accountant.

        Robert P. Carlson has been Senior Vice President, Counsel and Secretary since September 1992. He previously served as Senior Vice President, Deputy Counsel and Assistant Secretary from April 1992. Prior to that, he served as Assistant Secretary since 1984.

        John A. Dresch has been Senior Vice President and Director of Human Resources since January 1991.

        Theodore A. Zarembo has been Senior Vice President and Chief Appraiser since December 1992. He previously served as First Vice President and Chief Appraiser from September 1992. Prior to that, he was employed by CB Commercial Real Estate Group, Inc. as Senior Vice President and National Marketing Director since September 1983. Mr. Zarembo is a member of The Appraisal Institute.

        Franklyn A. Berkowitz has been Senior Vice President in charge of Banking Operations since May 1994. Prior to that, he was a First Vice President of Bank Leumi Trust Co. from March 1993. Prior to that, Mr. Berkowitz was a First Vice President of The Dime Savings Bank of New York from July 1987.

        Michael D. Gornicki has been Senior Vice President and Auditor since February 1996. Prior to that, he was Senior Vice President in charge of Strategic Planning and Risk Management from January 1995. Prior to that, he served as a First Vice President from June 1992 in the Office of the Chairman and as a Second Vice President from February 1989 in the Controllers Department. Mr. Gornicki is a Certified Public Accountant.

        Jeanne Lutfy has been Senior Vice President in charge of Marketing since January 1995. She previously served as a First Vice President - Marketing from June 1994. Prior to that, Ms. Lutfy was employed by The New York City Economic Development Corporation as a Vice President of Marketing and Corporate Communications from July 1984.

        Michael R. Barrett has been Senior Vice President in charge of Commercial Lending since February 1996. He previously served as First Vice President in charge of Owned Real Estate from February 1993. Prior to that, Mr. Barrett was Vice President/Director of Industrial Real Estate at Cushman and Wakefield of Long Island from 1988.

        Significant Consultants. The Bank retains the services of an outside consultant, Closter Dock Corp., to perform certain investor relations and communication functions for the Bank. Fraser P. Seitel has acted as Senior Counselor of Investor Relations for the Bank since January 1994. He also is a Senior Counselor to Burson-Marstellar, a public affairs firm and the principal of Emerald Partners, a management and communications consultancy, since 1992. Prior to that, Mr. Seitel was a communications executive at The Chase Manhattan Bank.

ITEM 10.  MANAGEMENT COMPENSATION AND TRANSACTIONS
---------------------------------------------------

        The information contained under the caption "Report on Executive Compensation of the Compensation Committee" on pages 22 through 24 and "Executive Compensation" on pages 26 through 32 of the 1997 Proxy Statement is incorporated herein by reference.

           PART IV

ITEM 11. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM F-3
------------------------------------------------------------------------

(a)(1) Financial Statements. The following are contained in Exhibit 6.1 and are incorporated herein by reference:

         Consolidated Statements of Financial Condition as of December 31, 1996 and 1995 (page 46).

         Consolidated Statements of Income, Changes in Stockholders' Equity and Cash Flows for the Years Ended December 31, 1996, 1995 and 1994 (pages 47, 48 and 49, respectively).

         Notes to Consolidated Financial Statements (pages 50 to 74).

         Report of Management on Responsibility for Financial Reporting (page
         75).

         Independent Auditors' Report (page 76).

(a)(2) Financial Statement Schedules. The following schedules, required to be filed by this report, are included herein, with the exception of
         Schedule II and IV.

         Schedule I - Securities (page 19).

         Schedule II - Loans to Officers, Directors, Principal Security Holders, and any Associates of the Foregoing Persons is omitted because there was no such activity.

         Schedule III - Loans Receivable (page 22).

         Schedule IV - Bank Premises and Equipment, see page 59 of the Bank's 1996 Annual Report to Stockholders, which is incorporated herein by reference.

         Schedule V - Investments in, Income from Dividends, and Equity in Earnings or Losses of Subsidiaries and Associated Companies (page 24).

         Schedule VI - Allowance for Loan Losses (page 23).

(b) There were no reports filed on Form F-3 by the Bank during the last quarter of the period covered by this report.

(c)      Exhibits.  The following exhibits are filed as part of this report:

         Exhibit No. Notes    Name of Exhibit
         ----------  -----    ---------------
         1.1                  Restated Organization Certificate, as amended

         1.2                  Bylaws, as amended

         2.1 Rights Agreement related to the Junior Participating Preferred Stock Purchase Rights

         2.2                  First Amendment to Rights Agreement

         2.3                  Second Amendment to Rights Agreement

         3.1                  Material Contracts - Employment Agreements of:
                              A. Mr. Keegan
                      (a)     B. Messrs. Henchy, Spies, Cimino, DiLorenzo,
                                 Dresch, Harris, Carlson, Zarembo, Berkowitz
                                 Gornicki, Barrett and Ms. Lutfy

         3.2                  Material Contracts - "Change in Control"
                              Severance Agreements with:
                              A. Mr. Keegan
                      (b) B. Messrs. Henchy, Spies, Cimino, DiLorenzo, Dresch, Harris, Carlson, Zarembo, Berkowitz Gornicki, Barrett and Ms. Lutfy
                              C. Approximately 79 other officers (a sample of which is filed as the exhibit)

         3.3                  Material Contracts - The Retirement Plan of
                              The Greater New York Savings Bank for Nonemployee Directors

         3.4 Material Contracts - The Greater New York Savings Bank Supplemental Executive Retirement Plan

         3.5 Material Contracts - The Greater New York Savings Bank Long-Term Incentive Program

         Exhibit No. Notes    Name of Exhibit
         -----------------    ---------------
         3.6 Material Contracts - The Greater New York Savings Bank 1996 Annual Incentive Plan

         3.7 Material Contracts - The Greater New York Savings Bank 1997 Annual Incentive Plan

         3.8 Material Contracts - The Greater New York Savings Bank 1996 Equity Incentive Plan

         3.9 Material Contracts - The Greater New York Savings Bank 1996 Nonemployee Directors Stock Option Plan

         3.10 Material Contracts - The Greater New York Savings Bank Incentive Savings Plan

         3.11 Material Contracts - The Greater New York Savings Bank Nonemployee Directors Deferred Compensation Plan

         3.12 Material Contracts - Plan of Pensions and Retirement Benefits of The Greater New York Savings Bank

         3.13 Material Contracts - The Greater New York Savings Bank Employee Stock Ownership Plan

         4.1 Statement Re: Computation of Earnings Per Share for the Years Ended December 31, 1996, 1995 and 1994

         6.1                   1996 Annual Report to Stockholders, pages 23 to
                               76 and page 79

         8.1                   Financial Data Schedule

         9.1 Omitted: A list of the subsidiaries of the Bank, other than those appearing on page 24, has been omitted as these subsidiaries, individually and in the aggregate as a single subsidiary, do not constitute a significant subsidiary as of December 31, 1996.

Notes:

(a) The Employment Agreements of everyone except Mr. Henchy have not been filed as exhibits, since they are similar to the agreement of Mr. Henchy.

(b) The "Change in Control" Severance Agreements of everyone except Mr. Henchy have not been filed as exhibits, since they are similar to the agreement of Mr. Henchy.

                                   Signatures

               Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE GREATER NEW YORK SAVINGS BANK

By: /s/ Gerard C. Keegan                     Date:         March 7, 1997
    ----------------------------                   ----------------------------
         Gerard C. Keegan,
         Chairman of the Board, President and Chief Executive Officer

               Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Principal Executive Officer and Director:

By: /s/ Gerard C. Keegan                     Date:         March 7, 1997
    ----------------------------                   ----------------------------
         Gerard C. Keegan,
         Chairman of the Board, President and Chief Executive Officer

Controller:

By: /s/ Philip T. Spies                      Date:         March 7, 1997
    ----------------------------                   ----------------------------
         Philip T. Spies,
         Senior Vice President and Controller

Directors:

By: /s/ William F. de Neergaard              Date:         March 7, 1997
    ----------------------------                   ----------------------------
          William F. de Neergaard

By: /s/ James G. Peel                        Date:         March 7, 1997
    ----------------------------                   ----------------------------
         James G. Peel

By: /s/ C. Stephen Connolly, M.D.            Date:         March 7, 1997
    ----------------------------                   ----------------------------
         C. Stephen Connolly, M.D.

By: /s/ Philip F. Ruppel                     Date:         March 7, 1997
    ----------------------------                   ----------------------------
         Philip F. Ruppel

By: /s/ George H. Sorter                     Date:         March 7, 1997
    ----------------------------                   ----------------------------
         George H. Sorter

By: /s/ Nicholas A. Marshall                 Date:         March 7, 1997
    ----------------------------                   ----------------------------
         Nicholas A. Marshall

By: /s/ Peter C. Haeffner, Jr.               Date:         March 7, 1997
    ----------------------------                   ----------------------------
         Peter C. Haeffner, Jr.

By: /s/ William F. Ward                      Date:         March 7, 1997
    ----------------------------                   ----------------------------
         William F. Ward

By: /s/ Gwendolyn C. Baker                   Date:         March 7, 1997
    ----------------------------                   ----------------------------
         Gwendolyn C. Baker

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                        RESTATED ORGANIZATION CERTIFICATE

                                       OF

                        THE GREATER NEW YORK SAVINGS BANK

                              UNDER SECTION 8007 OF

                                 THE BANKING LAW



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

Section                                                                     Page
-------                                                                     ----


                                    ARTICLE I

                                      NAME

               ............................................................    1


                                   ARTICLE II

                                PRINCIPAL OFFICE

               ............................................................    1


                                   ARTICLE III

                                  CAPITAL STOCK

Section 1.     Authorized Shares ..........................................    2
Section 2.     Designations, Powers, Preferences, Rights,
                 Qualifications, Limitations and Restrictions
                 Relating to the Capital Stock ............................    2
Section 3.     Limitations on Beneficial Ownership
                 of Common Stock ..........................................    4


                                   ARTICLE IV

                               BOARD OF DIRECTORS

Section 1.     Number of Directors ........................................    4
Section 2.     Classification of Board ....................................    5
Section 3.     Removal of Directors .......................................    5
Section 4.     Removal of Chairman ........................................    5
Section 5.     Evaluation of Acquisition Proposals ........................    5


                                       (i)

Section                                                                     Page
-------                                                                     ----

                                    ARTICLE V

                    ACTION BY STOCKHOLDERS BY WRITTEN CONSENT

               ............................................................    6


                                   ARTICLE VI

                          CERTAIN BUSINESS COMBINATIONS

Section 1.     Higher Vote Required for Certain Business
                 Combinations .............................................    6
Section 2.     When Higher Vote is Not Required ...........................    7
Section 3.     Definitions ................................................    9
Section 4.     Powers of the Disinterested Directors ......................   13
Section 5.     Effect of Fiduciary Obligations of Interested
                 Stockholders .............................................   13
Section 6.     Amendment, Repeal, Etc. ....................................   13
Section 7.     Expiration .................................................   13


                                   ARTICLE VII

                                   AMENDMENTS

Section 1.     Amendments of Restated Organization
                 Certificate ..............................................   14
Section 2.     Amendments of By-Laws ......................................   14


                                      (ii)

                        RESTATED ORGANIZATION CERTIFICATE

                                       OF

                        THE GREATER NEW YORK SAVINGS BANK

                      UNDER SECTION 8007 OF THE BANKING LAW


     We, Frank Wille and Charles H. Ahearn, being the Chairman and Chief Executive Officer and the Secretary, respectively, of The Greater New York Savings Bank (the "Corporation"), in accordance with Section 8007 of the Banking Law of the State of New York, do hereby certify as follows:

     FIRST, The name of the Corporation is THE GREATER NEW YORK SAVINGS BANK.

     SECOND, The Corporation was created by a Certificate of Incorporation filed by the Superintendent of Banks of the State of New York on February 14, 1916.

     THIRD, The text of the Organization Certificate of The Greater New York Savings Bank is hereby amended and changed in its entirety to read as follows:


                                    ARTICLE I

                                      NAME

     The name by which the Corporation is to be known is THE GREATER NEW YORK SAVINGS BANK.


                                   ARTICLE II

                                PRINCIPAL OFFICE

     The principal office of the Corporation is to be located at 451 Fifth Avenue, in the Borough of Brooklyn, County of Kings, State of New York.

                                   ARTICLE III

                                  CAPITAL STOCK

     Section 1.     Authorized Shares.

     The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is fifty-five million (55,000,000) shares, of which ten million (10,000,000) shares shall be preferred stock, par value $1.00 per share (the "Preferred Stock"), and forty-five million (45,000,000) shares shall be common stock, par value $1.00 per share (the "Common Stock"). The Preferred Stock and Common Stock are sometimes hereinafter collectively referred to as "Capital Stock."


     Section 2.     Designations, Powers, Preferences, Rights,
                    Qualifications, Limitations and Restrictions
                    Relating to the Capital Stock.

     The following is a statement of the designations, powers, preferences and rights in respect of the classes of the Capital Stock, and the qualifications, limitations or restrictions thereof, and of the authority with respect thereto expressly vested in the Board of Directors of the Corporation:

     (a) Preferred Stock. The Preferred Stock may be issued from time to time in one or more series, the number of shares and any designation of each series and the powers, preferences and rights of the shares of each series, and the qualifications, limitations or restrictions thereof, to be as stated and expressed in a resolution or resolutions providing for the issue of such series adopted by the Board of Directors, subject to the limitations prescribed by law. The Board of Directors in any such resolution or resolutions is expressly authorized to state for each such series:

          (i) the voting powers, if any, of the holders of shares of such series in addition to any voting rights affirmatively required by law;

          (ii) the rate or rates per annum and the time or times at and conditions upon which the holders of shares of such series shall be entitled to receive dividends and other distributions, and whether any such dividends shall be cumulative or non-cumulative and, if cumulative, the terms upon which such dividends shall be cumulative;

          (iii) the terms and conditions upon which the shares of such series shall be redeemable;

          (iv) the amount payable and the rights to which the holders of the shares of such series shall be entitled upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation;






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                                       -3-

          (v) the terms, if any, upon which shares of such series shall be convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes, including the price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any; and

          (vi) any other designations, preferences, and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, so far as they are not inconsistent with the provisions of this Restated Organization Certificate or the laws of the State of New York.

     All shares of the Preferred Stock of any one series shall be identical to each other in all respects, except that shares of any one series issued at different times may differ as to the dates from which dividends thereon, if cumulative, shall be cumulative.

     Subject to any limitations or restrictions stated in the resolution or resolutions of the Board of Directors originally fixing the number of shares constituting a series, the Board of Directors may by resolution or resolutions likewise adopted increase or decrease (but not below the number of shares of the series then outstanding) the number of shares of the series subsequent to the issue of shares of that series; and in case the number of shares of any series shall be so decreased, the shares constituting the decrease shall resume that status which they had prior to the adoption of the resolution originally fixing the number of shares constituting such series.

     (b) Common Stock. All shares of Common Stock shall be identical with each other in every respect. The shares of Common Stock shall entitle the holders thereof to one vote for each share upon all matters upon which shareholders have the right to vote. The holders of Common Stock shall not be permitted to cumulate their votes for the election of directors.

     Subject to the preferences, privileges and powers with respect to each class of Capital Stock of the Corporation having any priority over the Common Stock, and the restrictions and qualifications thereof, the holders of the Common Stock shall have and possess all rights pertaining to Capital Stock of the Corporation.

     No holder of shares of Common Stock shall be entitled as such, as a matter of preemptive right, to subscribe for, purchase or otherwise acquire any part of any new or additional issue of shares of any class whatsoever of the Corporation, or of securities convertible into shares of any class whatsoever of the Corporation, or of any warrants or other instruments evidencing rights or options to subscribe for, purchase or otherwise acquire such shares or securities, whether now or hereafter authorized or whether issued for cash or other consideration or by way of dividend.






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                                       -4-

     Section 3.     Limitation on Beneficial Ownership of Common
                    Stock.

     No person, for a period of not less than three years (or such other longer period, not to exceed five years, as may be subsequently authorized by the New York Banking Law or the regulations of the New York Banking Department in connection with the conversion of a savings bank from the mutual form to the stock form of organization) following the date of filing by the Superintendent of Banks of this Restated Organization Certificate, shall directly or indirectly acquire the beneficial ownership of ten percent (1O%) or more of the Common Stock of the Corporation. Any person who directly or indirectly acquires the beneficial ownership of more than ten percent (1O%) of the Common Stock of the Corporation in violation of this Section 3 shall not be entitled to vote any shares in excess of such ten percent (10%) limitation in connection with any matters submitted to the stockholders for a vote. As used in this Section 3, the term "person" shall mean any corporation, partnership, trust, unincorporated organization or association, syndicate, any other entity or a natural person, together with any affiliate or associate of such person or any other person acting in concert with such person, but shall not include a trust which forms a part of a plan that is described in section 401(a) of the Internal Revenue Code of 1986, as amended (or the corresponding provisions of any succeeding law) and that is maintained by the Corporation for the benefit of its employees. For purposes of this Section 3, the terms "affiliate" and "associate" shall have the same meanings set forth in Section 3 of Article VI, below.

     The limitations contained in this Section 3 shall not apply to (a) a transaction in which the Corporation shall form a holding company without a change in the beneficial ownership interests of its stockholders other than pursuant to the exercise of any dissenter or appraisal rights, or (b) any offer or sale with a view towards public resale made exclusively by the Corporation to any underwriter or underwriters acting on behalf of the Corporation, or to the selling group acting on such underwriter's or underwriters' behalf, in connection with a public offering of the Corporation's Capital Stock.


                                   ARTICLE IV

                               BOARD OF DIRECTORS

     Section 1.     Number of Directors.

     The number of directors of the Corporation shall not be less than seven (7) nor more than thirty (30). Within such limitations, the number of directors shall be determined by the By-Laws of the Corporation or by resolution of the Board of Directors.






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                                       -5-

     Section 2.     Classification of Board.

     The directors of the Corporation shall be divided into three classes in respect of term of office, each class to contain as near as may be possible one-third of the entire number of the Board, with the terms of office of one class expiring each year. At each annual meeting of stockholders, the successors to the class of directors whose term expires at that time shall be elected by the stockholders to serve until the annual meeting of stockholders held three years next following and until their successors shall be elected and shall qualify.

     In the event of any intervening changes in the authorized number of directors, the Board of Directors may designate one or more directorships as directorships of another class in order more nearly to achieve equality of number of directors among the classes; provided, however, that such redesignation shall not take effect until the expiration of the term of the director then holding such directorship. Notwithstanding the requirement that the three classes of directors shall be as nearly equal in number as possible, in the event of any change in the authorized number of directors, each director then continuing to serve as such shall nevertheless continue as a director of the class of which he is a member until the expiration of his current term, or his prior resignation, disqualification, disability or removal.

     Section 3.     Removal of Directors.

     Any or all of the directors may be removed at any time, but only for cause and only by the affirmative vote of at least eighty percent (80%) of the total votes eligible to be cast by the holders of all outstanding shares of Capital Stock entitled to vote generally in the election of directors at a meeting of stockholders expressly called for that purpose.

     Section 4.     Removal of Chairman.

     The Chairman may be removed at any time with or without cause only by the vote of at least a majority of the entire Board of Directors.

     Section 5.     Evaluation of Acquisition Proposals.

     The Board of Directors of the Corporation, when evaluating any offer of another party to (a) purchase or exchange any securities or property for any outstanding equity securities of the Corporation, (b) merge or consolidate the Corporation with another corporation, or (c) purchase or otherwise acquire all or substantially all of the properties and assets of the Corporation, shall, in connection with the exercise of its judgment in determining what is in the best interest of the Corporation and its stockholders, give due consideration not only to the price or other consideration being offered, but also to all other relevant factors including, without limitation, the financial and managerial resources and future prospects of






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                                       -6-

the other party, the possible effects on the business of the Corporation and its subsidiaries and on the depositors, employees, customers, suppliers and creditors of the Corporation and its subsidiaries, and the effects on the communities in which the Corporation's facilities are located. In so evaluating any such offer, the Board of Directors shall be deemed to be performing their duly authorized duties and acting in good faith and in the best interests of the Corporation within the meaning of sections 257 and 7015 of the New York Banking Law, as they may be amended from time to time.


                                    ARTICLE V

                    ACTION BY STOCKHOLDERS BY WRITTEN CONSENT

     Whenever stockholders of the Corporation are required or permitted to take any action by vote at any annual or special meeting, such action may be taken without a meeting upon written consent, setting forth the action so taken, signed by the holders of all outstanding shares of Capital Stock entitled to vote thereon.


                                   ARTICLE VI

                          CERTAIN BUSINESS COMBINATIONS

     Section 1.     Higher Vote Required for Certain Business
                    Combinations.

     In addition to any affirmative vote required by law or this Restated Organization Certificate, and except as otherwise expressly provided for in
Section 2 of this Article VI, any Business Combination shall require the affirmative vote of at least eighty percent (80%) of the total number of votes eligible to be cast by the holders of all outstanding shares of Voting Stock, voting together as a single class (it being understood that for purposes of this Article VI each share of the Voting Stock shall have the number of votes granted to it pursuant to Article III of this Restated Organization Certificate), together with the affirmative vote of at least fifty percent (50%) of the total number of votes eligible to be cast by the holders of all outstanding shares of the Voting Stock not beneficially owned by the Interested Stockholder involved or any Affiliate or Associate thereof, voting together as a single class. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage may be specified, by law or in any agreement with any national securities exchange or otherwise.






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                                       -7-

     Section 2.     When Higher Vote is Not Required.

     The provisions of Section 1 of this Article VI shall not be applicable to any particular Business Combination, and such Business Combination shall require only such affirmative vote as is required by law or any other provision of this Restated Organization Certificate, if the Business Combination shall have been approved by a majority of the Disinterested Directors then in office or all of the conditions specified in the following subsections (a) through (g) are met:

     (a) The aggregate amount of the cash and the Fair Market Value as of the Consummation Date of consideration other than cash to be received per share by holders of Common Stock in such Business Combination shall be at least equal to the higher of the following:

          (i) (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the Interested Stockholder for any shares of Common Stock acquired by it
     (A) within the two year period immediately prior to the Announcement Date, or (B) in the transaction in which it became an Interested Stockholder, whichever is higher, plus interest compounded annually from the Determination Date through the Consummation Date at the prime rate of interest of Citibank, N.A. (or other major bank headquartered in New York City selected by a majority of the Disinterested Directors then in office) from time to time in effect in New York City, less the aggregate amount of any cash dividends paid, and the Fair Market Value of any dividends paid, other than in cash, per share of Common Stock from the Determination Date through the Consummation Date in an amount up to but not exceeding the amount of such interest payable per share of Common Stock; and

          (ii) the Fair Market Value per share of Common Stock on the Announcement Date or on the Determination Date, whichever is higher.

     (b) The aggregate amount of the cash and the Fair Market Value as of the Consummation Date of consideration other than cash to be received per share by holders of shares of any class of outstanding Voting Stock, other than Common Stock, in such Business Combination shall be at least equal to the highest of the following (such requirement being applicable to each such class of outstanding Voting Stock, whether or not the Interested Stockholder has previously acquired any shares of such class of Voting Stock):

          (i) (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the Interested Stockholder for any shares of such class of Voting Stock acquired by it (A) within the two year period immediately prior to the Announcement Date, or (B) in the transaction in which it became an Interested Stockholder, whichever is higher, plus interest compounded annually from the Determination Date through the Consummation Date at the prime rate of interest of Citibank, N.A. (or






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                                       -8-

     other major bank headquartered in New York City selected by a majority of the Disinterested Directors then in office) from time to time in effect in New York City, less the aggregate amount of any cash dividends paid, and the Fair Market Value of any dividends paid other than in cash, per share of such class of Voting Stock from the Determination Date through the Consummation Date in an amount up to but not exceeding the amount of such interest payable per share of such class of Voting Stock;

          (ii) (if applicable) the highest preferential amount per share to which the holders of shares of such class of Voting Stock are entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation; and

          (iii) the Fair Market Value per share of such class of Voting Stock on the Announcement Date or on the Determination Date, whichever is higher.

     (c) The consideration to be received by holders of a particular class of outstanding Voting Stock (including Common Stock) in such Business Combination shall be in cash or in the same form as the Interested Stockholder has previously paid for shares of such class of Voting Stock. If the Interested Stockholder has paid for shares of any class of Voting Stock with varying forms of consideration, the form of consideration for such class of Voting Stock shall be either cash or the form used to acquire the largest number of shares of such class of Voting Stock previously acquired by it.

     (d) The holders of all outstanding shares of Voting Stock not beneficially owned by the Interested Stockholder immediately prior to the consummation of such Business Combination shall be entitled to receive in such Business Combination cash or other consideration for their shares in compliance with subsections (a), (b) and (c) of this Section 2.

     (e) After the Determination Date and prior to the Consummation Date:

          (i) except as approved by a majority of the Disinterested Directors then in office, there shall have been no failure to declare and pay at the regular date therefor any full quarterly dividends (whether or not cumulative) on any outstanding Preferred Stock;

          (ii) there shall have been (A) no reduction in the annual rate of dividends paid on the Common Stock (except as necessary to reflect any subdivision of the Common Stock), except as approved by a majority of the Disinterested Directors then in office, and (B) an increase in such annual rate of dividends as necessary to reflect any reclassification (including any reverse stock split), recapitalization, reorganization or any similar transaction which has the effect of reducing the number of outstanding shares of the Common Stock, unless the failure to so increase such annual rate is approved by a majority of the Disinterested Directors then in office; and






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                                       -9-

          (iii) such Interested Stockholder shall not have become the beneficial owner of any additional shares of Voting Stock except as part of the transaction which results in such Interested Stockholder becoming an Interested Stockholder.

     (f) After the Determination Date, the Interested Stockholder shall not have received the benefit, directly or indirectly (except proportionately as a stockholder), of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by or through the Corporation, whether in anticipation of or in connection with such Business Combination or otherwise.

     (g) A proxy or information statement describing the proposed Business Combination in accordance with the requirements of the Securities Exchange Act of 1934, as amended, whether or not the Corporation is then subject to such requirements, and the rules and regulations thereunder (or any subsequent provisions replacing such Act, rules or regulations) shall be mailed to public stockholders of the Corporation at least 30 days prior to the consummation of such Business Combination (whether or not such proxy or information statement is required to be mailed pursuant to such Act or subsequent provisions). The first page of such proxy or information statement shall prominently display the recommendation, if any, which a majority of the Disinterested Directors then in office may choose to make to the holders of Voting Stock regarding the proposed Business Combination. Such proxy or information statement shall also contain, if a majority of the Disinterested Directors then in office so requests, an opinion of a reputable investment banking firm (which firm shall be selected by a majority of the Disinterested Directors then in office, furnished with all information it reasonably requests, and paid a reasonable fee for its services by the Corporation upon the Corporation's receipt of such opinion) as to the fairness (or lack of fairness) of the terms of the proposed Business Combination from the point of view of the holders of Voting Stock other than the Interested Stockholder.

     Section 3.     Definitions.

     For purposes of this Article VI:

     (a) "Affiliate" or "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended, as in effect on the date of filing by the Superintendent of Banks of this Restated Organization Certificate whether or not the Corporation was then subject to such rule.

     (b) "Announcement Date" shall mean the date of the first public announcement of the proposal of the Business Combination.

     (c) A Person shall be deemed the "beneficial owner of any Voting Stock:






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                                      -10-

          (i) which such Person or any of its Affiliates or Associates beneficially owns, directly or indirectly; or

          (ii) which such Person or any or its Affiliates or Associates has (A) the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (B) the right to vote pursuant to any agreement, arrangement or understanding; or

          (iii) which is beneficially owned, directly or indirectly, by any other Person with which such first mentioned Person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of Voting Stock; provided, however, that (A) no director or officer of the Corporation (nor any Affiliate or Associate of any such director or officer) shall, solely by reason of any or all of such directors or officers acting in their capacities as such, be deemed, for any purposes hereof, to beneficially own any Common Stock of the Corporation beneficially owned by any other such director or officer (or any Affiliate or Associate thereof), and (B) no trust which forms a part of a pension, savings, employee stock ownership, or similar employee benefit plan of the Corporation or any subsidiary nor any trustee with respect thereto (nor any affiliate of such trustee) shall, solely by reason of such capacity, be deemed, for any purposes hereof, to beneficially own any Voting Stock of the Corporation held under any such plan.

     (d) The term "Business Combination" shall mean any transaction which is referred to in any one or more of the following paragraphs (i) through (v):

          (i) any merger or consolidation of the Corporation or any Subsidiary with (A) any Interested Stockholder, or (B) any other corporation (whether or not itself an Interested Stockholder) which is, or after such merger or consolidation would be, an Affiliate or Associate of any Interested Stockholder; or

          (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any Interested Stockholder or any Affiliate or Associate of any Interested Stockholder of any assets of the Corporation or any Subsidiary having an aggregate Fair Market Value equal to twenty percent (20%) or more of the aggregate Fair Market Value of all of the outstanding Capital Stock of the Corporation; or

          (iii) the issuance or transfer by the Corporation or any Subsidiary (in one transaction or a series of transactions) of any securities of the Corporation or any Subsidiary to any Interested Stockholder or any Affiliate or Associate of any Interested Stockholder having an aggregate Fair Market Value equal to twenty percent (20%) or more of






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                                      -11-

     the aggregate Fair Market Value of all of the outstanding Capital Stock of the Corporation; or

          (iv) the adoption of any plan or proposal for the liquidation or dissolution of the Corporation proposed by or on behalf of any Interested Stockholder or any Affiliate or Associate of any Interested Stockholder; or

          (v) any reclassification of securities (including any reverse stock split), or recapitalization of the Corporation, or any merger or consolidation of the Corporation with any of its Subsidiaries or any other transaction (whether or not with or into or otherwise involving an Interested Stockholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the Corporation or any Subsidiary which is directly or indirectly owned by any Interested Stockholder or any Affiliate or Associate of any Interested Stockholder, except as a result of immaterial changes due to fractional share adjustments.

     (e) "Consummation Date" shall mean the date of the consummation of the Business Combination.

     (f) "Determination Date" shall mean the date on which the Interested Stockholder became an Interested Stockholder.

     (g) "Disinterested Director" shall mean any member of the Board of Directors of the Corporation who is not affiliated with the Interested Stockholder and who either was a member of the Board of Directors prior to the Determination Date, or was recommended for election by a majority of the Disinterested Directors in office at the time such director was nominated for election.

     (h) "Fair Market Value" shall mean (i) in the case of stock, the highest closing price during the 30-day period immediately preceding the date in question of a share of such stock on the Composite Tape for New York Stock Exchange listed stocks, or, if such stock is not quoted on the Composite Tape, the New York Stock Exchange, or, if such stock is not listed on such Exchange, on the principal United States securities exchange registered under the Securities Exchange Act of 1934, as amended, on which such stock is listed, or, if such stock is not listed on any such exchange, the highest closing bid quotation with respect to a share of such stock during the 30-day period preceding the date in question on the National Association of Securities Dealers Automated Quotation System or any system then in use, or if no such quotation is available, the fair market value on the date in question of a share of such stock as determined in good faith by a majority of the Disinterested Directors then in office, in each case with respect to any class of stock, appropriately adjusted for any dividend or distribution in shares of such stock or any stock split or reclassification of outstanding shares of such stock into a greater number of shares of such stock or any combination or reclassification of outstanding shares of such stock into a smaller number of shares of such stock;






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                                      -12-

and (ii) in the case of property other than cash or stock, the fair market value of such property on the date in question as determined in good faith by a majority of the Disinterested Directors then in office.

     (i) References to "highest per share price" shall in each case with respect to any class of stock reflect an appropriate adjustment for any dividend or distribution in shares of such stock or any stock split or reclassification of outstanding shares of such stock into a greater number of shares of such stock or any combination or reclassification of outstanding shares of such stock into a smaller number of shares of such stock.

     (j) "Interested Stockholder" shall mean any Person (other than the Corporation, any Subsidiary, or any pension, savings, stock ownership or other employee benefit plan maintained for the benefit of employees of the Corporation and/or any Subsidiary) who or which:

          (i) is the beneficial owner, directly or indirectly, of more than ten percent (10%) of the voting power of the outstanding Voting Stock; or

          (ii) is an Affiliate of the Corporation and at any time within the two year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of ten percent (10%) or more of the voting power of the then outstanding Voting Stock; or

          (iii) is an assignee of or has otherwise succeeded to any shares of Voting Stock which were at any time within the two year period immediately prior to the date in question beneficially owned by any other Interested Stockholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933, as amended.

     In determining whether a Person is an Interested Stockholder pursuant to this subsection (j), the number of shares of Voting Stock deemed to be outstanding shall include shares deemed owned through application of subsection
(c) of this Section 3 but shall not include any other shares of Voting Stock which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

     (k) "Person" shall mean any corporation, partnership, trust, unincorporated organization or association, syndicate, any other entity or a natural person.

     (l) "Subsidiary" shall mean any corporation of which a majority of any class of equity security is owned, directly or indirectly, by the Corporation; provided, however, that for the purposes of the definition of Interested Stockholder set forth in subsection (j) of this Section 3, the term "Subsidiary" shall mean only a corporation of which a majority of each class of voting securities is owned, directly or indirectly, by the Corporation.






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                                      -13-

     (m) "Voting Stock" shall mean all of the outstanding shares of Capital Stock entitled to vote generally in the election of directors.

     Section 4.     Powers of the Disinterested Directors.

     When it appears that a particular person may be an Interested Stockholder and that the provisions of this Article VI need to be applied or interpreted, then a majority of the Directors of the Corporation who would qualify as Disinterested Directors shall have the power and duty to interpret all of the terms and provisions of this Article VI, and to determine on the basis of information known to them after reasonable inquiry all facts necessary to ascertain compliance with this Article VI, including, without limitation, (a) whether a person is an Interested Stockholder, (b) the number of shares of Voting Stock beneficially owned by any person, (c) whether a person is an Affiliate or Associate of another, (d) whether the assets which are the subject of any Business Combination, or the securities to be issued or transferred by the Corporation or any Subsidiary in any Business Combination, have an aggregate Fair Market Value equal to twenty percent (20%) or more of the aggregate Fair Market Value of all of the outstanding capital stock of the Corporation, and (e) whether all of the applicable conditions set forth in Section 2 of this Article VI have been met with respect to any Business Combination.

     Section 5.     Effect of Fiduciary Obligations of Interested Stockholders.

     Nothing contained in this Article VI shall be construed to relieve any Interested Stockholder from any fiduciary obligations imposed by law.

     Section 6.     Amendment, Repeal, Etc.

     Except as provided in Section 7 of this Article VI and notwithstanding any other provisions of this Restated Organization Certificate or the By-Laws (and notwithstanding the fact that a lesser percentage may be specified by law, this Restated Organization Certificate or the By-Laws of the Corporation), the affirmative vote of at least eighty percent (80%) of the total number of votes eligible to be cast by the holders of all outstanding shares of the Voting Stock, voting together as a single class, together with the affirmative vote of at least fifty percent (50%) of the total number of votes eligible to be cast by the holders of all outstanding shares of the Voting Stock not beneficially owned by any Interested Stockholder or Affiliate or Associate thereof, voting together as a single class, shall be required to amend, alter, rescind, repeal, or adopt any provisions inconsistent with, this Article VI.

     Section 7.     Expiration.

     The provisions set forth in this Article VI shall expire three years (or such other longer period, not to exceed five years, as may be subsequently authorized by the New York Banking Law or the regulations of the New York Banking Department in connection with the conversion of






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

                                      -14-

a savings bank from the mutual form to the stock form of organization) from the effective date of the conversion of the Corporation from the mutual to the stock form of organization.


                                   ARTICLE VII

                                   AMENDMENTS

     Section 1.     Amendments of Restated Organization Certificate.

     The Corporation reserves the right to amend this Restated Organization Certificate from time to time, in any and as many respects as may be desired and as may be lawfully contained in an original organization certificate filed at the time of making such amendment. Notwithstanding the foregoing, the affirmative vote of at least two-thirds (or such greater proportion as may otherwise be required pursuant to any specific provision of this Restated Organization Certificate) of the total votes eligible to be cast by the holders of all outstanding shares of Capital Stock entitled to vote thereon shall be required to amend, alter, rescind, repeal, or adopt any provisions inconsistent with, Section 3 of Article III, or Articles IV, V, VI or VII of this Restated Organization Certificate; provided, however, that the affirmative vote of a majority of the total votes eligible to be cast by the holders of all outstanding shares of Capital Stock entitled to vote thereon shall be sufficient to amend the expiration provision set forth in Section 7 of Article VI.

     Section 2.     Amendments of By-Laws.

     In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, alter, amend, rescind or repeal from time to time any of the By-Laws of the Corporation in accordance with the terms thereof; provided, however, that the Board shall not have the authority to alter, amend, rescind or repeal any By-Law which shall have been made from time to time by the holders of shares of capital stock entitled to vote thereon, unless otherwise provided by the holders of shares entitled to vote thereon, and provided further, that any By-Law made by the Board may be altered, amended, rescinded, or repealed by the holders of shares of Capital Stock entitled to vote thereon at any annual meeting or at any special meeting called for that purpose. Notwithstanding the foregoing, any provision of the By-Laws which contains a supermajority voting requirement shall only be altered, amended, rescinded, or repealed by a vote of the Board or holders of Capital Stock entitled to vote thereon that is not less than the supermajority specified in such provision.

     FOURTH, This amendment and restatement of the Organization Certificate was authorized by a majority vote of the members of the Board of Trustees.






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

                                      -15-

     IN WITNESS WHEREOF, we have made, signed and acknowledged this certificate in duplicate, this 17th day of June, 1987.


                                        /s/Frank Wille
                                        -------------------------------
                                        Frank Wille
                                        Chairman and Chief
                                          Executive Officer



                                        /s/Charles H. Ahearn
                                        -------------------------------
                                        Charles H. Ahearn
                                        Secretary

STATE OF NEW YORK        )
                         ss.:
COUNTY OF NEW YORK       )


     On the 17th day of June, 1987, before me personally came FRANK WILLE, to me known and known to me to be the individual described in and who executed the foregoing instrument, and he duly acknowledged to me that he executed the same.


/s/Carmila M. Cavallo
-------------------------------
Notary Public


(Seal)              CARMILA M. CAVALLO
                    Notary Public, State of New York
                    No. 01CA5654500
                    Qualified in Kings County
                    Commission Expires September 30, 1988

STATE OF NEW YORK        )
                         ss.:
COUNTY OF NEW YORK       )


     On the 17th day of June, 1987, before me personally came CHARLES H. AHEARN, to me known and known to me to be the individual described in and who executed the foregoing instrument, and he duly acknowledged to me that he executed the same.


/s/Anthony Figeroux
-------------------------------
Notary Public


(Seal)              ANTHONY FIGEROUX
                    Notary Public, State of New York
                    No. 41-4625679
                    Qualified in Queens County
                    Commission Expires July 31, 1988

                            CERTIFICATE OF AMENDMENT
                                     OF THE
                        RESTATED ORGANIZATION CERTIFICATE
                                       OF
                        THE GREATER NEW YORK SAVINGS BANK
                      UNDER SECTION 8005 OF THE BANKING LAW


     We, Gerard C. Keegan, and Robert P. Carlson, being the President and Chief Operating Officer and the Assistant Secretary, respectively, of The Greater New York Savings Bank (the "Corporation"), in accordance with Section 8005 of the Banking Law of the State of New York, do hereby certify as follows:

     FIRST, The name of the Corporation is THE GREATER NEW YORK SAVINGS BANK.

     SECOND, The Corporation was created by a Certificate of Incorporation filed by the Superintendent of Banks of the State of New York on February 14, 1916. On June 24, 1987, the Restated Organization Certificate of the Corporation providing for the conversion of the Corporation from mutual to stock form was filed with the Superintendent of Banks of the State of New York.

     THIRD, The Restated Organization Certificate of the Corporation is hereby amended in accordance with Section 5002 of the Banking Law of the State of New York by the addition of the Certificate of Designations of Series A ESOP Convertible Preferred Stock attached hereto as Exhibit A, which states the number, designation, relative rights, preferences, and limitations of the Corporation's Series A ESOP Convertible Preferred Stock.

     FOURTH, This amendment was authorized by the majority vote of the entire Board of Directors of the Corporation as required by Section 5002 of the Banking

Law of the State of New York and Article III, Section 2 of the Corporation's Restated Organization Certificate.

     IN WITNESS WHEREOF, the undersigned officers of the Corporation have made, signed and acknowledged this certificate, this 13th day of February, 1989.



                                        /s/Gerard C. Keegan
                                        -------------------------------
                                        Gerard C. Keegan
                                        President and Chief
                                        Operating Officer



                                        /s/Robert P. Carlson
                                        -------------------------------
                                        Robert P. Carlson
                                        Assistant Secretary

STATE OF NEW YORK        )
                         ss.:
COUNTY OF NEW YORK       )


     On the 13th day of February, 1989, before me personally appeared GERARD C. KEEGAN, to me known, who being by me duly sworn, did depose and say that he is the President and Chief Operating Officer of The Greater New York Savings Bank described in the Certificate of Amendment of the Restated Organization Certificate, that he executed the foregoing instrument, and he duly acknowledged to me that he executed the same.


/s/Cheryl Swack
-------------------------------
Notary Public


(Seal)              CHERYL SWACK
                    Notary Public, State of New York
                    No. 31-4928254
                    Qualified in New York County
                    Commission Expires April 25, 1990



STATE OF NEW YORK        )
                         ss.:
COUNTY OF NEW YORK       )


     On the 13th day of February, 1989, before me personally appeared ROBERT P. CARLSON, to me known, who being by me duly sworn, did depose and say that he is the Secretary of The Greater New York Savings Bank described in the Certificate of Amendment of the Restated Organization Certificate, that he executed the foregoing instrument, and he duly acknowledged to me that he executed the same.


/s/Barbara J. McClorey
-------------------------------
Notary Public


(Seal)              BARBARA J. McCLOREY
                    Notary Public, State of New York
                    No. 30-4894231
                    Qualified in Nassau County
                    Certificate Filed in New York County
                    Commission Expires May 11, 1989

                                                                       Exhibit A

                           CERTIFICATE OF DESIGNATIONS
                                       OF
                    SERIES A ESOP CONVERTIBLE PREFERRED STOCK

                                       of

                      THE GREATER SAVINGS BANK OF NEW YORK


                         Pursuant to Section 5002 of the
                      Banking Law of the State of New York


     I, Gerard C. Keegan, President and Chief Operating Officer of The Greater New York Savings Bank (the "Company"), a corporation organized and existing under the Banking Law of the State of New York, in accordance with the provisions of Section 5002 thereof, DO HEREBY CERTIFY that, pursuant to the authority conferred upon the Board of Directors by the Organization Certificate of the Company, the Board of Directors authorized the series of Preferred Stock hereinafter provided for and established the voting powers thereof and has adopted the following resolution creating a series of one million eight hundred thousand (1,800,000) shares of Preferred Stock, par value $1.00 per share, designated as Series A ESOP Convertible Preferred Stock:

     RESOLVED that, pursuant to the authority vested in the Board of Directors of the Company in accordance with the provisions of its Organization Certificate, a series of Preferred Stock of the Company be, and it hereby is, created, and that the designation and amount thereof and the voting powers, preferences and relative, participating, optional or other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof are as follows:

     Section 1. Designation and Amount; Special Purpose Restricted Transfer
Issue.

     (A) The shares of this series of Preferred Stock shall be designated as Series A ESOP Convertible Preferred Stock ("Series A Preferred Stock") and the number of shares constituting such series shall be one million eight hundred thousand (1,800,000) shares.

     (B) Shares of Series A Preferred Stock shall be issued only to a trustee acting on behalf of an employee stock ownership plan or other employee benefit plan of the Company. In the event of any transfer of shares of Series A Preferred Stock to any person other than any such plan trustee without the prior written consent of the Company, the shares of Series A Preferred Stock so transferred, upon such transfer and without any further action by the Company or the holder, shall be automatically converted into shares of Common Stock on the terms otherwise provided for the conversion of shares of Series A Preferred Stock into shares of Common Stock pursuant to Section 5 hereof, and no such transferee shall have any of the voting powers, preferences and relative, participating, optional or special rights ascribed to shares of Series A Preferred Stock hereunder but, rather, only the powers and rights pertaining to the Common Stock into which such shares of Series A Preferred Stock shall be so converted. Certificates representing shares of Series A Preferred Stock shall be legended to reflect such restrictions on transfer. Notwithstanding the foregoing provisions of this paragraph (B) of Section 1, shares of Series A Preferred Stock (i) may be converted into shares of Common Stock as provided by Sections 5 and 7 hereof and the shares of Common Stock issued upon such conversion may be transferred by the holder thereof as permitted by law and (ii) shall be redeemable by the Company upon the terms and conditions provided by Section 6 hereof.

     Section 2.     Dividends and Distributions.

     (A) Subject to the provisions for adjustment hereinafter set forth, the holders of shares of Series A Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available therefor, cash dividends ("Preferred

Dividends") in an amount per share equal to $l.0725 per share per annum, and no more, payable in as nearly as possible equal proportions on the first day of January and July of each year (each a "Dividend Payment Date") commencing on July 1, 1989, to holders of record at the start of business on such Dividend Payment Date. Preferred Dividends shall begin to accrue on outstanding shares of Series A Preferred Stock from the date of issuance of such shares of Series A Preferred Stock. Preferred Dividends shall accrue on a daily basis whether or not the Company shall have earnings or surplus at the time, but Preferred Dividends accrued after July 1, 1989 on the shares of Series A Preferred Stock for any period less than a full semi-annual period between Dividend Payment Dates shall be computed on the basis of a 360-day year of 30-day months. A full semi-annual dividend payment of $0.53625 per share shall accrue for the period from the date of issuance until July 1, 1989. Accumulated but unpaid Preferred Dividends shall cumulate as of the Dividend Payment Date on which they first become payable, but no interest shall accrue on accumulated but unpaid Preferred Dividends.

     (B) So long as any Series A Preferred Stock shall be outstanding, no dividend shall be declared or paid or set apart for payment on any other series of stock ranking on a parity with the Series A Preferred Stock as to dividends, unless there shall also be or have been declared and paid or set apart for payment on the Series A Preferred Stock, like dividends for all dividend payment periods of the Series A Preferred Stock ending on or before the dividend payment date of such parity stock, ratably in proportion to the respective amounts of dividends accumulated and unpaid through such dividend payment period on the Series A Preferred Stock and accumulated and unpaid or payable on such parity stock through the dividend payment period on such parity stock next preceding such dividend payment date. In the event that full cumulative dividends on the Series A Preferred Stock have not been declared and paid or set apart for payment when due, the Company shall not declare or pay or set apart for payment any dividends or make any other distributions on, or make any payment on account of the purchase, redemption or other retirement of, any other class of stock or series thereof of the Company ranking, as to dividends or as to distributions in the event of a liquidation, dissolution or winding-up of the Company, junior to the Series A Preferred Stock until full cumulative dividends on the Series A Preferred Stock shall have been paid or declared and provided for.

      Section 3. Voting Rights. The holders of shares of Series A Preferred Stock shall have the following voting rights:

      (A) The holders of Series A Preferred Stock shall be entitled to vote on all matters submitted to a vote of the holders of Common Stock of the Company, voting together with the holders of Common Stock as one class. Each share of the Series A Preferred Stock shall be entitled to one vote per share.

      (B) Except as otherwise required by law or set forth herein, holders of Series A Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for the taking of any corporate action; provided, however, that the vote of at least 66-2/3% of the outstanding shares of Series A Preferred Stock, voting separately as a series, shall be necessary to adopt any alteration, amendment or repeal of any provision of the Organization Certificate of the Company, as amended, or this Resolution (including any such alteration, amendment or repeal effected by any merger or consolidation in which the

Company is the surviving or resulting corporation) if such amendment, alteration or repeal would alter or change the powers, preferences or special rights of the shares of Series A Preferred Stock so as to affect them adversely.

      Section 4. Liquidation, Dissolution or Winding Up.

      (A) Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series A Preferred Stock shall be entitled to receive out of assets of the Company which remain after satisfaction in full of all valid claims of creditors of the Company and which are available for payment to stockholders and subject to the rights of the holders of any stock of the Company ranking senior to or on a parity with the Series A Preferred Stock in respect of distributions upon liquidation, dissolution or winding up of the Company, before any amount shall be paid or distributed among the holders of Common Stock or any other shares ranking junior to the Series A Preferred Stock in respect of distributions upon liquidation, dissolution or winding up of the Company, liquidating distributions in the amount of $13.00 per share, plus an amount equal to all accumulated and unpaid dividends thereon to the date fixed for distribution, and no more. If upon any liqui-dation, dissolution or winding up of the Company, the amounts payable with respect to the Series A Preferred Stock and any other stock ranking as to any such distribution on a parity with the Series A Preferred Stock are not paid in full, the holders of the Series A Preferred Stock and such other stock shall share ratably in any distribution of assets in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount to which they are entitled as provided by the foregoing provisions of this paragraph 4(A), the holders of shares of Series A Preferred Stock shall not be entitled to any further right or claim to any of the remaining assets of the Company.

      (B) Neither the merger or consolidation of the Company with or into any other corporation, nor the merger or consolidation of any other corporation with or into the Company, nor the sale, transfer or lease of all or any portion of the assets of the Company, shall be deemed to be a dissolution, liquidation or winding up of the affairs of the Company for purposes of this Section 4, but the holders of Series A Preferred Stock shall nevertheless be entitled in the event of any such merger or consolidation to the rights provided by Section 8 hereof.

      (C) Written notice of any voluntary or invol-untary liquidation, dissolution or winding up of the Company, stating the payment date or dates when, and the place or places where, the amounts distributable to holders of Series A Preferred Stock in such circumstances shall be payable, shall be given by first-class mail, postage prepaid, mailed not less than twenty (20) days prior to any payment date stated therein, to the holders of Series A Preferred Stock, at the address shown on the books of the Company or any transfer agent for the Series A Preferred Stock.

      Section 5. Conversion into Common Stock.

      (A) A holder of shares of Series A Preferred Stock shall be entitled, at any time prior to the close of business on the date fixed for redemption of such shares pursuant to Section 6 hereof, to cause any or all of such shares to be converted into shares of Common Stock, initially at a conversion price equal to $16.64 per share of Common Stock, with each share of Series A Preferred Stock being valued at $13.00 for such purpose, and which price shall be adjusted as hereinafter provided (and, as so adjusted, is hereinafter sometimes referred to as the "Conversion Price") (that is, a conversion rate initially equivalent to
 .78125 shares of Common Stock for each share of Series A Preferred Stock so converted but that is subject to adjustment as the Conversion Price is adjusted as hereinafter provided).

      (B) Any holder of shares of Series A Preferred Stock desiring to convert such shares into shares of Common Stock shall surrender the certificate or certificates representing the shares of Series A Preferred Stock being converted, duly assigned or endorsed for transfer to the Company (or accompanied by duly executed stock powers relating thereto), at the principal executive office of the Company or the offices of the transfer agent for the Series A Preferred Stock or such office or offices in the continental United States of an agent for conversion as may from time to time be designated by notice to the holders of the Series A Preferred Stock by the Company or the transfer agent for the Series A Preferred Stock, accompanied by written notice of conversion. Such notice of conversion shall specify (i) the number of shares of Series A Preferred Stock to be converted and the name or names in which such holder wishes the certificate or certificates for Common Stock and for any shares of Series A Preferred Stock not to be so converted to be issued, and (ii) the address to which such holder wishes delivery to be made of such new certificates to be issued upon such conversion.

      (C) Upon surrender of a certificate representing a share or shares of Series A Preferred Stock for conversion, the Company shall issue and send by hand delivery (with receipt to be acknowledged) or by first class mail, postage prepaid, to the holder thereof or to such holder's designee, at the address designated by such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled upon conversion. In the event that there shall have been surrendered a certificate or certificates representing shares of Series A Preferred Stock, only part of which are to be converted, the Company shall issue and deliver to such holder or such holder's designee a new certificate or certificates representing the number of shares of Series A Preferred Stock which shall not have been converted.

      (D) The issuance by the Company of shares of Common Stock upon a conversion of shares of Series A Preferred Stock into shares of Common Stock made at the option of the holder thereof shall be effective as of the earlier of
(i) the delivery to such holder or such holder's designee of the certificates representing the shares of Common Stock issued upon conversion thereof or (ii) the commencement of business on the second business day after the surrender of the certificate or certificates for the shares of Series A Preferred Stock to be converted, duly assigned or endorsed for transfer to the Company (or accompanied by duly executed stock powers relating thereto) as provided by this Resolution. On and after the effective day of conversion, the person or persons entitled to receive the Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock, but no allowance or adjustment shall be made in respect of dividends payable to holders of Common Stock in respect of any period prior to such effective date. The Company shall not be obligated to pay any dividends which shall have been declared and shall be payable to holders of shares of Series A Preferred Stock on a Dividend Payment Date if such Dividend Payment Date for such dividend shall coincide with or be on or subsequent to the effective date of conversion of such shares.

      (E) The Company shall not be obligated to deliver to holders of Series A Preferred Stock any fractional share or shares of Common Stock issuable upon any conversion of such shares of Series A Preferred Stock, but in lieu thereof may make a cash payment in respect thereof in any manner permitted by law.

      (F) Whenever the Company shall issue shares of Common Stock upon conversion of shares of Series A Preferred Stock as contemplated by this Section 5, the Company shall issue together with each such share of Common Stock any options, warrants or other rights theretofore issued and then outstanding with respect to any shares of Common Stock.

      (G) The Company shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for issuance upon the conversion of shares of Series A Preferred Stock as herein provided, free from any preemptive rights, such number of shares of Common Stock as shall from time to time be issuable upon the conversion of all the shares of Series A Preferred Stock then outstanding. The Company shall prepare and shall use its best efforts to obtain and keep in force such governmental or regulatory permits or other authorizations as may be required by law, and shall comply with all requirements as to registration or qualification of the Common Stock, in order to enable the Company lawfully to issue and deliver to each holder of record of Series A Preferred Stock such number of shares of its Common Stock as shall from time to time be sufficient to effect the conversion of all shares of Series A Preferred Stock then outstanding and convertible into shares of Common Stock.

      Section 6. Redemption At the Option of the Company.

      (A) The Series A Preferred Stock shall be redeemable, in whole or in part, at the option of the Company at any time after July 1, 1992, or on or before July 1, 1992 if permitted by paragraph (D) of this Section 6, at the following redemption prices per share:

During the Twelve-
  Month Period                                        Price Per
Beginning July 2                                        Share
-----------------                                     ---------
       1989 .........................................  $ 14.00
       1990 .........................................    13.90
       1991 .........................................    13.80
       1992 .........................................    13.70
       1993 .........................................    13.60
       1994 .........................................    13.50
       1995 .........................................    13.40
       1996 .........................................    13.30
       1997 .........................................    13.20
       1998 .........................................    13.10

and thereafter at $13.00 per share, plus, in each case, an amount equal to all accumulated and unpaid dividends thereon to the date fixed for redemption. Payment of the redemption price shall be made by the Company in cash or shares of Common Stock, or a combination thereof, as permitted by paragraph (E) of this
Section 6. From and after the date fixed for redemption, dividends on shares of Series A Preferred Stock called for redemption will cease to accrue, such shares will not longer be deemed to be outstanding and all rights in respect of such shares of the Company shall cease, except the right to receive the redemption price. If less than all of the outstanding shares of Series A Preferred Stock are to be redeemed, the Company shall either redeem a portion of the shares of each holder determined pro rata based on the number of shares held by each holder or shall select the shares to be redeemed by lot, as may be determined by the Board of Directors of the Company.

      (B) Unless otherwise required by law, notice of redemption for any redemption made pursuant to this Section 6 will be sent to the holders of Series A Preferred Stock at the address shown on the books of the Company or any transfer agent for the Series A Preferred Stock by first class mail, postage prepaid, mailed not less than twenty (20) days nor more than sixty (60) days prior to the redemption date. Each such notice shall state: (i) the redemption date; (ii) the total number of shares of the Series A Preferred Stock to be redeemed and, if fewer than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (iii) the redemption price; (iv) the place or places where certificates for such shares are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the conversion rights of the shares to be redeemed, the period within which conversion rights may be exercised, and the Conversion Price and number of shares of Common Stock issuable upon conversion of a share of Series A Preferred Stock at the time. Upon surrender of the certificates for any shares so called for redemption and not previously converted (properly endorsed or assigned for transfer, if the Board of Directors of the Company shall so require and the notice shall so state), such shares shall be redeemed by the Company at the date fixed for redemption and at the redemption price set forth in this Section 6.

      (C) In the event of a modification to the Internal Revenue Code of 1986, as amended, which has the effect of precluding the Company from claiming the tax deduction for dividends paid on the Series A Preferred Stock when such dividends are used as provided under Section 404(k)(2) of the Internal Revenue Code of 1986, as amended and in effect on the date shares of Series A Preferred Stock are initially issued, the Company may, in its sole discretion and notwithstanding anything to the contrary in paragraph (A) of this Section 6, elect to redeem such shares for the amount payable in respect of the shares upon liquidation of the Company pursuant to Section 4 hereof.

      (D) Notwithstanding anything to the contrary in paragraph (A) of this
Section 6, the Company may elect to redeem any or all of the shares of Series A Preferred Stock at any time on or prior to July 1, 1992 on the terms and conditions set forth in paragraphs (A) and (B) of this Section 6, if the last reported sales price, regular way, of a share of Common Stock, as reported on the New York Stock Exchange Composite Tape or, if the Common Stock is not listed or admitted to trading on the New York Stock Exchange, on the principal national securities exchange on which such stock is listed or admitted to trading or, if the Common Stock is not listed or admitted to trading on any national securities exchange, on the National Market System of the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ") or, if the Common Stock is not quoted on such National Market System, the average of the closing bid and asked prices in over-the-counter market as reported by NASDAQ, for at least forty (40) trading days within a period of sixty (60) consecutive trading days ending within five (5) days of the notice of redemption equals or exceeds one hundred fifty percent (150%) of the Conversion Price (giving effect equitably in making such calculation to any adjustments required by
Section 9 hereof).

      (E) The Company shall make payment of the redemption price required upon redemption of shares of Series A Preferred Stock for cash, or if the Company so elects, in shares of Common Stock, or in a combination of such shares and cash, any such shares to be valued for such purpose at their Fair Market Value (as defined in paragraph (G) of Section 9 hereof, provided, however, that in calculating their Fair Market Value the Adjustment Period shall be deemed to be the five (5) consecutive trading days preceding, and including, the date of redemption).

      Section 7. Special Conversion Rights.

      A holder of shares of Series A Preferred Stock shall be entitled to cause any or all of such shares to be converted into shares of Common Stock at a conversion rate equal to the ratio of $13.00 per share of Series A Preferred Stock plus accumulated and unpaid dividends thereon to the date fixed for redemption to the Fair Market Value (as defined in paragraph 9(G) hereof, provided, however, that in calculating such Fair Market

Value the Adjustment Period shall be deemed to be the five consecutive trading days preceding, and including, the date of conversion) at any time and from time to time upon notice to the Company given not less than five (5) business days prior to the date fixed by the holder in such notice for such conversion, but only when and to the extent unavoidably necessary (i) for such holder to provide for distributions required to be made under, or to satisfy an investment election provided to participants in accordance with, The Greater New York Savings Bank Employee Stock Ownership Plan, effective as of January 1, 1989, as the same may be amended, or any successor plan (the "Plan") to participants in the Plan; (ii) for such holder to make payment of principal, interest or premium due and payable (whether as scheduled or upon acceleration) on any indebtedness incurred for the benefit of the Plan by the holder, the Plan or a trust under the Plan; or (iii) in the event the Plan is determined by the Internal Revenue Service not to be qualified within the meaning of Sections 401(a) the applicable provisions of 409, and 4975(e)(7) of the Internal Revenue Code of 1986, as amended; provided, however, that the Company may at its election substitute for such conversion a cash payment per share of Series A Preferred Stock sought to be converted of $13.00 plus accumulated and unpaid dividends thereon if it has received an opinion of counsel or advice of the staff of the Federal Deposit Insurance Corporation ("FDIC") to the effect that the exercise of such election will not impair the treatment of the Series A Preferred Stock as permanent stockholders' equity for purposes of the FDIC's capital regulations.

      Section 8. Consolidation, Merger, etc.

      (A) In the event that the Company shall consummate any consolidation or merger or similar transaction, however named, pursuant to which the outstanding shares of Common Stock are by operation of law exchanged solely for or changed, reclassified or converted solely into stock of any successor or resulting company (including the Company) that constitutes "qualifying employer securities" with respect to a holder of Series A Preferred Stock within the meaning of Section 409(1) of the Internal Revenue Code of 1986, as amended, and
Section 407(d)(5) of the Employee Retirement Income Security Act of 1974, as amended, or any successor provisions of law, and, if applicable, for a cash payment in lieu of fractional shares, if any, the shares of Series A Preferred Stock of such holder shall be assumed by and shall become preferred stock of such successor or resulting company, having in respect of such company insofar as possible the same powers, preferences and relative, participating, optional or other special rights (including the redemption rights provided by Section 6 hereof), and the qualifications, limitations or restrictions thereon, that the Series A Preferred Stock had immediately prior to such transaction, except that after such transaction each share of the Series A Preferred Stock shall be convertible, otherwise on the terms and conditions provided by Sections 5 and 7 hereof, into the qualifying employer securities so receivable by a holder of the number of shares of Common Stock into which such shares of Series A Preferred Stock could have been converted immediately prior to such transaction if such holder of Common Stock failed to exercise any rights of election to receive any kind or amount of stock, securities, cash or other property (other than such qualifying employer securities and a cash payment, if applicable, in lieu of fractional shares) receivable upon such transaction (provided that, if the kind or amount of qualifying employer securities receivable upon such transaction is not the same for each non-electing share, then the kind and amount of qualifying employer securities receivable upon such transaction for each non-electing share shall be the kind and amount so receivable per share by a plurality of the non-electing shares). The rights of the Series A Preferred Stock as preferred stock of such successor or resulting company shall successively be subject to adjustments pursuant to
Section 9 hereof after any such transaction as nearly equivalent to the adjustments provided for by such section prior to such transaction. The Company shall not consummate any such merger, consolidation or similar transaction unless all then outstanding shares of the Series A Preferred Stock shall be assumed and authorized by the successor or resulting company as aforesaid.

      (B) In the event that the Company shall consummate any consolidation or merger or similar transaction, however named, pursuant to which the outstanding shares of Common Stock are by operation of law exchanged for or changed, reclassified or converted into other stock or securities or cash or any other property, or any combination thereof, other than any such consideration which is constituted solely of qualifying employer securities (as referred to in paragraph (A) of this Section 8) and cash payments, if applicable, in lieu of fractional shares, outstanding shares of Series A Preferred Stock shall, without any action on the part of the Company or any holder thereof, be deemed converted by virtue of such

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

merger, consolidation or similar transaction immediately prior to such consummation into the number of shares of Common Stock into which such shares of Series A Preferred Stock could have been converted at such time if the Conversion Price were the same as the redemption price then in effect pursuant to the table set forth in paragraph 6(A) hereof plus an amount equal to all accumulated and unpaid dividends thereon to the date fixed for such deemed conversion (the "Merger Conversion Price") and each share of Series A Preferred Stock shall, by virtue of such transaction and on the same terms as apply to the holders of Common Stock, be converted into or exchanged for the aggregate amount of stock, securities, cash or other property (payable in like kind) receivable by a holder of the number of shares of Common Stock into which such shares of Series A Preferred Stock could have been converted immediately prior to such transaction at the Merger Conversion Price if such holder of Common Stock failed to exercise any rights of election as to the kind or amount of stock, securities, cash or other property receivable upon such transaction (provided that, if the kind or amount of stock, securities, cash or other property receivable upon such transaction is not the same for each non-electing share, then the kind and amount of stock, securities, cash or other property receivable upon such transaction for each non-electing share shall be the kind and amount so receivable per share by a plurality of the non-electing shares).

      Section 9. Anti-dilution Adjustments.

      (A) In the event the Company shall, at any time or from time to time while any of the shares of the Series A Preferred Stock are outstanding, (i) pay a dividend or make a distribution in respect of the Common Stock in shares of Common Stock, (ii) subdivide the outstanding shares of Common Stock, or (iii) combine the outstanding shares of Common Stock into a smaller number of shares, in each case whether by reclassification of shares, recapitalization of the Company (including a recapitalization effected by a merger or consolidation to which Section 8 hereof does not apply) or otherwise, the Conversion Price in effect immediately prior to such action shall be adjusted by multiplying such Conversion Price by the fraction the numerator of which is the number of shares of Common Stock outstanding immediately before such event and the denominator of which is the number of shares of Common Stock outstanding immediately after such event. An adjustment made pursuant to this paragraph 9(A) shall be given effect, upon payment of such a dividend or distribution, as of the record date for the determination of shareholders entitled to receive such dividend or distribution (on a retroactive basis) and in the case of a subdivision or combination shall become effective immediately as of the effective date thereof.

      (B) In the event that the Company shall, at any time or from time to time while any of the shares of Series A Preferred Stock are outstanding, issue to holders of shares of Common Stock as a dividend or distribution, including by way of a reclassification of shares or a recapitalization of the Company, any right or warrant to purchase shares of Common Stock (but not including as such a right or warrant any security convertible into or exchangeable for shares of Common Stock) at a purchase price per share less than the Fair Market Value (as hereinafter defined) of a share of Common Stock on the date of issuance of such right or warrant, then, subject to the provisions of paragraphs (E) and (F) of this Section 9, the Conversion Price shall be adjusted by multiplying such Conversion Price by the fraction the numerator of which shall be the number of shares of Common Stock outstanding immediately before such issuance of rights or warrants plus the number of shares of Common Stock which could be purchased at the Fair Market Value of a share of Common Stock at the time of such issuance for the maximum aggregate consideration payable upon exercise in full of all such rights or warrants and the denominator of which shall be the number of shares of Common Stock outstanding immediately before such issuance of rights or warrants plus the maximum number of shares of Common Stock that could be acquired upon exercise in full of all such rights and warrants.

      (C) In the event the Company shall, at any time or from time to time while any of the shares of Series A Preferred Stock are outstanding, issue, sell or exchange shares of Common Stock (other than pursuant to any right or warrant to purchase or acquire shares of Common Stock (including as such a right or warrant any security convertible into or exchangeable for shares of Common Stock) and other than pursuant to any employee or director incentive or benefit plan or arrangement, including any employment, severance or consulting agreement, of the Company or any subsidiary of the Company heretofore or hereafter adopted) for a consideration having a Fair Market Value on the date of such issuance, sale or exchange less than the Fair Market Value of such shares on the date of such issuance, sale or exchange, then, subject to the provisions of paragraphs (E) and (F) of this Section 9, the Conversion Price shall be adjusted by multiplying such Conversion Price by the fraction the numerator of which shall be the sum of (i) the Fair Market Value of all the shares of Common Stock outstanding on the day immediately preceding the first public announcement of such issuance, sale or exchange plus (ii) the Fair Market Value of the consideration received by the Company in respect of such issuance, sale or exchange of shares of Common Stock, and the denominator of which shall be the product of (i) the Fair Market Value of a share of Common Stock on the day immediately preceding the first public announcement of such issuance, sale or exchange multiplied by (ii) the sum of the number of shares of Common Stock outstanding on such day plus the number of shares of Common Stock so issued, sold or exchanged by the Company. In the event the Company shall, at any time or from time to time while any shares of Series A Preferred Stock are outstanding, issue, sell or exchange any right or warrant to purchase or acquire shares of Common Stock (including as such a right or warrant any security convertible into or exchangeable for shares of Common Stock), other than any such issuance to holders of shares of Common Stock as a dividend or dis-tribution (including by way of a reclassification of shares or a recapitalization of the Company) and other than pursuant to any employee or director incentive or benefit plan or arrangement (including any employment, severance or consulting agreement) of the Company or any subsidiary of the Company heretofore or hereafter adopted, for a consideration having a Fair Market Value on the date of such issuance, sale or exchange less than the Non-Dilutive Amount (as hereinafter defined), then, subject to the provisions of paragraphs (E) and (F) of this Section
9, the Conversion Price shall be adjusted by multiplying such Conversion price by the fraction the numerator of which shall be the sum of (i) the Fair Market Value of all the shares of Common Stock outstanding on the day immediately preceding the first public announcement of such issuance, sale or exchange plus (ii) the Fair Market Value of the consideration received by the Company in respect of such issuance, sale or exchange of such right or warrant plus (iii) the Fair Market Value at the time of such issuance of the consideration which the Company would receive upon exercise in full of all such rights or warrants, and the denominator of which shall be the product of (i) the Fair Market Value of a share of Common Stock on the day immediately preceding the first public announcement of such issuance, sale or exchange multiplied by
(ii) the sum of the number of shares of Common Stock outstanding on such day plus the maximum number of shares of Common Stock which could be acquired pursuant to such right or warrant at the time of the issuance, sale or exchange of such right or warrant (assuming shares of Common Stock could be acquired pursuant to such right or warrant at such time).

      (D) In the event the Company shall, at any time or from time to time while any of the shares of Series A Preferred Stock are outstanding, make an Extraordinary Distribution (as hereinafter defined) in respect of the Common Stock, whether by dividend, distribution, reclassification of shares or recapitalization of the Company (including a recapitalization or reclassification effected by a merger or consolidation to which Section 8 hereof does not apply) or effect a Pro Rata Repurchase (as hereinafter defined) of Common Stock, the Conversion Price in effect immediately prior to such Extraordinary Distribution or Pro Rata Repurchase shall, subject to paragraphs
(E) and (F) of this Section 9, be adjusted by multiplying such Conversion Price by the fraction the numerator of which is (i) the product of (x) the number of shares of Common Stock outstanding immedi-ately before such Extraordinary Distribution or Pro Rata Repurchase multiplied by (y) the Fair Market Value (as herein defined) of a share of Common Stock on the record date with respect to an Extraordinary Distribution, or on the applicable expiration date (including all extensions thereof) of any tender offer which is a Pro Rata Repurchase, or on the date of purchase with respect to any Pro Rata Repurchase which is not a tender offer, as the case may be, minus
(ii) the Fair Market Value of the Extraordinary Distribution or the aggregate purchase price of the Pro Rata Repurchase, as the case may be, and the denominator of which shall be the product of (A) the number of shares of Common Stock outstanding immediately before such Extraordinary Dividend or Pro Rata Repurchase minus, in the case of a Pro Rata Repurchase, the number of shares of Common Stock repurchased by the Company multiplied by (B) the Fair Market Value of a share of Common Stock on the record date with respect to an Extraordinary Distribution or on the applicable expiration date (including all extensions thereof) of any tender offer which is a Pro Rata Repurchase or on the date of purchase with respect to any Pro Rata Repurchase which is not a tender offer, as the case may be. The Company shall send each holder of Series A Preferred Stock
(i)
notice of its intent to make any dividend or distribution and (ii) notice of any offer by the Company to make a Pro Rata Repurchase, in each case at the same time as, or as soon as practicable after, such offer is first communicated (including by announcement of a record date in accordance with the rules of any stock exchange on which the Common Stock is listed or admitted to trading) to holders of Common Stock. Such notice shall indicate the intended record date and the amount and nature of such dividend or distribution, or the number of shares subject to such offer for a Pro Rata Repurchase and the purchase price payable by the Company pursuant to such offer, as well as the Conversion Price and the number of shares of Common Stock into which a share of Series A Preferred Stock may be converted at such time.

      (E) Notwithstanding any other provisions of this Section 9, the Company shall not be required to make any adjustment of the Conversion Price unless such adjustment would require an increase or decrease or at least one percent (1%) in the Conversion Price. Any lesser adjustment shall be carried forward and shall be made no later than the time of, and together with, the next subsequent adjustment which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least one percent (1%) in the Conversion Price.

      (F) If the Company shall make any dividend or distribution on the Common Stock or issue any Common Stock, other capital stock or other security of the Company or any rights or warrants to purchase or acquire any such security, which transaction does not result in an adjustment to the Conversion Price pursuant to the foregoing provisions of this Section 9, the Board of Directors of the Company shall consider whether such action is of such a nature that an adjustment to the Conversion Price should equitably be made in respect of such transaction. If in such case the Board of Directors of the Company determines that an adjustment to the Conversion Price should be made, an adjustment shall be made effective as of such date, as determined by the Board of Directors of the Company. The determination of the Board of Directors of the Company as to whether an adjustment to the Conversion Price should be made pursuant to the foregoing provisions of this paragraph 9(F), and, if so, as to what adjustment should be made and when, shall be final and binding on the Company and all stockholders of the Company. The Company shall be entitled to make such additional adjustments in the Conversion Price, in addi-tion to those required by the foregoing provisions of this Section 9, as shall be necessary in order that any dividend or distribution in shares of capital stock of the Company, subdivision, reclassification or combination of shares of stock of the Company or any recapitalization of the Company shall not be taxable to holders of the Common Stock.

      (G) For purposes of this Resolution, the following definitions shall apply:

      "Extraordinary Distribution" shall mean any dividend or other distribution (effected while any of the shares of Series A Preferred Stock are outstanding)
(i) of cash, where the aggregate amount of such cash dividend or distribution together with the amount of all cash dividends and distributions made during the preceding period of 12 months, when combined with the aggregate amount of all Pro Rata Repurchases (for this purpose, including only that portion of the aggregate purchase price of such Pro Rata Repurchase which is in excess of the Fair Market Value of the Common Stock repurchased as determined on the applicable expiration date (including all extensions thereof) of any tender offer or exchange offer which is a Pro Rata Repurchase, or the date of purchase with respect to any other Pro Rata Repurchase which is not a tender offer or exchange offer made during such period), exceeds twelve and one-half per cent (12-1/2%) of the aggregate Fair Market Value of all shares of Common Stock outstanding on the record date for determining the shareholders entitled to receive such Extraordinary Distribution and (ii) any shares of capital stock of the Company (other than shares of Common Stock), other securities of the Company (other than securities of the type referred to in paragraph (B) of this Section 9), evidences of indebtedness of the Company or any other person or any other property (including shares of any subsidiary of the Company), or any combination thereof. The Fair Market Value of an Extraordinary Distribution for purposes of paragraph (D) of this Section 9 shall be the sum of the Fair Market Value of such Extraordinary Distribution plus the amount of any cash dividends which are not Extraordinary Distributions made during such twelve month period and not previously included in the calculation of an adjustment pursuant to paragraph (D) of this Section 9.

      "Fair Market Value shall mean, as to shares of Common Stock or any other class of capital stock or securities of the Company or any other issuer which are publicly traded, the average of the Current Market Prices

(as hereinafter defined) of such shares or securities for each day of the Adjustment Period (as hereinafter defined). "Current Market Price" of publicly traded shares of Common Stock or any other class of capital stock or other security of the Company or any other issuer for a day shall mean the last reported sales price, regular way, or, in case no sale takes place on such day, the average of the reported closing bid and asked prices, regular way, in either case as reported on the New York Stock Exchange Composite Tape or, if such security is not listed or admitted to trading on the New York Stock Exchange, on the principal national securities exchange on which such security is listed or admitted to trading or, if not listed or admitted to trading on any national securities exchange, on the NASDAQ National Market System or, if such security is not quoted on such National Market System, the average of the closing bid and asked prices on each such day in the over-the-counter market as reported by NASDAQ or, if bid and asked prices for such security on each such day shall not have been reported through NASDAQ, the average of the bid and asked prices for such day as furnished by any New York Stock Exchange member firm regularly making a market in such security selected for such purpose by the Board of Directors of the Company or a committee thereof on each trading day during the Adjustment Period. "Adjustment Period" shall mean the period of five (5) consecutive trading days, selected by the Board of Directors of the Company or a committee thereof, during the 20 trading days preceding, and including, the date as of which the Fair Market Value of a security is to be determined; provided, however, that for purposes of paragraph 9(H) hereof "Adjustment Period" shall mean the period of July 8, 1989 through January 7, 1990 inclusive. The "Fair Market Value" of any security which is not publicly traded or of any other property shall mean the fair value thereof as determined by an independent investment banking or appraisal firm experienced in the valuation of such securities or property selected in good faith by the Board of Directors of the Company or a committee thereof, or, if no such investment banking or appraisal firm is in the good faith judgment of the Board of Directors or such committee available to make such determination, as determined in good faith by the Board of Directors of the Company or such committee.

      "Non-Dilutive Amount" in respect of an issuance, sale or exchange by the Company of any right or warrant to purchase or acquire shares of Common Stock

(including any security convertible into or exchangeable for shares of Common Stock) shall mean the remainder of (i) the product of the Fair Market value of a share of Common Stock on the day preceding the first announcement of such issuance, sale or exchange multiplied by the maximum number of shares of Common Stock which could be acquired on such date upon the exercise in full of such rights and warrants (including upon the conversion or exchange of all such convertible or exchangeable securities), whether or not exercisable (or convertible or exchangeable) at such date, minus (ii) the aggregate amount payable pursuant to such right or warrant to purchase or acquire such maximum number of shares of Common Stock; provided, however, that in no event shall the Non-Dilutive Amount be less than zero. For purposes of the foregoing sentence, in the case of a security convertible into or exchangeable for shares of Common Stock, the amount payable pursuant to a right or warrant to purchase or acquire shares of Common Stock shall be the Fair Market Value of such security on the date of the issuance, sale or exchange of such security by the Company.

      "Pro Rata Repurchase" shall mean any purchase of shares of Common Stock by the Company or any subsidiary thereof, whether for cash, shares of capital stock of the Company, other securities of the Company, evidences of indebtedness of the Company or any other person or any other property (including shares of a subsidiary of the Company), or any combination thereof, effected while any of the shares of Series A Preferred Stock are outstanding, pursuant to any tender offer or exchange offer subject to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or any successor provision of law, or any similar provisions of any law or regulation applicable to companies having the same regulatory status as does the Bank, or pursuant to any other offer available to substantially all holders of Common Stock; provided, however, that no purchase of shares by the Company or any subsidiary thereof made in open market transactions shall be deemed a Pro Rata Repurchase. For purposes of this paragraph 9(G), shares shall be deemed to have been purchased by the Company or any subsidiary thereof "in open market transactions" if they have been purchased substantially in accordance with the requirements of Rule 10b-18 as in effect under the Exchange Act, on the date shares of Series A Preferred Stock are initially issued by the Company or on such other terms and conditions as the Board of Directors of the Company or a committee thereof shall have determined are reasonably designed to prevent such purchases from having a material effect on the trading market for the Common Stock.

      (H) If the Fair Market Value of a share of Common Stock for the period from July 8, 1989 through January 7, 1990 inclusive is less than $13.00 then the Conversion Price in effect on January 7, 1990 shall be further adjusted by multiplying the Conversion Price in effect on January 7, 1990 times the fraction the numerator of which is the Fair Market Value of a share of Common Stock for the period from July 8, 1989 through January 7, 1990 inclusive and the denominator of which is $13.00; provided, however, that in no event shall the numerator be less than $10.75. If the Conversion Price is otherwise adjusted at any time prior to the adjustment provided for in this paragraph 9(H), the amounts of $13.00 and $10.75 specified above shall also be adjusted immediately prior to calculating any adjustment pursuant to this paragraph 9(H) by multiplying each such amount times a fraction the numerator of which is the Conversion Price in effect as of the close of business on January 7, 1990 and the denominator of which is the initial Conversion Price set forth in paragraph 5(A) hereof. Any such adjustment pursuant to this paragraph 9(H) shall take effect as of January 8, 1990.

      (I) Whenever an adjustment to the Conversion Price of the Series A Preferred Stock is required pursuant to this Resolution, the Company shall forthwith place on file with the transfer agent for the Common Stock and the Series A Preferred Stock if there be one, and with the Secretary of the Company, a statement signed by two officers of the Company stating the adjusted Conversion Price determined as provided herein and the resulting conversion ratio of the Series A Preferred Stock. Such statement shall set forth in reasonable detail such facts as shall be necessary to show the reason and the manner of computing such adjustment, including any determination of Fair Market Value involved in such computation. Promptly after each adjustment to the Conversion Price of the Series A Preferred Stock, the Company shall mail a notice thereof and of the then prevailing conversion ratio to each holder of shares of the Series A Preferred Stock.

      Section 10. Ranking; Attributable Capital and Adequacy of Surplus; Retirement of Shares.

      (A) The Series A Preferred Stock shall rank senior to the Common Stock as to the payment of dividends and the distribution of assets on liquidation, dissolu-tion or winding up. The Series A Preferred Stock shall not rank junior to any other series of the Company's Preferred Stock as to the payment of dividends or the distribution of assets on liquidation, dissolution or winding up.

      (B) The capital of the Company allocable to the Series A Preferred Stock for purposes of the New York Banking Law (the "Banking Law") shall be $1.00 per share. In addition to any vote of stockholders required by law, the vote of the holders of a majority of the outstanding shares of Series A Preferred Stock shall be required to increase the par value of the Common Stock or otherwise increase the capital of the Company allocable to the Common Stock for the purpose of the Banking Law if, as a result thereof, the surplus of the Company for purposes of the Banking Law would be less than the amount of Preferred Dividends that would accrue on the then outstanding shares of Series A Preferred Stock during the following three years.

      (C) Any shares of Series A Preferred Stock acquired by the Company by reason of the conversion or redemption of such shares as provided by this Resolution, or otherwise so acquired, shall be cancelled, and the Company shall thereafter take such actions as may then be required by Section 5014 of the Banking Law of the State of New York to reflect the cancellation of such shares.

      Section 11. Miscellaneous.

      (A) All notices referred to herein shall be in writing, and all notices hereunder shall be deemed to have been given upon the earlier of receipt thereof or three (3) business days after the mailing thereof if sent by registered mail (unless first-class mail shall be specifically permitted for such notice under the terms of this Resolution) with postage prepaid, addressed: (i) if to the Company, to its office at One Penn Plaza, New York, New York 10119 (Attention:
Secretary) or to the transfer agent for the Series A Preferred Stock, or other agent of the Company designated as permitted by this Resolution or (ii) if to any holder of the Series A Preferred Stock or Common Stock, as the case may be, to such holder at the address of such holder as listed in the stock record books of the Company (which may include the records of any transfer agent for the Series A Preferred Stock or Common Stock, as the case may be) or (iii) to such other address as the Company or any such holder, as the case may be, shall have designated by notice similarly given.

      (B) The term "Common Stock" as used in this Resolution means the Company's Common Stock of $1.00 par value, as the same exists at the date of filing of a Certificate of Designations relating to Series A Preferred Stock, or any other class of stock resulting from successive changes or reclassifications of such Common

Stock consisting solely of changes in par value. In the event that, at any time as a result of an adjustment made pursuant to Section 9 of this Resolution, the holder of any share of the Series A Preferred Stock upon thereafter surrendering such shares for conversion shall become entitled to receive any shares or other securities of the Company other than shares of Common Stock, the Conversion Price in respect of such other shares or securities so receivable upon conversion of shares of Series A Preferred Stock shall thereafter be adjusted, and shall be subject to further adjustment from time to time, in a manner and on terms as nearly equivalent as practicable to the provisions with respect to Common Stock contained in Section 9 hereof, and the provisions of Sections 1 through 8 and 10 and 11 of this Resolution with respect to the Common Stock shall apply on like or similar terms to any such other shares or securities.

      (C) The Company shall pay any and all stock transfer and documentary stamp taxes that may be payable in respect of any issuance or delivery of shares of Series A Preferred Stock or shares of Common Stock or other securities issued on account of Series A Preferred Stock pursuant hereto or certificates representing such shares or securities. The Company shall not, however, be required to pay any such tax which may be payable in respect of any transfer involved in the issuance or delivery of shares of Series A Preferred Stock or Common Stock or other securities in a name other than that in which the shares of Series A Preferred Stock with respect to which such shares or other securities are issued or delivered were registered, or in respect of any payment to any person with respect to any such shares or securities other than a payment to the registered holder thereof, and shall not be required to make any such issuance, delivery or payment unless and until the person otherwise entitled to such issuance, delivery or payment has paid to the Company the amount of any such tax or has established, to the satisfaction of the Company, that such tax has been paid or is not payable.

      (D) In the event that a holder of shares of Series A Preferred Stock shall not by written notice designate the name in which shares of Common Stock to be issued upon conversion of such shares should be registered or to whom payment upon redemption of shares of Series A Preferred Stock should be made or the address to which the certificate or certificates representing such shares, or such payment, should be sent, the Company shall be entitled to register such shares, and make such payment, in the name of the holder of such Series A Preferred Stock as shown on the records of the Company and to send the certificate or certificates representing such shares, or such payment, to the address of such holder shown on the records of the Company.

      (E) Unless otherwise provided in the Organization Certificate, as amended, of the Company, all payments in the form of dividends, distributions on voluntary or involuntary dissolution, liquidation or winding-up or otherwise made upon the shares of Series A Preferred Stock and any other stock ranking on a parity with the Series A Preferred Stock with respect to such dividend or distribution shall be made pro rata, so that amounts paid per share on the Series A Preferred Stock and such other stock shall in all cases bear to each other the same ratio that the required dividends, distributions or payments, as the case may be, then payable per share on the shares of the Series A Preferred Stock and such other stock bear to each other.

      (F) The Company may appoint, and from time to time discharge and change, a transfer agent for the Series A Preferred Stock. Upon any such appointment or discharge of a transfer agent, the Company shall send notice thereof by first-class mail, postage prepaid, to each holder of record of Series A Preferred Stock.

      IN WITNESS WHEREOF, I have executed and subscribed this Certificate of Designations and do affirm the foregoing as true under the penalties of perjury this 13th day of February, 1989.

                                               /s/ Gerard C. Keegan
                                               --------------------------------
                                               Gerard C. Keegan
                                               President and
                                               Chief Operating Officer

ATTEST:

   /s/ Robert P. Carlson
--------------------------------
Name:  Robert P. Carlson
Title: Assistant Secretary

                            CERTIFICATE OF AMENDMENT

                                       OF

                      THE RESTATED ORGANIZATION CERTIFICATE

                                       OF

                        THE GREATER NEW YORK SAVINGS BANK

                      Under Section 8005 of the Banking Law

                        ---------------------------------

      We, Gerard C. Keegan, and Patrick J. Damanti, being the President and Chief Operating Officer and the Assistant Secretary, respectively, of The Greater New York Savings Bank, in accordance with Section 8005 of the Banking Law of the State of New York, DO HEREBY CERTIFY:

      FIRST, the name of the Corporation is THE GREATER NEW YORK SAVINGS BANK.

      SECOND, The Corporation was created by a Certificate of Incorporation filed by the Superintendent of Banks of the State of New York on February 14, 1916. On June 24, 1987, the Restated Organization Certificate of the Corporation providing for the conversion of the Corporation from mutual to stock form was filed with the Superintendent of Banks of the State of New York.

      THIRD, The Restated Organization Certificate of the Corporation was amended in accordance with Section 5002 of the Banking Law of the State of New York by the addition of the Certificate of Designations of Series A ESOP Convertible Preferred Stock, which states the number, designation, relative rights, preferences, and limitations of the Corporation's Series A ESOP Convertible Preferred Stock.

      FOURTH, the Restated Organization Certificate is hereby amended by the addition of the following provisions stating the number, designations, relative rights, preferences and limitations of a series of preferred stock of the Corporation, designated as Junior Partici-pating Preferred Stock, as fixed by resolution of the Board of Directors of the Corporation pursuant to the authority vested in it by the Restated Organization Certificate of the Corporation. Article III, SECTION 2, PART A of the Restated Organization Certificate of the Corporation is hereby amended by the addition of the following at the end thereof:

      (vii) Junior Participating Preferred Stock:

      Section 1. Designation and Amount. The shares of such series shall be designated as "Junior Participating Preferred Stock" and the number of shares constituting such series shall be one hundred fifty thousand (150,000).

      Section 2. Dividends and Distributions.

     (A) The holders of shares of Junior Participating Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the first day of March, June, September and December in each year (each such date being referred to herein as a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Junior Participating Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the greater of (a) $1.00 or (b) subject to the provision for adjustment hereinafter set forth, 100 times the aggregate per share amount of all cash dividends, and 100 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock, par value $1.00 per share, of the Corporation (the "Common Stock") since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Junior Participating Preferred Stock. In the event the Corporation shall at any time after June 14, 1990 (the "Rights Declaration Date") (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the amount to which holders of shares of Junior Participating Preferred Stock were entitled immediately prior to such event under clause (b) of the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

      (B) The Corporation shall declare a dividend or distribution on the Junior Participating Preferred Stock as provided in paragraph (A) above immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock); provided that, in the event no dividend or distribution shall have been declared on the Common Stock during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, a dividend of $1.00 per share on the Junior Participating Preferred Stock shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date.

      (C) Dividends shall begin to accrue and be cumulative on outstanding shares of Junior Participating Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares of Junior Participating Preferred Stock, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Junior Participating Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Junior Participating Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Junior Participating Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 30 days prior to the date fixed for the payment thereof.

      Section 3. Voting Rights. The holders of shares of Junior Participating Preferred Stock shall not by virtue of their ownership thereof be entitled to vote upon any matter except as otherwise provided herein or by applicable law.

      (A) (i) If at any time dividends on any Junior Participating Preferred Stock shall be in arrears in an amount equal to six (6) quarterly dividends thereon, the occurrence of such contingency shall mark the beginning of a period (herein called a "default period") which shall extend until such time when all accrued and unpaid dividends for all previous quarterly dividend periods and for the current quarterly dividend period on all shares of Junior Participating Preferred Stock then outstanding shall have been declared and paid or set apart for payment. During each default period, all holders of Preferred Stock (including holders of the Junior Participating Preferred Stock) with dividends in arrears in an amount equal to six (6) quarterly dividends thereon, voting as a class, irrespective of series, shall have the right to elect two (2) Directors.

      (ii) During any default period, such voting right of the holders of Junior Participating Preferred Stock may be exercised initially at a special meeting called pursuant to subparagraph (iii) of this Section 3(A) or at any annual meeting of stockholders, and thereafter at annual meetings of stockholders, provided that neither such voting right nor the right of the holders of any other series of Preferred Stock, if any, to increase, in certain cases, the authorized number of Directors shall be exercised unless the holders of ten percent (10%) in number of shares of Preferred Stock outstanding shall be present in person or by proxy. The absence of a quorum of the holders of Common Stock shall not affect the exercise by the holders of Preferred Stock of such voting right. At any meeting at which the holders of Preferred Stock shall exercise such voting right initially during an existing default period, they shall have the right, voting as a class, to elect Directors to fill such vacancies, if any, in the Board of Directors as may then exist up to two (2) Directors or, if such right is exercised at an annual meeting, to elect two (2) Directors. If the number which may be so elected at any special meeting does not amount to the required number, the holders of the Preferred Stock shall have the right to make such increase in the number of Directors as shall be necessary to permit the election by them of the required number. After the holders of the Preferred Stock shall have exercised their right to elect Directors in any default period and during the continuance of such period, the number of Directors shall not be increased or decreased except by vote of the holders of Preferred Stock as herein provided or pursuant to the rights of any equity securities ranking senior to or pari passu with the Junior Participating Preferred Stock.

      (iii) Unless the holders of Preferred Stock shall, during an existing default period, have previously exercised their right to elect Directors, the Board of Directors may order, or any stockholder or stockholders owning in the aggregate not less than ten percent (10%) of the total number of shares of Preferred Stock outstanding, irrespective of series, may request, the calling of a special meeting of the holders of Preferred Stock, which meeting shall thereupon be called by the President, a Vice-President or the Secretary of the Corporation. Notice of such meeting and of any annual meeting at which holders of Preferred Stock are entitled to vote pursuant to this paragraph (A)(iii) shall be given to each holder of record of Preferred Stock by mailing a copy of such notice to him at his last address as the same appears on the books of the Corporation. Such meeting shall be called for a time not earlier than 20 days and not later than 60 days after such order or request or in default of the calling of such meeting within 60 days after such order or request, such meeting may be called on similar notice by any stockholder or stockholders owning in the aggregate not less than ten percent (10%) of the total number of shares of Preferred Stock outstanding. Notwithstanding the provisions of this paragraph
(A)(iii), no such special meeting shall be called during the period within 60 days immediately preceding the date fixed for the next annual meeting of the stockholders.

      (iv) In any default period, the holders of Common Stock, and other classes of stock of the Corporation if applicable, shall continue to be entitled to elect the whole number of Directors until the holders of Preferred Stock shall have exercised their right to elect two (2) Directors voting as a class, after the exercise of which right (x) the Directors so elected by the holders of Preferred Stock shall continue in office until their successors shall have been elected by such holders or until the expiration of the default period, and (y) any vacancy in the Board of Directors may (except as provided in paragraph (A)(ii) of this Section 3) be filled by vote of a majority of the remaining Directors theretofore elected by the holders of the class of stock which elected the Director whose office shall have become vacant. References in this paragraph (A) to Directors elected by the holders of a particular class of stock shall include Directors elected by such Directors to fill vacancies as provided in clause (y) of the foregoing sentence.

      (v) Immediately upon the expiration of a default period, (x) the right of the holders of Preferred Stock as a class to elect Directors shall cease, (y) the term of any Directors elected by the holders of Preferred Stock as a class shall terminate, and (z) the number of Directors shall be such number as may be provided for in the certificate of incorporation or by-laws irrespective of any increase made pursuant to the provisions of paragraph (A)(ii) of this Section 3 (such number being subject, however, to change thereafter in any manner provided by law or in the certificate of incorporation or by-laws). Any vacancies in the Board of Directors effected by the provisions of clauses (y) and (z) in the preceding sentence may be filled by a majority of the remaining Directors.

      (B) Except as set forth herein, holders of Junior Participating Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

      Section 4. Certain Restrictions.

      (A) Whenever quarterly dividends or other dividends or distributions payable on the Junior Participating Preferred Stock as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Junior Participating Preferred Stock outstanding shall have been paid in full, the Corporation shall not

            (i) declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Junior Participating Preferred Stock;

            (ii) declare or pay dividends on or make any other distributions on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Junior Participating Preferred Stock, except dividends paid ratably on the Junior Participating Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

            (iii) redeem or purchase or otherwise acquire for consideration shares of any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Junior Participating Preferred Stock, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any stock of the Corporation ranking junior (either as to dividends or upon dissolution, liquidation or winding up) to the Junior Participating Preferred Stock; or

            (iv) purchase or otherwise acquire for consideration any shares of Junior Participating Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

      (B) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under paragraph (A) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

      Section 5. Reacquired Shares. Any shares of Junior Participating Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

      Section 6. Liquidation, Dissolution or Winding Up.

      (A) Upon any liquidation (voluntary or otherwise), dissolution or winding up of the Corporation, no distribution shall be made to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Junior Participating Preferred Stock unless, prior thereto, the holders of shares of Junior Participating Preferred Stock shall have received $100 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment (the "Liquidation Preference"). Following the payment of the full amount of the Liquidation Preference, no additional distributions shall be made to the holders of shares of Junior Participating Preferred Stock unless, prior thereto, the holders of shares of Common Stock shall have received an amount per share (the "Common Adjustment") equal to the quotient obtained by dividing (i) the Liquidation Preference by (ii) 100 (as appropriately adjusted as set forth in subparagraph C below to reflect such events as stock splits, stock dividends and recapitalizations with respect to the Common Stock) (such number in clause (ii), the "Adjustment Number"). Following the payment of the full amount of the Liquidation Preference and the Common Adjustment in respect of all outstanding shares of Junior Participating Preferred Stock and Common Stock, respectively, holders of Junior Participating Preferred Stock and holders of shares of

Common Stock shall receive their ratable and proportionate share of the remaining assets to be distributed in the ratio of the Adjustment Number to 1 with respect to such Preferred Stock and Common Stock, on a per share basis, respectively.

      (B) In the event, however, that there are not sufficient assets available to permit payment in full of the Liquidation Preference and the liquidation preferences of all other series of preferred stock, if any, which rank on a parity with the Junior Participating Preferred Stock, then such remaining assets shall be distributed ratably to the holders of such parity shares in proportion to their respective liquidation preferences. In the event, however, that there are not sufficient assets available to permit payment in full of the Common Adjustment, then such remaining assets shall be distributed ratably to the holders of Common Stock.

      (C) In the event the Corporation shall at any time after the Rights Declaration Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the Adjustment Number in effect immediately prior to such event shall be adjusted by multiplying such Adjustment Number by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

      Section 7. Consolidation, Merger, etc. In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of Junior Participating Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share (subject to the provision for adjustment hereinafter set forth) equal to 100 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Corporation shall at any time after the Rights Declaration Date (i) declare any dividend on Common Stock pay-able in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or
(iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Junior Participating Preferred Stock shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

      Section 8. No Redemption. The shares of Junior Participating Preferred Stock shall not be redeemable.

      Section 9. Ranking. The Junior Participating Preferred Stock shall rank junior to all other series of the Corporation's Preferred Stock as to the payment of dividends and the distribution of assets, unless the terms of any such series shall provide otherwise.

      Section 10. Amendment. The Restated Organization Certificate of the Corporation shall not be further amended in any manner which would materially alter or change the powers, preferences or special rights of the Junior Participating Preferred Stock so as to affect them adversely without the affirmative vote of the holders of a majority or more of the outstanding shares of Junior Participating Preferred Stock, voting separately as a class.

      Section 11. Fractional Shares. Junior Participating Preferred Stock may be issued in fractions of a share which shall entitle the holder, in proportion to such holders fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Junior Participating Preferred Stock.

      IN WITNESS WHEREOF, we have executed and subscribed this Certificate and do affirm the foregoing as true under the penalties of perjury this 14th day of June, 1990.

Attest:                                 THE GREATER NEW YORK SAVINGS BANK


By /s/ Charles H. Ahearn                By /s/ Gerard C. Keegan
---------------------------------       ----------------------------------------
Charles H. Ahearn                       Name: Gerard C. Keegan
Secretary                               Title: President and Chief
                                                  Operating Officer


                                        By /s/ Patrick J. Damanti
                                        ----------------------------------------
                                        Name: Patrick J. Damanti
                                        Title: Assistant Secretary

                            CERTIFICATE OF AMENDMENT
                                     OF THE
                        RESTATED ORGANIZATION CERTIFICATE
                                       OF
                        THE GREATER NEW YORK SAVINGS BANK

                      Under Section 8005 of the Banking Law

      We, Gerard C. Keegan and Robert P. Carlson, being the Chairman, President and Chief Executive Officer and the Senior Vice President, Counsel and Secretary, respectively, of The Greater New York Savings Bank (the "Corporation"), in accordance with Section 8005 of the Banking Law of the State of New York, do hereby certify as follows:

      FIRST, The name of the Corporation is THE GREATER NEW YORK SAVINGS BANK.

      SECOND, The Corporation was created by a Certificate of Incorporation filed by the Superintendent of Banks of the State of New York on February 14, 1916. On June 24, 1987, the Restated Organization Certificate of the Corporation providing for the conversion of the Corporation from mutual to stock form was filed with the Superintendent of Banks of the State of New York.

      THIRD, The Restated Organization Certificate of the Corporation was amended in accordance with Section 5002 of the Banking Law of the State of New York by the addition of the Certificate of Designations of Series A ESOP Convertible Preferred Stock, which stated the number, designation, relative rights, preferences, and limitations of the Corporation's Series A ESOP Convertible Preferred Stock.

      FOURTH, The Restated Organization Certificate of the Corporation was further amended in accordance with Section 5002 of the Banking Law of the State of New York by the Certificate of Amendment providing for a series of preferred stock of the Corporation designated as the Junior Participating Preferred Stock, which stated the number, designation, relative rights, preferences, and limitations of the Corporation's Junior Participating Preferred Stock.

      FIFTH, The Restated Organization Certificate of the Corporation is hereby amended in accordance with Section 5002 of the Banking Law of the State of New York by the addition of the Certificate of Designations of 12% Noncumulative Perpetual Preferred Stock, Series B, attached hereto as Exhibit A, which states the number, designation, relative rights, preferences, and limitations of the Corporation's 12% Noncumulative Perpetual Preferred Stock, Series B.

      SIXTH, This amendment was authorized by the majority vote of the entire Board of Directors of the Corporation as required by Section 5002 of the Banking Law of the State of New York and Article III, Section 2 of the Corporation's Restated Organization Certificate.

      IN WITNESS WHEREOF, the undersigned officers of the Corporation have made, signed and acknowledged this certificate, this 24th day of September, 1993.


                                        /s/ Gerard C. Keegan
                                        -------------------------------
                                             Gerard C. Keegan
                                             Chairman, President and
                                             Chief Executive Officer


                                        /s/ Robert P. Carlson
                                        -------------------------------
                                             Robert P. Carlson
                                             Senior Vice President,
                                             Counsel and Secretary

STATE OF NEW YORK   )
                    :  ss.:
COUNTY OF NEW YORK  )

      On the 24th day of September, 1993, before me personally appeared GERARD
C. KEEGAN, to me known, who being by me duly sworn, did depose and say that he is the Chairman, President and Chief Executive Officer of The Greater New York Savings Bank described in the Certificate of Amendment of the Restated Organization Certificate, that he executed the foregoing instrument, and he duly acknowledged to me that he executed the same.


/s/ John J. Donohue, Jr.
--------------------------
     Notary Public

(Seal)                                              JOHN J. DONOHUE, JR.
                                                Notary Public State of New York
                                                        No. 4871090
                                                  Qualified in Nassau County
                                              Commission Expires August 19, 1994

STATE OF NEW YORK   )
                    :  ss.:
COUNTY OF NEW YORK  )

      On the 24th day of September, 1993, before me personally appeared ROBERT
P. CARLSON, to me known, who being duly sworn, did depose and say that he is the Senior Vice President, Counsel and Secretary of The Greater New York Savings Bank described in the Certificate of Amendment of the Restated Organization Certificate, that he executed the foregoing instrument, and he duly acknowledged to me that he executed the same.


/s/ John J. Donohue, Jr.
--------------------------
     Notary Public

(Seal)                                              JOHN J. DONOHUE, JR.
                                                Notary Public State of New York
                                                        No. 4871090
                                                  Qualified in Nassau County
                                              Commission Expires August 19, 1994

                                                                       Exhibit A

                           CERTIFICATE OF DESIGNATIONS
                                       OF
                           12% NONCUMULATIVE PERPETUAL
                            PREFERRED STOCK, SERIES B

                                       of

                        THE GREATER NEW YORK SAVINGS BANK

                         Pursuant to Section 5002 of the
                      Banking Law of the State of New York

      I, GERARD C. KEEGAN, Chairman, President and Chief Executive Officer of THE GREATER NEW YORK SAVINGS BANK (the "Corporation"), a corporation organized and existing under the Banking Law of the State of New York (the "Banking Law"), in accordance with the provisions of Section 5002 thereof, DO HEREBY CERTIFY that, pursuant to the authority conferred upon the Board of Directors by the Restated Organization Certificate of the Corporation, as amended (the "Organization Certificate"), the Board of Directors authorized the series of preferred stock hereinafter provided for and established the powers thereof and has adopted the following resolution creating a series of two million (2,000,000) shares of preferred stock, par value $1.00 per share, designated as 12% Noncumulative Perpetual Preferred Stock, Series B:

      RESOLVED that, pursuant to the authority vested in the Board of Directors of the Corporation in accordance with the provisions of its Organization Certificate, a series of preferred stock of the Corporation be, and it hereby is, created, and that the designation and amount thereof and the powers, preferences and relative, participating, optional or other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof are as follows:

      Section 1. Designation and Amount.

      (A) The shares of this series of preferred stock shall be designated as 12% Noncumulative Perpetual Preferred Stock, Series B ("Series B Preferred Stock") and the number of shares constituting such series shall be two million (2,000,000) shares. Shares of Series B Preferred Stock shall have a par value of $1.00 per share.

      (B) The number of authorized shares of Series B Preferred Stock may be reduced from time to time, but not below the number of shares of Series B Preferred Stock then outstanding, by further resolution duly adopted by the Board of Directors. The number of authorized shares of Series B Preferred Stock shall not be increased. Fractional shares of Series B Preferred Stock, rounded to the nearest one-hundredth of a whole number, may be issued.

      Section 2. Ranking; Attributable Capital and Adequacy of Surplus.

      (A) With respect to dividend rights, the Series B Preferred Stock shall rank prior to common stock of all classes of the Corporation (collectively, the "Common Stock") and to all other classes and series of equity securities of the Corporation now or hereafter authorized, issued or outstanding other than Parity Dividend Stock and Senior Dividend Stock. Parity Dividend Stock shall mean any class or series of equity securities of the Corporation expressly designated as ranking, with respect to dividend rights, on a parity with the Series B Preferred Stock, and Senior Dividend Stock shall mean any class or series of equity securities of the Corporation expressly designated as ranking, with respect to dividend rights, as senior to the Series B Preferred Stock. Shares of the Corporation's Series A ESOP Convertible Preferred Stock (the "Series A Preferred Stock") are hereby designated as Senior Dividend Stock.

      (B) With respect to rights upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the Series B Preferred Stock shall rank prior to the Common Stock and to all other classes and series of equity securities of the Corporation now or hereafter authorized, issued or outstanding other than Parity Liquidation Stock and Senior Liquidation Stock. Parity Liquidation Stock shall mean any class or series of equity securities of the Corporation expressly designated as ranking, with respect to rights upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, on a parity with the Series B Preferred Stock, and Senior Liquidation Stock shall mean any class or series of equity securities of the Corporation expressly designated as ranking, with respect to rights upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, as senior to the Series B Preferred Stock. Shares of the Series A Preferred Stock are hereby designated as Parity Liquidation Stock.

      (C) To the extent not expressly prohibited by the Organization Certificate, the Series B Preferred Stock shall be subject to the creation of Parity Dividend Stock and Parity Liquidation Stock (collectively, "Parity Stock") and of Common Stock and all other classes and series of equity securities of the Corporation ranking junior to the Series B Preferred Stock with respect to dividend rights ("Junior Dividend Stock") or rights upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation ("Junior Liquidation Stock" and, collectively with Junior Dividend Stock, "Junior Stock"). Shares of the Corporation's Junior Participating Preferred Stock are hereby designated as Junior Dividend Stock and as Junior Liquidation Stock. No shares of Senior Dividend Stock or Senior Liquidation Stock shall be created without the consent of the holders of Series B Preferred Stock as provided in Section 6(C) hereof.

      (D) The capital of the Corporation allocable to the Series B Preferred Stock for purposes of the Banking Law shall be $1.00 per share. In addition to any vote of stockholders required by law, the vote of the holders of a majority of the outstanding shares of Series B Preferred Stock shall be required to increase the par value of the Common Stock or otherwise increase the capital of the Corporation allocable to the Common Stock for the purpose of the Banking Law if, as a result thereof, the surplus of the Corporation for purposes of the Banking Law would be less than the amount of dividends that would accrue on the then-outstanding shares of Series B Preferred Stock during the following three years.

      Section 3. Noncumulative Dividends; Priority.

      (A) (i) Subject to the restrictions and limitations on declaration and payment of dividends specified in Section 11, the holders of record of shares of Series B Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available therefor, noncumulative cash dividends at an annual rate of 12% of the $25.00 liquidation preference per share ($3.00 per share per annum), and no more. Dividends on the Series B preferred Stock shall be declared and paid in cash only. Such noncumulative cash dividends shall be declared and payable quarterly in arrears in the amount set forth in Sec-tion 3(A) (iii) on January 15, April 15, July 15 and October 15 of each year or, if such day is not a Business Day (as defined in Section 9), on the next Business Day (each such date, a "Dividend Payment Date"). The first Dividend Payment Date shall be January 18, 1994. Each declared dividend shall be payable to holders of record of the Series B Preferred Stock as they appear on the stock books of the Corporation (or of any transfer agent for the Series B Preferred Stock) at the close of business on such record dates, not more than fifty (50) calendar days nor less than ten (10) calendar days preceding the Dividend Payment Date therefor, as determined by the Board of Directors (each such date, a "Record Date"). The initial period for which dividends shall be paid (the "Initial Dividend Period") shall commence on the date of initial issuance of the Series B Preferred Stock and shall end on November 30, 1993. Thereafter, quarterly dividend periods (each, a "Dividend Period") shall commence on and include December 1, March 1, June 1 and September 1 of each year (each such date, a "Dividend Period Commencement Date") and shall end on and include the date next preceding the Dividend Period Commencement Date of the following Dividend Period.

      (ii) Dividends on the Series B Preferred Stock shall be noncumulative. If a dividend on the Series B Preferred Stock with respect to any Dividend Period (including the Initial Dividend Period) is not declared by the Board of Directors, the Corporation shall have no obligation at any time to pay a dividend on the Series B Preferred Stock with respect to such Dividend Period, whether or not dividends are declared payable with respect to any future Dividend Period. The holders of the Series B Preferred Stock shall not be entitled to any dividends in excess of the noncumulative dividends declared by the Board of Directors, as set forth in this paragraph (A).

      (iii) The amount of dividends payable on each share of Series B Preferred Stock for each full Dividend Period during which such share is outstanding shall be $0.75. The amount of dividends payable for the Initial Dividend Period and for any Dividend Period which is less than a full three (3) months shall be computed on the basis of a 360-day year composed of twelve (12) 30-day months and the actual number of days elapsed in the Initial Dividend Period or such Dividend Period.

      (iv) The Series B Preferred Stock shall not participate in dividends with the Common Stock.

      (v) The holders of the Series B Preferred Stock shall not be entitled to any interest, or any sum of money in lieu of interest, in respect of any dividend payment or payments on the Series B Preferred Stock declared by the Board of Directors which may be unpaid.

      (B)(i) No full dividends shall be declared or paid or set apart for payment on any Parity Dividend Stock for any Dividend Period unless full dividends have been or contemporaneously are declared and paid (or declared and a sum sufficient for the payment thereof set apart for such payment) on the Series B Preferred Stock for such Dividend Period. When dividends are not paid in full (or declared and a sum sufficient for such full payment is not so set apart) for any Dividend Period on the Series B Preferred Stock and any other Parity Dividend Stock, dividends declared on the Series B Preferred Stock and other Parity Dividend Stock shall only be declared pro rata, such that the amount of dividends declared per share on the Series B Preferred Stock and other Parity Dividend Stock shall bear to each other the same ratio that, at the time of such declaration, all accrued and payable but unpaid dividends for such Dividend Period per share on shares of the Series B Preferred Stock (which shall not include any accumulation in respect of unpaid dividends for prior Dividend Periods) and other Parity Dividend Stock bear to each other.

      (ii) The Corporation shall not (a) declare or (b) pay or set apart funds for any dividends or other distributions (other than in Common Stock or other Junior Stock) with respect to any Common Stock or other Junior Dividend Stock of the Corporation, or (c) (except by conversion into or exchange for Junior Stock) repurchase, redeem or otherwise acquire, or set apart funds for the repurchase, redemption or other acquisition of, any Common Stock or other Junior Stock through a sinking fund or otherwise, unless the Corporation shall have, in the case of clause (a) declared, or in the case of clauses (b) or (c) paid or set apart funds for the payment of, full dividends on the Series B Preferred Stock with respect to the same calendar quarter for which (x) the dividend or other distribution is being declared or paid, as the case may be, on the Common Stock or other Junior Stock or (y) the Common Stock or other Junior Stock is being repurchased, redeemed or otherwise acquired.

      (C) Any reference to "dividends" or "distributions" in this Section 3 shall not be deemed to include any distribution made in connection with any voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

      Section 4. Redemption at the Option of the Corporation.

      (A) (i) The shares of Series B Preferred Stock shall not be subject to mandatory redemption, and shall not be redeemable by the Corporation prior to October 1, 2003. On or after October 1, 2003, shares of Series B Preferred Stock may be redeemed by the Corporation, at its option, in whole or in part, at any time or from time to time, upon notice as provided in paragraph (B) of this
Section 4, by resolution of the Board of Directors, at the redemption prices set forth below in cash, plus, in each case, an amount in cash equal to all accrued and unpaid dividends thereon (whether or not declared) from the Dividend Period Commencement Date next preceding the date fixed for redemption (the "Redemption Date") to, but excluding, the Redemption Date (without accumulation of unpaid dividends for prior Dividend Periods):

    During the
Twelve-month Period                                    Redemption Price
Beginning October 1,                                       Per Share
--------------------                                   ----------------
2003 ............................................         $27.250
2004 ............................................          27.025
2005 ............................................          26.800
2006 ............................................          26.575
2007 ............................................          26.350
2008 ............................................          26.125
2009 ............................................          25.900
2010 ............................................          25.675
2011 ............................................          25.450
2012 ............................................          25.225
2013 and thereafter .............................          25.000

      (ii) The aggregate redemption price payable to each holder of record of Series B Preferred Stock to be redeemed shall be rounded to the nearest cent ($0.01).

      (B)(i) Notice of any redemption shall be given by first-class mail, postage prepaid, mailed at least twenty (20) days but not more than sixty (60) days prior to the Redemption Date to each holder of record of Series B Preferred Stock to be redeemed at such holder's address as the same shall appear on the stock books of the Corporation (or of any transfer agent for the Series B Preferred Stock). Each such notice shall set forth: (a) the Redemption Date;
(b) the redemption price; (c) the number of shares of Series B Preferred Stock to be redeemed and, if fewer than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (d) the place or places where cer-tificates for such shares are to be surrendered for payment of the redemption price; and (e) a statement that dividends on the shares of Series B Preferred Stock to be redeemed shall cease to accrue on the Redemption Date. Neither failure to mail such notice, nor any defect therein or in the mailing thereof, to any particular holder shall affect the sufficiency of the notice or the validity of the proceedings for redemption with respect to the other holders. Any notice which was mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the holder receives such notice.

      (ii) On or after the Redemption Date, each holder of shares of Series B Preferred Stock to be redeemed shall present and surrender the certificate or certificates for such shares to the Corporation at the place designated in the notice given to such holder, and thereupon the redemption price of such shares shall be paid to or on the order of the person whose name appears on such certificate or certificates as the owner thereof, and each surrendered certificate shall be cancelled. If fewer than all the shares represented by any such certificate are redeemed, a new certificate representing the unredeemed shares shall be issued to the holder of such shares.

      (iii) If such notice of redemption shall have been so mailed, and if, on or before the Redemption Date specified in such notice, all funds necessary for such redemption shall have been set aside by the Corporation, separate and apart from its other funds, in trust for the account of the holders of shares of Series B Preferred Stock to be redeemed (so as to be and continue to be available therefor), then, on and after the Redemption Date, notwithstanding that any certificates for shares of Series B Preferred Stock so called for redemption shall not have been surrendered for cancellation, the shares of Series B Preferred Stock so called for redemption shall be deemed to be no longer outstanding and the holders of such shares shall cease to be shareholders of the Corporation and shall have no voting or other rights with respect to such shares, except for the right to receive out of the funds so set aside in trust the amount payable on redemption thereof, without interest, upon surrender (and endorsement or assignment for transfer, if required by the Corporation) of their certificates.

      (iv) In the event that holders of shares of Series B Preferred Stock that have been redeemed shall not, within two (2) years (or any longer period required by law) after the Redemption Date, claim any amount deposited in trust with a bank or trust company for the redemption of such shares, such bank or trust company shall, upon demand by the Corporation and if permitted by applicable law, pay over to the Corporation any such unclaimed amount so deposited with it, and shall thereupon be relieved of all responsibility in respect thereof, and thereafter the holders of such shares shall, subject to applicable escheat laws, look only to the Corporation for payment of the redemption price thereof, but without interest from the Redemption Date. Any interest accrued on funds deposited in trust as aforesaid shall be paid to the Corporation from time to time.

      (C) If fewer than all the outstanding shares of Series B Preferred Stock are to be redeemed, the shares to be redeemed shall be selected pro rata or by lot or by such other method as the Board of Directors, in its sole discretion, determines to be equitable.

      (D) Shares of Series B Preferred Stock redeemed, purchased or otherwise acquired for value by the Corporation shall, after such redemption, purchase or acquisition, be retired and cancelled in accordance with the provisions of the Banking Law. All such shares shall upon their cancellation become authorized but unissued shares of preferred stock and may be reissued as part of a new series of preferred stock to be created by resolution or resolutions of the Board of Directors as permitted by law (other than as shares of Series B Preferred Stock).

      (E) The Series B Preferred Stock shall not be subject to the operation of any mandatory purchase, retirement or sinking fund.

      Section 5. Liquidation Preference.

      (A) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series B Preferred Stock shall be entitled to receive for each share thereof, out of the assets of the Corporation which are legally available for distribution to shareholders under applicable law, or the proceeds thereof, before any payment or distribution of such assets or proceeds shall be made to holders of shares of Common Stock or any other Junior Liquidation Stock, liquidating distributions in the amount of $25.00 per share, plus an amount per share equal to all accrued, undeclared and unpaid dividends thereon from the Dividend Period Commencement Date next preceding the date fixed for such liquidation, dissolution or winding up (the "Liquidation Date") to, but excluding, the Liquidation Date (without accumulation of unpaid dividends for prior Dividend Periods), and no more; provided, however, that the holders of shares of Series B Preferred Stock and any Parity Liquidation Stock shall be entitled to such liquidating distributions only after payment in full of liquidating distributions to holders of shares of any Senior Liquidation Stock. If the amounts available for distribution in respect of shares of Series B Preferred Stock and any Parity Liquidation Stock are not sufficient to satisfy the full liquidation rights of all the outstanding shares thereof, the holders of such outstanding shares of Series B Preferred Stock and such Parity Liquidation Stock shall share ratably in any such distribution of assets in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of shares of Series B Preferred Stock as such shall not be entitled to any further participation in any distribution of assets by the Corporation. All distributions made in respect of the Series B Preferred Stock in connection with such a liquidation, dissolution or winding up of the Corporation shall be made pro rata to the holders of the Series B Preferred Stock entitled thereto.

      (B) Neither the merger or consolidation of the Corporation with or into any other entity, nor the merger or consolidation of any other entity with or into the Corporation, nor the sale, transfer or lease of all or any portion of the assets of the Corporation, shall be deemed to be a liquidation, dissolution or winding up of the affairs of the Corporation for purposes of this Section 5.

      (C) Written notice of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, stating the payment date or dates when, and the place or places where, the amounts distributable to holders of Series B Preferred Stock in such circumstances shall be payable, shall be given by first-class mail, postage prepaid, mailed not less than twenty (20) days prior to any payment date stated therein, to each holder of record of Series B Preferred Stock, at such holder's address as the same shall appear on the stock books of the Corporation (or of any transfer agent for the Series B Preferred Stock).

      Section 6. Voting Rights.

      (A) Except as expressly provided in this Section 6, or as otherwise required by applicable law or regulation, the holders of shares of Series B Preferred Stock shall have no voting rights.

      (B) (i) The holders of shares of Series B Preferred Stock shall be entitled to exercise the voting rights provided for in this paragraph (B) of Section 6 (the "Election Right") upon the occurrence of a "Voting Event." It shall be a Voting Event if the Corporation shall have failed to make the payment of full dividends on the Series B Preferred Stock (or the declaration of such full dividends and the setting apart of a sum sufficient for payment thereof) with respect to each of any six (6) Dividend Periods (including the Initial Dividend Period), whether consecutive or not. A Voting Event shall be deemed to have occurred as of the Dividend Payment Date of the Dividend Period that is the sixth (6th) Dividend Period for which the payment of full dividends on the Series B Preferred Stock has not been made (or declared and set apart for payment).

      (ii) Upon the occurrence of a Voting Event, the maximum authorized number of directors of the Corporation, without further action, shall be increased by two (2). The holders of shares of Series B Preferred Stock and the holders of any other class or series of Parity Stock as to which the payment of dividends is in arrears and unpaid in an aggregate amount equal to or exceeding the amount of dividends payable for six (6) quarterly dividend periods (or if dividends are payable other than on a quarterly basis the number of dividend periods, whether or not consecutive, containing in the aggregate not less than five hundred forty
(540) calendar days) and upon which by its terms the same right to elect two (2) directors has been conferred and is exercisable ("Voting Parity Stock"), shall have the exclusive right, voting together as a single class, to elect the two
(2) additional directors at the Corporation's next annual meeting of shareholders or at a special meeting of shareholders as provided below and to reelect two (2) directors at each subsequent annual meeting of shareholders until the Election Right terminates as provided in subsection (iv) of this paragraph (B). At any time when the Election Right shall have so vested, the Corporation may, and upon the written request of the holders of record of not less than 20% of the total number of shares of the Series B Preferred Stock and such Voting Parity Stock then outstanding shall, call a special meeting of the holders of such shares to fill such newly-created directorships for the election of directors. In the case of such a written request, such special meeting shall be held within ninety (90) days after the delivery of such request and, in either case, at the place and upon the notice provided by law and in the by-laws of the Corporation, provided that the Corporation shall not be required to call such a special meeting if such request is received less than one hundred twenty
(120) days before the date fixed for the next succeeding annual meeting of shareholders of the Corporation, at which meeting such newly-created directorships shall be filled by the holders of such shares. If, prior to the end of the term of any director elected as aforesaid, a vacancy in the office of such director shall occur by reason of death, resignation, disability or disqualification, the remaining director elected as aforesaid shall appoint a successor to hold office for the unexpired term of such former director, and if both directors elected as aforesaid shall cease to serve as directors before their terms shall expire, the holders of Series B Preferred Stock and any Voting Parity Stock then outstanding may, at a meeting of such holders duly held, elect successors to hold office for the unexpired terms of such directors whose places shall be vacant. The election or appointment of any person as a director pursuant to this Section 6 shall be subject to compliance with any requirement for regulatory approval of (or non-objection to) such person's serving as a director.

      (iii) The majority of the holders of the Series B Preferred Stock and any Voting Parity Stock then outstanding, voting together as a single class, shall have the right at any time to remove without cause and replace any directors which such holders have elected or who have been appointed pursuant to this
Section 6.

      (iv) The Election Right of the holders of the Series B Preferred Stock and the term of the directors elected to the Board of Directors pursuant to a particular exercise of such Election Right shall continue until full dividends have been declared and paid for four (4) consecutive Dividend Periods following the vesting of such Election Right, at which time such Election Right and the term of such directors shall, without further action, terminate, subject to revesting of the Election Right upon the occurrence of a subsequent Voting Event; provided, however, that if, at the time of termination of the Election Right of the holders of the Series B Preferred Stock, there shall be outstanding any Voting Parity Stock having similar voting rights which remain in effect, the term of any directors elected by the holders of the Series B Preferred Stock and such Voting Parity Stock shall continue until such time as the voting right of the holders of such Voting Parity Stock shall terminate by its terms. Upon such termination the number of directors constituting the Board of Directors of the Corporation shall, without further action, be reduced by two (2), subject always to increase of the number of directors pursuant to the foregoing provisions in case of the revesting of the Election Right upon the occurrence of a subsequent Voting Event.

      (v) The directors elected pursuant to this Section 6 shall not become members of any of the three classes of directors otherwise required by Article IV, Section 2 of the

Organization Certificate. If the Organization Certificate, the Corporation's by-laws and applicable law were construed to require classification of such directors and as a result, or if for any other reason, the holders of the shares of Series B Preferred Stock and any Voting Parity Stock then outstanding are not able to elect the specified number of directors at the next annual meeting of shareholders in the manner described above, the Corporation shall use its best efforts to take all actions necessary to permit the full exercise of such voting rights (including, if necessary, taking action to increase the authorized number of directors standing for election at such next annual meeting of shareholders or seeking to amend, alter or change the Organization Certificate or by-laws of the Corporation).

      (C)(i) So long as any shares of Series B Preferred Stock are outstanding, the Corporation shall not, without the consent of the holders of at least 66-2/3% of the outstanding shares of Series B Preferred Stock, voting together as a single class, (a) amend, alter or repeal or otherwise change any provision of the Organization Certificate or this Certificate of Designations (including any such amendment, alteration, repeal or change effected by any merger or consolidation in which the Corporation is the surviving or resulting corporation) if such amendment, alteration, repeal or change would materially and adversely affect the rights, preferences, powers or privileges of the Series B Preferred Stock, or (b) authorize, create or issue or increase the authorized or issued amount of any class or series of Senior Dividend Stock or Senior Liquidation Stock or any warrants, options or other rights convertible into or exchangeable for any class or series of Senior Dividend Stock or Senior Liquidation Stock.

      (ii) The creation or issuance of Parity Stock or Junior Stock, or the distribution of assets upon a voluntary or involuntary liquidation, dissolution or winding up of the Corporation, or a merger, consolidation, reorganization or other business combination in which the Corporation is not the surviving or resulting corporation, or an amendment which substitutes the surviving or resulting corporation in a merger or consolidation for the Corporation or which increases the number of shares of preferred stock which the Corporation is authorized to issue, shall not be deemed to be a material and adverse change to the rights, preferences, powers or privileges of the Series B Preferred Stock requiring a vote of the holders of shares of Series B Preferred Stock pursuant to this paragraph (C).

      (iii) No vote of the Series B Preferred Stock shall be required if the Series B Preferred Stock is to be redeemed in whole on a Redemption Date occurring on or prior to the date of occurrence of any event otherwise requiring a class vote by the Series B Preferred Stock.

      (D) Except as provided by law or regulation or the provisions of the Organization Certificate, the presence at a meeting, in person or by proxy, of shareholders entitled to cast a majority of the shares of Series B Preferred Stock outstanding and entitled to vote on any matter shall constitute a quorum of such shareholders; provided, however, if any matter shall require a vote of holders of shares of Series B Preferred Stock and any Voting Parity Stock, voting together as a single class, the presence at a meeting, in person or proxy, of shareholders entitled to cast a majority of the shares of Series B Preferred Stock and such Voting Parity Stock which is outstanding and entitled to vote on any matter shall constitute a quorum of such shareholders. In connection with any matter on which holders of the Series B Preferred Stock are entitled to vote as one class or otherwise pursuant to law or regulation or the provisions of the Organization Certificate, each holder of Series B Preferred Stock shall be entitled to one vote for each share of Series B Preferred Stock held by such holder.

      Section 7. No Conversion, Preemptive or Subscription Rights.

      The holders of shares of Series B Preferred Stock shall not have any rights to convert such shares into shares of any other class or series of capital stock or into any other securities of, or any interest in, the Corporation. The Series B Preferred Stock is not entitled to any preemptive or subscription rights with respect to any securities of the Corporation.

      Section 8. No Other Rights.

      The shares of Series B Preferred Stock shall not have any powers, designations, preferences and relative, participating, optional and other special rights except as set forth herein or in any other provision of the Organization Certificate or as otherwise required by applicable law or regulation.

      Section 9. Business Day.

      For purposes hereof, the term "Business Day" shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in New York, New York are obligated or authorized by law or executive order to be closed.

      Section 10. Action by Committee of Board of Directors.

      To the extent permitted by applicable law, any action specified herein as being authorized or required to be taken by the Board of Directors may be taken by a duly authorized committee thereof.

      Section 11. Compliance with Applicable Law and Other Restrictions.

      Declaration by the Board of Directors and payment by the Corporation of dividends to the holders of the Series B Preferred Stock and the repurchase, redemption or other acquisition by the Corporation of shares of Series B Preferred Stock shall be subject in all respects to any restrictions and limitations placed on dividends, repurchases, redemptions or other distributions by the Corporation under (a) laws, rules, regulations and regulatory conditions or limitations applicable to or regarding the Corporation from time to time including, without limitation, Section 18(i) of the Federal Deposit Insurance Act and (b) orders, judgments, injunctions or decrees issued by, or agreements with, federal or state banking authorities with respect to the Corporation from time to time in effect.

      Section 12. Miscellaneous.

      (A) All notices referred to herein shall be in writing, and except as otherwise provided all notices hereunder shall be deemed to have been given upon the earlier of receipt thereof or three (3) Business Days after the mailing thereof if sent by registered mail (unless first-class mail shall be specifically permitted for such notice under the terms of this Certificate of Designations) with postage prepaid, addressed: (i) if to the Corporation, to its office at One Penn Plaza, New York, New York 10119 (Attention: Secretary) or to the transfer agent for the Series B Preferred Stock, if any, or other agent of the Corporation designated as permitted by this Certificate of Designations; or
(ii) if to any holder of the Series B Preferred Stock, to such holder at the address of such holder as listed in the stock books of the Corporation (which may include the records of any transfer agent for the Series B Preferred Stock); or (iii) to such other address as the Corporation or any such holder, as the case may be, shall have designated by notice similarly given.

      (B) In the event that a holder of shares of Series B Preferred Stock shall not by written notice designate to whom payment upon redemption of shares of Series B Preferred

Stock should be made or the address to which such payment should be sent, the Corporation shall be entitled to make such payment in the name of the holder of such Series B Preferred Stock as shown on the records of the Corporation and to send such payment to the address of such holder shown on the records of the Corporation.

      (C) Unless otherwise provided herein or in the Organization Certificate, all payments in the form of dividends, distributions on the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, or otherwise made upon the shares of Series B Preferred Stock and any Parity Stock shall be made pro rata, so that amounts paid per share on the Series B Preferred Stock and such Parity Stock shall in all cases bear to each other the same ratio that the required dividends, distributions or payments, as the case may be, then payable per share on the shares of the Series B Preferred Stock and such Parity Stock bear to each other.

      (D) The Corporation may appoint, and from time to time discharge and change, a transfer agent and registrar for the Series B Preferred Stock. Upon any such appointment, discharge or change of a transfer agent and registrar, the Corporation shall send notice thereof by first-class mail, postage prepaid, to each holder of record of Series B Preferred Stock.

      IN WITNESS WHEREOF, I have executed and subscribed this Certificate of Designations and do affirm the foregoing as true under the penalties of perjury this 24th day of September, 1993.


                                             /s/ Gerard C. Keegan
                                             ---------------------------------
                                             Gerard C. Keegan
                                             Chairman, President and
                                             Chief Executive Officer


ATTEST:


/s/ Robert P. Carlson
---------------------------------
Robert P. Carlson
Senior Vice President,
 Counsel and Secretary

                                                                       EXHIBIT B

                            CERTIFICATE OF AMENDMENT
                                     OF THE
                        RESTATED ORGANIZATION CERTIFICATE
                                       OF
                        THE GREATER NEW YORK SAVINGS BANK
                      UNDER SECTION 8005 OF THE BANKING LAW

      We, Gerard C. Keegan and Robert P. Carlson, being the Chairman, President and Chief Executive Officer, and the Secretary, respectively, of The Greater New York Savings Bank (the "Bank"), in accordance with Section 8005 of the Banking Law of the State of New York, do hereby certify as follows:

      FIRST, The name of the Corporation is THE GREATER NEW YORK SAVINGS BANK.

      SECOND, The Corporation was created by a Certificate of Incorporation filed by the Superintendent of Banks of the State of New York on February 14, 1916. On June 24, 1987, the Restated Organization Certificate of the Corporation providing for the conversion of the Corporation from mutual to stock form was filed [with] the Superintendent of Banks of the State of New York.

      THIRD, on February 13, 1989 the Corporation filed a Certificate of Amendment of the Restated Organization Certificate of the Corporation under
Section 8005 of the Banking Law of the State of New York, which amendment provided for the addition of the Certificate of Designations of Series A ESOP Convertible Preferred Stock, which states the number, designation, relative rights, preferences, and limitations of the Corporation's Series A ESOP Convertible Preferred Stock.

      FOURTH, on July 11, 1990 the Restated Organization Certificate of the Corporation was amended in accordance with Section 5002 of the Banking Law of the State of New York by the Certificate of Amendment providing for a series of preferred stock of the Corporation designated as the Junior Participating Preferred Stock, which stated the number, designation, relative rights, preferences, and limitations of the Corporation's Junior Participating Preferred Stock.

      FIFTH, on September 27, 1993 the Restated Organization Certificate of the Corporation was further amended in accordance with Section 5002 of the Banking Law of the State of New York by the addition of the Certificate of Designations of 12% Noncumulative Perpetual Preferred Stock, Series B, which stated the number, designation, relative rights, preferences, and limitations of the Corporation's 12% Noncumulative Perpetual Preferred Stock, Series B.

      SIXTH, The Restated Organization Certificate of the Corporation is hereby amended in accordance with Sections 5002 and 8001 of the Banking Law of the State of New York by an amendment, attached hereto as Annex A, to Section 7 of the Certificate of Designations of Series A ESOP Convertible Preferred Stock, which amendment changes the terms for conversion of shares of the Corporation's Series A ESOP Convertible Preferred Stock, par value $1.00 per share, into shares of the Corporation's common stock, par value $1.00 per share.

      SEVENTH, This amendment was authorized by the majority vote of the entire Board of Directors of the Corporation as required by Sections 5002 and 8003 of the Banking Law of the State of New York and Article III, Section 2 of the Corporation's Restated Organization Certificate.

      IN WITNESS WHEREOF, the undersigned officers of the Corporation have made, signed and acknowledged this certificate, this 11th day of July, l996.


                                        /s/ Gerard C. Keegan
                                        ---------------------------
                                        Gerard C. Keegan
                                        Chairman, President and
                                        Chief Executive Officer


                                        /s/ Robert P. Carlson
                                        ---------------------------
                                        Robert P. Carlson
                                        Secretary

STATE OF NEW YORK   )
                    ss.:
COUNTY OF NEW YORK  )

      On the 11th day of July, 1996, before me personally appeared GERARD C. KEEGAN, to me known, who is the Chairman, President and Chief Executive Officer of The Greater New York Savings Bank described in the Certificate of Amendment of the Restated Organization Certificate, that he executed the foregoing instrument, and he duly acknowledged to me that he executed the same.


/s/ Carol Ann Solferino
-------------------------------
    Notary Public

(seal)                              CAROL ANN SOLFERINO
                             NOTARY PUBLIC, State of New York
                                        No. 4979051
                                 Qualified in Nassau County
                            Commission Expires March 18, 1997


STATE OF NEW YORK   )
                    ss.:
COUNTY OF NEW YORK  )

      On the 11th day of July, 1996, before me personally appeared ROBERT P. CARLSON, to me known, who is the Secretary of The Greater New York Savings Bank described in the Certificate of Amendment of the Restated Organization Certificate, that he executed the foregoing instrument, and he duly acknowledged to me that he executed the same.


/s/ Carol Ann Solferino
-------------------------------
    Notary Public

(seal)                              CAROL ANN SOLFERINO
                             NOTARY PUBLIC, State of New York
                                        No. 4979051
                                 Qualified in Nassau County
                            Commission Expires March 18, 1997


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                                     Annex A

                            CERTIFICATE OF AMENDMENT
                                       TO
                           CERTIFICATE OF DESIGNATIONS
                                       OF
                    SERIES A ESOP CONVERTIBLE PREFERRED STOCK
                                       OF
                        THE GREATER NEW YORK SAVINGS BANK

                         Pursuant to Section 5002 of the
                      Banking Law of the State of New York

      I, Gerard C. Keegan, Chairman, President and Chief Executive Officer of The Greater New York Savings Bank (the "Corporation"), a corporation organized and existing under the Banking Law of the State of New York, in accordance with the provisions of Section 5002 thereof, DO HEREBY CERTIFY that, pursuant to the authority conferred upon the Board of Directors by the Organization Certificate of the Corporation, the Board of Directors authorized the amendment of Section 7 of the Certificate of Designations of Series A ESOP Convertible Preferred Stock (the "Certificate of Designations"):

      RESOLVED, that Section 7 of the Certificate of Designations previously filed with the Banking Department of the State of New York on February 13, 1989, pursuant to the authority vested in the Board of Directors of the Corporation






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in accordance with the provisions of its Restated Organization Certificate, is amended in its entirety as follows:

      Section 7. Special Conversion Rights.

      A holder of shares of Series A Preferred Stock shall be entitled to cause any or all of such shares to be converted into shares of Common Stock at a conversion rate equal to the quotient of (A) $13.00 per share of Series A Preferred Stock plus accumulated and unpaid dividends thereon to the date fixed for conversion, divided by (B) the Common Stock Market Value (as defined below), at any time and from time to time upon notice to the Company given not less than five (5) business days prior to the date fixed by the holder in such notice for such conversion, but only when and to the extent unavoidably necessary (i) for such holder to provide for distributions required to be made under, or to satisfy an investment election provided to participants in accordance with, The Greater New York Savings Bank Employee Stock Ownership Plan, effective as of January 1, 1989, as the same may be amended, or any successor plan (the "Plan") to participants in the Plan; (ii) for such holder to make payment of principal, interest or premium due and payable (whether as scheduled or upon acceleration) on any indebtedness incurred for the bene-


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fit of the Plan by the holder, the Plan or a trust under the Plan; or (iii) in the event the Plan is determined by the Internal Revenue Service not to be qualified within the meaning of Sections 401(a), the applicable provisions of 409, and 4975(e) (7) of the Internal Revenue Code of 1986, as amended; provided, however, that if the "fair market value" of a share of Series A Preferred Stock as of the most recent "Valuation Date" (as such terms are defined in Article I, Sections 1.18(b) and 1.39 of The Greater New York Savings Bank Employee Stock Ownership Plan, hereinafter referred to as the "Preferred Stock Fair Market Value") exceeds $13.00 at the time of any such conversion, then such shares of Series A Preferred Stock will be converted into shares of Common Stock at a conversion rate equal to the quotient of (A) the Preferred Stock Fair Market Value plus accumulated and unpaid dividends thereon to the date fixed for conversion, divided by (B) the Common Stock Market Value; provided further, however, that the Company may at its election substitute for any such conversion a cash payment per share of Series A Preferred Stock sought to be converted equal to the greater of (x) $13.00 and (y) the Preferred Stock Fair Market Value, plus, in either case, accumulated and unpaid dividends thereon, if it has received an


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opinion of counsel or advice of the staff of the Federal Deposit Insurance
Corporation ("FDIC") to the effect that the exercise of such election will not impair the treatment of the Series A Preferred Stock as permanent stockholders' equity for purposes of the FDIC's capital regulations.

      For the purposes of this Section 7, "Common Stock Market Value" shall mean the average of the last reported sales prices quoted on the Nasdaq National Market System (or, in case no sale occurs on a given day, the average of the reported closing bid and asked prices shall be substituted for the last reported sales price), regular way, of publicly traded shares of Common Stock over the five consecutive trading days immediately preceding the date of conversion.

      IN WITNESS WHEREOF, the undersigned has executed this certificate as of July 11, 1996.


                                                  /s/ Gerard C. Keegan
                                                  ------------------------------
                                                  Gerard C. Keegan
                                                  Chairman, President and
                                                  Chief Executive Officer


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                                     [LOGO]

                                STATE OF NEW YORK
                               BANKING DEPARTMENT
                                TWO RECTOR STREET
                               NEW YORK, NY 10006

October 11, 1996

Mr. Robert P. Carlson
Senior Vice President
  Counsel and Secretary
The Greater New York Savings Bank
One Penn Plaza
New York, NY 10119

Dear Mr. Carlson:

We are pleased to inform you that the Bank's application, dated September 13, 1996, for the Superintendent's approval to reclassify 227,922 canceled shares of the Bank's Series A Preferred Stock as authorized but unissued Series A Preferred Stock was approved today.

Very truly yours,


/s/ P. Vincent Conlon

P. Vincent Conlon
Deputy Superintendent of Banks



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

                                   THE BY-LAWS

                                     - OF -

                        THE GREATER NEW YORK SAVINGS BANK

(as amended   June 24, 1987,
              March 9, 1989,
              May 24, 1989,
              December 10, 1992,
              April 23, 1993,
              August 24, 1994,
              July 11, 1996,
              August 21, 1996 and
              February 27, 1997)





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                                TABLE OF CONTENTS

Section                                                                    Page
                                    ARTICLE I

                                     OFFICES

 .........................................................................     1

                                   ARTICLE II

                                  STOCKHOLDERS

Section 1.   Annual Meetings.............................................      1
Section 2.   Special Meetings............................................      1
Section 3.   Notice of Meetings..........................................      2
Section 4.   Waiver of Notice............................................      2
Section 5.   Fixing of Record Date.......................................      2
Section 6.   Quorum......................................................      3
Section 7.   Conduct of Meetings.........................................      3
Section 8.   Voting......................................................      3
Section 9.   Proxies.....................................................      4
Section 10.  Inspectors of Election......................................      4
Section 11.  Nominating Committee; Nominating Procedure..................      5
Section 12.  New Business................................................      6

                                   ARTICLE III

                                  CAPITAL STOCK

Section 1.   Certificates of Stock.......................................      7
Section 2.   Transfer Agent..............................................      7
Section 3.   Registration and Transfer of Shares.........................      8
Section 4.   Limitation on Transferability of Stock......................      8
Section 5.   Lost, Destroyed and Mutilated Certificates..................      8
Section 6.   Holder of Record............................................      9

                                       (i)




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Section                                                                     Page

                                   ARTICLE IV

                               BOARD OF DIRECTORS

Section 1.   Responsibilities; Number of Directors........................     9
Section 2.   Classification of Board......................................     9
Section 3.   Qualifications...............................................    10
Section 4.   Mandatory Retirement.........................................    10
Section 5.   Regular and Annual Meetings..................................    10
Section 6.   Special Meetings.............................................    10
Section 7.   Notice of Special Meetings; Waiver of Notice.................    10
Section 8.   Presence at Meetings by Conference Telephone.................    11
Section 9.   Quorum and Voting Requirements...............................    11
Section 10.  Compensation.................................................    11
Section 11.  Removal......................................................    12
Section 12.  Vacancies....................................................    12
Section 13.  Amendments Concerning Classification of the Board............    12

                                    ARTICLE V

                                   COMMITTEES

Section 1.  Standing Committees...........................................    12
Section 2.  Real Estate Committee.........................................    13
Section 3.  Investment Committee..........................................    13
Section 4.  Audit Committee...............................................    13
Section 5.  Compensation Committee........................................    14
Section 6.  Supervising Agency Reports Committee..........................    14
Section 7.  Benefits Committee............................................    14
Section 8.  Search Committee..............................................    15
Section 9.  CRA Committee.................................................    15
Section 10. Employment of Assistants for Certain Committees...............    15
Section 11. Ad Hoc Committees.............................................    15
Section 12. Meetings of Committees; Quorum................................    15
Section 13. Removal.......................................................    16

                                      (ii)





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Section                                                                     Page

                                   ARTICLE VI

                                    OFFICERS

Section 1.  Number........................................................    16
Section 2.  Term; Removal.................................................    16
Section 3.  Chairman and Chief Executive Officer..........................    16
Section 4.  President.....................................................    17
Section 5.  Group Presidents, Vice Presidents and Other Officers..........    17
Section 6.  Secretary.....................................................    18
Section 7.  Counsel.......................................................    18
Section 8.  Auditor.......................................................    18

                                   ARTICLE VII

                                    DIVIDENDS

            ..............................................................    19

                                  ARTICLE VIII

                                 INDEMNIFICATION

            ..............................................................    19

                                   ARTICLE IX

                                  MISCELLANEOUS

Section 1.  Corporate Seal................................................    20
Section 2.  Securities....................................................    20
Section 3.  Bank Accounts and Checks......................................    20
Section 4.  Bonds of Officers, Clerks and Employees.......................    20
Section 5.  Rules and Regulations.........................................    20
Section 6.  Officers' Authority...........................................    21

                                      (iii)




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Section                                                                    Page

                                    ARTICLE X

                              EMERGENCY MANAGEMENT

            ..............................................................    21

                                   ARTICLE XI

                                   AMENDMENTS

            ..............................................................    21


                                      (iv)





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                                     BY-LAWS

                                       OF

                        THE GREATER NEW YORK SAVINGS BANK

                                    ARTICLE I

                                     OFFICES

         The principal office of The Greater New York Savings Bank (the "Bank"), shall be located in the State of New York, in the Borough of Brooklyn, County of Kings. Subject to applicable banking laws and any required approvals of the Superintendent of Banks of the State of New York (the "Superintendent"), the Bank may also have other offices at such other places as the Board of Directors (the "Board") may from time to time designate or the business of the Bank may require.

                                   ARTICLE II

                                  STOCKHOLDERS

         Section 1. Annual Meetings. The annual meeting of the Bank for the election of directors and the transaction of any other business as may properly come before such meeting shall be held each year on a date to be fixed by the Board at such time and at such place in the City of New York as may be designated by the Board.

         Section 2. Special Meetings. Special meetings of the stockholders, for any purpose, may be called at any time by the Chairman, the President, or by resolution of at least three-fourths of the entire Board and shall be called by the Secretary upon the written request of the holders of record of three-fourths of all the outstanding voting stock of the Bank. Special meetings shall be held at such time and at such place as may be designated by the Board. At a special meeting, no business shall be transacted and no corporate action shall be taken other than that stated in the notice of meeting. Notwithstanding the foregoing, the holders of ten percent of the shares entitled to vote in an election of directors may, in the circumstances set forth in and subject to the

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provisions  of Section 6003 of the New York  Banking  Law,  demand the call of a special meeting for the election of directors.

         Section 3. Notice of Meetings. Written notice stating the place, day and hour of any meeting of stockholders and the purpose or purposes for which the meeting is called shall be delivered to each stockholder of record entitled to vote at such meeting, either personally or by mail not less than ten (10) nor more than fifty (50) days before the date of such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the U.S. mail, with postage thereon prepaid, addressed to the stockholder at his or her address as it appears on the stock transfer books or records of the Bank as of the record date prescribed in Section 5 of this Article II, or at such other address as the stockholder shall have furnished in writing to the Secretary. Notice of any special meeting shall indicate that the notice is being issued by or at the direction of the person or persons calling such meeting. When any meeting of stockholders, either annual or special, is adjourned to another time or place, no notice of the adjourned meeting must be given, other than an announcement at the meeting at which such adjournment is taken giving the time and place to which the meeting is adjourned. However, if after adjournment the Board fixes a new record date for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record on the new record date.

         Section 4. Waiver of Notice. Notice of meeting need not be given to any stockholder who submits a signed waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any stockholder at a meeting, in person or by proxy, without protesting prior to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice by such stockholder.

         Section 5. Fixing of Record Date. For the purpose of determining stockholders entitled to notice of and to vote at any meeting of stockholders or any adjournment thereof, or stockholders entitled to receive payment of any dividend or the allotment of any rights, or in order to make a determination of stockholders for any other proper purpose, the Board shall fix in advance a date as the record date for any such determination of stockholders. Such date in any case shall be not more than fifty (50) days and, in the case of a meeting of stockholders, not less than ten (10) days prior to

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the  date on  which  the  particular  action  requiring  such  determination  of stockholders is to be taken. When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this Section 5, such determination shall, unless otherwise provided by the Board, also apply to any adjournment thereof.

         Section 6. Quorum. The holders of a majority of the outstanding shares of the capital stock of the Bank issued and outstanding and entitled to vote thereat, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than a majority of such shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be represented, any business may be transacted which might have been transacted at the meeting as originally noticed. When a quorum is once present to organize a meeting, such quorum is not broken by the subsequent withdrawal of any stockholders.

         Section 7. Conduct of Meetings. The Chairman or, in his or her absence, the President or, if both the Chairman and the President are absent or otherwise unable to conduct any such meetings, such other person as shall be appointed by a majority of the Board shall serve as chairman at all meetings of the stockholders. The Secretary or, in his or her absence, such other person as the chairman of the meeting shall appoint, shall serve as secretary of the meeting. The chairman of the meeting shall conduct all meetings of the stockholders in accordance with the best interests of the Bank and shall have the authority and discretion to establish reasonable procedural rules for the conduct of such meetings. The chairman of the meeting shall also have the authority to adjourn the meeting from time to time and from place to place as he or she may deem necessary and in the best interests of the Bank.

         Section 8. Voting. Each stockholder entitled to vote at any meeting may vote either in person or by proxy. Each stockholder entitled to vote shall be entitled to one vote for each share of voting stock registered in his or her name on the transfer books or records of the Bank as of the record date prescribed in Section 5 of this Article II. Except for the election of directors or as otherwise provided by law, these By-Laws, or the Organization

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Certificate,  at all meetings of stockholders all matters shall be determined by a majority vote of the stockholders present in person or by proxy and entitled to vote thereat. Directors shall, except as otherwise required by law or the Organization Certificate, be elected by a plurality of the votes cast by each class of shares entitled to vote at a meeting of stockholders present in person or by proxy and entitled to vote in the election. At any meeting of the stockholders of the Bank, when ownership of a share of voting stock stands in the name of two or more persons or fiduciaries, in the absence of written directions to the Bank to the contrary, any one or more of such stockholders may cast, in person or by proxy, all votes to which such ownership is entitled. In the event an attempt is made to cast conflicting votes, in person or by proxy, by the several persons or fiduciaries in whose names shares of stock stand, the vote or votes to which those persons or fiduciaries are entitled shall be cast as directed by a majority of those holding such stock and present in person or by proxy at such meeting, but no votes shall be cast for such stock if a majority cannot agree.

         Section 9. Proxies. All proxies shall be in writing, signed by the stockholder or by his or her duly authorized attorney-in-fact, and shall be filed with the Secretary before being voted. No proxy shall be valid after eleven (11) months from the date of its execution unless otherwise provided in the proxy. The attendance at any meeting by a stockholder who shall have previously given a proxy applicable thereto shall not, as such, have the effect of revoking the proxy. The Bank may treat any duly executed proxy as not revoked and in full force and effect until it receives a duly executed instrument revoking it, or a duly executed proxy bearing a later date.

         Section 10. Inspectors of Election. In advance of any meeting of stockholders, the Board shall appoint one or more persons, other than officers, directors or nominees for office, as inspectors of election to act at such meeting or any adjournment thereof. Such appointment shall not be altered at the meeting. If inspectors of election are not so appointed, the chairman of the meeting shall make such appointment at the meeting. In case any person appointed as inspector fails to appear or fails or refuses to act, the vacancy may be filled by appointment by the Board in advance of the meeting or at the meeting by the chairman of the meeting.

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         Section 11. Nominating Committee; Nominating Procedure. The Board shall act as a nominating committee for selecting the nominees for election as directors. Except in the case of a nominee substituted as a result of the death or other incapacity of a nominee, the nominating committee shall deliver written nominations to the Secretary at least sixty (60) days prior to the date of the annual meeting. Provided such committee makes such nominations, no nominations for directors except those made by the nominating committee shall be voted upon at the annual meeting of stockholders unless other nominations by stockholders are made in accordance with the provisions of this Section 11. Nominations of individuals for election to the Board at an annual meeting of stockholders may be made by any stockholder of the Bank entitled to vote for the election of directors at such meeting who provides timely notice in writing to the Secretary as set forth in this Section 11. To be timely, a stockholder's notice shall be delivered to or received by the Secretary not later than November 30, 1987, in the case of individuals to be nominated at the first annual meeting of the Bank, and not less than ninety (90) calendar days nor more than one hundred and twenty
(120) calendar days prior to the anniversary date of the Bank's proxy statement released to stockholders in connection with the previous year's annual meeting of stockholders for all subsequent annual meetings. Such stockholder's notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director (i) the name, age, business address and residence address of such person, (ii) the principal occupation or employment of such person, (iii) such person's written consent to serve as a director, if elected, and (iv) such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Federal Deposit Insurance Corporation; and (b) as to stockholder giving the notice (i) the name and address of such stockholder, (ii) the class and number of shares of the Bank which are owned of record by such stockholder, and (iii) a description of all arrangements or understanding between the stockholder and nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder. At the request of the Board, any person nominated by the Board for election as a director shall furnish to the Secretary that information required to be set forth in a stockholder's notice of nomination which pertains to the nominee together with the required written consent. No person shall be elected as a director of the Bank unless nominated in

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accordance with the procedures set forth in this Section 11. Ballots bearing the names of all the persons nominated by the nominating committee and by stockholders shall be provided for use at the annual meeting.

         Section 12. New Business. Any new business to be taken up at the annual meeting at the request of the Chairman or the President shall be stated in writing and filed with the Secretary at least fifteen (15) days before the date of the annual meeting, and all business so stated, proposed and filed shall be considered at the annual meeting, but, except as provided in this Section 12, no other proposals shall be acted upon at the annual meeting. Any non-management proposal offered by a stockholder may be made at the annual meeting and the same may be discussed and considered, but unless properly brought before the meeting such proposal shall not be acted upon at the meeting. For a proposal to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary. To be timely, a stockholder's notice must be delivered to or received by the Secretary not later than November 30, 1987, in the case of any proposal to be brought before the first annual meeting of the Bank's stockholders, and not less than ninety (90) nor more than one hundred and twenty (120) days prior to the anniversary date of the Bank's proxy statement released to stockholders in connection with the previous year's annual meeting of stockholders for all subsequent annual meetings. A stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting (a) a brief description of the proposal desired to be brought before the annual meeting; (b) the name and address of the stockholder proposing such business; (c) the class and number of shares of the Bank which are owned of record by the stockholder; and (d) such other information regarding such proposal as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Federal Deposit Insurance Corporation. This proposal shall not prevent the consideration and approval or disapproval at the annual meetings of reports of officers, directors and committees of the Board or the management of the Bank, but in connection with such reports, no new business shall be acted upon at such annual meeting unless stated and filed as herein provided.

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                                   ARTICLE III

                                  CAPITAL STOCK

         Section 1. Certificates of Stock. Certificates of stock shall be in such form as shall be approved by the Board, provided that each certificate shall when issued state upon the fact thereof (a) that the Bank is a corporation organized under the laws of the State of New York; (b) the name of the person to whom the certificate is issued; (c) the number, class and series, if any, which the certificate represents; and (d) the par value of each share represented by the certificate, and further provided, that each certificate shall, when issued, state upon the back thereof the existence of any supermajority voting provisions in the Organization Certificate required to be noted on such certificate under
Section 6016 of the Banking Law. Each certificate shall further state that the Bank will furnish to any stockholder upon request and without charge a statement of the rights and preferences of shares of each class or series of stock, or shall set forth such statement on the certificate itself. The certificates shall be numbered in the order of their issue, and shall be signed by the Chairman, the President or any Vice President and the Secretary or any Assistant Secretary, and the seal of the Bank or a facsimile thereof shall be impressed, affixed or reproduced thereon. If the certificates are signed by a Transfer Agent acting on behalf of the Bank, or are registered by a Registrar, the signatures of the officers of the Bank may be facsimiles. In case any officer or officers who shall have signed any such certificate or certificates shall cease to be such officer or officers of the Bank, whether because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the Bank, such certificate or certificates may nevertheless be adopted by the Bank and be issued and delivered as though the person or persons who signed such certificate or certificates have not ceased to be such officer or officer of the Bank.

                  Section 2. Transfer Agent. The Board shall have power to appoint one or more Transfer Agents and Registrars for the transfer and registration of certificates of stock of any class, and may require that stock certificates shall be countersigned and registered by one or more of such Transfer Agents and Registrars.

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         Section 3. Registration and Transfer of Shares. The name of each person owning a share of the capital stock of the Bank shall be entered on the books of the Bank together with the number of shares held by him or her, the numbers of
the  certificates   covering  such  shares  and  the  dates  of  issue  of  such certificates. The shares of stock of the Bank shall be transferable on the books of the Bank by the holders thereof in person, or by their duly authorized
attorneys  or  legal   representatives,   on  surrender  and   cancellation   of
certificates for a like number of shares, accompanied by an assignment or power of transfer endorsed thereon or attached thereto, duly executed, with such proof of the authenticity of the signature as the Bank or its agents may reasonably require and with proper evidence of payment of all applicable transfer taxes. A record shall be made of each transfer.

         Section 4. Limitation on Transferability of Stock. Any shares of common stock issued pursuant to the conversion of the Bank from the mutual to the stock form or organization or distributed as a stock dividend, stock split, or otherwise with respect to any such stock, which shares are purchased or acquired (directly or indirectly), or otherwise beneficially owned by any trustee, director, or executive officer of this Bank shall be subject to the restriction that said shares will not be sold or otherwise disposed of for value for a period of one year from their purchase, acquisition or date of beneficial ownership except for any disposition of such shares following the death or judicial declaration of incompetency of such trustee, director or officer. Each certificate for such shares shall bear a legend giving appropriate notice of such restriction.

         Section 5. Lost, Destroyed and Mutilated Certificates. The holder of any shares of capital stock of the Bank shall immediately notify the Bank of any loss, theft, destruction or mutilation of the certificates therefor. The Bank may issue, or cause to be issued, a new certificate of stock in the place of any certificate theretofore issued by it alleged to have been lost, stolen or destroyed upon evidence satisfactory to the Bank of the loss, theft or destruction of the certificate, and in the case of mutilation, the surrender of the mutilated certificate. The Bank may, in its discretion, require the owner of a lost, stolen or destroyed certificate, or his or her legal representatives, to give the Bank a bond, in such sum not exceeding

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double  the  value of the stock and with  such  surety or  sureties  as they may require, to indemnify it against any claim that may be made against it by reason of the issue of such new certificate and against all other liability in the premises, or may refer such owner to such remedy or remedies as he or she may have under the laws of the State of New York.

         Section 6. Holder of Record. The Bank shall be entitled to treat the holder of record of any share or shares of stock of the Bank as the holder thereof in fact and shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by law.

                                   ARTICLE IV

                               BOARD OF DIRECTORS

         Section 1. Responsibilities; Number of Directors. The affairs of the Bank shall be managed and directed by a Board of Directors. The Board shall consist of not less than seven (7) nor more than thirty (30) directors. Within the foregoing limits, the number of directors shall be determined by resolution of the Board.

         Section 2. Classification of Board. Those persons who were trustees of the Bank as of the effective date of its conversion from the mutual to the stock form of organization shall continue as directors of the Bank. The Board shall be divided into three classes in respect of term of office, each class to contain, as nearly as may be practicable, one-third of the whole number of the board. The initial terms of the directors will be staggered so that directors of one class will be elected at each annual meeting of stockholders. The members of the first class shall serve until the first annual meeting of stockholders, the members of the second class shall serve until the annual meeting of stockholders held one year thereafter, and the members of the third class shall serve until the annual meeting of stockholders held two years thereafter; provided, however, that in each case directors shall continue to serve until their successors shall be elected and shall qualify. At each annual meeting of stockholders, one class of directors shall be elected to serve until the annual meeting of stockholders

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held three years next following and until their  successors shall be elected and shall qualify.

         Section 3. Qualifications.  Each director shall be at least twenty-five
(25) years of age and at least one-half of the directors shall be citizens of the United States. Not more than one-third of the total number of directors, but in no event more than five (5), may be officers or employees of the Bank.

         Section 4. Mandatory Retirement. No person who is seventy-five (75) years of age or more shall be eligible for election as a director. No person shall continue to serve as a director beyond the next annual meeting of stockholders of the Bank following such person's attainment of seventy-five (75) years of age.

         Section 5. Regular and Annual Meetings. An annual meeting for the election of officers shall be held, without notice other than these By-Laws, immediately after, and at the same place as the annual meeting of stockholders, or at such other time or place within fifteen (15) days after the annual meeting of the stockholders as the Board shall determine. Regular meetings of the Board shall be held, without notice other than these By-Laws, at least once each month on the second (2nd) Thursday of such month (or on the next following full business day if the date so selected shall fall on a legal holiday), at the principal administrative office of the Bank, at 10:30 a.m. or at such other dates, time or place as the Board shall determine.

         Section 6. Special Meetings. Special meetings of the Board, for any purpose, may be called at any time by or at the request of the Chairman or the President. Special meetings of the Board may also be convened upon the written request of at least a majority of the entire Board. The persons authorized to call special meetings of the Board may fix any place, within or without the Bank's regular business area, as the place for holding any special meeting of the Board called by such persons.

         Section 7. Notice of Special Meetings; Waiver of Notice. At least 24 hours notice of special meetings shall be given to each director if given in person or by telephone or telegraph. Three (3) days notice of special meetings is required if notice is given by mail. The object of the special meeting and

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the persons by whom the meeting has been  called,  if other than the Chairman or the President, shall be stated in the notice. Such notice shall be deemed to be given when deposited in the U.S. mail so addressed, with postage thereon prepaid if mailed, or when delivered to the telegraph company if sent by telegram.
Notice of a special meeting need not be given to any director who submits a signed waiver of notice to the Secretary, whether before or after the meeting. The attendance or participation of a director at a special meeting shall constitute a waiver of notice of such meeting, except where a director attends or participates in a special meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

         Section 8. Presence at Meetings by Conference Telephone. Any member of the Board or of any committee thereof may participate in a meeting of the Board or of such committee by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participation in a meeting by such means shall constitute presence at the meeting.

         Section 9. Quorum and Voting Requirements. A quorum at any meeting of the Board shall consist of a majority of the directors then in office or such greater number as shall be required by law. If less than a required quorum is present, the majority of those directors present may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be represented, any business may be transacted which might have been transacted at the meeting as originally notified. When a quorum is once present to organize a meeting, such quorum is not broken by the subsequent withdrawal of directors originally in attendance. Except as otherwise required by law or as otherwise provided herein or in the Organization Certificate, all matters shall be determined by a majority vote of those present at each meeting at which a quorum is present.

         Section 10. Compensation. From time to time, as the Board deems necessary, the Board shall fix the compensation of:

        (a) Directors for their service as such, for attendance at meetings of the Board and of committees thereof,

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              and for such other purposes as are permitted by law; and

         (b)  Executive officers of the Bank.

         Section 11. Removal. Notwithstanding any other provision of the Organization Certificate or these By-Laws, a director may be removed for cause at any time by the affirmative vote of two-thirds of the entire Board, or for cause by the affirmative vote of the holders of record of not less than eighty percent (80%) of the outstanding shares of capital stock of the Bank entitled to vote generally in the election of directors at a meeting of the stockholders called for that purpose.

         Section 12. Vacancies. All vacancies in the office of director not exceeding one-third of the entire Board, including vacancies created by newly created directorships resulting from an increase in the number of directors, may be filled by a vote of a majority of the directors then holding office at any regular or special meeting of the Board called for that purpose. Any director so elected by the Board shall serve until the next election of the class for which such director shall have been chosen and until his or her successor shall be elected and qualified. In the event that there are less than three (3)
vacancies,  the  Board,  in  its  discretion,  and  with  the  consent   of  the
Superintendent, may leave such directorships unfilled until the next annual election.

         Section 13. Amendments Concerning Classification of the Board. The number and classification of directors of the Bank may be altered only by a vote of two-thirds of the entire Board or by the affirmative vote of the holders of record of not less than eighty percent (80%) of the outstanding shares of capital stock of the Bank entitled to vote generally in the election of directors at a meeting of the stockholders called for that purpose.

                                    ARTICLE V

                                   COMMITTEES

         Section 1. Standing Committees. At the annual meeting or as soon thereafter as may be practicable, the Board, upon the recommendation of the Chairman, shall elect from their own number the members of the Supervising Agency Reports Committee, the

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Audit Committee, the Real Estate Committee, the Investment Committee, the Search
Committee, the Benefits Committee, the Compensation Committee and the CRA Committee. From time to time, the Chairman, with the approval of the Board, may appoint such other or special committees as may be deemed necessary or desirable. Except as otherwise provided in these By-Laws or the Banking Law, any director may serve on two or more committees. The members of each committee shall serve until the next succeeding annual meeting, or until their successor shall have been appointed as provided herein. In appointing committees, the Board shall seek to rotate members to encourage participation by all directors, but such rotation shall not be required. The Chairman, with the approval of the Board, may at any time appoint a director to fill any vacancy on any committee of the Board. The Chairman shall be chairman and a member of all committees, except the Audit Committee and the Compensation Committee.

         Section 2. Real Estate Committee. The Real Estate Committee reviews the Bank's non-performing and other problem assets and approves strategies for the resolution of these assets. In addition, the Committee reviews proposals for the modification of commercial real estate loans and oversees the real estate joint ventures and the disposition of real estate acquired by the Bank through foreclosure or similar proceedings or deeds taken in lieu thereof. The Committee reviews proposals for new loans in excess of limits determined by the Board. The Committee includes the Chairman and at least five other directors. This Committee meets monthly.

         Section 3. Investment Committee. The Investment Committee reviews security transactions, the current and prospective liquidity and interest rate sensitivity positions of the Bank, and changes to the composition of the investment portfolio. Additionally, the Investment Committee reviews and approves the Bank's investment policy and strategy. The Committee includes the Chairman and at least five other directors. This Committee meets monthly.

         Section  4.  Audit   Committee.   The  Audit  Committee  shall  be  the
examination committee specified in Section 254 of the New York State Banking Law. The Committee examines the records and

                                       13




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

affairs of the Bank once each year for the purpose of determining the financial condition of the Bank and delivers a report of each such examination to the Board of Directors and the Bank's regulatory authorities as prescribed by law. In addition, the Audit Committee receives and reviews quarterly reports from the Bank's Auditor and supervises the Auditor's activities. The Audit Committee consists of at least five directors, none of whom is an officer or a salaried employee of the Bank. The Committee may employ independent counsel. The Committee elects its own Chairman, and meets at least quarterly at his call.

         Section 5. Compensation Committee. The Compensation Committee reviews and recommends the cash compensation of each officer and employee of the Bank whose annual salary exceeds an amount specified by the Board. The Committee also approves the Annual Incentive Plans and reviews performance under such plans. In addition, the Committee administers the Bank's Long-Term Incentive Program and the Bank's 1996 Equity Incentive Plan and is responsible for granting stock options, stock appreciation rights and other awards under said plans. The Committee consists of at least three directors, none of whom is an officer or a salaried employee of the Bank. The Committee elects its own Chairman.

         Section 6. Supervising Agency Reports Committee. The Chairman refers to the Supervising Agency Reports Committee the reports, accompanying texts and official communications of the Superintendent of Banks of the State of New York (the "Superintendent"), the Federal Deposit Insurance Corporation (the "FDIC"), and any other supervising agency with respect to any examination of the Bank. The Supervising Agency Reports Committee examines and reviews such reports and makes such studies and investigations of the assets, affairs and management of the Bank as may be required or necessary to respond to such reports, and reports its findings and recommendations to the Board of Directors. The Supervising Agency Reports Committee consists of the Bank's Chairman, and at least four other directors.

         Section 7. Benefits Committee. The Benefits Committee administers the Bank's Pension Plan, Incentive Savings Plan, Directors Pension Plan and the Supplemental Executive Retirement Plan and carries out the provisions thereof. The Committee consists of the Bank's Chairman and at least three other non-salaried directors.

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

         Section 8. Search Committee. The Search Committee recruits, interviews and recommends to the Board candidates for directors, Chairman, President, and other senior officers of the Bank. The Committee consists of the Chairman and at least four other directors.

         Section 9. CRA Committee. The CRA Committee reviews the Bank's performance under the Community Reinvestment Act and the regulations issued thereunder. The Committee consists of the Chairman and at least three other directors.

         Section 10. Employment of Assistants for Certain Committees. The Supervising Agency Reports, Compensation. Audit and Search Committees may employ such experts and assistants and incur such reasonable expense as they deem necessary in making such reports, examinations or audits.

         Section 11. Ad Hoc Committees. Ad hoc committees may be established and directors may be appointed thereto by the Chairman at any time. Such committees, the members thereof and the activities thereof, shall be reported at the next meeting of the Board for approval and ratification.

         Section 12. Meetings of Committees; Quorum. The committees of the Board shall meet at the call of the Chairman whenever there shall be any business requiring the attention of any such committee, except that the Audit Committee and the Compensation Committee shall meet at the call of its chairman. Ad hoc committees shall meet at such time or times as may be required by the Chairman. Notice of an additional meeting need not be given to any director who submits a signed waiver of notice to the Secretary, whether before or after the meeting. The attendance or participation of a director at an additional meeting shall constitute a waiver of notice of such meeting, except where a director attends or participates at the additional meeting for the purposes of objecting to the transaction of any business because the meeting is not lawfully called or convened. A majority of the members of each committee shall constitute a quorum for the transaction of business. Each committee shall keep minutes of each meeting which shall be presented at the next regular meeting of the Board.

         Section 13. Removal. Unless otherwise specified herein, any member of any committee may be removed at any regular meeting of the Board by an affirmative vote of two-thirds of the entire Board.

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                                   ARTICLE VI

                                    OFFICERS

         Section 1. Number. The Board shall, immediately after and at the same place as the annual meeting of stockholders, or at such other time or place within fifteen (15) days after the annual meeting of stockholders as the Board shall determine, elect a Chairman and Chief Executive Officer and such other officers as the Board deems necessary. Any two or more offices may be held by the same person, except the offices of Chairman and Secretary or President and Secretary.

         The election of all officers shall be by a majority of the entire Board. If such election is not held at the meeting held annually for the election of officers, such officers may be so elected at any subsequent regular meeting or at a special meeting called for that purpose, in the same manner as above provided. Each person elected shall have the authority, bear such title and perform such duties as provided in these By-Laws and as the Board may prescribe from time to time. All officers elected or appointed by the Board shall hold office during the pleasure of the Board. Whenever a vacancy occurs among the officers, it may be filled at any regular or special meeting called for that purpose, in the same manner as above provided.

         Section 2. Term; Removal. Each officer shall serve until his or her successor is elected, the office is abolished, or he or she is removed. Any officer may be removed at any regular meeting of the Board with or without cause by an affirmative vote of a majority of the entire Board of Directors.

         Section 3. Chairman and Chief Executive Officer. The executive power of the Bank shall be vested in the Chairman and he or she shall be the Chief Executive Officer and head of the Bank, in general charge and supervision of its affairs and of the management and control thereof and of the conduct of its business. The Chairman shall have all powers and perform all duties incidental to his or her office. The decision of the Chairman in all matters shall be conclusive unless overruled or modified by the Board. The Chairman shall be the presiding officer at all meetings of the Board and of the committees thereof, except the Audit Committee and the Compensation Committee. He or she shall preside at all annual and special

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

meetings of the stockholders and any adjournments thereof. He or she may call special meetings of the Board or of the committees thereof as and when he or she may deem necessary or advisable and shall be a member of all committees, except the Audit Committee, the Compensation Committee and as otherwise may be provided by law. The Chairman shall sign and execute, by and in the name of the Bank, and affix the corporate seal to all documents and instruments of every name or nature, which are necessary or may be required in the course of the conduct of the business and affairs of the Bank, except as hereinafter provided. The Chairman shall exercise supervisory control and direction over all officers. He or she shall exercise control and disciplinary power, including discharge, over all officers and employees, including their absences from duty and their vacations; provided, however, that such power of discharge with respect to officers elected or appointed by the Board shall be subject to approval by the Board.

         Section 4. President. The President shall be the Chief Administrative Officer of the Bank and shall assist the Chairman in the management, direction and supervision of the business, operations and affairs of the Bank and generally perform such other duties as may be designated by the Chairman or the Board. In the absence or incapacity of the Chairman, or if there be no Chairman, the President shall perform all of the duties and exercise all of the powers of the Chairman in addition to those of the President.

         Section 5. Group Presidents, Vice President and Other Officers. There shall be such number of Group Presidents, Vice Presidents and other officers as may be determined by the Board. The Group Presidents, Vice Presidents and such other officers shall perform such duties and exercise such powers as may be designated by the Chairman or the Board. Such officers may be assigned priority in status and accorded such supplementary designations as may be determined by the Board.

         Section 6. Secretary. The Secretary shall attend all meetings of the Board and of the stockholders, shall record, or cause to be recorded, all votes and minutes of all proceedings in a book to be kept for that purpose, and shall perform like duties for the committees when required. The Secretary shall give, or cause to be given, notice of all meetings to stockholders and special meetings of the Board, as required by statute or by these

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

By-Laws. The Secretary shall keep or cause to be kept accurate and complete records of the ownership of shares of the Bank. The Secretary shall be the custodian of the seal of the Bank, if any, and shall affix it to any document requiring it when authorized by the Chairman or the Board to do so and, when so affixed, it may be attested by his or her signature. The Secretary shall also perform such other duties as are required by these By-Laws, as may be directed by the Chairman or the President or as the Board may from time to time prescribe.

         Section 7. Counsel. The Counsel shall be the attorney and counsel of the Bank and the legal advisor thereof, and of the directors, officers and committees. The Chairman, with the approval of the Board, may retain additional legal assistance when such retention appears prudent or desirable.

         Section 8. Auditor. The Auditor shall be primarily accountable at all times to the Audit Committee of the Board. The Auditor shall make regular examinations and audits of the accounts, records and transactions of the Bank, in conformity with the internal auditing program of the Bank, under the direction and supervision of the Audit Committee and he or she shall maintain records of such examinations and audits. The Auditor shall make such other examinations as may be required by the Chairman, the Audit Committee or the Board. All written reports of the Auditor shall be addressed to the officer responsible for the area audited, with copies to all members of the Audit Committee and with a copy, in the Auditor's discretion, or by direction of the Chairman of the Audit Committee, to the Chairman of the Bank.

         The Auditor shall meet at least quarterly with the Audit Committee and at other times upon the Auditor's request or the request of the Chairman of the Audit Committee, to report upon his or her audit and/or examinations and findings of the accounts, records and transactions of the Bank.

         The compensation of the Auditor shall be established and reviewed annually by the Audit Committee and approved by a majority of the entire Board.

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                                   ARTICLE VII

                                    DIVIDENDS

         The Board shall have the power, subject to the requirements of the Organization Certificate, the New York Banking Law and the regulations of the New York Banking Board, to declare and pay dividends out of surplus or net profits of the Bank except where there is any impairment of capital stock, and to pay such dividends to the stockholders, and to fix the date or dates for eligibility to receive such dividend and for the payment thereof.

                                  ARTICLE VIII

                                 INDEMNIFICATION

         The Bank shall indemnify to the full extent permitted by law, any person who is made, or threatened to be made, a party to any action or proceeding, whether civil or criminal, by reason of the fact that such person, or such person's testator or intestate, is or was a trustee, director, officer or employee of the Bank or one of the Bank's subsidiary corporations, or serves or served any other corporation, association, conference or group in any capacity at the request of the Bank and is or was a trustee, director, officer or employee of the Bank or one of the Bank's subsidiary corporations, against judgment, fines, amounts paid in settlement, and reasonable expenses, including attorney's fees, actually and necessarily incurred, which indemnification shall be in addition to and not exclusive of any other rights or remedies to which such person may be or become entitled.

         The Bank may, but shall not be obliged to, purchase and maintain insurance, to the full extent permitted by law, on behalf of any person who is or was a trustee, director, officer or employee of the Bank or is or was serving at the request of the Bank as a trustee, director, officer or employee of another corporation of any type or kind, domestic or foreign, against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Bank would have the power to indemnify him or her against such liability under the provisions of this section.

                                   ARTICLE IX

                                  MISCELLANEOUS

         Section 1. Corporate Seal. There shall be a Corporate Seal, to be kept in the Bank in the charge of the Secretary, to be used only by authority of the Chairman or the Board.

         Section 2. Securities. Access to the stocks, bonds and other securities of the Bank shall be had by such officers and other persons as shall be designated by resolution of the Board and under such restrictions or limitations as the Board shall from time to time impose.

         Section 3. Bank Accounts and Checks. All checks on the bank accounts maintained by the Bank must be signed by such officers and other persons as shall be designated by resolution of the Board, under such restrictions as the Board may from time to time impose.

         Section 4. Bonds of Officers, Clerks and Employees. Every director, officer, clerk and employee of the Bank shall be bonded for the honest and faithful discharge of his or her respective duties in such an amount as may be prescribed by the Board.

         Section 5. Rules and Regulations. The Board may adopt, post and make available to depositors rules and regulations not inconsistent with law for payment of deposits, and dividends or interest thereon, and generally for the transaction and management of the affairs of the Bank, and all such rules and regulations, from time to time in effect, and all amendments thereto, from time to time in effect, shall be binding upon all depositors. Such rules and regulations may include provisions for payment of dividends or interest without requiring production of the passbook, and for credit of dividends on deposits withdrawn before the close of a dividend period, and any other provisions relating to payment of deposits, and dividends and interest thereon, which the Board may be authorized by law to adopt in the By-Laws. Such rules and regulations shall be deemed a part of the By-Laws for such purposes.

         Section 6. Officers' Authority. Such officers of the Bank as may be designated by the Board shall have power to execute for and in the name of the Bank, with or without its corporate seal, all such documents as may be necessary or proper to be executed in and about the business of the Bank.

                                    ARTICLE X

                              EMERGENCY MANAGEMENT

         When  there  shall  occur or exist an acute  emergency  as  defined  in
Article 7, Chapter 1, Title 26 of the Unconsolidated Laws of the State of New York, as the same be amended, from time to time, the management and control of the Bank shall be conducted in conformance with said Article 7 as amended, any provisions of these By-Laws or resolution of the Board to the contrary notwithstanding.

                                   ARTICLE XI

                                   AMENDMENTS

         These By-Laws may be amended at any meeting of the Board by the vote of a majority of the entire Board; provided that any By-Law made by the Board may be altered, amended, rescinded, or repealed by the holders of shares of capital stock entitled to vote thereon at any annual meeting or at any special meeting called for that purpose; and provided further that the Board shall not have the authority to alter, amend, rescind, or repeal any By-Law which shall have been made from time to time by the holders of shares of capital stock entitled to vote thereon, unless otherwise provided by the holders of shares entitled to vote thereon. Notwithstanding the foregoing, any provision of these By-Laws which contains a supermajority voting requirement shall only be altered, amended, rescinded, or repealed by a vote of the Board or holders of capital stock entitled to vote thereon that is not less than the supermajority specified in such provision.

--------------------------------------------------------------------------------


                        THE GREATER NEW YORK SAVINGS BANK

                                       and

                       MANUFACTURERS HANOVER TRUST COMPANY

                                  Rights Agent

                           ---------------------------




                                Rights Agreement

                            Dated as of June 14, 1990

--------------------------------------------------------------------------------

                                Table of Contents


                                                                       Page

                                                                       -----
   Section 1.    Certain Definitions...................................  4

   Section 2.    Appointment of Rights Agent...........................  7

   Section 3.    Issue of Rights Certificates..........................  7

   Section 4.    Form of Rights Certificates...........................  9

   Section 5.    Countersignature and Registration..................... 10

   Section 6.    Transfer, Split Up, Combination and
                 Exchange of Rights Certificates,
                 Mutilated, Destroyed, Lost or Stolen

                 Rights Certificates................................... 11

   Section 7.    Exercise of Rights; Purchase Price;

                 Expiration Date of Rights............................. 12

   Section 8.    Cancellation and Destruction of Rights
                 Certificates.......................................... 15

   Section 9.    Reservation and Availability of Capital
                 Stock................................................. 15

   Section 10.   Preferred Stock Record Date........................... 17

   Section 11.   Adjustment of Purchase Price, Number and
                 Kind of Shares or Number of Rights.................... 18

   Section 12.   Certificate of Adjusted Purchase Price
                 or Number of Shares................................... 30

   Section 13.   Consolidation, Merger or Sale or

                 Transfer of Assets or Earning Power................... 30

   Section 14.   Fractional Rights and Fractional Shares............... 33

   Section 15.   Rights of Action...................................... 35

   Section 16.   Agreement of Rights Holders........................... 35

   Section 17.   Rights Certificate Holder Not Deemed a
                 Stockholder........................................... 36

   Section 18.   Concerning the Rights Agent........................... 36


                                                                       Page

                                                                       -----

   Section 19.    Merger or Consolidation or Change of
                  Name of Rights Agent................................. 37

   Section 20.    Duties of Rights Agent............................... 38

   Section 21.    Change of Rights Agent............................... 40

   Section 22.    Issuance of New Rights Certificates.................. 41

   Section 23.    Redemption and Termination........................... 42

   Section 24.    Exchange............................................. 43

   Section 25.    Notice of Certain Events............................. 44

   Section 26.    Notices.............................................. 45

   Section 27.    Supplements and Amendments........................... 46

   Section 28.    Successors........................................... 47

   Section 29.    Determinations and Actions by the Board
                  of Directors, etc.................................... 47

   Section 30.    Benefits of this Agreement........................... 47

   Section 31.    Severability......................................... 48

   Section 32.    Governing Law........................................ 48

   Section 33.    Counterparts......................................... 48

   Section 34.    Descriptive Headings................................. 48


Exhibit A --  Certificate of Designation, Preferences and
              Rights

Exhibit B --  Form of Rights Certificate

Exhibit C --  Form of Summary of Rights

                                       -3-


                                RIGHTS AGREEMENT

RIGHTS AGREEMENT, dated as of June 14, 1990 (the "Agreement"), between The Greater New York Savings Bank, a New York banking stock corporation (the "Company"), and Manufacturers Hanover Trust Company (the "Rights Agent").

                               W I T N E S S E T H

                  WHEREAS, on June 14, 1990 (the "Rights Dividend Declaration Date"), the Board of Directors of the Company authorized and declared a dividend distribution of one Right for each share of common stock, par value $1.00 per share, of the Company (the "Common Stock") outstanding at the close of business on June 25, 1990 (the "Record Date"), and has authorized the issuance of one Right (as such number may hereinafter be adjusted pursuant to the provisions of Section 11(p) hereof) for each share of Common Stock of the Company issued between the Record Date (whether originally issued or delivered from the Company's treasury) and the Distribution Date, each Right initially representing the right to purchase one one-hundredth of a share of Junior Participating Preferred Stock of the Company having the rights, powers and preferences set forth in the form of Certificate of Designation attached hereto as Exhibit A, upon the terms and subject to the conditions hereinafter set forth (the "Rights");

                  NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

                  Section 1. Certain Definitions. For purposes of this Agreement, the following terms have the meanings indicated:

                           (a)      "Acquiring Person" shall mean any Person
(other than any employee benefit plan of the Company or any subsidiary of the Company, or any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan) who constitutes an "Interested Shareholder" as defined in Section 912 of the New York Business Corporation Law (the "NYBCL"); provided, however, that for purposes of determining whether such Person is an "Acquiring Person," a Person engaged in business as an underwriter of securities shall not be deemed to be the "Beneficial Owner" of, or to "beneficially own," any securities acquired through such Person's participation in good faith in a firm commitment underwriting until the expiration of forty days after the date of such acquisition.

                           (b) "Affiliate" and "Associate" shall have the
respective meanings ascribed to such terms in Section 912 of the NYBCL.

                           (c) A Person shall be deemed the "Beneficial Owner"
of, and shall be deemed to "beneficially own," any securities if such Person constitutes with respect to such securities a "Beneficial Owner" as defined in
Section 912 of the NYBCL; provided, however, that for purposes of this Agreement, a Person engaged in business as an underwriter of securities shall not be deemed to be the "Beneficial Owner" of, or to "beneficially own," any securities acquired through such person's participation in good faith in a firm commitment underwriting until the expiration of forty days after the date of such acquisition.

                           (d) "Business Day" shall mean any day other than a
Saturday, Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

                           (e) "Close of business" on any given date shall mean
5:00 P.M., New York time, on such date; provided, however, that if such date is not a Business Day it shall mean 5:00 P.M., New York time, on the next succeeding Business Day.

                           (f) "Common Stock" shall mean the common stock, par
value $1.00 per share, of the Company, except that "Common Stock" when used with reference to any Person other than the Company shall mean the capital stock of such Person with the greatest voting power, or the equity securities or other equity interest having power to control or direct the management, of such Person.

                           (g) "Common stock equivalents" shall have the meaning
set forth in Section 11(a)(iii) hereof.

                           (h) "Current market price" shall have the meaning set
forth in Section 11(D)(i) hereof.

                           (i) "Current value" shall have the meaning set forth
in Section 11(a)(iii) hereof.

                           (j) "Distribution Date" shall have the meaning set
forth in Section 3(a) hereof.

                           (k) "Exchange Ratio" shall have the meaning set forth
in Section 24(a) hereof.

                           (l) "Expiration Date" shall have the meaning set
forth in Section 7(a) hereof.

                           (m) "Final Expiration Date" shall have the meaning
set forth in Section 7(a) hereof.

                           (n) "Person" shall mean any individual, firm,
corporation, partnership or any other entity.

                           (o) "Preferred Stock" shall mean shares of Junior
Participating Preferred Stock, $1.00 par value, of the Company, and, to the extent that there is not a sufficient number of shares of Junior Participating Preferred Stock authorized to permit the full exercise of the Rights, any other series of Preferred Stock, $1.00 par value, of the Company designated for such purpose containing terms substantially similar to the terms of the Junior Participating Preferred Stock.

                           (p) "Principal Party" shall have the meaning set
forth in Section 13(b) hereof.

                           (q) "Purchase Price" shall have the meaning set forth
in Section 4(a) hereof.

                           (r) "Redemption Price" shall have the meaning set
forth in Section 23(a) hereof.

                           (s) "Rights" shall have the meaning set forth in the
WHEREAS clause at the beginning of this Agreement.

                           (t) "Rights Certificates" shall have the meaning set
forth in Section 3(a) hereof.

                           (u) "Section 11(a)(ii) Event" shall mean the event
described in Section 11(a)(ii) hereof.

                           (v) "Section 11(a)(ii) Trigger Date" shall have the
meaning set forth in Section 11(a)(iii) hereof.

                           (w) "Section 13 Event" shall mean any event described
in clauses (x), (y) or (z) of Section 13(a) hereof.

                           (x) "Spread" shall have the meaning set forth in
Section 11(a)(iii) hereof.11

                           (y) "Stock Acquisition Date" shall mean the first
date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to
Section 13(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) by the Company or an Acquiring Person that an Acquiring Person has become such.

                           (z) "Subsidiary" shall mean, with reference to any
Person, any corporation of which an amount of voting securities sufficient to elect at least a majority of the directors of such corporation is beneficially owned, directly or indirectly, by such Person, or otherwise controlled by such Person.

                           (aa) "Substitution Period" shall have the meaning set
forth in Section 11(a)(iii) hereof.

                           (bb)  "Trading Day" shall have the meaning
set forth in Section 11(d)(i) hereof.

                           (cc) "Triggering Event" shall mean any Section
11(a)(ii) Event or Section 13 Event.

                  Section 2. Appointment of Rights Agent. The Company hereby appoints the Rights Agent to act as agent for the Company in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint such Co-Rights Agents as it may deem necessary or desirable.

                  Section 3.  Issue of Rights Certificates.

                           (a) Until the earlier of (i) the close of business on
the tenth day after the Stock Acquisition Date (or, if the tenth day after the Stock Acquisition Date occurs before the Record Date, the close of business on the Record Date), or (ii) the close of business on the tenth business day after the date that a tender offer or exchange offer by any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company, or any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan) is first published or sent or given within the meaning of Section 335.502(a) of the Rules and Regulations of the Federal Deposit Insurance Corporation ("FDIC") or any successor provision thereto, if upon consummation thereof, such Person would be the Beneficial Owner of 20% or more of the shares of Common Stock then outstanding, (the earlier of (i) and (ii) being herein referred to as the "Distribution Date"), (x) the Rights will be evidenced (subject to the provisions of paragraph (b) of this Section 3) by the certificates for the

Common Stock registered in the names of the holders of the Common Stock (which certificates for Common Stock shall be deemed also to be certificates for Rights) and not by separate certificates, and (y) the Rights will be transferable only in connection with the transfer of the underlying shares of Common Stock (including a transfer to the Company). As soon as practicable after the Distribution Date, the Rights Agent will, at the Company's expense, send by first-class, insured, postage prepaid mail, to each record holder of the Common Stock as of the close of business on the Distribution Date, at the address of such holder shown on the records of the Company, one or more right certificates, in substantially the form of Exhibit B hereto (the "Rights Certificates"), evidencing one Right for each share of Common Stock so held, subject to adjustment as provided herein. In the event that an adjustment in the number of Rights per share of Common Stock has been made pursuant to Section 11(p) hereof, at the time of distribution of the Right Certificates, the Company shall make the necessary and appropriate rounding adjustments (in accordance with Section 14(a) hereof) so that Rights Certificates representing only whole numbers of Rights are distributed and cash is paid in lieu of any fractional Rights. As of and after the Distribution Date, the Rights will be evidenced solely by such Rights Certificates.

                           (b) As promptly as practicable following the Record
Date, the Company will send a copy of a Summary of Rights, in substantially the form attached hereto as Exhibit C (the "Summary of Rights"), by first-class, postage prepaid mail, to each record holder of the Common Stock as of the close of business on the Record Date, at the address of such holder shown on the records of the Company. With respect to certificates for the Common Stock outstanding as of the Record Date, until the Distribution Date, the Rights will be evidenced by such certificates for the Common Stock and the registered holders of the Common Stock shall also be the registered holders of the associated Rights. Until the earlier of the Distribution Date or the Expiration Date (as such term is defined in Section 7 hereof), the transfer of any certificates representing shares of Common Stock in respect of which Rights have been issued shall also constitute the transfer of the Rights associated with such shares of Common Stock.

                           (c) Rights shall be issued in respect of all shares
of Common Stock which are issued (whether originally issued or from the Company's treasury) after the Record Date but prior to the earlier of the Distribution Date or the Expiration Date. Certificates representing such shares of

Common Stock shall also be deemed to be certificates for Rights, and shall bear the following legend:

                  This certificate also evidences and entitles the holder hereof to certain Rights as set forth in the Rights Agreement between The Greater New York Savings Bank (the "Company") and Manufacturers Hanover Trust Company (the "Rights Agent") dated as of June 14, 1990 (the "Rights Agreement"), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal offices of the Company. Under certain circumstances, as set forth in the Rights Agreement, such Rights will be evidenced by separate certificates and will no longer be evidenced by this certificate. The Company will mail to the holder of this certificate a copy of the Rights Agreement, as in effect on the date of mailing, without charge promptly after receipt of a written request therefor. Under certain circumstances set forth in the Rights Agreement, Rights issued to, or held by, any Person who is, was or becomes an Acquiring Person or any Affiliate or Associate thereof (as such terms are defined in the Rights Agreement), whether currently held by or on behalf of such Person or by any subsequent holder, may become null and void.

With respect to such certificates containing the foregoing legend, until the earlier of (i) the Distribution Date or (ii) the Expiration Date, the Rights associated with the Common Stock represented by such certificates shall be evidenced by such certificates alone and registered holders of Common Stock shall also be the registered holders of the associated Rights, and the transfer of any of such certificates shall also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

                  Section 4.  Form of Rights Certificates.

                           (a) The Rights Certificates (and the forms of
election to purchase and of assignment to be printed on the reverse thereof) shall each be substantially in the form set forth in Exhibit B hereto and may have such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any applicable law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange on which the Rights may from time to time be listed, or to conform to usage. Subject to the provisions of Section 11 and Section 22 hereof, the Rights Certificates, whenever distributed, shall be dated as of the Record Date and on their face shall entitle the holders thereof to purchase such number of one one-hundredths of a share of Preferred Stock as shall be set forth therein at the price set forth therein (such exercise price per one one-hundredth of a share, the "Purchase Price"), but the amount and type of securities, purchasable upon the exercise of each Right and the Purchase Price thereof shall be subject to adjustment as provided herein.

                           (b)      Any Rights Certificate issued pursuant
to Section 3(a) or Section 22 hereof that represents Rights beneficially owned by: (i) an Acquiring Person or any Associate or Affiliate of an Acquiring Person, (ii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee after such Acquiring Person becomes such, or
(iii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee prior to or concurrently with the Acquiring Person becoming such and receives such Rights pursuant to either (A) a transfer (whether or not for consideration) from the Acquiring Person to holders of equity interests in such Acquiring Person or to any Person with whom such Acquiring Person has any continuing agreement, arrangement or understanding regarding the transferred Rights or (B) a transfer which the Board of Directors of the Company has determined is part of a plan, arrangement or understanding which has as a primary purpose or effect the avoidance of Section 7(e) hereof, and any Rights Certificate issued pursuant to Section 6 or Section 11 hereof upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain (to the extent feasible) the following legend:

         The Rights represented by this Rights Certificate are or were beneficially owned by a Person who was or became an Acquiring Person or an Affiliate or Associate thereof (as such terms are defined in the Rights Agreement). Accordingly, this Rights Certificate and the Rights represented hereby may become null and void in the circumstances specified in Section 7(e) of such Agreement.

                  Section 5.  Countersignature and Registration.

                           (a) The Rights Certificates shall be executed on
behalf of the Company by its Chairman of the

Board, its President or any Vice President, either manually or by facsimile signature, and shall have affixed thereto the Company's seal or a facsimile thereof which shall be attested by the Secretary or an Assistant Secretary of the Company, either manually or by facsimile signature. The Rights Certificates shall be countersigned manually or by facsimile signature by the Rights Agent and shall not be valid for any purpose unless so countersigned. In case any officer of the Company who shall have signed any of the Rights Certificates shall cease to be such officer of the Company before countersignature by the Rights Agent and issuance and delivery by the Company, such Rights Certificates, nevertheless, may be countersigned by the Rights Agent and issued and delivered by the Company with the same force and effect as though the person who signed such Rights Certificates had not ceased to be such officer of the Company; and any Rights Certificates may be signed on behalf of the Company by any person who, at the actual date of the execution of such Rights Certificate, shall be a proper officer of the Company to sign such Rights Certificate, although at the date of the execution of this Rights Agreement any such person was not such an officer.

                           (b)      Following the Distribution Date, the
Rights Agent will keep or cause to be kept, at its shareholder services office or offices designated as the appropriate place for surrender of Rights Certificates upon exercise or transfer, books for registration and transfer of the Rights Certificates issued hereunder. Such books shall show the names and addresses of the respective holders of the Rights Certificates, the number of Rights evidenced on its face by each of the Rights Certificates and the date of each of the Rights Certificates.

                           Section 6. Transfer, Split Up, Combination and
Exchange of Rights Certificates, Mutilated, Destroyed, Lost or Stolen Rights Certificates.

                           (a) Subject to the provisions of Section 4(b),
Section 7(e), Section 14 and Section 24 hereof, at any time after the close of business on the Distribution Date, and at or prior to the close of business on the Expiration Date, any Rights Certificate or Certificates may be transferred, split up, combined or exchanged for another Rights Certificate or Certificates, entitling the registered holder to purchase a like number of one one-hundredths of a share of Preferred Stock (or, following a Triggering Event, Common Stock, other securities, cash or other assets, as the case may be) as the Rights Certificate or Certificates surrendered then entitled such holder (or former holder in the case of a transfer) to purchase. Any registered holder desiring to transfer, split up, combine or exchange any Rights Certificate or Certificates shall make such request in writing delivered to the Rights Agent, and shall surrender the Rights Certificate or Certificates to be transferred, split up, combined or exchanged at the principal office or offices of the Rights Agent designated for such purpose. Neither the Rights Agent nor the Company shall be obligated to take any action whatsoever with respect to the transfer of any such surrendered Rights Certificate until the registered holder shall have completed and signed the certificate contained in the form of assignment on the reverse side of such Rights Certificate and shall have provided such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) or Affiliates or Associates thereof as the Company shall reasonably request. Thereupon the Rights Agent shall, subject to Section 4(b), Section 7(e), Section 14 and Section 24 hereof, countersign and deliver to the Person entitled thereto a Rights Certificate or Rights Certificates, as the case may be, as so requested. The Company may require payment of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any transfer, split up, combination or exchange of Rights Certificates.

                           (b)      Upon receipt by the Company and the
Rights Agent of evidence reasonably satisfactory to them of the loss, theft, destruction or mutilation of a Rights Certificate, and, in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to them, and reimbursement to the Company and the Rights Agent of all reasonable expenses incidental thereto, and upon surrender to the Rights Agent and cancellation of the Rights Certificate if mutilated, the Company will execute and deliver a new Rights Certificate of like tenor to the Rights Agent for countersignature and delivery to the registered owner in lieu of the Rights Certificate so lost, stolen, destroyed or mutilated.

                  Section 7. Exercise of Rights; Purchase Price; Expiration Date of Rights.

                           (a) Subject to Section 7(e) hereof, the registered
holder of any Rights Certificate may exercise the Rights evidenced thereby (except as otherwise provided herein including, without limitation, the restrictions on exercisability set forth in Section 9(c), Section 11(a)(iii) and
Section 23(a) hereof) in whole or in part at any time after the Distribution Date upon surrender of the Rights Certificate, with the form of election to purchase and the certificate on the reverse side thereof duly executed, to the Rights Agent at the principal office or offices of the Rights Agent designated for such purpose, together with payment of the aggregate Purchase Price with respect to the total number of one one-hundredths of a share (or other securities, cash or other assets, as the case may be) as to which such surrendered Rights are then exercisable, at or prior to the earliest of (i) the close of business on June 25, 2000 (the "Final Expiration Date"), (ii) the time at which the Rights are redeemed as provided in Section 23 hereof (the earlier of (i) and (ii) being herein referred to as the "Expiration Date") or (iii) the time at which such Rights are exchanged as provided in Section 24 hereof.

                           (b) The Purchase Price for each one one- hundredth of
a share of Preferred Stock pursuant to the exercise of a Right shall initially be $24 and shall be subject to adjustment from time to time as provided in Sections 11 and 13(a) hereof and shall be payable in accordance with paragraph
(c) below.

                           (c) Upon receipt of a Rights Certificate representing
exercisable Rights, with the form of election to purchase and the certificate on the reverse side thereof duly executed, accompanied by payment, with respect to each Right so exercised, of the Purchase Price per one one-hundredth of a share of Preferred Stock (or other shares, securities, cash or other assets, as the case may be) to be purchased as set forth below and an amount equal to any applicable transfer tax, the Rights Agent shall, subject to Section 20(k) hereof, thereupon promptly (i) (A) requisition from any transfer agent of the shares of Preferred Stock (or make available, if the Rights Agent is the transfer agent for such shares) certificates for the total number of one one-hundredths of a share of Preferred Stock to be purchased and the Company hereby irrevocably authorizes its transfer agent to comply with all such requests, or (B) if the Company shall have elected to deposit the total number of shares of Preferred Stock issuable upon exercise of the Rights hereunder with a depositary agent, requisition from the depositary agent depositary receipts representing such number of one one-hundredths of a share of Preferred Stock as are to be purchased (in which case certificates for the shares of Preferred Stock represented by such receipts shall be deposited by the transfer agent with the depositary agent) and the Company will direct the depositary agent to comply with such request, (ii) requisition from the Company the amount of cash, if any, to be paid in lieu of fractional shares in accordance with Section 14 hereof,
(iii) after receipt of such certificates or depositary receipts, cause the same to be delivered to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder, and (iv) after receipt thereof, deliver such cash, if any, to or upon the order of the registered holder of such Rights Certificate. The payment of the Purchase Price (as such amount may be reduced pursuant to Section 11(a)(iii) hereof) shall be made by certified check, bank draft or money order payable to the order of the Company or the Rights Agent. In the event that the Company is obligated to issue other securities (including Common Stock) of the Company, pay cash and/or distribute other property pursuant to Section 11(a) hereof, the Company will make all arrangements necessary so that such other securities, cash and/or other property are available for distribution by the Rights Agent, if and when appropriate. The Company reserves the right to require prior to the occurrence of a Triggering Event that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock would be issued.

                           (d) In case the registered holder of any Rights
Certificate shall exercise less than all the Rights evidenced thereby, a new Rights Certificate evidencing Rights equivalent to the Rights remaining unexercised shall be issued by the Rights Agent and delivered to, or upon the order of, the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder, subject to the provisions of
Section 14 hereof.

                           (e) Notwithstanding anything in this Agreement to the
contrary, from and after the first occurrence of a Section 11(a)(ii) Event, any Rights beneficially owned by (i) an Acquiring Person or an Associate or Affiliate of an Acquiring Person, (ii) a direct or indirect transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee after the Acquiring Person becomes such, or (iii) a direct or indirect transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee prior to or concurrently with the Acquiring Person becoming such and receives such Rights pursuant to either (A) a transfer (whether or not for consideration) from the Acquiring Person to holders of equity interests in such Acquiring Person or to any Person with whom the Acquiring Person has any continuing agreement, arrangement or understanding regarding the transferred Rights or (B) a transfer which the Board of Directors of the Company has determined is part of a plan, arrangement or understanding which has as a primary purpose or effect the avoidance of this Section 7(e), shall become null and void without any further action and no holder of such Rights shall have any rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The Company shall use all reasonable efforts to insure that the provisions of this Section 7(e) and Section 4(b) hereof are complied with, but shall have no liability to any holder of Rights Certificates or other Person as a result of its failure to make any determinations with respect to an Acquiring Person or any of its Affiliates, Associates or transferees hereunder.

                           (f) Notwithstanding anything in this Agreement to the
contrary, neither the Rights Agent nor the Company shall be obligated to undertake any action with respect to a registered holder upon the occurrence of any purported exercise as set forth in this Section 7 unless (i) such registered holder shall have (A) completed and signed the certificate contained in the form of election to purchase set forth on the reverse side of the Rights Certificate surrendered for such exercise, and (B) provided such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) or Affiliates or Associates thereof as the Company shall reasonably request and (ii) all necessary regulatory or governmental approvals or consents required by the Company or any such registered holder, as the case may be, for the valid and legal exercise of such Rights and the issuance of any securities or distribution of other property upon such exercise shall have been obtained.

                  Section 8. Cancellation and Destruction of Rights Certificates. All Rights Certificates surrendered for the purpose of exercise, transfer, split up, combination or exchange shall, if surrendered to the Company or any of its agents, be delivered to the Rights Agent for cancellation or in cancelled form, or, if surrendered to the Rights Agent, shall be cancelled by it, and no Rights Certificates shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Agreement. The Company shall deliver to the Rights Agent for cancellation and retirement, and the Rights Agent shall so cancel and retire, any other Rights Certificate purchased or acquired by the Company otherwise than upon the exercise thereof. The Rights Agent shall deliver all cancelled Rights Certificates to the Company, or shall, at the written request of the Company, destroy such cancelled Rights Certificates, and in such case shall deliver a certificate of destruction thereof to the Company.

                  Section 9.  Reservation and Availability of Capital Stock.

                           (a) The Company covenants and agrees that it will
cause to be reserved and kept available out of its authorized and unissued shares of Preferred Stock (and, following the occurrence of a Triggering Event, out of its authorized and unissued shares of Common Stock and/or other securities or out of its authorized and issued shares held in its treasury), the number of shares of Preferred Stock (and, following the occurrence of a Triggering Event, Common Stock and/or other securities) that, as provided in this Agreement, including Section 11(a)(iii) hereof, will be sufficient to permit the exercise in full of all outstanding Rights.

                           (b) So long as the shares of Preferred Stock (and,
following the occurrence of a Triggering Event, Common Stock and/or other securities) issuable and deliverable upon the exercise of the Rights may be listed on any national securities exchange, the Company shall use its best efforts to cause, from and after such time as the Rights become exercisable, all shares reserved for such issuance to be listed on such exchange upon official notice of issuance upon such exercise.

                           (c) The Company shall use its best efforts to (i)
file, as soon as practicable following the first occurrence of a Section 11(a)(ii) Event, or, if applicable, as soon as practicable following the earliest date after the first occurrence of a Section 11(a)(ii) Event on which the consideration to be delivered by the Company upon exercise of the Rights has been determined in accordance with Section 11(a)(iii) hereof, a registration statement under the Securities Act of 1933 (the "Act"), with respect to the securities purchasable upon exercise of the Rights on an appropriate form, (ii) cause such registration statement to become effective as soon as practicable after such filing, and (iii) cause such registration statement to remain effective (with a prospectus at all times meeting the requirements of the Act) until the earlier of (A) the date as of which the Rights are no longer exercisable for such securities, and (B) the date of the expiration of the Rights. The Company will also take such action as may be appropriate under, or to ensure compliance with, the securities or "blue sky" laws of the various states in connection with the exercisability of the Rights. The Company may temporarily suspend, for a period of time not to exceed ninety (90) days after the date referred to in clause (i) of the first sentence of this Section 9(c), the exercisability of the Rights in order to prepare and file such registration statement and permit it to become effective. Upon any such suspension, the Company shall issue a public announcement stating that the exercisability of the Rights has been temporarily suspended, as well as a public announcement at such time as the suspension is no longer in effect. In addition, if the Company shall

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

determine that a registration statement is required following the Distribution Date, the Company may temporarily suspend the exercisability of the Rights until such time as a registration statement has been declared effective. Notwithstanding any provision of this Agreement to the contrary, the Rights shall not be exercisable in any jurisdiction if the requisite qualification in such Jurisdiction shall not have been obtained, the exercise thereof shall not be permitted under applicable law or a registration statement shall not have been declared effective.

                           (d) The Company covenants and agrees that it will
take all such action as may be necessary to ensure that all one one-hundredths of a share of Preferred Stock (and, following the occurrence of a Triggering Event, Common Stock and/or other securities) delivered upon exercise of Rights shall, at the time of delivery of the certificates for such shares (subject to payment of the Purchase Price), be duly and validly authorized and issued and fully paid and nonassessable.

                           (e) The Company further covenants and agrees that it
will pay when due and payable any and all federal and state transfer taxes and charges which may be payable in respect of the issuance or delivery of the Rights Certificates and of any certificates for a number of one one-hundredths of a share of Preferred Stock (or Common Stock and/or other securities, as the case may be) upon the exercise of Rights. The Company shall not, however, be required to pay any transfer tax which may be payable in respect of any transfer or delivery of Rights Certificates to a Person other than, or the issuance or delivery of a number of one one-hundredths of a share of Preferred Stock (or Common Stock and/or other securities, as the case may be) in respect of a name other than that of, the registered holder of the Rights Certificates evidencing Rights surrendered for exercise or to issue or deliver any certificates for a number of one one-hundredths of a share of Preferred Stock (or Common Stock and/or other securities, as the case may be) in a name other than that of the registered holder upon the exercise of any Rights until such tax shall have been paid (any such tax being payable by the holder of such Rights Certificate at the time of surrender) or until it has been established to the Company's satisfaction that no such tax is due.

                  Section 10. Preferred Stock Record Date. Each person in whose name any certificate for a number of one one-hundredths of a share of Preferred Stock (or Common Stock and/or other securities, as the case may be) is issued

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

upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of such fractional shares of Preferred Stock (or Common Stock and/or other securities, as the case may be) represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered and payment of the Purchase Price (and all applicable transfer taxes) was made; provided, however, that if the date of such surrender and payment is a date upon which the Preferred Stock (or Common Stock and/or other securities, as the case may be) transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such shares (fractional or otherwise) on, and such certificate shall be dated, the next succeeding Business Day on which the Preferred Stock (or Common Stock and/or other securities, as the case may be) transfer books of the Company are open. Prior to the exercise of the Rights evidenced thereby, the holder of a Rights Certificate shall not be entitled to any rights of a stockholder of the Company with respect to shares for which the Rights shall be exercisable, including, without limitation, the right to vote, to receive dividends or other distributions or to exercise any preemptive rights, and shall not be entitled to receive any notice of any proceedings of the Company, except as provided herein.

                  Section 11. Adjustment of Purchase Price, Number and Kind of Shares or Number of Rights. The Purchase Price, the number and kind of shares covered by each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 11.

                           (a)(i) In the event the Company shall at any time after the date of this Agreement (A) declare a dividend on the Preferred Stock payable in shares of Preferred Stock, (B) subdivide the outstanding Preferred Stock, (C) combine the outstanding Preferred Stock into a smaller number of shares, or (D) issue any shares of its capital stock in a reclassification of the Preferred Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing or surviving corporation), except as otherwise provided in this Section 11(a) and Section 7(e) hereof, the Purchase Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification, and the number and kind of shares of Preferred Stock or capital stock, as the case may be, issuable on such date, shall be proportionately

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

         adjusted so that the holder of any Right exercised after such time shall be entitled to receive, upon payment of the Purchase Price then in effect, the aggregate number and kind of shares of Preferred Stock or capital stock, as the case may be, which, if such Right had been exercised immediately prior to such date and at a time when the Preferred Stock transfer books of the Company were open, he would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification. If an event occurs which would require an adjustment under both this Section 11(a)(i) and Section 11(a)(ii) hereof, the adjustment provided for in thin Section 11(a)(i) shall be in addition to, and shall be made prior to, any adjustment required pursuant to Section 11(a)(ii) hereof.

                           (ii) Subject to Section 24 of this Agreement, in the event any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company, or any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan), alone or together with its Affiliates and Associates, shall, at any time after the Rights Dividend Declaration Date, become an Acquiring Person, unless the event causing such person to become an Acquiring Person (A) is a transaction set forth in Section 13(a) hereof, or (B) is an acquisition of shares of Common Stock pursuant to a tender offer or an exchange offer for all outstanding shares of Common Stock at a price and on terms determined by at least a majority of the members of the Board of Directors of the Company who are not officers of the Company and who are not representatives, nominees, Affiliates or Associates of an Acquiring Person, after receiving advice from one or more investment banking firms, to be (a) at a price which is fair to stockholders (taking into account all factors which the Board of Directors deems relevant including, without limitation, prices which could reasonably be achieved if the Company or its assets were sold on an orderly basis designed to realize maximum value) and (b) otherwise in the best interests of the Company and its stockholders, then, promptly following the first occurrence of a Section 11(a)(ii) Event, proper provision shall be made so that each holder of a Right (except as provided

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

         below and in Section 7(e) hereof) shall thereafter have the right to receive, upon exercise thereof at the then current Purchase Price in accordance with the terms of this Agreement, in lieu of a number of one one-hundredths of a share of Preferred Stock, such number of shares of Common Stock of the Company as shall equal the result obtained by (x) multiplying the then current Purchase Price by the then number of one one-hundredths of a share of Preferred Stock for which a Right was exercisable immediately prior to the first occurrence of a Section 11(a)(ii) Event, and (y) dividing that product (which, following such first occurrence, shall thereafter be referred to as the "Purchase Price" for each Right and for all purposes of this Agreement) by 50% of the lowest closing price (as determined pursuant to the second sentence of Section 11(d)(i) hereof) per share of Common Stock on any Trading Day (as defined in Section 11(d)(i) hereof) occurring within the twelve-month period immediately preceding the date of such first occurrence (such number of shares, the "Adjustment Shares").

                           (iii) In the event that the number of shares of Common Stock which is authorized by the Company's Organization Certificate but not outstanding or reserved for issuance for purposes other than upon exercise of the Rights is not sufficient to permit the exercise in full of the Rights in accordance with the foregoing subparagraph (ii) of this Section 11(a), the Company shall, to the extent permitted by applicable law and regulation, and provided that none of the following actions shall cause the Company to fail to meet applicable capital adequacy standards of any federal or state regulatory authority having jurisdiction over the capital adequacy of the Company: (A) determine the excess of (1) the value of the Adjustment Shares issuable upon the exercise of a Right (the "Current Value") over (2) the Purchase Price (such excess, the "Spread"), and
         (B) with respect to each Right, make adequate provision to substitute for the Adjustment Shares, upon payment of the applicable Purchase Price, (1) cash, (2) a reduction in the Purchase Price, (3) Common Stock or other equity securities of the Company (including, without limitation, shares, or units of shares, of preferred stock which the Board of Directors of the Company has deemed to have the

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

         same value as shares of Common Stock (such shares of preferred stock, "common stock equivalents")), (4) debt securities of the Company, (5) other assets, or (6) any combination of the foregoing, having an aggregate value equal to the Current Value, where such aggregate value has been determined by the Board of Directors of the Company based upon the advice of a recognized investment banking firm selected by the Board of Directors of the Company; provided, however, if the Company shall not have made adequate provision to deliver value pursuant to clause (B) above within thirty (30) days following the later of (x) the first occurrence of a Section 11(a)(ii) Event and (y) the date on which the Company's right of redemption pursuant to Section 23(a) expires (the later of (x) and (y) being referred to herein as the "Section 11(a)(ii) Trigger Date"), then the Company shall be obligated, subject to the proviso appearing immediately before clause (A) above, to deliver, upon the surrender for exercise of a Right and without requiring payment of the Purchase Price, shares of Common Stock (to the extent available) and then, if necessary, cash, which shares and/or cash have an aggregate value equal to the Spread. If the Board of Directors of the Company shall determine in good faith that it is likely that sufficient additional shares of Common Stock could be authorized for issuance upon exercise in full of the Rights, the thirty
         (30) day period set forth above may be extended to the extent necessary, but not more than ninety (90) days after the Section 11(a)(ii) Trigger Date, in order that the Company may seek shareholder approval for the authorization of such additional shares (such period, as it may be extended, the "Substitution Period"). To the extent that the Company determines that some action need be taken pursuant to the first and/or second sentences of this Section 11(a)(iii), the Company
         (x) shall provide, subject to Section 7(e) hereof, that such action shall apply uniformly to all outstanding Rights, and (y) may suspend the exercisability of the Rights until the expiration of the Substitution Period in order to seek any authorization of additional shares and/or to decide the appropriate form of distribution to be made pursuant to such first sentence and to determine the value thereof. In the event of any such suspension, the Company shall issue a public announcement stating that the

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

         exercisability of the Rights has been temporarily suspended, as well as a public announcement at such time as the suspension is no longer in effect. For purposes of this Section 11(a)(iii), the value of the Common Stock shall be the current market price (as determined pursuant to Section 11(d) hereof) per share of the Common Stock on the Section 11(a)(ii) Trigger Date and the value of any "common stock equivalent" shall be deemed to have the same value as the Common Stock on such date.

                           (b)      In case the Company shall fix a record
date for the issuance of rights, options or warrants to all holders of Preferred Stock entitling them to subscribe for or purchase (for a period expiring within forty-five (45) calendar days after such record,date) Preferred Stock (or shares having the same rights, privileges and preferences as the shares of Preferred Stock ("equivalent preferred stock")) or securities convertible into Preferred Stock or equivalent preferred stock at a price per share of Preferred Stock or per share of equivalent preferred stock (or having a conversion price per share, if a security convertible into Preferred Stock or equivalent preferred stock) less than the current market price (as determined pursuant to Section 11(d) hereof) per share of Preferred Stock on such record date, the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the number of shares of Preferred Stock outstanding on such record date, plus the number of shares of Preferred Stock which the aggregate offering price of the total number of shares of Preferred Stock and/or equivalent preferred stock so to be offered (and/or the aggregate initial conversion price of the convertible securities so to be offered) would purchase at such current market price, and the denominator of which shall be the number of shares of Preferred Stock outstanding on such record date, plus the number of additional shares of Preferred Stock and/or equivalent preferred stock to be offered for subscription or purchase (or into which the convertible securities so to be offered are initially convertible). In case such subscription price may be paid by delivery of consideration part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors of the Company, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights. Shares of Preferred Stock owned by or held for the account of the Company shall not be deemed outstanding for

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

the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, the Purchase Price shall be adjusted to be the Purchase Price which would then be in effect if such record date had not been fixed.

                           (c)      In case the Company shall fix a record
date for a distribution to all holders of Preferred Stock (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing corporation) of evidences of indebtedness, cash (other than a regular quarterly cash dividend out of the earnings or retained earnings of the Company), assets (other than a dividend payable in Preferred Stock, but including any dividend payable in stock other than Preferred Stock) or subscription rights or warrants (excluding those referred to in Section 11(b) hereof), the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the current market price (as determined pursuant to Section 11(d) hereof) per share of Preferred Stock on such record date, less the fair market value (as determined in good faith by the Board of Directors of the Company, whose determination shall be described in a statement filed with the Rights Agent) of the portion of the cash, assets or evidences of indebtedness so to be distributed or of such subscription rights or warrants applicable to a share of Preferred Stock and the denominator of which shall be such current market price (as determined pursuant to Section 11(d) hereof) per share of Preferred Stock. Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such distribution is not so made, the Purchase Price shall be adjusted to be the Purchase Price which would have been in effect if such record date had not been fixed.

                           (d)(i) For the purpose of any computation hereunder other than computations made pursuant to Section 11(a)(iii) hereof, the "current market price" per share of Common Stock on any date shall be deemed to be the average of the daily closing prices per share of such Common Stock for the thirty (30) consecutive Trading Days (as such term is hereinafter defined) immediately prior to such date, and for purposes of computations made pursuant to Section 11(a)(iii) hereof, the "current market price" per share of Common Stock on any date shall be deemed to be the average of the daily closing prices per share of

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

         such Common Stock for the ten (10) consecutive Trading Days immediately following such date; provided, however, that in the event that the current market price per share of the Common Stock is determined during a period following the announcement by the issuer of such Common Stock of (A) a dividend or distribution on such Common Stock payable in shares of such Common Stock or securities convertible into shares of such Common Stock (other than the Rights), or (B) any subdivision, combination or reclassification of such Common Stock, and the ex-dividend date for such dividend or distribution, or the record date for such subdivision, combination or reclassifica- tion shall not have occurred prior to the commencement of the requisite thirty (30) Trading Day or ten (10) Trading Day period, as set forth above, then, and in each such case, the "current market price" shall be properly adjusted to take into account ex-dividend trading. The closing price for each day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or, if the shares of Common Stock are not listed or admitted to trading on the New York Stock Exchange, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the shares of Common Stock are listed or admitted to trading or, if the shares of Common Stock are not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ") or such other system then in use, or, if on any such date the shares of Common Stock are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Common Stock selected by the Board of Directors of the Company. If on any such date no market maker is making a market in the Common Stock, the fair value of such shares on such date as determined in good faith by the Board of Directors of the Company shall be

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

         used. The term "Trading Day" shall mean a day on which the principal national securities exchange on which the shares of Common Stock are listed or admitted to trading is open for the transaction of business or, if the shares of Common Stock are not listed or admitted to trading on any national securities exchange, a Business Day. If the Common Stock is not publicly held or not so listed or traded, "current market price" per share shall mean the fair value per share as determined in good faith by the Board of Directors of the Company, whose determination shall be described in a statement filed with the Rights Agent and shall be conclusive for all purposes.

                  (ii) For the purpose of any computation hereunder, the "current market price" per share of Preferred Stock shall be determined in the same manner as set forth above for the Common Stock in clause
         (i) of this Section 11(d) (other than the last sentence thereof). If the current market price per share of Preferred Stock cannot be determined in the manner provided above or if the Preferred Stock is not publicly held or listed or traded in a manner described in clause
         (i) of this Section 11(d), the "current market price" per share of Preferred Stock shall be conclusively deemed to be an amount equal to 100 (as such number may be appropriately adjusted for such events as stock splits, stock dividends and recapitalizations with respect to the Common Stock occurring after the date of this Agreement) multiplied by the current market price per share of the Common Stock. If neither the Common Stock nor the Preferred Stock is publicly held or so listed or traded, "current market price" per share of the Preferred Stock shall mean the fair value per share as determined in good faith by the Board of Directors of the Company, whose determination shall be described in a statement filed with the Rights Agent and shall be conclusive for all purposes. For all purposes of this Agreement, the "current market price" of one one-hundredth of a share of Preferred Stock shall be equal to the "current market price" of one share of Preferred Stock divided by 100.

                           (e)      Anything herein to the contrary not-
withstanding, no adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least one percent (1%) in the Purchase Price;

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

provided, however, that any adjustments which by reason of this Section 11(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 11 shall be made to the nearest cent or to the nearest ten-thousandth of a share of Common Stock or other share or one-millionth of a share of Preferred Stock, as the case may be. Notwithstanding the first sentence of this Section 11(e), any adjustment required by this Section 11 shall be made no later than the earlier of (i) three
(3) years from the date of the transaction which mandates such adjustment, or
(ii) the Expiration Date.

                           (f) If as a result of an adjustment made pursuant to
Section 11(a)(ii) or Section 13(a) hereof, the holder of any Right thereafter exercised shall become entitled to receive any shares of capital stock other than Preferred Stock, thereafter the number of such other shares so receivable upon exercise of any Right and the Purchase Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Preferred Stock contained in Sections 11(a), (b), (c), (e), (g), (h), (i), (j), (k) and (m), and the
provisions of Sections 7, 9, 10, 13 and 14 hereof with respect to the Preferred Stock shall apply on like terms to any such other shares.

                           (g) All Rights originally issued by the Company
subsequent to any adjustment made to the Purchase Price hereunder shall evidence the right to purchase, at the adjusted Purchase Price, the number of one one-hundredths of a share of Preferred Stock purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

                           (h) Unless the Company shall have exercised its
election as provided in Section 11(i), upon each adjustment of the Purchase Price as a result of the calculations made in Sections 11(b) and (c), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Purchase Price, that number of one one-- hundredths of a share of Preferred Stock (calculated to the nearest one-millionth) obtained by (i) multiplying (x) the number of one one-hundredths of a share covered by a Right immediately prior to this adjustment, by (y) the Purchase Price in effect immediately prior to such adjustment of the Purchase Price, and (ii) dividing the product so obtained by the Purchase Price in effect immediately after such adjustment of the Purchase Price.

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

                           (i) The Company may elect on or after the date of any
adjustment of the Purchase Price to adjust the number of Rights, in lieu of any adjustment in the number of one one-hundredths of a share of Preferred Stock purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of one one-hundredths of a share of Preferred Stock for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest one-ten-thousandth) obtained by dividing the Purchase Price in effect immediately prior to adjustment of the Purchase Price by the Purchase Price in effect immediately after adjustment of the Purchase Price. The Company shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the Purchase Price is adjusted or any day thereafter, but, if the Rights Certificates have been issued, shall be at least ten (10) days later than the date of the public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Section 11(i), the Company shall, as promptly as practicable, cause to be distributed to holders of record of Rights Certificates on such record date Rights Certificates evidencing, subject to Section 14 hereof, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Company, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Company, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein (and may bear, at the option of the Company, the adjusted Purchase Price) and shall be registered in the names of the holders of record of Rights Certificates on the record date specified in the public announcement.

                           (j) Irrespective of any adjustment or change in the
Purchase Price or the number of one one-hundredths of a share of Preferred Stock issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Purchase Price per one one-hundredth of a share and the number of one one-hundredths of a share which were expressed in the initial Rights Certificates issued hereunder.

                           (k) Before taking any action that would cause an
adjustment reducing the Purchase Price below the then stated value, if any, of the number of one one-hundredths of a share of Preferred Stock issuable upon exercise of the Rights, the Company shall take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable such number of one one-hundredths of a share of Preferred Stock at such adjusted Purchase Price.

                           (l) In any case in which this Section 11 shall
require that an adjustment in the Purchase Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of one one-hundredths of a share of Preferred Stock and other capital stock or securities of the Company, if any, issuable upon such exercise over and above the number of one one-hundredths of a share of Preferred Stock and other capital stock or securities of the Company, if any, issuable upon such exercise on the basis of the Purchase Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional shares (fractional or otherwise) or securities upon the occurrence of the event requiring such adjustment.

                           (m) Anything in this Section 11 to the contrary
notwithstanding, the Company shall be entitled to make such reductions in the Purchase Price, in addition to those adjustments expressly required by this
Section 11, as and to the extent that in their good faith judgment the Board of Directors of the Company shall determine to be advisable in order that any (i) consolidation or subdivision of the Preferred Stock, (ii) issuance wholly for cash of any shares of Preferred Stock at less than the current market price,
(iii) issuance wholly for cash of shares of Preferred Stock or securities which by their terms are convertible into or exchangeable for shares of Preferred Stock, (iv) stock dividends or (v) issuance of rights, options or warrants referred to in this Section 11, hereafter made by the Company to holders of its Preferred Stock shall not be taxable to such stockholders.

                           (n) The Company covenants and agrees that it shall
not, at any time after the Distribution Date, (i) consolidate with any other Person (other than a Subsidiary of the Company in a transaction which complies with Section 11(o) hereof), (ii) merge with or into any other


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

Person (other than a Subsidiary of the Company in a transaction which complies with Section 11(o) hereof), or (iii) sell or transfer (or permit any Subsidiary to sell or transfer), in one transaction, or a series of related transactions, assets or earning power aggregating more than 50% of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to any other Person or Persons (other than the Company and/or any of its Subsidiaries in one or more transactions each of which complies with Section 11(o) hereof), if (x) at the time of or immediately after such consolidation, merger or sale there are any rights, options, warrants or other instruments or securities outstanding or agreements in effect which would substantially diminish or otherwise eliminate the benefits intended to be afforded by the Rights or (y) prior to, simultaneously with or immediately after such consolidation, merger or sale, the shareholders of the Person who constitutes, or would constitute, the "Principal Party" for purposes of Section 13(a) hereof shall have received a distribution of Rights previously owned by such Person or any of its Affiliates and Associates.

                           (o) The Company covenants and agrees that, after the
Distribution Date, it will not, except as permitted by Section 27 hereof, take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

                           (p) Anything in this Agreement to the contrary
notwithstanding, in the event that the Company shall at any time after the Rights Dividend Declaration Date and prior to the Distribution Date (i) declare a dividend on the outstanding shares of Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding shares of Common Stock, or (iii) combine the outstanding shares of Common Stock into a smaller number of shares, the number of Rights associated with each share of Common Stock then outstanding, or issued or delivered thereafter but prior to the Distribution Date, shall be proportionately adjusted so that the number of Rights thereafter associated with each share of Common Stock following any such event shall equal the result obtained by multiplying the number of Rights associated with each share of Common Stock immediately prior to such event by a fraction the numerator of which shall be the total number of shares of Common Stock outstanding immediately prior to the occurrence of the event and the denominator of which shall be the total number of shares of Common Stock outstanding immediately following the occurrence of such event.


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

                  Section 12. Certificate of Adjusted Purchase Price or Number of Shares. Whenever an adjustment is made as provided in Section 11 and Section 13 hereof, the Company shall (a) promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment, (b) promptly file with the Rights Agent, and with each transfer agent for the Preferred Stock and the Common Stock, a copy of such certificate, and (c) mail a brief summary thereof to each holder of a Rights Certificate (or, if prior to the Distribution Date, to each holder of a certificate representing shares of Common Stock) in accordance with Section 26 hereof. The Rights Agent shall be fully protected in relying on any such certificate and on any adjustment therein contained.,

                  Section 13. Consolidation, Merger or Sale or Transfer of Assets or Earning Power.

                           (a) In the event that, following the Stock
Acquisition Date, directly or indirectly, (x) the Company shall consolidate with, or merge with and into, any other Person (other than a Subsidiary of the Company in a transaction which complies with Section 11(o) hereof), and the Company shall not be the continuing or surviving corporation of such consolidation or merger, (y) any Person (other than a Subsidiary of the Company in a transaction which complies with Section 11(o) hereof) shall consolidate with, or merge with or into, the Company, and the Company shall be the continuing or surviving corporation of such consolidation or merger and, in connection with such consolidation or merger, all or part of the outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other Person or cash or any other property, or (z) the Company shall sell or otherwise transfer (or one or more of its Subsidiaries shall sell or otherwise transfer), in one transaction or a series of related transactions, assets or earning power aggregating more than 50% of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to any Person or Persons (other than the Company or any Subsidiary of the Company in one or more transactions each of which complies with Section 11(o) hereof), then, and in each such case (except as may be contemplated by Section 13(d) hereof), proper provision shall be made so that: (i) each holder of a Right, except as provided in Section 7(e) hereof, shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price in accordance with the terms of this Agreement, such number of validly authorized and issued, fully paid, non-assessable and freely tradeable shares of Common Stock of the Principal Party (as such term is hereinafter defined), not subject to any liens, encumbrances, rights of first refusal or other adverse claims, as shall be equal to the result obtained by (1) multiplying the then current Purchase Price by the number of one one-hundredths of a share of Preferred Stock for which a Right is exercisable immediately prior to the first occurrence of a Section 13 Event (or, if a Section 11(a)(ii) Event has occurred prior to the first occurrence of a
Section 13 Event, multiplying the number of such one one-hundredths of a share for which a Right was exercisable immediately prior to the first occurrence of a
Section 11(a)(ii) Event by the Purchase Price in effect immediately prior to such first occurrence), and dividing that product (which, following the first occurrence of a Section 13 Event, shall be referred to as the "Purchase Price" for each Right and for all purposes of this Agreement) by (2) 50% of the current market price (determined pursuant to Section 11(d)(i) hereof) per share of the Common Stock of such Principal Party on the date of consummation of such Section 13 Event; (ii) such Principal Party shall thereafter be liable for, and shall assume, by virtue of such Section 13 Event, all the obligations and duties of the Company pursuant to this Agreement; (iii) the term "Company' shall thereafter be deemed to refer to such Principal Party, it being specifically intended that the provisions of Section 11 hereof shall apply only to such Principal Party following the first occurrence of a Section 13 Event; (iv) such Principal Party shall take such steps (including, but not limited to, the reservation of a sufficient number of shares of its Common Stock) in connection with the consummation of any such transaction as may be necessary to assure that the provisions hereof shall thereafter be applicable, as nearly as reasonably may be, in relation to its shares of Common Stock thereafter deliverable upon the exercise of the Rights and (v) the provisions of Section 11(a)(ii) hereof shall be of no effect following the first occurrence of any Section 13 Event.

                           (b)      "Principal Party" shall mean (i) in the
case of any transaction described in clause (x) or (y) of the first sentence of
Section 13(a), the Person that is the issuer of any securities into which shares of Common Stock of the Company are converted in such merger or consolidation and if no securities are so issued, the Person that is the other party to such merger or consolidation and (ii) in the case of any transaction described in clause (z) of the first sentence of Section 13(a), the Person that is the party receiving the greatest portion of the assets or earning power transferred pursuant to such transaction or transactions; provided, however, that in any such case, (1) if the Common Stock of such Person is not at such time and has not been continuously over the preceding twelve (12) month period registered under Section 12 of the Exchange Act, and such Person is a direct or indirect Subsidiary of another Person the Common Stock of which is and has been so registered, "Principal Party" shall refer to such other Person; and (2) in case such Person is a Subsidiary, directly or indirectly, of more than one Person, the Common Stocks of two or more of which are and have been so registered, "Principal Party" shall refer to whichever of such Persons is the issuer of the Common Stock having the greatest aggregate market value.

                           (c) The Company shall not consummate any such
consolidation, merger, sale or transfer unless the Principal Party shall have a sufficient number of authorized shares of its Common Stock which have not been issued or reserved for issuance to permit the exercise in full of the Rights in accordance with this Section 13 and unless prior thereto the Company and such Principal Party shall have executed and delivered to the Rights Agent a supplemental agreement providing for the terms set forth in paragraphs (a) and
(b) of this Section 13 and further providing that, as soon as practicable after the date of any consolidation, merger or sale of assets mentioned in paragraph
(a) of this Section 13, the Principal Party will

                           (i) prepare and file a registration statement under the Act, with respect to the Rights and the securities purchasable upon exercise of the Rights on an appropriate form, and will use its best efforts to cause such registration statement to (A) become effective as soon as practicable after such filing and (B) remain effective (with a prospectus at all times meeting the requirements of the Act) until the Expiration Date; and

                           (ii) will deliver to holders of the Rights historical financial statements for the Principal Party and each of its Affiliates which comply in all respects with the requirements for registration on Form 10 under the Exchange Act.

The provisions of this Section 13 shall similarly apply to successive mergers or consolidations or sales or other transfers. In the event that a Section 13 Event shall occur at any time after the occurrence of a Section 11(a)(ii) Event, the Rights which have not theretofore been exercised shall thereafter become exercisable in the manner described in Section 13(a).


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

                           (d) Notwithstanding anything in this Agreement to the
contrary, Section 13 shall not be applicable to a transaction described in subparagraphs (x) and (y) of Section 13(a) if (i) such transaction is consummated with a Person or Persons who acquired shares of Common Stock pursuant to a tender offer or exchange offer for all outstanding shares of Common Stock at a price and on terms determined to be in accordance with the provisions of clause (B) of Section 11(a)(ii) hereof (or a wholly owned subsidiary of any such Person or Persons), (ii) the price per share of Common Stock offered in such transaction is not less than the price per share of Common Stock paid to all holders of shares of Common Stock whose shares were purchased pursuant to such tender offer or exchange offer and (iii) the form of consideration being offered to the remaining holders of shares of Common Stock pursuant to such transaction is the same as the form of consideration paid pursuant to such tender offer or exchange offer. Upon consummation of any such transaction contemplated by this Section 13(d), all Rights hereunder shall expire.

                  Section 14.  Fractional Rights and Fractional Shares.

                           (a) The Company shall not be required to issue
fractions of Rights, except prior to the Distribution Date as provided in
Section 11(p) hereof, or to distribute Rights Certificates which evidence fractional Rights. In lieu of such fractional Rights, there shall be paid to the registered holders of the Rights Certificates with regard to which such fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the current market value of a whole Right. For purposes of this
Section 14(a), the current market value of a whole Right shall be the closing price of the Rights for the Trading Day immediately prior to the date on which such fractional Rights would have been otherwise issuable. The closing price of the Rights for any day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or, if the Rights are not listed or admitted to trading on the New York Stock Exchange, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Rights are listed or admitted to trading, or if the Rights are not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the


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
high bid and low asked prices in the over-the-counter market, as reported by NASDAQ or such other system then in use or, if on any such date the Rights are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Rights selected by the Board of Directors of the Company. If on any such date no such market maker is making a market in the Rights the fair value of the Rights on such date as determined in good faith by the Board of Directors of the Company shall be used.

                           (b) The Company shall not be required to issue
fractions of shares of Preferred Stock (other than fractions which are integral multiples of one one-hundredth of a share of Preferred Stock) upon exercise of the Rights or to distribute certificates which evidence fractional shares of Preferred Stock (other than fractions which are integral multiples of one one-hundredth of a share of Preferred Stock). In lieu of fractional shares of Preferred Stock that are not integral multiples of one one-hundredth of a share of Preferred Stock, the Company may pay to the registered holders of Rights Certificates at the time such Rights are exercised as herein provided an amount in cash equal to the same fraction of the current market value of one one-hundredth of a share of Preferred Stock. For purposes of this Section 14(b), the current market value of one one-hundredth of a share of Preferred Stock shall be one one-hundredth of the closing price of a share of Preferred Stock (as determined pursuant to Section 11(d)(ii) hereof) for the Trading Day immediately prior to the date of such exercise.

                           (c) Following the occurrence of a Triggering Event,
the Company shall not be required to issue fractions of shares of Common Stock upon exercise of the Rights or to distribute certificates which evidence fractional shares of Common Stock. In lieu of fractional shares of Common Stock, the Company may pay to the registered holders of Rights Certificates at the time such Rights are exercised as herein provided an amount in cash equal to the same fraction of the current market value of one (1) share of Common-Stock. For purposes of this Section 14(c), the current market value of one share of Common Stock shall be the closing price of one share of Common Stock (as determined pursuant to Section 11(d)(i) hereof) for the Trading Day immediately prior to the date of such exercise.

                           (d) The holder of a Right by the acceptance of the
Rights expressly waives his right to receive any fractional Rights or any fractional shares upon exercise of a Right, except as permitted by this
Section 14.


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

                  Section 15. Rights of Action. All rights of action in respect of this Agreement are vested in the respective registered holders of the Rights Certificates (and, prior to the Distribution Date, the registered holders of the Common Stock); and any registered holder of any Rights Certificate (or, prior to the Distribution Date, of the Common Stock), without the consent of the Rights Agent or of the holder of any other Rights Certificate (or, prior to the Distribution Date, of the Common Stock), may, in his own behalf and for his own benefit, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce, or otherwise act in respect of, his right to exercise the Rights evidenced by such Rights Certificate in the manner provided in such Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and shall be entitled to specific performance of the obligations hereunder and injunctive relief against actual or threatened violations of the obligations hereunder of any Person subject to this Agreement.

                  Section 16. Agreement of Rights Holders. Every holder of a Right by accepting the same consents and agrees with the Company and the Rights Agent and with every other holder of a Right that:

                           (a) prior to the Distribution Date, the Rights will
be transferable only in connection with the transfer of Common Stock;

                           (b) after the Distribution Date, the Rights
Certificates are transferable only on the registry books of the Rights Agent if surrendered at the principal office or offices of the Rights Agent designated for such purposes, duly endorsed or accompanied by a proper instrument of transfer and with the appropriate forms and certificates fully executed;

                           (c) subject to Section 6(a) and Section 7(f) hereof,
the Company and the Rights Agent may deem and treat the person in whose name a Rights Certificate (or, prior to the Distribution Date, the associated Common Stock certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on the Rights Certificates or the associated Common Stock certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent,

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

subject to the last sentence of Section 7(e) hereof, shall be required to be affected by any notice to the contrary; and

                           (d) notwithstanding anything in this Agreement to the
contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right or other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation; provided, however, the Company must use its best efforts to have any such order, decree or ruling lifted or otherwise overturned as soon as possible.

                  Section 17. Rights Certificate Holder Not Deemed a Stockholder. No holder, as such, of any Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose the holder of the number of one one-hundredths of a share of Preferred Stock or any other securities of the Company which may at any time be issuable upon the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights Certificate, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting stockholders (except as provided in Section 25 hereof), or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by such Rights Certificate shall have been exercised in accordance with the provisions hereof.

                  Section 18.  Concerning the Rights Agent.

                           (a) The Company agrees to pay to the Rights Agent
reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and disbursements and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Company also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, or expense, incurred without gross negligence, bad faith or willful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability in the premises.

                           (b) The Rights Agent shall be protected and shall
incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any Rights Certificate or certificate for Common Stock or for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

                  Section 19. Merger or Consolidation or Change of Name of Rights Agent.

                           (a) Any corporation into which the Rights Agent or
any successor Rights Agent may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any corporation succeeding to the corporate trust business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto; provided, however, that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of
Section 21 hereof. In case at the time such successor Rights Agent shall succeed to the agency created by this Agreement, any of the Rights Certificates shall have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of a predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor or in the name of the successor Rights Agent and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

                           (b) In case at any time the name of the Rights Agent
shall be changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

                  Section 20. Duties of Rights Agent. The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Company and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

                           (a) The Rights Agent may consult with legal counsel
(who may be legal counsel for the Company), and the opinion of such counsel shall be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion.

                           (b) Whenever in the performance of its duties under
this Agreement the Rights Agent shall deem it necessary or desirable that any fact or matter (including, without limitation, the identity of any Acquiring Person and the determination of "current market price") be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by the Chairman of the Board, the President, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Company and delivered to the Rights Agent; and such certificate shall be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

                           (c) The Rights Agent shall be liable hereunder only
for its own gross negligence, bad faith or willful misconduct.

                           (d) The Rights Agent shall not be liable for or by
reason of any of the statements of fact or recitals contained in this Agreement or in the Rights Certificates or be required to verify the same (except as to its countersignature on such Rights Certificates), but all such statements and recitals are and shall be deemed to have been made by the Company only.


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

                           (e) The Rights Agent shall not be under any
responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution hereof by the Rights Agent) or in respect of the validity or execution of any Rights Certificate (except its countersignature thereof); nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Rights Certificate; nor shall it be responsible for any adjustment required under the provisions of Section 11 or Section 13 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights evidenced by Rights Certificates after actual notice of any such adjustment); nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any shares of Common Stock or Preferred Stock to be issued pursuant to this Agreement or any Rights Certificate or as to whether any shares of Common Stock or Preferred Stock will, when so issued, be validly authorized and issued, fully paid and nonassessable.

                           (f) The Company agrees that it will perform, execute,
acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

                           (g) The Rights Agent is hereby authorized and
directed to accept instructions with respect to the performance of its duties hereunder from the Chairman of the Board, the President, or any Senior Vice President of the Company, and to apply to such officers for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered to be taken by it in good faith in accordance with instructions of any such officer.

                           (h) The Rights Agent and any stockholder, director,
officer or employee of the Rights Agent may buy, sell or deal in any of the Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity.

                           (i) The Rights Agent may execute and exercise any of
the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct; provided, however, reasonable care was exercised in the selection and continued employment thereof.

                           (j) No provision of this Agreement shall require the
Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

                           (k) If, with respect to any Right Certificate
surrendered to the Rights Agent for exercise or transfer, the certificate attached to the form of assignment or form of election to purchase, as the case may be, has either not been completed or indicates an affirmative response to clause 1 and/or 2 thereof, the Rights Agent shall not take any further action with respect to such requested exercise or transfer without first consulting with the Company.

                  Section 21. Change of Rights Agent. The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon thirty (30) days' notice in writing mailed to the Company, and to each transfer agent of the Common Stock and Preferred Stock, by registered or certified mail, and to the holders of the Rights Certificates by first-class mail. The Company may remove the Rights Agent or any successor Rights Agent upon ten (10) days' notice in writing, mailed to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent of the Common Stock and Preferred Stock, by registered or certified mail, and to the holders of the Rights Certificates by first-class mail at the Company's expense. If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent. If the Company shall fail to make such appointment within a period of ten (10) days after giving notice of such removal, or within a period of thirty (30) days after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of a Rights Certificate (who shall, with such notice, submit

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

his Rights Certificate for inspection by the Company), as the case may be, then any registered holder of any Rights Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a corporation organized and doing business under the laws of the United States or of any state of the United States so long as such corporation is authorized under such laws to exercise corporate trust powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least $100,000,000. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Stock and the Preferred Stock, and mail a notice thereof in writing to the registered holders of the Rights Certificates. Failure to give any notice provided for in this Section 21, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

                  Section 22. Issuance of New Rights Certificates. Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by its Board of Directors to reflect any adjustment or change in the Purchase Price and the number or kind or class of shares or other securities or property purchasable under the Rights Certificates made in accordance with the provisions of this Agreement. In addition, in connection with the issuance or sale of shares of Common Stock following the Distribution Date and prior to the redemption or expiration of the Rights, the Company (a) shall, with respect to shares of Common Stock so issued or sold pursuant to the exercise of stock options or under any employee plan or arrangement, granted or awarded on or prior to the Distribution Date, or upon the exercise, conversion or exchange of securities hereinafter issued by the Company, and (b) may, in any other case, if deemed necessary or appropriate by the Board of Directors of the Company, issue Rights Certificates representing the appropriate number of

Rights in connection with such issuance or sale; provided, however, that (i) no such Rights Certificate shall be issued if, and to the extent that, the Company shall be advised by counsel that such issuance would create a significant risk of material adverse tax consequences to the Company or the Person to whom such Rights Certificate would be issued, and (ii) no such Rights Certificate shall be issued if, and to the extent that, appropriate adjustment shall otherwise have been made in lieu of the issuance thereof.

                  Section 23.  Redemption and Termination.

                           (a) The Board of Directors of the Company may, at its
option, at any time prior to the earlier of (i) the close of business on the tenth day following the Stock Acquisition Date (or, if the Stock Acquisition Date shall have occurred prior to the Record Date, the close of business on the tenth day following the Record Date), or (ii) the Final Expiration Date, redeem all but not less than all the then outstanding Rights at a redemption price of $.01 per Right, as such amount may be appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such redemption price being hereinafter referred to as the "Redemption Price"). Notwithstanding anything contained in this Agreement to the contrary, the Rights shall not be exercisable after the first occurrence of a Section 11(a)(ii) Event until such time as the Company's right of redemption hereunder has expired. The Company may, at its option, pay the Redemption Price in cash, shares of Common Stock (based on the "current market price", as defined in Section 11(d)(i) hereof, of the Common Stock at the time of redemption) or any other form of consideration deemed appropriate by the Board of Directors.

                           (b) Immediately upon the action of the Board of
Directors of the Company ordering the redemption of the Rights, evidence of which shall have been filed with the Rights Agent and without any further action and without any notice, the right to exercise the Rights will terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price for each Right so held. Promptly after the action of the Board of Directors ordering the redemption of the Rights, the Company shall give notice of such redemption to the Rights Agent and the holders of the then outstanding Rights by mailing such notice at the Company's expense to all such holders at each holder's last address as it appears upon the registry books of the Rights Agent or, prior to the Distribution Date, on the registry books of the Transfer Agent for the Common Stock. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

                  Section 24.  Exchange.

                           (a) The Board of Directors of the Company may, at its
option, at any time and from time to time on or after a Section 11(a)(ii) Event, exchange all or part of the then outstanding and exercisable Rights (which shall not include Rights that have become void pursuant to the provisions of Section 7(e) hereof) for shares of Common Stock or "common stock equivalents" (or any combination thereof) at an exchange ratio of one share of Common Stock, or such number of "common stock equivalents" or units representing fractions thereof as would be deemed to have the same value as one share of Common Stocks per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such exchange ratio being hereinafter referred to as the "Exchange Ratio").

                           (b) Immediately upon the action of the Board of
Directors of the Company ordering the exchange of any Rights pursuant to subsection (a) of this Section 24 and without any further action and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive that number of shares of Common Stock and/or "common stock equivalents" equal to the number of such Rights held by such holder multiplied by the Exchange Ratio. The Company shall promptly give public notice of any such exchange; provided, however, that the failure to give, or any defect in, such notice shall not affect the validity of such exchange. The Company promptly shall mail a notice of any such exchange to all of the holders of such Rights at their last addresses as they appear upon the registry books of the Rights Agent. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of exchange will state the method by which the exchange of the shares of Common Stock and/or "common stock equivalents" for Rights will be effected and, in the event of any partial exchange, the number of Rights which will be exchanged. Any partial exchange shall be effected pro rata based on the number of Rights (other than Rights which have become void pursuant to the provisions of Section 7(e) hereof) held by each holder of Rights.

                           (c) In the event that the number of shares of Common
Stock which are authorized by the Company's Organization Certificate but not outstanding or reserved for issuance for purposes other than upon exercise of the Rights are not sufficient to permit any exchange of Rights as contemplated in accordance with this Section 24, the Company shall take all such action as may be necessary to authorize shares of "common stock equivalents" for issuance upon exchange of the Rights.

                           (d) The Company shall not be required to issue
fractions of shares of Common Stock or to distribute certificates which evidence fractional shares of Common Stock. In lieu of such fractional shares of Common Stock, the Company shall pay to the registered holders of Rights with regard to which such fractional shares of Common Stock would otherwise be issuable an amount in cash equal to the same fraction of the value of a whole share of Common Stock. For purposes of this subsection (d), the value of a whole share of Common Stock shall be the closing price (as determined pursuant to the second sentence of Section 11(d)(i) hereof) for the Trading Day immediately prior to the date of exchange pursuant to this Section 24, and the value of any "common stock equivalent" shall be deemed to have the same value as the Common Stock on such date.

                  Section 25.  Notice of Certain Events.

                           (a) In case the Company shall propose, at any time
after the Distribution Date, (i) to pay any dividend payable in stock of any class to the holders of Preferred Stock or to make any other distribution to the holders of Preferred Stock (other than a regular quarterly cash dividend out of earnings or retained earnings of the Company), or (ii) to offer to the holders of Preferred Stock rights or warrants to subscribe for or to purchase any additional shares of Preferred Stock or shares of stock of any class or any other securities, rights or options, or (iii) to effect any reclassification of its Preferred Stock (other than a reclassification involving only the subdivision of outstanding shares of Preferred Stock), or (iv) to effect any consolidation or merger into or with any other Person (other than a Subsidiary of the Company in a transaction which complies with Section 11(o) hereof), or to effect any sale or other transfer (or to permit one or more of its Subsidiaries to effect any sale or other transfer), in one transaction or a series of related transactions, of more than 50% of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to any other Person or Persons (other than the Company and/or any of its Subsidiaries in one or more transactions each of which complies with Section 11(o) hereof), or (v) to effect the liquidation, dissolution or winding up of the Company, then, in each such case, the Company shall give to each holder of a Rights Certificate, to the extent feasible and in accordance with Section 26 hereof, a notice of such proposed action, which shall specify the record date for the purposes of such stock dividend, distribution of rights or warrants, or the date on which such reclassification, consolidation, merger, sale, transfer, liquidation, dissolution, or winding up is to take place and the date of participation therein by the holders of the shares of Preferred Stock, if any such date is to be fixed, and such notice shall be so given in the case of any action covered by clause (i) or (ii) above at least twenty (20) days prior to the record date for determining holders of the shares of Preferred Stock for purposes of such action, and in the case of any such other action, at least twenty (20) days prior to the date of the taking of such proposed action or the date of participation therein by the holders of the shares of Preferred Stock whichever shall be the earlier.

                           (b) In case any Section 11(a)(ii) Event shall occur,
then, (i) the Company shall as soon as practicable thereafter give to each holder of a Rights Certificate, to the extent feasible and in accordance with
Section 26 hereof, a notice of the occurrence of such event, which shall specify the event and the consequences of the event to holders of Rights under Section 11(a)(ii) hereof, and (ii) all references in the preceding paragraph to Preferred Stock shall be deemed thereafter to refer to Common Stock and/or, if appropriate, other securities.

                  Section 26. Notices. Notices or demands authorized by this Agreement to be given or made by the Rights Agent or by the holder of any Rights Certificate to or on the Company shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

                           The Greater New York Savings Bank
                           One Penn Plaza
                           New York, New York 10119

                   Attention: Corporate Secretary

Subject to the provisions of Section 21, any notice or demand authorized by this Agreement to be given or made by the Company or by the holder of any Rights Certificate to or on the Rights Agent shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Company) as follows:

                           Manufacturers Hanover Trust Company
                           15th Floor
                           450 West 33rd Street
                           New York, NY 10001

                    Attention:   Vice President - Stock Transfer
                                 Administration Department

Notices or demands authorized by this Agreement to be given or made by the Company or the Rights Agent to the holder of any Rights Certificate (or, if prior to the Distribution Date, to the holder of certificates representing shares of Common Stock) shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as shown on the registry books of the Company.

                  Section 27. Supplements and Amendments. Prior to the Distribution Date and subject to the penultimate sentence of this Section 27, the Company and the Rights Agent shall, if the Company so directs, supplement or amend any provision of this Agreement without the approval of any holders of certificates representing shares of Common Stock. From and after the Distribution Date and subject to the penultimate sentence of this Section 27, the Company and the Rights Agent shall, if the Company so directs, supplement or amend this Agreement without the approval of any holders of Rights Certificates in order (i) to cure any ambiguity, (ii) to correct or supplement any provision contained herein which may be defective or inconsistent with any other provisions herein, (iii) to shorten or lengthen any time period hereunder, or
(iv) to change or supplement the provisions hereunder in any manner which the Company may deem necessary or desirable and which shall not adversely affect the interests of the holders of Rights Certificates (other than an Acquiring Person, or an Affiliate or Associate of an Acquiring Person); provided, however, this Agreement may not be supplemented or amended to lengthen, pursuant to clause
(iii) of this sentence, (A) a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable, or (B) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights. Upon the delivery of a certificate from an appropriate officer of the Company which states that the proposed supplement or amendment is in compliance with the terms of this Section 27, the Rights Agent shall execute such supplement or amendment.

Notwithstanding anything contained in this Agreement to the contrary, no supplement or amendment shall be made which changes the Redemption Price, the Final Expiration Date, the Purchase Price, or the number of one one-hundredths of a share of Preferred Stock for which a Right is exercisable. Prior to the Distribution Date, the interests of the holders of Rights shall be deemed coincident with the interests of the holders of Common Stock.

                  Section 28. Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

                  Section 29. Determinations and Actions by the Board of Directors, etc. For all purposes of this Agreement, any calculation of the number of shares of Common Stock outstanding at any particular time, including for purposes of determining the particular percentage of such outstanding shares of Common Stock of which any Person is the Beneficial Owner, shall be made in accordance with the last sentence of Section 335.403(d)(1)(i) of the Rules and Regulations of the FDIC as in effect on the date hereof. The Board of Directors of the Company shall have the exclusive power and authority to administer this Agreement and to exercise all rights and powers specifically granted to the Board or to the Company, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to (i) interpret the provisions of this Agreement, and (ii) make all determinations deemed necessary or advisable for the administration of this Agreement (including a determination to redeem or not redeem the Rights or to amend the Agreement). All such actions, calculations, interpretations and determinations (including, for purposes of clause (y) below, all omissions with respect to the foregoing) which are done or made by the Board in good faith, shall (x) be final, conclusive and binding on the Company, the Rights Agent, the holders of the Rights and all other parties, and (y) not subject the Board to any liability to the holders of the Rights.

                  Section 30. Benefits of this Agreement. Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the registered holders of the Rights Certificates (and, prior to the Distribution Date, registered holders of the Common Stock) any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the registered holders of the Rights Certificates (and, prior to the Distribution Date, registered holders of the Common Stock).

                  Section 31. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated; provided, however, that notwithstanding anything in this Agreement to the contrary, if any such term, provision, covenant or restriction is held by such court or authority to be invalid, void or unenforceable and the Board of Directors of the Company determines in its good faith judgment that severing the invalid language from this Agreement would adversely affect the purpose or effect of this Agreement, the right of redemption set forth in Section 23 hereof shall be reinstated and shall not expire until the close of business on the tenth day following the date of such determination by the Board of Directors. Without limiting the foregoing, if any provision requiring that a determination be made by less than the entire board is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, such determination shall then be made by the entire board.

                  Section 32. Governing Law. This Agreement, each Right and each Rights Certificate issued hereunder shall be deemed to be a contract made under the laws of the State of New York and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts made and to be performed entirely within such State.

                  Section 33. Counterparts. This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

                  Section 34. Descriptive Headings. Descriptive headings of the several Sections of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and their respective corporate seals to be hereunto affixed and attested, all as of the day and year first above written.

Attest:                                 THE GREATER NEW YORK SAVINGS BANK

By ____________________                 By ______________________________
Name:  Patrick J. Damanti               Name: Charles J. Ohlig
Title: Assistant Secretary              Title: Chairman and Chief

                                                           Excutive Officer

Attest:                                 MANUFACTURERS HANOVER TRUST COMPANY

By _____________________                By _______________________________
   STANLEY E. SIEKIERSKI                   Anthony J. Annucci

   ASSISTANT VICE PRESIDENT                Vice President

                                                                       Exhibit A

                            CERTIFICATE OF AMENDMENT

                                       OF

                      THE RESTATED ORGANIZATION CERTIFICATE

                                       OF

                        THE GREATER NEW YORK SAVINGS BANK

                      Under Section 8005 of the Banking Law

                      ------------------------------------


                  We, Gerard C. Keegan, and Patrick J. Damanti, being the President and Chief Operating Officer and the Assistant Secretary, respectively, of The Greater New York Savings Bank, in accordance with Section 8005 of the Banking Law of the State of New York, DO HEREBY CERTIFY:

                  FIRST, the name of the Corporation is THE GREATER NEW YORK SAVINGS BANK.

                  SECOND, The Corporation was created by a Certificate of Incorporation filed by the Superintendent of Banks of the State of New York on February 14, 1916. On June 24, 1987, the Restated Organization Certificate of the Corporation providing for the conversion of the Corporation from mutual to stock form was filed with the Superintendent of Banks of the State of New York.

                  THIRD, The Restated Organization Certificate of the Corporation was amended in accordance with Section 5002 of the Banking Law of the State of New York by the addition of the Certificate of Designations of Series A ESOP Convertible Preferred Stock, which states the number, designation, relative rights, preferences, and limitations of the Corporation's Series A ESOP Convertible Preferred Stock.

                  FOURTH, the Restated Organization Certificate is hereby amended by the addition of the following provisions stating the number, designations, relative rights, preferences and limitations of a series of preferred stock of the Corporation, designated as Junior Participating Preferred Stock, as fixed by resolution of the Board of Directors of the Corporation pursuant to the authority vested in it by the Restated Organization Certificate of the Corporation. Article III, SECTION 2, PART A of the Restated

Organization Certificate of the Corporation is hereby amended by the addition of the following at the end thereof:

                  (vii)             Junior Participating Preferred Stock:

                  Section 1. Designation and Amount. The shares of such series shall be designated as "Junior Participating Preferred Stock" and the number of shares constituting such series shall be one hundred fifty thousand (150,000).

                  Section 2.  Dividends and Distributions.

                  (A) The holders of shares of Junior Participating Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the first day of March, June, September and December in each year (each such date being referred to herein as a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Junior Participating Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the greater of (a) $1.00 or (b) subject to the provision for adjustment hereinafter set forth, 100 times the aggregate per share amount of all cash dividends, and 100 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock, par value $1.00 per share, of the Corporation (the "Common Stock") since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Junior Participating Preferred Stock. In the event the Corporation shall at any time after June 14, 1990 (the "Rights Declaration Date") (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the amount to which holders of shares of Junior Participating Preferred Stock were entitled immediately prior to such event under clause (b) of the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

                  (B) The Corporation shall declare a dividend or distribution on the Junior Participating Preferred Stock as provided in paragraph (A) above immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock); provided that, in the event no dividend or distribution shall have been declared on the Common Stock during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, a dividend of $1.00 per share on the Junior Participating Preferred Stock shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date.

                  (C) Dividends shall begin to accrue and be cumulative on outstanding shares of Junior Participating Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares of Junior Participating Preferred Stock, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Junior Participating Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Junior Participating Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Junior Participating Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 30 days prior to the date fixed for the payment thereof.

                  Section 3. Voting Rights. The holders of shares of Junior Participating Preferred Stock shall not by virtue of their ownership thereof be entitled to vote upon any matter except as otherwise provided herein or by applicable law.

                  (A) (i) If at any time dividends on any Junior Participating Preferred Stock shall be in arrears in an amount equal to six (6) quarterly dividends thereon, the occurrence of such contingency shall mark the beginning of a period (herein called a "default period") which shall extend until such time when all accrued and unpaid dividends for all previous quarterly dividend periods and for the current quarterly dividend period on all shares of Junior Participating Preferred Stock then outstanding shall have been declared and paid or set apart for payment. During each default period, all holders of Preferred Stock (including holders of the Junior Participating Preferred Stock) with dividends in arrears in an amount equal to six (6) quarterly dividends thereon, voting as a class, irrespective of series, shall have the right to elect two (2) Directors.

                  (ii) During any default period, such voting right of the holders of Junior Participating Preferred Stock may be exercised initially at a special meeting called pursuant to subparagraph (iii) of this Section 3(A) or at any annual meeting of stockholders, and thereafter at annual meetings of stockholders, provided that neither such voting right nor the right of the holders of any other series of Preferred Stock, if any, to increase, in certain cases, the authorized number of Directors shall be exercised unless the holders of ten percent (10%) in number of shares of Preferred Stock outstanding shall be present in person or by proxy. The absence of a quorum of the holders of Common Stock shall not affect the exercise by the holders of Preferred Stock of such voting right. At any meeting at which the holders of Preferred Stock shall exercise such voting right initially during an existing default period, they shall have the right, voting as a class, to elect Directors to fill such vacancies, if any, in the Board of Directors as may then exist up to two (2) Directors or, if such right is exercised at an annual meeting, to elect two (2) Directors. If the number which may be so elected at any special meeting does not amount to the required number, the holders of the Preferred Stock shall have the right to make such increase in the number of Directors as shall be necessary to permit the election by them of the required number. After the holders of the Preferred Stock shall have exercised their right to elect Directors in any default period and during the continuance of such period, the number of Directors shall not be increased or decreased except by vote of the holders of Preferred Stock as herein provided or pursuant to the rights of any equity securities ranking senior to or pari passu with the Junior Participating Preferred Stock.

                  (iii) Unless the holders of Preferred Stock shall, during an existing default period, have previously exercised their right to elect Directors, the Board of Directors may order, or any stockholder or stockholders owning in the aggregate not less than ten percent (10%) of the total number of shares of Preferred Stock outstanding, irrespective of series, may request, the calling of a special meeting of the holders of Preferred Stock, which meeting shall thereupon be called by the President, a Vice- President or the Secretary of the Corporation. Notice of such meeting and of any annual meeting at which holders of Preferred Stock are entitled to vote pursuant to this paragraph (A)(iii) shall be given to each holder of record of Preferred Stock by mailing a copy of such notice to him at his last address as the same appears on the books of the Corporation. Such meeting shall be called for a time not earlier than 20 days and not later than 60 days after such order or request or in default of the calling of such meeting within 60 days after such order or request, such meeting may be called on similar notice by any stockholder or stockholders owning in the aggregate not less than ten percent (10%) of the total number of shares of Preferred Stock outstanding. Notwithstanding the provisions of this paragraph (A)(iii), no such special meeting shall be called during the period within 60 days immediately preceding the date fixed for the next annual meeting of the stockholders.

                  (iv) In any default period, the holders of Common Stock, and other classes of stock of the Corporation if applicable, shall continue to be entitled to elect the whole number of Directors until the holders of Preferred Stock shall have exercised their right to elect two (2) Directors voting as a class, after the exercise of which right (x) the Directors so elected by the holders of Preferred Stock shall continue in office until their successors shall have been elected by such holders or until the expiration of the default period, and (y) any vacancy in the Board of Directors may (except as provided in paragraph (A)(ii) of this Section 3) be filled by vote of a majority of the remaining Directors theretofore elected by the holders of the class of stock which elected the Director whose office shall have become vacant. References in this paragraph (A) to Directors elected by the holders of a particular class of stock shall include Directors elected by such Directors to fill vacancies as provided in clause (y) of the foregoing sentence.

                  (v) Immediately upon the expiration of a default period, (x) the right of the holders of Preferred Stock as a class to elect Directors shall cease, (y) the term of any Directors elected by the holders of Preferred Stock as a class shall terminate, and (z) the number of Directors shall be such number as may be provided for in the certificate of incorporation or by-laws irrespective of any increase made pursuant to the provisions of paragraph
(A)(ii) of this Section 3 (such number being subject, however, to change thereafter in any manner provided by law or in the certificate of incorporation or by-laws). Any vacancies in the Board of Directors effected by the provisions of clauses (y) and (z) in the preceding sentence may be filled by a majority of the remaining Directors.

                  (B) Except as set forth herein, holders of Junior Participating Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

                  Section 4.  Certain Restrictions.

                  (A) Whenever quarterly dividends or other dividends or distributions payable on the Junior Participating Preferred Stock as provided in
Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Junior Participating Preferred Stock outstanding shall have been paid in full, the Corporation shall not

                  (i) declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of stock ranking junior (either as to dividends or upon dissolution, liquidation or winding up) to the Junior Participating Preferred Stock;

                  (ii) declare or pay dividends on or make any other distributions on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Junior Participating Preferred Stock, except dividends paid ratably on the Junior Participating Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

                  (iii) redeem or purchase or otherwise acquire for consideration shares of any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Junior Participating Preferred Stock, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any stock of the Corporation ranking junior (either as to dividends or upon dissolution, liquidation or winding up) to the Junior Participating Preferred Stock; or

                  (iv) purchase or otherwise acquire for consideration any shares of Junior Participating Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

                  (B) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under paragraph (A) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

                  Section 5. Reacquired Shares. Any shares of Junior Participating Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

                  Section 6.  Liquidation, Dissolution or Winding Up.

                  (A) Upon any liquidation (voluntary or otherwise), dissolution or winding up of the Corporation, no distribution shall be made to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Junior Participating Preferred Stock unless, prior thereto, the holders of shares of Junior Participating Preferred Stock shall have received $100 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment (the "Liquidation Preference"). Following the payment of the full amount of the Liquidation Preference, no additional distributions shall be made to the holders of shares of Junior Participating Preferred Stock unless, prior thereto, the holders of shares of Common Stock shall have received an amount per share (the "Common Adjustment") equal to the quotient obtained by dividing (i) the Liquidation Preference by (ii) 100 (as appropriately adjusted as set forth in subparagraph C below to reflect such events as stock splits, stock dividends and recapitalizations with respect to the Common Stock) (such number in clause (ii), the "Adjustment Number"). Following the payment of the full amount of the Liquidation Preference and the Common Adjustment in respect of all outstanding shares of Junior Participating Preferred Stock and Common Stock, respectively, holders of Junior Participating Preferred Stock and holders of shares of Common Stock shall receive their ratable and proportionate share of the remaining assets to be distributed in the ratio of the Adjustment Number to 1 with respect to such Preferred Stock and Common Stock, on a per share basis, respectively.

                  (B) In the event, however, that there are not sufficient assets available to permit payment in full of the Liquidation Preference and the liquidation preferences of all other series of preferred stock, if any, which rank on a parity with the Junior Participating Preferred Stock, then such remaining assets shall be distributed ratably to the holders of such parity shares in proportion to their respective liquidation preferences. In the event, however, that there are not sufficient assets available to permit payment in full of the Common Adjustment, then such remaining assets shall be distributed ratably to the holders of Common Stock.

                  (C) In the event the Corporation shall at any time after the Rights Declaration Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the Adjustment Number in effect immediately prior to such event shall be adjusted by multiplying such Adjustment Number by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

                  Section 7. Consolidation, Merger, etc. In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of Junior Participating Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share (subject to the provision for adjustment hereinafter set forth) equal to 100 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Corporation shall at any time after the Rights Declaration Date
(i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Junior Participating Preferred Stock shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

                  Section 8. No Redemption. The shares of Junior Participating Preferred Stock shall not be redeemable.

                  Section 9. Ranking. The Junior Participating Preferred Stock shall rank junior to all other series of the Corporation's Preferred Stock as to the payment of dividends and the distribution of assets, unless the terms of any such series shall provide otherwise.

                  Section 10. Amendment. The Restated Organization Certificate of the Corporation shall not be further amended in any manner which would materially alter or change the powers, preferences or special rights of the Junior Participating Preferred Stock so as to affect them adversely without the affirmative vote of the holders of a majority or more of the outstanding shares of Junior Participating Preferred Stock, voting separately as a class.

                  Section 11. Fractional Shares. Junior Participating Preferred Stock may be issued in fractions of a share which shall entitle the holder, in proportion to such holders fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Junior Participating Preferred Stock.

                  IN WITNESS WHEREOF, we have executed and subscribed this Certificate and do affirm the foregoing as true under the penalties of perjury this 14th day of June, 1990.

Attest:

By  /s/ Charles H. Ahearn                       By  /s/ Gerard C. Keegan
   -----------------------                         ------------------------
       Charles H. Ahearn                             Name: Gerard C. Keegan
       Secretary                                     Title: President and
                                                           Chief Operating
                                                           Officer

                                               By  /s/ Patrick J. Damanti
                                                   -----------------------------
                                                    Name: Patrick J. Damanti
                                                    Title: Assistant Secretary

                                                                      Exhibit B

                          [Form of Rights Certificate]

Certificate No. R-                                            __________ Rights

      NOT EXERCISABLE AFTER ________ __, 2000 OR EARLIER IF REDEEMED BY THE COMPANY. THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE COMPANY, AT $.01 PER RIGHT ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. UNDER CERTAIN CIRCUMSTANCES, RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON (AS SUCH TERM IS DEFINED IN THE RIGHTS AGREEMENT) AND ANY SUBSEQUENT HOLDER OF SUCH RIGHTS MAY BECOME NULL AND VOID. [THE RIGHTS REPRESENTED BY THIS RIGHTS CERTIFICATE ARE OR WERE BENEFICIALLY OWNED BY A PERSON WHO WAS OR BECAME AN ACQUIRING PERSON OR AN AFFILIATE OR ASSOCIATE OF AN ACQUIRING PERSON (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT). ACCORDINGLY, THIS RIGHTS CERTIFICATE AND THE RIGHTS REPRESENTED HEREBY MAY BECOME NULL AND VOID IN THE CIRCUMSTANCES SPECIFIED IN SECTION 7(e) OF SUCH AGREEMENT.]*

                               Rights Certificate

                        THE GREATER NEW YORK SAVINGS BANK

                 This certifies that                         , or registered
assigns, is the registered Owner of the number of Rights set forth above, each of which entitles the owner thereof, subject to the terms, provisions and condition of the Rights Agreement, dated as of June 14,1990 (the "Rights Agreement"), between The Greater New York Savings Bank, a New York state-chartered savings bank (the "Company"), and Manufacturers Hanover Trust Company (the "Rights Agent"), to purchase from the Company at any time prior to 5:00 P.M. (New York City time) on June 25, 2000 at the office or offices of the Rights Agent designated for such purpose, or its successors as Rights Agent, one one-hundredth of a fully paid, nonassessable share of Junior Participating Preferred Stock (the "Preferred Stock") of the Company, at a purchase price of $24 per one one-hundredth of a share (the "Purchase



--------------
* The portion of the legend in brackets shall be inserted only if applicable and shall replace the preceding sentence.

Price"), upon presentation and surrender of this Rights Certificate with the Form of Election to Purchase and related Certificate duly executed. The number of Rights evidenced by this Rights Certificate (and the number Of shares which may be purchased upon exercise thereof) set forth above, and the Purchase Price per share set forth above, are the number and Purchase Price as of June 25, 1990, based on the Preferred Stock as constituted at such date. The Company reserves the right to require prior to the occurrence of a Triggering Event (as such term is defined in the Rights Agreement) that a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

                  Upon the occurrence of a Section 11(a)(ii) Event (as such term is defined in the Rights Agreement), if the Rights evidenced by this Rights Certificate are beneficially owned by (i) an Acquiring Person or an Affiliate or Associate of any such Acquiring Person (as such terms are defined in the Rights Agreement), (ii) a transferee of any such Acquiring Person, Associate or Affiliate, or (iii) under certain circumstances specified in the Rights Agreement, a transferee of a person who, after such transfer, became an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, such Rights shall become null and void and no holder hereof shall have any right with respect to such Rights from and after the occurrence of such Section 11(a)(ii) Event.

                  As provided in the Rights Agreement, the Purchase Price and the number and kind of shares of Preferred Stock or other securities, which may be purchased upon the exercise of the Rights evidenced by this Rights Certificate are subject to modification and adjustment upon the happening of certain events, including Triggering Events.

                  This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement, which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities hereunder of the Rights Agent, the Company and the holders of the Rights Certificates, which limitations of rights include the temporary suspension of the exercisability of such Rights under the specific circumstances set forth in the Rights Agreement. Copies of the Rights Agreement are on file at the above-mentioned office of the Rights Agent and are also available upon written request to the Company or the Rights Agent.

                  This Rights Certificate, with or without other Rights Certificates, upon surrender at the shareholder services office or offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing Rights entitling the holder to purchase a like aggregate number of one one-hundredths of a share of Preferred Stock as the Rights evidenced by the Rights Certificate or Rights Certificates surrendered shall have entitled such holder to purchase. If this Rights Certificate shall be exercised in part, the holder shall be entitled to receive upon surrender hereof another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

                  Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate (i) may be redeemed by the Company at its option at a redemption price of $.01 per Right at any time prior to the earlier of the close of business on (a) the tenth day following the Stock Acquisition Date (as such time period may be extended pursuant to the Rights Agreement), and (b) the Final Expiration Date or (ii) may be exchanged in whole or in part for shares of the Company's Common Stock, par value $1.00 per share, and/or other equity securities of the Company deemed to have the same value as shares of Common Stock, at any time after a Section 11(a)(ii) Event.

                  No fractional shares of Preferred Stock will be issued upon the exercise of any Right or Rights evidenced hereby (other than fractions which are integral multiples of one one-hundredth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

                  No holder of this Rights Certificate shall be entitled to vote or receive dividends or be deemed for any purpose the holder of shares of Preferred Stock or of any other securities of the Company which may at any time be issuable on the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting stockholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Right or

Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

                  This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

                  WITNESS the facsimile signature of the proper officers of the Company and its corporate seal.

Dated as of ____________ __, 19__

ATTEST:                                               THE GREATER NEW YORK
                                                      SAVINGS BANK

__________________                                 By ______________________
      Secretary                                       Title:


Countersigned:


MANUFACTURERS HANOVER TRUST COMPANY

-------------------------

By _______________________
    Authorized Signature

                  [Form of Reverse Side of Rights Certificate]

                               FORM OF ASSIGNMENT

             (To be executed by the registered holder if such holder
                  desires to transfer the Rights Certificate.)

FOR VALUE RECEIVED ___________________________________________________________
hereby sells, assigns and transfers unto _____________________________________
______________________________________________________________________________
             (Please print name and address of transferee and insert
                  social security or other identifying number)
______________________________________________________________________________
this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint __________ Attorney, to transfer the within Rights Certificate on the books of the within-named Company, with full power of substitution.

Dated: ____________________, 19__

                                                  ----------------------------
                                                           Signature

Signature Guaranteed:

                                   Certificate

                  The undersigned hereby certifies by checking the appropriate boxes that:

                  (1) this Rights Certificate [ ] is [ ] is not being sold, assigned and transferred by or on behalf of a Person who is or was an Acquiring Person or an Affiliate or Associate of any such Acquiring Person (as such terms are defined pursuant to the Rights Agreement);

                  (2) after due inquiry and to the best knowledge of the undersigned, it [ ] did [ ] did not acquire the Rights evidenced by this Rights Certificate from any Person who is, was or subsequently became an Acquiring Person or an Affiliate or Associate of an Acquiring Person.

Dated: _______________, 19__                       ____________________________
                                                   Signature

Signature Guaranteed:


                                     NOTICE

                  The Signature to the foregoing Assignment and Certificate must correspond to the name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.

                          FORM OF ELECTION TO PURCHASE

                      (To be executed if holder desires to
                       exercise Rights represented by the
                              Rights Certificate.)

To:  THE GREATER NEW YORK SAVINGS BANK

                  The undersigned hereby irrevocably elects to exercise _____ Rights represented by this Rights Certificate to purchase the shares of Preferred Stock issuable upon the exercise of the Rights (or such other securities of the Company or of any other person which may be issuable upon the exercise of the Rights) and requests that certificates for such shares be issued in the name of and delivered to:

Please insert social security
or other identifying number

-------------------------------------------------------------------------------
                         (Please print name and address)

-------------------------------------------------------------------------------


                  If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

Please insert social security
or other identifying number

-------------------------------------------------------------------------------
                         (Please print name and address)

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

Dated: ______________, 19__

                                                  ----------------------------
                                                  Signature

Signature Guaranteed:


                                   Certificate

                  The undersigned hereby certifies by checking the appropriate boxes that:

                  (1) the Rights evidenced by this Rights Certificate [ ] are [ ] are not being exercised by or on behalf of a Person who is or was an Acquiring Person or an Affiliate or Associate of any such Acquiring Person (as such terms are defined pursuant to the Rights Agreement);

                  (2) after due inquiry and to the best knowledge of the undersigned, it [ ] did [ ] did not acquire the Rights evidenced by this Rights Certificate from any Person who is, was or became an Acquiring Person or an Affiliate or Associate of an Acquiring Person.

Dated: _______________, 19__                        ___________________________
                                                    Signature

Signature Guaranteed:

                                     NOTICE

                  The signature to the foregoing Election to Purchase and Certificate must correspond to the name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.

                                                                       Exhibit C

                          SUMMARY OF RIGHTS TO PURCHASE
                                 PREFERRED STOCK

                  On June 14, 1990, the Board of Directors of The Greater New York Savings Bank (the "Company") declared a dividend distribution of one Right for each outstanding share of the Company's Common Stock, par value $1.00 per share (the "Common Stock"), to stockholders of record at the close of business on June 25, 1990. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Stock") at a Purchase Price of $24 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Manufacturers Hanover Trust Company, as Rights Agent.

                  Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person (an "Acquiring Person") has become an "interested shareholder" as defined in Section 912 of The New York Business Corporation Law (i.e., has, individually or with or through its affiliates or associates acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock) (the "Stock Acquisition Date"), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding shares of Common Stock. Until the Distribution Date,
(i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after June 14, 1990 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

                  The Rights are not exercisable until the Distribution Date and will expire at the close of business on June 25, 2000, unless earlier redeemed by the Company as described below.

                  As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

                  In the event that a person becomes the beneficial owner of 20% or more of the then outstanding shares of the Company's voting stock (except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair to and otherwise in the best interests of the Company and its shareholders) (a "Flip-in Event"), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value (based on the lowest closing price of the Common Stock during the twelve-month period preceding the Flip-in Event) equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of a Flip-in Event until such time as the Rights are no longer redeemable by the Company as set forth below.

                  For example, at an exercise price of $24 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $48 worth of Common Stock based on the lowest closing price of the Common Stock during the twelve-month period preceding the Flip-in Event (or other consideration, as noted above) for $24. Assuming that the lowest closing price of the Common Stock during such period was $6, the holder of each valid Right would be entitled to purchase 8 shares of Common Stock for $24.

                  In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger which follows an offer described in the second preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

                  The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

                  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

                  At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

                  At any time after the occurrence of a Flip-in Event, the Board of Directors may exchange the Rights (other than Rights owned by an Acquiring Person, which have become void), in whole or in part, at an exchange ratio of one Common Share, and/or other equity securities deemed to have the same value as one Common Share, per Right, subject to adjustment.

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above, or are exchanged as provided in the preceding paragraph.

                  Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

                  A copy of the Rights Agreement has been filed with the Federal Deposit Insurance Corporation as an Exhibit to a Registration Statement on Form F-10 dated June 14, 1990. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

                 FIRST AMENDMENT TO SHAREHOLDER RIGHTS AGREEMENT
                 ________________________________________________

               First Amendment, dated as of August 12, 1996, to the Rights Agreement, dated as of June 14, 1990 (the "Rights Agreement"), between The Greater New York Savings Bank, a banking stock corporation organized under the laws of the state of New York (the "Company") and The Chase Manhattan Bank (as successor in interest to the Manufacturers Hanover Trust Company) as Rights Agent (the "Rights Agent").

                              W I T N E S S E T H:
                              - - - - - - - - - -

               WHEREAS, the Company and the Rights Agent have heretofore executed and entered into the Rights Agreement; and

               WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company and the Rights Agent may from time to time supplement or amend the Rights Agreement in accordance with the provisions of Section 27 thereof; and

               WHEREAS a Distribution Date (as that term is defined in the Rights Agreement) has not occurred;

               WHEREAS, the Board of Directors of the Company has by resolution approved and authorized this First Amendment to the Rights Agreement; and

               WHEREAS, all actions necessary to make this First Amendment a valid agreement, enforceable according to its terms have been taken, and the execution and delivery of this First Amendment by the Company and the Rights Agent have in all respects been duly authorized by the Company and the Rights Agent.

               NOW THEREFORE, in consideration of the foregoing and the mutual agreements set forth herein, the Company and the Rights Agent agree as follows:

               I. Unless otherwise expressly defined in this First Amendment or the context otherwise requires, capitalized and other terms for which meanings are provided in the Rights Agreement shall have such meanings when used in this First Amendment.

               II. Effective August 12, 1996, the Rights Agreement shall be, and it hereby is, amended by:

               1. Deleting the legend required in Section 3(c) and restating it in its entirety as follows:

                      This certificate also evidences and entitles the holder
               hereof to certain Rights as set forth in the Rights Agreement between The Greater New York Savings Bank (the "Company") and The Chase Manhattan Bank (as successor in interest to the Manufacturers Hanover Trust Company) (the "Rights Agent") dated as of June 14, 1990, as amended as of August 12, 1996 (as it may be amended from time to time, the "Rights Agreement"), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal offices of the Company. Under certain circumstances, as set forth in the Rights Agreement, such Rights will be evidenced by separate certificates and will no longer be evidenced by this certificate. The Company will mail to the holder of this certificate a copy of the Rights Agreement, as in effect on the date of mailing, without charge promptly after receipt of a written request therefor. Under certain circumstances set forth in the Rights Agreement, Rights issued to, or held by, any Person who is, was or becomes an Acquiring Person or any Affiliate or Associate thereof (as such terms are defined in the Rights Agreement), whether currently held by or on behalf of such Person or by any subsequent holder, may become null and void.

               2. Deleting and restating Section 11(a)(ii) of the Rights Agreement in its entirety as follows:

               (ii) Subject to Section 24 of this Agreement, in the event any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company, or any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan), alone or together with its Affiliates and Associates, shall, at any time after the Rights
        Dividend Declaration Date, becomes an Acquiring Person, unless the event causing such person to become an Acquiring Person is a transaction set forth in Section 13(a) hereof, then, promptly following the first occurrence of a Section 11(a)(ii) Event, proper provision shall be made so that each holder of a Right (except as provided below and in Section 7(e) hereof) shall thereafter have the right to receive, upon exercise thereof at the then current Purchase Price in accordance with the terms of this Agreement, in lieu of a number of one one-hundredths of a share of Preferred Stock, such number of shares of Common Stock of the Company as shall equal the result obtained by (x) multiplying the then current Purchase Price by the then number of one one-hundredths of a share of Preferred Stock for which a Right was exercisable immediately prior to the first occurrence of a Section 11(a)(ii) Event, and (y) dividing that product (which, following such first occurrence, shall thereafter be referred to as the "Purchase Price" for each Right and for all purposes of this Agreement) by 50% of the lowest closing price (as determined pursuant to the second sentence of Section 11(d)(i) hereof) per share of Common Stock on any Trading Day (as defined in Section 11(d)(i) hereof) occurring within the twelve-month period immediately preceding the date of such first occurrence (such number of shares, the "Adjustment Shares").

               3. Deleting Section 13(d) in its entirety and deleting all references to Section 13(d) in Section 13(a) and throughout the Rights Agreement.

               4. Deleting Exhibit C and replacing it in its entirety with a new Exhibit C substantially in the form attached herewith as Annex A.

               III. Nothing set forth in this First Amendment shall in any manner be construed to alter the rights of the holders of the Rights or the terms and conditions of the Rights other than as expressly or by necessary implication set forth herein.

               IV. This First Amendment may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all the counterparts shall together constitute one and the same instrument.

               IN WITNESS WHEREOF, the parties hereto have caused this Amendment to the Rights Agreement to be duly executed by their respective officers thereunto duly authorized as of the day and year first above written.

                                     THE GREATER NEW YORK
                                     SAVINGS BANK

                                     By: /s/ GERARD C. KEEGAN
                                        ----------------------------------------
                                        Name:  Gerard C. Keegan
                                        Title: Chairman, President and
                                               Chief Executive Officer

ATTEST

By: /s/ ROBERT P. CARLSON
   -------------------------------
    Name:  Robert P. Carlson
    Title: Senior Vice President,
           Counsel and Secretary

                                    THE CHASE MANHATTAN BANK (AS
                                    SUCCESSOR IN INTEREST TO THE
                                    MANUFACTURERS HANOVER TRUST
                                    COMPANY)

                                    By: /s/ MICHAEL A. NESPOLI
                                       -----------------------------------------
                                        Name:  Michael A. Nespoli
                                        Title: Vice President

ATTEST

By: /s/ ROBERT KAVANAGH
   --------------------------------
    Name:  Robert Kavanagh
    Title:

                                    ANNEX A:
                    REVISED SUMMARY FOR THE RIGHTS AGREEMENT

                                                                       Exhibit C

                          SUMMARY OF RIGHTS TO PURCHASE
                                 PREFERRED STOCK

               On June 14, 1990, the Board of Directors of The Greater New York Savings Bank (the "Company") declared a dividend distribution of one Right for each outstanding share of the Company's Common Stock, par value $1.00 per share (the "Common Stock"), to stockholders of record at the close of business on June 25, 1990. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Stock"), at a Purchase Price of $24 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated June 14, 1990, as amended by a First Amendment, dated August 12, 1996 (the "Rights Agreement"), between the Company and The Chase Manhattan Bank (as successor in interest of the Manufacturers Hanover Trust Company), as Rights Agent.

               Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person (an "Acquiring Person") has become an "interested shareholder" as defined in Section 912 of The New York Business Corporation Law (i.e., has, individually or with or through its affiliates or associates acquired, or obtained the right to acquire, beneficial ownership or 20% or more of the outstanding shares of Common Stock) (the "Stock Acquisition Date"), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding shares of Common Stock. Until the Distribution Date,
(i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after June 14, 1990 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for

Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

               The Rights are not exercisable until the Distribution Date and will expire at the close of business on June 25, 2000, unless earlier redeemed by the Company as described below.

               As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

               In the event that a person becomes the beneficial owner of 20% or more of the then outstanding shares of the Company's voting stock (a "Flip-in Event"), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value (based on the lowest closing price of the Common Stock during the twelve-month period preceding the Flip-in Event) equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of a Flip-in Event until such time as the Rights are no longer redeemable by the Company as set forth below.

               For example, at an exercise price of $24 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $48 worth of Common Stock based on the lowest closing price of the Common Stock during the twelve-month period preceding the Flip-in Event (or other consideration, as noted above) for $24. Assuming that the lowest closing price of the Common Stock during such period was $6, the holder of each valid Right would be entitled to purchase 8 shares of Common Stock for $24.

               In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

               The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

               With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

               At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

               At any time after the occurrence of a Flip-in Event, the Board of Directors may exchange the Rights (other than Rights owned by an Acquiring Person, which have become void), in whole or in part, at an exchange ratio of one Common Share, and/or other equity securities deemed to have the same value as one Common Share, per Right, subject to adjustment.

               Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above, or are exchanged as provided in the preceding paragraph.

               Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interest of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made after such time as the Rights are not redeemable.

               A copy of the Rights Agreement has been filed with the Federal Deposit Insurance Corporation as an Exhibit to a Registration Statement on Form F-10 dated June 14, 1990, and a copy of the First Amendment, dated August 12, 1996, has been filed as an amendment to such Registration Statement. A copy of the Rights Agreement and the First Amendment is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement as amended, which is incorporated herein by reference.

                      SECOND AMENDMENT TO RIGHTS AGREEMENT

                  SECOND AMENDMENT, dated as of March 7, 1997 (this "Second Amendment"), to the Rights Agreement, dated as of June 14, 1990, as amended by the First Amendment, dated as of August 12, 1996 (as so amended, the "Rights Agreement"), between The Greater New York Savings Bank, a banking stock corporation organized under the laws of the state of New York (the "Company") and The Chase Manhattan Bank (as successor in interest to the Manufacturers Hanover Trust Company), as Rights Agent (the "Rights Agent").

                              W I T N E S S E T H :
                              ---------------------

                  WHEREAS, the Company and the Rights Agent have heretofore executed and entered into the Rights Agreement;
and

                  WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company and the Rights Agent may from time to time supplement or amend the Rights Agreement in accordance with the provisions of Section 27 thereof;

                  WHEREAS, a Distribution Date (as that term is defined in the Rights Agreement) has not occurred;

                  WHEREAS, the Board of Directors of the Company has by resolution approved and authorized this Second Amendment to the Rights Agreement; and

                  WHEREAS, all actions necessary to make this Second Amendment a valid agreement, enforceable according to its terms have been taken, and the execution and delivery of this Second Amendment by the Company and the Rights Agent have in all respects been duly authorized by the Company and the Rights Agent.

                  NOW THEREFORE, in consideration of the foregoing and the mutual agreements set forth herein, the Company and the Rights Agent agree as follows:

                  I. Unless otherwise expressly defined in this Second Amendment or the context otherwise requires, capitalized and other terms for which meanings are provided in the Rights Agreement shall have such meanings when used in this Second Amendment.

                  II. Effective as of the date hereof, the Rights Agreement shall be, and it hereby is, amended as follows:

                           1.       Subsection (a) of Section 1 of the
Rights Agreement is hereby amended to delete in its entirety the definition of "Acquiring Person" contained therein and to substitute the following definition of "Acquiring Person" therefor:

                           "'Acquiring Person' shall mean any Person (other than
                  (i) any subsidiary of the Company, (ii) any employee benefit plan of the Company, (iii) any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan (iv) Greater New York Bancorp Inc., a Delaware corporation or (v) The Greater Interim Savings Bank, a New York State- chartered capital stock savings bank) who constitutes an "Interested Shareholder" as defined in Section 912 of the New York Business Corporation Law (the "NYBCL"); provided, however, that for purposes of determining whether such Person is an "Acquiring Person," a Person engaged in business as an underwriter of securities shall not be deemed to be the "Beneficial Owner" of, or to "beneficially own," any securities acquired through such Person's participation in good faith in a firm commitment underwriting until the expiration of forty days after the date of such acquisition.

                           2.       Subsection 3(a)(i) and Subsection
(a)(ii) of Section 11 of the Rights Agreement are hereby amended to delete in their entirety, in the case of Subsection 3(a)(i), the second parenthetical therein and, in the case of Subsection 3(a)(ii), the first parenthetical therein and to, in each case, substitute the following in the place of such deletions:

                           "(other than the Company, any Subsidiary of the
                  Company, any employee benefit plan of the Company or of any Subsidiary of the Company, any person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan, Greater New York Bancorp Inc., a Delaware corporation, or The Greater Interim Savings Bank, a New York State-chartered capital stock savings bank)"

Any other parenthetical in the Rights Agreement substantially identical to the parentheticals so deleted and replaced shall likewise be deleted and replaced by the foregoing parenthetical.

                           3.       Subsection (a) of Section 23 is hereby
amended to add the following sentence immediately after the first sentence thereof:

                           "The redemption of the Rights by the Board of
                  Directors of the Company may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish."

                           4.       Subsection (b) of Section 23 is hereby
amended to delete in its entirety such subsection (b) and to substitute the following therefore:

                           "(b) Effective at the time of any such redemption as
provided for in Section 23(a) hereof and without any further action or notice, the right to exercise the Rights shall terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash without interest."

                  III. This Second Amendment shall be deemed to be a contract made under the laws of the State of New York and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state.

                  IV. Nothing set forth in this Second Amendment shall in any manner be construed to alter the rights of the holders of the Rights other than as expressly or by necessary implication set forth herein.

                  V. This Second Amendment may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all the counterparts shall together constitute one and the same instrument.

                  IN WITNESS WHEREOF, the parties hereto have caused this Amendment to the Rights Agreement to be duly executed by their respective officers thereunto duly authorized as of the day and year first above written.

                                                   THE GREATER NEW YORK
                                                   SAVINGS BANK

                                                   By: /s/ GERARD C. KEEGAN
                                                       -----------------------
                                                       Name: Gerard C. Keegan
                                                       Title: President

ATTEST

By: /s/ ROBERT P. CARLSON
    ---------------------------
    Name: Robert P. Carlson
    Title: Senior Vice President

                                                   THE CHASE MANHATTAN BANK
                                                   (AS SUCCESSOR IN INTEREST TO
                                                   THE MANUFACTURERS HANOVER
                                                   TRUST COMPANY)

                                                   By: /s/ ERIC LEASON
                                                       ------------------------
                                                       Name: Eric Leason
                                                       Title: Vice President

ATTEST

By: /s/ MICHAEL A. NESPOLI
    --------------------------
    Name: Michael A. Nespoli

                              AMENDATORY AGREEMENT
                                       TO
                              EMPLOYMENT AGREEMENT

     This Agreement is made as of June 22, 1994, by and between The Greater New York Savings Bank, a savings bank organized under the laws of the State of New York and having its principal office at 451 Fifth Avenue, Brooklyn, New York (the "Company"), and Gerard C. Keegan (the "Executive"); and

     WHEREAS, the Company and the Executive entered into an Employment Agreement made as of October 18, 1988, (the "Employment Agreement"); and

     WHEREAS, the Company and the Executive desire to amend the Employment Agreement; and

     WHEREAS, the Company's Board of Directors has duly authorized the appropriate officers of the Company to execute this Amendatory Agreement to Employment Agreement;

     NOW, THEREFORE, in consideration of the provisions and the covenants and obligation set forth herein, the Company and the Executive do hereby declare and agree that effective as of June 22, 1994, the Employment Agreement is hereby amended as follows:

     FIRST: The third sentence of Section 2 of the Employment Agreement is amended by deleting the words "June 30" and replacing same with the words "July 31".

     SECOND: Subsection 5(c) of the Employment Agreement is hereby amended by adding the following language after the words ("Pension Plan") on the fifth line thereof:

     "Employment Stock Ownership Plan ("ESOP"), Supplemental Executive Retirement Plan ("SERP")"

     THIRD: Subsection 8(a)(i)(C) of the Employment Agreement is deleted in its entirety and replaced with the following:

     "the assignment to the Executive of any duties inconsistent with the position in the Company that he then holds, or a significant adverse alteration in the nature or status of his responsibilities or the conditions of his employment; or"

     FOURTH: Subsection 8(a)(ii) is hereby deleted in its entirety and replaced with the following:

     "the discharge of the Executive by the Company for any reason other than for "Cause" as provided in Section 9(c); or"

     FIFTH: Subsection 8(b)(v) is deleted in its entirety and replaced with the following:

     "within thirty (30) days following his termination of employment with the Company, a lump sum payment in an amount equal to the excess, if any, of:
     (A) the present value of the pension benefits to which the Executive would be entitled under the Company's Pension Plan and SERP if he had continued working for the Company during the remaining unexpired Employment Term earning the highest rate of base salary achieved at any time during the Employment Term, over (B) the present value of the pension benefits to which he is actually entitled under the Company's Pension Plan and SERP, as of his Date of Termination, where such present values are to be determined using a discount rate of 8%;"

     SIXTH: Subsection 8(b)(vi) is deleted in its entirety and replaced with the following:

     "within thirty (30) days following his termination of employment with the Company, a lump sum payment in an amount equal to present value of the contributions and forfeitures ("allocations") that would have been made to the Company's ESOP and SERP on the Executive's behalf if a) the Executive had continued working for the Company during the remaining unexpired Employment Term earning the highest rate of base salary achieved during the Employment Term, and b) an allocation had been made on the last day of each calendar year during the remaining unexpired Employment Term and on the final day of the Employment Term (in which case the allocation shall be prorated based upon the number of days in the final year of the Employment
     Term) based upon the ESOP allocation rate for the year immediately preceding the Executive's Date of Termination, where such present value is to be determined using a discount rate of 8%; and"

     SEVENTH: Section 21 of the Employment Agreement is hereby renumbered
Section 22 and the following new Section 21 is added to the Employment
Agreement:

     "Limitations. If at the time the Company is obligated to make a payment hereunder such payment constitutes a "golden parachute payment", as defined in Section 18(k) of the Federal Deposit Insurance Act, 12 U.S.C. 1828(k) ("Act"), and the regulations promulgated thereunder, the Company will make such payment only if, and to the extent that, such payment is not prohibited by the Act or the regulations promulgated thereunder. If at the time the Company is obligated to make a payment hereunder which constitutes an "indemnification payment", as defined in the Act and the regulations promulgated thereunder, the Company will make such payment only if, and to the extent that, such payment is not prohibited by the Act of the regulations promulgated thereunder."

     IN WITNESS WHEREOF, the Company and the Executive, have executed this Agreement, as of the day and year first above written.

                                 THE GREATER NEW YORK SAVINGS BANK

ATTEST:


  /s/ [SIGNATURE]                 By: /s/ Michael J. Henchy
-----------------------------        -------------------------------
       Secretary                     Michael J. Henchy, Executive
                                     Vice President and Chief
                                     Administrative Officer

WITNESS:                          EXECUTIVE

 /s/ [SIGNATURE]                      /s/ Gerard C. Keegan
-----------------------------        -------------------------------
                                     Gerard C. Keegan, Chairman,
                                     President and Chief Executive
                                     Officer

                              EMPLOYMENT AGREEMENT

     AGREEMENT made as of this 18th day of October, 1988, between The Greater New York Savings Bank, a New York banking corporation (the "Company"), and Gerard C. Keegan (the "Executive").

     The Executive is presently employed by the Company as its President and Chief Operating Officer.

     The Board of Directors of the Company (the "Board") recognizes that Executive's contribution to the growth and success of the Company has been substantial. The Board desires to provide for the continued employment of the Executive and to make certain changes in the Executive's employment arrangements with the Company which the Board has determined will reinforce and encourage the continued attention and dedication to the Company of the Executive as a member of the Company's management, in the best interest of the Company and its shareholders. The Executive is willing to commit himself to continue to serve the Company, on the terms and conditions herein provided.

     In order to effect the foregoing, the Company and the Executive wish to enter into an employment agreement on the terms and conditions set forth below. Accordingly, in consideration of the premises and the respective covenants and agreements of the parties herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

     1. Employment. The Company hereby agrees to continue to employ the Executive, and the Executive hereby agrees to continue to serve the Company, on the terms and conditions set forth herein.

     2. Employment Term. Except as otherwise provided in this Agreement to the contrary, the terms and conditions of this Agreement shall remain in effect during the period of employment ("Employment Term") established under this
Section 2. The employment of the Executive by the Company as provided in Section 1 will commence on the date hereof and end on October 31, 1993 unless further extended or sooner terminated as hereinafter provided. Commencing on November 1, 1989 and each November 1 thereafter, the tern of the Executive's employment shall automatically be extended for one additional year to October 31, 1994 and each October 31, thereafter, unless, not later than June 30 of the year immediately preceding such November 1, the Company or the Executive shall have given notice to the other party that it does not wish to extend this Agreement. In no event, however, shall the term of the Executive's employment hereunder extend beyond the earlier of (a) the date of the Executive's actual retirement under the Company's Pension Plan (as hereinafter defined) or (b) the end of the month in which the Executive's sixty-fifth (65th) birthday occurs. Nothing in this Agreement, however, shall prohibit a continuation of the Executive's employment following the expiration of the Employment Term upon such terms and conditions as the Company and the Executive may mutually agree upon.

     3. Position and Duties. The Executive shall serve as President and Chief Operating Officer of the Company and shall have such responsibilities, duties and authority as he may have as of the date hereof (or any position to which he may be promoted after the date hereof) and as may from time to time be assigned to the Executive by the Board that are consistent with such responsibilities, duties and authority. The Executive shall devote substantially all his working time and efforts to the business and affairs of the Company.

     4. Place of Performance. In connection with the Executive's employment by the Company, the Executive shall be based at One Penn Plaza, 27th Floor, New York, New York 10119, or at such other office within the New York City Metropolitan Area, as the Company may from time to time determine, provided that such office is within a fifty (50) mile radius of the Company's present administrative headquarters located at One Penn Plaza, New York, New York, except for required travel on the Company's business to an extent substantially consistent with present business travel obligations.

     5. Compensation and Related Matters.

          (a) Salary. During the Executive's Employment Term, hereunder, the Company shall pay to the Executive an annual base salary ("salary") equal to the greater of a) the annual base salary in effect as of the date hereof or b) such higher salary as may from time to time be determined by the Board, such salary to be paid in substantially equal bi-weekly installments or otherwise in accordance with the Company's then customary payroll practice. This salary may, be increased from time to time in accordance with normal business practices of the Company and, if so increased, shall not thereafter during the Employment Term be decreased. Compensation of the Executive by salary payments shall not be deemed exclusive and shall not prevent the Executive from participating in any other compensation or benefit plan of the Company. The salary payments (including any increased salary payments) hereunder shall not in any way limit or reduce any other obligation of the Company hereunder, and no other compensation, benefit or payment hereunder shall in any way limit or reduce the obligation of the Company to pay the Executive's salary hereunder.

          (b) Expenses. During the Executive's Employment Term, the Executive shall be entitled to receive prompt reimbursement for all reasonable and customary expenses incurred by the Executive in performing services hereunder, including all expenses of travel and living expenses while away from home on business or at the request of and in the service of the Company, provided that such expenses are incurred and accounted for in accordance with the policies and procedures established by the Company from time to time.

          (c) Other Benefits. The Company shall maintain in full force and effect, and the Executive shall, upon satisfaction of any applicable service requirements, be entitled to participate in, all of the employee benefit plans and arrangements in effect on the date hereof (including, without limitation, the Company Plan of Pension and Retirement Benefits ("Pension Plan"), Incentive Savings Plan, the Long-Term Incentive Plan, group life insurance and accident plan, medical and dental insurance plans, and disability plan, and such other employee benefit plans and programs and other compensation plans or programs, providing the Executive with at least equivalent benefits thereunder, as the Company may maintain from time to time, provided that the Company shall not make any changes in such plans or arrangements that would adversely affect the Executive's rights or benefits thereunder; provided, however, that, such a

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

change may be made, including termination of such plans or arrangements if it occurs pursuant to a program applicable to all executives of the Company and does not result in a proportionately greater reduction in the rights of or benefits to the Executive as compared with any other executive of the Company. The Executive shall be entitled to participate in or receive benefits under any employee benefit plan or arrangement made available by the Company in the future to its executives and key management employees, subject to and on a basis consistent with the terms, conditions and overall administration of such plans and arrangements. Nothing paid to the Executive under any such plan or arrangement presently in effect or made available in the future shall be deemed to be in lieu of the salary payable to the Executive pursuant to paragraph (a) of this Section. Any payments or benefits payable to the Executive hereunder in respect of any calendar year during which the Executive is employed by the Company for less than the entire such year shall, unless otherwise provided in the applicable plan or arrangement, be prorated in accordance with the number of days in such calendar year during which he is so employed.

          (d) Vacations. The Executive shall be entitled to no less than the number of vacation days in each calendar year determined in accordance with the Company`s vacation policy as in effect on the date hereof. The Executive shall also be entitled to all paid holidays and personal days given by the Company to its executives.

          (e) Services Furnished. The Company shall furnish the Executive with office space, secretarial assistance and such other facilities and services as shall be suitable to the Executive's position and adequate for the performance of his duties as set forth in Section 3 hereof.

     6. Offices. Subject to Sections 3 and 4, the Executive agrees to serve without additional compensation, if elected or appointed thereto, as a director of the Company and any of its subsidiaries and in one or more executive offices of any of the Company's subsidiaries, provided that the Executive is indemnified for serving in any and all such capacities on a basis no less favorable than is currently provided by the Company to any other officer or director of the Company or any of its subsidiaries.

     7. Board Memberships. The Executive may serve as a member of the board of directors of such business organizations as he may disclose to the Board; provided, however, that such service shall not materially interfere with the performance of his duties under this Agreement.

     8. Termination of Employment with Company Liability.

          (a) In the event that the Executive's employment with the Company shall terminate during the Employment Term on account of:

          (i) the Executive's resignation from employment with the Company within sixty (60) days following:

               (A) the failure of the Company to elect or to re-elect the Executive following its annual shareholder's meeting to serve as an officer of the Company in a position at least equivalent in seniority to the most senior position at the Company theretofore held by the Executive during the Employment Terms;

               (B) a failure by the Company to comply with any material provision of this Agreement which as not been cured within ten
               (10) days after notice of such noncompliance has been given by the Executive to the Company;

               (C) the assignment to the Executive of any duties inconsistent with the position in the Company that he holds as of the effective date of the Agreement, or a significant adverse alteration in the nature or status of his responsibilities or the conditions of his employment from those in effect as of the effective date of the Agreement; or

               (D) any purported termination of the Executive's employment which is not effected pursuant to a Notice of Termination satisfying the requirements of Section 11 hereof, and for purposes of this Agreement no such purported termination of the Executive by the Company shall be effective;

          (ii) the discharge of the Executive by the Bank for any reason other than for "Cause" as provided in Section 9(a); or

          (iii) the Executive's death

then the Company shall pay to the Executive the amounts provided for under
Section 8(b), Section 8(c) or Section 8(d), as set forth below.

     (b) Upon the termination of the Executive's employment with the Company under circumstances described in Section 8(a)(i) or (ii), the Company shall pay and provide to the Executive:

          (i) within thirty (30) days following his termination of employment with the Company, his earned but unpaid base salary as of the Date of Termination;

          (ii) the benefits, if any, to which he is entitled as a former employee under the Company's employee benefit plans and programs and compensation plans and programs; and

          (iii) subject to Section 8(c) and Section 12, continued group life, health (including medical and major medical), accident and dental insurance benefits, in addition to that provided pursuant to Section 8(b)(ii), if and to the extent necessary to provide to or on behalf of the Executive, for the remaining unexpired portion of the Employment Term, coverage equivalent to the coverage to which he could have been entitled if he had continued working for the Company during the remaining unexpired Employment Term at the highest annual rate of base salary achieved at any time during the Employment Term;

          (iv) subject to Section 8(c) and Section 12, in lieu of any further salary payments to the Executive for periods subsequent to the Date of Termination, the Company shall pay as liquidated damages to the

          Executive an amount equal to the product of (A) the Executive's annual base salary rate in effect as of the Date of Termination and
          (B) the number of years (including partial years) remaining in the Executive's Employment Term; such amount to be paid in equal bi-weekly payments over the remaining term of this Agreement;

          (v) within thirty (30) days following his termination of employment with the Company, a lump sum payment in an amount equal to the excess, if any, of: (A) the present value of the benefits to which the Executive would be entitled under the Company's Plan of Pensions and Retirement Benefits if he had continued working for the Company during the remaining unexpired Employment Term earning the highest rate of base salary achieved at any time during the Employment Term, over (B) the present value of the benefits to which he is actually entitled under the Company's Plan of Pensions and Retirement Benefits, as of his Date of Termination, where such present values are to be determined using a discount rate of 8%;

          (vi) within thirty (30) days following his termination of employment with the Company, a lump sum payment in an amount equal to the present value of the Company's matching contributions that would have been made on the Company's Incentive Savings Plan if he had continued working for the Company during the remaining unexpired Employment Term earning the highest rate of base salary achieved during the Employment Term and if the Company had made the maximum amount of Bank matching contributions permitted under the Incentive Savings Program, where such present value is to be determined using a discount rate of 8%; and

          (vii) at the election of the Executive made within thirty (30) days following his Date of Termination of employment with the Company, upon the surrender of all outstanding options or appreciation rights issued to him under the Company's Long-Term Incentive Program, or under any other stock option or appreciation rights plan or program maintained by the Company, a lump sum payment in an amount equal to the product of:

               (A) the excess of (I) the fair market value of a share of stock of the Company of the same class as the stock subject to the option or appreciation right, determined as of the Date of Termination of employment, over (II) the exercise price per share for such option or appreciation right, as specified in or under the relevant plan or program; multiplied by

               (B) the number of shares with respect to which options or appreciation rights are being surrendered.

     For purposes of this Section 8(b) (vii), the Executive shall be

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
               deemed to be fully vested in all outstanding options and appreciation rights previously granted to him under the Company's Long-Term Incentive Program or under any other stock option or appreciation rights plan or program maintained by the Company.

               (c) Anything to the contrary notwithstanding, the Company's obligation to provide benefits and payments to the Executive pursuant to Section 8(b) (iii) and (iv) hereof shall terminate upon the Executive's death. In the event, however, the Executive dies within six (6) months following his termination of employment with the Company under circumstances described in
               Section 8(a) (i) or (ii), the Company shall be obligated to pay to the Executive's designated beneficiary, or if none, to his estate, the benefits and payments described in Section 8(b)
               (iii) and (iv) until the earlier of 1) six (6) months after the Executive's death or 2) the expiration of the Executive's Employment Term.

               (d) If the Executive's employment is terminated by his death, the Company shall pay any amounts due to the Executive under Section 5 through the date of his death to the Executive's designated beneficiary, or if none, to his estate. In addition, the Company shall pay to the Executive's designated beneficiary, or if none, to his estate, within thirty (30) days of the date of his death, a lump sum payment equal to three times the Executive's annual base salary determined under Section 5(a) hereof.

               (e) Notwithstanding the foregoing provisions of this Section 8, any benefit to which the Executive would otherwise be entitled under this Agreement shall be offset by, and to the extent of, any benefit that the Executive receives pursuant to a Severance/Change In Control Agreement between the Company and the Executive dated August 1, 1988, as the same may be amended from time to time.

               9. Termination without Additional Company Liability.

     In the event that the Executive's employment with the Company shall terminate during the Employment Term on account of:

     (a) the Executive's voluntary resignation from employment with the Company for reasons other than those specified in Section 8(a) (i);

     (b) the Executive's absence from the full-time performance of his duties hereunder for six (6) consecutive months as a result of the Executive's incapacity due to physical or mental illness; it being understood that the Company may terminate the Executive's employment after such absence if within thirty (30) days after written Notice of Termination is given, the Executive shall not have returned to the full-time performance of his duties hereunder;

     (c) the discharge of the Executive for "Cause". For purposes of this Agreement, the Company shall have "Cause" to terminate the Executive's employment hereunder upon (i) the willful and continued failure by the Executive to substantially perform his duties hereunder (other than any such failure resulting from the Executive's incapacity due to physical or mental illness) after a written demand for substantial performance is delivered by the Company that specifically identifies the manner in which the Company believes the Executive has not substantially performed his duties, or (ii) the willful engaging by the Executive in misconduct which is materially injurious to the Company, monetarily or otherwise. For purposes of this paragraph, no act, or failure to act, on the Executive's part shall be considered "willful" unless done, or omitted to be done, by him not in good faith and without reasonable belief that his action or omission was in the best interest of the Company. Notwithstanding the foregoing, the Executive shall not be deemed to have been terminated for Cause without (1) reasonable notice to the Executive setting forth the reasons for the Company's intention to terminate for Cause, (2) an opportunity for the Executive, together with his counsel, to be heard before the Board, and (3) delivery to the Executive of a Notice of Termination, as defined in Section 11 hereof, from the Board finding that in the good faith opinion of three quarters (3/4) of the Board, the Executive was guilty of conduct set forth above in clause (i) or (ii) hereof, and specifying the particulars thereof in detail;

then the Company shall have no further obligations under this Agreement, other than the payment to the Executive of his earned but unpaid salary as of the Date of Termination of his employment, and the provision of such other benefits, if any, to which he is entitled as a former employee under the Company employee benefit plans and programs and compensation plans and programs.

     10. Compensation During Disability. During any period that the Executive fails to perform his duties hereunder as a result of incapacity due to physical or mental illness ("disability period"), the Executive shall continue to receive his full salary at the rate then in effect for such period until his employment is terminated pursuant to Section 9(b) hereof, provided that payments so made to the Executive during the disability period shall be reduced by the sum of the amounts, if any, payable to the Executive at or prior to the time of any such payment under disability benefit plans wage continuation or sick pay plans of the Company or under the Social Security disability insurance program, and which amounts were not previously applied to reduce any such payment.

     11. Notice of Termination and Date of Termination. Any termination of the Executive's employment by the Company or by the Executive shall be communicated by a written Notice of Termination to the other party in accordance with Section 14 hereof. A "Notice of Termination" shall mean a written notice which shall indicate the specific termination provision of this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive's employment and the provision so indicated. "Date of Termination" shall mean (i) if the Executive's employment is terminated by his death, the date of his death, (ii) if the Executive's employment is terminated on account of Disability, thirty (30) days after Notice of Termination is given (provided the Executive shall not have returned to the performance of his duties on a full time basis during such thirty (30) day period, (iii) if the Executive's employment is terminated for Cause, the date specified in the Notice of Termination and (iv) if the Executive's employment is terminated for any other reason, the date on which the Notice of Termination is given; provided,

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
however, that if within thirty (30) days after any Notice of Termination is given the party receiving such Notice of Termination notifies the other party hereto that a dispute exists concerning the termination, the Date of Termination shall be the date on which the dispute is finally determined.

     12. Mitigation. If the Executive's employment shall terminate with Company liability in accordance with Section 8 (a) (i) or (ii) hereof, then not later than six months after such termination, the Executive shall make reasonable good faith efforts to mitigate damages by seeking other comparable employment; provided, however, that the Executive shall not be required to accept a position at a reduced level of compensation, of less dignity and importance or of substantially different character than the highest position theretofore held by him with the Company during the Employment Term, nor shall he be required to accept a position in a location outside the greater New York City Metropolitan area. To the extent that the Executive shall receive compensation or benefits from such other employment, the payments to be made and the benefits to be provided by the Company under the provisions of Section 8 (b) (iii) and (iv) shall be correspondingly reduced. If the Executive shall fail to make reasonable good faith efforts to mitigate damages by seeking other comparable employment, the Company's obligations hereunder shall cease until such time as the Executive commences to make such efforts.

     13. Successors; Binding Agreement.

          (a) The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, by agreement in form and substance satisfactory to the Executive, to expressly assume and agree to perform this Agreement, in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. Failure of the Company to obtain such assumption and agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle the Executive to compensation from the Company in the same amount and on the same terms as he would be entitled to hereunder if he terminated his employment in accordance with Section 8(a) (i), except that for purposes of implementing the foregoing, the date on which any such succession becomes effective shall be deemed the Date of Termination. As used in this Agreement, "Company" shall mean the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid which executes and delivers the agreement provided for in this Section 13 or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law.

          (b) This Agreement and all rights of the Executive hereunder shall inure to the benefit of and be enforceable by the Executive's personal or legal representatives, executors, administrators, successors, heirs distributees, devisees and legatees. If the Executive should die while any amounts would still be payable to him hereunder if he had continued to live, all such amount unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to the Executive's devisee, legatee, or other designee or, if there be no such designee, to the Executive's estate.

     14. Notice. For the purposes of this Agreement, notices, demands and all other communications provided for in this Agreement shall be in writing and

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shall be deemed to have been duly given when delivered or (unless otherwise specified) mailed by United States certified or registered mail, return receipt requested, postage prepaid, addressed as follows:

          If to the Executive:

               Gerard C. Keegan
               151 Brixton Road
               Garden City, New York 11530

          If to the Company:

               The Greater New York Savings Bank
               Administrative Headquarters
               One Penn Plaza
               New York, New York 10119
               Attn: Secretary

or to such other address as any party may have furnished to the others in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

     15. Outplacement Service. In the event of a termination of employment with Company liability pursuant to Section 8, the Company shall retain for the Executive a recognized, professional outplacement service in the New York City Metropolitan area, mutually acceptable to the Company and the Executive to assist the Executive in his relocation efforts, such assistance to include secretarial and office facilities if necessary.

     16. Miscellaneous. No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Executive and such officer of the Company as may be specifically designated by the Board. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of New York without regard to its conflicts of law principles.

     17. Validity. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

     18. Indemnification and Attorneys' Fees. The Company shall indemnify, hold harmless and defend the Executive against reasonable costs, including legal fees, incurred by him in connection with or arising out of any action, suit or proceeding in which he may be involved, as a result of his efforts, in good faith, to defend or enforce the terms of this Agreement.

     19. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

     20. Arbitration. Any dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration, conducted before a panel of three arbitrators in New York, New York, in accordance with the rules of the American Arbitration Association then in Effect. Judgment may be entered on the arbitrator's award in any court having jurisdiction; provided, however, that the Executive shall be entitled to seek specific performance of his right to be paid until the Date of Termination during the pendency of any dispute or controversy arising under or in connection with this Agreement. The expense of such arbitration shall be borne by the Company.

     21. Entire Agreement. This Agreement sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supercedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by an officer, employee or representative of any party hereto; and any prior agreement of the parties hereto in respect of the subject matter contained herein is hereby terminated and cancelled.

     IN WITNESS WHEREOF, the parties have executed this Agreement on the date and year first above written.


Attest:                                 THE GREATER NEW YORK SAVINGS BANK

BY:  /s/ [SIGNATURE]                    By: /s/ Charles J. Ohlig
   -------------------------------         --------------------------------
     Assistant Secretary                     Charles J. Ohlig
                                             Chairman


Witness:                                EXECUTIVE
 /s/ [SIGNATURE]                         /s/ Gerard C. Keegan
----------------------------------      ------------------------------------
                                        Gerard C. Keegan
                                        President

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                              AMENDATORY AGREEMENT
                                       TO
                              EMPLOYMENT AGREEMENT

     This Agreement is made as of June 22, 1994, by and between The Greater New York Savings Bank, a savings bank organized under the laws of the State of New York and having its principal office at 451 Fifth Avenue, Brooklyn, New York (the "Company"), and Michael J. Henchy (the "Executive"); and

     WHEREAS, the Company and the Executive entered into an Employment Agreement made as of October 18, 1988, (the "Employment Agreement"); and

     WHEREAS, the Company and the Executive desire to amend the Employment Agreement; and

     WHEREAS, the Company's Board of Directors has duly authorized the appropriate officers of the Company to execute this Amendatory Agreement to Employment Agreement;

     NOW, THEREFORE, in consideration of the provisions and the covenants and obligation set forth herein, the Company and the Executive do hereby declare and agree that effective as of June 22, 1994, the Employment Agreement is hereby amended as follows:

     FIRST: The third sentence of Section 2 of the Employment Agreement is amended by deleting the words "June 30" and replacing same with the words "July 31".

     SECOND: Subsection 5(c) of the Employment Agreement is hereby amended by adding the following language after the words ("Pension Plan") on the fifth line thereof:

     "Employment Stock Ownership Plan ("ESOP"), Supplemental Executive Retirement Plan ("SERP")"

     THIRD: Subsection 8(a)(i)(C) of the Employment Agreement is deleted in its entirety and replaced with the following:

     "the assignment to the Executive of any duties inconsistent with the position in the Company that he then holds, or a significant adverse alteration in the nature or status of his responsibilities or the conditions of his employment; or"

     FOURTH: Subsection 8(a) (ii) is hereby deleted in its entirety and replaced with the following:

     "the discharge of the Executive by the Company for any reason other than for "Cause" as provided in Section 9(c); or"








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

     FIFTH: Subsection 8(b) (v) is deleted in its entirety and replaced with the following:

     "within thirty (30) days following his termination of employment with the Company, a lump sum payment in an amount equal to the excess, if any, of:
     (A) the present value of the pension benefits to which the Executive would be entitled under the Company's Pension Plan and SERP if he had continued working for the Company during the remaining unexpired Employment Term earning the highest rate of base salary achieved at any time during the Employment Term, over (B) the present value of the pension benefits to which he is actually entitled under the Company's Pension Plan and SERP, as of his Date of Termination, where such present values are to be determined using a discount rate of 8%;"

     SIXTH: Subsection 8(b) (vi) is deleted in its entirety and replaced with the following:

     "within thirty (30) days following his termination of employment with the Company, a lump sum payment in an amount equal to present value of the contributions and forfeitures ("allocations") that would have been made to the Company's ESOP and SERP on the Executive's behalf if a) the Executive had continued working for the Company during the remaining unexpired Employment Term earning the highest rate of base salary achieved during the Employment Term, and b) an allocation had been made on the last day of each calendar year during the remaining unexpired Employment Term and on the final day of the Employment Term (in which case the allocation shall be prorated based upon the number of days in the final year of the Employment
     Term) based upon the ESOP allocation rate for the year immediately preceding the Executive's Date of Termination, where such present value is to be determined using a discount rate of 8%; and"

     SEVENTH: Section 21 of the Employment Agreement is hereby renumbered
Section 22 and the following new Section 21 is added to the Employment
Agreement:

     "Limitations. If at the time the Company is obligated to make a payment hereunder such payment constitutes a "golden parachute payment", as defined in Section 18(k) of the Federal Deposit Insurance Act, 12 U.S.C. 1828(k) ("Act"), and the regulations promulgated thereunder, the Company will make such payment only if, and to the extent that, such payment is not prohibited by the Act or the regulations promulgated thereunder. If at the time the Company is obligated to make a payment hereunder which constitutes an "indemnification payment", as defined in the Act and the regulations promulgated thereunder, the Company will make such payment

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     only if, and to the extent that, such payment is not prohibited by the Act of the regulations promulgated thereunder."

     IN WITNESS WHEREOF, the Company and the Executive, have executed this Agreement, as of the day and year first above written.


ATTEST:                                 THE GREATER NEW YORK SAVINGS BANK

BY: /s/ [SIGNATURE]                     By: /s/ Gerard C. Keegan
   -------------------------------         --------------------------------
     Secretary                               Gerard C. Keegan, Chairman,
                                             President and Chief Executive
                                             Officer


WITNESS:                                EXECUTIVE
 /s/ [SIGNATURE]                         /s/ Michael J. Henchy
----------------------------------      ------------------------------------
                                            Michael J. Henchy, Executive
                                            Vice President and Chief
                                            Administrative Officer

                              EMPLOYMENT AGREEMENT

     AGREEMENT made as of this 18th day of October, 1988, between The Greater New York Savings Bank, a New York banking corporation (the "Company"), and Michael J. Henchy (the "Executive").

     The Executive is presently employed by the Company as an Executive Vice President.

     The Board of Directors of the Company (the "Board") recognizes that Executive's contribution to the growth and success of the Company has been substantial. The Board desires to provide for the continued employment of the Executive and to make certain changes in the Executive's employment arrangements with the Company which the Board has determined will reinforce and encourage the continued attention and dedication to the Company of the Executive as a member of the Company's management, in the best interest of the Company and its shareholders. The Executive is willing to commit himself to continue to serve the Company, on the terms and conditions herein provided.

     In order to effect the foregoing, the Company and the Executive wish to enter into an employment agreement on the terms and conditions set forth below. Accordingly, in consideration of the premises and the respective covenants and agreements of the parties herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

     1. Employment. The Company hereby agrees to continue to employ the Executive, and the Executive hereby agrees to continue to serve the Company, on the terms and conditions set forth herein.

     2. Employment Term. Except as otherwise provided in this Agreement to the contrary, the terms and conditions of this Agreement shall remain in effect during the period of employment ("Employment Term") established under this
Section 2. The employment of the Executive by the Company as provided in Section 1 will commence on the date hereof and end on October 31, 1991 unless further extended or sooner terminated as hereinafter provided. Commencing on November 1, 1989 and each November 1 thereafter, the term of the Executive's employment shall automatically be extended for one additional year to October 31, 1992 and each October 31, thereafter, unless, not later than June 30 of the year immediately preceding such November 1, the Company or the Executive shall have given notice to the other party that it does not wish to extend this Agreement. In no event, however, shall the term of the Executive's employment hereunder extend beyond the earlier of (a) the date of the Executive's actual retirement under the Company's Pension Plan (as hereinafter defined) or (b) the end of the month in which the Executive's sixty-fifth (65th) birthday occurs. Nothing in this Agreement, however, shall prohibit a continuation of the Executive's employment following the expiration of the Employment term upon such terms and conditions as the Company and the Executive may mutually agree upon.

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     3. Position and Duties. The Executive shall serve as an Executive Vice
President of the Company and shall have such responsibilities, duties and authority as he may have as of the date hereof (or any position to which he may be promoted after the date hereof) and as may from time to time be assigned to the Executive by the Board that are consistent with such responsibilities, duties and authority. The Executive shall devote substantially all his working time and efforts to the business and affairs of the Company.

     4. Place of Performance. In connection with the Executive's employment by the Company, the Executive shall be based at One Penn Plaza, 27th Floor, New York, New York 10119, or at such other office within the New York City Metropolitan Area, as the Company may from time to time detemine, provided that such office is within a fifty (50) mile radius of the Company's present administrative headquarters located at One Penn Plaza, New York, New York, except for required travel on the Company's business to an extent substantially consistent with present business travel obligations.

     5. Compensation and Related Matters.

          (a) Salary. During the Executive's Employment Term, hereunder, the Company shall pay to the Executive an annual base salary ("salary") equal to the greater of a) the annual base salary in effect as of the date hereof or b) such higher salary as may from time to time be determined by the Board, such salary to be paid in substantially equal bi-weekly installments or otherwise in accordance with the Company's then customary payroll practice. This salary may be increased from time to time in accordance with normal business practices of the Company and, if so increased, shall not thereafter during the Employment Term be decreased. Compensation of the Executive by salary payments shall not be deemed exclusive and shall not prevent the Executive from participating in any other compensation or benefit plan of the Company. The salary payments (including any increased salary payments) hereunder shall not in any way limit or reduce any other obligation of the Company hereunder, and no other compensation, benefit or payment hereunder shall in any way limit or reduce the obligation of the Company to pay the Executive's salary hereunder.

          (b) Expenses. During the Executive's Employment Term, the Executive shall be entitled to receive prompt reimbursement for all reasonable and customary expenses incurred by the Executive in performing services hereunder, including all expenses of travel and, living expenses while away from home on business or at the request of and in the service of the Company, provided that such expenses are incurred and accounted for in accordance with the policies and procedures established by the Company from time to time.

          (c) Other Benefits. The Company shall maintain in full force and effect, and the Executive shall, upon satisfaction of any applicable service requirements, be entitled to participate in, all of the employee benefit plans and arrangements in effect on the date hereof (including, without limitation, the Company's Plan of Pension and Retirement Benefits ("Pension Plan"), Incentive Savings Plan, the Long-Term Incentive Plan, group life insurance and accident plan, medical and dental insurance plans, and disability plan, and such other employee benefit plans and programs and other compensation plans or programs, providing the Executive with at least equivalent benefits thereunder, as the Company may maintain from time to time, provided that the Company shall not make any changes in such plans or arrangements that would adversely affect the Executive's rights or benefits thereunder; provided, however, that, such a

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change may be made, including termination of such plans or arrangements if it occurs pursuant to a program applicable to all executives of the Company and does not result in a proportionately greater reduction in the rights of or benefits to the Executive as compared with any other executive of the Company. The Executive shall be entitled to participate in or receive benefits under any employee benefit plan or arrangement made available by the Company in the future to its executives and key management employees, subject to and on a basis consistent with the terms, conditions and overall administration of such plans and arrangements. Nothing paid to the Executive under any such plan or arrangement presently in effect or made available in the future shall be deemed to be in lieu of the salary payable to the Executive pursuant to paragraph (a) of this Section. Any payments or benefits payable to the Executive hereunder in respect of any calendar year during which the Executive is employed by the Company for less than the entire such year shall, unless otherwise provided in the applicable plan or arrangement, be prorated in accordance with the number of days in such calendar year during which he is so employed.

          (d) Vacations. The Executive shall be entitled to no less than the number of vacation days in each calendar year determined in accordance with the Company's vacation policy as in effect on the date hereof. The Executive shall also be entitled to all paid holidays and personal days given by the Company to its executives.

          (e) Services Furnished. The Company shall furnish the Executive with office space, secretarial assistance and such other facilities and services as shall be suitable to the Executive's position and adequate for the performance of his duties as set forth in Section 3 hereof.

     6. Offices. Subject to Sections 3 and 4, the Executive agrees to serve without additional compensation, if elected or appointed thereto, as a director of the Company and any of its subsidiaries and in one or more executive offices of any of the Company's subsidiaries, provided that the Executive is indemnified for serving in any and all such capacities on a basis no less favorable than is currently provided by the Company to any other officer or director of the Company or any of its subsidiaries.

     7. Board Memberships. The Executive may serve as a member of the board of directors of such business organizations as he may disclose to the Board; provided, however, that such service shall not materially interfere with the performance of his duties under this Agreement.

     8. Termination of Employment with Company Liability.

          (a) In the event that the Executive's employment with the Company shall terminate during the Employment Term on account of:

               (i) the Executive's resignation from employment with the Company within sixty (60) days following:

                    (A) the failure of the Company to elect or to re-elect the Executive following its annual shareholder's meeting to serve as an officer of the Company in a position at least equivalent in seniority to the most senior position at the Company theretofore held by the Executive during

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                    the Exployment Term;

                    (B) a failure by the Company to comply with any material provision of this Agreement which as not been cured within ten (10) days after notice of such noncompliance has been given by the Executive to the Company;

                    (C) the assignment to the Executive of any duties inconsistent with the position in the Company that he holds as of the effective date of the Agreement, or a significant adverse alteration in the nature or status of his responsibilities or the conditions of his employment from those in effect as of the effective date of the Agreement; or

                    (D) any purported termination of the Executive's employment which is not effected pursuant to a Notice of Termination satisfying the requirements of Section 11 hereof, and for purposes of this Agreement no such purported termination of the Executive by the Company shall be effective;

               (ii) the discharge of the Executive by the Bank for any reason other than for "Cause" as provided in Section 9(a); or

               (iii) the Executive's death

then the Company shall pay to the Executive the amounts provided for under
Section 8(b), Section 8 (c) or Section 8(d), as set forth below.

          (b) Upon the termination of the Executive's employment with the Company under circumstances described in Section 8(a) (i) or (ii), the Company shall pay and provide to the Executive:

               (i) within thirty (30) days following his termination of employment with the Company, his earned but unpaid base salary as of the Date of Termination;

               (ii) the benefits, if any, to which he is entitled as a former employee under the Company's employee benefit plans and programs and compensation plans and programs; and

               (iii) subject to Section 8(c) and Section 12, continued group life, health (including medical and major medical), accident and dental insurance benefits benefits, in addition to that provided pursuant to Section 8(b) (ii), if and to the extent necessary to provide to or on behalf of the Executive, for the remaining unexpired portion of the Employment Term, coverage equivalent to the coverage to which he would have been entitled if he had continued working for the Company during the remaining unexpired Employment Term at the highest annual rate of base salary achieved at any time during the Employment Term;

               (iv) subject to Section 8(c) and Section 12, in lieu of any further salary payments to the Executive for periods subsequent to the Date of Termination, the Company shall pay as liquidated damages to the

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               Executive an amount equal to the product of (A) the Executive's annual base salary rate in effect as of the Date of Termination and (B) the number of years (including partial years) remaining in the Executive's Employment Term; such amount to be paid in equal bi-weekly payments over the remaining term of this Agreement;

               (v) within thirty (30) days following his termination of employment with the Company, a lump sum payment in an amount equal to the excess, if any, of: (A) the present value of the benefits to which the Executive would be entitled under the Company's Plan of Pensions and Retirement Benefits if he had continued working for the Company's during the remaining unexpired Employment Term earning the highest rate of base salary achieved at any time during the Employment Term, over (B) the present value of the benefits to which he is actually entitled under the Company's Plan of Pensions and Retirement Benefits, as of his Date of Termination, where such present values are to be determined using a discount rate of 8%;

               (vi) within thirty (30) days following his termination of employment with the Company, a lump sum payment in an amount equal to the present value of the Company's matching contributions that would have been made on the Company's Incentive Savings Plan if he had continued working for the Company during the remaining unexpired Employment Term during the highest rate of base salary achieved during the Employment Term and if the Company had made the maximum amount of Bank matching contributions permitted under the Incentive Savings Program, where such present value is to be determined using a discount rate of 8%; and

               (vii) at the election of the Executive made within thirty (30) days following his Date of Termination of employment with the Company, upon the surrender of all outstanding options or appreciation rights issued to him under the Company's Long-Term Incentive Program, or under any other stock option or appreciation rights plan or program maintained by the Company, a lump sum payment in an amount equal to the product of:

                    (A) the excess of (I) the fair market value of a share of stock of the Company of the same class as the stock subject to the option or appreciation right, determined as of the Date of Termination of employment, over (II) the exercise price per share for such option or appreciation right, as specified in or under the relevant plan or program; multiplied by

                    (B) the number of shares with respect to which options or appreciation rights are being surrendered.

     For purposes of this Section 8(b) (vii), the Executive shall be

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                    deemed to be fully vested in all outstanding options and
                    appreciation rights previously granted to him under the Company's Long-Term Incentive Program or under any other stock option or appreciation rights plan or program maintained by the Company.

                    (c) Anything to the contrary notwithstanding, the Company's obligation to provide benefits and payments to the Executive pursuant to Section 8(b)(iii) and (iv) hereof shall terminate upon the Executive's death. In the event, however, the Executive dies within six (6) months following his termination of employment with the Company under circumstances described in Section 8(a)(i) or (ii), the Company shall be obligated to pay to the Executive's designated beneficiary, or if none, to his estate, the benefits and payments described in Section 8 (b) (iii) and
                    (iv) until the earlier of 1) six (6) months after the Executive's death or 2) the expiration of the Executive's Employment Term.

                    (d) If the Executive's employment is terminated by his death, the Company shall pay any amounts due to the Executive under Section 5 through the date of his death to the Executive's designated beneficiary, or if none, to his estate. In addition, the Company shall pay to the Executive's designated beneficiary, or if none, to his estate, within thirty (30) days of the date of his death, a lump sum payment equal to three times the Executive's annual base salary determined under Section 5(a) hereof.

                    (e) Notwithstanding the foregoing provisions of this Section 8, any benefit to which the Executive would otherwise be entitled under this Agreement shall be offset by, and to the extent of, any benefit that the Executive receives pursuant to a Severance/Change In Control Agreement between the Company and the Executive dated August 1, 1988, as the same may be amended from time to time.

     9. Termination without Additional Company Liability.

     In the event that the Executive's employment with the Company shall terminate during the Employment Term on account of:

     (a) the Executive's voluntary resignation from employment with the Company for reasons other than those specified in Section 8(a) (i);

     (b) the Executive's absence from the full-time performance of his duties hereunder for six (6) consecutive months as a result of the Executive's incapacity due to physical or mental illness; it being understood that the Company may terminate the Executive's employment after such absence if within thirty (30) days after written Notice of Termination is given, the Executive shall not have returned to the full-time performance of his duties hereunder;

     (c) the discharge of the Executive for "Cause". For purposes of this Agreement, the Company shall have "Cause" to terminate the Executive's employment hereunder upon (i) the willful and continued failure by the Executive to substantially perform his duties hereunder (other than any such failure resulting from the Executive's incapacity due to physical or mental illness) after a written demand for substantial performance is

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              delivered by the Company that specifically identifies the manner in which the Company believes the Executive has not substantially performed his duties, or (ii) the willful engaging by the Executive in misconduct which is materially injurious to the Company, monetarily or otherwise. For purposes of this paragraph, no act, or failure to act, on the Executive's part shall be considered "willful" unless done, or omitted to be done, by him not in good faith and without reasonable belief that his action or omission was in the best interest of the Company. Notwithstanding the foregoing, the Executive shall not be deemed to have been terminated for Cause without (1) reasonable notice to the Executive setting forth the reasons for the Company's intention to terminate for Cause, (2) an opportunity for the Executive, together with his counsel, to be heard before the Board, and (3) delivery to the Executive of a Notice of Termination, as defined in Section 11 hereof, from the Board finding that in the good faith opinion of three-quarters (3/4) of the Board, the Executive was guilty of conduct set forth above in clause (i) or (ii) hereof, and specifying the particulars thereof in detail;

then the Company shall have no further obligations under this Agreement, other than the payment to the Executive of his earned but unpaid salary as of the Date of Termination of his employment, and the provision of such other benefits, if any, to which he is entitled as a former employee under the Company employee benefit plans and programs and compensation plans and programs.

     10. Compensation During Disability. During any period that the Executive fails to perform his duties hereunder as a result of incapacity due to physical or mental illness ("disability period"), the Executive shall continue to receive his full salary at the rate then in effect for such period until his employment is terminated pursuant to Section 9(b) hereof, provided that payments so made to the Executive during the disability period shall be reduced by the sum of the amounts, if any, payable to the Executive at or prior to the time of any such payment under disability benefit plans wage continuation or sick pay plans of the Company or under the Social Security disability insurance program, and which amounts were not previously applied to reduce any such payment.

     11. Notice of Termination and Date of Termination. Any termination of the Executive's employment by the Company or by the Executive shall be communicated by a written Notice of Termination to the other party in accordance with Section 14 hereof. A "Notice of Termination" shall mean a written notice which shall indicate the specific termination provision of this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive's employment and the provision so indicated. "Date of Termination" shall mean (i) if the Executive's employment is terminated by his death, the date of his death, (ii) if the Executive's employment is terminated on account of Disability, thirty (30) days after Notice of Termination is given (provided the Executive shall not have returned to the performance of his duties on a full time basis during such thirty (30) day period, (iii) if the Executive's employment is terminated for Cause, the date specified in the Notice of Termination and (iv) if the Executive's employment is terminated for any other reason, the date on which the Notice of Termination is given; provided,

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however, that if within thirty (30) days after any Notice of Termination is given the party receiving such Notice of Termination notifies the other party hereto that a dispute exists concerning the termination, the Date of Termination shall be the date on which the dispute is finally determined.

     12. Mitigation. If the Executive's employment shall terminate with Company liability in accordance with Section 8(a)(i) or (ii) hereof, then not later than six months after such termination, the Executive shall make reasonable good faith efforts to mitigate damages by seeking other comparable employment; provided, however, that the Executive shall not be required to accept a position at a reduced level of compensation, of less dignity and importance or of substantially different character than the highest position theretofore held by him with the Company during the Employment Term, nor shall he be required to accept a position in a location outside the greater New York City Metropolitan area. To the extent that the Executive shall receive compensation or benefits from such other employment, the payments to be made and the benefits to be provided by the Company under the provisions of Section 8 (b) (iii) and (iv) shall be correspondingly reduced. If the Executive shall fail to make reasonable good faith efforts to mitigate damages by seeking other comparable employment, the Company's obligations hereunder shall cease until such time as the Executive commences to make such efforts.

     13. Successors; Binding Agreement.

          (a) The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, by agreement in form and substance satisfactory to the Executive, to expressly assume and agree to perform this Agreement, in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. Failure of the Company to obtain such assumption and agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle the Executive to compensation from the Company in the same amount and on the same terms as he would be entitled to hereunder if he terminated his employment in accordance with Section 8(a)(i), except that for purposes of implementing the foregoing, the date on which any such succession becomes effective shall be deemed the Date of Termination. As used in this Agreement, "Company" shall mean the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid which executes and delivers the agreement provided for in this Section 13 or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law.

          (b) This Agreement and all rights of the Executive hereunder shall inure to the benefit of and be enforceable by the Executive's personal or legal representatives, executors, administrators, successors, heirs distributees, devisees and legatees. If the Executive should die while any amounts would still be payable to him hereunder if he had continued to live, all such amount unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to the Executive's devisee, legatee, or other designee or, if there be no such designee, to the Executive's estate.

     14. Notice. For the Purposes of this Agreement, notices, demands and all other communications provided for in this Agreement shall be in writing and

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shall be deemed to have been duly given when delivered or (unless otherwise specified) mailed by United States certified or registered mail, return receipt requested, postage prepaid, addressed as follows:

                  If to the Executive:

                          Michael J. Henchy
                          74 Atlas Avenue
                          Malverne, New York 11565

                   If to the Company:

                          The Greater New York Savings Bank
                          Administrative Headquarters
                          One Penn Plaza
                          New York, New York 10119

                         Attn:     Secretary

or to such other address as any party may have furnished to the others in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

     15. Outplacement Service. In the event of a termination of employment with Company liability pursuant to Section 8, the Company shall retain for the Executive a recognized, professional outplacement service in the New York City Metropolitan area, mutually acceptable to the Company and the Executive to assist the Executive in his relocation efforts, such assistance to include secretarial and office facilities if necessary.

     16. Miscellaneous. No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Executive and such officer of the Company as may be specifically designated by the Board. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of New York without regard to its conflicts of law principles.

     17. Validity. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

     18. Indemnification and Attorneys' Fees. The Company shall indemnify, hold harmless and defend the Executive against reasonable costs, including legal fees, incurred by him in connection with or arising out of any action, suit or proceeding in which he may be involved, as a result of his efforts, in good faith, to defend or enforce the terms of this Agreement.

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     19. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

     20. Arbitration. Any dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration, conducted before a panel of three arbitrators in New York, New York, in accordance with the rules of the American Arbitration Association then in Effect. Judgment may be entered on the arbitrator's award in any court having jurisdiction; provided, however, that the Executive shall be entitled to seek specific performance of his right to be paid until the Date of Termination during the pendency of any dispute or controversy arising under or in connection with this Agreement. The expense of such arbitration shall be borne by the Company.

     21. Entire Agreement. This Agreement sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supercedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by an officer, employee or representative of any party hereto; and any prior agreement of the parties hereto in respect of the subject matter contained herein is hereby terminated and cancelled.

     IN WITNESS WHEREOF, the parties have executed this Agreement on the date and year first above written.


Attest:                                 THE GREATER NEW YORK SAVINGS BANK

BY: /s/ [SIGNATURE]                     By: /s/ Charles J. Ohlig
   -------------------------------         --------------------------------
     Assistant Secretary                   Charles J. Ohlig
                                           Chairman


Witness:                                EXECUTIVE
 /s/ [SIGNATURE]                         /s/ Michael J. Henchy
----------------------------------      ------------------------------------
                                           Michael J. Henchy
                                           Executive Vice President


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

                                                     Charles J. Ohlig
                                                     Chairman
                                                     and Chief Executive Officer

                                             September 1, 1989

Mr. Gerard C. Keegan
151 Brixton Road
Garden City, New York 11530

Dear Mr. Keegan:

      The Greater New York Savings Bank (the "Company") considers it essential to the best interests of its stockholders to foster the continuous employment of key management personnel. In this connection, the Board of Directors of the Company (the "Board") recognizes that, as is the case with many publicly held corporations, the possibility of a change in control may exist and that such possibility, and the uncertainty and questions which it may raise among management, may result in the departure or distraction of management personnel to the detriment of the Company and its stockholders.

      The Board has determined that appropriate steps should be taken to reinforce and encourage the continued attention and dedication of members of the Company's management, including yourself, to their assigned duties without distraction in the face of potentially disturbing circumstances arising from the possibility of a change in control of the Company, although no such change is now contemplated.

      In order to induce you to remain in the employ of the Company and in consideration of your agreement set forth in Subsection 2(ii) hereof, the Company agrees that you shall receive the severance benefits set forth in this letter agreement ("Agreement") in the event your employment with the Company is terminated subsequent to a "change in control of the Company" (as defined in Section 2 hereof) under the circumstances described below.

      1. Term of Agreement. This Agreement shall commence on the date hereof and shall continue in effect through August 31, 1992; provided, however, that commencing on September 1, 1990 and each September 1 thereafter, the term of this Agreement shall automatically be extended for one additional year unless, not later than the May 31 preceding each such September 1, the Company shall have given notice that it does not wish to extend this Agreement; provided, further, if a change in control of the Company shall have occurred during the original or extended term of this Agreement, this Agreement shall continue in effect for the later of (i) the original or extended term or (ii) a period of twenty-four (24) months beyond the month in which such change in control occurred.

Mr. Gerard C. Keegan
September 1, 1989
Page 2


      2. Change in Control. (i) No benefits shall be payable hereunder unless there shall have been a change in control of the Company, as set forth below. For purposes of this Agreement, a "change in control of the Company" shall be deemed to have occurred if (A) any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of l934, as amended (the "Exchange Act"), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 25% or more of the combined voting power of the Company's then outstanding securities; or (B) during any period of two consecutive years (not including any period prior to the execution of this Agreement), individuals who at the beginning of such period constitute the Board and any new director (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in clauses (A) or (C) of this Subsection) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or (C) the shareholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 80% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all the Company's assets.

      (ii) For purposes of this Agreement, a "potential change in control of the Company" shall be deemed to have occurred if (A) the Company enters into an agreement, the consummation of which would result in the occurrence of a change in control of the Company, (B) any person (including the Company) publicly announces an intention to take or to consider taking actions which if consummated would constitute a change in control of the Company; (C) any person, other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company, who is or becomes the beneficial owners, directly or indirectly, of securities of the Company representing 10% or more of the combined voting power of the Company's then outstanding securities, increases his beneficial ownership of such securities by 5% or more over the percentage so owned by such person on the date hereof; or (D) the Board adopts a resolution to the effect that, for purposes of this

Mr. Gerard C. Keegan
September 1, 1989
Page 3


Agreement, a potential change in control of the Company has occurred. You agree that, subject to the terms and conditions of this Agreement, in the event of a potential change in control of the Company, you will remain in the employ of the Company until the earliest of (i) a date which is six (6) months from the occurrence of such potential change in control of the Company, (ii) the termination by you of your employment by reason of Disability or Retirement as defined in Subsection 3(i), or (iii) the occurrence of a change in control of the Company.

      3. Termination Following Change in Control. If any of the events described in Subsection 2(i) hereof constituting a change in control of the Company shall have occurred, you shall be entitled to the benefits provided in Subsections 4(iii), 4(iv) and 4(v) hereof upon the subsequent termination of your employment during the term of this Agreement unless such termination is (A) because of your death or Disability, (B) by the Company for Cause, or (C) by you other than for Good Reason.

      (i) Disability. If, as a result of your incapacity due to physical or mental illness, you shall have been absent from the full-time performance of your duties with the Company for six (6) consecutive months, and within thirty
(30) days after written notice of termination is given you shall not have returned to the full-time performance of your duties, your employment may be terminated for "Disability".

      (ii) Cause. Termination by the Company of your employment for "Cause" shall mean termination upon (A) the willful and continued failure by you to substantially perform your duties with the Company (other than any such failure resulting from your incapacity due to physical or mental illness or any such actual or anticipated failure after the issuance of a Notice of Termination, by you for Good Reason as defined in Subsections 3(iv) and 3(iii), respectively) after a written demand for substantial performance is delivered to you by the Board, which demand specifically identifies the manner in which the Board believes that you have not substantially performed your duties, or (B) the willful engaging by you in conduct which is demonstrably and materially injurious to the Company, monetarily or otherwise. For purpose of this Subsection, no act, or failure to act, on your part shall be deemed "willful" unless done, or omitted to be done, by you not in good faith and without reasonable belief that your action or omission was in the best interest of the Company. Notwithstanding the foregoing, you shall not be deemed to have been terminated for Cause unless and until there shall have been delivered to you a copy of a resolution duly adopted by the affirmative vote of not less than three-quarters (3/4) of the entire membership of the Board at a meeting of the Board called and held for such purpose (after reasonable notice to you and an opportunity for you, together with your counsel, to be heard before the Board) finding that in the good faith opinion of the Board you were guilty of conduct set forth above in clauses (A) or (B) of the first sentence of this Subsection and specifying the particulars thereof in detail.

Mr. Gerard C. Keegan
September 1, 1989
Page 4


      (iii) Good Reason. You shall be entitled to terminate your employment for Good Reason. For purposes of this Agreement, "Good Reason" shall mean, without your express written consent, the occurrence after a change in control of the Company of any of the following circumstances unless, in the case of paragraphs
(A), (E), (F), (G) or (H), such circumstances are fully corrected prior to the Date of Termination specified in the Notice of Termination, as defined in Subsections 3(v) and 3(iv), respectively, given in respect thereof:

      (A) the assignment to you of any duties inconsistent with your present status as a President and Chief Operating Officer of the Company (or such other title or titles as you may be holding immediately prior to the change in control of the Company) or a substantial adverse alteration in the nature or status of your responsibilities from those in effect immediately prior to the change in control of the Company;

      (B) a reduction by the Company in your annual base salary as in effect on the date hereof or as the same may be increased from time to time except for across-the-board salary reductions similarly affecting all senior executives of the Company and each of its affiliated companies and all senior executives of any person in control of the Company and each of its affiliated companies;

      (C) the relocation of the Company's principal executive offices to a location outside the New York City Metropolitan Area (or, if different, the metropolitan area in which such offices are located immediately prior to the change in control of the Company) or the Company's requiring you to be based anywhere other than the Company's principal executive offices except for required travel on the Company's business to an extent substantially consistent with your present business travel obligations;

      (D) the failure by the Company, without your consent, to pay to you any portion of your current compensation except pursuant to an across-the-board compensation deferral similarly affecting all senior executives of the Company and all senior executives of any person in control of the Company, or to pay to you any portion of an installment of deferred compensation under any deferred compensation program of the Company within seven (7) days of the date of such compensation is due;

      (E) the failure by the Company to continue in effect any compensation plan in which you participate immediately prior to the change in control of the Company which is material to your total compensation, including but not limited to the Company's Long-Term Incentive Program and Employee Stock Ownership Plan or any substitute plans adopted prior to the change in control of the Company, unless an equitable arrangement (embodied in an ongoing substitute or alternative plan) has been made with respect to such plan, or the failure by the Company to continue your participation therein (or in such substitute or alternative plan) on a basis not materially less favorable, both in terms of the amount of benefits provided and the level of your participation relative to other participants, as existed at the time of the change in control of the Company;

Mr. Gerard C. Keegan
September 1, 1989
Page 5


      (F) the failure by the Company to continue to provide you with benefits substantially similar to those enjoyed by you under the Company's Plan of Pensions and Retirement Benefits (the "Pension Plan"), the Company's Supplemental Executive Retirement Plan (the "Supplemental Plan") if you are a participant in such Supplemental Plan at the time of a change in control of the Company or under any of the Company's life insurance, medical, health and accident, or disability plans in which you were participating at the time of the change in control of the Company, the taking of any action by the Company which would directly or indirectly materially reduce any of such benefits or deprive you of any material fringe benefit enjoyed by you at the time of the change in control of the Company, or the failure by the Company to provide you with the number of paid vacation days to which you are entitled on the basis of years of service with the Company in accordance with the Company's normal vacation policy in effect at the time of the change in control of the Company;

      (G) the failure of the Company to obtain a satisfactory agreement from any successor to assume and agree to perform this Agreement, as contemplated in Section 5 hereof; or

      (H) any purported termination of your employment which is not effected pursuant to a Notice of Termination satisfying the requirements of Subsection (iv) below (and, if applicable, the requirements of Subsection
      (ii) above); for purposes of this Agreement, no such purported termination shall be effective.

Your right to terminate your employment pursuant to this Subsection shall not be affected by your incapacity due to physical or mental illness. Your continued employment shall not constitute consent to, or a waiver of rights with respect to, any circumstance constituting Good Reason hereunder.

      (iv) Notice of Termination. Any purported termination of your employment by the Company or by you shall be communicated by written Notice of Termination to the other party hereto in accordance with Section 6 hereof. For purposes of this Agreement, a "Notice of Termination" shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of your employment under the provisions so indicated.

      (v) Date of Termination, Etc. "Date of Termination" shall mean (A) if your employment is terminated for Disability, thirty (30) days after Notice of Termination is given (provided that you shall not have returned to the full-time performance of your duties during such thirty (30) day period), and (B) if your employment is terminated pursuant to Subsection (ii) or (iii) above or for any reason (other than Disability), the date specified in the Notice of Termination (which, in the case of a termination pursuant to Subsection (ii) above shall not be less than thirty (30) days, and in the case of a termination

Mr. Gerard C. Keegan
September 1, 1989
Page 6


pursuant to Subsection (iii) above shall not be less than fifteen (15) nor more than sixty (60) days, respectively, from the date such Notice of Termination is given); provided that if within fifteen (15) days after any Notice of Termination is given, or, if later, prior to the Date of Termination (as determined without regard to this proviso), the party receiving such Notice of Termination notifies the other party that a dispute exists concerning the termination, the Date of Termination shall be the date on which the dispute is finally determined, either by mutual written agreement of the parties, by a binding arbitration award, or by a final judgment, order or decree of a court of competent jurisdiction (which is not appealable or with respect to which the time for appeal therefrom has expired and no appeal has been perfected); provided further that the Date of Termination shall be extended by a notice of dispute only if such notice is given in good faith and the party giving such notice pursues the resolution of such dispute with reasonable diligence. Notwithstanding the pendency of any such dispute, the Company will continue to pay you your full compensation in effect when the notice giving rise to the dispute was given (including, but not limited to, base salary) and continue you as a participant in all compensation, benefit and insurance plans in which you were participating when the notice giving rise to the dispute was given, until the dispute is finally resolved in accordance with this Subsection. Amounts paid under this Subsection are in addition to all other amounts due under this Agreement and shall not be offset against or reduce any other amounts due under this Agreement.

      4. Compensation Upon Termination or During Disability. Following a change in control of the Company, as defined in Subsection 2(i), upon termination of your employment or during a period of Disability you shall be entitled to the following benefits:

      (i) During any period that you fail to perform your full-time duties with the Company as a result of incapacity due to physical or mental illness, you shall continue to receive your base salary at the rate in effect at the commencement of any such period, together with all compensation payable to you under any compensation plan of the Company in which you are a participant during such period, until this Agreement is terminated pursuant to Section 3(i) hereof reduced by any payments made to you during such period pursuant to any statutory disability plan or the Company's long-term disability plans or programs. Thereafter, or in the event your employment shall be terminated by the Company or by reason of your death, your benefits shall be determined upon the Company's retirement, insurance and other compensation plans and programs then in effect in accordance with the terms of such programs.

      (ii) If your employment shall be terminated by the Company for Cause or by you other than for Good Reason, Disability or death, the Company shall pay you your full base salary through the Date of Termination at the rate in effect at the time Notice of Termination is given, plus all other amounts to which you are entitled under any compensation plan of the Company at the time such payments are due, and the Company shall have no further obligations to you under this Agreement.

Mr. Gerard C. Keegan
September 1, 1989
Page 7


      (iii) If your employment by the Company shall be terminated (a) by the Company other than for Cause or Disability or (b) by you for Good Reason, then you shall be entitled to the benefits provided below:

      (A) the Company shall pay you your full base salary through the Date of Termination at the rate in effect at the time Notice of Termination is given, plus all other amounts to which you are entitled under any compensation plan of the Company, at the time such payments are due, except as otherwise provided below;

      (B) in lieu of any further salary payments to you for periods subsequent to the Date of Termination, the Company shall pay as severance pay to you a lump sum severance payment (together with the payments provided in paragraphs C and D below, the "Severance Payments") equal to three (3) times the sum of (x) your annual base salary in effect immediately prior to the occurrence of the circumstance giving rise to the Notice of Termination given in respect thereof, and (y) the highest annual amount paid to you as bonus compensation during the three-year period preceding that in which the Date of Termination occurs;

      (C) notwithstanding any provisions of the Long-Term Incentive Program and in lieu of payment thereunder, the Company shall pay to you a lump sum amount equal to the sum of (x) any incentive compensation which has been allocated or awarded to you under the Long-Term Incentive Program for a fiscal year or other measuring period preceding the Date of Termination but has not yet been paid, and (y) a pro rata portion to the Date of Termination of the aggregate value of all contingent incentive compensation awards to you under the Long-Term Incentive Program for all uncompleted periods under the Long-Term Incentive Program calculated as to each such award by multiplying the maximum value of a performance unit by
      (i) the percentage of the target level that has been achieved as of the Date of Termination, and (ii) a fraction, the numerator of which is the number of days that have elapsed in the performance cycle as of the Date of Termination and the denominator of which is the total number of days in the performance cycle;

      (D) notwithstanding any provision of the Long Term Incentive Program and in lieu of shares of common stock of the Company ("Company Shares") issuable upon exercise of outstanding options ("Options") or any related stock appreciation rights ("Rights"), if any, granted to you under the Long-Term Incentive Program (which Options and Rights shall be cancelled upon the making of the payment referred to below), you shall receive an amount in cash equal to the product of (i) the excess of the higher of such closing price on the date immediately preceding the date of payment or the highest per share price for Company Shares actually paid in connection with any change in control of the Company, over the per share exercise price of each Option or Right held by you (whether or not then fully exercisable), times (ii) the number of Company Shares covered by each such Option or Right;

Mr. Gerard C. Keegan
September 1, 1989
Page 8


      (E) an amount in cash equal to the sum of (i) the present value of your accrued benefit (determined by using the ongoing actuarial assumptions in effect immediately prior to your Date of Termination under the Company's tax qualified defined benefit plan in which you are a participant) under any tax qualified or non-qualified defined benefit plan sponsored by the Company and (ii) your account balance under any tax qualified or non-qualified defined contribution plan sponsored by the Company, in either case to the extent that such accrued benefit or account balance, as the case may be, shall not be fully vested at the time of your Date of Termination;

      (F) in the event that you become entitled to the payments (the "Severance Payments") provided under paragraphs (B), (C), (D) and (E), above, and Subsections (iv) and (v) below, if any of the Severance Payments or any portion of the Other Payments (as defined below) will be subject to the tax (the "Excise Tax") imposed by section 4999 of the Code, the Company shall pay to you at the time specified in paragraph (G) below, an additional amount (the "Gross-Up Payment") such that the net amount retained by you, after deduction of any Excise Tax on the Total Payments (as defined below) and any federal and state and local income tax solely upon the Gross-Up Payment shall be equal to the Total Payments minus the Gross-Up Payment. For purposes of determining whether any of the Severance Payments will be subject to the Excise Tax and the amount of such Excise Tax, (i) any other payments or benefits received or to be received by you in connection with a change of control of the Company or your termination of employment (whether payable pursuant to the terms of this Agreement or any other plan, arrangement or agreement with the Company, its successors, any person whose actions result in a change in control of the Company or any person affiliated with (or which, as a result of the completion of the transactions causing a change in control of the Company, will become affiliated) the Company or such person within the meaning of section 1504 of the Code (the "Other Payments") (together with the Severance Payments, the "Total Payments")) shall be treated as "parachute payments" within the meaning of section 280G(b)(2) of the Code, and all "excess parachute payments" within the meaning of section 280G(b)(1) shall be treated as subject to the Excise Tax, unless in the opinion of tax counsel selected by the Company's independent auditors and acceptable to you, the Total Payments (in whole or in part) do not constitute parachute payments, or such excess parachute payments (in whole or in part) represent reasonable compensation for services actually rendered within the meaning of section 280G(b)(4) of the Code in excess of the base amount within the meaning of section 280G(b)(3) of the Code, or are otherwise not subject to the Excise Tax, (ii) the amount of the Total Payments which shall be treated as subject to the Excise Tax shall be equal to the lesser of (A) the total amount of the Total Payments or (B) the amount of excess parachute payments within the meaning of section 280G(b)(1) (after applying cause
      (i), above, and (iii) the value of any non-cash benefits or any deferred payment or benefit shall be determined

Mr. Gerard C. Keegan
September 1, 1989
Page 9


      by the Company's independent auditors in accordance with the principles of sections 280G(d)(3) and (4) of the Code. For purposes of determining the amount of the Gross-Up Payment, you shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation in the calendar year in which the Gross-Up Payment is to be made and state and local income taxes at the highest marginal rate of taxation in the state and locality of your residence in the calendar year in which the Gross-Up Payment is to be made, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes. In the event that the Excise Tax is subsequently determined to be less than the amount taken into account hereunder at the time of termination of your employment, you shall repay to the Company at the time that the amount of such reduction in Excise Tax is finally determined the portion of the Gross-Up Payment attributable to such reduction (plus the portion of the Gross-Up Payment attributable to the Excise Tax and federal and state and local income tax imposed on the Gross-Up Payment being repaid by you if such repayment results in a reduction in Excise Tax and/or a federal and state and local income tax deduction) plus interest on the amount of such repayment at the rate provided in section 1274(b)(2)(B) of the Code. In the event that the Excise Tax is determined to exceed the amount taken into account hereunder at the time of the termination of your employment (including by reason of any payment the existence or amount of which cannot be determined at the time of the Gross-Up Payment), the Company shall make an additional gross-up payment in respect of such excess (plus any interest payable with respect to such excess) at the time that the amount of such excess is finally determined;

      (G) the payments provided for in paragraphs (B), (C), (D), (E) and (F), above, shall be made not later than the fifth day following the Date of Termination, provided, however, that if the amounts of such payments, cannot be finally determined on or before such day, the Company shall pay to you on such day an estimate, as determined in good faith by the Company, of the minimum amount of such payments and shall pay the remainder of such payments (together with interest at the rate provided in Section 1274(b)(2)(B) of the Code) as soon as the amount thereof can be determined but in no event later than the thirtieth day after the Date of Termination. In the event that the amount of the estimated payments exceeds the amount subsequently determined to have been due, such excess shall constitute a loan by the Company to you, payable on the fifth day after demand by the Company (together with interest at the rate provided in Section 1274(b)(2)(B) of the Code); and

      (H) the Company also shall pay to you all legal fees and expenses incurred by you as a result of such termination (including all such fees and expenses, if any, incurred in contesting or disputing any such termination or in seeking to obtain or enforce any right or benefit provided by this Agreement or in connection with any tax audit or proceeding to the extent attributable to the application of section 4999

Mr. Gerard C. Keegan
September 1, 1989
Page 10


      of the Code to any payment or benefit provided hereunder). Such payments shall be made at the later of the times specified in paragraph (G) above, or within five (5) days after your request for payment accompanied with such evidence of fees and expenses incurred as the Company reasonably may require.

      (iv) If your employment shall be terminated (A) by the Company other than for Cause or Disability or (B) by you for Good Reason, then for a twenty-four
(24) month period after such termination, the Company shall arrange to provide you at the Company's expense with life, disability, accident and health insurance benefits substantially similar to those which you are receiving immediately prior to the Note of Termination. Benefits otherwise receivable by you pursuant to this Subsection 4(iv) shall be reduced to the extent comparable benefits are actually received by you during the twenty-four (24) month period following your termination, and any such benefits actually received by you shall be reported to the Company.

      (v) If your employment shall be terminated (A) by the Company other than for Cause or Disability or (B) by you for Good Reason, then in addition to the retirement benefits to which you are entitled under the Pension Plan or any successor plans thereto and any supplemental pension benefits to which you are entitled under the Supplemental Plan or any successor plans thereto, the Company shall pay you in cash at the time and in the manner provided in paragraph (E) of subsection 4(iii), a lump sum equal to the actuarial equivalent of the excess of
(x) the retirement pension (determined as a straight life annuity commencing at age 65) which you would have accrued under the terms of the Pension Plan or the Supplemental Plan (without regard either to any amendment to the Pension Plan or the Supplemental Plan made subsequent to a change in control of the Company and on or prior to the Date of Termination, which amendment adversely affects in any manner the computation of retirement benefits thereunder, or the limitations imposed by Section 415, 401(a)(17) or any other section of the Code), determined as if you were fully vested thereunder, without actuarial reduction for early retirement in the event that you have attained age fifty-five (55) and have met at your Date of Termination the Early Retirement Pension eligibility standard set forth in the Pension Plan, and (y) the retirement pension determined as a straight life annuity commencing at age sixty-five (65) which you had then accrued pursuant to the provisions of the Pension Plan and the Supplemental Plan. For purposes of this Subsection, "actuarial equivalent" shall be determined using the same methods and assumptions utilized under the Pension Plan immediately prior to the change in control of the Company.

      (vi) You shall not be required to mitigate the amount of any payment provided for in this Section 4 by seeking other employment or otherwise, nor shall the amount of any payment or benefit provided for in this Section 4 be reduced by any compensation earned by you as the result of employment by another employer, by retirement benefits, by offset against any amount claimed to be owed by you to the Company, or otherwise except as specifically provided in this
Section 4.

Mr. Gerard C. Keegan
September 1, 1989
Page 11


      (vii) In addition to all other amounts payable to you under this Section 4, you shall be entitled to receive all benefits payable to you, at the respective time or times such payments are due, under the Pension Plan, the Incentive Savings Plan, the Employee Stock Ownership Plan and any other plan or agreement relating to retirement benefits.

      5. Successor; Binding Agreement. (i) The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. Failure of the Company to obtain such assumption and agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle you to compensation from the Company in the same amount and on the same terms as you would be entitled to hereunder if you terminate your employment for Good Reason following a change in control of the Company, except that for purposes of implementing the foregoing, the date on which any such succession becomes effective shall be deemed the Date of Termination. As used in this Agreement, "Company" shall mean the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise.

      (ii) This Agreement shall inure to the benefit of and be enforceable by your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If you should die while any amount would still be payable to you hereunder if you had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to your devisee, legatee or other designee or, if there is no such designee, to your estate.

      6. Notice. For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth on the first page of this Agreement, provided that all notice to the Company shall be directed to the attention of the Board with a copy to the Secretary of the Company, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.

      7. Miscellaneous. No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by you and such officer as may be specifically designated by the Board. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or

Mr. Gerard C. Keegan
September 1, 1989
Page 12


subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not expressly set forth in this Agreement. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of New York. All references to sections of the Exchange Act or the Code shall be deemed also to refer to any successor provisions to such sections. Any payments provided for hereunder shall be paid net of any applicable withholding required under federal, state or local law. The obligations of the Company under Section 4 shall survive the expiration of the term of this Agreement.

      8. Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

      9. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

      10. Arbitration. Any dispute or controversy arising under or in connection with this Agreement shall be settled, at the Company's expense, exclusively by arbitration in New York City, New York in accordance with the rules of the American Arbitration Association then in effect. Judgment may be entered on the arbitrator's award in any court having jurisdiction; provided, however, that you shall be entitled to seek specific performance of your right to be paid until the Date of Termination during the pendency of any dispute or controversy arising under or in connection with this Agreement.

      11. Entire Agreement. This Agreement sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supercedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by an officer, employee or representative of any party hereto; and any prior agreement of the parties hereto including but not limited to the Change in Control Agreement between the Company and you dated August 1, 1988, in respect to the subject matter contained herein is hereby terminated, cancelled and superceded hereby.

Mr. Gerard C. Keegan
September 1, 1989
Page 13


      If this letter sets forth our agreement on the subject matter hereof, kindly sign and return to the Company the enclosed copy of this letter which will then constitute our agreement on this subject.

                                        Sincerely,

                                        THE GREATER NEW YORK SAVINGS BANK

                                        by: /s/ Charles J. Ohlig
                                            ---------------------------------
                                            Charles J. Ohlig
                                            Chairman

Agreed to this 1st day of

September, 1989


/s/ Gerard C. Keegan
------------------------------
Gerard C. Keegan

                                                     Charles J. Ohlig
                                                     Chairman
                                                     and Chief Executive Officer

                                             September 1, 1989

Mr. Michael J. Henchy
74 Atlas Avenue
Malverne, New York 11565

Dear Mr. Henchy:

      The Greater New York Savings Bank (the "Company") considers it essential to the best interests of its stockholders to foster the continuous employment of key management personnel. In this connection, the Board of Directors of the Company (the "Board") recognizes that, as is the case with many publicly held corporations, the possibility of a change in control may exist and that such possibility, and the uncertainty and questions which it may raise among management, may result in the departure or distraction of management personnel to the detriment of the Company and its stockholders.

      The Board has determined that appropriate steps should be taken to reinforce and encourage the continued attention and dedication of members of the Company's management, including yourself, to their assigned duties without distraction in the face of potentially disturbing circumstances arising from the possibility of a change in control of the Company, although no such change is now contemplated.

      In order to induce you to remain in the employ of the Company and in consideration of your agreement set forth in Subsection 2(ii) hereof, the Company agrees that you shall receive the severance benefits set forth in this letter agreement ("Agreement") in the event your employment with the Company is terminated subsequent to a "change in control of the Company" (as defined in Section 2 hereof) under the circumstances described below.

      1. Term of Agreement. This Agreement shall commence on the date hereof and shall continue in effect through August 31, 1992; provided, however, that commencing on September 1, 1990 and each September 1 thereafter, the term of this Agreement shall automatically be extended for one additional year unless, not later than the May 31 preceding each such September 1, the Company shall have given notice that it does not wish to extend this Agreement; provided, further, if a change in control of the Company shall have occurred during the original or extended term of this Agreement, this Agreement shall continue in effect for the later of (i) the original or extended term or (ii) a period of twenty-four (24) months beyond the month in which such change in control occurred.

Mr. Michael J. Henchy
September 1, 1989
Page 2


      2. Change in Control. (i) No benefits shall be payable hereunder unless there shall have been a change in control of the Company, as set forth below. For purposes of this Agreement, a "change in control of the Company" shall be deemed to have occurred if (A) any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of l934, as amended (the "Exchange Act"), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 25% or more of the combined voting power of the Company's then outstanding securities; or (B) during any period of two consecutive years (not including any period prior to the execution of this Agreement), individuals who at the beginning of such period constitute the Board and any new director (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in clauses (A) or (C) of this Subsection) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or (C) the shareholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 80% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all the Company's assets.

      (ii) For purposes of this Agreement, a "potential change in control of the Company" shall be deemed to have occurred if (A) the Company enters into an agreement, the consummation of which would result in the occurrence of a change in control of the Company, (B) any person (including the Company) publicly announces an intention to take or to consider taking actions which if consummated would constitute a change in control of the Company; (C) any person, other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company, who is or becomes the beneficial owners, directly or indirectly, of securities of the Company representing 10% or more of the combined voting power of the Company's then outstanding securities, increases his beneficial ownership of such securities by 5% or more over the percentage so owned by such person on the date hereof; or (D) the Board adopts a resolution to the effect that, for purposes of this






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Mr. Michael J. Henchy
September 1, 1989
Page 3


Agreement, a potential change in control of the Company has occurred. You agree that, subject to the terms and conditions of this Agreement, in the event of a potential change in control of the Company, you will remain in the employ of the Company until the earliest of (i) a date which is six (6) months from the occurrence of such potential change in control of the Company, (ii) the termination by you of your employment by reason of Disability or Retirement as defined in Subsection 3(i), or (iii) the occurrence of a change in control of the Company.

      3. Termination Following Change in Control. If any of the events described in Subsection 2(i) hereof constituting a change in control of the Company shall have occurred, you shall be entitled to the benefits provided in Subsections 4(iii), 4(iv) and 4(v) hereof upon the subsequent termination of your employment during the term of this Agreement unless such termination is (A) because of your death or Disability, (B) by the Company for Cause, or (C) by you other than for Good Reason.

      (i) Disability. If, as a result of your incapacity due to physical or mental illness, you shall have been absent from the full-time performance of your duties with the Company for six (6) consecutive months, and within thirty
(30) days after written notice of termination is given you shall not have returned to the full-time performance of your duties, your employment may be terminated for "Disability".

      (ii) Cause. Termination by the Company of your employment for "Cause" shall mean termination upon (A) the willful and continued failure by you to substantially perform your duties with the Company (other than any such failure resulting from your incapacity due to physical or mental illness or any such actual or anticipated failure after the issuance of a Notice of Termination, by you for Good Reason as defined in Subsections 3(iv) and 3(iii), respectively) after a written demand for substantial performance is delivered to you by the Board, which demand specifically identifies the manner in which the Board believes that you have not substantially performed your duties, or (B) the willful engaging by you in conduct which is demonstrably and materially injurious to the Company, monetarily or otherwise. For purpose of this Subsection, no act, or failure to act, on your part shall be deemed "willful" unless done, or omitted to be done, by you not in good faith and without reasonable belief that your action or omission was in the best interest of the Company. Notwithstanding the foregoing, you shall not be deemed to have been terminated for Cause unless and until there shall have been delivered to you a copy of a resolution duly adopted by the affirmative vote of not less than three-quarters (3/4) of the entire membership of the Board at a meeting of the Board called and held for such purpose (after reasonable notice to you and an opportunity for you, together with your counsel, to be heard before the Board) finding that in the good faith opinion of the Board you were guilty of conduct set forth above in clauses (A) or (B) of the first sentence of this Subsection and specifying the particulars thereof in detail.






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Mr. Michael J. Henchy
September 1, 1989
Page 4


      (iii) Good Reason. You shall be entitled to terminate your employment for Good Reason. For purposes of this Agreement, "Good Reason" shall mean, without your express written consent, the occurrence after a change in control of the Company of any of the following circumstances unless, in the case of paragraphs
(A), (E), (F), (G) or (H), such circumstances are fully corrected prior to the Date of Termination specified in the Notice of Termination, as defined in Subsections 3(v) and 3(iv), respectively, given in respect thereof:

      (A) the assignment to you of any duties inconsistent with your present status as an Executive Vice President of the Company (or such other title or titles as you may be holding immediately prior to the change in control of the Company) or a substantial adverse alteration in the nature or status of your responsibilities from those in effect immediately prior to the change in control of the Company;

      (B) a reduction by the Company in your annual base salary as in effect on the date hereof or as the same may be increased from time to time except for across-the-board salary reductions similarly affecting all senior executives of the Company and each of its affiliated companies and all senior executives of any person in control of the Company and each of its affiliated companies;

      (C) the relocation of the Company's principal executive offices to a location outside the New York City Metropolitan Area (or, if different, the metropolitan area in which such offices are located immediately prior to the change in control of the Company) or the Company's requiring you to be based anywhere other than the Company's principal executive offices except for required travel on the Company's business to an extent substantially consistent with your present business travel obligations;

      (D) the failure by the Company, without your consent, to pay to you any portion of your current compensation except pursuant to an across-the-board compensation deferral similarly affecting all senior executives of the Company and all senior executives of any person in control of the Company, or to pay to you any portion of an installment of deferred compensation under any deferred compensation program of the Company within seven (7) days of the date of such compensation is due;

      (E) the failure by the Company to continue in effect any compensation plan in which you participate immediately prior to the change in control of the Company which is material to your total compensation, including but not limited to the Company's Long-Term Incentive Program and Employee Stock Ownership Plan or any substitute plans adopted prior to the change in control of the Company, unless an equitable arrangement (embodied in an ongoing substitute or alternative plan) has been made with respect to such plan, or the failure by the Company to continue your participation therein (or in such substitute or alternative plan) on a basis not materially less favorable, both in terms of the amount of benefits provided and the level of your participation relative to other participants, as existed at the time of the change in control of the Company;






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Mr. Michael J. Henchy
September 1, 1989
Page 5


      (F) the failure by the Company to continue to provide you with benefits substantially similar to those enjoyed by you under the Company's Plan of Pensions and Retirement Benefits (the "Pension Plan"), the Company's Supplemental Executive Retirement Plan (the "Supplemental Plan") if you are a participant in such Supplemental Plan at the time of a change in control of the Company or under any of the Company's life insurance, medical, health and accident, or disability plans in which you were participating at the time of the change in control of the Company, the taking of any action by the Company which would directly or indirectly materially reduce any of such benefits or deprive you of any material fringe benefit enjoyed by you at the time of the change in control of the Company, or the failure by the Company to provide you with the number of paid vacation days to which you are entitled on the basis of years of service with the Company in accordance with the Company's normal vacation policy in effect at the time of the change in control of the Company;

      (G) the failure of the Company to obtain a satisfactory agreement from any successor to assume and agree to perform this Agreement, as contemplated in Section 5 hereof; or

      (H) any purported termination of your employment which is not effected pursuant to a Notice of Termination satisfying the requirements of Subsection (iv) below (and, if applicable, the requirements of Subsection
      (ii) above); for purposes of this Agreement, no such purported termination shall be effective.

Your right to terminate your employment pursuant to this Subsection shall not be affected by your incapacity due to physical or mental illness. Your continued employment shall not constitute consent to, or a waiver of rights with respect to, any circumstance constituting Good Reason hereunder.

      (iv) Notice of Termination. Any purported termination of your employment by the Company or by you shall be communicated by written Notice of Termination to the other party hereto in accordance with Section 6 hereof. For purposes of this Agreement, a "Notice of Termination" shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of your employment under the provisions so indicated.

      (v) Date of Termination, Etc. "Date of Termination" shall mean (A) if your employment is terminated for Disability, thirty (30) days after Notice of Termination is given (provided that you shall not have returned to the full-time performance of your duties during such thirty (30) day period), and (B) if your employment is terminated pursuant to Subsection (ii) or (iii) above or for any reason (other than Disability), the date specified in the Notice of Termination (which, in the case of a termination pursuant to Subsection (ii) above shall not be less than thirty (30) days, and in the case of a termination






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Mr. Michael J. Henchy
September 1, 1989
Page 6


pursuant to Subsection (iii) above shall not be less than fifteen (15) nor more than sixty (60) days, respectively, from the date such Notice of Termination is given); provided that if within fifteen (15) days after any Notice of Termination is given, or, if later, prior to the Date of Termination (as determined without regard to this proviso), the party receiving such Notice of Termination notifies the other party that a dispute exists concerning the termination, the Date of Termination shall be the date on which the dispute is finally determined, either by mutual written agreement of the parties, by a binding arbitration award, or by a final judgment, order or decree of a court of competent jurisdiction (which is not appealable or with respect to which the time for appeal therefrom has expired and no appeal has been perfected); provided further that the Date of Termination shall be extended by a notice of dispute only if such notice is given in good faith and the party giving such notice pursues the resolution of such dispute with reasonable diligence. Notwithstanding the pendency of any such dispute, the Company will continue to pay you your full compensation in effect when the notice giving rise to the dispute was given (including, but not limited to, base salary) and continue you as a participant in all compensation, benefit and insurance plans in which you were participating when the notice giving rise to the dispute was given, until the dispute is finally resolved in accordance with this Subsection. Amounts paid under this Subsection are in addition to all other amounts due under this Agreement and shall not be offset against or reduce any other amounts due under this Agreement.

      4. Compensation Upon Termination or During Disability. Following a change in control of the Company, as defined in Subsection 2(i), upon termination of your employment or during a period of Disability you shall be entitled to the following benefits:

      (i) During any period that you fail to perform your full-time duties with the Company as a result of incapacity due to physical or mental illness, you shall continue to receive your base salary at the rate in effect at the commencement of any such period, together with all compensation payable to you under any compensation plan of the Company in which you are a participant during such period, until this Agreement is terminated pursuant to Section 3(i) hereof reduced by any payments made to you during such period pursuant to any statutory disability plan or the Company's long-term disability plans or programs. Thereafter, or in the event your employment shall be terminated by the Company or by reason of your death, your benefits shall be determined upon the Company's retirement, insurance and other compensation plans and programs then in effect in accordance with the terms of such programs.

      (ii) If your employment shall be terminated by the Company for Cause or by you other than for Good Reason, Disability or death, the Company shall pay you your full base salary through the Date of Termination at the rate in effect at the time Notice of Termination is given, plus all other amounts to which you are entitled under any compensation plan of the Company at the time such payments are due, and the Company shall have no further obligations to you under this Agreement.






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Mr. Michael J. Henchy
September 1, 1989
Page 7


      (iii) If your employment by the Company shall be terminated (a) by the Company other than for Cause or Disability or (b) by you for Good Reason, then you shall be entitled to the benefits provided below:

      (A) the Company shall pay you your full base salary through the Date of Termination at the rate in effect at the time Notice of Termination is given, plus all other amounts to which you are entitled under any compensation plan of the Company, at the time such payments are due, except as otherwise provided below;

      (B) in lieu of any further salary payments to you for periods subsequent to the Date of Termination, the Company shall pay as severance pay to you a lump sum severance payment (together with the payments provided in paragraphs C and D below, the "Severance Payments") equal to two (2) times the sum of (x) your annual base salary in effect immediately prior to the occurrence of the circumstance giving rise to the Notice of Termination given in respect thereof, and (y) the highest annual amount paid to you as bonus compensation during the three-year period preceding that in which the Date of Termination occurs;

      (C) notwithstanding any provisions of the Long-Term Incentive Program and in lieu of payment thereunder, the Company shall pay to you a lump sum amount equal to the sum of (x) any incentive compensation which has been allocated or awarded to you under the Long-Term Incentive Program for a fiscal year or other measuring period preceding the Date of Termination but has not yet been paid, and (y) a pro rata portion to the Date of Termination of the aggregate value of all contingent incentive compensation awards to you under the Long-Term Incentive Program for all uncompleted periods under the Long-Term Incentive Program calculated as to each such award by multiplying the maximum value of a performance unit by
      (i) the percentage of the target level that has been achieved as of the Date of Termination, and (ii) a fraction, the numerator of which is the number of days that have elapsed in the performance cycle as of the Date of Termination and the denominator of which is the total number of days in the performance cycle;

      (D) notwithstanding any provision of the Long Term Incentive Program and in lieu of shares of common stock of the Company ("Company Shares") issuable upon exercise of outstanding options ("Options") or any related stock appreciation rights ("Rights"), if any, granted to you under the Long-Term Incentive Program (which Options and Rights shall be cancelled upon the making of the payment referred to below), you shall receive an amount in cash equal to the product of (i) the excess of the higher of such closing price on the date immediately preceding the date of payment or the highest per share price for Company Shares actually paid in connection with any change in control of the Company, over the per share exercise price of each Option or Right held by you (whether or not then fully exercisable), times (ii) the number of Company Shares covered by each such Option or Right;






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Mr. Michael J. Henchy
September 1, 1989
Page 8


      (E) an amount in cash equal to the sum of (i) the present value of your accrued benefit (determined by using the ongoing actuarial assumptions in effect immediately prior to your Date of Termination under the Company's tax qualified defined benefit plan in which you are a participant) under any tax qualified or non-qualified defined benefit plan sponsored by the Company and (ii) your account balance under any tax qualified or non-qualified defined contribution plan sponsored by the Company, in either case to the extent that such accrued benefit or account balance, as the case may be, shall not be fully vested at the time of your Date of Termination;

      (F) in the event that you become entitled to the payments (the "Severance Payments") provided under paragraphs (B), (C), (D) and (E), above, and Subsections (iv) and (v) below, if any of the Severance Payments or any portion of the Other Payments (as defined below) will be subject to the tax (the "Excise Tax") imposed by section 4999 of the Code, the Company shall pay to you at the time specified in paragraph (G) below, an additional amount (the "Gross-Up Payment") such that the net amount retained by you, after deduction of any Excise Tax on the Total Payments (as defined below) and any federal and state and local income tax solely upon the Gross-Up Payment shall be equal to the Total Payments minus the Gross-Up Payment. For purposes of determining whether any of the Severance Payments will be subject to the Excise Tax and the amount of such Excise Tax, (i) any other payments or benefits received or to be received by you in connection with a change of control of the Company or your termination of employment (whether payable pursuant to the terms of this Agreement or any other plan, arrangement or agreement with the Company, its successors, any person whose actions result in a change in control of the Company or any person affiliated with (or which, as a result of the completion of the transactions causing a change in control of the Company, will become affiliated) the Company or such person within the meaning of section 1504 of the Code (the "Other Payments") (together with the Severance Payments, the "Total Payments")) shall be treated as "parachute payments" within the meaning of section 280G(b)(2) of the Code, and all "excess parachute payments" within the meaning of section 280G(b)(1) shall be treated as subject to the Excise Tax, unless in the opinion of tax counsel selected by the Company's independent auditors and acceptable to you, the Total Payments (in whole or in part) do not constitute parachute payments, or such excess parachute payments (in whole or in part) represent reasonable compensation for services actually rendered within the meaning of section 280G(b)(4) of the Code in excess of the base amount within the meaning of section 280G(b)(3) of the Code, or are otherwise not subject to the Excise Tax, (ii) the amount of the Total Payments which shall be treated as subject to the Excise Tax shall be equal to the lesser of (A) the total amount of the Total Payments or (B) the amount of excess parachute payments within the meaning of section 280G(b)(1) (after applying cause
      (i), above, and (iii) the value of any non-cash benefits or any deferred payment or benefit shall be determined






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Mr. Michael J. Henchy
September 1, 1989
Page 9


      by the Company's independent auditors in accordance with the principles of sections 280G(d)(3) and (4) of the Code. For purposes of determining the amount of the Gross-Up Payment, you shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation in the calendar year in which the Gross-Up Payment is to be made and state and local income taxes at the highest marginal rate of taxation in the state and locality of your residence in the calendar year in which the Gross-Up Payment is to be made, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes. In the event that the Excise Tax is subsequently determined to be less than the amount taken into account hereunder at the time of termination of your employment, you shall repay to the Company at the time that the amount of such reduction in Excise Tax is finally determined the portion of the Gross-Up Payment attributable to such reduction (plus the portion of the Gross-Up Payment attributable to the Excise Tax and federal and state and local income tax imposed on the Gross-Up Payment being repaid by you if such repayment results in a reduction in Excise Tax and/or a federal and state and local income tax deduction) plus interest on the amount of such repayment at the rate provided in section 1274(b)(2)(B) of the Code. In the event that the Excise Tax is determined to exceed the amount taken into account hereunder at the time of the termination of your employment (including by reason of any payment the existence or amount of which cannot be determined at the time of the Gross-Up Payment), the Company shall make an additional gross-up payment in respect of such excess (plus any interest payable with respect to such excess) at the time that the amount of such excess is finally determined;

      (G) the payments provided for in paragraphs (B), (C), (D), (E) and (F), above, shall be made not later than the fifth day following the Date of Termination, provided, however, that if the amounts of such payments, cannot be finally determined on or before such day, the Company shall pay to you on such day an estimate, as determined in good faith by the Company, of the minimum amount of such payments and shall pay the remainder of such payments (together with interest at the rate provided in Section 1274(b)(2)(B) of the Code) as soon as the amount thereof can be determined but in no event later than the thirtieth day after the Date of Termination. In the event that the amount of the estimated payments exceeds the amount subsequently determined to have been due, such excess shall constitute a loan by the Company to you, payable on the fifth day after demand by the Company (together with interest at the rate provided in Section 1274(b)(2)(B) of the Code); and

      (H) the Company also shall pay to you all legal fees and expenses incurred by you as a result of such termination (including all such fees and expenses, if any, incurred in contesting or disputing any such termination or in seeking to obtain or enforce any right or benefit provided by this Agreement or in connection with any tax audit or proceeding to the extent attributable to the application of section 4999






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Mr. Michael J. Henchy
September 1, 1989
Page 10


      of the Code to any payment or benefit provided hereunder). Such payments shall be made at the later of the times specified in paragraph (G) above, or within five (5) days after your request for payment accompanied with such evidence of fees and expenses incurred as the Company reasonably may require.

      (iv) If your employment shall be terminated (A) by the Company other than for Cause or Disability or (B) by you for Good Reason, then for a twenty-four
(24) month period after such termination, the Company shall arrange to provide you at the Company's expense with life, disability, accident and health insurance benefits substantially similar to those which you are receiving immediately prior to the Note of Termination. Benefits otherwise receivable by you pursuant to this Subsection 4(iv) shall be reduced to the extent comparable benefits are actually received by you during the twenty-four (24) month period following your termination, and any such benefits actually received by you shall be reported to the Company.

      (v) If your employment shall be terminated (A) by the Company other than for Cause or Disability or (B) by you for Good Reason, then in addition to the retirement benefits to which you are entitled under the Pension Plan or any successor plans thereto and any supplemental pension benefits to which you are entitled under the Supplemental Plan or any successor plans thereto, the Company shall pay you in cash at the time and in the manner provided in paragraph (E) of subsection 4(iii), a lump sum equal to the actuarial equivalent of the excess of
(x) the retirement pension (determined as a straight life annuity commencing at age 65) which you would have accrued under the terms of the Pension Plan or the Supplemental Plan (without regard either to any amendment to the Pension Plan or the Supplemental Plan made subsequent to a change in control of the Company and on or prior to the Date of Termination, which amendment adversely affects in any manner the computation of retirement benefits thereunder, or the limitations imposed by Section 415, 401(a)(17) or any other section of the Code), determined as if you were fully vested thereunder, without actuarial reduction for early retirement in the event that you have attained age fifty-five (55) and have met at your Date of Termination the Early Retirement Pension eligibility standard set forth in the Pension Plan, and (y) the retirement pension determined as a straight life annuity commencing at age sixty-five (65) which you had then accrued pursuant to the provisions of the Pension Plan and the Supplemental Plan. For purposes of this Subsection, "actuarial equivalent" shall be determined using the same methods and assumptions utilized under the Pension Plan immediately prior to the change in control of the Company.

      (vi) You shall not be required to mitigate the amount of any payment provided for in this Section 4 by seeking other employment or otherwise, nor shall the amount of any payment or benefit provided for in this Section 4 be reduced by any compensation earned by you as the result of employment by another employer, by retirement benefits, by offset against any amount claimed to be owed by you to the Company, or otherwise except as specifically provided in this
Section 4.






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Mr. Michael J. Henchy
September 1, 1989
Page 11


      (vii) In addition to all other amounts payable to you under this Section 4, you shall be entitled to receive all benefits payable to you, at the respective time or times such payments are due, under the Pension Plan, the Incentive Savings Plan, the Employee Stock Ownership Plan and any other plan or agreement relating to retirement benefits.

      5. Successor; Binding Agreement. (i) The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. Failure of the Company to obtain such assumption and agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle you to compensation from the Company in the same amount and on the same terms as you would be entitled to hereunder if you terminate your employment for Good Reason following a change in control of the Company, except that for purposes of implementing the foregoing, the date on which any such succession becomes effective shall be deemed the Date of Termination. As used in this Agreement, "Company" shall mean the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise.

      (ii) This Agreement shall inure to the benefit of and be enforceable by your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If you should die while any amount would still be payable to you hereunder if you had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to your devisee, legatee or other designee or, if there is no such designee, to your estate.

      6. Notice. For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth on the first page of this Agreement, provided that all notice to the Company shall be directed to the attention of the Board with a copy to the Secretary of the Company, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.

      7. Miscellaneous. No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by you and such officer as may be specifically designated by the Board. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or






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Mr. Michael J. Henchy
September 1, 1989
Page 12


subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not expressly set forth in this Agreement. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of New York. All references to sections of the Exchange Act or the Code shall be deemed also to refer to any successor provisions to such sections. Any payments provided for hereunder shall be paid net of any applicable withholding required under federal, state or local law. The obligations of the Company under Section 4 shall survive the expiration of the term of this Agreement.

      8. Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

      9. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

      10. Arbitration. Any dispute or controversy arising under or in connection with this Agreement shall be settled, at the Company's expense, exclusively by arbitration in New York City, New York in accordance with the rules of the American Arbitration Association then in effect. Judgment may be entered on the arbitrator's award in any court having jurisdiction; provided, however, that you shall be entitled to seek specific performance of your right to be paid until the Date of Termination during the pendency of any dispute or controversy arising under or in connection with this Agreement.

      11. Entire Agreement. This Agreement sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supercedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by an officer, employee or representative of any party hereto; and any prior agreement of the parties hereto including but not limited to the Change in Control Agreement between the Company and you dated August 1, 1988, in respect to the subject matter contained herein is hereby terminated, cancelled and superceded hereby.

Mr. Michael J. Henchy
September 1, 1989
Page 13


      If this letter sets forth our agreement on the subject matter hereof, kindly sign and return to the Company the enclosed copy of this letter which will then constitute our agreement on this subject.

                                        Sincerely,

                                        THE GREATER NEW YORK SAVINGS BANK

                                        by: /s/ Charles J. Ohlig
                                            ---------------------------------
                                            Charles J. Ohlig
                                            Chairman

Agreed to this 1st day of

September, 1989


/s/ Michael J. Henchy
------------------------------
Michael J. Henchy

                                                 THE GREATER

The Greater New York Savings Bank                    Gerard C. Keegan
Administrative Headquarters                          Chairman, President and
One Penn Plaza, New York, NY 10119                   Chief Executive Officer
Telephone 212 613-4070

                                                       June 4, 1996

Ms. Janet Knipfing
8 Highland Mews
Glen Cove, New York 11542

Dear Ms. Knipfing:

      The Greater New York Savings Bank (the "Company") considers it essential to the best interests of its stockholders to foster the continuous employment of key management personnel. In this connection, the Board of Directors of the Company (the "Board") recognizes that, as is the case with many publicly held corporations, the possibility of a change in control may exist and that such possibility, and the uncertainty and questions which it may raise among management, may result in the departure or distraction of management personnel to the detriment of the Company and its stockholders.

      The Board has determined that appropriate steps should be taken to reinforce and encourage the continued attention and dedication of members of the Company's management, including yourself, to their assigned duties without distraction in the face of potentially disturbing circumstances arising from the possibility of a change in control of the Company, although no such change is now contemplated.

      In order to induce you to accept employment with the Company and in consideration of your agreement set forth in Subsection 2(ii) hereof, the Company agrees that you shall receive the severance benefits set forth in this letter agreement ("Agreement") in the event your employment with the Company is terminated subsequent to a "change in control of the Company" (as defined in Section 2 hereof) under the circumstances described below.

      1. Term of Agreement. This Agreement shall commence on the date hereof and shall continue in effect through May 31, 1999; provided, however, that commencing on June 1, 1997 and each June 1






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

Page 2
June 4, 1996


thereafter, the term of this Agreement shall automatically be extended for one additional year unless, not later than the February 28 preceding each such June 1, the Company shall have given notice that it does not wish to extend this Agreement; provided, further, if a change in control of the Company shall have occurred during the original or extended term of this Agreement, this Agreement shall continue in effect for the later of (i) the original or extended term or
(ii) a period of twenty-four (24) months beyond the month in which such change in control occurred.

      2. Change in Control. (i) No benefits shall be payable hereunder unless there shall have been a change in control of the Company, as set forth below. For purposes of this Agreement, a "change in control of the Company" shall be deemed to have occurred if (A) any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 25% or more of the combined voting power of the Company's then outstanding securities; or (B) during any period of two consecutive years (not including any period prior to the execution of this Agreement), individuals who at the beginning of such period constitute the Board and any new director (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in clauses (A) or (C) of this Subsection) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or (C) the shareholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 80% of the combined voting power

Page 3
June 4, 1996


of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all the Company's assets.

      (ii) For purposes of this Agreement, a "potential change in control of the Company" shall be deemed to have occurred if (A) the Company enters into an agreement, the consummation of which would result in the occurrence of a change in control of the Company, (B) any person (including the Company) publicly announces an intention to take or to consider taking actions which if consummated would constitute a change in control of the Company; (C) any person, other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company, who is or becomes the beneficial owners, directly or indirectly, of securities of the Company representing 10% or more of the combined voting power of the Company's then outstanding securities, increases his beneficial ownership of such securities by 5% or more over the percentage so owned by such person on the date hereof; or (D) the Board adopts a resolution to the effect that, for purposes of this Agreement, a potential change in control of the Company has occurred. You agree that, subject to the terms and conditions of this Agreement, in the event of a potential change in control of the Company, you will remain in the employ of the Company until the earliest of (i) a date which is six (6) months from the occurrence of such potential change in control of the Company, (ii) the termination by you of your employment by reason of Disability or Retirement as defined in Subsection 3(i), or (iii) the occurrence of a change in control of the Company.

      3. Termination Following Change in Control. If any of the events described in Subsection 2(i) hereof constituting a change in control of the Company shall have occurred, you shall be entitled to the benefits provided in Subsections 4(iii), 4(iv), and 4(v) hereof upon the subsequent termination of your employment during the term of this Agreement unless such termination is (A) because of your death or Disability, (B) by the Company for Cause, or (C) by you other than for Good Reason.

Page 4
June 4, 1996


      (i) Disability. If, as a result of your incapacity due to physical or mental illness, you shall have been absent from the full-time performance of your duties with the Company for six (6) consecutive months, and within thirty
(30) days after written notice of termination is given you shall not have returned to the full-time performance of your duties, your employment may be terminated for "Disability".

      (ii) Cause. Termination by the Company of your employment for "Cause" shall mean termination upon (A) the willful and continued failure by you to substantially perform your duties with the Company (other than any such failure resulting from your incapacity due to physical or mental illness or any such actual or anticipated failure after the issuance of a Notice of Termination, by you for Good Reason as defined in Subsections 3(iv) and 3(iii), respectively) after a written demand for substantial performance is delivered to you by the Board, which demand specifically identifies the manner in which the Board believes that you have not substantially performed your duties, or (B) the willful engaging by you in conduct which is demonstrably and materially injurious to the Company, monetarily or otherwise. For purpose of this Subsection, no act, or failure to act, on your part shall be deemed "willful" unless done, or omitted to be done, by you not in good faith and without reasonable belief that your action or omission was in the best interest of the Company. Notwithstanding the foregoing, you shall not be deemed to have been terminated for Cause unless and until there shall have been delivered to you a copy of a resolution duly adopted by the affirmative vote of not less than three-quarters (3/4) of the entire membership of the Board at a meeting of the Board called and held for such purpose (after reasonable notice to you and an opportunity for you, together with your counsel, to be heard before the Board) finding that in the good faith opinion of the Board you were guilty of conduct set forth in clauses (A) or (B) of the first sentence of this Subsection and specifying the particulars thereof in detail.

      (iii) Good Reason. You shall be entitled to terminate your employment for Good Reason. For purposes of this Agreement, "Good Reason" shall mean, without your express written consent, the occurrence after a change in control of the Company of any of the following circumstances unless, in the case of paragraphs
(A), (E), (F), (G) or (H), such circumstances are fully corrected prior to

Page 5
June 4, 1996


the Date of Termination specified in the Notice of Termination, as defined in Subsections 3(v) and 3(iv), respectively, given in respect thereof;

      (A) the assignment to you of any duties inconsistent with your present status as an officer of the Company (or such other title or titles as you may be holding immediately prior to the change in control of the Company) or a substantial adverse alteration in the nature or status of your responsibilities from those in effect immediately prior to the change in control of the Company;

      (B) a reduction by the Company in your annual base salary as in effect on the date hereof or as the same may be increased from time to time except for across-the-board salary reductions similarly affecting all senior executives of the Company and each of its affiliated companies and all senior executives of any person in control of the Company and each of its affiliated companies;

      (C) the relocation of the Company's principal executive offices to a location outside the New York City Metropolitan Area (or, if different, the metropolitan area in which such offices are relocated immediately prior to the change in control of the Company) or, if currently based at the Company's principal executive offices, the Company's requiring you to be based anywhere other than the Company's principal executive offices except for required travel on the Company's business to an extent substantially consistent with your present business travel obligations;

      (D) the failure by the Company, without your consent, to pay to you any portion of your current compensation except pursuant to an across-the-board compensation deferral similarly affecting all senior executives of the Company and all senior executives of any person in control of the Company, or to pay to you any portion of an installment of deferred compensation under any deferred compensation program of the Company, within seven (7) days of the date of such compensation is due;

Page 6
June 4, 1996


      (E) the failure by the Company to continue in effect any compensation plan in which you participate immediately prior to the change in control of the Company which is material to your total compensation, including but not limited to the Company's Employee Stock Ownership Plan or any substitute plans adopted prior to the change in control of the Company, unless an equitable arrangement (embodied in an ongoing substitute or alternative plan) has been made with respect to such plan, or the failure by the Company to continue your participation therein (or in such substitute or alternative plan) on a basis not materially less favorable, both in terms of the amount of benefits provided and the level of your participation relative to other participants, as existed at the time of the change in control of the Company;

      (F) the failure by the Company to continue to provide you with benefits substantially similar to those enjoyed by you under the Company's Plan of Pensions and Retirement Benefits (the "Pension Plan") or under any of the Company's life insurance, medical, health and accident, or disability plans in which you were participating at the time of the change in control of the Company, the taking of any action by the Company which would directly or indirectly materially reduce any of such benefits or deprive you of any material fringe benefit enjoyed by you at the time of the change in control of the Company, or the failure by the Company to provide you with the number of paid vacation days to which you are entitled on the basis of years of service with the Company in accordance with the Company's normal vacation policy in effect at the time of the change in control of the Company;

      (G) the failure of the Company to obtain a satisfactory agreement from any successor to assume and agree to perform this Agreement, as contemplated in Section 5 hereof; or

      (H) any purported termination of your employment which is not affected pursuant to a Notice of Termination satisfying the requirements of Subsection (iv) below (and, if applicable, the requirements of Subsection
      (ii) above); for purposes of this Agreement, no such purported termination shall be effective.

Page 7
June 4, 1996


      Your right to terminate your employment pursuant to this Subsection shall not be affected by your incapacity due to physical or mental illness. Your continued employment shall not constitute consent to, or a waiver of rights with respect to, any circumstance constituting Good Reason hereunder.

      (iv) Notice of Termination. Any purported termination of your employment by the Company or by you shall be communicated by written Notice of Termination to the other party hereto in accordance with Section 6 hereof. For purposes of this Agreement, a "Notice of Termination" shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of your employment under the provisions so indicated.

      (v) Date of Termination, Etc. "Date of Termination" shall mean (A) if your employment is terminated for Disability, thirty (30) days after Notice of Termination is given (provided that you shall not have returned to the full-time performance of your duties during such thirty (30) day period), and (B) if your employment is terminated pursuant to Subsection (ii) or (iii) above or for any reason (other than Disability), the date specified in the Notice of Termination (which, in the case of a termination pursuant to Subsection (ii) above shall not be less than thirty (30) days, and in the case of a termination pursuant to Subsection (iii) above shall not be less than fifteen (15) nor more than sixty
(60) days, respectively, from the date such Notice of Termination is given); provided that if within fifteen (15) days after any Notice of Termination is given, or, if later, prior to the Date of Termination (as determined without regard to this proviso), the party receiving such Notice of Termination notifies the other party that a dispute exists concerning the termination, the Date of Termination shall be the date on which the dispute is finally determined, either by mutual written agreement of the parties, by a binding arbitration award, or by a final judgment, order or decree of a court of competent jurisdiction (which is not appealable or with respect to which the time for appeal therefrom has expired and no appeal has been perfected); provided further that the Date of Termination shall be extended by a notice of dispute only if such notice is given in good faith and the party giving such notice pursues the resolution of such dispute with

Page 8
June 4, 1996


reasonable diligence. Notwithstanding the pendency of any such dispute, the Company will continue to pay you your full compensation in effect when the notice giving rise to the dispute was given (including, but not limited to, base salary) and continue you as a participant in all compensation, benefit and insurance plans in which you were participating when the notice giving rise to the dispute was given, until the dispute is finally resolved in accordance with this Subsection. Amounts paid under this Subsection are in addition to all other amounts due under this Agreement and shall not be offset against or reduce any other amounts due under this Agreement.

      4. Compensation Upon Termination or During Disability. Following a change in control of the Company, as defined in Subsection 2(i), upon termination of your employment or during a period of Disability you shall be entitled to the following benefits:

      (i) During any period that you fail to perform your full-time duties with the Company as a result of incapacity due to physical or mental illness, you shall continue to receive your base salary at the rate in effect at the commencement of any such period, together with all compensation payable to you under any compensation plan of the Company in which you are a participant during such period, until such Agreement is terminated pursuant to Section 3(i) hereof reduced by any payments made to you during such period pursuant to any statutory disability plan or the Company's long-term disability plans or programs. Thereafter, or in the event your employment shall be terminated by the Company or by reason of your death, your benefits shall be determined upon the Company's retirement, insurance and other compensation plans and programs then in effect in accordance with the terms of such programs.

      (ii) If your employment shall be terminated by the Company for Cause or by you other than for Good Reason, Disability or death, the Company shall pay you your full base salary through the Date of Termination at the rate in effect at the time Notice of Termination is given, plus all other amounts to which you are entitled under any compensation plan of the Company at the time such payments are due, and the Company shall have no further obligations to you under this Agreement.

Page 9
June 4, 1996


      (iii) If your employment by the Company shall be terminated (a) by the Company other than for Cause or Disability or (b) by you for Good Reason, then you shall be entitled to the benefits provided below:

      (A) the Company shall pay you your full base salary through the Date of Termination at the rate in effect at the time Notice of Termination is given, plus all other amounts to which you are entitled under any compensation plan of the Company, at the time such payments are due, except as otherwise provided below;

      (B) in lieu of any further salary payments to you for periods subsequent to the Date of Termination, the Company shall pay as severance pay to you a lump sum severance payment (together with the payments provided in paragraphs C and D below, the "Severance Payments") equal to one (1) times the sum of (x) your annual base salary in effect immediately prior to the occurrence of the circumstance giving rise to the Notice of Termination given in respect thereof, and (y) the highest annual amount paid to you as bonus compensation during the three-year period preceding that in which the Date of Termination occurs;

      (C)   intentionally deleted;

      (D) an amount in cash equal to the sum of (i) the present value of your accrued benefit (determined by using the ongoing actuarial assumptions in effect immediately prior to your Date of Termination under the Company's defined benefit plan in which you are a participant) under any defined benefit plan sponsored by the Company and (ii) your account balance under any defined contribution plan sponsored by the Company, in either case to the extent that such accrued benefit or account balance, as the case may be, shall not be fully vested at the time of your Date of Termination.

      (E) the payments provided for in paragraphs (B), (C) and (D) above, shall be made not later than the fifth day following the Date of Termination, provided, however, that if the amounts of such payments, cannot be finally

Page 10
June 4, 1996


            determined on or before such day, the Company shall pay to you on such day an estimate, as determined in good faith by the Company, of the minimum amount of such payments and shall pay the remainder of such payments (together with interest at the rate provided in Section 1274(b)(2)(B) of the Code) as soon as the amount thereof can be determined but in no event later than the thirtieth day after the Date of Termination. In the event that the amount of the estimated payments exceeds the amount subsequently determined to have been due, such excess shall constitute a loan by the Company to you, payable on the fifth day after demand by the Company, (together with interest at the rate provided in Section 1274(b)(2)(B) of the Code);

      (F) the Company also shall pay to you all legal fees and expenses incurred by you as a result of such termination (including all such fees and expenses, if any, incurred in contesting or disputing any such termination or in seeking to obtain or enforce any right or benefit provided by this Agreement or in connection with any tax audit or proceeding to the extent attributable to the application of section 4999 of the Code to any payment or benefit provided hereunder). Such payments shall be made at the later of the times specified in paragraph (E) above, or within five (5) days after your request for payment accompanied with such evidence of fees and expenses incurred as the Company reasonably may require.

            (iv) If your employment shall be terminated (A) by the Company other than for Cause or Disability or (B) by you for Good Reason, then for a twenty-four (24) month period after such termination, the Company shall arrange to provide you at the Company's expense with life, disability, accident and health insurance benefits substantially similar to those which you are receiving immediately prior to the Note of Termination. Benefits otherwise receivable by you pursuant to this Subsection 4(iv) shall be reduced to the extent comparable benefits are actually received by you during the twenty-four (24) month period following your termination, and any such benefits actually received by you shall be reported to the Company.






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

Page 11
June 4, 1996


            (v) If your employment shall be terminated (A) by the Company other than for Cause or Disability or (B) by you for Good Reason, then in addition to the retirement benefits to which you are entitled under the Pension Plan or any successor plans thereto, the Company shall pay you in cash at the time and in the manner provided in paragraph (E) of Subsection 4(iii), a lump sum equal to the actuarial equivalent of the excess of (x) the retirement pension (determined as a straight life annuity commencing at age 65) which you would have accrued under the terms of the Pension Plan (without regard either to any amendment to the Pension Plan made subsequent to a change in control of the Company and on or prior to the Date of Termination, which amendment adversely affects in any manner the computation of retirement benefits thereunder, or the limitations imposed by Section 415 of the Code), determined as if you were fully vested thereunder, without actuarial reduction for early retirement in the event that you have attained age fifty-five (55) and have met at your Date of Termination the Early Retirement Pension eligibility standard set forth in the Pension Plan, and (y) the retirement pension determined as a straight life annuity commencing at age sixty-five (65) which you had then accrued pursuant to the provisions of the Pension Plan. For purposes of this Subsection, "actuarial equivalent" shall be determined using the same methods and assumptions utilized under the Pension Plan immediately prior to the change in control of the Company.

      (vi) You shall not be required to mitigate the amount of any payment provided for in this Section 4 by seeking other employment or otherwise, nor shall the amount of any payment or benefit provided for in this Section 4 be reduced by any compensation earned by you as a result of employment by another employer, by retirement benefits, by offset against any amount claimed to be owed by you to the Company, or otherwise except as specifically provided in this
Section 4.

      (vii) In addition to all other amounts payable to you under this Section 4, you shall be entitled to receive all benefits payable to you, at the respective time or times such payments are due, under the Pension Plan, the Incentive Savings Plan, the Employee Stock Ownership Plan and any other plan or agreement relating to retirement benefits.

Page 12
June 4, 1996


      5. Successor; Binding Agreement. (i) The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. Failure of the Company to obtain such assumption and agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle you to compensation from the Company in the same amount and on the same terms as you would be entitled to hereunder if you terminate your employment for Good Reason following a change in control of the Company, except that for purposes of implementing the foregoing, the date on which any such succession becomes effective shall be deemed the Date of Termination. As used in this Agreement, "Company" shall mean the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise.

      (ii) This Agreement shall inure to the benefit of and be enforceable by your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If you should die while any amount would still be payable to you hereunder if you had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to your devisee, legatee or other designee or, if there is no such designee, to your estate.

      6. Notice. For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth on the first page of this Agreement, provided that all notice to the Company shall be directed to the attention of the Board with a copy to the Secretary of the Company, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.

Page 13
June 4, 1996


      7. Miscellaneous. No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by you and such officer as may be specifically designated by the Board. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not expressly set forth in this Agreement. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of New York. All references to sections of the Exchange Act or the Code shall be deemed also to refer to any successor provisions to such sections. Any payments provided for hereunder shall be paid net of any applicable withholding required under federal, state or local law. The obligations of the Company under Section 4 shall survive the expiration of the term of this Agreement.

      8. Validity. The invalidity or unenforceability or any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

      9. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

      10. Arbitration. Any dispute or controversy arising under or in connection with this Agreement shall be settled, at the Company's expense, exclusively by arbitration in New York City, New York in accordance with the rules of the American Arbitration Association then in effect. Judgment may be entered on the arbitrator's award in any court having jurisdiction; provided, however, that you shall be entitled to seek specific performance of your right to be paid until the Date of Termination during the pendency of any dispute or controversy arising under or in connection with this Agreement.

      11. Limitations. If at the time the Company is obligated to






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Page 14
June 4, 1996


make a payment hereunder such payment constitutes a "golden parachute payment," as defined in Section 18(k) of the Federal Deposit Insurance Act, 12 U.S.C. 1828(k) ("Act"), and the regulations promulgated thereunder, the Company will make such payment only if, and to the extent that, such payment is not prohibited by the Act or the regulations promulgated thereunder. If at the time the Company is obligated to make a payment hereunder which constitutes an "indemnification payment," as defined in the Act and the regulations promulgated thereunder, the Company will make such payment only if, and to the extent that, such payment is not prohibited by the Act or the regulations promulgated thereunder.

      12. Entire Agreement. This Agreement sets forth the entire agreement of the parties hereto in respect to the subject matter contained herein and supersedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by an officer, employee or representative of any party hereto; and any prior agreement of the parties hereto in respect of the subject matter contained herein is hereby terminated, cancelled and superseded hereby.

      If this letter sets forth our agreement on the subject matter hereof, kindly sign and return to the Company the enclosed copy of this letter which will then constitute our agreement on this subject.

                                        Sincerely,

                                        THE GREATER NEW YORK SAVINGS BANK


                                        BY: /s/ Gerard C. Keegan
                                        ---------------------------------
                                        Gerard C. Keegan
                                        Chairman, President and Chief
                                        Executive Officer


Agreed to this tenth day of
June, l996


/s/ Janet Knipfing
---------------------------------
Janet Knipfing






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              RETIREMENT PLAN OF THE GREATER NEW YORK SAVINGS BANK
                           FOR NON-EMPLOYEE DIRECTORS

                                   ARTICLE I.

         1.1 Purpose: The purpose of the Retirement Plan is to provide non-employee directors with pension benefits at retirement.

                                   ARTICLE II.

                          DEFINITIONS AND CONSTRUCTION

         2.1 Definitions: The following definitions shall apply for purposes of the Plan, unless a different meaning is plainly indicated by the context:

                  (a) "Accrued Benefit:" The amount determined in accordance with Article IV, Section 4.1 for Retirement at Normal Retirement; Article IV,
Section 4.2 for Retirement for Disability; and Article IV, Section 4.3 for Early Retirement.

                  (b) "Actuary:" The individual actuary or firm of actuaries, if any, selected by the Company to provide actuarial services in connection with the administration of the Plan.

                  (c) "Board:" The Board of Directors of The Greater New York Savings Bank, as constituted from time to time.

                  (d) "Code:" The Internal Revenue Code of 1986, as amended, and the applicable rulings and regulations thereunder (including the corresponding revisions of any succeeding law).

                  (e) "Company:" the Greater New York Savings Bank, a banking corporation, organized and existing under the laws of the State of New York, its successors and assigns.

                  (f) "Change in Control:" A "Change in Control" of the Company shall be deemed to have occurred if (A) any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), other than








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a trustee or other fiduciary  holding  securities under an employee benefit plan of the Company or a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company, is or become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 25% or more of the combined voting power of the Company's then outstanding securities; or (B) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board and any new director (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in clauses (A) or (C) of this Subsection) whose election by the Board or nomination for election by the Company's stockholders were approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or (C) the shareholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 80% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all the Company's assets.

                  (g) "Director:" Any non-employee director of The Greater New York Savings Bank. An employee director of The Greater New York Savings Bank shall not be considered a Director under this Plan.

                  (h) "Disability:" A condition of total incapacity, mental or physical, for further performance of duty as a Director which the Board shall have determined, on the basis of competent medical evidence, is likely to be permanent.

                  (i)  "Effective Date:"  October 1, 1988.



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                  (j)  "Eligible  Spouse:"  The  husband  or wife  to  whom  the
Participant had been legally married throughout the six-month period ending on the earlier of 1) the pension commencement date or 2) the date of the Participant's death.

                  (k) "ERISA:" Public Law No. 93-406, the Employee Retirement Income Security Act of 1974, as may be amended from time to time.

                  (l) "Mandatory Retirement Date:" The day of the annual meeting
of  stockholders  of  the  Company   immediately   following  the  Participant's
attainment of age 75.

                  (m) "Normal Retirement Date:" The day on which the Participant attains age 65.

                  (n) "Participant:" A Director participating in the Plan in accordance with the provisions of Article III or a former Director entitled to receive a Pension under this Plan.

                  (o) "Pension:" A series of monthly amounts which are payable to a person who is entitled to receive benefits under the Plan.

                  (p) "Plan:" The Retirement Plan of The Greater New York Savings Bank Non-Employee Directors, as amended from time to time.

                  (q) "Plan Year:" The 12 month period commencing on October 1, and ending on September 30.

                  (r) "Retirement:" Termination of service as a Director for reason other than death after a Participant has fulfilled all requirements for a Normal, Early or Disability Retirement Pension. Retirement shall be considered as commencing on the day immediately following a Participant's last day of service as a Director.

                  (s) "Service:" The period of a Participant's service as a Director or Trustee of the Company considered in the determination of his/her eligibility for benefits under the Plan in accordance with Section 3.1 of
Article III.

                  (t) "Year of Service:" A twelve month period commencing on the anniversary date of a Director's election to the Board.



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Notwithstanding  the  foregoing,  a Director who was a Trustee of the Company on the date of its conversion from the mutual to the stock form of ownership shall have his/her Service measured from his/her election as a Trustee of the Company.

         2.2 Construction: The masculine gender, where appearing in the Plan, shall be deemed to include the feminine gender, and the singular may include the plural, unless the context clearly indicates to the contrary. The words "hereof", "herein", "hereunder" and other similar compounds of the word "here" shall mean and refer to the entire Plan, not to any particular provision or Section.

                                  ARTICLE III.

                            PARTICIPATION AND SERVICE

         3.1 Participation. All Directors on the Effective Date of the Plan shall be eligible to participate in the Plan as of the Effective Date. All other Directors shall become Participants in this Plan on the date they are elected Directors of the Company. Any Director who was previously an employee director of the Company shall be eligible to participate in this Plan upon his/her retirement as an employee of the Company provided he/she remains a Director.

                                   ARTICLE IV.

                                   RETIREMENT

         4.1 Normal Retirement Pension: Upon completion of five (5) Years of Service and the attainment of the Normal Retirement Age, a Participant shall become fully vested in a nonforfeitable annual Normal Retirement Pension, equal to one hundred (100%) percent of the annual retainer payable to him/her as a Director ("Annual Retainer") on the date of his Retirement.

         4.2 Disability Retirement Pension: In the event that a Participant shall retire as a Director of the Company by reason of Disability after he/she has completed five (5) Years of Service, he/she shall be granted a Disability Retirement Pension. The



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annual amount of the disability Retirement Pension shall be equal to one hundred
(100%) percent of the Annual Retainer payable to him/her as a Director on the date of his/her Retirement by Reason of Disability, without reduction for age.

              For all purposes of the Plan, Disability shall mean physical or mental impairment which totally incapacitates the Participant from performance of his/her duties.

         4.3(a) Early Retirement Pension: A Participant may retire at any time after he/she reaches age 55 and has completed five (5) Years of Service. In the event a Participant shall retire hereunder, the annual amount of this Early Retirement Pension shall be equal to one hundred (100%) percent of his/her Annual Retainer payable to him/her as a Director on the date of his/her Early Retirement, which amount shall be reduced by 5% per year for each year (or major fraction of a year) his/her Pension commencement date precedes age 65. This Early Retirement Pension shall commence on the first day of the calendar month next following the month in which he/she actually retires and terminates Service with the Company.

           (b) Late Retirement Pension: In the event a Participant shall retire after he/she has attained age 65 and has completed five (5) Years of Service, the annual amount of this Late Retirement Pension shall be equal to the actuarial equivalent of the Normal Retirement Pension, determined using a 5.0% interest rate assumption, and the GAM'71 mortality table. This Late Retirement Pension shall commence on the first day of the calendar month next following the month in which he/she actually retires and terminates service with the Company.

         4.4 Notwithstanding anything to the contrary herein, in the event of a Change in Control, all Participants shall become immediately vested in their Accrued Benefit irrespective of whether they have completed five (5) Years of Service. A Participant shall be entitled to receive his/her Pension on the first day of the month following a Change in Control and there shall be no reduction in a Participant's Pension despite the fact that the Participant starts to receive such Pension prior to his/her attainment of age 65. In no event, however, shall a Pension be paid to a Participant prior to his/her actual termination of Service.



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         4.5 Deferred Vested Pension:  If a Participant  should resign or not be re-elected as a Director at an annual Shareholder meeting before the time he is entitled to a Pension under Section 4.1, 4.2 or 4.3 herein, but after the time he has completed five (5) Years of Service, he shall thereupon become entitled to a Pension, equal to 100% of the final Annual Retainer payable to him/her as a Director, which Pension shall commence on the first day of the calendar month next following the date which he attains age 55. However, in such case, his/her Deferred Vested Pension shall be reduced as provided in Section 4.3.

         4.6 Payment of Pension: Pensions shall be paid in monthly installments, each installment equaling 1/12 of the annual Pension. For a Pension under Sections 4.1 (Normal Retirement or 4.2 (Disability Retirement) of this Plan, the first installment shall be paid to a retired Participant on the first day of the month next following the month in which he actually retires and terminates his/her Service with the Company.

                  In no event shall any Pension be paid to a Participant prior to actual termination of Service. In the event a Participant does not retire at the Normal Retirement Age, but continues to serve as a Director of the company beyond the attainment of such age, his/her Pension shall be determined based upon his/her Annual Retainer on the date of his/her Retirement, however, his/her Pension shall not be otherwise increased by reason of the fact that he/she continued to serve as a Director after the date he/she was entitled to receive a Normal Retirement Pension hereunder.

                  Upon the death of a Participant or retired Participant all of his/her interest in or right to Pension benefits shall cease except as set forth under the provisions of article V of Section 4.10.

         4.7 Optional Forms of Payment. Notwithstanding any provisions in the Plan herein to the contrary (including the provisions of Article V), a Participant may elect to receive the Actuarial Equivalent of his/her Pension in accordance with the optional forms of payment specified below, by filing an election with the Committee at any time on or before the earlier of (A) last day of the calendar year immediately preceding the date on which his/her Pension would commence in absence of an election under this Section 4.7 ("Pension Date") or (B) six months before his/her



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Pension Date (such latest permitted  election date is the "Election  Deadline").
The election shall be on a form provided or permitted by the Committee in which,
if  applicable,   the  Participant  shall  designate  a  person  to  be  his/her beneficiary. The Participant may change or revoke an election under this Section
4.7 at any time on or before the Participant's Election Deadline. An election under this Section shall be irrevocable after the Participant's Election Deadline and shall be ineffective if the Participant dies before his/her Pension Date. If the Participant does not have an election in effect prior to the Participant's Election Deadline, his/her Pension shall be paid in accordance with Section 4.6 or Article V, as applicable.

                  (a) Lump Sum Option. Either (i) an immediate single lump sum payment on his/her Pension Date in an amount that is the Actuarial Equivalent of the 100% Joint and Survivor Pension described in Section 5.1 or (ii) a deferred lump sum payable at such date as the Participant shall elect in an amount equal to the amount determined for an immediate lump sum increased or decreased by the investment return for income, gains, losses and expenses which would result from investment of the Participant's immediate lump sum amount in accordance with the Participant's investment elections, to be made substantially in accordance with the provisions of Section 4.8 hereof. If the Participant dies after his/her Pension Date and before receiving an immediate or deferred lump sum, payment shall be made to the beneficiary designated by the Participant under Section 4.9 hereof as soon as possible after the Participant's death in an amount equal to the immediate lump sum increased or decreased by the investment return for income, gains, losses and expenses determined in accordance with the
Participant's investment election through the date preceding the date of the payout.

                  (b)  Variable Annuity Option.

                           (A) Life Annuity Option.  A monthly amount payable to
the Participant for life that is initially equal to 1/12 of the Participant's annual Pension (the "Initial Annuity amount"). The monthly amount payable after each December 31 following the date on which the Pension commences in the form of the variable annuity option, shall be adjusted to equal the Initial Annuity Amount multiplied by the ratio of x to y where:



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                                    x equals the  amount of the single  lump sum
                                    that   would   have  been   payable  to  the
                                    Participant had he/she elected the immediate
                                    lump sum  option  (the  "Lump  Sum  Amount")
                                    payable on his/her  Pension Date plus income
                                    and  gains  and  less  expenses  and  losses
                                    attributable   thereto  assuming  that  such
                                    amount was invested in the investment fund or funds selected by the Participant in accordance with his/her investment election made in accordance with Section 4.8, and reduced by the aggregate amount of any Pension payments made to the Participant prior to the applicable December 31; and

                                    y equals  the Lump Sum  Amount  plus  income
                                    attributable  thereto  assuming  such amount
                                    earned  income  at a rate  of 6%  compounded
                                    annually and reduced by the aggregate amount
                                    of any Pension payments that would have been
                                    made  to  the   Participant   prior  to  the
                                    applicable December 31 if the Participant were receiving his/her Pension in the form of a 100% Joint and Survivor Pension.

                  As soon as practicable following the death of the Participant, the Beneficiary designated by the Participant in accordance with Section 4.9 shall receive a single sum payment equal to x (as determined above) taking into account all income, gains, losses and expenses and distributions prior to the date of payment to the Beneficiary.

                           (B)  Installment  Payment  Option.  A Participant may
elect to receive his/her Lump Sum Amount in installment payments over a period not in excess of fifteen years. Installments shall be payable annually (or more frequently if permitted by the Committee), in an amount equal to the quotient of the Lump Sum Amount (as adjusted on each December 31 in accordance with the following sentence) immediately prior to payment of the installment divided by the number of remaining installment payments. As of each December 31 after the first installment is paid, the Lump Sum Amount shall be increased for the income, gains and reduced by the expenses and losses that would be attributable to the Lump Sum



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Amount if such amount were invested in the investment  fund or funds selected by the Participant in accordance with the investment election made in accordance with Section 4.8 and reduced by the aggregate amount of any payments made to the Participant prior to the applicable December 31. As soon as practicable following the death of the Participant, the Participant's Beneficiary shall receive a single sum payment equal to the Lump Sum Amount adjusted to take into account all income, gains, losses and expenses and distributions prior to the date of payment to the Beneficiary.

         4.8 Investment Election. A Participant must make an investment election at the time he/she elects the variable annuity option or a deferred lump sum election. The investment election shall designate the investment fund or funds in which part or all of his/her Lump Sum Amount shall be treated as invested. The available investment funds shall consist of any security or securities issued by an investment company registered under the Investment Company Act of 1940, any separate account or accounts of any insurance company or any other investment vehicle permitted by the Committee. A Participant's investment election shall remain in effect until such time as a change in investment election is filed with and approved by the Committee. A change in investment election must be filed with the Committee on a form prescribed by the Committee and shall become effective on such date as it is approved by the Committee. While the Company, in the discretion of the Committee, may direct the Trustee of the grantor trust for the plan to make investments in the mutual funds, separate accounts or other permitted investment vehicle designated by Participants, the Company and Trustee shall not be under any obligation to make such investments and any such investments shall remain as investments of the Trust.

         4.9 Beneficiary. A Participant may designate a Beneficiary to receive any benefits which may become payable under Section 4.7 or Section 4.10 after the death of the Participant. To be effective any Beneficiary designation shall be filed in writing with the Committee. A Participant may revoke an existing Beneficiary designation by filing another written Beneficiary designation with the Committee. The latest Beneficiary designation received by the Committee shall be controlling. If no Beneficiary is named by a Participant or if he/she survives all of his/her named Beneficiaries, any benefits payable after his/her death shall be paid to the Participant's spouse and if none his/her estate.



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         4.10 Death Benefit.  If a Participant (i) dies prior to his/her Pension
Date and (ii) either (A) the Participant has filed a written election with the Committee electing the Section 4.10 death benefit in lieu of the Section 5.2 Automatic Option or (B) is not married to an Eligible Spouse on the date of the Participant's death, a death benefit in the amount provided below shall be payable to the beneficiary of the Participants pursuant to Section 4.9 hereof.

                  (a) Age 65 Death Benefit. If a Participant who has completed not less than five (5) Years of Service, has attained his/her Normal Retirement Date and is entitled to a death benefit under this Section 4.10, the amount of the death benefit shall be the Lump Sum Amount which would have been payable to the Participant if the Participant had a termination of service the day before his/her death and had elected to receive an immediate lump sum payment under
Section 4.7(a)(i) on the day before his/her death.

                  (b) Pre Age 65 Death Benefit. If a Participant who has completed not less than five (5) Years of Service, has not attained his/her Normal Retirement Date dies and is entitled to a death benefit under this
Section 4.10, the amount of the death benefit shall be a lump sum amount which is the Actuarial Equivalent of the benefit which would be payable to the spouse of the Participant under Section 5.2.(a)(1) or (2) in the case of a Participant who is married on the date of his/her death, and in the case of a Participant who is not married on his/her date of death, the benefit which would be payable to a hypothetical spouse of the Participant if the Participant were married to a spouse who is the same age as the Participant.

         4.11 Actuarial Equivalent. For purposes of determining Optional Forms of Payment under Section 4.7 hereof and Death Benefits under Section 4.10 hereof, an Actuarial Equivalent benefit shall be determined using a 5-1/2% interest rate assumption, the GAM '83 mortality table, and assuming that a single Participant has a spouse who is the same age as the Participant.

                                   ARTICLE V.

                           JOINT AND SURVIVOR PENSION



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         5.1 100% Joint and Survivor  Pension:  If a Participant has an Eligible
Spouse on the date his/her Pension payments commence, his/her Pension shall be paid in the form of a 100% Joint and Survivor Pension.

                  Under the 100% Joint and Survivor Pension, a Pension equal to one hundred (100%) percent of the Annual Retainer payable to him/her as a Director ("Annual Retainer") on the date of his/her Retirement (or on the date he/she ceases to be a Director in the case of a Deferred Vested Pension) shall be paid to the Participant for life, and the same amount shall then be paid to his/her Eligible Spouse, if surviving at the Participant's death, for life.

         5.2  Automatic Option:

                  (a)(1) If a Participant dies after he/she has attained age 55 and has completed five (5) Years of Service and leaves surviving an Eligible Spouse, he/she shall automatically be deemed, as of the date of his/her death, to have:

                           (i) been entitled to receive a Normal Retirement Pension, or an immediate Early Retirement Pension, (whichever is appropriate), and

                           (ii) to have retired.

                  The Pension shall be paid in the form of a 100% Joint and Survivor Pension as described in Section 5.1 and his/her surviving Eligible Spouse, shall thereupon become entitled to receive a Pension thereunder commencing on the first day of the calendar month next following his/her date of death which Pension shall be reduced by 5% per year for each year (or major fraction of a year) the Pension commencement date precedes age 65.

                  (a)(2) If a Participant dies before he becomes eligible for an Automatic Option Pension payable in accordance with Section 5.2.(a)(1), but after he/she has completed five (5) Years of Service, and leaves surviving an Eligible Spouse, such Eligible Spouse, shall be deemed his/her designated beneficiary and shall be entitled to a Pension in the form of a 100% Joint and Survivor Pension as described in Section 5.1, which Pension shall be paid to and for the lifetime of his/her Eligible Spouse. Such Pension shall be computed in accordance with Sections 4.3 and 5.1 and shall



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commence on the date the  Participant  would have been  entitled to have his/her
Deferred Vested Pension commence had he/she terminated employment on the date of his/her death and survived to such date.

                  (b) If a Participant has elected the death benefit provided under Section 4.10 hereof, no benefit shall be payable to the Participant's surviving spouse under Sections 5.2.(a)(1) or (2) hereof.

                                   ARTICLE VI.

                                 ADMINISTRATION

         6.1 Administration: The Plan shall be administered by the Benefits Committee (sometimes referred to herein as the Committee) consisting of the Chairman and not less than three non-salaried members of the Board of Directors of the Employer, who shall be appointed annually by the Board of Directors of the Employer, upon recommendation by the Chairman. The Committee members shall hold office until their successors have been duly appointed or until death, resignation or removal.

         6.2 Duties: The Committee shall perform the required duties and it shall have the necessary powers of administering the Plan and carrying out the provisions thereof.

         6.3  Powers:  The powers of the Committee shall be as follows:

                  (a) To determine any question arising in connection with the Plan, and its decision or action in respect thereof shall be final, conclusive, and binding upon the Company, and the Participant.

                  (b) To engage the services of counsel or attorney (who may be counsel or attorney for the Company), and an Actuary, if it deems necessary, and such other agents or assistants as it deems advisable for the proper administration of the Plan. The Board may direct such reasonable expenses as may be incurred in the administration of the Plan shall be paid out of the funds of the Plan, unless the Company shall pay them.



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                  (c) To receive  from the  Company and from  Participants  such information as shall be necessary for the proper administration of the Plan.

         6.4 Claims Procedure. The Committee shall make all determinations as to the right of any person to a benefit. Any denial by the Committee of the claim for benefits under the Plan by a Participant or beneficiary shall be stated in writing by the Committee and delivered or mailed to the Participant or beneficiary. Such notice shall set forth the specific reasons for the denial, written to the best of the Committee's ability in a manner that may be understood without legal or actuarial counsel. In addition, the Committee shall afford a reasonable opportunity to any Participant or his/her beneficiary whose claim for benefits has been denied for a review of the decision denying the claim.

         6.5 Records and Reports: The Committee shall exercise such authority and responsibility as it deems appropriate in order to comply with ERISA and governmental regulations issued thereunder relating to the following: records of Participant's Service, Accrued Benefits and the percentage of such benefits which are nonforfeitable under the Plan; notifications to Participants; and any reports to the Department of Labor.

                                  ARTICLE VII.

                             AMENDMENTS BY EMPLOYER

         7.1 Amendments: The Company reserves the right at any time by action of the Board of Directors to make any amendments to this Plan. Notwithstanding the foregoing, no amendment of the Plan may reduce the benefit payable under the Plan to a Participant (or his/her Eligible Spouse) if the Participant has retired prior to such amendment or reduce the benefit to be paid with respect to the Participant on the date of such amendment below the amount which would have been paid with respect to the Participant if his/her employment had terminated on the day before such amendment.

                                  ARTICLE VIII.

                                   TERMINATION

         8.l Right to Terminate: The Company may terminate the Plan at any time, however, in the event of termination, all Participants shall become immediately vested and shall become entitled to receive a Pension in accordance with terms hereof.

                                   ARTICLE IX.

                          SUCCESSOR EMPLOYER AND MERGER
                           AND CONSOLIDATION OF PLANS

         9.1 Successor Company: In the event of a dissolution, merger, consolidation, or reorganization of the Company, provision may be made by which the Plan will be continued by the successor; and in that event, such successor shall be substituted for the Company under the Plan. The substitution of the successor shall constitute an assumption of Plan liabilities by the successor, and the successor shall have all of the powers, duties and responsibilities of the Company under the Plan.

                                   ARTICLE X.

                                  MISCELLANEOUS

         10.1 Status: This Plan is not intended to satisfy the requirements for qualification under section 401(a) of the Code. It is intended to be a non-qualified defined benefit plan that is exempt from the regulatory requirements of ERISA. The Plan shall be construed and administered so as to effectuate this intent. To the extent the Participant or any other person acquires a right to receive benefits under this Plan, such right shall be no greater than the right of any unsecured creditor of the Company.

         10.2 Construction of Language: Whenever appropriate, in the Plan, words used in the singular may be read in the plural, words used in the plural may be read in the singular, and words importing the masculine gender may read as referring equally to the feminine or the neuter. Any reference to an Article or section number shall refer to an Article or section of this Plan unless otherwise indicated.

         10.3 Governing Law: The Plan shall be construed and enforced in accordance with the laws of the State of New York, except to the extent that such laws are preempted by the federal laws of the United States of America.

         10.4 Headings: The headings of Articles and Sections are included solely for convenience of reference. If there is any conflict between such headings and the text of the Plan, the text shall control.

         10.5 Non-Alienation of Benefits: The right to receive a benefit under the Plan shall not be subject in any manner to anticipation, alienation or assignment, nor shall such right be liable for or subject to debts, contracts, liabilities, engagements or torts.

                     SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

                                    ARTICLE I

         1.1 Purpose: The purpose of The Greater New York Savings Bank Supplemental Executive Retirement Plan is to provide certain executives of the Company with additional retirement income by supplementing the pension benefits provided to such individuals under The Plan of Pensions and Retirement Benefits of The Greater New York Savings Bank and by supplementing contributions made on behalf of such individuals to The Greater New York Savings Bank Employee Stock Ownership Plan to the extent pension benefits payable and contributions made under such plans are limited by Section 415 and Section 401(a)(17) of the Internal Revenue Code of 1986, as amended.

                                   ARTICLE II

                          DEFINITIONS AND CONSTRUCTION

         2.1 Definitions: The following definitions shall apply for purposes of the Plan, unless a different meaning is plainly indicated by the context:

                  (a) "Board:" The Board of Directors of The Greater New York Savings Bank, as constituted from time to time.

                  (b) "Code:" The Internal Revenue Code of 1986, as amended, and the applicable rulings and regulations thereunder (including the corresponding revisions of any succeeding law).

                  (c) "Company:" The Greater New York Savings Bank, a banking corporation, organized and existing under the laws of the State of New York, its successors and assigns, and any of its subsidiaries participating in the Pension Plan.

                  (d)  "Effective Date:"  January 1, 1989.

                  (e) "Eligible Spouse:" The husband or wife to whom the Participant had been legally married throughout the six-month period ending on the earlier of 1) the pension commencement date under the Pension Plan or 2) the date of the Participant's death.

                  (f) "ERISA:" Public Law No. 93-406, the Employee Retirement Income Security Act of 1974, as may be amended from time to time.

                  (g) "Executive Officer:" The officers of The Greater New York Savings Bank elected and designated by the Board as executive officers.

                  (h) "ESOP:" The Greater New York Savings Bank Employee Stock Ownership Plan, as amended from time to time.

                  (i) "Normal Retirement Date:" The first day of the month following the Participant's sixty-fifth birthday.

                  (j) "Participant:" An Executive Officer or the president of any subsidiary of The Greater New York Savings Bank who is an active Participant in the Company's Pension Plan or ESOP and whose pension benefits and/or contributions by the Company to his account in the ESOP, determined on the basis of the provisions of such Pension Plan and such ESOP, without regard to the limitation of Sections 401(a)(17) and 415 of the Code, would exceed the benefits or contributions payable under such plans as a result of the limitations imposed by Sections 401(a)(17) and 415 of the Code.

                  (k) "Pension Plan:" The Plan of Pensions and Retirement Benefits of The Greater New York Savings Bank, as amended from time to time.

                  (l) "Retirement:" Termination of employment from the Company with a right to collect a pension benefit under the Pension Plan.

                  (m) "Plan:" The Greater New York Savings Bank Supplemental Executive Retirement Plan, as set forth in this plan instrument, and as it may be amended from time to time.

                  (n) "Retirement Date:" The first day of the month coincident with or next following the date on which a Participant retires.

                  (o)  "Trustee":  The  trustee  of  any   grantor  trust  which
exists pursuant to Section 4.2.

         2.2 Construction: The masculine gender, where appearing in the Plan, shall be deemed to include the feminine gender, and the singular may include the plural, unless the context clearly indicates to the contrary. The words "hereof", "herein", "hereunder" and other similar compounds of the word "here" shall mean and refer to the entire Plan, not to any particular provision or Section.

                                   ARTICLE III

         3.1 Supplemental Pension Benefits: A Participant or his beneficiary, as the case may be, will receive a supplemental monthly pension benefit ("Retirement Benefit") equal to the excess, if any, of the amount determined under Subparagraph (a) over the amount determined under Subparagraph (b):

         (a) The amount of the Normal Retirement Benefit, Early Retirement Benefit, Deferred Vested Benefit, Disability Benefit, Automatic Option Benefit, Modified Automatic Option Benefit or any other form of benefit, whichever is applicable, that would have been payable to the Participant or his beneficiary under the Pension Plan in such month but for 1) the limitation on annual benefits set forth in Section 415 of the Code as in effect on the date the Participant's Retirement Benefits hereunder commence ("Retirement Benefit Commencement Date") and 2) the limitations on annual compensation that must be taken into account for the calculation of benefits payable under the Pension Plan pursuant to Section 401(a)(17) of the Code as in effect on the Retirement Benefit Commencement Date ("Unrestricted Benefit");

         (b) The amount payable to the Participant under the Pension Plan in such month, whether or not Pension benefits under the Pension Plan actually commence at such time ("Maximum Benefit").

         3.2 Commencement of Retirement Benefits: The Participant's Retirement Benefits under this Plan shall be payable on the earliest possible date the Participant or his beneficiary, as the case may be, is entitled to receive a Pension benefit under the Pension Plan irrespective of whether the Participant or his beneficiary elects to have such Pension benefits commence on such date.

         3.3 Normal Form of Retirement Benefit

         (a) If a Participant has an Eligible Spouse on the date his Retirement Benefits commence hereunder, his Retirement Benefits shall be paid in the form of a 100% Joint and Survivor Pension, which provides for a Retirement Benefit in a reduced amount and the continuation of the same reduced amount to the surviving Eligible Spouse. The reduced amount shall be a percentage of the single life pension to which the Participant would have otherwise been entitled to under Section 3.1 hereof, and shall be calculated in accordance with the provisions of the Pension Plan.

         (b) If the Participant does not have an Eligible Spouse on the date his Retirement Benefits commence hereunder, his Retirement Benefits shall be paid in the form of a 15 Year Term Certain Pension. This form of Retirement Benefit provides that monthly benefits will be paid for the longer of the Participant's life or a guaranteed period of fifteen (15) years. In the event of the Participant's death prior to expiration of the fifteen (15) year guaranteed term, monthly retirement benefits will continue to be paid for the balance of the fifteen (15) year guaranteed period. The beneficiary or beneficiaries designated must be natural persons in being at the time of their designation. The amount of the Retirement Benefits payable hereunder shall be the Actuarial Equivalent of a single life pension to which the Participant would have otherwise been entitled to under Section 3.1 hereof. For the purpose hereof, Actuarial Equivalent shall have the same definition as in the Pension Plan.

         3.4 Optional Forms of Retirement Benefit: Notwithstanding Section 3.3 herein to the contrary, a Participant may elect to receive the Actuarial Equivalent of his Retirement Benefit in accordance with the optional forms of payment specified below, by filing an election with the Committee at any time on or before the earlier of (A) last day of the calendar year immediately preceding the date on which his/her Retirement Benefit would commence in absence of an election under the Section 3.4 ("Pension Date") or (B) six months before his/her Pension Date (such latest permitted election date is the "Election Deadline"). The election shall be on a form provided or permitted by the Committee in which, if applicable, the Participant shall designate a person to be his/her beneficiary. The Participant may change or revoke an election under this Section 3.4 at any time on or before the Participant's Election Deadline. An election under this Section shall be irrevocable after the Participant's Election Deadline and shall be ineffective if the Participant dies before his/her Pension Date.

         If the Participant does not have an election in effect prior to the Participant's Election Deadline, his/her Pension shall be paid in accordance with Section 3.3 as applicable.

         (a) Lump Sum Option. Either (i) an immediate single lump sum payment on his/her Pension Date in an amount that is the Actuarial Equivalent of the Retirement Benefit described in
                  Section 3.1 or (ii) a deferred lump sum payable at such date as the Participant shall elect in an amount equal to the amount determined for an immediate lump sum increased or decreased by the investment return for income, gains, losses and expenses which would result from investment of the Participant's immediate lump sum amount in accordance with the Participant's investment elections, to be made substantially in accordance with the provisions of section 3.5 hereof. If the Participant dies after his/her Pension Date and before receiving an immediate or deferred lump sum, payment shall be made to the beneficiary designated by the Participant under
                  Section 3.6 hereof as soon as possible after the Participant's death in an amount equal to the immediate lump sum increased or decreased by the investment return for income, gains, losses and expenses determined in accordance with the Participant's investment election through the date preceding the date of the payout.

         (b)      Variable Annuity Option.

                  (1)      Life Annuity Option.

                           A monthly amount payable to the Participant for life that is initially equal to 1/12 of the Participant's annual Retirement Benefit (the "Initial Annuity Amount"). The monthly amount payable after each
                           December 31 following the date on which the Retirement Benefit commences in the form of the variable annuity option, shall be adjusted to equal the Initial Annuity Amount multiplied by the ratio of x to y where:

                                    x equals the  amount of the single  lump sum
                                    that   would   have  been   payable  to  the
                                    Participant and he/she elected the immediate
                                    lump sum  option  (the  "Lump  Sum  Amount")
                                    payable on his/her  Pension Date plus income
                                    and  gains  and  less  expenses  and  losses
                                    attributable   thereto  assuming  that  such
                                    amount was invested in the investment fund or funds selected by the Participant in accordance with his/her investment election made in accordance with Section 3.5, and reduced by the aggregate amount of any Pension payments made to the Participant prior to the applicable December 31; and

                                    y equals  the Lump Sum  Amount  plus  income
                                    attributable  thereto  assuming  such amount
                                    earned  income  at a rate  of 6%  compounded
                                    annually and reduced by the aggregate amount
                                    of any Pension payments that would have been
                                    made  to  the   Participant   prior  to  the
                                    applicable December 31 if the Participant were receiving his/her Retirement Benefit in the form of a single life person described in section 3.1.

                  As soon as practicable following the death of the Participant, the Beneficiary designated by the Participant in accordance with Section 3.6 shall receive a single sum payment equal to x (as determined above) taking into account all income, gains, losses and expenses and distributions prior to the date of payment to the Beneficiary.

                  (2) Installment Payment Option. A Participant may elect to receive his/her Lump Sum Amount in installment payments over a period not in excess of fifteen years. Installments shall be payable annually (or more frequently if permitted by the Committee), in an amount equal to the quotient of the Lump Sum Amount (as adjusted on each December 31 in accordance with the following sentence) immediately prior to payment of the installment divided by the number of remaining installment payments. As of each December 31 after the first installment is paid, the Lump Sum Amount shall be increased for the income, gains and reduced by the expenses and losses that would be attributable to the Lump Sum Amount if such amount were invested in the investment fund or funds selected by the Participant in accordance with the investment election made in accordance with Section 3.5 and reduced by the aggregate amount of any payments made to the Participant prior to the applicable December
                           31. As soon as practicable following the death of the Participant, the Participant's Beneficiary shall receive a single sum payment equal to the Lump Sum
                           Amount adjusted to take into account all income, gains, losses and expenses and distributions prior to the date of payment of the Beneficiary.

         3.5 Investment Election: A Participant must make an investment election at the time he/she elects the variable annuity option or a deferred lump sum election. The investment election shall designate the investment fund or funds in which part or all of his/her Lump Sum Amount shall be treated as invested. The available investment funds shall consist of any security or securities issued by an investment company registered under the Investment Company Act of 1940, any separate account or accounts of any insurance company or any other investment vehicle permitted by the Committee. A Participant's investment election shall remain in effect until such time as a change in investment election is filed with and approved by the Committee. A change in investment election must be filed with the Committee on a form prescribed by the Committee and shall become effective on such date as it is approved by the Committee. While the Company, in the discretion of the Committee, may direct the Trustee of the grantor trust for the Plan to make investments in the mutual funds, separate accounts or other permitted investment vehicle designated by Participants, the Company and Trustee shall not be under any obligation to make such investments and any such investments shall remain as investments of the Trust.

         3.6 Beneficiary: A Participant may designate a Beneficiary to receive any benefits which may become payable under Section 3.4 after the death of the
Participant. To be effective, any Beneficiary designation shall be filed in writing with the Committee. A Participant may revoke an existing Beneficiary designation by filing another written Beneficiary designation with the Committee. The latest Beneficiary designation received by the Committee shall be controlling. If no Beneficiary is named by a Participant or if he/she survives all of his/her named Beneficiaries, any benefits payable after his/her death shall be paid to the Participant's spouse and if none his/her estate.

         3.7 Actuarial Equivalent: For purposes of determining Optional Forms of Payment under Section 3.4 hereof, an Actuarial Equivalent benefit shall be determined using a 5-1/2% interest rate assumption, the GAM '83 mortality table, and assuming that a single Participant has a spouse who is the same age as the Participant.

         3.8   Supplemental   ESOP   Contribution:   The  Company  will  make  a
Supplemental ESOP Contribution on behalf of the Participant each year equal to the fair market value of the excess, if any, of:

         (a) The number of shares of Company Stock (as defined in the ESOP) that would have been contributed to the Participant's Account in the ESOP that year but for 1) the limitations on annual contributions set forth in Section 415 of the Code as in effect at the time such contributions would have been made and 2) the limitations on annual compensation that must be taken into account that year in determining the maximum annual contribution that may be made to the ESOP under Section 401(a)(17) of the Code; over

         (b) The number of shares of Company Stock actually contributed to the ESOP that year on behalf of the Participant.

                  The "fair market value" of the shares of Company Stock shall mean the "fair market value" as defined in the ESOP. The fair market value, for the purposes of the Supplemental ESOP Contribution under this Section 3.4 shall be determined as of December 31 of the year for which such contribution is to be made, but in no event shall the fair market value of any convertible preferred stock contributed to the Participant's account in the ESOP be less than $13.00 per share. Such contributions shall earn interest, credited semi-annually on January and July 1, at the annual interest rate of eight and one-quarter (8 1/4%) percent. The Supplemental ESOP Contributions made under this Section 3.4 and all interest credited thereon shall collectively be referred to as the "Supplemental ESOP Benefit."

         3.9 Form and Time of Payment of Supplemental ESOP Benefit: The Supplemental ESOP Benefit made on behalf of each Participant will be payable to such Participant in a lump sum on the sixtieth (60th) day following the earlier of the Participant's termination of employment with the Company or the Participant's death.

         3.10 Vesting: A Participant shall be vested in his Supplemental Pension Benefit to the extent he is vested in his pension benefit under the Pension Plan. A Participant shall be vested in his Supplemental ESOP Benefit to the extent he is vested in his account balance in the ESOP.

         3.11 Automatic Acceleration of Retirement Benefits: Notwithstanding any other provisions of the Plan, the Participant's Retirement Benefits under the Plan shall become due and payable immediately upon the earlier of the following two events:

                  a)       the Change of Control of the Company;
                  b) a finding by the Internal Revenue Service that the Retirement Benefits under the Plan are taxable.

                  The  Committee  shall pay the amounts  due under this  Section
3.11 within 10 days after the occurrence of one of the events specified in this Section.

                  For the purpose hereof, Change of Control shall have the same meaning as provided in the Grantor Trust Agreement, dated January 1, 1989.

                                   ARTICLE IV

         4.1 Benefits Not Currently Funded: Nothing in this Plan will be construed to create a trust or to obligate the Company or any other entity to segregate a fund, purchase an insurance contract, or in any other way currently to fund the future payment of any benefits hereunder, nor will anything herein be construed to give the Participant or any other person rights to any specific assets of the Company.

         4.2 Grantor Trust: Notwithstanding Section 4.1, the Company in its sole discretion may establish a grantor trust of which it is treated as the owner under Section 671 of the Internal Revenue Code (a "grantor trust") to provide for the payment of benefits hereunder, subject to such terms and conditions as the Company may deem necessary or advisable to ensure that benefits are not includable, by reason of the trust, in income of trust beneficiaries before actual distribution and that the existence of the trust does not cause the Plan or any other arrangement to be considered funded for purposes of Title I of ERISA.

                                    ARTICLE V

                                 ADMINISTRATION

         5.1 Administration: The Plan shall be administered by the Benefits Committee (sometimes referred to herein as the Committee) consisting of the Chairman and not less than three non-salaried members of the Board of Directors of the Employer, who shall be appointed annually by the Board of Directors of the Employer, upon recommendation by the Chairman. The Committee members shall hold office until their successors have been duly appointed or until death, resignation or removal.

         5.2 Duties: The Committee shall perform the required duties and it shall have the necessary powers of administering the Plan and carrying out the provisions thereof.

         5.3 Powers:  The powers of the Committee shall be as follows:

                  (a) To determine any question arising in connection with the Plan, and its decision or action in respect thereof shall be final, conclusive, and binding upon the Company, and the Participant.

                  (b) To engage the services of counsel or attorney (who may be counsel or attorney for the Company), and an Actuary, if it deems necessary, and such other agents or assistants as it deems advisable for the proper administration of the Plan. The Committee may direct that such reasonable expenses as may be incurred in the administration of the Plan shall be paid out of the funds of the Plan, unless the Company shall pay them.

                  (c) To receive from the Company and from Participants such information as shall be necessary for the proper administration of the Plan.

         5.4 Claims Procedure: The Committee shall make all determinations as to the right of any person to a benefit. Any denial by the Committee of the claim for benefits under the Plan by a Participant or beneficiary shall be stated in writing by the Committee and delivered or mailed to the Participant or beneficiary. Such notice shall set forth the specific reasons for the denial, written to the best of the Committee's ability in a manner that may be understood without legal or actuarial counsel. In addition, the Committee shall afford a reasonable opportunity to any Participant or his beneficiary whose claim for benefits has been denied for a review of the decision denying the claim.

         5.5 Records and Reports: The Committee shall exercise such authority and responsibility as it deems appropriate in order to comply with ERISA and governmental regulations issued thereunder relating to the following: records of Participant's Service, Accrued Benefits and the percentage of such benefits which are nonforfeitable under the Plan; notifications to Participants; and any reports to the Department of Labor.

                                   ARTICLE VI

         6.1 Non-Alienation of Benefits: The right to receive a benefit under the Plan shall not be subject in any manner to anticipation, alienation, or assignment, nor shall such right be liable for or subject to debts, contracts, liabilities, engagements or torts. The foregoing shall not apply to any benefit payable pursuant to a qualified domestic relations order, as defined in Section 414(p) of the Code with respect to which any benefits hereunder are determined by the Board to be subject.

                                   ARTICLE VII

         7.1 Amendments and Termination: The Company reserves the right at any time by action of the Board to terminate the Plan or to amend its provisions in any way. Notwithstanding the foregoing, no termination or amendment of the Plan may reduce the benefits payable under the Plan to the Participant (or his Eligible Spouse) if the Participant has retired prior to such termination or amendment or reduce the benefit to be paid with respect to the Participant on the date of such termination or amendment below the amount which would have been paid with respect to the Participant if his employment had terminated on the day before such termination or amendment.

                                  ARTICLE VIII

                                  MISCELLANEOUS

         8.1 No Right to Employment: This Plan shall not be construed as providing any Participant with the right to be retained in the Company's employ or to receive any benefit not specifically provided hereunder.

         8.2 No Affect on Other Compensation and Benefits: Nothing contained herein shall exclude or in any manner modify or otherwise affect any existing or future rights of any Participant to participate in and receive the benefits of any compensation, bonus, pension, life insurance, medical and hospitalization insurance or other employee benefit plan or program to which he otherwise might be or become entitled as an officer and/or employee of the Company.

         8.3 No Amendment to Pension Plan or ESOP: This Plan shall not be deemed to constitute an amendment to, or a part of, the Pension Plan or the ESOP. All references hereunder to the Pension Plan and the ESOP shall include any amended or successor plan or plans maintained by the Company, the terms of which may be applicable at any time to a Participant's Retirement. However, if the Pension Plan or the ESOP terminates, merges with, or is superseded by a successor plan, and as a result thereof the amount of the Retirement Benefit or the Supplemental ESOP Benefit to be paid to any Participant hereunder would be reduced or calculated on a different basis, or commence at a later date or dates, such Retirement Benefit and the Supplemental ESOP Benefit shall not be less than an amount calculated pursuant to the provisions of this Plan and in accordance with the terms of the Pension Plan and ESOP as in effect on the date on which occurs such termination, merger or suppression.

         8.4 Governing Law: This Plan shall be construed in accordance with and governed by the laws of the State of New York, without regard to its conflicts of law principles.

         8.5 Disability: If the Company shall find that any Participant is unable to care for his affairs because of illness or accident, any payment due hereunder (unless a prior claim therefor shall have been made by a duly appointed guardian, committee, or other legal representative) may be paid to such Participant's spouse, child, brother or sister, or to any person deemed by the Company to have incurred expense for such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liabilities of the Company hereunder.

         8.6 Status: This Plan is not intended to satisfy the requirements for qualification under Section 401(a) of the Code. It is intended to be a non-qualified plan which is, in part, an unfunded excess benefit plan as defined in ERISA Section 3(36) and in part an unfunded "top hat" plan exempt from the participation, vesting, funding and fiduciary requirements of ERISA pursuant to Department of Labor Regulations, Section 2520.104-23(a). The Plan shall be construed and administered as to effectuate this intent. To the extent the Participant or any other person acquires a right to receive benefits under this Plan, such right shall be no greater than the right of any unsecured creditor of the Company.

         8.7 Expenses: All expenses of establishing and administering the Plan shall be paid by the Company.

         8.8 Successors: The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to expressly assume the Company's obligations hereunder in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place. As used in the Plan, "Company" shall mean the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid which executes and delivers the agreement provided for in this Article 8 or which otherwise becomes bound by all the terms and provisions of the Plan by operation of law.

                                                                       EXHIBIT A

                       THE GREATER NEW YORK SAVINGS BANK
                          LONG-TERM INCENTIVE PROGRAM

                            ------------------------

              AS AMENDED AND RESTATED EFFECTIVE FEBRUARY 21, 1990

                               TABLE OF CONTENTS

                                                                                                              PAGE
                                                                                                              ----
                                                    ARTICLE I
                                                     PURPOSE

SECTION 1.1        General Purpose of the Incentive Program................................................      1

                                                    ARTICLE II
                                                   DEFINITIONS

SECTION 2.1        Appreciation Right......................................................................      1
SECTION 2.2        Bank....................................................................................      1
SECTION 2.3        Board...................................................................................      1
SECTION 2.4        Cause...................................................................................      1
SECTION 2.5        Code....................................................................................      1
SECTION 2.6        Committee...............................................................................      1
SECTION 2.7        Conversion Price........................................................................      1
SECTION 2.8        Disability..............................................................................      1
SECTION 2.9        Eligible Employee.......................................................................      1
SECTION 2.10       Exercise Price..........................................................................      1
SECTION 2.11       Fair Market Value.......................................................................      1
SECTION 2.12       Incentive Stock Option..................................................................      2
SECTION 2.13       Key Executive...........................................................................      2
SECTION 2.14       Non-Qualified Stock Option..............................................................      2
SECTION 2.15       Option..................................................................................      2
SECTION 2.16       Option Period...........................................................................      2
SECTION 2.17       Outside Director........................................................................      2
SECTION 2.18       Performance Award.......................................................................      2
SECTION 2.19       Performance Cycle.......................................................................      2
SECTION 2.20       Performance Unit........................................................................      2
SECTION 2.21       Incentive Program.......................................................................      2
SECTION 2.22       Retirement..............................................................................      2
SECTION 2.23       Share...................................................................................      2
SECTION 2.24       The Greater.............................................................................      2
SECTION 2.25       Unit Value Schedule.....................................................................      2

                                                   ARTICLE III
                                                  ADMINISTRATION

SECTION 3.1        Committee...............................................................................      2
SECTION 3.2        Committee Action........................................................................      2
SECTION 3.3        Committee Responsibilities..............................................................      3

                                                    ARTICLE IV
                                                PERFORMANCE AWARDS
SECTION 4.1        In General..............................................................................      3
SECTION 4.2        Performance Cycle.......................................................................      3
SECTION 4.3        Unit Value Schedule.....................................................................      3
SECTION 4.4        Payment of Performance Awards...........................................................      4
SECTION 4.5        Termination of Employment During Performance Cycle......................................      4

                                                                                                              PAGE
                                                                                                              ----
                                                    ARTICLE V
                                                  STOCK OPTIONS

SECTION 5.1        In General..............................................................................      4
SECTION 5.2        Available Shares........................................................................      4
SECTION 5.3        Size of Option..........................................................................      4
SECTION 5.4        Exercise Price..........................................................................      5
SECTION 5.5        Option Period...........................................................................      5
SECTION 5.6        Method of Exercise......................................................................      5
SECTION 5.7        Limitations on Options..................................................................      6
SECTION 5.8        Vesting of Options......................................................................      6

                                                    ARTICLE VI
                                               APPRECIATION RIGHTS

SECTION 6.1        In General..............................................................................      6
SECTION 6.2        Exercise of Appreciation Rights.........................................................      7
SECTION 6.3        Limitations on Exercise.................................................................      7
SECTION 6.4        Effect of Exercise......................................................................      7

                                                   ARTICLE VII
                                            AMENDMENT AND TERMINATION

SECTION 7.1        Termination.............................................................................      7
SECTION 7.2        Amendment...............................................................................      7
SECTION 7.3        Adjustments in the Event of a Reorganization or Recapitalization........................      7

                                                   ARTICLE VIII
                                             MISCELLANEOUS PROVISIONS

SECTION 8.1        Status as an Employee Benefit Plan......................................................      8
SECTION 8.2        No Right to Continued Employment........................................................      8
SECTION 8.3        Construction of Language................................................................      8
SECTION 8.4        Governing Law...........................................................................      8
SECTION 8.5        Headings................................................................................      9
SECTION 8.6        Non-Alienation of Benefits..............................................................      9
SECTION 8.7        Taxes...................................................................................      9
SECTION 8.8        Approval of Shareholders and Superintendent of Banks....................................      9
SECTION 8.9        Notices.................................................................................      9
SECTION 8.10       Effective Date..........................................................................      9

                       THE GREATER NEW YORK SAVINGS BANK
                          LONG-TERM INCENTIVE PROGRAM

                                   ARTICLE I
                                    PURPOSE

     SECTION 1.1 General Purpose of the Incentive Program. The purpose of the Incentive Program is to promote the growth and profitability of the Bank and to provide certain key executives of the Bank with an incentive to achieve corporate objectives, to attract and retain key executives of outstanding competence and to provide officers and employees with an equity interest in the Bank.

                                   ARTICLE II
                                  DEFINITIONS

     The following definitions shall apply for purposes of the Incentive Program, unless a different meaning is plainly indicated by the context:

     SECTION  2.1 Appreciation Right  means a right  granted pursuant to section
6.1.

     SECTION 2.2 Bank means The Greater and any direct or indirect, wholly owned subsidiary of The Greater to which the Board shall specifically extend this Incentive Program.

     SECTION 2.3 Board means the Board of Directors of The Greater.

     SECTION 2.4 Cause means an individual's (i) willful failure to perform his assigned duties and his failure to cure such failure to perform within a reasonable period following notice thereof from the Bank, or (ii) intentional dishonest or illegal conduct in connection with his performance of services for the Bank.

     SECTION 2.5 Code means the Internal Revenue Code of 1986, as amended, and the applicable rulings and regulations thereunder (including the corresponding provisions of any succeeding law).

     SECTION 2.6 Committee means the committee described in section 3.1.

     SECTION 2.7 Conversion Price means, with respect to a Share, the price per Share at which Shares were offered for sale to the depositors of The Greater in the subscription offering of such Shares that was made in connection with the conversion of The Greater from a New York mutual savings bank to a New York stock-form savings bank.

     SECTION 2.8 Disability means a condition of total incapacity, mental or physical, for further performance of duty with the Bank which the Committee shall have determined, on the basis of competent medical evidence, is likely to be permanent.

     SECTION 2.9 Eligible Employee means an employee or an officer of the Bank, including a member of the Board who is an officer or an employee of the Bank, whom the Committee determines to have significant supervisory responsibilities within the Bank.

     SECTION 2.10 Exercise Price means the price per Share at which Shares subject to an Option may be purchased upon exercise of the Option, determined in accordance with section 5.4.

     SECTION 2.11 Fair Market Value means, with respect to a Share on a specified date:

          (a) the average of the high and low quoted sales prices on the date in question (or, if there is no reported sale on such date, on the last preceding date on which any reported sale occurred) on the principal United States securities exchange on which the Shares are listed or admitted to trading; or

          (b) if the Shares are not listed or admitted to trading on any such exchange, the closing bid quotation with respect to a Share on such date on the National Association of Securities Dealers, Inc., Automated Quotation System, or, if no such quotation is provided, on another similar system, selected by the Committee, then in use; or

          (c) if sections 2.11(a) and (b) are not applicable, the fair market value of a Share as the Committee may determine, taking into account, among other things, the difference between the market value and the book value of the shares of common stock of financial institutions comparable to the Bank and the trend of the Bank's earnings and its book value.

     SECTION 2.12 Incentive Stock Option means a right to purchase Shares that is granted pursuant to section 5.1 and that is designated by the Committee to be an Incentive Stock Option and is intended to satisfy the requirements of section 422A(b) of the Code.

     SECTION 2.13 Key Executive means an officer of the Bank who has a major executive responsibility for the performance of one or more units or departments of the Bank which contribute significantly to the annual net income of the Bank and shall include, without limiting the generality of the foregoing, the Chairman and Chief Executive Officer, the Group Presidents, the Presidents of direct or indirect, wholly owned significant subsidiaries of the Bank and all Senior Vice Presidents.

     SECTION 2.14 Non-Qualified Stock Option means a right to purchase Shares that is granted pursuant to section 5.1 and that is designated by the Committee to be a Non-Qualified Stock Option and is not intended to satisfy the requirements of section 422A(b) of the Code.

     SECTION  2.15  Option  means  either   an  Incentive  Stock  Option  or   a
Non-Qualified Stock Option.

     SECTION 2.16 Option Period means the period during which an Option or an Appreciation Right may be exercised, determined in accordance with section 5.5.

     SECTION 2.17 Outside Director means a member of the Board who is not currently, and has not been at any time during the preceding one-year period, an officer or employee of the Bank and, in addition, who is a 'disinterested' person within the meaning of section 335.411(c)(4)(iii) (or any other comparable or succeeding provision) of the Federal Deposit Insurance Corporation regulations.

     SECTION 2.18 Performance Award means the cash payment made to a Key Executive, pursuant to section 4.4, following the end of a Performance Cycle.

     SECTION 2.19 Performance Cycle means a period of three calendar years, as designated by the Board pursuant to section 4.2.

     SECTION 2.20 Performance Unit means a unit of measure granted to a Key Executive which shall be used to determine the amount of the Performance Award to be paid to such Key Executive, pursuant to section 4.4.

     SECTION 2.21 Incentive Program means The Greater New York Savings Bank Long-Term Incentive Program.

     SECTION 2.22 Retirement means retirement under the Retirement Plan of The Greater New York Savings Bank in the Retirement System for Savings Institutions or under the Plan of Pensions and Retirement Benefits of The Greater New York Savings Bank.

     SECTION 2.23 Share shall mean a share of common stock of The Greater.

     SECTION 2.24 The Greater means The Greater New York Savings Bank and any successor thereto, including a company which holds all the stock of The Greater.

     SECTION 2.25 Unit Value Schedule means the schedule approved by the Board, pursuant to section 4.3, for determining the value of a Performance Unit granted with respect to a specified Performance Cycle, in accordance with Article IV.

                                  ARTICLE III
                                 ADMINISTRATION

     SECTION 3.1 Committee. The Incentive Program shall be administered by a Committee consisting of not less than three nor more than the entire number of Outside Directors, as the Board shall from time to time designate and determine.

     SECTION 3.2 Committee Action. The Committee shall hold meetings, at least annually, and may make such administrative rules and regulations as it may deem proper. A majority of the members of the Committee shall constitute a quorum, and the action of a majority of the members of the Committee present at a meeting at which a quorum is present, as well as actions taken pursuant to the unanimous written consent of all of the members of the Committee without holding a meeting, shall be deemed to be actions of the Committee. All actions of the Committee shall be final and conclusive and shall be binding upon the Bank and all other interested parties. Any person dealing with the Committee shall be fully protected in relying upon any written notice, instruction, direction or other communication signed by the secretary of the Committee and one member of the Committee, by two members of the Committee or by a representative of the Committee authorized to sign the same in its behalf.

     SECTION 3.3 Committee Responsibilities. Subject to the terms and conditions of the Incentive Program and such limitations as the Board may from time to time impose, the Committee shall be responsible for the overall management and administration of the Incentive Program and shall have such authority as shall be necessary or appropriate in order to carry out its responsibilities, including, without limitation, the authority:

          (a) to interpret and construe the Incentive Program, and to determine all questions that may arise under the Incentive Program as to eligibility for participation in the Incentive Program, the amount of Options, Appreciation Rights and Performance Units, if any, to be granted, and the terms and conditions thereof;

          (b) to adopt rules and regulations and to prescribe forms for the operation and administration of the Incentive Program; and

          (c) to take any other action not inconsistent with the provisions of the Incentive Program that it may deem necessary or appropriate.

                                   ARTICLE IV
                               PERFORMANCE AWARDS

     SECTION 4.1 In General. Performance Units shall be granted only to Key Executives. The number of Performance Units granted to each Key Executive shall be determined in the discretion of the Committee. For the Performance Cycle beginning January 1, 1988, the Committee may grant Performance Units at any time prior to May 15, 1988, subject to such adjustments, if any, as the Committee deems appropriate to take into account the lapse of time between January 1, 1988 and the date on which such Performance Units are granted. Performance Units for Performance Cycles beginning after 1988 shall be granted prior to the beginning of the Performance Cycle to which such Performance Units relate.

     Performance Units shall be evidenced by a written agreement which shall:

          (a) specify the number of Performance Units granted;

          (b)   specify  the  Performance  Cycle   with  respect  to  which  the
     Performance Units are being granted;

          (c) set forth the Unit Value Schedule to be used to determine the value of a Performance Unit at the end of the Performance Cycle; and

          (d) contain such other terms and conditions not inconsistent with the Incentive Program as the Committee may, in its discretion, prescribe.

     SECTION 4.2 Performance Cycle. From time to time, the Board may, in its discretion, establish a Performance Cycle or Performance Cycles. Each Performance Cycle shall be for a period of calendar years, commencing on January 1 of the first year in the Performance Cycle and ending on December 31 of the last year in the Performance Cycle. Not more than one Performance Cycle shall begin on January 1 of any calendar year and not more than one Performance Cycle shall end on December 31 of any calendar year. Not more than three Performance Cycles shall be in effect at any time.

     SECTION 4.3 Unit Value Schedule. Prior to May 15, 1988, in the case of the Performance Cycle beginning January 1, 1988, and prior to the commencement of a Performance Cycle, in all other cases, the Board shall establish a Unit Value Schedule for determining the value of Performance Units to be granted with respect to such Performance Cycle. The Unit Value Schedule shall specify the value of a Performance Unit at target levels of performance established for the Bank based on a combination of financial and other objectives set by the Board.

     SECTION 4.4 Payment of Performance Awards. As soon as practicable following the end of a Performance Cycle, the value of a Performance Unit granted with respect to such Performance Cycle shall be determined in accordance with the Unit Value Schedule established by the Board for such Performance Cycle, and a Key Executive who has been granted Performance Units for such Performance Cycle shall receive a Performance Award from the Bank in the form of a cash payment (including check, bank draft or money order) equal to the value of a Performance Unit as determined according to the Applicable Unit Value Schedule, multiplied by the number of Performance Units granted to such Key Executive for the Performance Cycle.

     SECTION 4.5 Termination of Employment During Performance Cycle. (a) Except as may be provided to the contrary in section 4.5(b), no Performance Award shall be paid with respect to a Performance Cycle to a Key Executive who ceases to be employed by the Bank prior to the end of the applicable Performance Cycle.

     (b) Notwithstanding section 4.5(a), if prior to the end of a Performance Cycle with respect to which a Key Executive has been granted Performance Units, such Key Executive's employment with the Bank ceases as a result of his death, Disability or Retirement, or as a result of his discharge by the Bank for any reason other than for Cause, the Committee may, in its discretion, determine that all or any portion of the Performance Award that would have been attributable to such Key Executive's Performance Units shall be paid to the Key Executive (or his beneficiary) at the end of the Performance Cycle, or, in lieu thereof, that a cash settlement in respect of the Performance Award shall be paid to the Key Executive (or his beneficiary) as soon as it is practicable following termination of employment with the Bank.

                                   ARTICLE V
                                 STOCK OPTIONS

     SECTION 5.1 In General. Subject to the limitations of the Incentive Program, the Committee may, in its discretion, grant to an Eligible Employee an Option to purchase Shares. Any such Option shall be evidenced by a written agreement which shall:

          (a) designate the Option as either an Incentive Stock Option or a Non-Qualified Stock Option;

          (b) specify the number of Shares covered by the Option;

          (c) specify the Exercise Price, determined in accordance with section 5.4, for the Shares subject to the Option;

          (d) specify the  Option Period determined  in accordance with  section
     5.5;

          (e) set forth specifically or incorporate by reference the applicable provisions of the Incentive Program; and

          (f) contain such other terms and conditions not inconsistent with the Incentive Program as the Committee may, in its discretion, prescribe.

     SECTION 5.2 Available Shares. Subject to section 7.3, the maximum aggregate number of Shares with respect to which Options may be granted at any time shall be equal to the excess of:

          (a) 1,031,235 Shares; over

          (b) the sum of:

             (i) the number of Shares with respect to which previously granted Options may then or may in the future be exercised; plus

             (ii) the number of Shares with respect to which previously granted Options have been exercised.

For purposes of this section 5.2, an Option shall not be considered as having been exercised to the extent that such Option terminates by reason other than the purchase of the related Shares.

     SECTION 5.3 Size of Option. Subject to section 5.2 and such limitations as the Board may from time to time impose, the number of Shares as to which an Eligible Employee may be granted Options shall be determined by the Committee in its discretion.

     SECTION 5.4 Exercise Price. The price per Share at which an Option may be exercised shall be determined by the Committee, in its discretion; provided, however, that the Exercise Price of a Non-Qualified Stock Option granted in connection with the conversion of The Greater from a New York mutual savings bank to a New York stock-form savings bank shall be the Conversion Price; and provided, further, that the Exercise Price of each other Option granted hereunder shall not be less than 100 percent of the Fair Market Value of a Share on the date such Option is granted.

     SECTION 5.5 Option Period. The Option Period during which an Option may be exercised shall commence on the first anniversary of the date on which the Option is granted and shall expire on the earliest of:

          (a) the date specified by the Committee in the Option agreement;

          (b) the date of the Option holder's termination of employment with the Bank for Cause;

          (c) the last day of the one-year period commencing on the date of the Option holder's termination of employment for reason of death, Retirement or Disability;

          (d) the last day of the 60-day period commencing on the date of the Option holder's termination for a reason other than a reason specified in section 5.5(b) or (c);

          (e) the last day of the one-year period commencing on the date of the Option holder's death, in the event that the Option holder dies during a period of time after termination of employment when the Option is exercisable by reason of the Retirement or Disability provisions of section 5.5(c) or by reason of section 5.5(d); and

          (f) the last day of the ten-year period commencing on the date on which the Option was granted.

     The Committee may, in its discretion, extend the post-termination exercise periods described in sections 5.5(c), (d) and (e) above; provided, however, that no such extension shall result in an Option being exercisable after the date specified in section 5.5(f) above. An Option which, because of the operation of this section 5.5, is exercisable after the Option holder's termination of employment with the Bank shall be exercisable only to the extent it was exercisable on the date of the Option holder's termination of employment.

     SECTION 5.6 Method of Exercise. (a) Subject to the limitations of the Incentive Program and the Option agreement, an Option holder may, at any time during the Option Period, exercise his right to purchase all or any part of the Shares to which the Option relates; provided, however, that the minimum number of Shares which may be purchased shall be 100, or, if less, the total number of Shares relating to the Option which remain unpurchased. An Option holder shall exercise an Option to purchase Shares by:

          (i) giving written notice to the Committee, in such form and manner as the Committee may prescribe, of his intent to exercise the Option;

          (ii) delivering to the Committee full payment for the Shares as to which the Option is to be exercised; and

          (iii) satisfying such other conditions as may be prescribed in the Option agreement.

Payment shall be made, at the election of the Eligible Employee, in any one or any combination of the following:

          (i) cash, certified check, money order or bank draft drawn payable to the order of The Greater;

          (ii) Shares held by the Eligible Employee for at least 6 months prior to exercise of the option, valued at its Fair Market Value on the date of exercise;

          (iii) through simultaneous sale through a broker of shares acquired on exercise, as permitted under Regulation T of the Federal Reserve Board.

     (b) When the requirements of section 5.6(a) have been satisfied, the Committee shall take such action as is necessary to cause The Greater to issue a stock certificate evidencing the Option holder's ownership of such Shares, legended to reflect such restrictions as the Committee shall determine are required by applicable law or by the terms of the Plan or applicable Option agreement. The person exercising the Option shall have no right to vote or to receive dividends, nor have any other rights with respect to the Shares, prior to the date as of which such Shares are transferred to such person on the stock transfer records of The Greater, and no adjustments shall be made for any dividends or other rights for which the record date is prior to the date as of which such transfer is effected, except as may be required under section 7.3.

     SECTION 5.7 Limitations on Options. (a) To the extent required by New York State Banking Law, Shares acquired in connection with the exercise of an Option shall not be transferable, other than by will or by the laws of descent and distribution, during the one-year period commencing on the date of acquisition; provide, however, that the provisions of this section 5.7(a) shall not apply if the application of this section has been waived in writing by the Superintendent of Banks of the State of New York.

     (b) An Option by its terms shall not be transferable by the Option holder other than by will or by the laws of descent and distribution, and shall be exercisable, during the lifetime of the Option holder, only by the Option holder.

     (c) No person shall be granted an Option if, immediately prior to such grant, he or she owns 10 percent or more of the total combined voting power of all classes of stock of The Greater.

     (d) The Bank's obligation to deliver Shares with respect to an Option shall, if the Committee so requests, be conditioned upon the receipt of a representation as to the investment intention of the Option holder to whom such Shares are to be delivered, in such form as the Committee shall determine to be necessary or advisable to comply with the provisions of applicable federal, state or local law. It may be provided that any such representation shall become inoperative upon a registration of the Shares or upon the occurrence of any other event eliminating the necessity of such representation. The Bank shall not be required to deliver any Shares under the Incentive Program prior to (i) the admission of such Shares to listing on any stock exchange on which Shares may then be listed, or (ii) the completion of such registration or other qualification under any state or federal law, rule or regulation as the Committee shall determine to be necessary or advisable.

     SECTION 5.8 Vesting of Options. The Committee may, in its discretion, provide in the applicable Option agreement that Options granted to an Option holder shall vest over such period of time as may be specified in a schedule of vesting set forth in such agreement, and Options granted subject to such a vesting schedule may thereafter be exercised (subject to section 5.7(d) hereof), only to the extent that the Option holder is vested in such Options.

                                   ARTICLE VI
                              APPRECIATION RIGHTS

     SECTION 6.1 In General. Subject to the limitations on the exercise of Appreciation Rights set forth in Section 6.3 hereof, if the Committee grants an Eligible Employee an Option, it may, in its discretion, grant to such Eligible Employee an Appreciation Right relating to all or any portion of the Shares subject to such Option. The terms of such Appreciation Right shall be incorporated in full into the corresponding Option agreement and shall include:

          (a) the number of Shares covered by the Appreciation Right;

          (b) the Exercise Price at which the Appreciation Right may be exercised;

          (c) if the Appreciation Right is granted in tandem with an Incentive Stock Option, then, to the extent required by the Code, a statement that
     (i) the Appreciation Right shall expire no later than the Incentive Stock Option, (ii) the Appreciation Right shall not be exercisable for more than 100 percent of the difference between the Exercise Price and the Fair Market Value of the Shares subject to the Incentive Stock Option, (iii) the Appreciation Right shall be transferable only to the extent that the Incentive Stock Option is transferable, (iv) the Appreciation Right shall be exercisable only when, and to the extent that, the Incentive Stock Option is exercisable and (v) the Appreciation Right shall be exercisable only when the Fair Market Value of the corresponding Shares exceeds the Exercise Price; and

          (d) such other terms and conditions not inconsistent with the Incentive Program as the Committee may, in its discretion, prescribe.

Except as provided otherwise in this Article VI, Appreciation Rights shall be exercisable in accordance with and subject to the terms and conditions imposed under the Incentive Program and the relevant Option agreement.

     SECTION 6.2 Exercise of Appreciation Rights. An individual in possession of an Appreciation Right who desires to exercise such Appreciation Right shall do so by delivering to the Committee advance written notice, in the form and manner prescribed by the Committee, of his intent to exercise the Appreciation Right and of the proposed date of exercise. On the date of exercise or as soon thereafter as is practicable, the Bank shall pay to the person exercising the Appreciation Right an amount equivalent to the excess of (a) the Fair Market Value of the Shares on the date of exercise, over (b) the Exercise Price of such Shares. Payment may, in the Committee's discretion, be made in cash (including check, bank draft or money order), in Shares equivalent in value to the excess of such Fair Market Value over such Exercise Price, or in a combination of cash and Shares which, together, are equivalent in value to the excess of such Fair Market Value over such Exercise Price.

     SECTION 6.3 Limitations on Exercise. If and to the extent required by law, an Appreciation Right shall not be exercisable, and the written agreement governing such Appreciation Right shall provide that such Appreciation Right shall not be exercised, except in the event of a 'change in control' of The Greater. For purposes of this section 6.3, the term 'change in control' of The Greater shall mean:

          (a) the reorganization, merger or consolidation of The Greater with one or more other banks, savings banks, savings and loan associations or other financial institutions, other than a transaction following which at least 51% of the ownership interest of the institutions resulting from such transaction are owned by individuals who, prior to such transaction, owned at least 51% of the outstanding voting shares of The Greater;

          (b) the acquisition of substantially all of the assets of The Greater or of more than 25% of the voting shares of The Greater by any person or entity, or by any persons or entities acting in concert; or

          (c) the occurrence of any event if, immediately following such event, the management and control of The Greater ceases to rest in the hands of individuals who, prior to such event, constituted a majority of the members of the Board.

     SECTION 6.4 Effect of Exercise. The exercise of an Appreciation Right shall, for all purposes of the Incentive Program other than determining the amount of Shares available for Options pursuant to section 5.2, be treated as an exercise of the related Option and a subsequent resale of the Shares acquired thereby.

                                  ARTICLE VII
                           AMENDMENT AND TERMINATION

     SECTION 7.1 Termination. The Board may suspend or terminate the Incentive Program in whole or in part at any time prior to June 30, 1997 by giving written notice of such suspension or termination to the Committee. Unless sooner terminated, the Incentive Program shall terminate automatically on June 30, 1997.

     Section 7.2 Amendment. The Board may amend or revise the Incentive Program in whole or in part at any time; provided, however, that any such amendment or revision to a provision other than Article IV shall be subject to approval by the Superintendent of Banks of the State of New York and no such amendment shall be effective prior to the date on which such approval is obtained; and provided, further, that, subject to section 7.3, the following amendments or revisions shall be subject to approval of the stockholders of The Greater:

          (a) an increase in the number of Shares as to which Options may be granted;

          (b) a decrease in the Exercise Price for an Option previously granted;

          (c) an extension of the term of the Incentive Program or the Option Period for an Option previously granted;

          (d) a change in the class of employees eligible to be granted Options; and

          (e)  any  change  which  requires   an  amendment  of  The   Greater's
     certificate of organization.

     SECTION 7.3 Adjustments in the Event of a Reorganization or Recapitalization. (a) In the event of any merger, consolidation or other business reorganization in which the Bank is the surviving entity, and in the event of any stock split, stock dividend or other event generally affecting the number of Shares held by each person who is then a holder of record of Shares, the number of Shares covered by each outstanding Option shall be adjusted to account for such event. Such adjustment shall be effected by multiplying the number of Shares then covered by such outstanding Option by an amount equal to the number of Shares that would be owned after such event by a person who, immediately prior to such event, was the holder of record of one Share, and the Exercise Price of the Shares then covered by each outstanding Option shall be adjusted by dividing the Exercise Price by such amount; provided, however, that the Committee may, in its discretion, establish another appropriate method of adjustment.

     (b)  In  the  event  of   any  merger,  consolidation  or  other   business
reorganization in which the Bank is not the surviving entity:

          (i) any Options granted under the Incentive Program which remain outstanding may be cancelled by the Board upon 30 days' written notice to each Option holder in advance of the effective date of such merger, consolidation, business reorganization, liquidation or sale; and

          (ii) any Option which is not cancelled pursuant to section 7.3(b)(i) shall be adjusted in such manner as the Committee, with the approval of the Superintendent of Banks of the State of New York, shall deem appropriate to account for such merger, consolidation or other business reorganization.

     (c) In the event of a merger, consolidation or reorganization in which The Greater becomes a wholly owned subsidiary of a bank holding company, then this Incentive Program and any outstanding Option, Appreciation Rights and Performance Units granted hereunder may be assumed by such bank holding company and the shares of common stock of said bank holding company may be substituted for the Shares under the Incentive Program, subject to such adjustments as the Board shall deem necessary or as may be required by the terms of such merger, consolidation or reorganization and applicable law.

                                  ARTICLE VIII
                                 MISCELLANEOUS

     SECTION 8.1 Status as an Employee Benefit Plan. This Incentive Program is not intended to satisfy the requirements for qualification under section 401(a) of the Code or to satisfy the definitional requirements for an 'employee benefit plan' under section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ('ERISA'). It is intended to be a non-qualified incentive compensation program that is exempt from the regulatory requirements of ERISA. The Incentive Program shall be construed and administered so as to effectuate this intent.

     SECTION 8.2 No Right to Continued Employment. Neither the establishment of the Incentive Program nor any provisions of the Incentive Program nor any action of the Board or the Committee with respect to the Incentive Program shall be held or construed to confer upon any Key Executive or Eligible Employee any right to a continuation of employment by the Bank. The Bank reserves the right to dismiss any Key Executive or Eligible Employee or otherwise deal with any Key Executive or Eligible Employee to the same extent as though the Incentive Program had not been adopted.

     SECTION 8.3 Construction of Language. Whenever appropriate in the Incentive Program, words used in the singular may be read in the plural, words used in the plural may be read in the singular, and words importing the masculine gender may read as referring equally to the feminine or the neuter. Any reference to an Article or section number shall refer to an Article or section of this Incentive Program unless otherwise indicated.

     SECTION 8.4 Governing Law. The Incentive Program shall be construed and enforced in accordance with the laws of the State of New York, except to the extent that such laws are preempted by the federal laws of the United States of America, and shall be subject to the provisions of section 140-a of the New York Banking Law and the regulations of the Banking Board of the State of New York and any other applicable law or regulation.

     SECTION 8.5 Headings. The headings of Articles and sections are included solely for convenience of reference. If there is any conflict between such headings and the text of the Incentive Program, the text shall control.

     SECTION 8.6 Non-Alienation of Benefits. The right to receive a benefit under the Incentive Program shall not be subject in any manner to anticipation, alienation or assignment, nor shall such right be liable for or subject to debts, contracts, liabilities, engagements or torts.

     SECTION 8.7 Taxes. (a) The Bank shall have the right to deduct from all amounts paid by the Bank in cash with respect to an Option, Appreciation Right or Performance Award under the Incentive Program any taxes required by law to be withheld with respect to such Option, Appreciation Right or Performance Award. Where any person is entitled to receive Shares pursuant to the exercise of an Option or Appreciation Right, the Bank shall have the right to require such person to pay the Bank the amount of any tax which the Bank is required to withhold with respect to such Shares, or, in lieu thereof, to retain, or to sell without notice, a sufficient number of Shares to cover the amount required to be withheld.

     (b) Subject to Section 8.7(c), an Eligible Employee may elect the withholding ("Share Withholding") by the Bank of a portion of the Shares otherwise deliverable to such Eligible Employee upon the exercise of an Option, Appreciation Right or Performance Award (a "Taxable Event") having a Fair Market Value equal to:

          (i) the minimum amount necessary to satisfy required federal, state, and local tax withholding liability attributable to the Taxable Event; or

          (ii) with the Committee's prior approval, a greater amount, not to exceed the estimated total amount of such Eligible Employee's tax liability with respect to the Taxable Event.


     (c) Each Share Withholding election by an Eligible Employee shall be subject to the following restrictions:

          (i)  any  Eligible   Employee's  election  shall  be  subject  to  the
     Committee's right to revoke such election of Share Withholding by such Eligible Employee at any time before the Eligible Employee's election, whether or not the Committee has reserved the right to do so;

          (ii) the Eligible Employee's election must be made before the date (the "Tax Date") on which the amount of tax to be withheld is determined;

          (iii) the Eligible Employee's election shall be irrevocable;

          (iv) any person who is subject to potential liability under Section 16(b) of the Securities Exchange Act of 1934 with respect to transactions involving equity securities of the Bank (a "Section 16 Person") may not elect Share Withholding within six months after the grant of the related option or stock appreciation rights (except if the Eligible Employee dies or incurs a Disability before the end of the six-month period); and

          (v) except to the extent that the Bank receives an opinion from its securities law counsel to the effect that such condition is not required for Share Withholding by Section 16 Persons to be eligible for the exemption provided by SEC Rule 16b-3, a Section 16 Person must elect Share Withholding either six months before the Tax Date or during the ten business day period beginning on the third business day after the release of the Bank's quarterly or annual summary statement of revenues and earnings.

     SECTION 8.8 Approval of Shareholders and Superintendent of Banks. This amendment and restatement of the Incentive Program shall be contingent on the approval thereof by the shareholders of The Greater no later than the first Annual Meeting of shareholders held after the adoption by the Board of this amendment and restatement, and on the final approval of this amendment and restatement by the Superintendent of Banks of the State of New York in accordance with Part 26 of the General Regulations of the Banking Board. Prior to the approval of the shareholders and the Superintendent, Options, Appreciation Rights and Performance Units granted to individuals shall be deemed made under the terms of the Incentive Program as approved by the shareholders of The Greater at the 1988 Annual Meeting of shareholders. No Option or
Appreciation Right granted hereunder shall be effective, nor shall any such Option or Appreciation Right be exercised or any Shares issued or purchased hereunder, prior to the approval of this amendment and restatement of the Incentive Program by the shareholders of The Greater and the final approval of this amendment and restatement of the Incentive Program by the Superintendent of Banks of the State of New York.

     SECTION 8.9 Notices. Any notice required or permitted to be given to a party under the Incentive Program shall be deemed given if personally delivered or if mailed, postage pre-paid, by certified mail, return receipt requested, to the party at the address listed below, or at such other address as one such party may by written notice specify to the other:

          (a) If to the Committee:
          The Greater New York Savings Bank
          One Penn Plaza
          New York, New York 10119
          Attention: Secretary of the Bank

          (b) If to an Option holder, to the Option holder's address as shown in the Bank's personnel records.

     SECTION 8.10 Effective Date. The effective date of this Incentive Program shall be July 1, 1987.

                        THE GREATER NEW YORK SAVINGS BANK
                           1996 ANNUAL INCENTIVE PLAN

                                    ARTICLE I

     1.1 Purpose: The purpose of The Greater New York Savings Bank 1996 Annual Incentive Plan ("Incentive Plan") is to encourage and reward the performance of Bank Officers by providing incentive compensation to such Officers based upon the attainment of corporate and individual goals.

                                   ARTICLE II

                          DEFINITIONS AND CONSTRUCTION

     2.1 Definitions: The following definitions shall apply for purposes of the Plan, unless a different meaning is plainly indicated by the context:

         (a) "Board:" The Board of Directors of The Greater New York Savings Bank, as constituted from time to time.

         (b) "Bank:" The Greater New York Savings Bank, a banking corporation, organized and existing under the laws of the State of New York.

         (c) "Chairman:" The Chairman, President and Chief Executive Officer of the Bank.

         (d) "Chief Administrative Officer:" The Chief Administrative Officer is the Bank's Executive Vice President and Chief Administrative Officer.

         (e) "Class A Officer:" An Officer who has been designated a Class A Officer for purposes of the Plan.

         (f) "Class B Officer:" An Officer who has been designated a Class B Officer for purposes of the Plan.

         (g) "Committee:" The Committee shall mean the Compensation and Long-Term Incentive Program Committee of the Board.

         (h) "Compensation:" Compensation shall mean the Officer's annual base salary on December 31, 1996, unreduced by contributions to any benefit plans maintained by the Bank, including but not limited to the Contribution Spending Account.

         (i) "Department Manager:" The department manager is the officer-in-charge of a department of the Bank.

         (j) "Effective Date:" January 1, 1996

         (k) "Efficiency Ratio:" The efficiency ratio of an institution is measured by dividing such institution's "other operating expenses" by its "net revenue".

         (l)  "Executive  Vice  President:"  An Executive  Vice President of the
Bank.

         (m) "Executive Officers:" The Bank's Executive Officers for purposes of this Plan are the Senior Vice Presidents (except the Senior Vice President and Auditor), the Executive Vice Presidents and the Chairman.

         (n) "Extraordinary Items:" Extraordinary items are gains or losses included in the Bank's income which are not part of the Bank's normal recurring operating activities. Such items include gains or losses on the disposition of its assets or branches not originally acquired with the intent to resell.

         (o) "Net Income:" The Bank's net income as disclosed in the Bank's Annual Report.

         (p) "Officer:" Each officer of the Bank on January 1, 1996 other than officers in the Audit Department.

         (q) "Participant:" An Officer who is employed by the Bank on December 31, 1996.

         (r) "Plan" or "Incentive Plan:" The Greater New York Savings Bank 1996 Annual Incentive Plan, as set forth in this plan document.

         (s) "Senior Vice President:" A Senior Vice President of the Bank.

         (t) "Tax Benefits:" Tax benefits are benefits recognized in accordance with SFAS 109 - Accounting for Income Taxes.

     2.2 Construction: The masculine gender, where appearing in the Plan, shall be deemed to include the feminine gender, and the singular may include the plural, unless the context clearly indicates to the contrary. The words "hereof", "herein",

"hereunder" and other similar compounds of the word "here" shall mean and refer to the entire Plan, not to any particular provision or Section.

                                   ARTICLE III

     3.1 Awards: An award to an Officer under the Plan is based upon the achievement of i) the individual Officer's Goals and ii) the Bank's Goals, as described in this Article III. In addition, the Bank's Net Income before Extraordinary Items and Tax Benefits ("Adjusted Net Income") during calendar year 1996 must exceed the Bank's Adjusted Net Income during calendar year 1995 for an award to be made under the Plan for calendar year 1996.

     3.2 Individual Officer Goals: Each Officer other than the Bank's Executive Officers has established individual performance goals with his Department Manager, which goals have been reviewed and approved by either the Chairman or the Chief Administrative Officer. The Chairman has established goals with the Committee and all other Executive Officers have established goals with either the Chairman or the Chief Administrative Officer, as appropriate. An interim evaluation of each non-Executive Officer's performance shall be made by such Officer's Department Manager in June, 1996, which interim evaluation shall be reviewed by the Chairman or the Chief Administrative Officer, as appropriate. A final evaluation shall be made by the Department Manager in January, 1997, which final evaluation shall be reviewed and approved by the Chairman or Chief Administrative Officer, as appropriate. An interim evaluation and final evaluation of each Executive Officer (except the Chairman) shall be made in June, 1996 and January, 1997, respectively, by the Chairman or the Chief Administrative Officer, as appropriate. An evaluation of the Chairman shall be made in January, 1997, by the Committee. The final evaluation of each Officer shall grade the Officer's performance as "Standard", "Above Standard", "Well Above Standard" or "Excellent".

     3.3 Bank Goal: The Bank's goal for 1996 is to have a lower Efficiency Ratio than the Efficiency Ratio of the following peer group (the "Peer Group"): "NY Metro Thrifts". The Efficiency Ratios of the Bank and the Peer Group are published quarterly by SNL Securities. The Bank's performance will be measured by comparing its Efficiency Ratio for the twelve (12) month period ending with the third quarter of 1996 to the Efficiency Ratio of the Peer Group for the twelve (12) month period ending with the third quarter of 1996.

         3.4 Awards: Awards are based on the level of performance achieved by the Officer and the Bank. Each Participant shall be entitled to an award which is based, in part, on i) his level of performance during 1996, as determined by his final evaluation, and 2) his Compensation as of December 31, 1996, as follows:

                            Officer Performance Award
                            -------------------------

                                                Well
                                  Above         Above
Title               Standard      Standard      Standard      Excellent
-----               --------      --------      --------      ---------
Chairman            0%            10%           20%           30%

Executive
Vice President      0%            10%           15%           20%

Senior Vice
President           0%             4%            8%           13%

Class A
Officer             0%             2%            5%            8%

Class B
Officer             0%             1%            3%            5%

     In the event an Officer is promoted during 1996, such Officer's award shall be determined based upon his title on December 31, 1996.

     Each Participant's award shall also be based upon the achievement of the Bank's Goal, as follows:

                             Bank Performance Level
                             ----------------------
The Bank's Efficiency Ratio
as of Percentage of the Peer                        Award as Percentage of
Group:                                              Officer Performance Award:
-----                                               --------------------------

a) less than 99%                                              150%

b) between 99% and 101%                                       100%

c) greater than 101% and
   less than or equal to 102%                                  50%

d) greater than 102%                                            0%

     Awards, if any, shall be paid to the Participants, net of applicable withholding taxes, on or before February 28, 1997.

                                   ARTICLE IV

     4.1 Benefits Not Currently Funded: Nothing in this Plan will be construed to create a trust or to obligate the Bank or any other entity to segregate a fund, purchase an insurance contract, or in any other way currently to fund the future payment of any benefits hereunder, nor will anything herein be construed to give the Participant or any other person rights to any specific assets of the Bank.

                                    ARTICLE V

     5.1 Non-Alienation of Benefits: The right to receive a benefit under the Plan shall not be subject in any manner to anticipation, alienation, or assignment, nor shall such right be liable for or subject to debts, contracts, liabilities, engagements or torts, prior to actually being received by the Officer being entitled to receive the benefits under terms of the Plan.

                                   ARTICLE VI

     6.1 Amendments and Termination: The Bank reserves the right at any time by action of the Board to terminate the Plan or to amend its provisions in any way.

                                   ARTICLE VII

                                  MISCELLANEOUS

     7.1 No Right to Employment: This Plan shall not be construed as providing any Participant with the right to be retained in the Bank's employ or to receive any benefit not specifically provided hereunder.

     7.2 No Affect on Other Compensation and Benefits: Nothing contained herein shall exclude or in any manner modify or otherwise affect any existing or future rights of any Participant to participate in and receive the benefits of any compensation, bonus, pension, life insurance, medical and hospitalization insurance or other employee benefit plan or program to which he otherwise might be or become entitled as an officer and/or employee of the Bank.

     7.3 Governing Law: This Plan shall be construed in accordance with and governed by the laws of the State of New York, without regard to its conflicts of law principles.

     7.4 Status: This Plan is not intended to satisfy the requirements for qualification under Section 401(a) of the Code.

     7.5 Expenses: All expenses of establishing and administering the Plan shall be paid by the Bank.

     7.6 Successors: The Bank shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Bank to expressly assume the Bank's obligations hereunder in the same manner and to the same extent that the Bank would be required to perform if no such succession had taken place. As used in the Plan, "Bank" shall mean the Bank as hereinbefore defined and any successor to its business and/or assets as aforesaid which executes and delivers the agreement provided for in this Article 7 or which otherwise becomes bound by all the terms and provisions of the Plan by operation of law.

                        THE GREATER NEW YORK SAVINGS BANK
                           1997 ANNUAL INCENTIVE PLAN

                                    ARTICLE I

      1.1 Purpose: The purpose of The Greater New York Savings Bank 1997 Annual Incentive Plan ("Incentive Plan") is to encourage and reward the performance of Bank Officers by providing incentive compensation to such Officers based upon the attainment of corporate and individual goals.

                                   ARTICLE II

                          DEFINITIONS AND CONSTRUCTION

      2.1 Definitions: The following definitions shall apply for purposes of the Plan, unless a different meaning is plainly indicated by the context:

            (a) "Board:" The Board of Directors of The Greater New York Savings Bank, as constituted from time to time.

            (b)  "Bank:"  The  Greater  New  York   Savings   Bank,   a  banking
corporation, organized and existing under the laws of the State of New York.

            (c) "Chairman:" The Chairman, President and Chief Executive Officer of the Bank.

            (d) "Chief Administrative Officer:" The Chief Administrative Officer is the Bank's Executive Vice President and Chief Administrative Officer.

            (e) "Class A Officer:" An Officer who has been designated a Class A Officer for purposes of the Plan.

            (f) "Class B Officer:" An Officer who has been designated a Class B Officer for purposes of the Plan.

            (g) "Committee:" The Committee shall mean the Compensation Committee of the Board.

            (h) "Compensation:" Compensation shall mean the Officer's annual base salary on December 31, 1997, unreduced by contributions to any benefit plans maintained by the Bank, including but not limited to the Contribution Spending Account.

            (i)   "Department   Manager:"   The   department   manager   is  the
officer-in-charge of a department of the Bank.

            (j) "Effective Date:" January 1, 1997

            (k)  "Efficiency   Ratio:"  The  efficiency  ratio  shall  mean  the
efficiency ratio published quarterly by SNL Securities.

            (l) "Efficiency Ratio Measurement Period:" The Effective Ratio measurement period shall mean the twelve (12) month period ending on September 30, 1997.

            (m) "Executive Vice President:" An Executive Vice President of the Bank.

            (n) "Executive Officers:" The Bank's Executive Officers for purposes of this Plan are the Senior Vice Presidents (except the Senior Vice President and Auditor), the Executive Vice Presidents and the Chairman.

            (o) "Extraordinary Items:" Extraordinary items are gains or losses included in the Bank's income, which are not part of the Bank's normal recurring operating activities, including but not limited to gains or losses on the disposition of its assets or branches not originally acquired with the intent to resell. Extraordinary items also include all income and expenses incurred and expensed by the Bank related to the opening of new Bank branches.

            (p) "Net Income:" The Bank's net income as disclosed in the Bank's Annual Report.

            (q) "Officer:" Each officer of the Bank on January 1, 1997 other than officers in the Audit Department.

            (r) "Participant:" An Officer who is employed by the Bank on December 31, 1997.

            (s) "Plan" or "Incentive Plan:" The Greater New York Savings Bank 1997 Annual Incentive Plan, as set forth in this plan document.

            (t) "Senior Vice President:" A Senior Vice President of the Bank.

      2.2 Construction: The masculine gender, where appearing in the Plan, shall be deemed to include the feminine gender, and the singular may include the plural, unless the context clearly indicates to the contrary. The words "hereof", "herein", "hereunder" and other similar compounds of the word "here" shall mean and refer to the entire Plan, not to any particular provision or Section.

                                  ARTICLE III

      3.1 Awards: An award to an Officer under the Plan is based upon the achievement of i) the individual Officer's Goals and ii) the Bank's Goals, as described in this Article III. In addition, the Bank's Net Income before Extraordinary Items ("Adjusted Net Income") during calendar year 1997 must exceed the Bank's Adjusted Net Income during calendar year 1996 for an award to be made under the Plan for calendar year 1997.

      3.2 Individual Officer Goals: Each Officer other than the Bank's Executive Officers has established individual performance goals with his Department Manager, which goals have been reviewed and approved by either the Chairman or the Chief Administrative Officer. The Chairman has established goals with the Committee and all other Executive Officers have established goals with either the Chairman or the Chief Administrative Officer, as appropriate. An interim evaluation of each non-Executive Officer's performance shall be made by such Officer's Department Manager in June, 1997, which interim evaluation shall be reviewed by the Chairman or the Chief Administrative Officer, as appropriate. A final evaluation shall be made by the Department Manager in January, 1998, which final evaluation shall be reviewed and approved by the Chairman or Chief Administrative Officer, as appropriate. An interim evaluation and final evaluation of each Executive Officer (except the Chairman) shall be made in June, 1997 and January, 1998, respectively, by the Chairman or the Chief Administrative Officer, as appropriate. An evaluation of the Chairman shall be made in January, 1998, by the Committee. The final evaluation of each Officer shall grade the Officer's performance as "Standard", "Above Standard", "Well Above Standard" or "Excellent".

      3.3 Bank Goal: The Bank's goal is to have a lower Efficiency Ratio than the Efficiency Ratio of the following peer group (the "Peer Group"): "NY Metro Thrifts". The Bank's performance will be measured by comparing its Efficiency Ratio adjusted for Extraordinary Items ("Adjusted Efficiency Ratio") to the Efficiency Ratio of the Peer Group during the Efficiency Ratio Measurement Period.

      3.4 Awards: Awards are based on the level of performance achieved by the Officer and the Bank. Each Participant shall be entitled to an award which is based, in part, on i) his level of performance during 1997, as determined by his final evaluation, and 2) his Compensation as of December 31, 1997, as follows:

                            Officer Performance Award

                                                Well
                              Above             Above
Title             Standard    Standard          Standard          Excellent
-----             --------    --------          --------          ---------
Chairman          0%          10%               20%               30%

Executive
Vice President    0%          10%               15%               20%

Senior Vice
President         0%           4%                8%               13%

Class A
Officer           0%           2%                5%                8%

Class B
Officer           0%           1%                3%                5%

      In the event an Officer is promoted during 1996, such Officer's award shall be determined based upon his title on December 31, 1997.

      Each Participant's award shall also be based upon the achievement of the Bank's Goal, as follows:

                             Bank Performance Level

The Bank's Adjusted Efficiency
Ratio as of Percentage of the             Award as Percentage of
Peer Group Efficiency Ratio:              Officer Performance Award:
------------------------------            --------------------------

a) less than 100%                                     150%

b) between 100% and 102%                              100%

c) greater than 102% and
   less than or equal to 103%                          50%

d) greater than 103%                                    0%

      Awards, if any, shall be paid to the Participants, net of applicable withholding taxes, on or before February 28, 1998.

                                   ARTICLE IV

      4.1 Benefits Not Currently Funded: Nothing in this Plan will be construed to create a trust or to obligate the Bank or any other entity to segregate a fund, purchase an insurance contract, or in any other way currently to fund the future payment of any benefits hereunder, nor will anything herein be construed to give the Participant or any other person rights to any specific assets of the Bank.

                                   ARTICLE V

      5.1 Non-Alienation of Benefits: The right to receive a benefit under the Plan shall not be subject in any manner to anticipation, alienation, or assignment, nor shall such right be liable for or subject to debts, contracts, liabilities, engagements or torts, prior to actually being received by the Officer being entitled to receive the benefits under terms of the Plan.

                                   ARTICLE VI

      6.1 Amendments and Termination: The Bank reserves the right at any time by action of the Board to terminate the Plan or to amend its provisions in any way.

                                   ARTICLE VII

                                  MISCELLANEOUS

      7.1 No Right to Employment: This Plan shall not be construed as providing any Participant with the right to be retained in the Bank's employ or to receive any benefit not specifically provided hereunder.

      7.2 No Affect on Other Compensation and Benefits: Nothing contained herein shall exclude or in any manner modify or otherwise affect any existing or future rights of any Participant to participate in and receive the benefits of any compensation, bonus, pension, life insurance, medical and hospitalization insurance or other employee benefit plan or program to which he otherwise might be or become entitled as an Officer and/or employee of the Bank.

      7.3 Governing Law: This Plan shall be construed in accordance with and governed by the laws of the State of New York, without regard to its conflicts of law principles.

      7.4 Status: This Plan is not intended to satisfy the requirements for qualification under Section 401(a) of the Code.

      7.5 Expenses: All expenses of establishing and administering the Plan shall be paid by the Bank.

      7.6 Successors: The Bank shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Bank to expressly assume the Bank's obligations hereunder in the same manner and to the same extent that the Bank would be required to perform if no such succession had taken place. As used in the Plan, "Bank" shall mean the Bank as hereinbefore defined and any successor to its business and/or assets as aforesaid which executes and delivers the agreement provided for in this Article 7 or which otherwise becomes bound by all the terms and provisions of the Plan by operation of law.

                        THE GREATER NEW YORK SAVINGS BANK

                           1996 EQUITY INCENTIVE PLAN

                                TABLE OF CONTENTS

1.  PURPOSE. ...................................................................................................  1

2.  DEFINITIONS.................................................................................................  1

3.  SCOPE OF THE PLAN...........................................................................................  4

4.  ADMINISTRATION..............................................................................................  4

5.  ELIGIBILITY.................................................................................................  6

6.  CONDITIONS TO GRANTS......................................................................................... 7
             (a)  GENERAL CONDITIONS............................................................................. 7
             (b)  GRANT OF OPTIONS AND OPTION PRICE.............................................................  7
             (c)  GRANT OF INCENTIVE STOCK OPTIONS..............................................................  7
             (d)  GRANT OF STOCK APPRECIATION RIGHTS............................................................  8
             (e)  GRANT OF PERFORMANCE UNITS....................................................................  9

7.  NO EMPLOYMENT RIGHTS........................................................................................  9

8.  NON-TRANSFERABILITY......................................................................................... 10

9.  EXERCISE ................................................................................................... 10
             (a)  EXERCISE OF OPTIONS........................................................................... 10
             (b)  EXERCISE OF STOCK APPRECIATION RIGHTS......................................................... 10
             (c)  EXERCISE OF PERFORMANCE UNITS................................................................. 11
             (d)  SPECIAL RULES FOR SECTION 16 PERSONS.......................................................... 12
             (e)  FULL VESTING UPON CHANGE OF CONTROL........................................................... 12

10.  MANDATORY TAX WITHHOLDING.................................................................................. 13

11.  ELECTIVE SHARE WITHHOLDING................................................................................. 13

12.  TERMINATION OF EMPLOYMENT.................................................................................. 14
             (a)  FOR CAUSE..................................................................................... 14
             (b)  ON ACCOUNT OF DEATH OR DISABILITY............................................................. 14
             (c)  ON ACCOUNT OF RETIREMENT...................................................................... 14
             (d)  ANY OTHER REASON.............................................................................. 15
             (e)  EXTENSION OF TERM............................................................................. 15
             (f)  ACCELERATION OF EXERCISABILITY................................................................ 15

13.  LIMITATION ON TRANSFER OF OPTION SHARES.................................................................... 15


                                       -i-









14.  APPROVAL OF STOCKHOLDERS AND SUPERINTENDENT OF BANKS....................................................... 15

15.  AMENDMENT.................................................................................................. 16

16.  SUBSTITUTED AWARDS......................................................................................... 17

17.  SECURITIES LAW MATTERS..................................................................................... 17

18.  CODE SECTION 162(m)........................................................................................ 17

19.  FUNDING ................................................................................................... 18

20.  RIGHTS AS A STOCKHOLDER.................................................................................... 18

21.  NATURE OF PAYMENTS......................................................................................... 18

22.  NON-UNIFORM DETERMINATIONS................................................................................. 18

23.  ADJUSTMENTS................................................................................................ 19

24.  TERMINATION OF THE PLAN.................................................................................... 19

25.  NO ILLEGAL TRANSACTIONS.................................................................................... 19

26.  CONTROLLING LAW............................................................................................ 19

27.  SEVERABILITY............................................................................................... 19

         INTRODUCTION. The Greater New York Savings Bank (the "Bank"), hereby establishes the Greater New York Savings Bank 1996 Equity Incentive Plan (the "Plan"), effective on the Effective Date (as defined below).

         1.  PURPOSE.

         The purpose of the Plan is to advance the interest of the Bank by encouraging and enabling the acquisition of a larger personal financial interest in the Bank by those employees upon whose judgment and efforts the Bank is largely dependent for the successful conduct of its operations. An additional purpose of the Plan is to provide a means by which employees of the Bank and its Subsidiaries can acquire and maintain Stock ownership, thereby strengthening their commitment to the success of the Bank and their desire to remain employed by the Bank and its Subsidiaries. It is anticipated that the acquisition of such financial interest and Stock ownership will stimulate the efforts of such employees on behalf of the Bank, strengthen their desire to continue in the service of the Bank and encourage stockholder perspectives through employee stock ownership. It is also anticipated that the opportunity to obtain such financial interest and Stock ownership will prove attractive to promising new employees and will assist the Bank in attracting such employees.

         2.  DEFINITIONS.

         As used in the Plan, terms defined parenthetically immediately after their use shall have the respective meanings provided by such definitions and the terms set forth below shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

         (a) "Award" means options, stock appreciation rights, or performance units granted under the Plan.

         (b)  "Award Agreement" has the meaning specified in Section 4(b)(v).

         (c)  "Board" means the Board of Directors of the Bank.

         (d) "Cause" means an individual's (i) willful failure to perform his assigned duties and his failure to cure such failure to perform within a reasonable period following notice thereof from the Bank, or (ii) intentional dishonest or illegal conduct in connection with his performance of services for the Bank; provided however that if an individual has entered into an employment agreement with the Bank which is effective as of the individual's termination of employment and which defines Cause different than the foregoing, the definition of Cause under such employment agreement shall be the definition of Cause herein for such individual.

         (e)  "Change of Control" means any of the following:

                  (i) the reorganization, merger or consolidation of the Bank with one or more other banks, savings banks, savings and loan associations or other financial institutions, other than a transaction following which at least 51% of the ownership interest of the institutions resulting from such transaction are owned by individuals who, prior to such transaction, owned at least 51% of the outstanding voting shares of the Bank in substantially the same proportions as after such transaction;

                  (ii) the acquisition of substantially all of the assets of the Bank or of more than 25% of the voting shares of the Bank by any person or entity, or by any persons or entities acting in concert; or

                  (iii) the occurrence of any event if, immediately following such event, the manage ment and control of the Bank ceases to rest in the hands of individuals who, immediately prior to such event, constituted a majority of the members of the Board.

         (f) "Code" means the Internal Revenue Code of 1986, as amended, and regulations and rulings thereunder. References to a particular section of the Code shall include references to successor provisions.

         (g) "Committee" means the committee of the Board appointed  pursuant to
Section 4(a).

         (h)  "Bank" has the meaning set forth in the introductory paragraph.

         (i) "Disability" means, for purposes of the exercise of an incentive stock option after termination of employment, a disability within the meaning of
Section 22(e)(3) of the Code, and for all other purposes, a mental or physical condition which, in the opinion of the Committee, renders a Grantee unable or incompetent to carry out the job responsibilities which such Grantee held or the tasks to which such Grantee was assigned at the time the disability was incurred, and which is expected to be permanent or for an indefinite duration exceeding one year.

         (j)  "Effective Date" means April 26, 1996;

         (k) "Fair Market Value" of a security means, as of any applicable date:

                  (i) if the security is listed on a national securities exchange or the NASDAQ National Market, the closing price, regular way, of the security as reported on the consolidated transaction reporting system applicable to such security, or if no such reported sale of the security have occurred on such date, on the next preceding date on which there was such a reported sale, or

                  (ii) if the security is not listed on a national securities exchange or the NASDAQ National Market, but is listed on the NASDAQ SmallCap Market, the average of the closing bid and asked prices, regular way, on the NASDAQ SmallCap Market or, if no such prices have been so reported for such date, on the latest preceding date for which such prices were so reported, or

                  (iii) if the security is not listed on a national securities exchange, the NASDAQ National Market or the NASDAQ SmallCap Market, the fair market value of the security as determined in good faith by the Board.

         (l) "Grant Date" means the date on which an Award shall be granted, as determined in accordance with Section 6(a)(i).

         (m)  "Grantee" means an individual to whom an Award has been granted.

         (n) "including" or "includes" means "including, without limitation" or "includes, without limitation", respectively.

         (o)  "Measuring   Period"   has  the   meaning  specified  in   Section
6(e)(ii)(B).

         (p) "Minimum Consideration" means $1.00 per share of Stock or such other amount that is from time to time considered to be capital for purposes of the New York Business Corporation Law.

         (q) "1934 Act" means the Securities Exchange Act of 1934. References to a particular section of, or rule under, the 1934 Act shall include references to successor provisions.

         (r) "Option Price" means the per share purchase price of Stock subject to an option.

         (s) "Outside Director" means a member of the Board who is not currently, and has not been at any time during the preceding one-year period, an officer or employee of the Bank and, in addition, who is a "disinterested" person within the meaning of SEC Rule 16b-3(c)(2)(i) (or any other comparable or succeeding provision), to the extent that such Rule is made applicable to the Bank by the regulations of the Federal Deposit Insurance Corporation.

         (t) "Performance Percentage" has the meaning specified in Section 6(e)(ii)(C).

         (u)  "Plan" has the meaning set forth in the introductory paragraph.

         (v) "Retirement" means a termination of employment with the Bank and its Subsidiaries other than for Cause at any time after attaining age 65.

         (w)  "SEC" means the Securities and Exchange Commission.

         (x) "Section 16 Person" means a person who is subject to potential liability under Section 16(b) of the 1934 Act with respect to transactions involving equity securities of the Bank.

         (y)  "Stock" means the common stock, $1.00 par value, of the Bank.

         (z) "Subsidiary" means, for purposes of grants of incentive stock options, a corporation as defined in Section 424(f) of the Code (with the Bank being treated as the employer corporation for purposes of this definition) and, for all other purposes, a corporation with respect to which the Bank owns, directly or indirectly, 50% or more of the then-outstanding common shares.

         (aa) "10% Owner" means a person who owns capital stock (including stock treated as owned under Section 424(d) of the Code) possessing more than 10% of the total combined voting power of all classes of capital stock of the Bank or any Subsidiary.

         (bb) "Window Period" means the 10-business day period beginning on the third business day after the release of the Bank's quarterly or annual summary statement of revenues and earnings.

         3.  SCOPE OF THE PLAN.

         (a) Subject to Section 23, an aggregate of 1,000,000 shares of Stock are hereby made available and are reserved for delivery on account of the grant and exercise of Awards and the payment of benefits in connection with Awards under the Plan, all of which shall be available for delivery on account of the grant and exercise of stock options under the Plan. Such shares must be authorized and unissued shares of Stock.

         (b) If and to the extent an Award shall expire or terminate for any reason without having been exercised in full (including a cancellation and regrant of an option), or shall be forfeited, without, in either case, the Grantee having enjoyed any of the benefits of stock ownership, the shares of Stock associated with such Award shall again become available for other Awards.

         4.  ADMINISTRATION.

         (a) Subject to Section 4(b), the Plan shall be administered by a committee ("Committee") which shall consist of not less than three persons who are Outside Directors of the Bank. Membership on the Committee shall from time to time (a) be increased or decreased (but not below two) and (b) shall be subject to such limitations, in each case as the Board deems appropriate to permit transactions in Stock by Section 16 Persons pursuant to the Plan to be exempt from potential liability under Section 16(b) of the 1934 Act pursuant to SEC Rule 16b-3 thereunder.

         (b) The Committee shall have full and final authority and sole discretion, but subject to the express provisions of the Plan, as follows:

                  (i) to grant Awards and determine the Grant Date and term thereof;

                  (ii) to determine  (A) when and to whom Awards may be granted,
         (B) the terms and conditions applicable to each Award, including the Option Price of an option, whether an option shall qualify as an incentive stock option and the benefit payable under any stock appreciation right or performance unit, and (C) whether or not specific Awards shall be identified with other specific Awards, and if so whether they shall be exercisable cumulatively with, or alternatively to, such other specific Awards;

                  (iii) to interpret the Plan and to make all determinations necessary or advisable for the administration of the Plan;

                  (iv) to prescribe, amend, and rescind rules relating to the Plan, including rules with respect to the exercisability and nonforfeitability of Awards upon the termination of employment of a Grantee;

                  (v) to determine the terms and provisions and any restrictions or conditions (including specifying such performance criteria, Measuring Period, and Performance Percentages as the Committee deems appropriate and imposing restrictions with respect to Stock acquired upon exercise of an option, which restrictions may continue beyond the Grantee's termination of employment) of the written agreements by which all Awards shall be evidenced ("Award Agreements") which need not be identical and, with the consent of the Grantee, to modify any such Award Agreement at any time;

                  (vi) to cancel, with the consent of the Grantee, outstanding Awards and to grant new Awards in substitution therefor;

                  (vii) to accelerate the exercisability (including exercisability within a period of less than one year after the Grant
         Date) of, and to accelerate or waive any or all of the restrictions and conditions applicable to, any Award or any group of Awards for any reason and at any time, including in connection with a termination of employment (other than for Cause);

                  (viii) subject to Section 6(a)(ii) and 6(c)(ii), to extend the time during which any Award or group of Awards may be exercised;

                  (ix) to amend Award Agreements with the consent of the Grantee; provided that the consent of the Grantee shall not be required for any amendment which (A) does not adversely affect the rights of the Grantee, or (B) is necessary or advisable (as determined by the Committee) to carry out the purpose of the Award as a result of any new or change in existing applicable law, regulation, ruling or judicial decision; provided that any such change shall be applicable only to Awards which have not been exercised;

                  (x) to take any action at any time before the exercise of an option (whether or not an incentive stock option), without the consent of the Grantee, to prevent such option from being treated as an incentive stock option;

                  (xi) to impose such additional conditions, restrictions, and limitations upon the grant, exercise or retention of Awards as the Committee may, before or concurrently with the grant thereof, deem appropriate, including requiring simultaneous exercise of related identified Awards, and limiting the percentage of Awards which may from time to time be exercised by a Grantee;

                  (xii) to certify in writing before the payment of any performance based Awards (except for a payment that is attributable solely to the increase in the price of the Stock) that the underlying performance goals and any other material terms have been satisfied;

                  (xiii) to permit an employee to elect, prior to earning compensation, to acquire options pursuant to Section 6(b)(ii) in lieu of receiving such compensation, determine the terms and conditions of such options and determine the value of such options on the Grant Date in accordance with Section 6(b);

                  (xiv) to specify the manner of designating a beneficiary to exercise Awards after the Grantee's death or transferring an option (other than an incentive stock option), stock appreciation right or performance unit to a revocable inter vivos trust;

                  (xv) to approve the manner of payment and determine the terms related thereto by a Grantee in connection with an Award, including deferral of the payment and elective share withholding pursuant to
         Section 11;

                  (xvi) to require a written investment representation by a Grantee as provided in Section 17;

                  (xvii) to make  equitable  adjustment of Awards as provided in
         Section 23;

                  (xviii) to cancel stock appreciation rights or to pay such benefits in stock rather than cash as provided in Sections 9(b) and 9(e); and

                  (xix) to take any other action with respect to any matters relating to the Plan for which it is responsible.

The determination of the Committee on all matters relating to the Plan or any Award Agreement shall be conclusive and final. No member of the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Award.

         5. ELIGIBILITY. Awards may be granted to any full-time employee (including any officer) of the Bank or any of its Subsidiaries. A Grantee may, if otherwise eligible, be granted any additional Awards. In selecting the individuals to whom Awards may be granted, as well as in determining the number of shares of Stock subject to, and the other terms and conditions applicable to, each Award, the Committee shall take into consideration such factors as it deems relevant in promoting the purposes of the Plan.

         6.  CONDITIONS TO GRANTS.

         (a)  GENERAL CONDITIONS.

                  (i) The Grant Date of an Award shall be the date on which the Committee grants the Award or such later date as specified in advance by the Committee.

                  (ii) The term of each Award (subject to Section 6(c)(ii) with respect to incentive stock options) shall be a period of not more than 10 years from the Grant Date, and shall be subject to earlier termination as herein provided.

                  (iii) To the extent not set forth in the Plan, the terms and conditions of each Award shall be set forth in an Award Agreement.

         (b)  GRANT OF OPTIONS AND OPTION PRICE.

                  (i) No later than the Grant Date of any option, the Committee shall determine the Option Price of such option. The Option Price of an option shall not be less than 100% of the Fair Market Value of the Stock on the Grant Date.

                  (ii) The Committee may, in its discretion, permit an employee to elect, before earning compensation, to be granted an Award in lieu of receiving such compensation; provided that, in the judgment of the Committee, the value of such Award on the Grant Date equals the amount of compensation foregone by such employee.

                  (iii) Any such Award shall be evidenced by an Award Agreement which shall (x) designate the option as either an incentive stock option or a non-qualified stock option; (y) specify the number of shares of stock subject to the option, the Option Price, and the term of the option; and (z) set forth specifically or incorporate by reference the applicable provisions of the Plan and contain such other terms and conditions not inconsistent with the Plan as the Committee may, in its discretion, prescribe.

         (c) GRANT OF INCENTIVE STOCK OPTIONS. At the time of the grant of any option, the Committee may designate that such option shall be made subject to additional restrictions to permit it to qualify as an "incentive stock option" under the requirements of Section 422 of the Code. Any option designated as an incentive stock option:

                  (i) shall have an Option Price of not less than 100% (110% if granted to a 10% Owner) of the Fair Market Value of the Stock on the Grant Date;

                  (ii) shall be for a period of not more than 10 years (five years if granted to a 10% Owner) from the Grant Date, and shall be subject to earlier termination as provided herein or in the applicable Award Agreement;

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



                  (iii) shall not have an aggregate Fair Market Value (determined for each incentive stock option at its Grant Date) of Stock with respect to which incentive stock options are exercisable for the first time by such Grantee during any calendar year (under the Plan and any other employee stock option plan of the Grantee's employer or any parent or Subsidiary thereof ("Other Plans")), determined in accordance with the provisions of Section 422 of the Code, which exceeds $100,000 (the "$100,000 Limit");

                  (iv)  shall,  if the  aggregate  Fair  Market  Value  of Stock
         (determined on the Grant Date) with respect to the portion of such grant which is exercisable for the first time during any calendar year ("Current Grant") and all incentive stock options previously granted under the Plan and any Other Plans which are exercisable for the first time during a calendar year ("Prior Grants") would exceed the $100,000 Limit, be exercisable as follows:

                           (A) the  portion of the Current  Grant  which  would,
                  when added to any Prior Grants, be exercisable with respect to Stock which would have an aggregate Fair Market Value (determined as of the respective Grant Date for such options) in excess of the $100,000 Limit shall, notwithstanding the terms of the Current Grant, be exercisable for the first time by the Grantee in the first subsequent calendar year or years in which it could be exercisable for the first time by the Grantee when added to all Prior Grants without exceeding the $100,000 Limit; and

                           (B) if,  viewed as of the date of the Current  Grant,
                  any portion of a Current Grant could not be exercised under the preceding provisions of this Section 6(c)(iv) during any calendar year commencing with the calendar year in which it is first exercisable through and including the last calendar year in which it may by its terms be exercised, such portion of the Current Grant shall not be an incentive stock option, but shall be exercisable as a separate option at such date or dates as are provided in the Current Grant;

                  (v) shall be granted within 10 years from the earlier of the date the Plan is adopted or the date the Plan is approved by the stockholders of the Bank;

                  (vi) shall require the Grantee to notify the Committee of any disposition of any Stock issued pursuant to the exercise of the incentive stock option under the circumstances described in Section 421(b) of the Code (relating to certain disqualifying dispositions), within 10 days of such disposition;

Notwithstanding the foregoing and Section 4(c)(vi), the Committee may, without the consent of the Grantee, at any time before the exercise of an option (whether or not an incentive stock option), take any action necessary to prevent such option from being treated as an incentive stock option.

         (d) GRANT OF STOCK APPRECIATION RIGHTS. When granted, stock appreciation rights shall be identified with shares of Stock subject to a specific option of the Grantee (including any option granted on or before the Grant Date of the stock appreciation rights) in a number equal to or smaller than the number of shares of Stock subject to such option. Unless otherwise provided in the applicable Award Agreement, the Grantee's associated stock appreciation rights shall terminate upon (i) the expiration, termination, forfeiture or cancellation of such option, or (ii) the exercise of such option.

         (e)  GRANT OF PERFORMANCE UNITS.

                  (i) When granted, performance units may, but need not, be identified with shares of Stock subject to a specific option of the Grantee (including any option granted on or before the Grant Date of the performance unit) in a number equal to or different from the number of options so granted. If performance units are identified with shares of Stock subject to an option, then, unless otherwise provided in the applicable Award Agreement, the Grantee's associated performance units shall terminate upon (x) the expiration, termination, forfeiture or cancellation of such option or (y) the exercise of such option.

                  (ii) Before the grant of any performance unit the Committee shall:

                           (A) determine objective performance goals and the amount of compensation under the goals applicable to such grant;

                           (B) designate a period, of not less than one year for
                  the measurement of the extent to which performance goals are attained, which period may begin prior to the Grant Date (the "Measuring Period"); and

                           (C) assign a  "Performance  Percentage" to each level
                  of attainment of performance goals during the Measuring Period, with the percentage applicable to minimum attainment being zero percent (0%) and the percentage applicable to maximum attainment to be determined by the Committee from time to time.

                  (iii)  The  benefit  for  each   performance   unit  shall  be
         determined in accordance with Section 9(c)(ii).

                  (iv) If a Grantee is promoted, demoted or transferred to a different business unit of the Bank during a Measuring Period, then, to the extent the Committee determines the performance goals or Measuring Period are no longer appropriate, the Committee may adjust, change or eliminate the performance goals or the applicable Measuring Period as it deems appropriate in order to make them appropriate and comparable to the initial performance goals or Measuring Period.

         7. NO EMPLOYMENT RIGHTS. No obligation of the Bank or any of its Subsidiaries as to the length of any Grantee's employment shall be implied by the terms of the Plan, any grant of an Award hereunder or any Award Agreement. The Bank and its Subsidiaries reserve the same rights to terminate the employment of any Grantee as existed before the Effective Date.

         8. NON-TRANSFERABILITY. Each Award granted hereunder shall not be assignable or transferable other than by will or the laws of descent and distribution and may be exercised, during the Grantee's lifetime, only by the Grantee; provided, however, that a Grantee may in a manner specified by the Committee and to the extent provided in the Plan designate in writing a beneficiary to exercise his Award after the Grantee's death.

         9.  EXERCISE.

         (a) EXERCISE OF OPTIONS. Subject to Section 4(b)(ix) and such terms and conditions as the Committee may impose, each option shall become exercisable the first anniversary of the Grant Date of such option unless the Committee provides otherwise in the Award Agreement.

         Each option shall be exercised by delivery to the Bank of written notice of intent to purchase a specific number of shares of Stock subject to the option; provided, however, that the minimum number of shares which may be purchased shall be 100, or, if less, the total number of Shares relating to the option which remain unpurchased. The Option Price of any shares of Stock as to which an option shall be exercised shall be paid in full at the time of the exercise. Payment may be made, at the election of the Grantee, in any one or any combination of the following:

                  (i)  cash;

                  (ii) Stock held by the Grantee for at least 6 months prior to exercise of the option, valued at its Fair Market Value on the date of exercise;

                  (iii) through simultaneous sale through a broker of shares acquired on exercise, as permitted under Regulation T of the Federal Reserve Board.

         (b) EXERCISE OF STOCK APPRECIATION RIGHTS. Subject to Section 4(b)(ix), New York State Banking Law, and such terms and conditions as the Committee may impose, each stock appreciation right affiliated with an option shall become exercisable not earlier than the first anniversary of the Grant Date of such stock appreciation right, to the extent that the option with which it is identified may be exercised; provided, however, that a stock appreciation right may be exercised by a Section 16 Person for cash only during a Window Period unless such exercise is automatic or fixed in advance and is outside the control of such Section 16 Person. Stock appreciation rights shall be exercised by delivery to the Bank of written notice of intent to exercise a specific number of stock appreciation rights. Unless otherwise provided in the applicable Award Agreement, the exercise of stock appreciation rights which are identified with shares of Stock subject to an option shall result in the cancellation or forfeiture of such option to the extent of such exercise.

         The benefit for each stock appreciation right exercised shall be equal to:

                  (i) the Fair Market Value of a share of Stock on the date of such exercise, reduced by

                  (ii) an amount equal to the Option Price of such option, unless the Committee in the grant of the stock appreciation right specified a higher amount provided that the Committee may provide that the benefit for any stock appreciation right shall not exceed such percentage of the Fair Market Value of a share of Stock on such Grant Date as the Committee shall specify. The benefit upon the exercise of a stock appreciation right shall be payable in cash, except that the Committee, may provide in the Award Agreement or at the time of exercise that benefits, with respect to any particular exercise, may be paid wholly or partly in Stock.

         Notwithstanding the foregoing, if the Committee in its discretion determines that the exercise of the stock appreciation rights would preclude the use of pooling of interests accounting following a sale of the Bank which is reasonably likely to occur and that such preclusion of pooling would have a material adverse effect on the sale of the Bank, the Committee, in its discretion may unilaterally preclude stock appreciation rights from being exercised.

         (c)  EXERCISE OF PERFORMANCE UNITS.

                  (i) Subject to Section 4(b)(vii) and such terms and conditions as the Committee may impose, if, with respect to any performance unit, the minimum performance goals have been achieved during the applicable Measuring Period, then such performance unit shall be exercisable commencing on the first day after the end of the applicable Measuring Period. Performance units shall be exercised by delivery to the Bank of written notice of intent to exercise a specific number of performance units; provided, however, that performance units not identified with shares of Stock subject to an option shall be deemed exercised on the date on which they first become exercisable. Unless otherwise provided in the applicable Award Agreement, the exercise of performance units which are identified with shares of Stock subject to an option shall result in the cancellation or forfeiture of such shares of Stock subject to option, as the case may be, to the extent of such exercise.

                  (ii) The benefit for each performance unit exercised shall be an amount equal to the product of:

                           (A)  the Unit Value (as defined below)

                  multiplied by

                           (B) the  Performance  Percentage  attained during the
                  Measuring Period for such performance unit.

                  (iii)  The Unit Value shall be, as specified by the Committee,

                           (A)  a dollar amount, or

                           (B) an  amount  equal to the Fair  Market  Value of a
                  share of Stock on the Grant Date or date of exercise.

                  (iv) The benefit upon the exercise of a performance unit shall be payable as soon as is administratively practicable after the later of (A) the date the Grantee exercises or is deemed to exercise such performance unit, or (B) the date (or dates in the event of installment payments) as provided in the applicable Award Agreement. Such benefit shall be payable in cash, except that the Committee may provide in the Award Agreement or at the time of exercise that benefits, with respect to any particular exercise, may be paid wholly or partly in shares of Stock. Notwithstanding the foregoing, if the Committee in its discretion determines that the exercise of performance units would preclude the use of pooling of interests accounting following a sale of the Bank which is reasonably likely to occur and that such preclusion of pooling would have a material adverse effect on the sale of the Bank, the Committee, in its discretion may either unilaterally bar the exercise of performance units by canceling the performance units prior to the Change of Control or cause the Bank to pay the performance units rights benefit in Stock if it determines that such payment would not cause the transaction to be ineligible for pooling. If the Award Agreement provides that the benefit may be paid wholly in Stock unless the Committee specifies at the time of exercise that the benefit shall be paid partly or wholly in cash, the number of shares of Stock payable in lieu of cash shall be determined by valuing the Stock at its Fair Market Value on the date such benefit is to be paid.

         (d) SPECIAL RULES FOR SECTION 16 PERSONS. No exercise of, or payments of benefits in connection with, any option, stock appreciation right, or performance unit awarded to a Section 16 Person shall be made during the first six months after the applicable Grant Date, except as may from time to time be permitted by the Committee.

         (e) FULL VESTING UPON CHANGE OF CONTROL. Subject to Section 9(d), in the event of a Change of Control, all unvested Awards shall become immediately vested and exercisable; provided that the benefit payable with respect to any performance unit with respect to which the Measuring Period has not ended as of the date of such Change of Control shall be equal to the product of the Unit Value multiplied successively by each of the following:

                  (i) a fraction, the numerator of which is the number of whole and partial months that have elapsed between the beginning of such Performance Period and the date of such Change of Control and the denominator of which is the number of whole and partial months in the Performance Period; and

                  (ii) a percentage equal to the greater of (x) the target percentage, if any, specified in the applicable Award Agreement or (y) the maximum percentage, if any, that would be earned under the terms of the applicable Award Agreement assuming that the rate at which the performance goals have been achieved as of the date of such Change of Control would continue until the end of the Performance Period.

         10.  MANDATORY TAX WITHHOLDING.

         (a) Whenever under the Plan, cash or shares of Stock are to be delivered upon exercise or payment of an Award, or any other event with respect to rights and benefits hereunder, the Bank shall be entitled to require as a condition of delivery (i) that the Grantee remit an amount sufficient to satisfy all federal, state, and local tax withholding requirements related thereto, (ii) the withholding of such sums from compensation otherwise due to the Grantee or from any shares of Stock due to the Grantee under the Plan or (iii) any combination of the foregoing.

         (b) If any disqualifying disposition described in Section 6(c)(vi) is made with respect to shares of Stock acquired under an incentive stock option granted pursuant to the Plan, the person making such disqualifying disposition shall remit to the Bank an amount sufficient to satisfy all federal, state, and local tax withholding requirements thereby incurred; provided that, in lieu of or in addition to the foregoing, the Bank shall have the right to withhold such sums from compensation otherwise due to the Grantee or from any shares of Stock due to the Grantee under the Plan.

         11.  ELECTIVE SHARE WITHHOLDING.

         (a) Subject to Section 11(b), a Grantee may elect the withholding ("Share Withholding") by the Bank of a portion of the shares of Stock otherwise deliverable to such Grantee upon the exercise of an Award (a "Taxable Event") having a Fair Market Value equal to:

                  (i) the minimum amount necessary to satisfy required federal, state, and local tax withholding liability attributable to the Taxable Event; or

                  (ii) with the Committee's prior approval, a greater amount, not to exceed the estimated total amount of such Grantee's tax liability with respect to the Taxable Event.

         (b) Each Share Withholding election by a Grantee shall be subject to the following restrictions:

                  (i) any Grantee's election shall be subject to the Committee's right to revoke such election of Share Withholding by such Grantee at any time before the Grantee's election, whether or not the Committee has reserved the right to do so;

                  (ii) the Grantee's election must be made before the date (the "Tax Date") on which the amount of tax to be withheld is determined;

                  (iii)  the Grantee's election shall be irrevocable;

                  (iv) a Section 16 Person may not elect Share Withholding within six months after the grant of the related option or stock appreciation rights (except if the Grantee dies or incurs a Disability before the end of the six-month period); and

                  (v) except to the extent that the Bank receives an opinion from its securities law counsel to the effect that such condition is not required for Share Withholding by Section 16 Persons to be eligible for the exemption provided by SEC Rule 16b-3, a Section 16 Person must elect Share Withholding either six months before the Tax Date or during a Window Period.

         12. TERMINATION OF EMPLOYMENT. Except as otherwise provided by the Committee in the Award Agreement or otherwise:

         (a) FOR CAUSE. If a Grantee has a termination of employment for Cause, any unexercised option, stock appreciation right or performance unit shall thereupon terminate.

         (b) ON ACCOUNT OF DEATH OR DISABILITY. If a Grantee has a termination of employment on account of the Grantee's death or Disability, then, except as otherwise provided in the Award Agreement,

                  (i) any unexercised option or stock appreciation right, whether or not exercisable on the date of such termination of employment on account of death or Disability may be exercised, in whole or in part, at any time within one year after such termination of employment by the Grantee, or after the Grantee's death, by (A) his personal representative or by the person to whom the option or stock appreciation right is transferred by will or the applicable laws of descent and distribution, or (B) the Grantee's beneficiary designated in accordance with Section 8;

                  (ii) no performance unit shall be paid with respect to a Measuring Period of a Grantee who ceases to be employed by the Bank prior to the end of an applicable Measuring Period; provided, however, that the Committee may, in its discretion, determine that all or any portion of the Performance Units shall be paid to the Grantee (or his beneficiary) at the end of the Measuring Period, or, in lieu thereof, that a cash settlement in respect of the Performance Units shall be paid to the Grantee (or his beneficiary) as soon as it is practicable following termination of employment with the Bank; and

                  (iii) any unexercised option or stock appreciation right which is exercisable on account of the Grantee's Retirement pursuant to
         Section 12(c) or the Grantee's Disability pursuant to Section 12(b) may be exercised, in whole or in part, within one (1) year of the Grantee's death.

         (c) ON  ACCOUNT  OF  RETIREMENT.  If a  Grantee  has a  termination  of employment on account of Retirement, any unexercised option or stock appreciation right to the extent then exercisable, may be exercised, in whole or in part, at any time within 90 days after such Retirement. The nonforfeitability and exercisability of the Grantee's performance units shall be determined under
Section 12(b)(ii).

         (d) ANY OTHER REASON. If a Grantee has a termination of employment for a reason other than for Cause, death, Disability, or Retirement,

                  (i) any unexercised option or stock appreciation right to the extent exercisable on the date of the Grantee's termination of employment, may be exercised in whole or in part, not later than the 60th day following the Grantee's termination of employment; provided, however, that (x) if such 60th day is not a business day, such option or stock appreciation right may be exercised not later than the first business day following such 60th day and (y) if the Grantee has entered into an agreement with the Bank not to sell any shares of Stock (or the capital stock of a successor to the Bank) for a specified period following the consummation of a business combination between the Bank and another corporation or entity (the "Specified Period"), such option or stock appreciation right may be exercised in whole or in part until the later of the period described in subparagraph (a), (b), or (c) above or 10 business days following the expiration of the Specified Period; and

                  (ii) the nonforfeitability and exercisability of the Grantee's performance units shall be determined under Section 12(b)(ii).

         (e) EXTENSION OF TERM. In the event of termination of the Grantee's employment other than for Cause, the term of any Award (whether or not exercisable on the date of the Grantee's termination of employment) which by its terms would otherwise expire after the Grantee's termination of employment but prior to the end of the period following the Grantee's termination of employment described in Sections 12(b), (c), and (d) above for exercise of Awards may, in the discretion of the Committee, be extended so as to permit any unexercised portion thereof to be exercised at any time within such period. The Committee may further extend the period of exercisability to permit any unexercised portion thereof to be exercised within a specified period provided by the Committee. However, in no event may the term of any Award expire more than 10 years after the Grant Date of such Award.

         (f) ACCELERATION OF EXERCISABILITY. In the event of termination of the Grantee's employment other than for Cause, the Committee may, in its discretion, accelerate the exercisability (including exercisability within a period of less than one year after the Grant Date) of, and accelerate or waive any or all of the terms and conditions applicable to, any Award or any group of Awards.

         13. LIMITATION ON TRANSFER OF OPTION SHARES. To the extent required by New York State Banking Law, shares of Stock acquired upon the exercise of an Award shall not be transferable, other than by will or by the laws of descent and distribution, during the one-year period commencing on the date of such exercise; provided, however, that the provisions of this Section 13 shall not apply if the application of this Section has been waived in writing by the Superintendent of Banks of the State of New York.

         14. APPROVAL OF STOCKHOLDERS AND SUPERINTENDENT OF BANKS. This Plan shall be contingent on the approval thereof by the holders of a majority of the outstanding shares of the capital stock of the Bank no later than the first Annual Meeting of Stockholders held after the adoption of the Plan by the Board, and on the final approval of the Plan by the Superintendent of Banks of the State of New York in accordance with Part 26 of the General Regulations of the Banking Board. No Award granted hereunder shall be effective, nor shall any such Award be exercised or any shares of Stock issued or purchased hereunder, prior to such approval of the Plan by the stockholders of the Bank and the final approval of the Plan by the Superintendent of Banks of the State of New York.

         15. AMENDMENT. The Board may amend or revise the Plan in whole or in part at any time; provided, however, that:

                  (i) any such amendment or revision to a provision other than Sections 6(e), 9(c) or Section 12 as it applies to performance units shall be subject to approval by the Superintendent of Banks of the State of New York and no such amendment shall be effective prior to the date on which such approval is obtained;

                  (ii) subject to Section 23, the following amendments or revisions shall be subject to the approval of the holders of a majority of the Bank's outstanding shares of capital stock:

                           (A) an  increase  in the number of shares of Stock as
                  to which options may be granted;

                           (B) a change in the  number of shares of Stock  which
                  may be optioned to any single individual;

                           (C) a  decrease  in the  option  price  for an option
                  previously granted;

                           (D) an  extension of the term of the Plan or the term
                  of an option previously granted;

                           (E) a change in the class of employees eligible to be
                  granted an option; or

                           (F) any change  which  requires an  amendment  of the
                  Bank's Restated Organization Certificate.

                  (iii) any amendment or revision of the Plan, subject to the provisions of Section 15(ii) above, shall be subject to the approval of the holders of a majority of the shares of Stock present and entitled to vote at a meeting of the Bank's stockholders to the extent that such approval is required (a) to permit the grant of Awards to Section 16 Persons under, and transactions in Stock by Section 16 Persons pursuant to, the Plan to be exempt from potential liability under Section 16(b) of the 1934 Act, or (b) by the listing requirements of any securities exchange or national market system on which are then listed the Bank's equity securities.

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



         16. SUBSTITUTED AWARDS. If the Committee cancels any Award (granted under this Plan or any plan of any entity acquired by the Bank or any of its Subsidiaries), and a new Award is substituted therefor, then the Committee may determine the terms and conditions of such new Award; provided that (i) the Option Price of any new option shall not be less than 100% (110% in the case of incentive stock options granted to a 10% Owner) of the Fair Market Value of a share of Stock on the date of grant of the new Award; (ii) no Award shall be canceled without the consent of the Grantee if the terms and conditions of the new Award to be substituted are not at least as favorable as the terms and conditions of the Award to be canceled (and the Grant Date of the new Award shall be the date on which such new Award is granted); and (c) no Section 16 Person may exercise a substituted stock appreciation right or a substituted option (or substituted performance unit) identified with a stock appreciation right within six months after the Grant Date (calculated without reference to this Section 16) of such substituted option.

         17.  SECURITIES LAW MATTERS.

         (a) If the Committee deems necessary to comply with any applicable securities law, the Committee may require a written investment intent representation by the Grantee and may require that a restrictive legend be affixed to certificates for shares of Stock.

         (b) If, based upon the advice of counsel for the Bank, the Committee determines that the exercise or nonforfeitability of, or delivery of benefits pursuant to, any Award would violate any applicable provision of (i) federal or state securities laws or (ii) the listing requirements of any national securities exchange or national market system on which are listed any of the Bank's equity securities, then the Committee may postpone any such exercise, nonforfeitability or delivery, as applicable, but the Bank shall use all reasonable efforts to cause such exercise, nonforfeitability or delivery to comply with all such provisions at the earliest practicable date.

         18. CODE SECTION 162(m). If the Bank determines that compensation payable under the Plan is subject to the Code Section 162(m) limitation on deduction and if the Bank determines that a particular grant should qualify as performance-based compensation so as to be exempt from the deduction limitation, the following provisions to the extent applicable shall apply with respect to such grant:

                  (i) The Option Price for any option and the amount described in Section 9(b)(ii) with respect to stock appreciation rights shall equal 100% of the Fair Market Value of a share of the Stock on the Grant Date.

                  (ii) No individual Grantee may be granted, in any calendar year, options or stock appreciation rights to purchase more than 150,000 shares of Stock.

                  (iii) The performance units awarded under the Plan to any Grantee for any Measuring Period shall not have a value in excess of the Grantee's base annual salary in effect at the time of the grant of the Award multiplied by the number of years in the Measuring Period. The Performance Percentage with respect to performance units attained during the Measuring Period for such performance units shall not exceed 150%. The value of any stock bonuses awarded to a Grantee for each calendar year shall not exceed the Grantee's base annual salary in effect for such year.

                  (iv) The performance goals and the amount of compensation under the goals applicable to the grant of any performance unit shall be set forth in a written document prior to the commencement of the Grantee's services to which the performance goals relate and while the outcome is still substantially uncertain. In establishing performance goals, the Committee may consider any performance factor or factors it deems appropriate, including stock price, market share, sales, earnings per share, return on equity, costs, or any other business criteria as contemplated in Section 162(m) of the Code. The Committee shall certify in writing prior to payment of compensation related to any performance unit that the performance goals and any other material terms were satisfied.

                  (v) The Committee shall be comprised solely of two or more outside directors as defined in the regulations under Code Section 162(m).

         19. FUNDING. Benefits payable under the Plan to any person shall be paid directly by the Bank. The Bank shall not be required to fund, or otherwise segregate assets to be used for payment of, benefits under the Plan.

         20. RIGHTS AS A STOCKHOLDER. A Grantee shall not, by reason of any Award have any right as a stockholder of the Bank with respect to the shares of Stock which may be deliverable upon exercise or payment of such Award until such shares have been delivered to him.

         21. NATURE OF PAYMENTS. Any and all grants, payments of cash, or deliveries of shares of Stock hereunder shall constitute special incentive payments to the Grantee and except as otherwise provided in the Award Agreement or by the Committee at a later date, shall not be taken into account in computing the amount of salary or compensation of the Grantee for the purposes of determining any pension, retirement, death or other benefits under (a) any pension, retirement, profit-sharing, bonus, life insurance or other employee benefit plan of the Bank or any of its Subsidiaries or (b) any agreement between the Bank or any Subsidiary, on the one hand, and the Grantee, on the other hand, except as such plan or agreement shall otherwise expressly provide.

         22. NON-UNIFORM DETERMINATIONS. Neither the Committee's nor the Board's determinations under the Plan need be uniform and may be made by the Committee or the Board selectively among persons who receive, or are eligible to receive, Awards (whether or not such persons are similarly situated). Without limiting the generality of the foregoing, the Committee shall be entitled, among other things, to make non-uniform and selective determinations, to enter into non-uniform and selective Award Agreements as to (i) the identity of the Grantees, (ii) the terms and provisions of Awards, and (iii) the treatment, under Section 12, of terminations of employment. Notwithstanding the foregoing, the Committee's interpretation of Plan provisions shall be uniform as to similarly situated Grantees.

         23.  ADJUSTMENTS.  The Committee shall make equitable adjustment of:

         (i)  the numbers of shares of Stock available under Section 3(a);

         (ii) the number of shares of Stock, stock appreciation rights, or performance units covered by an Award;

         (iii)  the Option Price of all outstanding options; and

         (iv) the Fair Market Value of Stock to be used to determine the amount of the benefit payable upon exercise of stock appreciation rights or performance units to reflect a stock dividend, stock split, reverse stock split, share combination, recapitalization, merger, consolidation, acquisition of property or shares, asset spin-off, split-off, reorganization, stock rights offering, liquidation or similar event, of or by the Bank.

         24.  TERMINATION  OF THE PLAN.  The Plan shall  terminate  on the tenth
(10th) anniversary of the Effective Date or at such earlier time as the Board may determine. Any termination, whether in whole or in part, shall not affect any Award then outstanding under the Plan.

         25. NO ILLEGAL TRANSACTIONS. The Plan and all Awards granted pursuant to it are subject to all laws and regulations of any governmental authority which may be applicable thereto; and notwithstanding any provision of the Plan or any Award, Grantees shall not be entitled to exercise Awards or receive the benefits thereof and the Bank shall not be obligated to deliver any Stock or pay any benefits to a Grantee if such exercise, delivery, receipt or payment would constitute a violation by the Grantee or the Bank of any such law or regulation.

         26. CONTROLLING LAW. The law of New York, except its law with respect to choice of law, shall be controlling in all matters relating to the Plan, except to the extent that such laws are preempted by the federal laws of the United States of America, and shall be subject to the provisions of section 140-a of the New York State Banking Law and the regulations of the Banking Board of the State of New York and any other applicable law or regulation.

         27. SEVERABILITY. If all or any part of the Plan is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not serve to invalidate any portion of the Plan not declared to be unlawful or invalid. Any Section or part of a Section so declared to be unlawful or invalid shall, if possible, be construed in a manner which will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.

                        THE GREATER NEW YORK SAVINGS BANK

                  1996 NON-EMPLOYEE DIRECTORS STOCK OPTION PLAN

                                    ARTICLE I

                                     PURPOSE

         The purpose of The Greater New York Savings Bank 1996 Non-Employee Directors Stock Option Plan (as set forth herein and as amended from time to time, the "Plan") is to encourage qualified persons to become and remain directors of The Greater New York Savings Bank (the "Company") and to provide directors of the Company with a more direct stake in its success.

                                   ARTICLE II

                                   DEFINITIONS

2.1 "Annual Meeting" means an annual meeting of the stockholders of the Company.

2.2 "Article" means an Article of this Plan.

2.3 "Board" means the Board of Directors of the Company.

2.4 "Common Stock" means the common stock, par value $1.00 per share, of the Company.

2.5 "Director" means a member of the Board.

2.6 "Effective Date" shall have the meaning provided in Article XII.

2.7 "Eligible Director" means a Director who is not an employee of the Company or any of its subsidiaries as of the date of any grant of an Option to him.

2.8 "Exchange Act" means the Securities Exchange Act of 1934, as amended.

2.9 "Fair Market Value" of a security means, as of any applicable date:

        (i) if the security is listed for trading on a national securities exchange or the NASDAQ National Market, the closing price, regular way, of the security as reported on the consolidated transaction reporting system applicable to such security, or if no such reported sale of the security shall have occurred on such date, on the next preceding date on which there was such a reported sale, or

        (ii) if the security is not listed for trading on a national securities exchange or the NASDAQ National Market, but is listed on the NASDAQ SmallCap Market, the average of the closing bid and asked prices, regular way, on the NASDAQ SmallCap Market or, if no such prices shall have been so reported for such date, on the latest preceding date for which such prices were so reported.

2.10 "Grantee" means the holder of an Option or any person entitled to exercise an Option under Article VI.

2.11 "Option" means a right to purchase Common Stock granted under this Plan.

2.12 "Section 16 Person" means a person who is subject to potential liability under Section 16(b) of the Exchange Act with respect to transactions involving equity securities of the Company.

2.13 "Term" shall have the meaning provided in Article 5.2.

                                   ARTICLE III

                                 ADMINISTRATION

     The Plan is intended to allow Eligible Directors to receive Options without such Options causing them to cease to be "disinterested persons" (within the meaning of Rule 16b-3 (or any successor rule) under the Exchange Act) with respect to other stock plans of the Company. Accordingly, the Plan is intended not to require discretionary action by any administrative body with regard to any transaction under the Plan. Subject to the provisions of the Plan, the Board shall have the power to construe and interpret the Plan, to determine all questions (including factual questions) arising thereunder, and to adopt and amend such rules for the administration of the Plan as it may deem desirable; provided, however, that no such interpretation or rule shall change the number of Options that may be granted under the Plan or the terms upon which, or the times at which, or the periods within which, such Options may be exercised. Any decision of the Board in the administration of the Plan shall be final. No Director shall be liable for anything done or omitted to be done by such Director or by any other Director in connection with the Plan, except for such Director's willful misconduct.

                                   ARTICLE IV

                             AMOUNT OF COMMON STOCK

     The aggregate number of shares of Common Stock in respect of which Options may be exercised shall not exceed 200,000, subject to adjustment pursuant to
Article VII. Such shares of Common Stock shall be authorized but unissued shares of Common Stock. If any Options terminate or expire without being exercised in whole or in part, new Options may be granted covering the shares not purchased under such lapsed Options.

                                   ARTICLE V

                               GRANT OF OPTIONS

5.1 Grant of Options. On the date of the Annual Meeting for 1996 and each Annual Meeting thereafter, each Eligible Director who is elected or re-elected to serve as a Director shall automatically be granted an Option in respect of 4,000 shares of Common Stock.

5.2 Term of Options. Each Option shall have a term ("Term") of 10 years from the date of grant, unless earlier terminated as provided herein.

5.3 Exercise Price. The exercise price per share for each Option shall be 100% of the Fair Market Value of a share of Common Stock on the date of grant, subject to adjustment pursu ant to Article VII.

5.4 Option Agreements. Each Option shall be evidenced by an agreement in such form as the Board shall prescribe from time to time which shall set forth or incorporate by reference the terms and conditions of the Option.

                                   ARTICLE VI

                               EXERCISE OF OPTIONS

6.1 Vesting. An Option shall become exercisable on the earlier of (i) the first anniversary of the grant date of such Option or (ii) death or disability; provided in each such case that the Grantee has remained a Director at all times since such grant date.

6.2 Exercise. An Option shall be exercised by delivery to the Company during the Term of the Option of (i) written notice of the exercise specifying the number of shares of Common Stock to be purchased and (ii) payment in full for the shares of Common Stock being acquired thereunder. Payment may be made in cash or alternatively, the exercise price may be paid by exchanging previously owned shares of Common Stock that have been held by the Director for at least 6 months with a fair market value equal to the Option exercise price.

6.3  Limitation on Transferability of Shares.

     (a) To the extent required by New York State Banking Law, shares of Common Stock acquired in connection with the exercise of an Option shall not be transferable, other than by will or by the laws of descent and distribution, during the one-year period commencing on the date of acquisition; provided, however, that the provisions of this Section 6.3(a) shall not apply if the application of this section has been waived in writing by the Superintendent of Banks of the State of New York.

     (b) So long as the provisions of Section 6.3(a) hereof shall remain in effect, all certificates for shares of Common Stock acquired in connection with an Option shall bear the following restrictive legend:

          THE TRANSFERABILITY OF SHARES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO CERTAIN RESTRICTIONS PURSUANT TO THE GREATER NEW YORK SAVINGS BANK 1996 NON-EMPLOYEE DIRECTORS STOCK OPTION PLAN, A COPY OF WHICH IS AVAILABLE FROM THE SECRETARY OF THE COMPANY.

6.4 Limitation on Transferability of Options. An Option by its terms shall not be transferable by the Option holder other than by will or by the laws of descent and distribution, and shall be exercisable, during the lifetime of the Option holder, only by the Option holder.

6.5 Exercise After Termination of Directorship. If a person shall cease to be a Director for any reason while holding an unexpired Option that has not been fully exercised, such Option shall thereupon terminate; provided that such person, or in the case of his death or adjudication of incompetency, his executor, administrator, distributees, guardian or legal representative, as the case may be, may exercise the Option (to the extent that it was exercisable pursuant to Section 6.1 on the date the person ceased to be a Director) at any time until the earliest to occur of (i) 30 days after the date such person ceased to be a Director (if for any reason other than death), (ii) one year after the date such person ceased to be a Director (if on account of death), or (iii) the expiration of the Term of such Option.

6.6 Exercise after Death. If an Option is exercised by the executors, administrators, legatees or distributees of the estate of a deceased Grantee or by the guardian or legal representative of a Grantee, the Company shall be under no obligation to issue Common Stock thereunder unless it is satisfied that the person or persons exercising the Option are the duly appointed legal representatives of the optionee or of the deceased optionee's estate or the proper legatees or distributees of such estate, as applicable.

                                   ARTICLE VII

                   ADJUSTMENTS UPON CHANGES IN CAPITALIZATION

7.1 Adjustments. If the outstanding Common Stock is changed by reason of reorganization, merger, consolidation, recapitalization, reclassification, stock split, reverse stock split, stock dividend, rights offering, combination, spinoff, exchange of shares, or the like, an appropriate adjustment shall be made by the Board to (i) the aggregate number of shares then-remaining available under the Plan, (ii) the number of shares of Common Stock in respect of which Options are subsequently to be granted, and (iii) to the extent that the following adjustments are necessary to preserve the economic value of unexercised Options, the number or type of shares of Common Stock subject to, and the exercise price of, outstanding Options.

7.2 No Fractional Shares. If a fraction of a share would otherwise result from any adjustment pursuant to Section 7.1, the adjusted share amount shall be reduced to the next lower whole number.

                                  ARTICLE VIII

                                  MISCELLANEOUS

8.1 Expenses. The expenses of the Plan shall be borne by the Company. Any taxes imposed on a Grantee upon exercise of an Option shall be paid by such Grantee.

8.2 No Right to Re-Election. Neither the Plan nor any action taken hereunder shall be construed as giving any Director any right to be retained or re-elected as a Director.

8.3 Securities Registration. The Company shall not be obligated to deliver any shares of Common Stock hereunder until such shares have been listed on each securities exchange or national market system on which the Common Stock may then be listed, and until there has been compliance with such state or federal laws as the Company may deem applicable.

8.4 Taxes. The Company shall not be required to issue shares of Common Stock upon the exercise of an Option unless the Grantee first pay to the Company such amount, if any, as may be requested by the Company to satisfy any liability to withhold federal, state, local or foreign income or other taxes relating to such exercise.

8.5 Rights as Stockholder. A Grantee shall not by reason of any Option have any right as a stockholder of the Company with respect to the shares of Common Stock which may be deliverable upon exercise of such Option until such shares have been delivered to him.

8.6 Severability. If all or any part of the Plan is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not serve to invalidate any portion of the Plan not declared to be unlawful or invalid. Any Article or part of an Article so declared to be unlawful or invalid shall, if possible, be construed in a manner which gives effect to the terms of such Article or part of an Article to the fullest extent possible while remaining lawful and valid.

8.7 Applicable Law. The law of New York, except its law with respect to choice of law, shall be controlling in all matters relating to the Plan, except to the extent that such laws are preempted by the federal laws of the United States of America, and shall be subject to the provisions of section 140-a of the New York State Banking Law and the regulations of the Banking Board of the State of New York and any other applicable law or regulation.

                                   ARTICLE IX

                                    AMENDMENT

9.1 Amendment. The Board may amend or revise the Plan in whole or in part at any time; provided, however, that:

     (i) no amendment of the Plan shall adversely affect the rights of any Grantee under an Option without the consent of such Grantee;

     (ii) any such amendment or revision shall be subject to approval by the Superintendent of Banks of the State of New York and no such amendment shall be effective prior to the date on which such approval is obtained;

     (iii) subject to section 7.1, the following amendments or revisions shall be subject to approval of the holders of a majority of the Company's outstanding capital stock:

          (a) an increase in the number of shares of Common Stock as to which Options may be granted;

          (b) a change in the number of shares of Common Stock which may be optioned to any single individual;

          (c) the vesting conditions, terms of exercisability, timing, amount or exercise price of Options;

          (d) an extension of the term of the Plan or the term of an Option previously granted;

          (e) a change in the class of individuals eligible to be granted an Option; or

          (f) any change which requires an amendment of the Company's Restated Organization Certificate; and

     (iv) any  amendment or revision of the Plan,  subject to the  provisions of
     Section 9.1(iii) above, shall be subject to the approval of the holders of a majority of the shares of Common Stock present and entitled to vote at a meeting of the Company's stockholders to the extent that such approval is required (a) to permit the grant of Options to Section 16 Persons under, and transactions in Common Stock by Section 16 Persons pursuant to, the Plan to be exempt from potential liability under Section 16(b) of the Exchange Act, or (b) by the listing requirements of any securities exchange or national market system on which are then listed the Company's equity securities.

                                    ARTICLE X

                                APPROVAL OF PLAN

     This Plan shall be contingent on the approval thereof by the stockholders of the Company no later than the first Annual Meeting of Stockholders held after the adoption by the Board of the Plan, and on the final approval of the Plan by the Superintendent of Banks of the State of New York in accordance with Part 26 of the General Regulations of the Banking Board. No Award granted hereunder shall be effective, nor shall any such Award be exercised or any shares of Common Stock issued or purchased hereunder, prior to the approval of the Plan by the stockholders of the Company and the final approval of the Plan by the Superintendent of Banks of the State of New York.

                                   ARTICLE XI

                                   TERMINATION

     The Plan shall terminate on the 10th anniversary of the Effective Date of the Plan, unless sooner terminated by the Board. Any termination of the Plan shall not affect any Option then outstanding.

                                   ARTICLE XII

                                 EFFECTIVE DATE

     The Plan shall become effective on April 26, 1996.

                        THE GREATER NEW YORK SAVINGS BANK

                             INCENTIVE SAVINGS PLAN

                                   ARTICLE I.

                                     PURPOSE

         Effective as of December 1, 1972, THE GREATER NEW YORK SAVINGS BANK adopted The Greater New York Savings Bank Incentive Savings Plan, and executed a trust agreement to enable its eligible Employees to participate therein.

         The Plan was subsequently amended on July 12, 1973. Effective as of December 31, 1975, The Greater New York Savings Bank adopted the amended and restated Plan as set forth herein. The amended and restated Plan was further amended effective November 1, 1977, July 1, 1978, November 1, 1982 and January 1, 1983.

         Effective May 1, 1983, the Plan was amended and restated to meet the requirements of Sections 401(k) and 402(a)(8) of the Internal Revenue Code of 1954. The Plan was subsequently amended effective January 1, 1984, October 1, 1984, August 23, 1984 and January 1, 1985. The Plan was again amended on a) July 17, 1986, effective July 1, 1986 and August 1, 1986; on b) November 26, 1986, effective November 26, 1986; on c) December 23, 1986, effective December 23, 1986; on d) March 12, 1987, effective March 31, 1987; and on e) November 30, 1988, effective July 1, 1988 and August 8, 1988.

         On December 8, 1988, the Plan was amended and restated as of January 1, 1989, to comply with applicable provisions of the Tax Reform Act of 1986 ("TRA") and the Employer adopted such amended and restated Plan, all amendments being effective retroactively to the date required by TRA. The Plan was subsequently amended January 25, 1989, effective January 25, 1989, and February 16, 1989, effective March 10, 1989. The Plan was amended and restated on June 8, 1989, effective January 1, 1989. The Plan was further amended on April 23, 1993, effective April 23, 1993, on July 28, 1993, effective January 1, 1993, on December 9, 1993, effective January 1, 1992 and January 1, 1994, and on October 26, 1994, effective October 26, 1994. The Plan was again amended and reinstated on August 10, 1995, effective September 1, 1995 ("Effective Date"). The Plan, as in effect from time to time prior to the Effective Date is referred to herein as the "prior provisions of the Plan".

         The Greater New York Savings Bank Incentive Savings Trust, which was established by trust agreement on December 1, 1972, was amended and restated on July 12, 1973, and again on December 31, 1975, on September 13th, 1984, and as of March 31, 1987. The Trust was amended and reinstated in its entirety by agreement dated August 10, 1995, and is intended to form a part of the Plan.

         The Plan and Trust are intended to meet the requirements of The Internal Revenue Code of 1986 ("Code") Sections 401(a) and 501(a), as amended by the Employee Retirement Income Security Act of 1974.

         The provisions of this Plan shall apply only to an Employee who terminates employment on or after the Effective Date. The rights and benefits, if any, of a former employee shall be determined in accordance with the prior provisions of the Plan in effect on the date his employment terminated.

                                   ARTICLE II.

                          DEFINITIONS AND CONSTRUCTION

         2.1 Definitions: The following words and phrases, when used herein, unless their context clearly indicates otherwise, shall have the following respective meanings:

(a) Plan: The Greater New York Savings Bank Incentive Savings Plan, the Plan set forth herein, as amended from time to time.

(b) Trust: The fund known as The Greater New York Savings Bank Incentive Savings Plan Trust, as from time to time amended, which constitutes a part of this Plan.

(c) Employer: The Greater New York Savings Bank, a banking corporation organized and existing under the laws of the State of New York, or its successors in interest, all corporations which are part of a controlled group of corporations (as defined in Section 414(b) of the Internal Revenue Code, all other trades or businesses (whether or not incorporated) which are under common control (as defined in Section 414(c) of the Internal Revenue Code), all affiliated service groups (as defined in Section 414(m) of the Internal Revenue Code and any other entity required to be aggregated with the Employer pursuant to Section 414 (o) of the Internal Revenue Code.

(d) Effective Date: September 1, 1995, the date on which the provisions of this amended and restated Plan became effective.

(e) Committee: The directors appointed under the provisions of Article X to administer the Plan.

(f) Employee: Any person who, on or after the Effective Date, is receiving remuneration for personal service rendered to the Employer (or who would be receiving such remuneration except for an Authorized Leave of Absence). In addition, any leased employee shall be treated as an Employee of the Employer. However, contributions or benefits provided by the leasing organization for any leased Employee which are attributable to services performed for the Employer shall be treated as provided by the Employer. Any leased employee shall not be treated as an Employee if such Employee is covered by a money purchase pension providing: (1) a nonintegrated employer contributions rate of at least 10% of compensation, as defined in Section 415(c)(3) of the Code, but including amounts contributed by the Employer pursuant to a salary reduction agreement which are excludable from the employee's gross income under Section 125 of the Code, (2) immediate participation, and (3) full and immediate vesting, and leased
Employees do not constitute more than 20% of the Employer's non-highly compensated workforce. For purposes of this Plan, the term "leased employee" means any person who, on or after the Effective Date, and pursuant to an agreement between the Employer and any other person ("leasing organization") has performed services for the Employer (or for the Employer and related persons determined in accordance with Section 414(n) (6) of the Internal Revenue Code on a substantially full time basis for a period of at least one year and such services are of a type historically performed by employees in the business field of the Employer.

(g) Participant: An Employee participating in the Plan who satisfies the requirements of Article III.

(h) Participation: The period commencing as of the date the Employee became a Participant and ending on the date his employment with the Employer terminated except that with respect to a Former Participant, limited participation in the Trust Income continues until his vested account balance is distributed.

(i) Former Participant: A Participant whose employment with the Employer has terminated but who has a vested account balance under the Plan which has not been paid in full, and, therefore is continuing in the allocation of Trust Income.

(j) Plan Year: The 12-month period commencing on January 1 and ending on December 31.

(k) Authorized Military Leave of Absence: An Authorized Leave of Absence due to service in the Armed Forces of the United States shall constitute hours of employment under the Plan, provided that the absence is caused by war, or other emergency, or provided that the Employee is required to serve under the laws of conscription in time of peace, and further provided that the Employee returns to employment with the Employer within the period of six months. In addition, the term "military service" may include such other public service and for such periods as the Board of Trustees may from time to time approve and determine, so long as all Employees in like circumstances are similarly treated.

(l) Authorized Non-Military Leave of Absence: An authorized non-military leave of absence shall constitute hours of employment under the Plan in the event of temporary absence from work for any period not exceeding one year for which a Participant shall have been granted leave of absence by the Employer. Absence from work for a period greater than one year, or failure to return to work upon the expiration of the period of leave of absence granted by the Employer, shall terminate participation in the Plan. Upon expiration of a one year period of absence, the leave of absence may be extended for such further period as may be determined by the Employer provided that all Employees in like circumstances shall be similarly treated in the granting of such leave of absence. Contributions to the Plan by the Employee may be made provided the Employee is a Participant in the Plan and is receiving full or partial wages from the Employer for the period of the authorized leave.

(m) Employee Contribution Account: The account maintained for a Participant to record his voluntary, non-deductible contributions made pursuant to the prior provisions of the Plan and adjustments relating thereto.

(n) Elective Contribution Account: The account maintained for a Participant to record contributions made on his behalf by the Employer pursuant to salary reduction agreement described in Section 4.1, and any adjustments relating thereto.

(o) Employer Contribution Account: The account maintained for a Participant to record his share of the contributions of the Employer and adjustments relating thereto.

(p) Compensation: An Employee's regular wages including all contributions to his Elective Contribution Account and all amounts deferred under Code Section 125, but excluding all extra payments or other special compensation, such as but not limited to overtime pay, bonuses, commissions, fringe benefits and any contributions to either his Employee Contribution Account or Employer Contribution Account. Effective for Plan Years beginning after December 31, 1988, this Plan shall not take into consideration a Participant's Compensation to the extent it exceeds $200,000.00, as indexed under Code Section 415(d). Effective for Plan Years beginning after December 31, 1993, this Plan shall not take into consideration a Participant's Compensation to the extent it exceeds
$150,000, as indexed under Code Sections 401(a)(17) and 415(d). In determining the Compensation of a Participant for purposes of this limitation, the rules of section 414(q)(6) of the Code shall apply, except in applying such rules, the term "family" shall include only the spouse of the Participant and any lineal descendants of the Participant who have not attained age 19 before the close of the Plan Year.

(q) Forfeitures: The portion of a Participant's Employer Contribution Account which is forfeited because of termination of employment before full vesting.

(r) Income: The net income of the Trust Fund from investments, as reflected by interest payments, dividends, realized and unrealized gains and losses on securities, other investment transactions and expenses paid from the Trust Fund. In determining the Income of the Trust Fund for any period, assets shall be valued on the basis of their fair market value.

(s) Valuation Date: The Trust Fund shall be valued on a daily basis.

(t) Disability: A physical or mental impairment, which totally incapacitates the Participant from performance of his duties. The Committee shall abide by the determination of the Social Security Administration for purposes of its determination.

(u) Beneficiary: A person or persons (natural or otherwise) designated by a Participant in accordance with the provisions of Article VIII to receive any benefit which shall be payable under this Plan.

(v) ERISA: Public Law No. 93-406, the Employee Retirement Income Security Act of 1974, as amended from time to time.

(w) Fiduciaries: The Employer, the Committee, the Plan Administrator, and the Trustee, but only with respect to the specific responsibilities of each for Plan and Trust administration, all described in Article X.

(x) Trustee: The corporation or individuals appointed by the Committee to administer the Trust.

(y) Investment Unit: The unit of measure of a Participant's proportionate undivided beneficial interest in one or more of Fund A, Fund B, Fund C, Fund D and Fund E, of the Trust Fund, which units shall be known as "A Investment Units", "B Investment Units", "C Investment Units", "D Investment Units" and "E Investment Units", respectively.

(z)  Value  of  Account:  The value of all  Investment  Units  and/or  shares of
Employer  stock  credited  to  the  Employee  Contribution   Account,   Elective
Contribution Account and Employer Contribution Account for the Participant.

(aa) Hours of Service: An Hour of Service shall mean (i) Each hour for which an Employee is directly or indirectly paid, or entitled to payment by the Employer for the performance of duties during an applicable computation period. These hours shall be credited to the Employee for the computation period or periods in which the duties were performed; or (ii) Each hour for which back pay, irrespective of mitigation of damages, has either been awarded or agreed to be paid by the Employer. These hours shall be credited to the Employee for computation period or periods to which the award or agreement pertains, rather than for the computation periods in which the awards, agreement or payment is made; or (iii) Each hour for which an Employee is directly or indirectly paid or entitled to such payment by Employer for reasons (such as vacation, sickness or disability) other than the performance of duties during an applicable computation period. Irrespective of whether these hours have accrued in other computation periods, these hours shall be counted in the computation period in which either payment is actually made or amounts payable to the Employee become due; or (iv) Each hour for which an Employee is required to be credited under any federal law; and (v) The crediting of any Hour of Service shall be made under only one of the four preceding paragraphs.

         In all cases, an "Hour of Service" shall be credited in accordance with Department of Labor regulation 2530.200(b)-2.

(bb) Year of Service: A Year of Service shall mean a twelve consecutive month period during which an Employee has at least 1,000 Hours of Service with the Employer. For purposes of eligibility to participate, vesting, compensation and accrual of benefits, the computation period for the determination of a Year of Service shall be based upon the anniversary date of employment.

(cc) Break in Service: A Break in Service shall mean a twelve consecutive month period commencing on the anniversary date of employment during which a Participant completes 500 hours of service or less. In cases of absence for maternity or paternity leave described in Section 5.6, the rules of Section 5.6 shall apply in determining whether a Break in Service has occurred.

(dd) Eligible Employee: An Employee who satisfies the requirements of Article III, even if said Employee chooses not to participate in the Plan.

(ee) Highly Compensated Employee: The term highly compensated employee includes highly compensated active Employees and highly compensated former Employees.

         A Highly Compensated active Employee includes any Employee who performs service for the Employer during the determination year and who, during the look-back year: (i) received compensation from the

Employer in excess of $75,0000 (as adjusted pursuant to section 415(d) of the Code; (ii) received compensation from the Employer in excess of $50,000 (as adjusted pursuant to section 415(d) of the Code) and was a member of the top-paid group for such year; or (iii) was an officer of the Employer and received compensation during such year that is greater than 50 percent of the dollar limitation in effect under section 415(b) (1) (A) of the Code. The term Highly Compensated Employee also includes (i) Employees who are both described in the preceding sentence if the term "determination year" is substituted for the term "look-back year" and the Employee is one of the 100 Employees who received the most Compensation from the Employer during the determination year; and (ii) Employees who are 5 percent owners at any time during the look-back year or determination year.

         If no officer has satisfied the compensation requirement of (iii) above during either a determination year or a look-back year, the highest paid officer for such year shall be treated as a Highly Compensated Employee.

         For this purpose, the determination year shall be the Plan Year. The look-back year shall be the twelve-month period immediately preceding the determination year.

         A highly compensated former Employee includes any Employee who separated from service (or was deemed to have separated) prior to the determination year, performs no service for the employer during the determination year, and was a highly compensated active Employee for either the separation year or any determination year ending on or after the Employee's 55th birthday.

         If an Employee is, during the determination year or look-back year, a family member of either a 5 percent owner who is an active or former Employee or a highly compensated employee who is one of the 10 most highly compensated Employees ranked on the basis of compensation paid by the Employer during such year, then the family and the 5 percent owner or top-ten highly compensated Employee shall be aggregated. In such case, the family member and the 5 percent owner or top-ten highly compensated Employee shall be treated as a single Employee receiving compensation and plan contributions or benefits equal to the sum of such compensation and contributions or benefits to the family member and 5 percent owner or top-ten highly compensated Employee. For purposes of this section, family member includes the spouse, lineal ascendants and descendants of the Employee or former Employee and the spouses of such lineal ascendants and descendants.

         The determination of who is a highly compensated employee, including the determination of the number and identity of employees in the top-paid group, the top 100 employees, the number of employees treated as officers and the compensation that is considered, will be made in accordance with section 414(q) of the Code and the regulations thereunder.

(ff) Board of Directors: The Board of Directors of The Greater New York Savings Bank, as constituted from time to time.

         2.2 Construction: The masculine gender, where appearing in the Plan, shall be deemed to include the feminine gender, unless the context clearly indicates to the contrary. The words, "hereof", "herein", "hereunder" and other similar compounds of the word "here" shall mean and refer to the entire Plan and not to any particular provision or Section.

                                  ARTICLE III.

                                  PARTICIPATION

         3.1 Active Participants on Effective Date: Any Employee who shall be a Participant under the prior provisions of the Plan as it was constituted on the Effective Date shall continue to participate in accordance with the provisions of this amended and restated Plan.

         3.2 New Participants: On or after the Effective Date, Employees shall become eligible to participate in the Plan on the first day of the payroll period immediately following the completion of one Year of Service.

         3.3 Entry Into The Plan: An Employee who is eligible under Sections 3.1 or 3.2 of this Article, shall become a Participant on the first day of the payroll period for which the contributions described in Section 4.2 are made to this Plan. A Former Participant will become a Participant immediately upon returning to the employ of the Employer, if such Former Participant had a non-vested interest in all or any portion of the account balance derived from Employer matching contributions made pursuant to Section 4.1 at the time of termination of service and such non-vested interest, which was forfeited pursuant to Section 5.4, is subject to restoration pursuant to Section 4.7.

         3.4 Discontinuance of Contributions: If a Participant elects not to have the Employer make contributions to the Plan pursuant to a salary reduction agreement described in Section 4.2, his contribution accounts shall be placed on inactive status and shall continue to share in fund performance as described in
Article VII. Except as otherwise provided by the provisions of this Plan, a Participant may enter into a salary reduction agreement authorizing the Employer to make contributions described in Section 4.2 at any time.

         3.5 Exclusions: Notwithstanding anything to the contrary herein, no leased employee who must be treated as an Employee under Section 414(n) of the Code, shall be eligible for participation in this Plan. Additionally, no Employee of any subsidiary or affiliated corporation of The Greater New York Savings Bank shall be eligible for participation in this Plan, notwithstanding the fact that such individual is an Employee of a corporation which is a member of a controlled group of corporations (as defined in Section 414(b) of the Code or an Employee of a trade or business (whether or not incorporated) which is under common control (as defined in Section 414(c) of the Code) or an Employee of a member of an affiliated service group (as defined in Section 414(m) of the Code or an Employee of any other entity required to be aggregated with the Employer under Section 414(o) of the Code, unless such subsidiary or affiliated corporation or entity, with the approval of the Board of Directors and subject to such conditions as the Board of Directors may impose, adopts this Plan.

         3.6      Transfers:

(a) For the purposes of determining eligibility to participate in the Plan and Years of Service for the purposes of vesting, a Participant shall receive credit for all employment with any subsidiary or affiliated corporation which is a member of the controlled group of corporations of which the Employer is a part, as defined by ERISA and regulations issued thereunder provided all such employment is determined in accordance with the reemployment provisions of this Article III.

(b) If a Participant is transferred to employment with a member of the controlled group of corporations of which the Employer is a part, which member of the controlled group corporations has not been authorized by the Board of Directors to adopt the Plan pursuant to Section 3.5, his participation under the Plan shall be suspended, provided, however, that during the period of his employment in such ineligible position: (i) Subject to the reemployment provisions of Section 3.3, service for vesting purposes under Section 5.1 shall continue to accrue, (ii) he shall cease to have any right to have elective salary reduction contributions or matching contributions made on his behalf by the Employer pursuant to Article IV, and (iii) the withdrawal privileges under the provisions of Article VIII shall continue to apply.

                                   ARTICLE IV.

                                  CONTRIBUTIONS

                  4.1 Employer Contributions: Each month, the Employer shall contribute an amount equal to the total amount of contributions ("Elective Contributions") agreed to be made by it pursuant to salary reduction agreements under Section 4.2 entered into between the Employer and Participants.

                  In addition, each month the Employer will make Employer matching contributions ("Employer Matching Contributions") equal to 1) the Participant's Elective Contributions to the Plan up to the Participant's first 6% of Compensation for each Participant for the time during which he participated in the Plan. In no event, however, shall a) Employer Matching Contributions be made in excess of 6% of any Participant's Compensation or b) Employer Contributions for any Plan Year made pursuant to this Article IV exceed the amount deductible for such Plan Year for income tax purposes as a contribution to the Trust under applicable provisions of the Code.

                  The Employer shall also have the authority to make additional contributions to Plan on behalf of Participants.

                  All contributions of the Employer shall be made out of current net earnings, Undivided Profits and Surplus.

                  Employer Contributions will be credited to the respective Participant's account and invested in accordance with the Participant's election under Article VII of the Plan.

         4.2 Elective Salary Reduction: A Participant may elect to enter into a written salary reduction agreement with the Employer. The terms of the salary reduction agreement shall provide that the Participant agrees to accept a reduction in salary from the Employer equal to any whole percentage of his Compensation on any applicable pay day, not to exceed the lesser of: (1) 9% of such Compensation or (2) $7000.00 as indexed under Code Section 402(g)(5). In consideration for such agreement, the Employer will make a salary reduction contribution to the Employee's Elective Contribution Account on behalf of the Participant for such month in an amount equal to the total amount by which the Participant's Compensation from the Employer was reduced pursuant to the salary reduction agreement. A Participant's Elective Contributions shall be made only by payroll deductions authorized by written direction of the Participant filed with the Plan Administrator on such form as may be prescribed by the Committee. For purposes of this Section 4.2, the Employer shall have the right to increase the Employee's compensation by the amount of any Employee salary deferrals under Code Section 125, 129 and 401(k), or to use such alternate definition of Compensation as the Internal Revenue Service may provide by regulation under
Section 414(s).

         Amounts credited to a Participant's Elective Contribution Account shall be 100 percent vested and non-forfeitable at all times. If a Participant enters into a salary reduction agreement with the Employer for a given Plan Year, his Compensation for such Plan Year for all other purposes of this Plan, shall be equal to his Compensation after application of the salary reduction agreement.

         (a) The Employer may revoke its salary reduction agreements with all Participants or amend its salary reduction agreement with all Participants on a uniform basis if it determines that it will not have sufficient current net earnings, Undivided Profits or Surplus to make such contributions.

                  (b) The Employer may amend or revoke its salary reduction agreement with any Participant at any time, if the Employer determines that such revocation or amendment is necessary to insure that a Participant's Annual Additions for any Plan Year will not exceed the limitations of Section 4.11 of the Plan, Section 402(g) of the Code, or to insure that the discrimination tests of Section 401(k) of the Internal Revenue Code are met for such Plan Year as provided in Section 4.3 below.

                  (c)(i) If Elective Contributions are made by a Participant in excess of the limits in this Section 4.2, then such excess Elective Contribution (together with any earnings or loss thereon) shall be distributed, no later than March 15, 1989 and each March 15 thereafter, to Participants to whose Accounts such excess Elective Contributions were allocated for the preceding calendar year and who claim such excess Elective Contribution, in accordance with subsection 4.2(c)(iii), for such calendar year. With respect to any Plan Year, a Participant's Elective Contributions are the sum of all Employer Contributions made on behalf of such Participant pursuant to an election to defer under any qualified Cash or Deferred Arrangement as described in Section 401(k) of the Code.

                  (ii) The earnings or loss attributable to any excess Elective Contributions described in subsection (c) of this Section 4.2 shall be determined by the Plan Administrator. The Plan Administrator shall calculate such earnings or loss as provided herein and may make any special allocations of earnings or other amounts necessary to carry out such distribution. The earnings or loss on such excess Elective Contributions is the sum of (1) the earnings or loss allocable to the Participant's Elective Contribution Account for the Plan Year multiplied by a fraction, the numerator of which is such excess Elective Contributions on behalf of the Participant for the Plan Year and the denominator of which is the account balance in the Participant's Elective Contribution Account without regard to any income or loss occurring during such Plan Year; and (2) ten percent of the amount determined under (1) multiplied by the number of whole calendar months between the end of the Plan Year and the date of distribution counting the month of distribution if the distribution occurs after the 15th of such month.

                  (iii) A Participant may claim the excess Elective Contributions for the preceding Calendar Year under subsection (c)(i) in accordance with this subsection. The Participant's claim shall be in writing; shall be submitted to the Plan Administrator not later than March 1; shall specify the amount of such excess Elective Contributions for the preceding calendar year; and shall be accompanied by the Participant's written statement that if such amounts are not distributed, such excess Elective Contributions, when added to amounts deferred under other plans or arrangements described in section 401(k) of the Code,  will exceed the limit imposed on the Participant by section 402(g) of the Code for the Plan Year in which the deferral occurred.

         4.3 Limitations: The Employer may limit, revoke or amend its agreement to make tax-deferred Elective Contributions and its obligations to make Employer Matching Contributions under Section 4.1 on behalf of any Participant,as well as any Agreement to permit Employee Contributions, at any time, but only if it determines that such limitation, revocation or amendment is necessary under one of the following circumstances:

         (a) The Actual Deferral Percentage (hereinafter "ADP") for Participants who are Highly Compensated Employees for each Plan Year and the ADP for Participants who are Non-highly Compensated Employees for the same Plan Year must satisfy one of the following tests:

                  1. The ADP for Participants who are Highly Compensated Employees for the Plan Year shall not exceed the ADP for Participants who are Non-highly Compensated Employees for the same Plan Year multiplied by 1.25; or

                  2. The ADP for Participants who are Highly Compensated Employees for the Plan Year shall not exceed the ADP for Participants who are Non-highly Compensated Employees for the same Plan Year multiplied by 2.0 provided that the ADP for Participants who are Highly Compensated Employees does not exceed the ADP for Participants who are Non-highly Compensated Employees by more than two (2) percentage points.

                  Special Rules

                  1.  The ADP for any Participant who is a Highly

                  Compensated Employee for the Plan Year and who is eligible to have Elective Contributions allocated to his or her accounts under two or more arrangements described in Section 401(k) of the Code, that are maintained by the Employer, shall be determined as if such Elective Contribution were made under a single arrangement. If a Highly Compensated Employee participates in two or more cash of deferred arrangements ("CODA") that have different Plan Years, all CODAs ending with or within the same calendar year shall be treated as a single arrangement.

                  2. In the event that this Plan satisfies the  requirements  of
                  Section 401(k), 401(a)(4), or 410(b) of the Code only if aggregated with one or more other plans, or if one or more other plans satisfy the requirements of such sections of the Code only if aggregated with this Plan, then this section shall be applied by determining the ADP of Employees as if such plans were a single plan. For Plan Years beginning after December 31, 1989, plans may be aggregated in order to satisfy
                  Section  401(k)  of the Code  only if they  have the same Plan
                  Year.

                  3. For the purposes of determining the ADP of a Participant who is a 5-percent owner or one of the ten most highly-paid Highly Compensated Employees, the Elective Contributions and Compensation of such Participant shall include the Elective Contributions and Compensation for the Plan Year of Family Members (as defined in Section 414(q)(6) of the Code). Family Members, with respect to such Highly Compensated Employees, shall be disregarded as separate Employees in determining the ADP both for Participants who are Non-highly Compensated
                  Employees and for Participants who are Highly Compensated Employees.

                  4. For the purposes of determining the ADP test, Elective Contributions must be made before the last day of the twelve-month period immediately following the Plan Year to which contributions relate.

                  5.  The  Employer   shall  maintain   records   sufficient  to
                  demonstrate satisfaction of the ADP test.

                  6. The determination and treatment of the ADP amounts of any Participant shall satisfy such other requirements as may be prescribed by the Secretary of the Treasury.

                  Definitions

                  1. "Actual Deferral Percentage" shall mean, for a specified group of Participants for a Plan Year, the average of the ratios (calculated separately for each Participant in such group) of (1) the amount of Employer Contributions actually paid over the trust on behalf of such Participant for the Plan Year to (2) the Participant's Compensation for such Plan Year (whether or not the Employee was a Participant for the entire Plan Year). Employer Contributions on behalf of any Participant shall include any Elective Contributions made pursuant to the Participant's deferral election, including Excess Elective Contributions (i.e., Elective Contributions that are includable in a Participant's gross income under
                  Section 402(g) of the Code to the extent such Participant's Elective Contributions for the Plan Year exceed the dollar limitation under such Code section), but excluding Elective Contributions that are taken into account in the Contribution Percentage test (provided the ADP test is satisfied both with and without exclusion of these Elective Deferrals). For purposes of computing Actual Deferral Percentage, an Employee who would be a Participant but for the failure to make Elective Contributions shall be treated as a Participant on whose behalf no Elective Contributions are made.

         (b) Notwithstanding any other provision of this Plan, Excess Contributions, plus any income and minus any loss allocable thereto, shall be distributed no later than the last day of each Plan Year to Participants to whose accounts such Excess Contributions were allocated for the preceding Plan Year. If such excess amounts are distributed more than 2 1/2 months after the last day of the Plan Year in which such excess amounts arose, a ten (10) percent excise tax will be imposed on the Employer maintaining the Plan with respect to such amounts. Such distributions shall be made to Highly Compensated Employees on the basis of the respective portions of the Excess Contributions attributable to each of such Employees. Excess Contributions shall be allocated to Participants who are subject to the family member aggregation rules of Section 414(q)(6) of the Code in the manner prescribed by the regulation.

         Excess Contributions shall be treated as annual additions under the Plan.

         Determination of Income or Loss: Excess Contributions shall be adjusted for any income or loss up to the date of distribution. The income or loss allocable to Excess Contributions is the sum of: (1) income or loss allocable to the Participant's Elective Contribution Account for the Plan Year multiplied by a fraction, the numerator of which is such Participant's Excess Contributions for the year and the denominator is the Participant's account balance attributable to Elective Contributions without regard to any income or loss occurring during such Plan Year; and (2) ten percent of the amount determined under (1) multiplied by the number of whole calendar months between the end of the Plan Year and the date of distribution, counting the month of distribution if distribution occurs after the 15th of such month.

         Accounting for Excess Contributions: Excess Contributions shall be distributed from the Participant's Elective Contribution Account in proportion to the Participant's Elective Contributions for the Plan Year.

                  Definition

         1. "Excess Contributions" shall mean, with respect to any Plan Year, the excess of:

                  a. The aggregate amount of Employer Contributions actually taken into account in computing the ADP of Highly Compensated Employees for such Plan Year, over

                  b. The maximum amount of such contributions permitted by the ADP test (determined by reducing contributions made on behalf of Highly Compensated Employees in order of the ADPs, beginning with the highest of such percentages).

         (c) The Average Contribution Percentage ("ACP") for Participants who are Highly Compensated Employees for each Plan Year and the ACP for Participants who are Non-highly Compensated

Employees for the same Plan Year must satisfy one of the following tests:

         1. The ACP for Participants who are Highly Compensated Employees for the Plan Year shall not exceed the ACP for Participants who are Non-highly Compensated Employees for the same Plan Year multiplied by 1.25; or

         2. The ACP for Participants who are Highly Compensated Employees for the Plan Year shall not exceed the ACP for Participants who are Non-highly Compensated Employees for the same Plan Year multiplied by two (2), provided that the ACP for Participants who are Highly Compensated Employees does not exceed the ACP for Participants who are Non-highly Compensated Employees by more than two (2) percentage points.

                           Special Rules

                  1. Multiple Use: If one or more Highly Compensated Employees participate in both a CODA and a Plan subject to the ACP test maintained by the Employer and the sum of the ADP and ACP of those Highly Compensated Employees subject to either or both tests exceeds the Aggregate Limit, then the ACP of those Highly Compensated Employees who also participate in a CODA will be reduced (beginning with such Highly Compensated Employee whose ACP is the highest) so that the limit is not exceeded. The amount by which each Highly Compensated Employee's Contribution Percentage Amounts is reduced shall be treated as an Excess Aggregate Contribution. The ADP and ACP of the Highly Compensated Employees are determined after any corrections required to meet the ADP and ACP tests. Multiple use does not occur if both the ADP and ACP of the Highly Compensated Employees does not exceed 1.25 multiplied by the ADP and ACP of the Non-highly Compensated Employees.

                  2. For the purposes of this section, the Contribution Percentage for any Participant who is a Highly Compensated Employee and who is eligible to have Contribution Percentage Amounts allocated to his or her account under two or more plans described in Section 401(a) of the Code, or arrangements described in Section

                  401(k) of the Code that are maintained by the Employer, shall be determined as if the total of such Contribution Percentage Amounts was made under each plan. If a Highly Compensated Employee participates in two or more cash or deferred arrangements that have different Plan Years, all cash or deferred arrangements ending with or within the same calendar year shall be treated as a single arrangement.

                  3. In the event that this Plan satisfies the  requirements  of
                  Section 401(m), 401(a) or 410(b) of the Code only if aggregated with one or more other plans, or if one or more other plans satisfy the requirements of such sections of the Code only if aggregated with this Plan, then this section shall be applied by determining the Contribution Percentage of Employees as if all such plans were a single plan. For Plan Years beginning after December 31, 1989, plans may be aggregated in order to satisfy Section 401(m) of the Code only if they have the same Plan Year.

                  4. For the purposes of determining the Contribution Percentage of a Participant who is a five-percent owner or one of the ten most highly-paid Highly Compensated Employees, the Contribution Percentage Amounts and Compensation of such Participant shall include the Contribution Percentage Amounts and Compensation for the Plan Year of Family Members (as defined in Section 414(q)(6) of the Code). Family Members, with respect to Highly Compensated Employees, shall be disregarded as separate employees in determining the Contribution Percentage both for Participants who are Non-highly Compensated Employees and for Participants who are Highly Compensated Employees.

                  5. For purposes of determining the Contribution Percentage test, Employee Contributions are considered to have been made in the Plan Year in which contributed to the trust. Matching Contributions will be considered made for a Plan Year if made no later than the end of the twelve-month period beginning on the day after the close of the Plan Year.

                  6.  The  Employer   shall  maintain   records   sufficient  to
                  demonstrate satisfaction of the ACP test.

                  7. The determination and treatment of the Contribution Percentage of any Participant shall satisfy such other requirements as may be prescribed by the Secretary of the Treasury.

                  Definitions

                  1. "Aggregate Limit" shall mean the sum of (i) 125 percent of the greater of the ADP of the Non-highly Compensated Employees for the Plan Year or the ACP of Non-highly Compensated Employees under the Plan subject to Code Section 401(m) for the Plan Year beginning with or within the Plan Year of the CODA and (ii) the lesser of 200% or two plus the lesser of 200% or two plus the lesser of such ADP or ACP.

                  2. "Average Contribution Percentage" shall mean the average of the Contribution Percentages of the Eligible Participants in a group.

                  3. "Contribution Percentage" shall mean the ratio (expressed as a percentage) of the participant's Contribution Percentage Amounts to the Participant's Compensation for the Plan Year (whether or not the Employee was a Participant for the entire Plan Year).

                  4. "Contribution Percentage Amounts" shall mean the sum of any Employee Contributions and Matching Contributions made under the Plan on behalf of the Participant for the Plan Year.

                  5. "Eligible Participant" shall mean any Employee who is eligible to make an Employee Contribution or to receive a Matching Contribution. If an Employee Contribution is required as a condition of participation in the Plan, any Employee who would be a Participant in the Plan if such Employee made a contribution shall be treated as an eligible Participant on behalf of whom no Employee Contributions are made.

                  6. "Employee Contribution" shall mean any contribution made to the Plan by or on behalf of a Participant that is included in the Participant's gross income in the year in which made and that is maintained under a separate account to which earnings and losses are allocated.

                  7. "Matching Contributions" shall mean an Employer contribution made to this or any other defined contribution plan on behalf of a Participant on account of an Employee Contribution made by such Participant, or on account of a Participant's Elective Deferral, under a Plan maintained by the Employer.

         (d) Notwithstanding any other provision of this Plan, Excess Aggregate Contributions, plus any income and minus any loss allocable thereto, shall be forfeited, if forfeitable, or if not forfeitable, distributed no later than the last day of each Plan Year to Participants to whose accounts such Excess Aggregate Contributions were allocated for the preceding Plan Year. Excess
Aggregate  Contributions  shall be allocated for the preceding Plan Year. Excess
Aggregate Contributions shall be allocated to Participants who are subject to the family member aggregation rules of Section 414(q)(6) of the Code in the manner prescribed by the regulations. If such Excess Aggregate Contributions are distributed more than 2 1/2 months after the last day of the Plan Year in which such excess amounts arose, a ten (10) percent excise tax will be imposed on the Employer maintaining the Plan with respect to those amounts. Excess Aggregate Contributions shall be treated as Annual Additions under the Plan.

                  Determination of Income or Loss: Excess Aggregate Contributions shall be adjusted for any income or loss up to the date of distribution. The income or loss allocable to Excess Aggregate Contributions is the sum of (1) income or loss allocable to the Participant's Employee
Contribution Account and Matching Contribution Account of the Plan Year multiplied by a fraction, the numerator of which is such Participant's Excess Aggregate Contributions for the year and the denominator is the Participant's account balance(s) attributable to Contribution Percentage Amounts without regard to any income or loss occurring during such Plan Year; and (2) ten percent of the amount determined under (1) multiplied by the number of whole calendar months between the end of the Plan Year and the date of distribution, counting the month of distribution if distribution occurs after the 15th of such month.

                  Forfeitures of Excess Aggregate Contributions: Forfeitures of Excess Aggregate Contributions will be applied to reduce Employer Contributions.

                  Accounting for Excess Aggregate Contributions: Excess Aggregate Contributions shall be forfeited, if forfeitable or distributed on a pro-rata basis from the Participant's Employee Contribution Account, and Matching Contribution Account.

                           Definitions

         1. "Excess Aggregate Contributions" shall mean, with respect to any Plan Year, the excess of:

         a. The aggregate Contribution Percentage Amounts taken into account in computing the numerator of the Contribution Percentage actually made on behalf of Highly Compensated Employees for such Plan Year, over

         b. The maximum Contribution Percentage Amounts permitted by the ACP test (determined by reducing contributions made on behalf of Highly Compensated Employees in order of their Contribution Percentages beginning with the highest of such percentages).

         Such determination shall be made after first determining Excess Elective Contributions pursuant to Section 4.3(a) and then determining Excess Contributions pursuant to Section 4.3(c) hereof.

         4.4 Employee Contributions: Participants are not permitted to make any contributions under this Plan.

         4.5 Changes in Elective Contributions: The percentage of Elective Contributions elected under Section 4.2 shall continue in effect as long as the Participant continues to participate, however, and except as provided herein, a Participant may increase or decrease the percentage rate of his Elective Contributions to any of the permitted percentages described in Section 4.2 or
Section 4.4 or suspend his Elective Contributions without withdrawing from participation in the Plan, by completing and filing with the Plan Administrator by the 15th day of any month, a form prescribed by the Plan Administrator for such purposes. Such change shall become effective on the first day of the month following receipt of said form provided it is filed with the Plan Administrator by the 15th day of the month. Otherwise, it will take effect on the first day of the next succeeding month. A Participant who has not withdrawn from the Plan, but who has suspended his Elective Contributions may resume them by complying with the requirements set forth in this section for increasing or decreasing the amount of Elective Contributions. Any such increase, decrease, suspension or resumption of Elective Contributions except as further herein provided, may only be made 60 days after the effective date of the last change elected by the Participant.

         4.6 Disposition of Forfeitures: Upon termination of employment before full vesting, a Participant's Forfeiture, if any, shall be credited to the Employer and utilized by the Employer to offset the cost of the Employer in making Employer matching contributions in current and future Plan Years.

         4.7 Restoration of Forfeitures: If a person returns to the service of the Employer before 5 consecutive one year Breaks in Service have occurred, any amounts forfeited by him under Section 5.4 because of his previous termination of employment shall be restored to his account. If a person returns to the service of the Employer after 5 consecutive one year Breaks in Service have occurred, no amount forfeited by him under Section 5.4 shall be restored to his account.

         4.8 Expenses: The Employer will pay all the administrative expenses of the Plan and compensation and reimbursable expenses of the Trustee to the extent required, except that any expenses other than those associated with Fund F and Fund G directly related to the Trust Fund, such as transfer taxes, broker's commissions, and registration charges, shall be paid from the Trust Fund or from Fund A, Fund B, Fund C, Fund D or Fund E, to which such expenses directly relate. The Employer shall pay all expenses related to Fund F. Each Participant shall pay all expenses related to his investment in Fund G.

         4.9 Payment of Contributions to Trustee: As promptly as practicable after the first day of each month, the Employer will transmit the aggregate amount of the Employer Matching Contributions for such month and the Elective Contributions the Participant elected to have contributed to the Plan during the preceding month, minus such portion, if any, of the Elective Contributions of any Highly Compensated Employee recharacterized as a cash payments in accordance with Section 4.3, to the Trustee to be held in the Trust Fund for the benefit of the Participant, and the Plan Administrator shall designate the amount of such contributions to be invested as part of Fund A, Fund B, Fund C, Fund D, Fund E and Fund F in accordance with the Participant's election made under Article VII of this Plan.

         4.10 Individual Accounts: The Plan Administrator shall create and maintain adequate records to disclose the interest in the Trust of each Participant, Former Participant and Beneficiary. Such records shall be in the form of individual accounts and credits and charges shall be made to such accounts in the manner herein described. When appropriate, a Participant shall have three separate accounts, an Employer Contribution Account, Employee Contribution Account and an Elective Contribution Account. The maintenance of individual accounts is only for accounting purposes, and a segregation of the assets of the Trust Fund to each account shall not be required. Distribution and withdrawals made from an account shall be charged to the accounts as of the date paid.

         4.11 Maximum Additions: Notwithstanding anything contained herein to the contrary, the total Annual Additions made to the Employer Contribution Account, the Employee Contribution Account and the Elective Contribution Account of a Participant and to any other defined Contribution Plan of the Employer for any Plan Year shall not exceed an amount equal to the lesser of: (1) $30,000, adjusted each year for any cost-of-living increase applicable for that year, as provided under Code Section 415(d) or any successor provision; or (2) 25% of the Participant's compensation, as defined in Section 1.415-2(d)(1)(i) of the Income Tax Regulations, from the Employer for such year. If such Annual Additions exceed the limitations, the contributions made by the Participant for the Plan Year which causes the excess shall be returned to the Participant.

         (a) Notwithstanding the foregoing, the otherwise permissible Annual Additions for any Participant under this Plan may be further reduced to the extent necessary, as determined by the Committee, to prevent disqualification of the Plan under IRC Section 415, which imposes the following additional limitations on the benefits payable to Participants who also may be participating in another tax-qualified pension, profit-sharing, savings or stock bonus plan maintained by the Employer or any of the members of the controlled group of corporations of which the Employer is a part: In any case in which a Participant is also a Participant in one or more defined benefit plans maintained by the Employer, the sum of the defined benefit plan fraction and the defined contribution plan fraction for any one year shall not exceed 1.0. The defined benefit plan fraction for any Plan Year is a fraction the numerator of which is the projected annual benefit of the Participant under such plan, determined as of the close of the Plan Year, and the denominator of which is the lesser of (i) the product of 1.25, multiplied $90,000, (adjusted periodically for permissible cost of living increases) or (ii) the product of 1.4, multiplied by 100% of the Participant's average monthly compensation, as defined in Section 1.415-2(d)(1)(i) or the Income Tax Regulations, during the three consecutive years when total compensation paid to him was highest. The defined contribution fraction for any Plan Year is a fraction the numerator of which is the sum of the Annual Additions to the Participant's account as of the close of the Plan Year, and the denominator of which is the sum of the lesser of the following amounts determined for such year and for each prior year of service with the
Employer: (i) the product of 1.25, multiplied by $30,000. (adjusted periodically for permissible cost of living increases) or (ii) the product of 1.4, multiplied by 25% of the Participant's Compensation for such plan year. The extent to which Annual Additions under the Plan shall be reduced, as compared with the extent to which annual benefits under any defined benefit plan or any other defined contribution plan shall be reduced in order to achieve compliance with the limitations of IRC Section 415, shall be determined by the Committee in such manner as to maximize the aggregate benefits payable to such Participant from all such plans. If such reduction is under this Plan, the Committee shall advise affected Participants of any additional limitations on their Annual Additions required by this paragraph.

         (b) For purposes of this provision, Annual Additions shall mean, with respect to each Plan Year, the sum of (1) Employer contributions, including both Employer Matching Contributions and Elective Contributions, and (2) Employee contributions, if any.

For purposes of this Section 4.11, Compensation shall mean Compensation as defined in Article I, including amounts contributed to this Plan by the Employee pursuant to a salary reduction agreement with the Employer, plus bonuses, overtime pay and any other amounts paid to a Participant by the Employer for personal services as reported on the Participant's Federal income Tax Withholding Statement (Form W-2).

         (c) The above limitations are intended to comply with the provisions of
Section 415 of the Internal Revenue Code as amended so that the maximum benefits provided by Plans of the Employers shall be exactly equal to the maximum amounts allowed under Section 415 of the Internal Revenue Code and regulations thereunder. If there is any discrepancy between the provisions of this Section and the provisions of Section 415 of the Internal Revenue Code and regulations thereunder, such discrepancy shall be resolved in such a way as to give full effect to the provisions of Section 415 of the Code.

         4.12  TOP-HEAVY PROVISIONS:

         (a) Determination of Top-Heavy: The Plan will be considered a Top-Heavy Plan for the Plan Year if as of the last day of the preceding Plan Year, (1) the value of the sum of the Employer Contribution Accounts, the Elective Contribution Accounts and the Employee Contributions Accounts (including any contributions actually made on or before that date and allocated pursuant to
Section 4.1) of Participants who are Key Employees (as defined in Section 416(i) of the Internal Revenue Code) exceeds 60% of the value of the sum of the Employer Contributions Accounts, the Elective Contribution Accounts and the Employee Contribution Accounts (including any contributions actually made on or before that date and allocated pursuant to Section 4.1) of all Participants (the "60% Test") or (2) the Plan is part of a Required Aggregation Group and the Required Aggregation Group is top-heavy. However, and notwithstanding the results of the 60% Test, the Plan shall not be considered a Top-Heavy Plan for any Plan Year in which the Plan is part of a Required or Permissive Aggregation Group which is not top-heavy.

         For the purposes of this Section 4.12, if any individual has not performed services for the Employer maintaining this Plan at

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



any time during the 5-year period ending on the determination date, any accrued benefit for such individual (and the account of such individual) shall not be taken into account in computing the 60% test.

         A "Required Aggregation Group" includes (1) each plan of the Employer in which a Key Employee is a participant and (2) each other plan of the Employer which enables any plan described in subclause (1) of this sentence to meet the requirements of section 401(a)(4) or 410 of the Internal Revenue Code. A "Permissive Aggregation Group" includes any plan not required to be included in a "Required Aggregation Group", if such group would continue to meet the requirements of section 401(a)(4) and 410 of the Internal Revenue Code with such plan being taken into account.

         (b) Minimum Allocations: Notwithstanding the provisions of Section 4.1, for any Plan Year during which the Plan is deemed a Top-Heavy Plan, the Employer shall make the following Employer contributions to the accounts of each non-Key Employee Participant and each non-Key Employee (who is eligible but has elected not to participate in this Plan):

         An amount equal to the percentage at which Employer Contributions, are made on behalf of the Key Employee for whom such percentage is highest for the year, but in no event more than 3% of such Employee's compensation, as provided in Section 416(c)(2) of the Code. The Employer shall have no obligation, however, to make any additional Employer Contribution on behalf of a non-Key Employee, if the Employer has already made a contribution to that non-Key Employee's Employer Contribution Account or to the non-Key Employee's Elective Contribution Account, in an amount equal to or greater than 3% of such non-Key Employee's Compensation. Moreover, the Employer shall have no obligation to make a Top-Heavy minimum contribution under this Plan on behalf of any non-Key Employee for whom it has made the requisite Top-Heavy minimum contribution to a defined benefit plan with which this Plan must be aggregated pursuant to Section 416(g) of the Internal Revenue Code.

         (c) Minimum Vesting: If a Participant's termination of employment occurs while the Plan is a Top-Heavy Plan, such Participant's vested percentage in his Employer Contribution

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



Account shall not be less than the percentage determined in accordance with the following table:

                                       Vested         Forfeited
        Years of Service               Percentage     Percentage
        ----------------               ----------     ----------
        less than 2                        0%              100%
        2 but less than 3                 20                80
        3 but less than 4                 40                60
        4 but less than 5                 60                40
        5 but less than 6                 80                20
        6 or more                        100                 0

         (d) Compensation Limitation: For any Plan Year in which the Plan is a Top-Heavy Plan, the compensation limitation described in Section 416(d) of the Internal Revenue Code shall apply, subject to future adjustments. For the purposes of computing the minimum allocation under Section 4.12(b) hereof, compensation shall mean compensation as defined in Section 2.1(p).

         (e) Change in Top-Heavy Status: If the Plan becomes a Top-Heavy Plan and subsequently ceases to be such, the vesting schedule in subsection (c) of this section shall continue to apply in determining the vested percentage of any Participant who had at least five Years of Service as of December 31 in the last Plan Year of top-heaviness. For other Participants, said schedule shall apply only to their Employer Contributions Account balance as of such December 31.

         (f) Impact on Maximum Benefit: For any Plan Year in which the Plan is a Top-Heavy Plan, Section 4.11 shall be read by substituting the number "1.00" for the number "1.25" wherever it appears therein except such substitution shall not have the effect of reducing any benefit accrued under a defined benefit plan prior to the first day of the Year in which this provision becomes applicable.

         4.13  No  Employer  Contributions:   Notwithstanding  anything  to  the
contrary herein, no Employer Contributions shall be made to the Plan pursuant to
Section 4.1, 4.2 or otherwise after March 10, 1989.



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

                                   ARTICLE V.

                                     VESTING

         5.1 Method of Vesting: Elective Contributions, and any Employee Contributions made under the prior provisions of the Plan, and all earnings, appreciation or additions allocable thereto, less any depreciation, loss or distributions allocable thereto, shall always be fully vested and non-forfeitable at all times under the Plan. The remainder of a Participant's Value of Account i.e. Employer Matching Contributions made on his behalf, and all earnings, appreciations or additions allocable thereto, less any depreciation, loss or distributions allocable thereto, shall become vested as follows:

           Years of Service                         Percentage
           ----------------                         ----------
                                                     Vested
                                                     ------
           Less than 2                                  0
           2 but less than 3                           20
           3 but less than 4                           40
           4 but less than 5                           60
           5 but less than 6                           80
           6 or more                                  100

         Notwithstanding anything to the contrary stated above, any Participant who under the prior provisions of this Plan received past service credit for purposes of vesting for Years of Service before the Effective Date of the prior plan, shall not forfeit any such past service credits by operation of this
Section 5.1.

         5.2 Retirement or Disability: If a Participant's employment with the Employer is terminated at or after he attains age 65, or if his employment is terminated at an earlier age because of Disability, he shall be entitled to receive the entire amount then in each of his accounts in accordance with
Article VIII, Section 8.2.

         5.3 Death: In the event that the termination of employment of a Participant is caused by his death, the entire amount then in each of his accounts shall be paid to his Beneficiary in accordance with Article VIII after receipt by the Committee of acceptable proof of death.



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

         5.4 Termination For Other Reasons: A Participant whose participation in the Plan terminates for any reason other than death, Disability or retirement at or after age 65, shall not be entitled to receive any portion of his Value of Account attributable to Employer matching contributions, which shall not be vested at the date of such termination and the unvested portion shall be forfeited, subject to restoration pursuant to Section 4.7.

         5.5  Vesting After 5 Consecutive One Year Breaks in Service:
         (a) A Participant's Years of Service completed after 5 consecutive one year Breaks in Service shall be disregarded for purposes of determining a Participant's vested interest in his Account attributable to Employer matching contributions made before such 5 consecutive one year Breaks in Service. For all other purposes of this section 5.5, a person's Years of Service completed before such 5 consecutive one year Breaks in Service shall be included in determining his Years of Service.

         (b) If a person incurs 5 consecutive one year Breaks in Service before becoming 100% vested and subsequently recommences participation in the Plan, the undistributed portion of his vested interest in his Account, if any, at the time of the fifth consecutive one year Break in Service shall be held in a separate account, and he shall always be 100% vested in the balance credited to such separate account.

         5.6  Maternity or Paternity Leave:

         (a) For the purposes of this Plan, "maternity or paternity leave" means termination of employment or absence from work for a period that commences on or after January 1, 1985 due to the pregnancy of the Employee, the birth of a child of the Employee, the placement of a child in connection with the adoption of the child by an Employee, or the caring for an Employee's child during the period immediately following the child's birth or placement for adoption. The Committee shall determine, under rules of uniform application and based on information provided to the Committee by the Employee, whether or not the Employee's termination of employment from work is due to "maternity or paternity leave".

         (b) Solely for purposes of determining whether a Break in Service, as defined in Section 2.1(cc) has occurred, the Employee shall be credited for the period of an absence described in Section

5.6(a) with the number of Hours of Service equal to the lesser of:

         (i) (A) the number of Hours of Service that would have credited to the Employee if he had continued working for the Employer during the period of such absence, or (B) if the number of Hours of Service prescribed under Section 5.6(b)(i)(A) cannot be determined, 8 Hours of Service for each working day during the period of absence; or

         (ii) 501 Hours of Service.

         Such credit shall be given during the 12 consecutive month period ending on an anniversary date of employment of the Employee during which such absence began, if necessary to prevent a one year Break in Service from occurring during such 12 consecutive month period, and in all other cases, such credit shall be given during the immediately following 12 consecutive month period.

                                   ARTICLE VI.

                                INVESTMENT FUNDS

         6.1 Investment Elections: The Trust Fund shall consist of a Capital Preservation Fund ("Fund A"), a Fixed Income Fund ("Fund B"), an Equity Fund ("Fund C"), an International Equity Fund ("Fund D"), an Income and Growth Fund ("Fund E"), a Bank Stock Fund ("Fund F") and a Loan Fund ("Fund G"), each of which shall be administered and invested by the Trustee in accordance with the provisions of the Plan and the Trust Agreement.

         6.2 The Investment Funds: The Trust Agreement specifies the investment which the Trustee is authorized to make in Fund A, Fund B, Fund C, Fund D, Fund E, Fund F and Fund G to which reference should be made for a complete description thereof. For identification purposes only, the seven funds will consist primarily of:

         (a) Fund A, the Capital Preservation Fund: a variety of fixed-income investments that are viewed as stable, and cash or cash equivalents, which may be managed by United States Trust Company of New York or one of its affiliates;

         (b) Fund B, the Fixed Income Fund: bonds, notes, debentures, money market instruments, repurchase agreements, obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities, and preferred stocks;

         (c) Fund C, the Equity Fund: common stocks, investments convertible into common stocks, stock of regulated investment companies and no-load mutual funds, which themselves invest primarily in common stocks and investment convertible in common stocks;

         (d) Fund D, the International Equity Fund: equity securities of foreign issues, shares of open end investment companies, registered under the Investment Company Act of 1940 (including those for which United States Trust Company of New York or its affiliates serve as investment advisor), who will benefit from the trends and promising technologies or products and specific country opportunities resulting from changing geo-political economic or currency relationships;

         (e) Fund E, the Income and Growth Fund: common and capital stocks and securities convertible into common and capital stock and in a common trust fund and shares of open end investment companies and no-load mutual funds (including any investment company for which United States Trust Company of New York or any of its affiliates acts as investment advisor) which themselves invest primarily in common and capital stocks and securities convertible into common or capital stocks, and securities convertible into common or capital stocks; debt obligations may be acquired to produce income and capital appreciation and may include both convertible and non-convertible corporate and government bonds, debentures, money market instruments, repurchase agreements collateralized by U.S. Government obligations;

         (f) Fund F, the Bank Stock Fund: common stock of The Greater New York Savings Bank;

         (g) Fund G, the Loan Fund: notes of indebtedness evidencing loans to Participants from the Trustee pursuant to Section 8.7.

         The Trustee is authorized to invest any amounts held or received by it in Fund A, Fund B, Fund C, Fund D, Fund E or Fund F in short term U.S. Government or agency or corporation obligations, or to retain uninvested or sell investments to provide amounts of cash required for the purposes of any such Fund. The Trustee is also authorized to temporarily invest any amount received by it for investment in Fund F in any type of investment authorized under Fund A.

                                  ARTICLE VII.

                                   INVESTMENT

         7.1 Participant Elections: Upon first electing to participate in the Plan, each Participant shall direct, in the form and manner prescribed by the Committee, that his elective salary reduction contributions, Employer matching contributions and Employee contributions, if any, shall be applied to the purchase of Investment Units in any one or more of the Investment Funds, Fund A, Fund B, Fund C, Fund D and Fund E or to purchase shares of Employer stock in Fund F, but only in multiples of 10%. Any amounts to be applied at any time for a Participant to the purchase of Investment Units or shares, as the case may be, in any one of the six Funds listed in the preceding sentence shall be applied in the same proportions for elective salary reduction contributions, Employee contributions, if any, and Employer matching contributions. To the extent any Participant shall fail to make an investment direction, applicable elective salary reduction contributions, Employee contributions, if any, and Employer matching contributions shall be, effective October 1, 1995 be applied to purchase Investment Units of Fund A.

         7.2 Change of Election: Upon the filing with the Plan Administrator prior to the close of business on the last business day of the calendar month, on a form provided by the Plan Administrator, a Participant may change his investment election and direct that future elective salary reduction contributions, Employer matching contributions and Employee contributions, if any, (including contributions not yet converted into Investment Units), be applied to the purchase of Investment Units or shares, as the case may be, in a different Fund or Funds, but only in multiples of 10%. This change shall be effective the first day of the next calendar month.

         A Participant may redeem existing Investment Units or shares as the case may be, credited to his account and direct that the proceeds of such redemption be applied to purchase Investment Units or shares in a different Fund or Funds by calling a voice response telephone number established in connection with the administration of the Plan. The redemption of existing Investment Units and shares and the purchase of Investment Units or shares in a different Fund or Funds with the proceeds of such redemption need not be made in multiples of 10%.

         No investment  may be made in Fund G except in accordance  with Section
7.6 and Section 8.7.

         7.3 Valuation: After the Effective Date, the value of Units in Fund A, Fund B, Fund C, Fund D or Fund E shall be determined as of each succeeding Valuation Date by dividing the fair market value of all property in each such Fund as of such Valuation Date, furnished by the Trustee in accordance with the Trust Agreement, by the number of Units in such Fund, and such value shall remain in effect until the next succeeding Valuation Date. The elective salary reduction contribution, Employer matching contributions and Employee contributions, if any, for the preceding month shall be applied by the Trustee within 5 (five) days of its receipt of same to the purchase of Investment Units or shares for each Participant using the value of such Units or shares as of the date of purchase. Whenever a distribution is made to a Participant or his Beneficiary, as provided in Article VIII, the appropriate number of Investment Units credited to such Participant shall be reduced accordingly and each such distribution shall be charged against the A Investment Units, B Investment Units, C Investment Units, D Investment Units and E Investment Units, as may be held by the Participant pro rata according to their respective values, unless the Participant or his Beneficiary under this Plan shall otherwise direct in writing on a form prescribed by the Plan Administrator. For purposes of valuing a Participant's account in Plan G, any Note of Indebtedness given by the Participant, together with any payments of principal or interest thereon and any other items of gain, loss or expense attributable thereto shall be wholly allocated to such Participant's account. For the purposes of valuing a Participant's account in Fund F, the value of shares of Employer stock purchased for Participants in Fund F shall be determined by multiplying the number of shares by the market value of such shares of stock. Purchases and sales shall be made at the then current market value.

         7.4 Fractional Investment Units: For the purposes of this Article VII, fractions of Units computed to three decimal points as well as whole Units in Fund A, Fund B, Fund C, Fund D, Fund E and Fund G may be purchased or redeemed for the account of Participants. However, no new investment units may be purchased in Fund G after the Effective Date.

         7.5 Periodic Statements: Periodically, but in no event less frequently than once each calendar year, there will be furnished by the Plan Administrator, by mail or otherwise to each Participant or each other person who would then be entitled to receive all or part of the Value of Account if the Plan were then terminated, a statement showing the amount of such Participant's or other person's interest in the Plan in addition to any tax statements required by the Internal Revenue Service. The Participant or such other person shall be deemed to have accepted such statements as correct unless the Plan Administrator receives written notice to the contrary from such Participant or person within 30 days after the statements are mailed or furnished to the Participant or such other person, and it shall then be binding on the Participant, any Beneficiary of the Participant or such other person.

         7.6 Investment In Fund G: No new investment may be made in Fund G after the Effective Date. A Participant may only purchase Investment Units in Fund G at the time a loan is made to him by the Trustee. At such time, and as a condition to the Trustee making such loan, the Participant must redeem existing Investment Units in Fund A, Fund B, Fund C, Fund D, Fund E and/or shares of Employer Stock in Fund F and purchase Investment Units in Fund G having a dollar value as of the date of the loan equal to the principal amount of said loan. Redemptions of Investment Units from Fund A, Fund B, Fund C, Fund D, Fund E and/or shares of Employer stock in Fund F will be made by the Trustee in accordance with the Participant's specific written instructions, as provided on a form prepared by the Plan Administrator. The redemption and purchase shall be effective as of the date of the loan, based upon the value of said Funds on said date.

                                  ARTICLE VIII

                            BENEFITS AND WITHDRAWALS

         8.1 General: A Participant's or Former Participant's vested interest in his Value of Account shall be paid to the Participant or other persons entitled thereto only at the times, to the extent, and in the manner herein provided.

         8.2 Termination of Participation for Reasons of Death, Disability and Retirement at or after age 65: Any previously unvested portion of the Value of Account of a Participant shall become fully vested upon termination of such Participant's Participation in the Plan on account of death, Disability, or retirement at or after age 65.

         8.3 Manner of Payment Upon Termination of Participation for Reason of Retirement at or after age 65, Early Retirement, Death or Disability: If the Participation of a Participant shall terminate by reason of retirement at or after age 65, Early Retirement (defined herein as retirement before age 65 where the sum of years of service and age, each computed to the nearest whole month equals 75), death or Disability, the vested interest of a Participant in his Value of Account shall be paid in cash under one of the following options selected by the Participant in writing on a form provided by the Plan
Administrator:

         (a) in a lump sum distribution within 60 days after the date on which his Participation terminates and the amount thereof shall be based on the value of A, B, C, D, E Investment Units vested in the Participant and the value of shares in Fund F on the date such units and/or shares are sold; or

         (b) in a lump sum distribution within 60 days after a subsequent Valuation Date but no later than 13 months following termination of his Participation, in which event the amount thereof shall be based on the value of the A, B, C, D and E Investment Units vested in the Participant and the value of shares in Fund F on the date such shares are sold; or

         (c) in annual installments over a period not to exceed 10 years, within 60 days after such Valuation Date in each such Plan Year as may be requested by such Participant and the amounts thereof shall be based on the respective values of the Participant's A, B, C, D, and E Investment Units and the value of shares in Fund F on the date such units and/or shares are sold. Installment payments shall be effected through the redemption of the Former Participant's A, B, C, D and E Investments Units and shares in Fund F in proportion to their total value, or on written request of the Participant, shall be paid from redemption of A, B, C, D and E Investment Units and shares in Fund F in the order so requested. Any portion of such vested interest of such Participant which shall not have been so paid shall continue to be held for his benefit, or for the benefit of the person or persons who may be or become entitled thereto. However, if periodic payments are made to a benefit recipient other than a Participant or a Former Participant, such periodic payments must be paid fully to the benefit recipient within five (5) years of the Participant's or Former Participant's date of death.

         If no election shall be made under this Section, the vested interest of a Participant in his Value of Account shall be paid in cash under subsection (a) of this Section.

         If Participation is terminated by the Participant's termination of employment with the Employer for reasons other than retirement at or after age 65, Early Retirement (as defined in this Article), death, or Disability, the vested interest of a Participant in his Value of Account shall be paid in cash under subsection (a) of this section.

         (d) Notwithstanding the foregoing, payment of benefits under this Plan, must commence by April 1st of the Plan Year after retirement, and payment of benefits under this Plan to a Participant must commence by the April 1st after the end of the Plan Year in which he reaches age 70 1/2 irrespective of whether the Participant has retired. However, if the Participant has attained age 70 1/2 before January 1, 1988 and has not been a 5% owner at any time during the Plan Year ending with or within the calendar year in which owner attains age 66 1/2 or any subsequent Plan Year, payment of benefits under this Plan to a Participant must commence by April 1 of the calendar year following the later of
1) the calendar year in which the Participant attains age 70 1/2 or 2) the calendar year in which the Participant retires. Furthermore, if a withdrawal is made before he attains age 59 1/2, such Participant shall be advised by the Committee that an additional income tax may be imposed equal to 10% of the portion of the amount so received which is included in his gross income for such taxable year and attributable to contributions paid on behalf of such individual, unless such distribution is made on account of death or Disability.

Notwithstanding anything to the contrary in this Section 8.3, any Participant whose Participation is terminated by reason of the Participant's termination of employment with the Employer by reasons other than retirement at or after age 65, death or Disability whose vested interest in his Value of Account exceeds $3,500.00 shall have the right to have such vested interest of his Value of Account remain in the Plan until such time as he attains age 65.

         8.4 Designation of Beneficiary of Deceased Participants: (a) Subject to
Section 8.4(b) each Participant may from time to time designate any person or persons (who may be designated contingently or successively and who may be an entity other than a natural person) as his Beneficiary or Beneficiaries to whom his Plan benefits are paid if he dies before receipt of all such benefits. Each Beneficiary designation shall be in a form prescribed by the Plan Administrator and will be effective only when filed with the Plan Administrator during the Participant's lifetime. Each Beneficiary designation filed with the Plan Administrator will cancel all Beneficiary designations previously filed with the Plan Administrator. The revocation of a Beneficiary designation, no matter how effected, shall not require the consent of any designated Beneficiary.

         Upon the death of a Participant or former Participant, his Value of Account shall become payable, as provided in Section 8.3, to such Beneficiary, if any, designated by such Participant or former Participant as shall survive him, or, if there is no Beneficiary designated, then to the estate.

         In the event of death, if the Participant has made no prior election, the Beneficiary designated herein may elect any of the methods of distribution provided in Section 8.3.

         (b) On the death of a Participant, the Participant's vested Value of Account shall be paid to the Participant's surviving spouse, but if there is no surviving spouse, or, if the surviving spouse has already consented to the Participant's designated



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

Beneficiary, then to the Participant's designated Beneficiary. The surviving spouse's consent to the designation of the Participant's Beneficiary shall be ineffective unless it is in writing, it acknowledges the effect of said consent and is witnessed by a plan representative or notary public in accordance with
Section 417(a) (2) (A) of the Internal Revenue Code. A "surviving spouse" for the purposes of this section shall mean the person to whom the Participant is married on the date of the Participant's death or any former spouse of the Participant to the extent provided in any qualified domestic relations order as described in Section 414(p) (5) of the Internal Revenue Code.

         8.5 Voluntary Withdrawals Prior to Termination of Employment: The Participant may receive a distribution from one or more Accounts, as described below, from the Plan prior to termination of employment from the Employer if he files written notice on a form prescribed by the Plan Administrator of his election to surrender all or a portion of the Investment Units held on his behalf in Fund A, Fund B, Fund C, Fund D, or Fund E or all or a portion of the shares held on his behalf in Fund F, not more often than once during each consecutive 6 month period. Inasmuch as Plan loans, which may be made to Participants pursuant to Section 8.7 of the Plan must be adequately secured, no withdrawals will be permitted hereunder if the adequacy of the security for a Plan loan is jeopardized i.e. if the Participant's vested Value of Account in the Plan after the withdrawal would be less than 200% of the outstanding principal balance on the loan.

         The following types of withdrawals are permitted:

         (1) A Participant may withdraw all or any part of the Investment Units or shares in his Employee Contribution Account attributable to his Employee contributions made at least two
                  (2) years prior to the date of withdrawal.

         (2) A Participant may withdraw all or any part of his vested Investment Units or shares in his Employer Contribution Account attributable to matching Employer contributions made at least two (2) years prior to the date of withdrawal.

         (3) A Participant age 59 1/2 or older may withdraw all or any part of the Investment Units or shares in his Elective

                  Contribution Account attributable to elective salary reduction contributions made at least two (2) years prior to the date of withdrawal.

         8.6 Prohibition of Assignment of Interest: Except with respect to Federal income tax withholding, no interest, or right or claim in or on any part of the Trust and Fund or any payment therefrom shall be assignable, transferable, or subject to sale, mortgage, pledge, hypothecation, commutation, anticipation, garnishment, attachment, execution or levy of any kind, and the Trustee, Committee and Plan Administrator shall not recognize any attempt to assign, transfer, sell, mortgage, pledge, hypothecate, commute or anticipate the same, except to the extent required by law.

         Notwithstanding the above, the Committee may direct the Trustee to comply with a Qualified Domestic Relations Order.

         A Qualified Domestic Relations Order is a judgment, decree or order (including approval of a property settlement agreement) made pursuant to a state domestic relation law (including community property law) that relates to the provisions of child support, alimony payments or marital property rights to a spouse, former spouse, child or other dependent of a Participant ("Alternate Payee") and which:

                  (a) creates or recognized the existence of an Alternate Payee's right to, or assigns to an Alternate Payee the right to, receive all or a portion of the benefits payable to a Participant under this Plan; and

                  (b) specifies (i) the name and last known mailing address (if any) of the Participant and each Alternate Payee covered by the order,
         (ii) the amount or percentage of the Participant's Plan benefits to be paid to any Alternate Payee, or the manner in which such amount or percentage is to be determined and (iii) the number of payments or the period to which the order applies and each plan to which the order relates; and

                  (c) does not require the Plan to

                           (i) provide any type or form of benefit or any option
                   not otherwise provided under the Plan, or

                           (ii) pay  benefits  to an  Alternate  Payee  that are
                   required to be paid to another Alternate Payee under a prior Qualified Domestic Relations Order.

         Upon receipt of any judgment, decree or order (including approval of a property settlement agreement) relating to the provision of payment by the Plan to an Alternate Payee pursuant to a state domestic relations law, the Committee shall promptly notify the affected Participant and any Alternate Payee of the receipt of such judgment, decree or order and shall notify the affected Participant and any Alternate Payee of the Committee's procedure for determining whether or not the judgment, decree or order is a Qualified Domestic Relations order.

         The Committee shall establish a procedure to determine the status of a judgment, decree or order as a Qualified Domestic Relations Order and to administer Plan distributions in accordance with Qualified Domestic Relations Orders. Such procedure shall be in writing, shall include a provision specifying the notification requirements enumerated in the preceding paragraph, shall permit an Alternate Payee to designate a representative for receipt of communications from the Committee and shall include such other provisions as the Committee shall determine, including provisions required under regulations promulgated by the Secretary of the Treasury.

         During any period in which the issue of whether a judgment, decree or order is a Qualified Domestic Relations Order is being determined (by the Committee, a court of competent jurisdiction or otherwise), the Committee shall segregate in a separate account under the Plan the amount, if any, which would have been payable to the Alternate Payee during such period if the judgment, decree or order had been determined to be a Qualified Domestic Relations Order. Such segregated account under the Plan shall be held as uninvested cash.

         If the judgment, decree or order is determined to be a Qualified Domestic Relations Order within the 18-month period following the receipt by the Committee of the Qualified Domestic Relations Order, then payment from the segregated account shall be paid to the appropriate Alternate Payee. If such a determination is not made with the 18-month period, the segregated account shall be returned to the general assets of the Trust Fund and shall be paid at the time and in the manner provided under the Plan as if no order, judgment or decree had been received by the Committee.

         8.7 Loans to Participants: (a) A Participant may borrow from the Trust Fund, to the extent permitted under and subject to the terms and conditions of this section 8.7, an amount which when added to the balance of any other outstanding loans the Participant may have, does not exceed the lesser of: (a) $50,000.00 reduced to the extent of (i) the highest outstanding loan balance of the Participant's loans outstanding during the immediately prior 12-month period (ending the day before the new loan is granted) over (ii) the total of all outstanding loans the day the new loan is granted; or (b) Fifty (50%) percent of the present value of his non-forfeitable accrued benefit under the Plan. For the purposes of this section, "present value of his non-forfeitable accrued benefit" means the total dollar value of the Participant's Employee Contribution Account, Elective Contribution Account and the vested portion of the Participant's Employer Contribution Account, as determined under the vesting schedule in Paragraph 5.1 of the Plan as of the Valuation Date immediately preceding the date of the loan.

         Notwithstanding the foregoing, all loans shall be made in multiples of $500. The maximum loan permitted shall be $50,000, and the minimum loan permitted shall be $1,000, unless the Plan Administrator shall establish a lesser minimum amount in a particular case or as a matter of policy.

         (b) All loans shall be made from the Loan Fund (Fund G) and shall be for a term arrived at by mutual agreement between the Committee and the Participant, but in no event shall such loan term exceed five (5) years.

         (c) Each Loan shall have a fixed annual interest rate equal to the Prime Rate published in the Wall Street Journal on the fifteenth (15th) day of the month immediately preceding the date of the loan. If more than one Prime Rate is published in the Wall Street Journal on said date, the average of the Prime Rates shall be used to determine the interest on the loan. If the Wall Street Journal is not published on said date, the interest rate on the loan shall be based on the Prime Rate published in the Wall Street Journal as of the last date of publication prior to the fifteenth (15th) day of the month. If the Wall Street Journal ceases to publish a Prime Rate, or if the Wall Street Journal ceases to be published, the Committee shall select an appropriate alternative index upon which to base the interest rate on loans. In all situations, the interest charged on plan loans shall be a reasonable rate of interest for loans of such type. The Committee shall not discriminate among Participants in the matter of interest rates, but loans granted at different times may bear different rates of interest, if the difference in rates is justified by a change in general economic conditions. Loans shall be made available to Participants on a reasonably equivalent basis and shall be evidenced by the Participant's promissory note. Loans will provide for equal payments of principal and interest designed to amortize 100% of the loan amount by the maturity of the loan; such payments of principal and interest shall be payable on the first day of the month until the loan is repaid in full.

         (d) All payments of interest by a Participant on a Note of Indebtedness evidencing a loan from the Plan to said Participant shall initially be applied to satisfy the accrued interest on the loan and shall then be applied to purchase units in Investment Funds A, B, C, D, E and/or shares in Investment Fund F in accordance with the election form concerning such loan payments on file with the Plan Administrator as of the date of the payment. All principal payments made by a Participant will be initially applied to Fund G, thereby reducing the unpaid principal balance on the Participant's loan; said amount will then be transferred by the Trustee to purchase units in Investment Funds A, B, C, D, E or shares in Investment Fund F, as provided in the preceding sentence. As a result of the foregoing, the valuation of Participant's investments in Fund G shall always reflect the unpaid principal balance of his loan(s).

         (e) A request for a loan shall be filed in the form and manner prescribed by the Plan Administrator on or before the fifteenth (15th) day of any month; the loan shall be effected as of the first day of the succeeding month, and the proceeds disbursed to the Participant as soon thereafter as practicable.

         (f) Upon default by a Participant in any of the terms of a loan under this section 8.7, or if the employment of a Participant terminates when a loan is outstanding to him under this section 8.7, the loan will, at the option of the Plan Administrator, become immediately due and payable and the Plan Administrator in such case shall charge the unpaid balance of such loan, together with any interest accrued and unpaid thereon, against the Participant's vested interest in his accounts, through a redemption of all Investment Units in Fund G and, to the extent necessary, through a redemption of Investment Units in any other Investment Fund as of the first day of the month next following such event; provided, however, that if the Participant is still employed, such amount shall not be charged against his accounts and shall continue to accrue interest at the rate specified in section 8.7(b), until the earlier of (i) such time as a withdrawal of such amounts could have been made under section 8.5 or (ii) his employment terminates. Whenever the unpaid balance of a loan (plus any interest accrued and unpaid thereon) is charged against a participant's vested interest in his accounts, it shall be charged in the following order against his: (A)
Contributions to his Employee Contribution Account, if such amounts are available for distribution or withdrawal; (B) earnings, if any, on the Employee Contribution Account; (C) the vested interest in his Employer Contribution Account, if such amounts are available for distribution and withdrawal; and (D) his Elective Contribution Account, if such amounts are available for distribution and withdrawal.

         (g) A Participant may prepay his loan on the first day of any month, provided he pays the full amount of the loan plus all interest accrued and unpaid thereon. Subject to such other terms and conditions as may be established from time to time by the Plan Administrator, a Participant may make partial prepayments of his loan on any anniversary date of his loan. The minimum prepayment shall be $100, unless the Plan Administrator shall establish a lesser amount in a particular case, or as a matter of policy. Such prepayments shall be applied first to all accrued and unpaid interest on the outstanding balance of the loan. After any prepayment, interest will only be charged on the outstanding balance of the loan; the balance of the payment will be applied to principal.

         8.8 Notwithstanding anything to the contrary herein, no new loans will be permitted after the Effective Date.

         8.9 Distributions from Fund F: Subject to such terms and conditions as may be established from time to time by the Plan Administrator, the portion of any withdrawal or distribution that is attributable to the interest of a Participant, Former

Participant or Beneficiary in Fund F may, if the Participant, Former Participant or Beneficiary so requests, be paid wholly or partially in the shares of common stock of The Greater New York Savings Bank held by the Trustee for such individual in Fund F.

         8.10   Direct   Rollovers   Of   Eligible    Rollover    Distributions:
Notwithstanding any provision of the Plan to the contrary that would otherwise limit a distributee's election hereunder, a distributee may elect, at the time and in the manner prescribed by the Plan Administrator, to have any portion of an eligible rollover distribution paid directly to an eligible retirement plan specified by the distributee in a direct rollover.

         The following words and phrases, when used in this Section 8.10, unless their context clearly indicates otherwise, shall have the following respective meanings:

         a) Eligible rollover distribution: An eligible rollover distribution is any distribution of all or any portion of the balance to the credit of the distributee, except that an eligible rollover distribution does not include: any distribution that is one of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the distributee or the joint lives (or joint life expectancies) of the distributee and the distributee's designated beneficiary, or for a specified period of ten years or more; any distribution to the extent such distribution is required under section 401(a)(9) of the Code; and the portion of any distribution that is not includable in gross income (determined without regard to the exclusion for net unrealized appreciation with respect to employer securities).

         b) Eligible retirement plan: An eligible retirement plan is an individual retirement account described in section 408(a) of the Code, an individual retirement annuity described in section 408(b) of the Code, an annuity plan described in section 403(a) of the Code, or a qualified trust described in section 401(a) of the Code, that accepts the distributees' eligible rollover distribution. However, in the case of an eligible rollover distribution to the surviving spouse, an eligible retirement plan is an individual retirement account or individual retirement annuity.

         c) Distributee: A distributee includes an employee or former employee. In addition, the employee's or former employee's surviving spouse and the employee's or former employee's spouse or former spouse who is the alternate payee under a qualified domestic relations order, as defined in section 414(p) of the Code, are distributees with regard to the interest of the spouse or former spouse.

         d) Direct rollover: A direct rollover is a payment by the Plan to the eligible retirement plan specified by the distributee.

                                   ARTICLE IX

                                   TRUST FUND

         9.1 All contributions under this Plan shall be paid to the Trustee and deposited in the Trust Fund. All assets of the Trust Fund including investment income, shall be retained for the exclusive benefit of Participants, Former Participants, and Beneficiaries and shall be used to pay benefits to such persons or to pay administrative expenses of the Plan and Trust Fund to the extent not paid by the Employer and shall not revert to or inure to the benefit of the Employer.

         Notwithstanding anything herein to the contrary, upon the Employer's request, a contribution which was made by a mistake of fact, or conditioned upon qualification of the Plan or any amendment thereof or upon the deductibility of the contribution under IRC Section 404, as amended, shall be returned to the Employer within one year after the payment of the contribution, the denial of the qualification or the disallowance of the deduction (to the extent disallowed), whichever is applicable.

                                   ARTICLE X.

                                 ADMINISTRATION

         10.1 Allocation of Responsibility  Among Fiduciaries For Plan and Trust
Administration: The Fiduciaries shall have only those specific powers, duties, responsibilities and obligations as are specifically given them as stipulated in this Plan or the Trust Agreement. In general, the Employer shall have the sole responsibility for making the contributions provided for under Sections 4.1 and 4.2, and shall have the sole authority to appoint and remove the members of the Committee and to amend or terminate, in whole or in part, this Plan or the Trust. The Committee through the Plan Administrator shall have the sole responsibility for the administration of this Plan, which responsibility is specifically described in this Plan and Trust Agreement. The Trustee shall have the sole responsibility for the management of the assets held under the Trust, all as specifically provided in the Trust Agreement. The Trustee shall also have the sole power, discretion and responsibility to vote on any Employer stock held in Fund F either in person or by proxy for any purpose. Each Fiduciary warrants that any directions given, information furnished, or action taken by it shall be in accordance with the provisions of the Plan or the Trust Agreement, as the case may be, authorizing or providing for such direction, information or action. Furthermore, each Fiduciary may rely upon any such direction, information or action of another Fiduciary as being proper under this Plan or the Trust
Agreement. It is intended that each Fiduciary shall be responsible for the proper exercise of its own powers, duties, responsibilities and obligations under this Plan and the Trust Agreement. No Fiduciary guarantees the Trust Fund in any manner against investment loss or depreciation in asset value.

         10.2 Appointment of Committee: The Plan shall be administered by the Benefits Committee (sometimes referred to herein as the Committee) consisting of the Chairman and not less than three non-salaried members of the Board of Directors of the Employer, who shall be appointed annually by the Board of Directors of the Employer, upon recommendation by the Chairman. The Committee members shall hold office until their successors have been duly appointed or until death, resignation or removal. All usual and reasonable expenses of the Committee may be paid in whole or in part by the Employer.

         10.3 Plan Administrator: As of the Effective Date, a Plan Administrator of the Plan shall be designated. The Plan Administrator shall be the senior officer in charge of the Human Resources Department, and in his absence or incapacity, the next senior officer in charge of the Human Resources Department shall be the Plan Administrator.

         The duties of the Plan Administrator are as follows: To act under the direction of the Committee to establish a funding policy for the Employer's Plan of participation and to serve as Plan Administrator with responsibilities that shall include the establishment of a claims procedure; the filing with the Secretary of Labor of all Plan descriptions and reports required by ERISA; furnishing Plan Participants and Beneficiaries with Plan descriptions and reports required by ERISA; providing the Committee with information that may be reasonably required by it; and providing to Participants on a timely basis any information or forms required by ERISA.

         10.5 Claims Procedure: The Committee through the Plan Administrator shall make all determinations as to the right of any person to a benefit. Any denial by the Committee of the Claim for Benefits under the Plan by a Participant or Beneficiary shall be stated in writing by the Committee and delivered or mailed to the Participant or Beneficiary; and such notice shall set forth the specific reasons for the denial, written, to the best of the Committee's ability in a manner that may be understood without legal or actuarial counsel. In addition, the Committee through the Plan Administrator shall afford a reasonable opportunity to any Participant or Beneficiary whose claim for benefits has been denied for a review of the decision denying this claim.

         10.6 Records and Reports: The Committee through the Plan Administrator shall exercise such authority and responsibility as it deems appropriate in order to comply with ERISA and governmental regulations issued thereunder relating to records of Participant's service, account balances and the percentage of such account balances which are nonforfeitable under the Plan; notification to Participants; annual registration with the Internal Revenue Service; and annual reports to the Department of Labor.

         10.7 Other Powers and Duties of the Committee  and Plan  Administrator:
The Committee and Plan Administrator shall have such duties and powers as may be necessary to discharge their duties hereunder, including, but not by way of limitation, the following:

         (a) to construe and interpret the Plan, decide all questions of eligibility and determine the amount, manner and time of payment of any benefits hereunder; provided that any such decision shall be in compliance with ERISA, as amended from time to time;

         (b)  to  prescribe   procedures  to  be  followed  by  Participants  or
         Beneficiaries filing applications for benefits;

         (c) to prepare and distribute, in such manner as the Committee determines to be appropriate, information explaining the Plan;

         (d) to receive from the Employer and from participants such information as shall be necessary for the proper administration of the Plan;

         (e) to furnish the Employer, upon request, such annual reports with respect to the administration of the Plan as are reasonable and appropriate;

         (f) to receive, review and keep on file (as it deems convenient or proper) reports of the financial condition, and of the receipts and disbursements of the Trust Fund from the Trustee;

         (g) to appoint or employ individuals to assist in the administration of the Plan and any other agents it deems advisable, including legal counsel, actuaries and auditors.

         The Committee shall have no power to add to, subtract from or modify any of the terms of the Plan, or to change or add to any benefits provided by the Plan, or to waive or fail to apply any requirements of eligibility for a benefit under the Plan, except as provided in Article XII and sanctioned by ERISA.

         10.8 Rules and Decisions: The Committee may adopt such rules as it deems necessary, desirable or appropriate. All rules and decisions of the Committee shall be uniformly and consistently applied to all Participants in similar circumstances. When making a determination or calculation, the Committee shall be entitled to rely upon information furnished by a Participant or Beneficiary, the Employer, the legal counsel of the Employer, or the Trustee.

         10.9 Committee Procedures: The Committee shall act pursuant to the rules, regulations and by-laws of the Employer.



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

         10.10 Authorization of Benefit Payments: The Committee through the Plan Administrator, shall issue directions to the Trustee concerning all benefits which are to be paid from the Trust Fund pursuant to the provisions of the Plan, and warrants that all such directions are in accordance with this Plan.

         10.11 Application and Forms for Benefits: The Committee through the Plan Administrator shall require a Participant to complete and file with the Committee an application for a benefit and all other forms approved by the Committee and to furnish all pertinent information requested by the Committee. The Committee shall rely upon all such information so furnished it, including the Participant's current mailing address.

                                   ARTICLE XI.

                       MISCELLANEOUS RULES AND REGULATIONS

         11.1 Nonguarantee of Employment: Nothing contained in this Plan shall be construed as a contract of employment between the Employer and any Employee, or as a right of any Employee to be continued in the employment of the Employer, or as a limitation of the right of the Employer to discharge any of its Employees, with or without cause.

         11.2 Rights to Trust Assets: No Employee or Beneficiary shall have any right to or interest in any assets of the Trust Fund upon termination of his employment or otherwise, except as provided from time to time under this Plan, and then only to the extent of the benefits payable under the Plan to such Employee out of the assets of the Trust Fund. All payments of benefits as provided for in this Plan shall be made solely out of the assets of the Trust Fund.

         11.3 Nonalienation of Benefits: Benefits payable under this Plan shall not be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, charge, garnishment, execution, or levy of any kind, either voluntary or involuntary, including any such liability which is for alimony or other payments for the support of a spouse for former spouse, or for any other relative of the Employee, prior to actually being received by the person entitled to the benefit under the terms of the Plan; and any attempt to anticipate, alienate, sell, transfer, assign, pledge, encumber, charge or otherwise dispose of any right to benefits payable hereunder, shall be void. The Trust Fund shall not in any manner be liable for, or subject to, the debts, contracts, liabilities, engagements or torts of any person entitled to benefits hereunder.

         11.4 Discontinuance of Employer Contributions: In the event of complete discontinuance of contributions to the Plan by the Employer, the accounts of all Participants shall, as of the date of such discontinuance become 100% vested and nonforfeitable.

                                  ARTICLE XII.

                        AMENDMENTS AND ACTION BY EMPLOYER

         12.1 Amendments: The Employer reserves the right to make from time to time any amendment or amendments to this Plan which do not cause any part of the Trust Fund to be used for, or diverted to, any purpose other than the exclusive benefit of Participants, former Participants or their Beneficiaries, provided, however, that the Employer may make any amendment it determines necessary or desirable, with or without retroactive effect, to comply with ERISA.

         12.2 Action by Employer: Any action by the Employer under this Plan shall be by resolution of its Board of Directors, or by any person or persons duly authorized by resolution of said Board to take such action.

                                  ARTICLE XIII

             SUCCESSOR EMPLOYER AND MERGER OR CONSOLIDATION OF PLANS

         13.1 Successor Employer: In the event of the dissolution, merger, consolidation or reorganization of the Employer, provision may be made by which the Plan and Trust Agreement will be continued by the successor; and, in that event, such successor shall be substituted for the Employer under the Plan. The substitution of the successor shall constitute an assumption of the Plan liabilities by the successor and the successor shall have all of the powers, and responsibilities of the Employer under the Plan.

         13.2 Plan Assets: In the event of any merger or consolidation of the Plan with, or transfer in whole or in part of the assets and liabilities of the Trust Fund to another trust fund held under any other plan of deferred compensation maintained or to be established for the benefit of all or some of the Participants of this Plan, the assets of the Trust Fund applicable to such Participants shall be transferred to the other trust fund only if:

         (a) each Participant would (if either this Plan or the other plan then terminated) receive a benefit immediately after the merger, consolidation or transfer which is equal to or greater than the benefit he would have been entitled to receive immediately before the merger, consolidation or transfer (if this plan had then terminated);

         (b) resolutions of the Board of Directors of the Employer under this Plan, or of any new or successor Employer of the affected Participants, shall authorize such transfer of assets; and, in the case of the new or successor employer of the affected Participants, its resolutions shall include an assumption of liabilities with respect to such Participants inclusion in the new Employer's plan, and

         (c) such other plan and trust are qualified under Sections 401(a) and 501(a).

                                  ARTICLE XIV.

                               PLAN PARTICIPATION

         14.1 Right to Terminate: In accordance with the procedures set forth in this Article, the Employer may terminate the Plan at any time. In the event of the dissolution, merger, consolidation or reorganization of the Employer, the Plan shall terminate and the Trust Fund shall be liquidated unless the Plan is continued by a successor to the Employer in accordance with Section 13.1.

         14.2 Partial Termination: Upon termination of the Plan with respect to a group of Participants which constitutes a partial termination of the Plan, the Trustee shall, in accordance with the directions of the Committee, allocate and segregate for the benefit of the Employees then or theretofore employed by the Employer, with respect to which the Plan is being terminated the proportionate interest of such Participants in the Trust Fund. The funds so allocated and segregated shall be used by the Trustee to pay benefits to or on behalf of Participants in accordance with Section 14.3.

         14.3 Liquidation of the Trust Fund: Upon termination of the Plan, the accounts of all Participants affected thereby shall become fully vested, and the Committee shall direct the Trustee to distribute the assets remaining in the Fund, after payment of any expenses properly chargeable thereto, to Participants, Former Participants and Beneficiaries in proportion to their respective account balance.

         14.4 Manner of Distribution: To the extent that no discrimination in value results, any distribution after termination of the Plan may be made, in whole or in part, in cash, in securities or other assets in kind, as the Committee (in its discretion) may determine. All non-cash distributions shall be valued at fair market value at date of distribution.

                        THE GREATER NEW YORK SAVINGS BANK
               NON-EMPLOYEE DIRECTORS' DEFERRED COMPENSATION PLAN

                                    Article 1

                                  Introduction

     1.1 The Plan and Its Effective Date. The Greater New York Savings Bank Non-Employee Directors' Deferred Compensation Plan (the "Plan") was adopted by the Board of Directors of The Greater New York Savings Bank (the "Company") on December 7, 1995, effective December 31, 1995.

     1.2 Purpose. The purpose of the Plan is to permit each non-employee member of the Board of Directors ("Participating Director") to elect deferral of any or all of his annual retainer (the "Annual Retainer") or the fees received for attendance at committee or board meetings (the "Meeting Fees") on a deferred, unfunded basis.

                                    Article 2

                                    Benefits

     2.1 Elected Deferred Benefits. Each Participating Director may elect in accordance with Section 2.2 to defer all or any part of his Annual Retainer and/or Meeting Fees ("Elected Deferred Benefits") into the Plan. A Participating Director's rights to any other benefits provided by the Company based on his/her Annual Retainer and/or Meeting Fees shall be determined in the same manner and in the same amount as if the Participant had made no election under the Plan to defer any of the Participating Director's Annual Retainer or Meeting Fees.

     2.2 Deferral Elections. A Participating Director may elect to defer all or any part of his Annual Retainer and/or Meeting Fees as follows:

         (A) In the case of Participating Directors as of the Effective Date, such Participating Director may elect by written notice delivered to the Company within thirty (30) days after the Effective Date to be credited with Elected Deferred Benefits as provided in Section 2.1 with respect to the Meeting Fees earned and Annual Retainer payable after such election.

         (B) In the case of a person who becomes a Participating Director after the Effective Date, such Participating Director may elect by written notice delivered to the Company within thirty (30) days after becoming a Participating Director to be credited with Elected Deferred Benefits as provided in Section 2.1 with respect to the Meeting Fees earned and Annual Retainer payable after such election.

         (C) A Participating Director who was eligible to defer compensation under the Plan in a previous calendar year, and who is currently not electing to be credited with Elected Deferred Benefits, may elect by written election filed with the Company prior to the first day of any calendar year to be credited with Elected Deferred Benefits as provided in Section 2.1 for such calendar year.

         (D) Any election made by a Participating Director for a previous calendar year under Sections 2.2(A), (B) or (C) shall remain in effect for all future calendar years unless modified or revoked by such Participating Director by submitting written notice of such Participating Director's revocation or modification to the Company prior to the first day of such calendar year.

         (E) A Participating Director may revoke or change an election made pursuant to Section 2.2(C) or 2.2(D) filed with the Company prior to the first day of such calendar year by submitting written notice of such Participating Director's revocation or modification to the Company.

         (F) As of the Participating Director's election under Section 2.2(A) or
         (B) above, or the first day of the calendar year described in Section 2.2(C) or (D) above, any election filed with the Company shall become irrevocable as to such calendar year.

     2.3 Deferred Fee Account. Elected Deferred Benefits shall be credited to an account ("Deferred Fee Account") of each Participating Director on the date such Annual Retainer and/or Meeting Fees would have been paid in the absence of a Deferral Election. The Participants Deferred Fee Account may consist of either or both of two sub-accounts (i) the Deferred Stock Account (defined below) if the Participant has made an election under Section 2.4(A) and/or (ii) the Deferred Income Account (defined below) if the Participant has made an election under Section 2.4(B). Amounts credited to a Director's Deferred Stock Account and/or Deferred Income Account shall remain in such account until such accounts are paid to the Participating Director or his/her beneficiary.

     2.4 Rate of Return on Deferred Fee Account. Amounts credited to the Deferred Fee Account of each Participating Director shall, at the written election of the Participating Director, be expressed in whole or in part, in either or in both methods described in Section 2.4(A) or (B). Any election made by a Participating Director for a previous calendar year under this Section 2.4 shall remain in effect for all future calendar years unless modified or revoked by such Participating Director by submitting written notice of such Participating Director's revocation or modification to the Company prior to the first day of such calendar year. As of the first day of any calendar year, any election filed with the Company shall become irrevocable as to such calendar year.

         (A) Company Stock Rate of Return. A Participating Director may elect that all or a portion of such Participating Director's Deferred Fee Account be expressed in terms of shares (including fractional shares) of common stock ("Stock") of the Company (the "Deferred Stock Account"). Such number of shares of Stock shall be determined by calculating the number of shares of Stock which could have been purchased had such Elected Deferred Benefits been used to purchase Stock on the day such amounts were credited to the Participating Director's Deferred Stock Account. Furthermore, for each dividend paid on Stock, each Participating Director's Deferred Stock Account shall be credited with an additional amount, equal to the number of shares of Stock (including fractional shares) which could be purchased if the dividend paid on Stock were paid with respect to the number of shares of Stock (including fractional shares) credited to the Participating Director's Deferred Stock Account and were invested in additional Stock on the date of payment of the dividends paid on Stock. The market value of the Stock for purposes hereof on any date shall be the closing price of the Stock on the NASDAQ National Market on such date (or if quotations for the Stock are not reported on the NASDAQ National Market on that date, the closing price of the Stock on the NASDAQ National Market on the first day following such date on which such quotations are so reported).

         (B) Prime Rate of Return. A Participating Director may elect that all or a portion of such Participating Director's Deferred Fee Account be expressed in terms of cash, plus interest credited at the prime lending rate announced from time to time by Citibank, N.A. ("Deferred Income Account") until the date Elected Deferred Benefits are to be paid.

     2.5 Form of Payment of Benefits.

         (A) Normal Payment Form. Payment of Elected Deferred Benefits shall be made in a cash lump sum payment. A Participating Director's Deferred Fee Account shall be paid to the Participating Director within thirty
         (30) days of the date such Participating Director ceases to be a member, for any reason, of the Board of Directors, or, if earlier, the date elected by the Participating Director. In the event of the Participating Director's death, his Deferred Fee Account shall be paid to the beneficiary(ies) designated by the Participating Director or, if the Participating Director fails to designate a beneficiary(ies), or if all such beneficiary(ies) predecease the Participating Director, to the Participating Director's surviving spouse, and if there is no surviving spouse, then to the Participating Director's estate promptly after the date of the Participating Director's death.

         (B) Optional Payment Form. If the Participating Director so elects, payment of Elected Deferred Benefits payable as a result of the Participating Director ceasing to be a director for any reason shall be made in the same form and at the same time as the optional form of payment validly elected by the Participating Director under the Retirement Plan for The Greater New York Savings Bank for Non-Employee Directors (the "Retirement Plan"). An optional form of payment may be elected under the Retirement Plan by completing and filing with the committee under the Retirement Plan an election form on or before the earlier of (1) the last day of the calendar year immediately preceding the month the Participating Directors pension would commence to be paid in absence of the Participating Director's election of an optional form of payment under the Retirement Plan (the "Pension Date") or (2) six (6) months before the Pension Date.

     2.6 Amount of Benefits. The amount of benefits to be paid in accordance with Section 2.5 above shall be as follows:

         (A) Company Stock Rate of Return. The amount of benefits to be paid to a Participating Director whose Elected Deferred Benefits are held in a Deferred Stock Account shall be an amount equal to the product of (a) the total number of shares of Stock (including fractional shares) credited to the Participating Director's Deferred Stock Account on the date such amount is to be paid, multiplied by (b) the market value of the Stock as determined under Section 2.4(A).

         (B) Prime Rate of Return. The amount of benefits to be paid to a Participating Director whose Elected Deferred Benefits are held in a Deferred Income Account shall be an amount equal to the Deferred Income Account, plus interest credited at the prime lending rate announced from time to time by Citibank, N.A. through the date such account is paid to the Participating Director.

     2.7 Account Value. As of any date, the value of any Participating Director's Deferred Fee Account shall be determined in accordance with Section 2.4(A) with respect to his/her Deferred Stock Account if the Participating Director has made an election under Section 2.4(A), and in accordance with
Section 2.4(B) with respect to his/her Deferred Income Account if the Participating Director has made an election under Section 2.4(B).

     2.8 Statement of Accounts. As of each quarter (March 31, June 30, September 30 and December 31), the Company shall provide each Participating Director with a statement showing the value, as of such date, of the Participating Director's Deferred Fee Account, determined in accordance with Section 2.4.

     2.9 Funding. Benefits payable under the Plan to any person shall be paid directly by the Company. The Company shall not be required to fund, or otherwise segregate assets to be used for payment of benefits under the Plan. The Company may in its discretion form a trust for the payment of benefits under the Plan. The assets of such trust, if any, will be subject to the claims of the Company's general creditors in the event of the Company's inability to pay its debts as they become due or in the event that the Company is subject to a pending proceeding as a debtor under the United States Bankruptcy Code. To the extent that benefits are paid by the trust, the Company shall have no further obligation to pay such benefits.

                                    Article 3

                               General Provisions

     3.1 Plan Administration. The Plan shall be administered by the Board of Directors. The Board shall have such powers as may be necessary to construe and interpret the Plan, determine the eligibility of directors and to otherwise discharge its duties hereunder, including but not limited to the power to delegate the responsibility for the administration of the Plan to employees of the Company or to third parties.

     3.2 Rights to Retention. Establishment of the Plan shall not be construed to give a Participating Director the right to be retained on the Board of Directors or to any benefits not specifically provided by the Plan.

     3.3 Interests Not Transferable. Except as to withholding of any tax required under the laws of the United States or any state or locality and except with respect to designation of a beneficiary to receive benefits in the event of the death of a Participating Director, no benefit payable at any time under the Plan shall be subject in any manner to alienation, sale, transfer, assignment, pledge, attachment, or other legal process, or encumbrance of any kind until otherwise payable under the Plan. Any attempt to alienate, sell, transfer, assign, pledge or otherwise encumber any such benefits, whether currently or thereafter payable, shall be void. No benefit shall, in any manner, be liable for or subject to the debts or liabilities of any person entitled to such benefits. If any person shall attempt to, or shall alienate, sell, transfer, assign, pledge or otherwise encumber his benefits under the Plan, or if by any reason of his bankruptcy or other event happening at any time, such benefits would devolve upon any other person or would not be enjoyed by the person entitled thereto under the Plan, then the Company, in its discretion, may terminate the interest in any such benefits of the person entitled thereto under the Plan and hold or apply them to or for the benefit of such person entitled thereto under the Plan or his spouse, children or other dependents, or any of them, in such manner as the Company may deem proper.

     3.4 Amendment and Termination. The Company intends the Plan to be permanent, but reserves the right at any time to modify, amend or terminate the Plan, provided, however, that benefits earned as provided herein shall constitute an irrevocable obligation of the Company.

     3.5 Controlling Law. The law of New York, except its law with respect to choice of law, shall be controlling in all matters relating to the Plan.

     3.6 Gender and Number. Words in the masculine gender shall include the feminine, and the plural shall include the singular and the singular shall include the plural.

                                     PLAN OF

                        PENSIONS AND RETIREMENT BENEFITS

                                       OF

                        THE GREATER NEW YORK SAVINGS BANK


                                   Adopted December 19, 1958
                                   Effective as of October 1, 1958

                                   As Amended October 9, 1969
                                   Effective as of October 1, 1969

                                   As Amended May 13, 1971, July 8, 1971 and
                                   December 9, 1971
                                   Effective as of May 1, 1971

                                   As Amended December 10, 1975
                                   Effective January 1, 1976

                                   As Amended September 9, 1976
                                   Effective October 1, 1976

                                   As Amended December 8, 1977
                                   Effective October 1, 1976

                                   As Amended December 11, 1978
                                   Effective December 31, 1978

                                   As Amended March 25, 1982
                                   Effective October 1, 1976, January 1, 1982
                                       & April 1, 1982

                                   As Amended December 2, 1982
                                   Effective December 31, 1982

                                   As Amended March 17, 1983
                                   Effective May 1, 1983

                                   As  Amended September  29, 1983
                                   Effective September 30, 1983,
                                   October 1, 1983 & October 1, 1984

                                   As Amended December 6, 1984
                                   Effective September 29, 1984
                                      & October 1, 1984

                                   As Amended March 13, 1986
                                   Effective January 1, 1982, August 23, 1984.
                                   October 1, 1984 & October 1, 1985

                                   As Amended December 23, 1986
                                   Effective December 31, 1986

                                   As Amended April 16, 1987
                                   Effective March 13, 1986

                                   As Amended April 14, 1988
                                   Effective April 30, 1988

                                   As Amended December 8, 1988
                                   Effective October 1, 1988

                                   As Amended July 20, 1989
                                   Effective October 1, 1986, January 1, 1987,
                                   October 1, 1987 October 1, 1988,
                                   September 1, 1989 & October 1, 1989

                                   As Amended December 7, 1989
                                   Effective October 1, 1987 & October 1, 1988

                                   As Amended November 8, 1990
                                   Effective November 9, 1990

                                   As Amended December 10, 1992
                                   Effective April 1, 1992

                                   As Amended March 24, 1993
                                   Effective March 26, 1993

                                   As Amended April 23, 1993
                                   Effective April 23, 1993

                                   As Amended July 28, 1993
                                   Effective January 1, 1993

                                   As Amended December 9, 1993
                                   Effective January 1, 1992 and January 1, 1994

                                   As Amended December 7, 1995
                                   Effective November 30, 1995

                                      INDEX

Preamble - ARTICLE I-----------------------------------------------------page  1

Definitions and Construction - ARTICLE II--------------------------------page  1

Participation and Service - ARTICLE III-----------------------------------page 8

Retirement - ARTICLE IV--------------------------------------------------page 15

Joint and Survivor Pension and Optional
         Payments - ARTICLE V--------------------------------------------page 27

Plan Financing - ARTICLE VI----------------------------------------------page 37

Administration - ARTICLE VII---------------------------------------------page 41

Amendments - ARTICLE VIII------------------------------------------------page 45

Restrictions on Benefits Payable to Highly
         Compensated Participants - ARTICLE IX---------------------------page 45

Termination - ARTICLE X--------------------------------------------------page 47

Successor Employer and Merger and
         Consolidation - ARTICLE XI--------------------------------------page 51

Credited Service for Certain
         Participants - ARTICLE XII--------------------------------------page 52

Service for Certain Participants - ARTICLE XIII--------------------------page 53

Participation, Service and Credited Service for Certain
         Employees Who Were Participants in The RSSI Plan on September 1, 1989 - ARTICLE XIV------------------------------page 53

Participation, Service and Credited Service for Certain
         Employees - ARTICLE XV------------------------------------------page 54

                    PLAN OF PENSIONS AND RETIREMENT BENEFITS

                                       OF

                        THE GREATER NEW YORK SAVINGS BANK

                                TABLE OF CONTENTS

                                                                            PAGE

I.       Preamble...........................................................   1

II.      Definitions and Construction.......................................   1
         2.1      Definitions...............................................   1
                  (a)      Plan.............................................   1
                  (b)      Trust or Trust Fund..............................   1
                  (c)      Employer.........................................   1
                  (d)      Effective Date...................................   2
                  (e)      Pensions and Retirement Benefit Committee........   2
                  (f)      Employee.........................................   2
                  (g)      Eligible Spouse..................................   3
                  (h)      Participant......................................   3
                  (i)      Pension..........................................   3
                  (j)      Retirement.......................................   3
                  (k)      Service..........................................   3
                  (l)      Credited Service.................................   4
                  (m)      Authorized Leave of Absence......................   4
                  (n)      Compensation.....................................   4
                  (o)      Average Highest Annual Compensation..............   5
                  (p)      Accrued Benefit..................................   5
                  (q)      Actuarial Equivalent.............................   5
                  (r)      Actuary..........................................   5
                  (s)      Disability.......................................   5
                  (t)      ERISA............................................   6
                  (u)      Fiduciaries......................................   6
                  (v)      Normal Retirement Date and Age...................   6
                  (w)      PBGC.............................................   6
                  (x)      Plan Year........................................   6
                  (y)      Plan Trustee.....................................   6
                  (z)      Hours of Service.................................   6
                  (aa)     Year of Service..................................   7
                  (bb)     Board of Directors...............................   7
                  (cc)     Code.............................................   7
                  (dd)     Effective Date of this Revised and Restated Plan.   7
                  (ee)     RSSI Plan........................................   7
         2.2      Construction..............................................   7


                                       (i)

                            TABLE OF CONTENTS (Con't)

                                                                           PAGE

III.     Participation and Service..........................................   8
         3.1      (a)      Participation for Employees Hired Prior to
                           April 1, 1982....................................   8
                  (b)      Participation for Employees Hired On or After
                           April 1, 1982....................................   8
                  (c)      Exclusions.......................................   9
                  (d)      Participation for Employees Hired On or After the
                             First Day of the Calendar Month Coincident with or
                             Immediately Following his Sixtieth Birthday....   9
         3.2      Service...................................................  10
                  (a)      Service Prior to the Effective Date of the Amended
                             and Restated Plan (October 1, 1976)............. 10
                  (b)      Service From and After the Effective Date of the
                             Amended and Restated Plan (October 1, 1976)..... 10
         3.3      Credited Service........................................... 10
                  (a)      Credited Service Prior to the Effective Date of
                             the Amended and Restated Plan (October 1, 1976). 10
                  (b)      Credited Service From and After the Effective
                             Date of the Amended and Restated Plan (October
                             1, 1976).......................................  11
         3.4      Break in Service..........................................  12
                  (a)      General..........................................  12
                  (b)      Maternity or Paternity Leave.....................  13
         3.5      Military Leave of Absence.................................  13
         3.6      Non-Military Leave of Absence.............................  13
         3.7      Transfer..................................................  14
         3.8      Minimum Participation.....................................  15

IV.      Retirement.........................................................  15
         4.1      Normal Retirement.........................................  15
         4.2      Disability Retirement Pension.............................  15
         4.3      (a)      Early Retirement Pension.........................  16
                  (b)      Open Window Early Retirement Pension Option......  17
         4.4      Deferred Vested Pension...................................  17
         4.5      Preservation of Benefits and Maximum Pensions.............  18
                  (a)      Minimum Pension for Participants as of the
                             Effective Date.................................  18
                  (b)      Maximum Benefit..................................  18
         4.6      Change in Pensions........................................  22
         4.7      Payment of Pension........................................  23
         4.8      Top-Heavy Provisions......................................  24
                  (a)      Determination of Top-Heavy.......................  24
                  (b)      Minimum Benefit..................................  25
                  (c)      Minimum Vesting..................................  25

                                      (ii)

                            TABLE OF CONTENTS (Con't)

                                                                            PAGE

                  (d)      Change in Top-Heavy Status.......................  26
                  (e)      Impact on Maximum Benefits.......................  26
                  (f)      Key Employee.....................................  27

V.       Joint and Survivor Pension and Optional Pension Payments...........  27
         5.1      50% Joint and Survivor Pension............................  27
         5.2      Optional Pensions.........................................  28
                  (a) Continuation of Same Reduced Amount to Surviving Eligible Spouse (100% Joint and Survivor Pension) 28
                  (b)      Term Certain and Life............................  29
         5.3      Automatic Option..........................................  30
         5.4      Modified Automatic Option.................................  32
         5.5      Election of Form of Pension...............................  33
         5.6      Open Window Early Retirement Option Notice Retirement.....  34
         5.7      Small Pensions............................................  34
         5.8      Direct Rollovers of Eligible Rollover Distributions.......  35
         5.9      Reemployment and Continued Employment After Eligibility
                    for Normal Retirement Benefits..........................  36

VI.      Plan Financing.....................................................  37
         6.1      Trust Fund................................................  37
         6.2      Contributions to the Fund.................................  37
         6.3      Use of Funds..............................................  38
         6.4      Rights to Trust Assets....................................  38
         6.5      Nonalienation of Benefits.................................  38

VII.     Administration.....................................................  41
         7.1      Pensions and Retirement Benefits Committee................  41
         7.2      Duties of Pensions and Retirement Benefits Committee......  41
         7.3      Powers of Pensions and Retirement Benefits Committee......  42
         7.4      Plan Administrator........................................  43
         7.5      Claims Procedure..........................................  43
         7.6      Records and Reports.......................................  43
         7.7      Rules and Decisions.......................................  44
         7.8      Pension Applications and Forms for Pension................  44
         7.9      Authorization of Benefit Payments.........................  44
         7.10     Allocation of Responsibility Among Fiduciaries for
                    Plan and Trust Administration...........................  44

VIII.    Amendments and Action By Employer..................................  45

 IX.     Restrictions on Benefits Payable to Highly Compensated
         Participants.......................................................  45



                                      (iii)

                            TABLE OF CONTENTS (Con't)

                                                                            PAGE

X.       Termination........................................................  47
         10.1     Right to Terminate........................................  47
         10.2     Partial Termination.......................................  47
         10.3     Liquidation of Trust Fund.................................  48
                  (a)      Certain Benefits Payable Three Years Prior To
                             Termination....................................  48
                  (b)      Other Benefits Eligible for Termination Insurance  49
                  (c)      Other Vested Benefits............................  49
                  (d)      Other Benefits...................................  50
         10.4     Manner of Distribution....................................  51
         10.5     Residual Amounts..........................................  51

XI.      Successor Employer and Merger and Consolidation of Plans...........  51
         11.1     Successor Employer........................................  51
         11.2     Plan Assets...............................................  51

XII.     Credited Service For Certain Participants..........................  52

XIII.    Service For Certain Participants...................................  53

XIV.     Participation, Service and Credited Service For Certain
         Employees Who Were Participants in the RRSI Plan on
         September 1, 1989..................................................  53

XV.      Participation, Service and Credited Service For Certain
         Employees..........................................................  54


                                      (iv)

                                   ARTICLE I.

                                    PREAMBLE

         The Plan and Trust are intended to meet the requirements of Sections 401(a) and 501(a) of the Internal Revenue Code of 1954, as amended by the Employee Retirement Income Security Act of 1974.

         The Provisions of this Plan shall apply only to an Employee who terminated employment on or after the Effective Date of this Revised and Restated Plan. The rights and benefits, if any, of a former Employee shall be determined in accordance with the prior provisions of the Plan in effect on the date his employment terminated.

                                   ARTICLE II.

                          DEFINITIONS AND CONSTRUCTION

         2.1 Definitions: The following words and phrases, when used herein, unless their context clearly indicates otherwise shall have the following respective meanings:

         (a) "Plan:" The Plan of Pensions and Retirement Benefits of The Greater New York Savings Bank, the Plan set forth herein, as amended from time to time.

         (b) "Trust (or Trust Fund):" The fund known as the Pensions and Retirement Benefits of The Greater New York Savings Bank Trust, maintained in accordance with the terms of the Trust Agreement, as from time to time amended, which constitutes a part of this Plan.

         (c) "Employer:" The Greater New York Savings Bank, a banking corporation, organized and existing under the laws of the State of New York, its successors and assigns, all corporations which are part of a controlled group of corporations (as defined in Section 414(b) of the Internal Revenue Code), all other trades or business (whether or not incorporated) which are under common control (as defined in Section 414(c) of the Internal Revenue Code), and all affiliated service groups (as defined in Section 414(m) of the Internal Revenue
Code); provided, however, that solely for purposes

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

of Section 4.5(b), the standard of control under Sections 414(b) and 414(c) of the Internal Revenue Code shall be deemed to be "more than 50%" rather than "at least 80%."

         (d) "Effective Date:" October 1, 1976, the date on which the provisions of this amended and restated Plan became effective.

         (e) "Pensions and Retirement Benefits Committee:" The persons appointed under Article VII to administer the plan.

         (f) "Employee:" Any person who, on or after the Effective Date, is receiving remuneration for personal services rendered to the Employer, or who would be receiving such remuneration except for an Authorized Leave of Absence, as defined herein, and including an Officer, including bank's Counsel, elected or appointed by the Board of Directors and receiving fixed compensation and whose duties as such require his regular and faithful attendance at the Savings Bank, but excluding any member of the Board of Directors who is not an active officer or who is not otherwise regularly employed by the Savings Bank.

         In addition, any leased employee shall be treated as an Employee of the Employer. However, contributions or benefits provided by the leasing organization for any leased employee which are attributable to services performed for the Employer shall be treated as provided by the Employer. The two preceding sentences shall not apply to any leased employee if such Employee is covered by a money purchase pension plan providing: (1) a nonintegrated employer contributions rate of at least 10% of compensation, (2) immediate participation, and (3) full and immediate vesting, including any leased employee otherwise exempt by this provision, and (4) leased employees do not constitute more than 20% of the Employer's Non-highly Compensated Work Force. The term "Non-highly Compensated Work Force" shall be defined by Code Section 414(n) and any regulations issued by the Secretary of the Treasury pursuant thereto. For purposes of this Plan, the term "leased employee" means any person who, on or after the Effective Date, and pursuant to an agreement between the Employer and any other person ("leasing organization") has performed services for the Employer (or for the Employer and related persons determined in accordance with Section 414(n)(6) of the Internal Revenue Code) on a substantially full time basis for a period of at least one year and such services are

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

of a type historically performed by employees in the business field of the Employer.

         (g) "Eligible Spouse:" The husband or wife to whom the Participant had been legally married throughout the six-month period ending on the earlier of 1) the pension commencement date or 2) the date of the Participant's death.

         (h) "Participant:" An Employee participating in the Plan in accordance with the provisions of Article III or a former Employee entitled to receive a Pension under this Plan.

         (i) "Pension:" A series of monthly amounts which are payable to a person who is entitled to receive benefits under the Plan.

         (j) "Retirement:" Termination of employment for reason other than death after a participant has fulfilled all requirements for a Normal, Early or Disability Retirement Pension. Retirement shall be considered as commencing on the day immediately following a Participant's last day of employment (or authorized leave of absence, if later).

         Additionally, a Participant will be deemed to be retired if after he attains age 65 he continues to perform services for the Employer or receives payment for vacation, holiday, illness, incapacity including disability, layoff, jury duty, military duty or leave of absence for less than 40 hours of employment in any calendar month or if he is reemployed after he has attained age 65. A Participant who is deemed to be retired under the provisions of the preceding sentence shall be considered to have commenced (or continued) his Retirement on the first day of the calendar month in which such Participant received remuneration for less than 40 hours of employment or was reemployed after attainment of age 65.

         Additionally, a Participant will be deemed retired, if not sooner, by the April 1st after the end of the Plan Year in which he reaches age 70 1/2 provided that such rule shall only apply to 5% owners of the Employer prior to January 1, 1989.

         (k) "Service:" The period of a Participant's employment considered in the determination of his eligibility for benefits under the plan in accordance with Section 3.2 of Article III.

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

         (l) "Credited Service:" The period of a Participant's employment considered in determination of the amount of benefit payable to a Participant under the Plan, in accordance with Section 3.3 of Article III.

         (m) "Authorized Leave of Absence:" Any absence authorized by the Employer as described in Sections 3.5 and 3.6 of Article III.

         (n)  "Compensation" means the amounts described below:

              (i) Except as provided in (ii), Compensation means W-2 Compensation paid during the Plan Year to an Employee for services rendered to the Employer increased by (a) such portion of wages or compensation which the Participant elects to defer and have contributed to a profit sharing plan meeting the requirements of Section 401(k) of the Internal Revenue Code, and (b) compensation reduction contributions for medical, dental or dependent care or other benefits under a cafeteria plan meeting the requirements of Section 125 of the Internal Revenue Code;

              (ii) For purposes of determining the limitations under Section 4.5(b), and for purposes of Section 4.8 (except for determining a Key Employee under Section 4.8(f)), Compensation means W-2 Compensation paid during the Plan Year to an Employee by an Employer, not increased by any amount by which the Employee's Compensation is reduced by salary reduction or any similar arrangement under any qualified defined contribution plan or qualified defined benefit plan (as defined in Section 415(k) of the Internal Revenue Code) or any cafeteria plan (as described in Section 125 of the Code) maintained by an Employer;

              (iii) Notwithstanding the preceding provisions of this Section 2.1
(n) to the contrary,  except for purposes of determining the  limitations  under
Section 4.5(b), the amount of an Employee's Compensation taken into account under the Plan for any Plan Year shall not exceed: (a) for Plan Years beginning after December 31, 1988, $200,000, adjusted from time to time by the Secretary of the Treasury at the same time and in the same manner as under Section 415(d) of the Code; and (b) for Plan Years beginning after December 31, 1993, $150,000 as adjusted by the Commissioner of the Internal Revenue Service for increases in the cost of living in accordance with Section 401(a)(17)(B) of the Code. In determining the Compensation of an Employee for purposes of this limitation,

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

Compensation shall include any Compensation paid to a spouse or lineal descendants of such Employee who has not attained age 19 before the end of the Plan Year.

         (o) "Average Highest Annual Compensation:" The result obtained by dividing the total Compensation of a Participant during the sixty consecutive months in which Compensation was highest by sixty.

         (p) "Accrued Benefit:" The amount determined in accordance with Article IV, Section 4.1 for Retirement at Normal Retirement; Article IV, Section 4.2 for Retirement for Disability; and Article IV, Section 4.3 (a) for Early Retirement and Section 4.3(b) Open Window Early Retirement.

         (q) "Actuarial Equivalent:" Equality in value of the aggregate amounts expected to be received under different forms of payment, based on actuarial assumptions approved from time to time by the Committee. For years commencing October 1, 1981, mortality assumptions will be based upon the Male Group Annuity Table for 1971, and the 1965 Railroad Retirement Board Disabled Life mortality for disabled pensioners, and the interest rate assumption shall be 6% per annum. However, with respect to any lump sum payment that may be payable under this Plan, the Actuarial Equivalent lump sum value for payments made in any Plan Year shall be based on the "applicable interest rate" as defined in Code Section
411(a)(11)(B), which shall be the interest rate which would have been used by the PBGC as of the first day of the Plan Year in which a distribution occurs for the purposes of determining the present value of a lump sum distribution on plan termination.

         (r) "Actuary:" The individual actuary or firm of actuaries selected by the Employer to provide actuarial services in connection with the administration of the plan.

         (s) "Disability:" A physical or mental condition which totally and presumably permanently prevents a participant from engaging in any gainful activity of a substantial nature as determined in accordance with the provisions of Article IV, Section 4.2.

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

         (t) "ERISA:" Public Law No. 93-406, the Employee Retirement Income Security Act of 1974, as may be amended from time to time.

         (u) "Fiduciaries:" The Pensions and Retirement Benefits Committee of the Board of Directors, the Trustee, and the Plan Administrator but only with respect to the specific responsibilities of each for Plan and Trust administration, all as described in Article VII.

         (v) "Normal Retirement Date and Age:" A Participant's "Normal Retirement Age" is the later of 1) the day on which the Participant attains age 65, or 2) if the Participant is hired after his sixtieth birthday, the earlier of a) his completion of five Years of Credited Service (as provided in Section 3.3) or b) the fifth anniversary of the date on which the Participant commenced participation in the Plan. A Participant's Normal Retirement Date is the first day of the month coincident with or immediately following his Normal Retirement Age.

         (w) "PBGC:" Pension Benefit Guaranty Corporation established under the provisions of Title IV of ERISA.

         (x) "Plan Year:" The 12 month period commencing on October 1, and ending on September 30.

         (y) "Plan Trustee:" Fiduciary Trust Company of New York, its successors or assigns, or such other individual(s) or organization appointed as Trustee by the Committee.

         (z)  "Hours of Service:"

              (i) Each hour for which an Employee is directly or indirectly paid, or entitled to payment, by the Employer for the performance of duties during an applicable computation period. These hours shall be credited to the Employee for the computation period or periods in which the duties were performed;

              (ii) Each hour for which back pay, irrespective of mitigation of damages, has either been awarded or agreed to be paid by the Employer. These hours shall be credited to the Employee for the computation period or periods to which the award or agreement pertains, rather than for the computation period or periods in which the awards, agreement or payment is made;

              (iii) Each hour for which an Employee is directly or indirectly paid or entitled to such payment by the Employer for reasons (such as vacation, sickness or disability) other than for the performance of duties during an applicable computation period. Irrespective of whether these have accrued in other computation periods, these hours shall be counted in the computation period in which either (a) payment is actually made or (b) amounts payable to the Employee become due;

              (iv) Each hour for which an Employee is required to be credited under any federal law;

              (v) The crediting of any Hour of Service shall be made under only one of the four preceding paragraphs.

              In all cases, an "Hour of Service" shall be credited in accordance with Department of Labor regulation 2530.200(b)-2.

         (aa) "Year of Service:" A Year of Service shall mean a twelve consecutive month period during which an Employee has at least 1,000 hours of Service with the Employer. For purposes of eligibility to participate and vesting, the computation period for the determination of Year of Service shall be based on the employment date or any anniversary thereof.

         (bb) "Board of Directors:" The Board of Directors of The Greater New York Savings Bank, as constituted from time to time.

         (cc) "Code:" The Internal Revenue Code of 1986, as amended from time to time.

         (dd) "Effective Date of this Revised and Restated Plan:" September 1, 1989.

         (ee) "RSSI Plan:" The Retirement Plan of The Greater New York Savings Bank in the Retirement Plan for Savings Institutions prior to September 1, 1989, the date of merger of said plan into this Plan. A copy of said RSSI Plan is attached hereto and made a part hereof as Appendix A. Effective September 1, 1989, the RSSI Plan was merged into this Plan.

         2.2 Construction: The masculine gender, where appearing in the Plan, shall be deemed to include the feminine gender, and the

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

singular may include the plural, unless the context clearly indicates to the contrary. The words "hereof", "herein", "hereunder" and other similar compounds of the word "here" shall mean and refer to the entire plan, not to any particular provision or Section.

                                  ARTICLE III.

                            PARTICIPATION AND SERVICE

         3.1 (a)  Participation  for  Employees  Hired  Prior to April 1,  1982:
Except for (i) any Employee whose employment commenced after the first day of the calendar month coincident with or immediately following his 60th birthday, or (ii) any Employee for whom the Employer pays contributions to provide retirement benefits under the Retirement System for Savings Institutions but not under Social Security or other like governmental programs or (iii) a member of the Board of Directors who is not regularly employed by the Employer, or (iv) any Employee who is not employed for 1,000 or more hours for a consecutive 12 month period, an Employee shall become a Participant in this Plan as follows:

         (i) Any Employee included under the prior provisions of the Plan as of the effective date shall continue to participate in accordance with the provisions of this amended and restated Plan.

         (ii) Any other Employee not included under the prior provisions of the Plan as of the Effective Date, but who is eligible to participate under this amended and restated Plan, shall become a Participant on October 1, 1976.

         (iii) The participation of any other Employee who commences employment on or after the Effective Date of this amended and restated Plan (namely October 1, 1976) but prior to April 1, 1982 shall be as of the "first day of the month in which he has commenced Service", which shall mean the date he was first credited with an Hour of Service.

         After a Break in Service, the provisions of Section 3.4 shall be applicable.

         3.1(b)  Participation  for  Employees  Hired On or After April 1, 1982:
Except for (i) any Employee whose employment commenced after

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

the first day of the calendar month coincident with or immediately following his 60th birthday, or (ii) a member of the Board of Directors who is not regularly employed by the Employer, or (iii) any Employee who is not employed for 1,000 or more hours for a consecutive 12 month period, an Employee hired on or after April 1, 1982 shall become a Participant in this plan as follows:

         The Employee must complete at least 1,000 hours of service during a consecutive 12 month period commencing with his first day of employment. The Employee shall then become a Participant in the Plan on the first day of the month immediately following the completion of the 12 month period during which he had at least 1,000 hours of service.

         If, after the completion of the 12 consecutive month period, the Employee does not have 1,000 hours of service, he will not become a Plan Participant until he completes 1,000 hours of service in a subsequent 12 consecutive month period. All subsequent 12 consecutive month periods shall commence on the anniversary date of employment.

         3.1(c) Exclusions: Notwithstanding anything to the contrary herein, no leased employee who must be treated as an Employee under Section 414(n) of the Internal Revenue Code, shall be eligible for participation in this Plan. Additionally, no Employee of any subsidiary or affiliated corporation of The Greater New York Savings Bank shall be eligible for participation in this Plan, notwithstanding the fact that such individual is an Employee of a corporation which is a member of a controlled group of corporations (as defined in Section 414(b) of the Internal Revenue Code) or an Employee of a trade or business (whether or not incorporated) which is under common control (as defined in Section 414(c) of the Internal Revenue Code) or an Employee of a member of an affiliated service group (as defined in Section 414(m) of the Internal Revenue
Code), unless such subsidiary or affiliated corporation, with the approval of the Board of Directors and subject to such conditions as the Board of Trustees may impose, adopt this Plan.

         3.1(d) Participation for Employees Hired on or After the First Day of the Calendar Month Coincident with or Immediately Following His Sixtieth
Birthday: Notwithstanding anything to the contrary herein, any Employee whose employment commenced prior to October 1, 1988 and after the first day of the calendar month

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


coincident with or immediately following his 60th birthday shall become eligible to participate in this Plan on October 1, 1988 provided he has completed a Year of Service as of such date. If such Employee has not completed a Year of Service as of October 1, 1988, or if an Employee is hired on or after October 1, 1988, he shall become eligible to participate in the Plan upon his completion of a Year of Service.

         3.2 Service. A Participant's eligibility for benefits under the Plan shall be determined by his period of Service in accordance with the following:

         (a) Service Prior to the Effective Date of the Amended and Restated Plan (October 1, 1976): For a Participant as of the Effective Date, who had been covered under the prior provisions of the Plan, the Participant's last period of continuous employment with the Employer prior to the Effective Date shall be counted as Service, including such periods of Authorized Leave of Absence credited as Service under the provisions of the Plan in effect prior to the Effective Date.

         (b) Service From and After the Effective Date of the Amended and Restated Plan (October 1, 1976): Subject to the Break in Service provisions contained in Section 3.4, a Participant shall accrue a Year of Service for each consecutive 12 month period commencing on the anniversary date of his employment in which he has 1,000 or more hours of employment. For Participants hired on or after April 1, 1982, they shall accrue a Year of Service for the initial 12 consecutive month period commencing on the anniversary date of employment, in which they complete 1,000 Hours of Service, which period is a condition precedent for becoming a plan Participant.

         3.3 Credited Service: The amount of the benefit payable to or on behalf of a Participant shall be determined on the basis of his Credited Service, in accordance with the following:

         (a) Credited Service Prior to the Effective Date of the Amended and Restated Plan (October 1, 1976): For a Participant, as of the Effective Date, who had been covered under the prior provisions of the Plan, the Participant's last period of continuous employment with the Employer prior to the Effective date shall be counted as Credited Service including fractions of a year computed to the next whole month. In addition, such periods of Authorized Leave of Absence credited under the provisions of the Plan in effect prior to the Effective Date, shall be counted as Credited Service.

         (b) Credited Service From and After the Effective Date of the Amended and Restated Plan (October 1, 1976):

         Subject to the Break in Service provisions contained in Section 3.4, a Participant who is customarily employed on a full time basis shall accrue one Year of Credited Service for each completed Year of Service, including Years of Service after the Participant attains age 65, commencing on the anniversary date of his employment; and 1/12 of one Year of Credited Service for each month for less than a full Year of Service (commencing on the anniversary date of his employment).

         Subject to the Break in Service provisions contained in Section 3.4, a Participant who is customarily employed for less than a full time basis, shall accrue one Year of Credited Service for each completed Year of Service, including Years of Service after the Participant attains age 65, commencing on the anniversary date of his employment during which he completes 1,000 or more Hours of Service, but shall accrue no periods of Credited Service for any such year during which he completes less than 1,000 Hours of Service.

         In the case of any Employee not included under the prior provisions of the Plan as of the Effective Date, but who is eligible to participate under this amended and restated Plan as of October 1, 1976, the anniversary date of employment shall be deemed to be the Effective Date of this Plan for purposes of Credited Service.

         In the case of an Employee excluded from participation in the Plan before October 1, 1988 by reason of having been hired after the first day of the calendar month coincident with or immediately following his 60th birthday, but who is eligible to participate in the Plan on or after October 1, 1988, the anniversary date of his employment for the purposes of measuring Credited Service shall be October 1, 1988. Such Employee shall receive no Credited Service for periods of Service prior to October 1, 1988.

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

         3.4 Break in Service: (a) For employees hired prior to April 1, 1982, and after the Effective Date, a 12 consecutive month period commencing on the anniversary date of employment during which a Participant completes 500 Hours of Service or less shall constitute a Break in Service. For employees hired on or after April 1, 1982, a 12 consecutive month period commencing on the date of participation in the Plan (pursuant to Section 3.1(b)) during which a Participant completes 500 Hours of Service or less shall constitute a Break in Service. Hours of employment shall include the periods set forth in Section 3.2(b) for Service from and after the Effective Date. Upon incurring a Break in Service, an Employee's rights and benefits under the Plan shall be determined in accordance with his Credited Service, and Compensation at the time of the Break in Service. For a Participant who, at the time of the Break in Service, satisfied the requirements for vested benefits under Article IV, Section 4.4, and who again is employed for at least 1,000 hours during a 12 consecutive month period commencing with the anniversary date of reemployment, his pre-break Service and Credited Service shall be restored in determining his rights and benefits under the Plan and he shall reparticipate in the Plan as of the date he again performs an Hour of Service. For a former Participant who, at the time of a Break in Service had not fulfilled the requirements for vested benefits under
Article IV, Section 4.4, and who again is employed for at least 1,000 hours during a 12 consecutive month period commencing with the anniversary date of reemployment, years of pre-break Service and Credited Service shall be restored only if at least one of the following is applicable:

         (i) the number of his consecutive years of Break in Service was less than 5, or

         (ii) the number of his consecutive years of Break in Service was less than the aggregate number of years of his pre-break Service (determined under Section 3.2 without regard to whether participation in the Plan had commenced), or

         (iii) the Employee's Break in Service is due to a "maternity or a paternity leave" and the number of his consecutive years of Break in Service was less than 6 years, or

         (iv) the Employee's Break in Service is due to a "maternity or paternity leave" and the number of his consecutive years of

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

Break in Service was less than the aggregate number of years of his pre-break Service plus one year (considering Service determined under Section 3.2 without regard to whether participation in the Plan had commenced).

         A Participant whose prior Service and Credited Service are restored shall receive Service and Credited Service from the date of reemployment.

         (b) Maternity or Paternity Leave: For the purposes of this Plan, "maternity or paternity leave" means termination of employment or absence from work for a period that commences on or after October 1, 1985, due to the pregnancy of the Employee, the birth of a child of the Employee, the placement of a child in connection with the adoption of the child by an Employee, or the caring for an Employee's child during the period immediately following the child's birth or placement for adoption. The Committee shall determine, under rules of uniform application and based on information provided to the Committee by the Employee, whether or not the Employee's termination of employment or absence from work is due to "maternity or paternity leave."

         3.5 Military Leave of Absence: An authorized Leave of Absence due to service in the Armed Forces of the United States shall not constitute a Break in Service and shall be considered as Credited Service under the Plan, provided that the absence is caused by war or other emergency, or provided that the Employee is required to serve under the laws of conscription in time of peace, and further provided that the Employee returns to employment with the Employer within the period of six months after his termination of duties.

         3.6 Non-Military Leave of Absence: Employment shall be deemed continuous and not terminated in the event of temporary absence from work for any period not exceeding one year for which an Employee shall have been granted Leave of Absence by the Employer provided that the Participant shall return to work upon the expiration of the period of Leave of Absence. The period of absence shall not count as Credited Service except for the term, if any, for which the Employee receives full or partial wages from the Employer. Upon expiration of a one year period of absence, the Leave of Absence may be extended for such further periods as may be determined by the Employer. For the purpose of this Plan, all

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

Employees in like circumstances shall be similarly treated in the granting of such Leaves of Absence.

       3.7 Transfer

         In the case of an Employee's transfer to or from employment providing eligibility for participation in this Plan, the following rules shall apply, whether the transfer relates to employment by the Employer only, or to the employment by the Employer and by subsidiary or affiliated companies of the
Employer:

         a) The Employee's Service under Section 3.2 shall be determined as though all considered periods (subject to the Break in Service provisions) were employment by the Employer; and transfers shall be considered not to have interrupted continuity of employment. This provision shall apply to employment by any corporation which is a Related Employer.

         b) Upon Retirement or other termination of employment with the Employer and all Related Employers, the Employee's pension shall be computed on the basis of his Credited Service under this Plan only. However, if the Employee's transfer was to or from employment providing inclusion in another defined benefit pension plan qualified under Section 401(a) of the Internal Revenue Code that is maintained by the Employer or a Related Employer, the Committee shall arrange for the transfer of the Employee's Credited Service to or from such other plan. No benefit shall be provided under this Plan for a period of Credited Service (as such term is defined in this Plan) used to determine the amount of an employee's benefit under such other plan if a benefit actually becomes payable under such other plan; and if an Employee's entire period of Credited Service under this Plan has been transferred to such other plan, no Pension shall be payable under this Plan. However, a Participant's Credited Service under this Plan shall not be transferred to another Plan if a decrease in his Accrued Benefit would result from the transfer, and no benefit payable under this Plan shall be computed on the basis of credited service from another plan if a reduction would result in the Participant's Accrued Benefit under this Plan or such other plan.

         c)  For the purposes of this Plan, Related Employer shall mean

         (a) any corporation which is a member of the controlled group of corporations of which the Employer is a part, (b) any trade or business which is under common control with the Employer, and (c) any member of an affiliated service group which includes the Employer, all as defined by Section 414 of the Internal Revenue Code.

         3.8 Minimum Participation: Effective October 1, 1989, this Plan shall benefit, on each day of the Plan Year, the lesser of:

              (a) 50 Employees of the Employer; or
              (b) 40% or more of all Employees of the Employer.

         The plan may exclude certain  Employees as provided in Code Section 401
(a) (26) (B), and any regulations issued thereunder.

                                   ARTICLE IV.

                                   RETIREMENT

         4.1 Normal Retirement: Upon the attainment of the Normal Retirement Age all Participants shall become fully vested in a nonforfeitable annual Normal Retirement Pension, payment of which is subject to Section 4.7 of this Plan, equal to their Accrued Benefit. A Participant's Accrued Benefit shall, subject to the limitations of Section 4.5, be the amount of 2% of his Average Highest Annual Compensation as defined in this Plan multiplied by his number of Years of Credited Service, as provided in Section 3.3.

         4.2 Disability Retirement Pension: In the event that a Participant shall retire or be retired from the Service of the Employer by reason of Disability after he has completed 5 Years of Service, he shall be granted a Disability Retirement Pension. The annual amount of the Disability Retirement Pension shall be equal to his Accrued Benefit at the date of his retirement, as determined under Section 4.1, without reduction for age.

         For all purposes of the Plan, Disability shall mean physical or mental impairment which totally incapacitates the Participant from performance of his duties. The Committee shall abide by the determination of the Social Security Administration for purposes of its determination of incapacity.

         4.3 (a) Early Retirement Pension: A Participant who has not attained the Normal Retirement Age may retire at any time after the later of 1) the sum of his years of age plus his Years of Service (each computed to the nearest whole month) equals or exceeds 75 or 2) the earlier of a) completion of five Years of Credited Service or b) the fifth anniversary of the date on which the Participant commenced participation in the Plan. In the event a Participant shall retire hereunder, the annual amount of this Early Retirement Pension shall be equal to his Accrued Benefit at the date of his Retirement, as determined under Section 4.1, which amount shall be reduced as provided in the following paragraph of this Section 4.3(a), if he elects to receive an immediate Early Retirement Pension.

         The reduced immediate Early Retirement Pension shall be a percentage of the Participant's Accrued Benefit at the date of his early retirement as shown in the following table according to his age taken to the nearest whole month at the date of his retirement:

         AGE AT        PERCENTAGE FOR     ADDITIONAL PERCENTAGE FOR
       RETIREMENT         EXACT AGE         EACH ADDITIONAL MONTH
       ----------      --------------     -----------------------
           40               28.0%                   .1%
           41               29.2                    .1
           42               30.4                    .1
           43               31.6                    .1
           44               32.8                    .1
           45               34.0                    .1
           46               35.2                    .1
           47               36.4                    .1
           48               37.6                    .2
           49               40.0                    .2
           50               42.4                    .2
           51               44.8                    .2
           52               47.2                    .2
           53               49.6                    .2
           54               52.0                    .3
           55               55.6                    .3
           56               59.2                    .3
           57               62.8                    .3
           58               66.4                    .4
           59               71.2                    .4
           60               76.0                    .4
           61               80.8                    .4

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

           62               85.6                    .4
           63               90.4                    .4
           64               95.2                    .4
           65              100.0                    .4


         4.3 (b) Open Window Early Retirement Pension Option: During the period commencing on January 1, 1984 and ending on March 31, 1984, a participant age 55 or older may retire if the sum of his age plus years of Service (each computed to the nearest whole month) equals or exceeds 75. If an eligible Participant elects to retire under this Section 4.3(b), he shall be entitled to a retirement Pension, equal to his Accrued Benefit at the date of retirement, as determined under section 4.1, without reduction for age.

         4.4 Deferred Vested Pension: Except in the case of a Participant who qualifies for an Early Retirement Pension, if the employment of a Participant should terminate for reasons other than death, before the time he is entitled to a Pension under Section 4.1 or 4.2 herein, but after the time he has completed 5 Years of Service, or if the employment of a Participant should terminate as a result of his decision to accept employment with Ensign Bank F.S.B. in connection with a certain Branch Purchase and Deposit Assumption Agreement between The Greater New York Savings Bank and Ensign Bank F.S.B. dated as of August 1, 1986, or in connection with an Assignment and Assumption Agreement dated April 18, 1990, as amended by an Agreement for Extension of Time dated October 15, 1990, between the Greater New York Savings Bank and Chemical Bank, or in connection with a Purchase and Assumption Agreement dated as of January 15, 1993 between The Greater New York Savings Bank and Republic National Bank of New York, he shall thereupon become entitled to a Pension, equal to his Accrued Benefit at the date of his retirement, as determined under Section 4.1 to commence at the Normal Retirement Age if he then be living.

         A Participant may elect to have his Deferred Vested Pension commence prior to his attainment of the Normal Retirement Age on the first day of any calendar month next following the date he qualifies for an Early Retirement Pension. However, in such case, his Deferred Vested Pension shall be reduced as provided in the second paragraph of Section 4.3(a).

         4.5 Preservation of Benefits and Maximum Pensions: Notwithstanding anything to the contrary herein, any Pension computed under Article IV shall be subject to the following:

         (a) Minimum Pension for Participants as of the Effective Date: If a Participant was included under the prior provisions of the Plan as of the Effective Date of the Plan, and a Pension becomes payable under the Plan resulting from termination of employment on or after the Effective Date, such Pension shall not be less than the Pension that would have been payable had the provisions of the Plan in effect immediately prior to the Effective Date remained in effect until the Participant's termination of employment, considering the Credited Service accumulated at termination of employment and the rate of Compensation in effect on the Effective Date.

         (b) Maximum Benefit: The maximum benefit permitted under all defined benefit plans of the Employer, when expressed as an annual Pension, shall not exceed the lesser of the following two amounts:



                      (i) 2% of the average annual Compensation for the three consecutive years in which Compensation was highest ("Average High Three Year Compensation"), multiplied by the number of years of Credited Service or 60% of such Average High Three Year Compensation whichever is less; or

                     (ii) $90,000 per annum ("Dollar Limitation") for a single life Pension computed under Article IV;


         The maximum benefit when expressed as an annual Pension, shall be further subject to the following:

         1. The maximum shall apply to the Pension payable to the Participant either as a Joint and Survivor Pension described in Section 5.1 or 5.2 or pursuant to an option described in Section 5.2(b) where the contingent annuitant is the Participant's spouse; but if the Pension is payable in a form other than the foregoing and other than the single-life Pension, the maximum shall apply to the single-life Pension which is the Actuarial Equivalent of such Pension.

         2. If the annual benefit of the Participant commences before the Participant's Social Security Retirement Age (as defined in Code
         Section 415(b)(8), but on or after age 62, the Dollar Limitation shall be determined as follows:

            (i) If a Participant's Social Security Retirement Age is 65, the Dollar Limitation for benefits commencing on or after age 62 is determined by reducing the Dollar Limitation by 5/9 of one percent for each month by which benefits commence before the month in which the Participant attains age 65.

            (ii) If a Participant's Social Security Retirement Age is greater than 65, the Dollar Limitation for benefits commencing on or after age 62 is determined by reducing the Dollar Limitation by 5/9 of one percent for each of the first 36 months and 5/12 of one percent for each of the additional months (up to 24 months) by which benefits commence before the month of the Participant's Social Security Retirement Age.

            (iii) If the annual benefit of a Participant commences prior to age 62, the Dollar Limitation shall be the Actuarial Equivalent of an annual benefit beginning at age 62, as determined above, reduced for each month by which benefits commence before the month in which the Participant attains age 62.

         3. If the annual benefit of a Participant begins after age 65, the maximum Dollar Limitation shall be the Actuarial Equivalent of the Dollar Limitation where the Dollar Limitation is deemed to be a Pension commencing at Social Security Retirement Age. Solely for the purposes of this subsection (3) and subsection (2) above, Actuarial Equivalent shall have the same meaning as described in Section 2.1(q) except the interest rate assumptions for the purposes of this subsection (3) and subsection (2) above shall not be greater than the lesser of: A) the rate set forth in Section 2.1(q) or B) 5%

         4. If the Participant has fewer than 10 years of Plan participation, the Dollar Limitation shall be multiplied by a fraction, the numerator of which is the number of years (computed to fractional parts of a year ) of participation in the Plan, and the denominator of which is 10. If the Participant has fewer than 10 years of Service, the Compensation Limitation shall be multiplied by a fraction, the numerator being the Participant's years of Service (computed to fractional parts of a year) divided by a denominator of 10.

         5. Effective January 1, 1988, for all purposes of this Plan, the maximum Dollar Limitation of $90,000.00 shall be automatically increased as permitted by Treasury Department regulations issued pursuant to Section 415(d) of the Code to reflect cost-of-living adjustments. As a result of such an adjustment, a Pension which had been limited by the provisions of this Section in a previous Plan Year may be increased with respect to future payments to the lesser of the adjusted Dollar Limitation amount or the amount of Pension which would have been payable under this Plan without regard to the provisions of this Section 4.5.

         Notwithstanding the foregoing, the otherwise permissible annual benefits for any Participant under this Plan may be further reduced to the extent necessary, as determined by the Committee, to prevent disqualification of the Plan under Section 415 of the Internal Revenue Code, which imposes the following additional limitations on the benefits payable to Participants who also may be participating in a tax qualified defined contribution plan of the employer: If an individual is a Participant at any time in both a defined benefit plan and a defined contribution plan maintained by the Employer, the sum of the defined benefit plan fraction and the defined contribution plan fraction for any Plan Year may not exceed 1.0. The defined benefit plan fraction for any Plan Year is a fraction, the numerator of which is the Participant's projected annual benefit under the Plan (determined at the close of the Plan Year) and the denominator of which is the lesser of a (a) 1.25 multiplied by the larger of the Dollar Limitation, as adjusted, or (b) 1.4 multiplied by 100% of the Participant's average annual salary for the three consecutive years in which his compensation was the highest ("Compensation Limitation"). The defined contribution plan fraction for any Plan Year is a fraction, the numerator of which is the sum of the Annual Additions to the Participant's accounts in such Plan Year and for all prior Plan Years and the denominator of which is the sum of the applicable maximum amounts of annual additions which could have been made under Section 415(c) of the Internal Revenue Code for such Plan year and for all prior years of such Participant's employment (assuming for this purpose, that said Section 415(c) had been in effect during such prior years). The applicable maximum amount for any Plan Year shall be equal to the lesser of 1.25 multiplied by the Dollar Limitation in effect for such Plan Year under subsection 415(c)(1)(A) of the Internal Revenue Code, or 1.4 multiplied by 25% of the Participant's total annual Compensation for such Plan Year.

         For purposes of this provision, Annual Additions for Plan Years commencing on or after October 1, 1987 shall mean the sum of the following amounts credited to a Participant's account or accounts during the Plan Year: 1) Employer contributions, b) Employee Contributions, if any, c) all forfeitures, and d) contributions attributable to medical benefits as described in Sections 415 (1)(i) and 419(A)(d)(2) of the Code. The Annual Additions for the Plan Years commencing prior to October 1, 1987 shall be determined in accordance with the provisions of the Plan as in effect on September 30, 1987.

         For purposes of the above limitation, all defined benefit plans of the Employer, whether or not terminated, are to be treated as one defined benefit plan and all defined contribution plans of the Employer, whether or not terminated, are to be treated as one defined contribution plan. The extent to which the benefit payable under this Plan shall be reduced as compared with the extent to which the annual benefit under any defined contribution plan shall be reduced in order to achieve compliance with the limitations of Section 415 of the Internal Revenue Code shall be determined by the Committee in such a manner so as to maximize the aggregate benefits payable to such Participant. If such reduction is under this Plan, the Committee shall advise affected Participants of any additional limitation on their annual benefits required by this paragraph.

         The above  limitations  are intended to comply with the  provisions  of
Section 415 of the Internal Revenue Code, as amended, so that the maximum benefits provided by plans of the Employers shall be exactly equal to the maximum amounts allowed under Section 415 of the Internal Revenue Code and regulations thereunder. If there is any discrepancy between the provisions of this section 4.5 and the provisions of Section 415 of the Internal Revenue Code and regulations thereunder, such discrepancy shall be resolved in such a way as to give full effect to the provisions of Section 415 of the Internal Revenue Code.

         Notwithstanding the foregoing, the maximum benefit for a Participant in this Plan on or before September 30, 1983, shall not be less than the Participant's accrued benefit under the Plan as of September 30, 1983 and the maximum benefit for a Participant in this Plan on or before September 30, 1989, shall not be less than the Participant's accrued benefit under the Plan as of September 30, 1989.

         In addition to other limitations set forth in the Plan and notwithstanding any other provisions of the Plan, the accrued benefit, including the right to any optional benefit provided in the Plan (and all other defined benefit plans required to be aggregated with this Plan under the provisions of
Section 415 of the Internal Revenue Code of 1954), shall not increase to an amount in excess of the amount permitted under Section 415 of the Internal Revenue Code as amended by the Tax Reform Act of 1986.

         4.6 Change in Pensions:

         (a) In the event that a Participant retired on a Disability Pension, and recovers from his Disability, his Disability Pension shall cease. If he should be reemployed by the Employer as an eligible Employee, his participation and previous Credited Service shall be reinstated and he shall receive credit for any additional Credited Service after reemployment.

         If he should not be reemployed by the Employer as an eligible Employee, he shall receive no further payments unless he had qualified for an Early Retirement Pension or Deferred Vested Pension as of the time when his Disability Pension was granted, in which case he shall thereafter receive the reduced Early Retirement Pension or the Deferred Vested Pension, whichever is appropriate, to which he would have been entitled as of his retirement date as if he had not been Disabled.

         (b) In the event that a Participant retired on a Pension other than for Disability and, is reemployed by the Employer as an eligible Employee, his Pension subject to Section 5.8 shall cease, and his participation and previous Credited Service shall be reinstated, and he shall receive credit for any additional Credited

Service after reemployment; provided, however, that if he shall have received an Early Retirement Pension for more than one year, his Pension upon subsequent retirement shall be equitably reduced on an actuarial basis on account of the Pension previously received by him.

         4.7 (a) Payment of Pension: Pensions shall be paid in monthly installments, each installment equaling 1/12 of the annual Pension. For a Pension under Sections 4.1 (Normal Retirement), 4.2 (Disability Retirement) and 4.3(b) (Open Window Early Retirement Option) of this Plan, the first installment shall be paid to a retired Participant on the first day of the month next following the month in which he actually retires and terminates his Service with the Employer. For a Pension under Section 4.3 (a) (Early Retirement) of this Plan, the first installment shall be paid to a retired Participant on the first day of the month next following the month in which he attains age 65 (provided he has actually retired and terminated his Service), unless the Participant elects in writing to receive his installments at a reduced amount as provided for in Section 4.3(a) of this Article, on the first day of the month next following the month he actually retires and terminates his Service. For a Pension under Section 4.4 (Deferred Vested Pension) of this Plan, the first installment shall be paid to a retired Participant on the first day of the month next following his 65th birthday, unless the Participant, at a time subsequent to his termination date, at which time the sum of his age plus years of Service (each computed to the nearest whole month), equals or exceeds 75, elects in writing to receive his installments at the reduced amount as provided for in
Section 4.3 of this Article, in which case his first installment shall be paid on the first day of the month in accordance with the Participant's request, subject to the provisions of Section 5.5.

         In no event shall any Pension be paid to a Participant prior to actual termination of Service, except as provided in Sections 4.7(b) and 5.8.

         Upon the death of a Participant or retired Participant all of his interest in or right to Pension benefits shall cease except as set forth under the provisions of Article V.

         b) Subject to the following sentence, payment of any benefit provided under this Plan shall commence no later than the 60th day after the end of the Plan Year in which the Participant both has attained his Normal Retirement Age and terminated his employment with the Employer. Regardless of the foregoing, the payment of benefits under the Plan to a Participant must commence by the April 1st after the end of the Plan Year in which he reaches age 70 1/2, provided however, that such rule shall only apply to a 5% owner of the Employer until January 1, 1989. Furthermore, effective as of January 1, 1989, if a benefit payment under the Plan is made to such 5% owner before he attains age 59 1/2 such participant shall be advised by the Committee that an additional income tax may be imposed equal to 10% of the portion of the amount so received which is included in his gross income for such taxable year and attributable to contributions paid on behalf of such individual while he was a 5% owner, unless such distribution is made on account of death or disability.

         4.8  Top-Heavy  Provisions:   The  following  provisions  shall  become
effective in any Plan Year commencing after December 31, 1983 in which the Plan is determined to be a Top-Heavy Plan.

              (a) Determination of Top-Heavy: The Plan will be considered a Top-Heavy Plan for the Plan Year if as of the last day of the preceding Plan Year, (1) the present value of the Accrued Benefits of Participants who are Key Employees (as defined below and in Section 416(i) of the Internal Revenue Code) exceeds 60% of the present value of the Accrued Benefits of all Participants (the "60% Test") or (2) the Plan is part of a Required Aggregation Group and the Required
         Aggregation Group is top-heavy. However, and notwithstanding the results of the 60% Test, the Plan shall not be considered a Top-Heavy Plan for any Plan Year in which the Plan is a part of a Required or Permissive Aggregation Group which is not top-heavy.

              A "Required Aggregation Group" includes (1) each plan of the Employer in which a Key Employee is a Participant and (2) each other plan of the Employer which enables any plan described in subclause (1) of this sentence to meet the requirements of section 401(a)(4) or 410 of the Internal Revenue Code. A "Permissive Aggregation Group" includes any plan not required to be included in a "Required Aggregation Group", if such group would continue to meet the requirements of sections 401(a)(4) and 410 of the Internal Revenue Code with such plan being taken into account.

              For the purposes of making the "60% Test" for any Plan Year, Accrued Benefits shall be those amounts calculated as of the last day of the preceding Plan Year and the present value of those amounts shall be based on the actuarial assumptions used by the Actuary in the actuarial valuation made as of the last day of such preceding Plan Year.

              The accrued benefit of a Participant other than a Key Employee shall be determined under (a) the method, if any, that uniformly applies for accrual purposes under all defined benefit plans maintained by the Employer, or (b) if there is not such method, as if such benefit accrued not more rapidly than the slowest accrual rate permitted under the fractional rule of section 411 (b)(1)(C) of the Code.

              (b) Minimum Benefit: The minimum Normal Retirement Pension for each non-Key Employee Participant terminating employment at or after age 65, and the minimum Accrued Benefit, payable at Normal Retirement Date for each non-Key Employee Participant who terminates employment prior thereto with entitlement to a Pension, shall be equal to the product of (1) 2% of his average annual compensation, as defined in
         Section 1.415-2(d) of the Income Tax Regulations during his five highest-paid consecutive calendar years of Service (or during his period of service if less than five years) multiplied by (2) each of the first 10 years of his Credited Service after September 30, 1984 in which the Plan is a Top-Heavy Plan.

              (c) Minimum Vesting: Notwithstanding the provisions of Section 4.4, a Participant shall be eligible for a Deferred Vested Pension, if while the Plan is a Top-Heavy Plan, his employment is terminated before death or Retirement after he has completed at least 2 years of Service. The amount of his Deferred Vested Pension on a single-life basis, commencing as of his Normal Retirement Date shall be equal to his vested percentage of his Accrued Benefits, determined in accordance with the following table:

                Years of Service              Vested Percentage
                ----------------              -----------------
                2 but less than 3                   20%
                3 but less than 4                   40%
                4 but less than 5                   60%
                5 but less than 6                   80%
                6 or more                          100%

         Upon the death of a Participant whose death occurs prior to the date his Pension commences hereunder, who has completed less than 5 years of Service at the date of his death, but who has earned a degree of vesting under the Plan prior to his death pursuant to the provisions of this subsection (c), a Pension shall be payable to his Eligible Spouse, if any.

The Pension payable to the Eligible Spouse of such a Participant shall be equal to the amount the Eligible Spouse would have been entitled to receive had the Participant commenced to receive a Deferred Vested Pension under the provisions of this subsection (c) and under the 50% Joint and Survivor provisions of
Section 5.1 as of his Normal Retirement Date, based on his Service and Credited Service immediately prior to the earlier of his death or termination of employment, and then died immediately thereafter. The Pension payable to such an Eligible Spouse shall commence as of the Participant's Normal Retirement Date and shall continue until the beginning of the month in which the death of the Eligible Spouse occurs.

              (d) Change in Top-Heavy Status: If the Plan becomes a Top-Heavy Plan and subsequently ceases to be such, the vesting schedule in subsection (c) of this section shall continue to apply in determining the Deferred Vested Pension of any Participant who had at least five years of Service as of September 30 in the last Plan year of top-heaviness. For other Participants, said schedule shall apply only to their Accrued Benefits as of such September 30. If the Plan becomes a Top-Heavy Plan and subsequently ceases to be such, the minimum benefit accrued under subsection (b) of this Section while the Plan was Top-Heavy, shall continue to apply.

              (e) Impact on Maximum Benefits: For any Plan Year in which the Plan is a Top-Heavy Plan, Section 4.5 shall be read by substituting the number "1.00" for the number "1.25" wherever it appears therein except such substitution shall not have the effect of reducing any benefit accrued under a defined benefit plan prior to the first day of the Plan Year in which this provision becomes applicable.

              (f) Key  Employee:  Any  Employee  or  former  Employee  (and  the beneficiaries of such Employee) who at any time during the determination period was an officer of the Employer if such individual's annual compensation exceeds 50 percent of the dollar limitation under section 415(b)(1)(A) of the Code, an owner (or considered an owner under section 318 of the Code) of one of the ten largest interests in the employer if such individual's compensation exceeds 100 percent of the dollar limitation under section 415(c)(1)(A) of the Code, a 5-percent owner of the Employer, or a 1-percent owner of the employer who has an annual compensation of more than $150,000. Annual compensation means compensation as defined in section 415(c)(3) of the Code, but including amounts contributed by the employer pursuant to a salary reduction agreement which are excludible from the employee's gross income under section 125, section 402(a)(8), section 402(h) or section 403(b) of the Code. The determination period is the Plan Year containing the determination date and the 4 preceding Plan Years. The determination of who is a Key Employee will be made in accordance with section 416(i)(1) of the Code and the regulations thereunder.

                                   ARTICLE V.

            JOINT AND SURVIVOR PENSION AND OPTIONAL PENSION PAYMENTS

         5.1 50% Joint and Survivor Pension: If a Participant has an Eligible Spouse on the date his Pension payments commence, his Pension shall be paid in the form of a 50% Joint and Survivor Pension, unless he elects in writing, in accordance with Section 5.5, and his Eligible Spouse consents to his election, to receive the appropriate single life Pension described in Article IV or any other Optional Pension described in Section 5.2.

         Under a 50% Joint and Survivor Pension, a reduced amount shall be paid to the Participant for life, and 50% of that reduced amount shall then be paid to his Eligible Spouse, if surviving at the

Participant's death, for life. The reduced amount shall be a percentage of the single life Pension to which the Participant would be otherwise entitled, and the percentage shall be determined from the difference in years (rounded to the nearest whole year) between the ages of the Participant and the Eligible Spouse as follows:

         (a) if there be no difference in the ages, the percentage shall be 86%, or

         (b) if the Participant be older than the Eligible Spouse, the percentage shall be 86% less 3/4% for each year of difference in the ages, or

         (c) if the Eligible Spouse be older than the Participant, then the percentage should be 86% plus 3/4% for each year of difference in the ages, but no more than 99%.

         5.2 Optional  Pensions:  A Participant  may elect,  in accordance  with
Section 5.5, to have his Pension paid under one of the following options:

         (a) Continuation of Same Reduced Amount to Surviving Eligible Spouse (100% Joint and Survivor Pension):

         This optional form provides for a Pension in a reduced amount and the continuation of the same reduced amount to the surviving Eligible Spouse. The reduced amount shall be a percentage of the single life to which he would be entitled if he had not elected the option, and the percentage shall be determined from the difference in years (rounded to the nearest whole year) between the ages of the Participant and the Eligible Spouse, as follows:

              (i) if there be no difference in the ages, the percentage shall be 74%, or

              (ii) if the Participant shall be older than the Eligible Spouse, the percentage shall be 74% less 1% for each year of difference in the ages or

              (iii) if the Eligible Spouse be older than the Participant, the percentage shall be 74% plus 1% for each year of difference in the ages, but no more than 99%.

         (b) Term Certain and Life: Any Participant who is entitled to receive a Normal or an Early Retirement Pension may elect a reduced Pension at a constant monthly rate for a guaranteed period of 5, 10, 15 or 20 years to be selected by the Participant but in no event shall the guaranteed period extend beyond the life expectancy of the Participant. The amount of such reduced guaranteed payments shall be the Actuarial Equivalent of a single life pension to which the Participant would have been otherwise entitled. In the event of the death of the Participant prior to the expiration of the term of the guaranteed period selected, such constant monthly payments shall continue to be paid for the balance of the guaranteed period to a beneficiary or beneficiaries to be designated by the Participant or to their estates if they fail to survive the guaranteed period. No benefits hereunder shall be paid in a lump sum. If the Participant lives beyond the guaranteed period selected, the constant monthly payments shall continue for such Participant's life. The beneficiary or beneficiaries designated must be natural persons in being at the time of their designation. During the lifetime of any Participant selecting this form of Pension, the beneficiary designated may be changed at any time and from time to time.

         If the  contingent  annuitant  under the  option  elected  pursuant  to
Section 5.2(b) is other than the Participant's Eligible Spouse, then the Eligible Spouse must consent to the Participant's optional election and to the specific contingent annuitant within the 90 day period preceding the date the Participant's Pension commences hereunder.

         An election made pursuant to this Section 5.2 shall become inoperative if the Participant's employment terminates before he is eligible for either a Normal or Early Retirement Pension, or if the Participant or his contingent annuitant dies before Participant's Pension commencement date, or if the Eligible Spouse does not consent to an optional election or a specific contingent annuitant requiring his or her consent. If an option under this Section become effective, it will be in place of any benefit otherwise payable under this Plan, and the form made available by the Committee for election of the option shall so specify. If the contingent annuitant is other than the Participant's Eligible Spouse and if the value of the Participant's benefit under any of the above options will be less than 51% of the value of his single-life Pension, the optional benefit shall be adjusted so that the value of the Participant's benefit under the option will be equal to 51% of the value of the Participant's single-life Pension.

         5.3 Automatic Option:

         (a) (1) If a Participant dies before Retirement while in the service of the Employer after he has attained the Normal Retirement Age, or after the later of the following: 1) the time when the sum of his years of age plus Years of Service (each computed to the nearest whole month) is equal to 65 or 2) the earlier of a) the completion of five Years of Credited Service or b) the fifth anniversary of the date on which the Participant commenced participation in the Plan and leaves surviving an Eligible Spouse, he shall automatically be deemed, as of the date of his death, to have:

              (i) been entitled to receive a Normal, or an immediate Early Retirement Pension, (whichever is appropriate), and

              (ii) to have retired.

         The Pension shall be paid in the form of a 100% Joint and Survivor Pension as described in Section 5.2(a) and his surviving Eligible Spouse or minor child or children, as the case may be, shall thereupon become entitled to receive a Pension thereunder. The monthly Pension benefit payable hereunder shall commence on the first day of the calendar month coincident with or next following the later of the Participant's death and the date on which the Participant would have attained his Normal Retirement Age, if he had lived. Notwithstanding the foregoing, a Participant's Eligible Spouse may elect to have the monthly Pension benefits payable under this Section 5.3 on the first day of the calendar month coincident with or next following the date of the Participant's death and benefit shall be equal to the Normal Retirement Pension or Early Retirement Pension calculated in accordance with Section 4.3(a) that would have been provided under the Plan had the Participant retired on the date of his death. In the event the Pension benefits hereunder are deferred until the Participant would have attained his Normal Retirement Age, and the Eligible Spouse dies prior to the commencement of the Pension benefits and there is surviving a child or children of the Participant under the age of twenty-one (21) at the time of the Surviving Spouse's death, a monthly Pension benefit shall commence to be paid to said child or children under age twenty-one
(21) on the first day of the calendar month coincident with or next following the Eligible Spouse's death and shall continue until the youngest child attains age twenty-one (21).

         (a) (2) If a Participant who is eligible for the Open Window Early Retirement Option described in Section 4.3(b) dies on or before March 31, 1984 before retirement while in the service of the Employer, and leaves surviving an eligible spouse, that is a spouse to whom he has been legally married six months prior to the date of death, he shall automatically be deemed, as of the date of his death, to have:

              (i) been entitled to receive an Open Window Early Retirement Allowance, and

              (ii) to have retired.

         The Pension shall be paid in the form of a 100% Joint and Survivor Pension as described in Section 5.2(a) and his surviving spouse or minor child or children, as the case may be, shall thereupon become entitled to receive a retirement allowance thereunder.

         (a)(3) In the event that there is no living Eligible Spouse to receive the payments, or there is a living spouse but the spouse was not an Eligible
Spouse due to the fact that the spouse was not legally married to the Participant six months prior to the date of death, but there is surviving a child or children of the Participant under the age of 21 as of the date of death, then, payments shall be made as follows:

              An annual amount equal to that which would have been payable annually to the Eligible Spouse, if living or if eligible, shall be paid to the child, or in equal shares among the children under the age of 21 years, until the child attains age 21, or the last of the children attain age 21.

         (a) (4) In the event that payments were made to an Eligible Spouse and that Eligible Spouse subsequently dies, and there is surviving a child or children of the Participant under the age of 21 as of the date of death of the Eligible Spouse, then payments shall be made as follows:

              An annual amount equal to that which had been paid to the Eligible Spouse, shall continue to be paid to the child, or in equal shares among the children under the age of 21 years, until the child attains the age of 21, or the last of the children attain age 21.

For purposes of this Section 5.3 (a) (3) and (a) (4), child or children shall include the legally adopted child or children of the Participant.

         5.4 Modified Automatic Option: If a Participant dies before Retirement while in the service of the Employer before he becomes eligible for an Automatic Option Pension payable in accordance with Section 5.3, but after he becomes eligible for a Deferred Vested Pension payable in accordance with Section 4.4, a Pension in the form of a Modified Automatic Option Pension, shall be payable to his Eligible Spouse, if any.

         Such Modified Automatic Option Pension shall be a "50% Joint and Survivor Annuity" with his Eligible Spouse as his designated beneficiary, and shall be paid to and for the lifetime of his Eligible Spouse. Such Pension shall be computed in accordance with Sections 4.3(a) and 5.1.

         The Eligible Spouse of a Participant may elect to have the monthly Modified Automatic Option Pension payment commence on the earliest date the Participant would have been entitled to have his Deferred Vested Pension Benefit commence had he terminated employment on the date of his death and survived to such earliest date. Absent such election, the monthly Modified Automatic Option Pension payment shall commence on the date that the Participant would have attained his Normal Retirement Age.

         (b) If a Participant who terminated employment subsequent to October 1, 1976 with entitlement to a Deferred Vested Pension on the date he terminated employment dies before his Pension is scheduled to commence, a Pension in the form of a Modified Automatic Option Pension shall be payable to his Eligible Spouse, if any. Such Modified Automatic Option Pension shall be a "50% Joint and Survivor Annuity" with an Eligible Spouse as his designated beneficiary and shall be paid to and for the lifetime of his Eligible Spouse. Such Pension shall be computed in accordance with Sections 4.3(a) and 5.1.

         The Eligible Spouse of a Participant may elect to have the monthly Modified Automatic Option Pension Payment commence on the earliest date following his death he would have been entitled to have his Deferred Vested Pension commence. Absent such election the monthly Modified Automatic Option Pension payment shall commence on the date that the Participant would have attained his Normal Retirement Age.

         5.5 Election of Form of Pension: In lieu of the 50% Joint and Survivor Annuity Pension, a Participant may elect in writing, on a form provided by the Committee, within the 90 day period prior to the date his Pension payments commence, and only with the consent of his Eligible Spouse, to receive a monthly amount in the form of a single-life Pension computed under Article IV. A Participant entitled to receive a Normal or an Early Retirement Pension may also elect instead a Term Certain and Life Pension under Section 5.2. However, if such a Participant does elect a pension under Section 5.2 and if the contingent annuitant under the option is not his Eligible Spouse, then his optional election shall be cancelled and his Pension shall be paid in the form of a 50% Joint and Survivor Pension unless, within the 90 day period preceding his Pension commencement date, his Eligible Spouse consents to his optional election.

         A Participant may also revoke any election made under this Section 5.5 at any time during the 90 day period preceding the date the Participant's Pension commences if the purposes of such revocation is to reinstate coverage under the 50% Joint and Survivor Pension.

         The Eligible Spouse's consent to any election made pursuant to this Plan shall be in writing and shall acknowledge the effect of such consent. In addition, the Eligible Spouse's signature on the written consent must be witnessed by a notary public or a member of the Committee or the Plan Administrator. The Eligible Spouse's consent need not be obtained if the Committee is satisfied that there is no Eligible Spouse, that the Eligible Spouse cannot be located or because of any other circumstances which may be prescribed in regulations issued by the Secretary of the Treasury. An Eligible Spouse's consent under this Plan shall be valid only with respect to the specified alternate contingent annuitant designated by the Participant. If such alternate contingent annuitant is subsequently changed, a new consent by the Eligible Spouse will be required. The Eligible Spouse's consent to any election made by a Participant pursuant to this Plan, once made, may not be revoked by the Eligible Spouse.

         Within a reasonable period of time preceding the date his Pension commences, and subject to regulations issued by the Secretary of the Treasury, a Participant shall be supplied with a written explanation of (a) the terms and conditions of the 50% Joint and Survivor Pension, (b) the Participant's right, if any, to elect a single life Pension or a Term Certain and Life Pension under
Section 5.2 in lieu of the 50% Joint and Survivor Pension and subject, in certain cases, to his Eligible Spouse's consent and (c) the Participant's right to reinstate coverage under the 50% Joint and Survivor Pension prior to his Pension commencement date by revoking an election of a single life Pension or an optional form of benefit under Section 5.2.

         If a Participant does not have an Eligible Spouse on the date his Pension payments commence, he shall receive the single life Pension computed under Article IV, subject to his right, if any, to elect a Term Certain and Life Pension under Section 5.2. The last payment of the single life Pension shall be made as of the first day of the month in which the death of the Participant occurs.

         5.6 Open Window Early Retirement Option Notice Retirement: Participants eligible to retire under Section 4.3(b) of this Plan shall not be required to give the 150 day notification of intent to retire under former Section 5.4. However, the Committee shall be required to furnish prior to October 1, 1983, the benefit information described in (a) through (d) of former Section 5.4, to all Participants eligible for such Open Window Early Retirement Pension.

         5.7 Small Pensions: If the Actuarial Equivalent lump sum value of a Pension payable under this Plan is less than $3,500, the Committee in its sole discretion may direct that, in lieu of such

Pension, such lump sum shall be paid. A lump sum settlement of a small amount may be made any time after the Participant's termination of employment, even though the Participant and/or his Eligible Spouse is not otherwise entitled to commencement of a Pension at such time under other provisions of the Plan.

         If a lump sum settlement is made pursuant to the provisions of this Section, the Committee shall provide each recipient receiving such settlement with an official notice supplied by the Secretary of the Treasury which specifies certain information regarding the federal income tax treatment of certain Plan benefits.

         5.8 Direct Rollovers Of Eligible Rollover  Distributions:  This Section
         5.8 applies to distributions made on or after January 1, 1993. Notwithstanding any provision of the Plan to the contrary that would otherwise limit a distributee's election hereunder, a distributee may elect, at the time and in the manner prescribed by the Plan Administrator, to have any portion of an eligible rollover distribution paid directly to an eligible retirement plan specified by the distributee in a direct rollover.

         The following words and phrases, when used in this Section 5.8, unless their context clearly indicates otherwise, shall have the following respective meanings:

         a) Eligible rollover distribution: An eligible rollover distribution is any distribution of all or any portion of the balance to the credit of the distributee, except that an eligible rollover distribution does not include: any distribution that is one of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the distributee or the joint lives (or joint life expectancies) of the distributee and the distributee's designated beneficiary, or for a specified period of ten years or more; any distribution to the extent such distribution is required under section 401(a)(9) of the Code; and the portion of any distribution that is not includible in gross income (determined without regard to the exclusion for net unrealized appreciation with respect to employer securities).

         b) Eligible retirement plan: An eligible retirement plan is an individual retirement account described in section 408(a) of the

Code, an individual retirement annuity described in section 408(b) of the Code, an annuity plan described in section 403(a) of the Code, or a qualified trust described in section 401(a) of the Code, that accepts the distributees' eligible rollover distribution. However, in the case of an eligible rollover distribution to the surviving spouse, an eligible retirement plan is an individual retirement account or individual retirement annuity.

         c) Distributee: A distributee includes an employee or former employee. In addition, the employee's or former employee's surviving spouse and the employee's or former employee's spouse or former spouse who is the alternate payee under a qualified domestic relations order, as defined in section 414(p) of the Code, are distributees with regard to the interest of the spouse or former spouse.

         d) Direct rollover: A direct rollover is a payment by the Plan to the eligible retirement plan specified by the distributee.

         5.9 Reemployment and Continued Employment After Eligibility for Normal Retirement Benefits: No Participant, regardless of his vesting status hereunder, shall receive a Pension payment for any month including or following the month in which he completes the requirements for a Normal Retirement Pension, if during each such month he completes at least 40 hours of employment with the
Employer or receives payment for vacation, holiday, illness, incapacity including disability, layoff, jury duty, military duty or leave of absence for at least 40 hours in any calendar month.

         If a Participant who continues to be employed by the Employer after he completes the requirements for a Normal Retirement Pension receives remuneration for less than 40 hours in any given calendar month, such Participant is considered retired, according to the provisions of Section 2.1(j) and is entitled to Pension payments hereunder.

         If a former Participant who is entitled to receive a Pension hereunder is reemployed on or after his Normal Retirement Date, he shall continue to be deemed retired under the Plan and his Pension payments shall continue hereunder only if such Participant receives remuneration for less than 40 hours in any given calendar month. Such a Participant's period of reemployment after his Normal Retirement Date shall be disregarded for all other purposes of this

Plan.

         Upon the death of a Participant who continues his employment beyond his Normal Retirement Date and who is not considered retired in accordance with the foregoing provisions of this Section, the provisions of Section 5.1 or an effective election under Section 5.5 shall be operative, and the survivorship Pension to his Eligible Spouse, if any, shall commence as of the first day of the month coincident with or next following the Participant's death in the amount which would have been payable had the Participant retired immediately prior to his death. However, if the death of the Eligible Spouse occurs while the Participant is in such continued employment, his Pension shall not be reduced for the Joint and Survivor Pension under Section 5.1 or an Optional Pension under Section 5.2.

                                   ARTICLE VI.

                                 PLAN FINANCING

         Section 6.l. Trust Fund: All contributions made by the Employer under the provisions of the Plan and the Trust agreement shall be paid over to the Trustee and deposited in the Trust Fund. Except as otherwise provided in the plan termination provisions of ERISA all assets of the Trust Fund, including investment income, shall be retained for the exclusive benefit of Participants and their beneficiaries, shall be used to pay benefits to such persons or to pay administrative expenses to the extent not paid by the Employer, and shall not revert to or inure to the benefit of the Employer.

         Notwithstanding anything herein to the contrary, upon the Employer's request, a contribution which was made by a mistake of fact, or conditioned upon the deductibility of the contribution under Section 404 of the Internal Revenue Code of 1954, as amended by ERISA, shall be returned to the Employer within one year after the payment of the contribution, or the disallowance of the deduction (to the extent disallowed), whichever is applicable.

         Section 6.2. Contributions to the Fund: All contributions to the Fund to provide retirement allowances under the Plan shall be paid by the Employer and no contributions shall be required of or accepted from the Participants. The total contributions for each year shall consist of:

         (a) payments to fund the normal cost, that is, the actuarial cost attributable to the Credited Service of Participants for that year, and

         (b) payments from time to time to fund the past Service costs, that is, the actuarial cost attributable to either the Credited Service of Participants prior to the effective date of the Plan or amendments after the Effective Date.

         The funding policy shall be consistent with Plan objectives and in compliance with ERISA. Forfeitures arising under this Plan because of termination of employment before a Participant becomes eligible for Accrued Benefits or for any other reason, shall be applied to reduce the cost of the Plan and not to increase the benefits otherwise payable to Participants.

         Section 6.3. Use of Funds: All contributions to and assets of the Fund shall be used in accordance with the Plan to provide retirement allowances and pay the expenses of the Plan, and for no other purpose.

         Section 6.4. Rights to Trust Assets: No Employee shall have any right to, or interest in, any assets of the Trust Fund upon termination of his employment except as provided from time to time under this Plan, and then only to the extent of the benefits payable under the Plan to such employee out of the assets of the Trust Fund. Except as otherwise may be provided under Title IV of ERISA, all payments of benefits as provided for in this Plan shall be made solely out of the assets of the Trust Fund.

         Section 6.5. Nonalienation of Benefits: Except with respect to federal income tax withholding, benefits payable under this Plan shall not be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, charge, garnishment, execution, or levy of any kind, either voluntary or involuntary, including any such liability which is for alimony or other payments for the support of a spouse or former spouse or for any other relative of the Employee, prior to actually being received by the person entitled to the benefit under the terms of the Plan; and any attempt to anticipate, alienate, sell, transfer, assign, pledge, encumber, charge or otherwise dispose of any right to benefits payable hereunder, shall be void. The Trust Fund shall not in any manner be liable for, or subject to, the debts, contracts, liabilities, engagements or torts of any person entitled to benefits hereunder.

         Notwithstanding the above, the Committee may direct the Trustee to comply with a Qualified Domestic Relations Order.

         A Qualified Domestic Relations Order is a judgment, decree or order (including approval of a property settlement agreement) made pursuant to a state domestic relations law (including community property law) that relates to the provisions of child support, alimony payments or marital property rights to a spouse, former spouse, child or other dependent of a Participant ("Alternate Payee") and which:

              (a) creates or recognizes the existence of an Alternate Payee's right to, or assigns to an Alternate Payee the right to, receive all or a portion of the benefits payable to a Participant under this Plan; and

              (b) specifies (i) the name and last known mailing address (if any) of the Participant and each Alternate Payee covered by the order, (ii) the amount or percentage of the Participant's Plan benefits to be paid to any Alternate Payee, or the manner in which such amount or percentage is to be determined and (iii) the number of payments or the period to which the order applies and each plan to which the order relates; and

              (c) does not require the Plan to

                  (i) provide any type or form of benefit or any option not otherwise provided under the Plan,

                  (ii) pay any  benefits  to any  Alternate  Payee  prior to the earliest age that the affected Participant could have received a Pension under the Plan (whether for reason of Disability or other termination of employment), except that the fact that the
              Participant may not have terminated his employment shall be disregarded,

                  (iii) provide increased benefits, or

                  (iv) pay benefits to an  Alternate  Payee that are required to be paid to another Alternate Payee under a prior Qualified Domestic Relations Order.

         For purposes of this Plan, an Alternate Payee who had been married to the Participant for at least six months may be treated as an Eligible Spouse with respect to the portion of the Participant's benefit in which such Alternate Payee has an interest provided that the Qualified Domestic Relations Order provides for such treatment. However, under no circumstances may the spouse of any Alternate Payee (who is not a Participant hereunder) be treated as an Eligible Spouse under the terms of the Plan.

         Upon receipt of any judgment, decree or order (including approval of a property settlement agreement) relating to the provision of payment by the Plan to an Alternate Payee pursuant to a state domestic relations law, the Committee shall promptly notify the affected Participant and any Alternate Payee of the receipt of such judgment, decree or order and shall notify the affected Participant and any Alternate Payee of the Committee's procedure for determining whether or not the judgment, decree or order is a Qualified Domestic Relations Order.

         The Committee shall establish a procedure to determine the status of a judgment, decree or order as a Qualified Domestic Relations Order and to administer Plan distributions in accordance with Qualified Domestic Relations Orders. Such procedure shall be in writing, shall include a provision specifying the notification requirements enumerated in the preceding paragraph, shall permit an Alternate Payee to designate a representative for receipt of communications from the Committee and shall include such other provisions as the Committee shall determine, including provisions required under regulations promulgated by the Secretary of the Treasury.

         During any period in which the issue of whether a judgment, decree or order is a Qualified Domestic Relations Order is being determined (by the Committee, a court of competent jurisdiction or otherwise), the Committee shall segregate in a separate account under the Plan or in an escrow account, if required by law or regulation, the amount, if any, which would have been payable to the Alternate Payee during such period if the judgment, decree or order had been determined to be a Qualified Domestic Relations Order. Such segregated account under the Plan shall be held as uninvested cash.

         If the judgment, decree or order is determined to be a Qualified Domestic Relations Order within the 18-month period following the receipt by the Committee of the Qualified Domestic Relations Order, then payment from the segregated account shall be paid to the appropriate Alternate Payee. If such a determination is not made within the 18-month period, the segregated account shall be returned to the general assets of the Trust Fund and shall be paid at the time and in the manner provided under the Plan as if no order, judgment or decree had been received by the Committee.

                                  ARTICLE VII.

                                 ADMINISTRATION

         Section 7.l. Benefits Committee: The Plan shall be administered by a Committee to be known as the Benefits Committee (sometimes hereinafter referred to as the Committee). The Benefits Committee shall consist of the Chairman and not less than three non-salaried members of the Board of Directors of the Employer who shall be appointed annually by the Board of Directors of the Employer, upon recommendation by the Chairman. The Committee members shall hold office until their successors have been duly appointed or until death, resignation or removal.

         Section 7.2. Duties of Benefits Committee: The Benefits Committee shall perform the required duties and it shall have the necessary powers of administering the Plan and carrying out the provisions thereof. The Committee shall supervise maintenance of proper records showing the age and service history of each eligible officer and employee, his retirement allowance credits, payments with respect to retired members, and also supervise maintenance of accounts covering the fiscal transactions of the Plan and Trust Fund. The Committee may make such administrative rules to hold meetings at such times as it may deem proper. Except as otherwise provided herein, action by the Committee shall be by majority vote, and minutes of any action taken shall be recorded. The minutes, proceedings, and actions of the Committee shall be reported to the

Board of Directors at the regular meetings thereof.

         Section 7.3. Powers of Benefits Committee: The powers of the Benefits Committee shall be as follows:

         (a) To determine any question arising in connection with the Plan, and its decision or action in respect thereof shall be final, conclusive, and binding upon the Employer, the Trustee and Participant or retired Participant, provided that the resolution of any question shall be consistent with the Employee Retirement Income Security Act of 1974, as may be amended from time to time.

         (b) To engage the services of counsel or attorney (who may be counsel or attorney for the employer), and an actuary, and such other agents or assistants as it deems advisable for the proper administration of the Plan. The Committee may direct that such reasonable expenses as may be incurred in the administration of the Plan shall be paid out of the funds of the Plan, unless the Employer shall pay them;

         (c) To prescribe procedures to be followed by Participants or their beneficiaries for filing applications for benefits under the Plan;

         (d) To require a Participant or retired Participant to submit proof of his age, and if satisfactory proof is not submitted, the Committee may determine the age for the purposes of the Plan, and its determination shall be conclusive and binding upon the Participant or retired Participant.

         (e) To receive from the Employer and from Participants such information as shall be necessary for the proper administration of the Plan;

         (f) To furnish the Employer, upon request, such annual reports with respect to the administration of the Plan as are reasonable and appropriate;

         (g) To receive and review the periodic valuation of the Plan made by the Actuary;

         (h) To receive, review and keep on file (as it deems convenient or proper) reports of the financial condition, and the receipts and disbursements of the Trust Fund from the Trustee;

         The Committee shall have no power to change or modify any of the terms of the Plan, or to change or modify any benefits provided by the Plan, or to waive or fail to apply any requirements of eligibility for a pension under the Plan, except as provided under this Plan.

         Section 7.4. Plan Administrator: The Committee shall designate as of the Effective Date of this amended plan, a Plan Administrator of the Plan. He shall be the senior officer in charge of the Human Resources Department, and in his absence or incapacity, the next senior officer in charge of the Human Resources Department shall be the Plan Administrator.

         The duties of the Plan Administrator are as follows:

         To act under the direction of the Committee to establish a funding policy for the Employer's plan of participation and to serve as Plan Administrator with responsibilities that shall include the establishment of a claims procedure; the filing with the Secretary of Labor of all plan descriptions and reports required by ERISA; furnishing Participants and beneficiaries with plan description and reports required by ERISA; providing the Committee with information which may be reasonably required by it; and providing on a timely basis any information or forms required by ERISA.

         Section 7.5. Claims Procedure: The Committee through the Plan Administrator shall make all determinations as to the right of any person to a benefit. Any denial by the Committee of the claim for benefits under the Plan by a Participant or beneficiary shall be stated in writing by the Committee and delivered or mailed to the Participant or beneficiary. Such notice shall set forth the specific reasons for the denial, written to the best of the Committee's ability in a manner that may be understood without legal or actuarial counsel. In addition, the Committee shall afford a reasonable opportunity through the Plan Administrator to any Participant or his beneficiary whose claim for benefits has been denied for a review of the decision denying the claim.

         Section 7.6. Records and Reports: The Committee through the Plan Administrator shall exercise such authority and responsibility as it  deems  appropriate  in  order  to  comply  with  ERISA  and  governmental regulations issued thereunder relating to the following: records of Participant's service, Accrued Benefits and the percentage of such benefits which are nonforfeitable under the Plan; notifications to Participants; annual registration with the Internal Revenue Service; annual reports to the Department of Labor; reports to the Pension Benefits Guaranty Corporation and Summary Plan descriptions.

         Section 7.7. Rules and Decisions: The Committee may adopt such rules and actuarial tables within the sanctions of ERISA as it deems necessary, desirable, or appropriate. All rules and decisions of the Committee shall be uniformly and consistently applied to all Participants in similar circumstances. When making a determination or calculation, the Committee shall be entitled to rely upon information furnished by a Participant or his beneficiary under the Plan, the Employer, legal counsel of the Employer, the Actuary or outside auditor.

         Section 7.8. Pension Applications and Forms for Pension: The Committee shall require a Participant to complete and file with the Committee an application for pension and all other forms approved by the Committee, and to furnish all pertinent information requested by the Committee. The Committee may rely upon all such information so furnished it, including the Participant's current mailing address.

         Section 7.9. Authorization of Benefit Payments: The Committee through the Plan Administrator shall issue directions to the Trustee concerning all benefits which are to be paid from the Trust Fund pursuant to the provisions of the Plan, and warrants that all such directions are in accordance with this Plan.

         Section 7.10. Allocation of Responsibility Among Fiduciaries for Plan and Trust Administration: The fiduciaries shall have only those specific powers, duties, responsibilities and obligations as are specifically given them under this Plan or the Trust Agreement. In general, the Employer shall have the sole responsibility for making the contributions necessary to provide benefits under the Plan and shall have the sole authority to appoint and remove the Trustee, members of the Committee of the Board of Trustees, and any Investment Manager which may be provided for under the Trust Agreement, and to amend or terminate, in whole or in part, this

Plan or the Trust. The Committee shall have the sole responsibility for the administration of this Plan, which responsibility is specifically described in this Plan and the Trust Agreement. The Trustee shall have the sole responsibility for the administration of the Trust Agreement and the management of the assets held under the Trust, all as specifically provided in the Trust Agreement. Each fiduciary warrants that any directions given, information furnished, or action taken by it shall be in accordance with the provisions of the Plan or the Trust Agreement, as the case may be, authorizing or providing for such direction, information or action. Furthermore, each fiduciary may rely upon any such direction, information or action of another fiduciary as being proper under this Plan or the Trust Agreement, and is not required under the Plan or the Trust Agreement to inquire into the propriety of any such direction, information or action. It is intended under this Plan and the Trust Agreement that each fiduciary shall be responsible for the proper exercise of its own powers, duties, responsibilities and obligations. No fiduciary guarantees the Trust Fund in any manner against investment loss or depreciation in asset value.

                                  ARTICLE VIII.

                        AMENDMENTS AND ACTION BY EMPLOYER

         Section 8.1. Amendments: The Employer reserves the right to make from time to time any amendment or amendments to this Plan which do not cause any part of the Trust Fund to be used for, or diverted to, any purpose other than the exclusive benefit of Participants or their beneficiaries; provided, however, that the Employer may make any amendment it determines necessary or desirable, with or without retroactive effect to comply with ERISA.

                                   ARTICLE IX.

                   RESTRICTIONS ON BENEFITS PAYABLE TO HIGHLY
                            COMPENSATED PARTICIPANTS

         This Article sets forth limitations required by the Internal Revenue Service on the Pension benefits payable to certain Participants. It shall apply to a Participant only if his anticipated annual pension exceeds $1,500 and the Participant was among the 25 highest-paid Employees of the Employer on (a) January

1, 1970, or (b) the date of the most recent amendment which substantially increased Pension benefits (a "Substantive Amendment Date"). The limitations set forth in this Section shall become applicable if:

         (a) the Plan is terminated within ten years after January 1, 1970 (or a Substantive Amendment Date, if applicable);

         (b) the Pension of a Participant becomes payable within such ten-year period, or

         (c) the Pension of a Participant becomes payable after such ten-year period and the full-current costs for the ten-year period have not been funded.

         If subparagraph (b) above is applicable, the restrictions shall remain in effect until the later of the expiration of the ten-year period or the date on which the full current costs have been funded.

         If subparagraph (c) above is applicable, the limitations shall continue to apply until the full current costs have been funded.

         If a Participant is subject to the provisions of this Article, the pension payable to him shall not exceed the Pension which can be provided from the greatest of the following:

         (a) The Employer's contributions (or funds attributable thereto) which would have been applied to provide benefits for the Participant if the Plan had not been amended on the Substantive Amendment Date and had continued without change;

         (b) $20,000;

         (c) The sum of (1) the Employer's contributions (or funds attributable thereto) which would have been applied to provide benefits for the Participant if the Plan had been terminated on the day before the Substantive Amendment Date (if applicable) and (2) an amount computed by multiplying the number of years for which the current costs of the Plan have been met after January 1, 1970 (or the Substantive Amendment Date, if applicable) by 20% of the first $50,000 of the Participant's average annual compensation during his last 5 years of employment.

         The limitations described above may be exceeded for the purpose of making current benefit payments to retired Participants who would otherwise be subject to such restrictions, provided that (a) the contributions which may be used for any such retired Participant in accordance with the restrictions heretofore indicated are applied to provide either a level amount of Pension in the basic form of benefit provided for under the Plan for such Participant, or a level amount of Pension in an optional form of benefit not greater in amount than the level amount of Pension under the basic form of benefit, and (b) the Pension thus provided is supplemented by monthly payments to the extent necessary to provide the full Pension in the basic form called for by the Plan, and (c) such supplemental payments are made only if the full current costs of the Plan have been met or if the aggregate of such supplemental payments for all such retired Participants does not exceed the aggregate Employer contributions already made under the Plan in the year then current.

         The limitations in this Article shall automatically become inoperative and of no effect upon a ruling by the Internal Revenue Service that they are not required.

                                   ARTICLE X.

                                   TERMINATION

         Section 10.1. Right to Terminate: In accordance with the procedures set forth in this Article, the Employer may terminate the Plan at any time. In the event of the dissolution, merger, consolidation or reorganization of the Employer, the Plan shall terminate and the Trust Fund shall be liquidated unless the Plan is continued by a successor to the Employer in accordance with this Plan. Subject to applicable requirements, if any, of ERISA governing termination of "Employee Pension Benefit Plans," the Employer shall direct and require the Trustee to liquidate the Trust Fund, or the applicable portion thereof, in accordance with the provisions of this Article.

         Section 10.2. Partial Termination: Upon termination of the Plan with respect to a group of Participants which constitutes a partial termination of the Plan, the Trustee shall allocate and segregate for the benefit of the Employees, then or theretofore employed by the Employer with respect to which the Plan is being terminated the proportionate interest of such Participants in the Trust Fund. Such proportionate interest shall be determined by the Actuary. The Actuary shall make this determination on the basis of the contributions made by the Employer, the provisions of this Article, and such other considerations as the Actuary deems appropriate. The Fiduciaries shall have no responsibility with respect to the determination of any such proportionate interest.

         The funds so allocated and segregated shall be used by the Trustee to pay benefits to or on behalf of Participants in accordance with Section 6.3.

         Section 10.3. Liquidation of Trust Fund: Upon termination of the Plan, or upon termination of employment of a group of Participants constituting a partial termination of the Plan, each such Participant's Accrued Benefit, based on his Service, Credited Service and Compensation prior to the date of termination shall become fully vested and nonforfeitable to the extent funded or guaranteed by the PBGC. The assets of the Trust Fund, or the portion thereof segregated in accordance with Section 10.2 shall be liquidated (after provision is made for the expenses of liquidation) by the payment or provision for the payment of benefits in the following order of preference:

         (a) Certain Benefits Payable Three Years Prior to Termination: The available assets of the Trust Fund shall first be allocated to provide pensions that became payable three or more years before the Effective Date of Plan termination, or that could have become payable at the beginning of such three-year period had the Participant not deferred the commencement of his pension by failing to elect earlier commencement, or that could have become payable had a Participant's retirement occurred immediately prior to the beginning of such three-year period, provided that:

              (i) the portion of the Pension payable to a Participant or the beneficiary of a Participant (or that could have been payable) shall be based on the provisions of the Plan in effect five years prior to the effective date of Plan termination; and for this purpose, the first Plan Year in which an amendment became effective, or was adopted, if later, shall constitute the first year an amendment was in effect; and further provided that:

              (ii) if the Pension payable under the Plan had been reduced, either by amendment due to the form in which the Pension is being paid, during the three-year period ending on the effective date of Plan termination, then the lowest benefit in pay status during such three-year period shall be considered the benefit in pay status for purpose of this category (a).

         (b) Other Benefits Eligible for Termination Insurance: To the extent that the amount of a Pension has not been provided in the foregoing category
(a), the remaining assets shall be allocated to provide any pension provided under the Plan for a Participant whose employment terminated prior to the effective date of Plan termination, or any immediate or deferred Pension that would have been payable to or on behalf of a Participant had his employment terminated for a reason other than death on the Effective Date of Plan termination, provided that the amount of a Pension to be provided under this category (b) shall be determined as follows:

              (i) the portion of the Pension payable to a Participant or the beneficiary of a Participant (or that could have been payable) based on the provisions of the Plan in effect five years prior to the effective date of Plan termination; and for this purpose, the first Plan Year in which an amendment was in effect; plus

              (ii) the portion of the Pension payable to a Participant or the beneficiary of a Participant which would have been included in (i) above had the Plan or a plan amendment been in effect five years prior to the effective date of plan termination, determined as follows: 20% for each Plan Year (less than five) that the Plan or an amendment thereto was in effect, multiplied by the amount that would have been included under subparagraph (i) for such Participant or beneficiary had the Plan or the amendment been in effect for five Plan Years as of the effective date of Plan termination.

         (c) Other Vested Benefits: To the extent that the amount of a Pension has not been provided in the foregoing categories (a) and (b), the remaining assets shall be allocated to provide the benefit payable under the Plan to or on behalf of a Participant whose employment terminated prior to the effective date of Plan termination, or that would have been payable to or on behalf of a member had his employment terminated for a reason other than death on the effective date of Plan termination, in the following order of preference:

              (i) to any Participant who had retired prior to the effective date of Plan termination in circumstances constituting a normal or disability retirement under this Plan, or who was eligible to retire on the effective date of Plan termination under such circumstances; or

              (ii) to any Participant who had retired prior to the effective date of Plan termination or, who was eligible to retire on the effective date of Plan termination; or

              (iii) to any Participant whose employment had terminated prior to the effective date of Plan termination with entitlement to a Deferred Vested Pension, or who would have been eligible for a Deferred Vested Pension had his employment terminated on the effective date of Plan termination.

         (d) Other Benefits: To the extent that the amount of a pension has not been provided in the foregoing categories (a), (b) and (c), the remaining assets shall be allocated to provide the benefit accrued under the Plan, without regard to the satisfaction of the vesting requirements of this Plan, with respect to each Participant whose employment had not terminated as of the effective date of Plan termination, according to the respective actuarial value of each such Participant's Accrued Benefit.

         If the assets of the Trust Fund applicable to any of the above categories are insufficient to provide full benefits for all persons in such group, the benefits otherwise payable to such persons shall be reduced proportionately. The Actuary shall calculate the allocation of the assets of the Trust Fund in accordance with the above priority categories, and certify his calculations to the fiduciaries. No liquidation of assets and payment of benefits (or provision therefor) shall actually be made by the Trustee until after it is advised by the Employer in writing that applicable requirements, if any, of ERISA governing termination of "Employee Pension Benefit Plans" have been, or are being, complied with or that appropriate authorizations, waivers, exemptions or variances have been, or are being obtained.

         Section 10.4. Manner of Distribution: Subject to the foregoing provisions of this Article X, any distribution after termination of the Plan may be made, in whole or in part, to the extent that no discrimination in value results, in cash, in securities or other assets in kind, or in nontransferable annuity contracts, as the Committee in its discretion shall determine.

         Section 10.5. Residual Amounts: In no event shall the Employer receive any amounts from the Trust Fund upon termination of the Plan, except that, and notwithstanding any other provision of the Plan, the Employer shall receive such amounts, if any, as may remain after the satisfaction of all liabilities of the Plan and arising out of any variations between actual requirements and expected actuarial requirements.

                                   ARTICLE XI.

                        SUCCESSOR EMPLOYER AND MERGER AND
                             CONSOLIDATION OF PLANS

         Section 11.1. Successor Employer: In the event of a dissolution, merger, consolidation, or reorganization of the Employer, provision may be made by which the Plan and Trust will be continued by the successor; and, in that event, such successor shall be substituted for the Employer under the Plan. The substitution of the successor shall constitute an assumption of Plan liabilities by the successor, and the successor shall have all of the powers, duties and responsibilities of the Employer under the Plan.

         Section 11.2. Plan Assets: In the event of any merger or consolidation of the Plan with, or transfer in whole or in part of the assets and liabilities of the Trust Fund to another trust fund held under any other plan of deferred compensation maintained or to be established for the benefit of all or some of the Participants of this Plan, the assets of the Trust Fund applicable to such Participants shall be transferred to the other trust fund if and only if:

              (i) each Participant would (if either this Plan or the other Plan then terminated) receive a benefit immediately after the

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

merger, consolidation or transfer, which is equal to or greater than the benefit
he  would  have  been  entitled  to  receive   immediately  before  the  merger,
consolidation or transfer (if this Plan had then been terminated); and

              (ii)  resolutions  of the Board of Trustees of the Employer  under this Plan, and of any new or successor Employer of the affected Participants shall authorize such transfer of assets; and in the case of the new or successor Employer of the affected Participants; its resolution shall include an assumption of liabilities with respect to such Participant's inclusion in the new Employer's plan; and

              (iii) such other plan and trust are qualified under Section 401(a) and 501(a) of the Internal Revenue Code.

                                  ARTICLE XII.

                    CREDITED SERVICE FOR CERTAIN PARTICIPANTS

         Notwithstanding anything to the contrary herein contained, a Participant of this Plan on May 1, 1971 who was a former employee of City Savings Bank, and who became a Participant of this Plan on May 1, 1964 pursuant to the merger of The Greater New York Savings Bank and City Savings Bank, shall receive credited Service for his continuous employment by City Savings Bank prior to May 1, 1964. There shall be deducted from any monthly benefit payable to such Participant under this Plan either:

                  (a) The monthly amount of any benefits to which such Participant shall be entitled from the Savings Banks Retirement System for such prior service with City Savings Bank, or

                  (b) The monthly amount of any equivalent benefits attributable to the cash settlement received from the Savings Banks Retirement System for such prior service with City Savings Bank, with interest, on such cash settlement, at the rate of 4 1/2% compounded annually from May 1, 1964 to the date benefit payments commence under this Plan.

and in either case the benefits deducted may be equitably determined on an actuarial basis, or adjusted whenever appropriate to reflect the time of commencement of payments or the election of optional forms of payment.

                                  ARTICLE XIII.

                        SERVICE FOR CERTAIN PARTICIPANTS

         Notwithstanding anything to the contrary herein contained, for hourly compensated Employees who were employed by the Employer prior to October 1, 1976, the Effective Date of this Amended and Restated Plan, and who became Plan Participants on October 1, 1976, the following rule shall apply:

         Each consecutive twelve month period prior to October 1, 1976, but in no event prior to October 1, 1958, in which the Employee has 1,000 or more hours of employment shall be considered as service for purposes of determining eligibility for benefits, subject to the break in service provisions as contained in this Plan.

         In no event shall Credited Service be granted for the period or periods described in this Article XIII.

                                   ARTICLE XIV

                 PARTICIPATION, SERVICE AND CREDITED SERVICE FOR
                   CERTAIN EMPLOYEES WHO WERE PARTICIPANTS IN
                       THE RSSI PLAN ON SEPTEMBER 1, 1989

         Effective September 1, 1989, the RSSI Plan was merged into this Plan. Any current Employee who was a Participant in the RSSI Plan on September 1, 1989 ("Merger Date") shall become a Participant in this Plan as of said Merger Date. Said Employees shall be credited with "Service" and "Credited Service," for the purposes of this Plan, equal to their "Vested Service" and "Credited Service" under the terms of the RSSI Plan as of the Merger Date, and such Employees shall be entitled to receive a Pension benefit under the terms of this Plan. In no event shall the Pension payable hereunder be less than the Retirement Benefit payable under the RSSI Plan based on the accrued benefit of such Employees in the RSSI Plan as of the Merger Date. Any former

Employee who retired with the right to a Retirement Benefit under the RSSI Plan but who was not receiving a Retirement Benefit on the Merger Date, shall be entitled to receive a Pension from this Plan equal to the Retirement Benefit payable under the RSSI Plan based upon such former Employee's Accrued Benefit on the date of his termination of service. All such Employees and former Employees shall be entitled to all optional forms of benefits available to them under the RSSI Plan with respect to their accrued benefit in the RSSI Plan as of the Merger Date.

                                   ARTICLE XV

        PARTICIPATION, SERVICE AND CREDITED SERVICE FOR CERTAIN EMPLOYEES

         Effective April 1, 1992, employees of the Law Office of Robert P. Carlson ("Law Office Employees") became Employees of The Greater New York Savings Bank. A former Law Office Employee who became an Employee of The Greater New York Savings Bank on April 1, 1992, shall become a Participant in this Plan on April 1, 1992. Any former Law Office Employee who is a Participant on April 1, 1992, shall be credited with Service and Credited Service for the purposes of this Plan for all periods of employment with the Law Office of Robert P. Carlson, or its predecessor, Ahearn, Damanti & Carlson, (together the "Law Office") between May 18, 1987 and March 31, 1992. However, any former Law Office Employee who is a Participant on April 1, 1992, and who is a Highly Compensated Employee (as said term is defined in Section 414(q) of the Code), shall receive Service and Credited Service for periods of employment with the Law Office between May 18, 1987 and March 31, 1992, only if such Highly Compensated Employee is a Participant in this Plan on December 31, 1992. Compensation utilized to calculate the Pension and Accrued Benefit of Participants who were former Law Office Employees shall include all Compensation paid to such Participants during their employment with the Law Office that would qualify as Compensation under the Plan.

                        THE GREATER NEW YORK SAVINGS BANK

                          EMPLOYEE STOCK OWNERSHIP PLAN

                            ADOPTED FEBRUARY 13, 1989
                         EFFECTIVE AS OF JANUARY 1, 1989

                            AS AMENDED JUNE 28, 1989
                         EFFECTIVE AS OF JANUARY 1, 1989

                           AS AMENDED DECEMBER 7, 1989
                         EFFECTIVE AS OF JANUARY 1, 1989

                           AS AMENDED NOVEMBER 8, 1990
                        EFFECTIVE AS OF NOVEMBER 9, 1990

                          AS AMENDED DECEMBER 10, 1992
                          EFFECTIVE AS OF APRIL 1, 1992

                            AS AMENDED MARCH 24, 1993
                         EFFECTIVE AS OF MARCH 26, 1993

                            AS AMENDED APRIL 23, 1993
                         EFFECTIVE AS OF APRIL 23, 1993

                            AS AMENDED JULY 28, 1993
                         EFFECTIVE AS OF JANUARY 1, 1993

                           AS AMENDED DECEMBER 9, 1993
                         EFFECTIVE AS OF JANUARY 1, 1992
                               AND JANUARY 1, 1994

                           AS AMENDED AUGUST 24, 1994
                         EFFECTIVE AS OF AUGUST 24, 1994

                           AS AMENDED DECEMBER 7, 1995
                         EFFECTIVE AS OF JANUARY 1, 1996

                          AS AMENDED DECEMBER 19, 1996
                         EFFECTIVE AS OF JANUARY 1, 1996

                                TABLE OF CONTENTS

ARTICLE                                                                    PAGE

I.       DEFINITIONS.....................................................     1

II.      ELIGIBILITY.....................................................    10

III.     CONTRIBUTIONS...................................................    12

IV.      ALLOCATION OF CONTRIBUTIONS.....................................    12

V.       ACCOUNTS; VALUATION OF TRUST FUND...............................    17

VI.      STOCK RIGHTS OF PARTICIPANTS....................................    20

VII.     VESTING.........................................................    22

VIII.    PAYMENTS OF BENEFITS............................................    23

IX.      NONALIENABILITY.................................................    28

X.       AMENDMENT OF THE PLAN...........................................    28

XI.      TERMINATION OF THE PLAN.........................................    29

XII.     ADMINISTRATION OF THE PLAN......................................    30

XIII.    CERTAIN TRUSTEE POWERS..........................................    35

XIV.     TOP-HEAVY PROVISIONS............................................    36

XV.      CHANGE IN CONTROL...............................................    42

XVI.     PARTICIPATION, SERVICE AND CREDITED SERVICE

         FOR CERTAIN EMPLOYEES...........................................    44

XVII.    MISCELLANEOUS...................................................    44

        WHEREAS, The Greater New York Savings Bank, a New York savings bank, desires to establish an Employee Stock Ownership Plan (as defined in Section 4975(e)(7) of the Internal Revenue Code) for its employees and employees of certain affiliated companies, which Plan is designed to invest primarily in Stock (as defined herein) of The Greater New York Savings Bank; and

        WHEREAS, the Board of Directors of The Greater New York Savings Bank has, by resolution duly adopted at a meeting held on February 13, 1989 authorized its officers to enter into an agreement establishing an Employee Stock Ownership Plan;

        NOW, THEREFORE, in consideration of these premises, it is agreed as follows:

                                    ARTICLE I

                                   DEFINITIONS

        The following words and phrases as used herein shall have the following meanings unless a different meaning is required by the context:

        1.01 "ACCOUNT" shall mean the account or accounts to be established by the Committee for each Participant, consisting of the Accounts described in
Section 5.01 and 5.02 and such other accounts as the Committee may determine.

        1.02 "AFFILIATE" shall mean any corporation or unincorporated business controlled by, or under common control with, the Company within the meaning of Sections 414(b) and (c) of the Code; provided, however, that for purposes of the limitations upon "Annual Additions" to a Participant's Account contained in
Section 4.05, "Affiliate" shall be determined in accordance with Section 415(h) of the Code.

        1.03 "AFFILIATED EMPLOYER" shall mean an Employer and any corporation which is a member of a controlled group of corporations (as defined in Section 414(b) of the Code) which includes the Employer; any trade or business (whether or not incorporated) which is under common control (as defined in Section 414(c) of the Code) with the Employer; any organization (whether or not incorporated) which is a member of an affiliated service group (as defined in Section 414(m) of the Code) which includes the Employer; and any other entity required to be aggregated with the Employer pursuant to regulations under Section 414(o) of the Code.

        1.04 "BENEFICIARY" shall mean such person or persons as may be entitled, by effective designation of a Participant (in accordance with the provisions of Section 2.03(b) or otherwise in accordance with the provisions of Section 2.03(c)), upon the death of such Participant to receive any benefits or payments hereunder.

        1.05 "BOARD OF DIRECTORS" or "BOARD" shall mean the Board of Directors of the Company or any committee of the Board to which the Board delegates responsibilities under the Plan.

        1.06 "BREAK IN SERVICE" shall mean a Plan Year or Eligibility Computation Period, as the case may be, during which an Employee (i) has been credited with no more than five hundred (500) Hours or Service with an Employer or an Affiliate and (ii) has incurred a Separation from Service."

        1.07 "CODE" shall mean the Internal Revenue Code of 1986, as amended from time to time.

        1.08 "COMMITTEE" shall mean the committee appointed by the Chairman of the Board to administer the Plan in accordance with Section 12.01, as it may be constituted from time to time, consisting of not less than three (3) officers of the Company who shall be appointed annually by the Chairman of the Board.

        1.09 "COMPANY" shall mean The Greater New York Savings Bank, a New York State banking corporation, or any successor thereto.

        1.10 "COMPENSATION" means the amounts described below:

        (a) Except as provided in (c), Compensation means W-2 Compensation paid during the Plan Year to an Employee for services rendered to the Employer increased by (i) such portion of wages or compensation which the Participant elects to defer and have contributed to a profit sharing plan meeting the requirements of Section 401(k) of the Internal Revenue Code, and (ii) compensation reduction contributions for medical, dental or dependent care or other benefits under a cafeteria plan meeting the requirements of Section 125 of the Internal Revenue Code;

        (b) For purposes of Section 4.02 and 4.03, Compensation shall be determined only for the portion of the Plan Year during which an Employee is a Participant;

        (c) For purposes of determining the limitations under Section 4.05, and for purposes of Article XIV (except for determining a Key Employee under Section 14.03(a)), Compensation means W-2 Compensation paid during the Plan Year to an Employee by an Employer and all Affiliates, not increased by any amount by which the Employee's Compensation is reduced by salary reduction or any similar arrangement under any qualified defined contribution plan or qualified defined benefit plan (as defined in section 415(k) of the Internal Revenue Code) or any cafeteria plan (as described in Section 125 of the Code) maintained by an Employer or Affiliate;

        (d) Notwithstanding the preceding provisions of this Section 1.10 to the contrary, except for purposes of determining the limitations under Section 4.05, the amount of an Employee's Compensation taken into account under the Plan for any Plan Year shall not exceed: (i) for Plan Years ending on or before December 31, 1993, $200,000, adjusted from time to time by the Secretary of the Treasury at the same time and in the same manner as under section 415(d) of the Code; and
(ii) for Plan Years beginning on or after January 1, 1994, $150,000 as adjusted by the Commissioner of the Internal Revenue Service for increases in the cost of living in accordance with Section 401(a)(17)(B) of the Code. In determining the Compensation of an Employee for purposes of this limitation, Compensation shall include any Compensation paid to a spouse or lineal descendants of such Employee who has not attained age 19 before the end of the Plan Year.

        1.11 "DISABILITY" shall mean any mental or physical incapacity of an Employee that, in the opinion of a licensed physician selected by the Company, renders the Employee totally and permanently incapable of performing his assigned duties with his Employer.

        1.12 "EFFECTIVE DATE" shall mean January 1, 1989.

        1.13 "ELIGIBILITY  COMPUTATION PERIOD" with respect to an Employee shall
mean  each  consecutive   twelve-month   period  commencing  on  the  Employee's
employment commencement date and anniversaries thereof.

        1.14 (a) "EMPLOYEE" shall mean, except as provided in Subsection (b) hereof, any person on the payroll of an Employer or an Affiliate who receives Compensation from an Employer or an Affiliate (other than a retirement benefit or retainer). The term Employee shall include leased employees within the meaning of Section 414(n)(2) of the Code. Notwithstanding the foregoing, if such leased employees constitute less than twenty percent of the Employer's nonhighly compensated work force within the meaning of Section 414(n)(1)(C)(ii) of the Code, the term "Employee" shall not include those leased employees covered by a plan described in Section 414(n)(5) of the Code unless otherwise provided by the terms of the Plan.

             (b) The term "Employee" shall not include

                 (i) any person who is a member of a collective  bargaining unit with respect to which retirement benefits were the subject of good faith bargaining between the Employer or an Affiliate and the representatives of such unit, except to the extent that the relevant collective bargaining agreement, by its terms, provides for coverage under the Plan; or

                 (ii) nonresident  aliens who do not receive from an Employer or an Affiliate any earned income that constitutes income from sources within the United States.

            (c) Notwithstanding any other provisions of the Plan, for purposes of determining the number or identity of Highly Compensated Employees or for purposes of the pension requirements of Section 414(n)(3) of the Code, the employees of the Employer shall include leased employees who are individuals defined as Employees in this Section 1.14.

        1.15 "EMPLOYER" shall mean the Company and any Affiliate of the Company that, with the approval of the Board of Directors, has adopted the Plan with respect to the Employees of such Affiliate, and any successor to any such Employer. The Committee shall maintain separate records reflecting the interest in the Trust allocable to contributions made by each such Employer.

        1.16 "ENTRY DATE" shall mean the Effective Date and each January 1 and July 1 thereafter.

        1.17 "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time.

        1.18 "FAIR MARKET VALUE" shall mean (a) with respect to Common Stock, the prevailing price per share on a national securities exchange or if not listed on any such exchange a price not less favorable to the Plan than the offering price for the Stock as established by the current bid and asked prices quoted by persons independent of the issuer and any party in interest or (b) in the case of Stock for which there is no generally recognized market, the fair market value of the Stock as determined in good faith by the Trustee or other named fiduciary under the provisions hereof and in accordance with regulations under Section 3(18) of ERISA.

        1.19 "FAMILY MEMBER" shall mean an individual described in Section 414(q)(6)(B) of the Code.

        1.20 "HIGHLY COMPENSATED EMPLOYEE"  shall have the  meaning  defined  in
Section 414(q) of the Code.

        1.21 (a) "HOUR OF SERVICE" shall mean each hour for which an Employee is paid or entitled to payment by an Employer or an Affiliate--

                 (i) for the performance of duties;

                 (ii) on account of a period of time during  which no duties are performed (irrespective of whether the Employee has incurred a Separation from Service) due to vacation, holiday, illness, incapacity (including Disability), lay-off, jury duty, military duty, or leave of absence; or

                 (iii) for which back pay, irrespective of mitigation of damages, is either awarded or agreed to by an Employer or an Affiliate;

provided, however, that no hour shall be credited as an Hour of Service under more than one of the preceding clauses.

        (b) Hours of Service determined in accordance with Subsection (a)(i) hereof shall be credited for the Plan Year (or other applicable computation period specified in the Plan) in which the duties were performed.

        (c) Hours of Service determined in accordance with Subsection (a)(ii) hereof shall be credited for the Plan Year (or other applicable computation period specified in the Plan) during which the Employee is compensated for other than the performance of duties. Notwithstanding anything to the contrary in the preceding sentence--

                 (i) not  more  than  five  hundred  one  (501)  Hours  shall be credited under Subsection (a)(ii) hereof to an Employee on account of any single continuous period during which the Employee performs no duties (whether or not such period occurs in a single Plan Year or other applicable computation period under the Plan);

                 (ii) an hour for which an Employee  is  directly or  indirectly paid or entitled to payment, on account of a period during which no duties are performed, shall not be credited to such Employee if such payment is made or due under a plan maintained solely for the purpose of complying with applicable worker's compensation, unemployment compensation, or disability insurance laws; and

                 (iii) Hours of Service shall not be credited for a payment that solely reimburses the Employee for medical or medically related expenses incurred by the Employee.

        For purposes of Subsection (a)(ii) hereof, a payment shall be deemed to be made by or due from an Employer or an Affiliate regardless of whether any such payment is made by or due from an Employer or an Affiliate directly, or indirectly through, among others, a trust fund or insurer to which an Employer or Affiliate contributes or pays premiums, and regardless of whether contributions made or due to any such trust fund or insurer (or other entity) are for the benefit of a particular Employee or are on behalf of a group of Employees in the aggregate.

        (d) Hours of Service determined in accordance with Subsection (a)(iii) hereof shall be credited for the Plan Year (or other applicable computation period specified in the Plan) to which the agreement or award pertains.

        (e) Hours of Service credited under Subsection (a)(i) hereof shall be determined from records maintained by the Employer; provided, however, that, in the case of an Employee whose Compensation is not determined on the basis of certain amounts for each hour worked and whose hours are not required to be counted and recorded by any Federal law (such as the Fair Labor Standards Act), such Employee's Hours of Service need not be determined from employment records, and such Employee shall be credited with ten (10) Hours of Service for each day in which he would be credited with any Hours of Service under the provisions of this Section.

        (f)  Hours of  Service  credited  under  either  Subsection  (a)(ii)  or
(a)(iii) hereof shall be uniformly credited on the basis of forty (40) Hours or Service for each week or eight (8) Hours of Service for each day.

        (g) In  granting  or  withholding  leaves of  absence  under  Subsection
(a)(ii) hereof, each Employer shall apply uniform and nondiscriminatory rules to all Employees in similar circumstances.

        (h) Notwithstanding any provision of this Section 1.21 to the contrary, Hours of Service shall be credited for a Maternity or Paternity Absence as follows: solely for the purposes of determining whether a Break in Service has occurred, an Employee shall be credited with those Hours of Service that otherwise would normally have been credited to such Employee but for such absence, except that (i) the total number of Hours of Service so credited shall not exceed five hundred and one (501) and (ii) such Hours of Service shall be credited as Hours of Service in the Plan Year in which the absence from work commences if necessary to prevent the Employee from incurring a Break in Service in such Plan Year, and shall otherwise be credited in the Plan Year immediately following the Plan year in which the absence from work commences.

        (i) Nothing in this Section 1.21 shall be construed to alter, amend, modify, invalidate, impair or supersede any law of the United States or any rule or regulation issued under any such law. Nothing contained herein shall be construed as denying an Employee credit for an Hour or Service if credit is required by Federal law, including Department of Labor Regulations 2530.200b-2; and the extent of any such credit shall be determined under such law.

        1.22 "INACTIVE PARTICIPANT" in respect of a Plan Year shall mean an Employee who was previously a Participant but who, during a given Plan Year, neither completed a Year of Vesting Service nor incurred a Break in Service.

        1.23 "LOAN" shall mean a loan described in Section 4975(d)(3) of the Code and which otherwise satisfies the requirements of Section 13.01.

        1.24 "MATERNITY OR PATERNITY ABSENCE" shall mean an absence from work for any period by reason of (a) an Employee's pregnancy, (b) the birth of a child of the Employee, (c) the placement of a child with the Employee in connection with the adoption of such child by such Employee, or (d) the caring or a natural or adopted child for a period beginning immediately following such birth or placement.

        1.25 "NONHIGHLY COMPENSATED EMPLOYEE" shall mean an Employee of the Employer who is neither a Highly Compensated Employee nor a Family Member.

        1.26 "NONSTOCK ACCOUNT" shall mean the Account of the Participant to which assets of the Trust Fund (other than Stock) are credited pursuant to
Article IV.

        1.27 "PARTICIPANT" shall mean any Employee of an Employer who has qualified for participation hereunder pursuant to Section 2.01. An Employee shall cease to be a Participant on the first day of the Plan Year in which he incurs a Break in Service.

        1.28 "PLAN" shall mean THE GREATER NEW YORK SAVINGS BANK EMPLOYEE STOCK OWNERSHIP PLAN as set forth herein, as from time to time amended.

        1.29 "PLAN  ADMINISTRATOR"  shall be the  person  described  in  Section
12.03.

        1.30 "PLAN YEAR" shall mean the twelve-month period commencing January 1 and ending December 31 of each year.

        1.31 "RETIREMENT" shall mean Separation from Service on or after "Normal Retirement Age." "Normal Retirement Age" shall mean the date upon which a Participant attains the age of sixty-five (65) years or, if later, the fifth (5th) anniversary of the first day of the first Plan Year in which a Participant commenced participation in the Plan.

        1.32 "SEPARATION FROM SERVICE" shall mean termination of employment of a Participant with an Employer or an Affiliate for any reason. Separation from Service shall not be deemed to occur upon a Participant's transfer from the employment of one Employer or another Employer or to an Affiliate.

        1.33 "SPOUSE" shall mean the person to whom the participant is married on the date of the Participant's death or any former spouse of the Participant to the extent provided in any qualified domestic relations order as defined in
Section 414(p)(5) of the Code.

        1.34 "STOCK" shall mean (a) shares of common stock, par value $1.00 per share, of the Company ("Common Stock") or (b) shares of noncallable convertible preferred stock of the Company, par value $1.00 per share, that is convertible at any time into such common stock of the Company as is described in clause (a) hereof and which otherwise satisfies the requirements of Section 409(1)(3) of the Code ("Convertible Stock"); provided, however, that such term shall include only such shares as constitute both "employer securities," as defined in Section 409(1) of the Code, and "qualifying employer securities," as defined in Section 407(d)(5) of ERISA.

        1.35 "STOCK ACCOUNT" shall mean the Account of a Participant to which shares of Stock are credited pursuant to Article IV.

        1.36 "TRUST AGREEMENT" shall mean the written agreement between the Company and the Trustee with respect to the Plan.

        1.37 "TRUSTEE" shall mean the Trustee designated in the Trust Agreement and any additional or successor Trustee as shall be appointed by the Board from time to time.

        1.38 "TRUST FUND" or "TRUST" shall mean all of the assets that are held by the Trustee pursuant to the Trust Agreement.

        1.39 "VALUATION DATE" shall mean the last day of any Plan Year or such interim period as the Committee, in its discretion, may prescribe.


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


        1.40 "YEAR OF ELIGIBILITY SERVICE" with respect to an Employee shall mean an Eligibility Computation Period during which such Employee is credited with at least one thousand (1,000) Hours of Service. For purposes of determining an Employee's Years of Eligibility Service, all periods of employment with an Employer or an affiliate, including periods prior to the Effective Date and periods as a non-Employee, shall be recognized.

        1.41 "YEAR OF VESTING SERVICE" with respect to an Employee shall mean each Plan Year during which such Employee is credited with at least one thousand (1,000) Hours of Service. For purposes of determining an Employee's vested interest in his Account, all periods of employment with an Employer, including periods prior to the Effective Date and periods with an Employer as a non-Employee, occurring on or after the Effective Date shall be recognized, except as provided in Section 7.03.

                                   ARTICLE II

                                   ELIGIBILITY

        2.01 Each Employee of an Employer who has been credited with one Year of Eligibility Service as of the date of execution of the Plan by the Company shall become a Participant as of the Effective Date. Each other Employee of an Employer shall become a Participant as of any Entry Date coincident with or next following his completion of one Year of Eligibility Service, provided that he is still an Employee of an Employer on such Entry Date.

        2.02 An Employee who is an Inactive Participant for any Plan Year shall not be deemed a Participant in respect of such Plan Year for purposes of Article III and IV, but shall be deemed a Participant for all other purposes of the Plan.

        2.03 (a) Upon receipt of notification from the Committee that he has qualified for participation in the Plan, a Participant shall designate, on forms provided for that purpose by the Committee, a Beneficiary and successor Beneficiaries who shall be entitled to receive the death benefit provided under the Plan. Except as provided in Subsection (b) hereof, a Participant may, from time to time, change the Beneficiary without notice to such Beneficiary under such rules and regulations as the Committee may from time to time provide.

             (b) The designation of a Beneficiary (i) shall not be effective for any purpose unless and until it has been received by the Committee on the prescribed form and (ii) shall not be effective, if the Participant is married at the time of death, with respect to the designation of any person other than the surviving spouse unless such spouse has consented to the designation in a writing that acknowledges the effect of such consent and that is witnessed by a Plan representative or a notary public, except that such consent shall not be required if the consent cannot be obtained because (i) there is no spouse, (ii) the spouse cannot be located or (iii) such other circumstances as the Secretary of the Treasury may prescribe by regulations.

             (c) If a Participant fails to designate a Beneficiary, or if any such designation is ineffective under Subsection (b) hereof, or if a Participant's designated Beneficiary has predeceased the Participant, then the Spouse or if there is no Spouse to the legal representative of the Participant's estate.

             (d) For purposes of this Section 2.03, a former spouse shall be treated as a spouse to the extent required under Section 414(p)(5) of the Code.

        2.04 A Participant  who has satisfied the  eligibility  requirements  of
Section 2.01 and who thereafter incurs a Separation from Service shall commence participation immediately upon reemployment with an Employer as an Employee.

        2.05 An Employee who incurred a Separation from Service after satisfying the requirements of Section 2.01 but prior to becoming a Participant and who did not incur a Break in Service shall commence participation immediately upon reemployment with an Employer as an Employee, but not before the first Entry Date on which he is otherwise eligible pursuant to Section 2.01 hereof.

        2.06 A leased employee within the meaning of Section 414(n)(2) of the Code shall become a Participant in and accrue benefits under, the Plan based on service as a leased employee only as provided in provisions of the Plan.

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


                                   ARTICLE III

                                  CONTRIBUTIONS

        3.01 As of the Effective Date, the Employers shall contribute to the Trust five shares of Convertible Stock in respect of each Participant in the Plan as of such date. For each Plan Year ending after the Effective Date, the Employer shall contribute to the Trust such amounts as the Board of Directors, in its discretion, may determine; provided, however, that the Employers shall contribute such amounts as may be required to repay the principal amount of and interest on a Loan incurred for the purpose of acquiring shares of Stock; and further provided, however, that the aggregate contribution for each Plan Year shall not exceed the maximum deductible contribution for such Plan Year under
Section 404(a) of the Code.

        3.02 Subject to the provisions of Section 3.01, each Employer may make its contribution for any Plan Year at such time or times as it shall in its sole discretion determine; provided, however, that the total amount of its contribution for any Plan Year shall be made not later than the time prescribed by law for filing its federal income tax return for its fiscal year ending with or within such Plan Year, including extensions thereof.

        3.03 Contributions made by an Employer for any Plan Year shall be made in cash or in shares of Stock; provided, however, that amounts contributed for the purpose of repaying a Loan shall be made in cash, except that cash dividends paid with respect to Stock contributed by an Employer and any interest earned thereon may also be used to repay such Loan. Contributions made by an Employer shall be deemed made as of the last day of the applicable Plan Year.

        3.04 No contributions by Participants shall be required or permitted under the Plan.

                                   ARTICLE IV

                           ALLOCATION OF CONTRIBUTIONS

        4.01 The aggregate amount of the contributions made by the

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


Employers pursuant to Article III in respect of the Plan Year to which such contributions relate (as well as shares of Stock released from the Suspense Account, as described in Section 5.02, by reason of such contributions) shall be allocated among the Participants who (a) were credited with a Year of Vesting Service during the Plan Year with respect to which contributions are made and
(b) were Employees of an Employer on the last day of such Plan Year; provided, however, that a Participant who terminates employment during the Plan Year by reason of Retirement, death or Disability shall receive an allocation for such Plan year without regard to the requirements of clauses (a) and (b) above. Notwithstanding the foregoing, the contribution by the Employers of five (5) shares of Convertible Stock on behalf of each Participant in the Plan as of the Effective Date shall be immediately allocated to the respective Accounts of such Participants as of the Effective Date.

        4.02 For purposes of Section 4.01, a Participant's allocable share of Employer contributions made in respect of a Plan Year shall be determined by multiplying the aggregate of such contributions by a fraction, the numerator of which is the Participant's total Compensation for such Plan Year and the denominator of which is the aggregate Compensation of all Participants for such Plan Year.

        4.03 Any forfeiture arising under Section 4.08 in any Plan Year shall be allocated in the manner specified in Sections 4.01 and 4.02 as though it were an Employer contribution in respect of such Plan Year.

        4.04 (a) In addition to the limitations set forth in Section 4.05, no more than one-third (1/3) of Employer contributions for a Plan Year shall be allocated to the group of Employees consisting of Highly Compensated Employees.

             (b) Allocations for a Plan Year that would otherwise cause the limitations of Subsection (a) hereof to be exceeded shall be reduced or eliminated as necessary, in a manner prescribed by the Committee in accordance with applicable laws and regulations.

        4.05 (a) Notwithstanding  anything to the contrary contained in Sections
4.01 through 4.03, the "Annual Additions" (as hereinafter defined) allocated to a Participant under the Plan and any other "Defined Contribution Plan" (as hereinafter defined) maintained by an Employer or an Affiliate in respect of any Plan Year shall not

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


exceed in the aggregate the lesser of (i) twenty-five percent (25%) of such Participant's total compensation (limited to a) the first $200,000 of such compensation for calendar years beginning before January 1, 1994 and b) the first $150,000 of such compensation for calendar years beginning on or after January 1, 1994, or such greater amounts as permitted by law) for such calendar year or (ii) the sum of (A) Thirty Thousand Dollars ($30,000), as adjusted in accordance with the succeeding sentence, and (B) the lesser of (x) the amount then in effect under clause (A) above and (y) the amount of Stock allocated to the Participant as a result of Employer contributions. The dollar limitations contained in the preceding sentence shall be adjusted for cost of living increases for such Plan Year and to such extent as is authorized by the Secretary of the Treasury under Section 415(d) of the Code.

             In the event that the Annual Additions allocated to a Participant under the Plan and all other Defined Contribution Plans maintained by an Employer or an Affiliate in respect of any Plan Year shall exceed in the aggregate the limitations set forth in the preceding sentence, the Employer shall first reduce the Annual Additions to such other Defined Contribution Plans to the extent necessary so that the aggregate Annual Additions to the Plan and to such other Defined Contribution Plans do not exceed such limitations for that Plan Year.

             (b) Notwithstanding the provisions of Subsection (a) hereof, the otherwise permissible Annual Additions allocable to a Participant's Account under this Plan shall be further reduced in the case of any individual who is also a participant in a Defined Benefit Plan maintained by an Employer or an Affiliate, to the extent necessary (as determined by the Committee), so that the overall limitations on benefits and contributions contained in Section 415(e) of the Code will not be exceeded. For this purpose, the Committee shall compute the "Defined Contribution Plan Fraction" (as hereinafter defined) and adjust the "Defined Benefit Plan Fraction" (as hereinafter defined) so that the sum of these fractions shall not exceed 1.0.

             (c) Any amount that may not be added to a Participant's Account by reason of the limitations contained in this Section 4.05 shall be reallocated to the Accounts of other Participants pursuant to the provisions of this Article
IV. Any amount that cannot be reallocated to other Participants' Accounts by reason of these limitations shall be credited to a suspense account and reallocated as of the end of the following Plan Year among the then Participants in accordance with Sections 4.01 through 4.03, and no contributions shall be made in such Plan Year prior to such reallocation.

             (d) For purposes of this Section 4.05, the following definitions shall apply:

                 (i) "Annual  Addition" shall mean, in the case of this Plan and any other Defined Contribution Plan maintained by an Employer or an Affiliate, the sum of (A) the amount of Employer contributions and forfeitures allocated to a Participant's Account during the Plan Year (except as provided in the following sentence), (B) the Employee's Contributions if any, and (C) amounts described in
             Section 415(l)(1) and 419A(d)(2) of the Code. If the requirements of Section 4.04(a) are met with respect to employer contributions that are deductible under Section 404(a)(9) of the Code, then forfeitures of Stock acquired with the proceeds of a Loan and contributions that are deductible under Section 404(a)(9)(B) of the Code and are charged against the Participant's Account shall be disregarded for purposes of clause (A) of this paragraph.

                 (ii) "Defined  Benefit Plan" shall mean any  "Retirement  Plan"
             (as hereinafter defined) that does not meet the definition of a Defined Contribution Plan.

                 (iii) "Defined  Benefit Plan  Fraction"  shall mean a fraction, the numerator of which is the aggregate of the projected annual benefits (determined as of the last day of the Plan Year) of the Participant under all Defined Benefit Plans maintained by an Employer or an Affiliate, and the denominator of which is the lesser of (A) the dollar limitation in effect under Section
             415(b)(1)(A) of the Code for such year multiplied by 1.25 or (B) the amount that may be taken into account under Section 415(b)(1)(B) of the Code with respect to the Participant under all such Defined Benefit Plans for such year multiplied by 1.4.

                 (iv) "Defined  Contribution  Plan" shall mean a Retirement Plan that provides for an individual account for each Participant and for benefits based solely on the amount contributed to the Participant's Account (and any income, expenses, gains and losses attributable thereto) and any forfeitures of accounts of other Participants that may be allocated to such Participant's account. For this purpose, employee contributions made pursuant to a Defined Benefit Plan maintained by an Employer or an Affiliate shall be treated as a separate Defined Contribution Plan.

                 (v) "Defined Contribution Plan Fraction" shall mean a fraction, the numerator of which is the aggregate of the Annual Additions to the Participant's Account under this Plan and any other Defined Contribution Plan maintained by an Employer or an Affiliate for such Plan Year and all prior Plan Years, and the denominator of which is the lesser of the following amounts determined for such Plan Year and each prior Year of Service with an Employer or
             Affiliate: (A) the dollar limitation in effect under Section 415(c)(1)(A) of the Code for such year (determined without regard to Section 415(c)(6) of the Code) multiplied by 1.25 or (B) the amount that may be taken into account under Section 415(c)(1)(B) of the Code with respect to the Participant under all such Defined Contribution Plans for such year multiplied by 1.4.

                 (vi) "Retirement Plan" shall mean (A) any profit sharing, pension or stock bonus plan described in Section 401(a) and 501(a) of the Code, (B) any annuity plan or annuity contract described in
             Section 403(a) or 403(b) of the Code, (C) any individual retirement account or individual retirement annuity described in Sections 408(a) or 408(b) of the Code, or (D) a simplified employee pension described in Section 408(k) of the Code.

             (e)  The  limitations   imposed  by  this  Section  4.05  shall  be
administered in accordance with such rulings and regulations as are issued by the Secretary of the Treasury under Section 415 of the Code.

        4.06 Each Employer shall on the last day of each Plan Year certify to the Committee (a) a list of the Employees of such Employer who are entitled to share in the contributions made pursuant to Section 3.01 for the fiscal year ending with or within the Plan Year and (b) the respective Compensation of such Employees for service with such Employer for the portion of such year during which they are Participants; and the Committee shall, after the receipt of this certification and the Employers' contributions, credit to each Participant's Accounts the amount to be allocated pursuant to Sections 4.01 and 4.02.

        4.07 Neither the aforesaid allocation nor the crediting of any Participant's Account shall vest in any Participant any right, title or interest in or to any assets of the Trust except at the time or times and upon the terms and conditions expressly set forth herein.

        4.08 Subject to Section 8.02(b), the nonvested balance in a Participant's Accounts shall be forfeited as of the last day of the Plan Year in which occurs a Break in Service. Forfeitures shall reduce a Participant's Accounts in the following order: first, his Non-stock Account; second, the subaccount of his Stock Account that is maintained for Stock not acquired with the proceeds of a Loan; and last, the remaining subaccount of his Stock Account.

                                    ARTICLE V

                        ACCOUNTS; VALUATION OF TRUST FUND

        5.01 Establishment of Participant Accounts. Individual Accounts of Participants in the Plan shall be maintained under the direction of the Committee. Such Accounts shall include a Nonstock Account for each Participant, showing the value of his interest in the net assets of the Trust Fund (other than Stock), a Stock Account for each Participant, showing the number of shares of Stock in the Trust Fund standing to his credit, and such other Accounts as the Committee may determine. Within each Stock Account, separate subaccounts shall be maintained for Stock acquired with the proceeds of a Loan and for Stock not so acquired.

        5.02 (a) Establishment of Suspense Account. Any Stock that is acquired with the proceeds of a Loan shall be carried in a Suspense Account and shall not be allocated to the Stock Accounts of Participants until its release from such Suspense Account.

             (b) Release of Shares from Suspense Account. Subject to the provisions of Subsection (c) hereof, upon the payment of each

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


installment of principal and interest on a Loan, the following number of shares of Stock acquired with the proceeds of a Loan shall be released from the
Suspense Account: for each Plan Year during the duration of the relevant Loan, the number of shares so acquired and held in the Suspense Account immediately before release, multiplied by a fraction the numerator of which is the amount of principal and interest to be paid in respect to the relevant Loan for the year and the denominator of which is the principal and interest to be paid in respect of the relevant Loan for the current and all future years. Cash dividends paid during a Plan Year on Stock held in the Suspense Account ("Unallocated Dividends") be applied in the following order (i) shall be used to satisfy any cash requirements of the Trustee for purposes of making distributions to Participants (or Beneficiaries) pursuant to Article VIII, (ii) shall be used to release Stock from such Suspense Account, but only to the extent of any installments of principal and interest due during such Plan Year on a Loan, and
(iii) shall be allocated among Participants' Nonstock Accounts as investment earnings. Cash dividends paid with respect to Stock allocated to a Participant's Stock Account ("Allocated Dividends") shall, at the discretion of the Committee, be (i) allocated to the Participant's Nonstock Account as investment earnings,
(ii) used, to the extent practicable, for the purchase of Stock, which Stock shall be credited to the Participant's Stock Account in an amount equal to the Fair Market Value of dividends that would have been credited to the Participant's Account, (iii) paid to the Participant at the same time and in the same manner as such dividends are paid to other shareholders of Stock, (iv) paid to the Trust and distributed therefrom to Participants within ninety (90) days after the last day of the Plan Year in which so paid, (v) used to release Stock from the Suspense Account, provided all applicable legal requirements are satisfied, (vi) used to repay a Loan or (vii) any combination of (i)-(vi) above, to the extent permitted by applicable law.

                 (i) If  Unallocated  Dividends are used to repay any Loans then outstanding, then upon such repayment, shares of Stock shall be released from the Suspense Account and transferred to Participants' Stock Accounts in accordance with paragraph (iii) below. If Allocated Dividends are used to repay a Loan, upon such repayment, shares of Stock shall be released from the Suspense Account and transferred to Participants' Stock Accounts in accordance with paragraph (ii) below.


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


                 (ii) The number of  released  shares of Stock  with  respect to
             Allocated Dividends shall be the total number of shares released on account of the Loan amortization payment multiplied by a fraction. The numerator of the fraction shall be the amount of the Allocated Dividends used to make the loan amortization payment. The denominator of the fraction shall be the fair market value, determined as of the time that shares are released from the Suspense Account, of the total number of shares released as a result of the Loan amortization payment. The number of released shares with respect to Allocated Dividends shall be allocated among Participants' Accounts in the same proportion that each
             Participant's Allocated Dividends used to make the Loan amortization payment bears to the total amount of such Allocated Dividends.

                 (iii) The number of released shares with respect to Unallocated
             Dividends shall be the balance (after the application of the preceding paragraph) of the shares released on account of the Loan amortization payment, multiplied by a fraction. The numerator of the fraction shall be the amount of Unallocated Dividends used to make the Loan amortization payment. The denominator of the fraction shall be the amount of the Loan amortization payment reduced by the amount of the Allocated Dividends used to make the Loan amortization payment, if any. The number of released shares with respect to Unallocated Dividends shall be allocated among the Participants' Accounts pursuant to Section 4.02.

             (c) If a Loan provides for annual payments of principal and interest at a cumulative rate that is not less rapid at any time than level annual payment of such amounts for ten (10) years and satisfies such other requirements as may be set forth in the Code and regulations thereunder, then in lieu of the provisions of subsection (b) above, the following number of shares of Stock acquired with the proceeds of such Loan shall be released from the Suspense Account for each Plan Year during the duration of the relevant Loan: the number of shares so acquired and held in the Suspense Account immediately before release, multiplied by a fraction the numerator of which is the amount of principal paid with respect to the relevant Loan for the current and all future Plan Years. This subsection (c) shall not be applicable from the time that, by reason of a renewal, extension, or refinancing of the relevant Loan, the sum of the expired duration of the exempt Loan, the renewal, the extension period, and the duration of a new exempt Loan exceeds ten (10) years.

        5.03 The Trustee shall, on and after the Effective Date, value the Trust Fund as of each Valuation Date as herein provided to reflect each Participant's interest in the Trust Fund. For purposes of the Plan, the value of Stock held by the Trust shall be its Fair Market Value as determined in accordance with
Section 1.18.

        5.04 A Participant who has attained age 55 and completed at least 10 years of participation in the Plan may elect within 90 days after the close of each Plan Year in the Election Period (as hereinafter defined) to receive a distribution of up to twenty-five percent (25%) of his Accounts less the amount held in his Nonstock Account (less the amount of any prior distributions pursuant to this Section), provided that in the case of the last Plan Year in the Election Period, the Participant may elect a distribution of up to fifty percent (50%) of his Accounts, less the amount held in his Nonstock Account (less the amount of any prior distributions pursuant to this Section). For purposes of this Section, "Election Period" means the period of six (6) consecutive Plan Years beginning with the Plan Year in which the Participant attains age fifty-five (55) or, if later, beginning with the Plan Year in which the Participant has both attained the age of fifty-five (55) and completed at least 10 years of participation in the Plan.

                                   ARTICLE VI

                          STOCK RIGHTS OF PARTICIPANTS

        6.01. Voting Rights. Each Participant (or, in the event of his death, his Beneficiary) is, for purposes of this Section, hereby designated a "named fiduciary", within the meaning of Section 403(a)(1) of ERISA, with respect to the shares of stock allocated to his Account and to his proportionate share of the shares of Stock held in the Suspense Account and shall have the right to direct the Trustee as to the manner in which shares of Stock allocated to his Account are to be voted on each matter brought before an annual or special stockholders' meeting of the Company. Before each such meeting of stockholders, the Committee shall cause to be furnished to each Participant (or Beneficiary) a copy of the proxy solicitation material, together with a form requesting confidential directions on how such shares of Stock allocated to the Participant's Account shall be voted on each such matter. Upon timely receipt of such directions the Trustee shall on each such matter vote as directed the number of shares (including fractional shares) of Stock allocated to such Participant's Account. The instructions received by the Trustee from Participants shall be held by the Trustee in strict confidence and shall not be divulged or released to any person, including officers or employees of the Company or any Affiliate. The Trustee shall vote both allocated shares for which it has not received direction, as well as unallocated shares, in the same proportion as directed shares are voted.

        6.02 Rights on Tender or Exchange Offer. Each Participant (or, in the event of his death, his Beneficiary) is, for purposes of this Section, hereby designated a "named fiduciary", within the meaning of Section 403(a)(1) of ERISA, with respect to the shares of Stock allocated to his Account and to his proportionate share of the shares of Stock held in the Suspense Account and shall have the right, to the extent of the number of shares of Stock allocated to his Account, to direct the Trustee in writing as to the manner in which to respond to a tender or exchange offer with respect to shares of Stock. The Committee shall use its best efforts to timely distribute or cause to be distributed to each Participant (or Beneficiary) such information as will be distributed to stockholders of the Company in connection with any such tender or exchange offer. Upon timely receipt of such instructions, the Trustee shall respond as instructed with respect to shares of such Stock. The instructions received by the Trustee from Participants shall be held by the Trustee in strict confidence and shall not be divulged or released to any person, including officers or employees of the Company or any Affiliate. If the Trustee shall not receive timely instruction from a Participant (or Beneficiary) as to the manner in which to respond to such tender or exchange offer, the Trustee shall not tender or exchange any shares of Stock with respect to which such Participant has the right of direction. Unallocated shares of Stock shall be tendered or exchanged by the Trustee in the same proportion as shares of Stock with respect to which Participants (or Beneficiaries) have the right of direction are tendered or exchanged.

        6.03 Standards for Trustee's Powers. Notwithstanding any other provisions of the Plan, the Trustee shall carry out its duties under the Plan in accordance with (a) the Plan insofar as the Plan is consistent with the provisions of Title I of ERISA and (b) applicable requirements of law.

                                   ARTICLE VII

                                     VESTING

        7.01 (a) A Participant shall be fully and nonforfeitably vested in the balance in his Account upon his death, Disability or attainment of Normal Retirement Age.

             (b) A Participant who has not met the requirements of Section 7.01(a) at the time of his Separation from Service shall be vested in the balance in his Account in accordance with the following schedule:

            Number of Years                                Vested
            of Vesting Service                           Percentage
            ------------------                           ----------
            Less than 2 years                                 0%
            2 years but less than 3 years                    20%
            3 years but less than 4 years                    40%
            4 years but less than 5 years                    60%
            5 years but less than 6 years                    80%
            6 years or more                                 100%

        7.02 For purposes of Section 7.01, the balance in a Participant's Account shall be determined as of the last day of the Plan Year in which occurs such Retirement or other Separation from Service.

        7.03 (a) In the case of a Participant who has incurred five (5) consecutive Breaks in Service, Years of Vesting Service completed by such Participant after such Breaks in Service shall be disregarded for purposes of determining his vested interest under Section 7.01 in the portion of the balance in his accounts that accrued before such Breaks in Service.

             (b) In the case of a nonvested Participant whose number of consecutive Breaks in Service exceeds the greater of five (5) or the aggregate number of Years of Vesting Service occurring prior to such Breaks in Service, Years of Vesting Service completed by such

Participant before such Breaks in Service shall be disregarded for purposes of determining his vested interest under Section 7.01 in the portion of the balance in his Accounts have accrued subsequent to such Breaks in Service.

             (c) In the case of a Participant who has incurred a Break in Service, Years of Vesting Service completed by such Participant prior to such Break in Service shall be disregarded for purposes of determining his vested interest under Section 7.01 until such Participant shall have completed a Year of Vesting Service during a Plan year after the Plan Year in which such Break in Service was incurred.

        7.04 Termination of Employment with Employer to Accept Employment with Chemical Bank: Notwithstanding Section 7.01 hereof, if a Participant's employment with the Employer is terminated by reason of his decision to accept employment with Chemical Bank in connection with a certain Assignment and Assumption Agreement between The Greater New York Savings Bank and Chemical Bank dated April 18, 1990, as amended by an Agreement for Extension of Time dated October 15, 1990, he shall become fully vested, as of the date of his termination of service with the Employer, in the unvested portion of his Account.

        7.05 Termination of Employment with Employer to Accept Employment with Republic National Bank of New York: Notwithstanding Section 7.01 hereof, if Participant's employment with the Employer is terminated by reason of his decision to accept employment with Republic National Bank of New York in connection with a certain Purchase and Assumption Agreement between The Greater New York Savings Bank and Republic National Bank of New York dated as of January 15, 1993, he shall become fully vested, as of the date of his termination of service with the Employer, in the unvested portion of his Account.

                                  ARTICLE VIII

                              PAYMENTS OF BENEFITS

        8.01 Upon the Retirement, death or Disability of a Participant, the entire balance of his Accounts shall commence to be distributed to the Participant (or, in the event of his death, to his Beneficiary), as soon as practicable following the end of the Plan

Year in which occurs such Retirement, death or Disability. Such distribution shall be made (a) in whole shares of Stock plus cash in lieu of any fractional shares or, at the election of the Participant (or Beneficiary) if his or her Account is then credited with less than 100 shares of Stock, in cash, and (b) at the election of the Participant, in a lump sum or in equal installments over a period not to exceed five (5) years or, if less, the life expectancy of the Participant (or the life expectancies of the Participant and a designated beneficiary); in no event shall payment be made in the form of a life annuity. A Participant receiving a distribution of Convertible Stock from his Account shall have the right to direct the Trustee to either (a) sell to the Company the shares of Convertible Stock then credited to his Account, or (b) convert such shares into shares of Common Stock, whichever shall result in greater value to the Participant. After making such direction, a Participant shall receive the entire amount in his or her ESOP Account in the form of Common Stock or cash and in a lump sum or periodic payments, as determined in the second sentence of this
Section 8.01. In any case where a Participant is required by the terms of the Plan to receive a distribution from his Account (other than upon Plan termination), and fails to direct the Trustee in the manner set forth above within a 60-day period commencing on the date following the date of such required distribution, the Convertible Stock shall remain in his Account until the earlier of (i) the 61st day of the following Plan Year or (ii) the date on which a distribution is required under Code Section 401(a)(9) or any other provision of applicable law, at which time the Participant shall be deemed to have directed the Trustee to either sell to the Company such Convertible Stock for cash or, if it would result in a greater cash distribution, to convert the Convertible Stock to Common Stock and then sell the Common Stock for cash; provided, however, that the Trustee may not sell shares of Convertible Stock to the Company if such sale would be determined by a bank regulatory authority or under generally accepted accounting principles to be adverse to the capital treatment of such Convertible Stock, in which case the Trustee will be required to convert such Convertible Stock into Common Stock. The Participant shall receive a cash distribution in an amount equal to the cash proceeds from his or her deemed election. For purposes of this Section 8.01, the rights extended to Participants hereunder shall also apply to any Beneficiary or alternate payee.

        8.02 (a) Upon the Separation from Service of a Participant other than by reason of Retirement, death or Disability, the vested portion of his Accounts shall commence to be distributed in the manner otherwise specified in Section 8.01 as soon as practicable following the end of the Plan Year in which such Separation from Service occurs (subject to the provisions of Section 8.03 and except as may otherwise be provided by law); provided, however, that if the vested portion of a Participant's Accounts exceeds $3,500, no distribution of any part thereof shall be made prior to the Participant's Normal Retirement Age without the written consent of the Participant.

             (b) If a Participant described in Subsection (a) hereof receives a distribution of the vested portion of his Accounts pursuant to such Subsection
(a) and such Participant is not fully (100%) vested in his Accounts, the nonvested portion of his Accounts shall be forfeited as of the last day of the Plan Year in which such distribution is made and shall be allocated to the Accounts of other Participants in accordance with Section 4.03. If the Participant is reemployed prior to the occurrence of five (5) consecutive Breaks in Service and if the Participant repays to the Plan the entire amount of such distribution within five (5) years of his resumption of employment, then the forfeited portion of his Accounts shall be restored, unadjusted by any gains or losses experienced by the Trust subsequent to the date on which such portion of his Accounts was forfeited.

        8.03 (a) Notwithstanding anything to the contrary in this Article VIII, and except as provided in Section 8.03(b), the balance of a Participant's Account shall commence to be distributed no later than the sixtieth (60th) day after the latest of the last day of the Plan Year in which (a) the Participant attains the age of sixty-five (65) years, (b) occurs the fifth (5th) anniversary of the year in which the Participant commenced participation in the Plan or (c) the Participant incurs a Separation from Service; provided, however, that such distribution shall commence no later than April 1 of the calendar year next following the calendar year in which the Participant attains (or would have attained, in the case of a deceased Participant) seventy and one-half (70 1/2) years of age.

             (b) The following provisions shall be applicable to distributions under the Plan (except to the extent that earlier or more rapid distributions are otherwise required by law), unless the Participant otherwise elects another distribution option made available to him under the Plan:

                 (i) The distribution of a Participant's Accounts shall commence not later than one year after the last day of the Plan Year (A) in which he incurs a Separation from Service after his Normal Retirement Age or by reason of Disability or death; or (B) which is the fifth Plan Year following the plan year in which he otherwise incurs a Separation from Service (unless he is reemployed by the Employer before such year); provided, however, that if the Participant is reemployed by the Employer as of the last day of the fifth Plan Year following the Plan Year of such Separation from Service, distribution to the Participant prior to any subsequent Separation from Service, shall be in accordance with terms of the Plan other than this clause (B).

                 (ii) If a Participant  shall elect to receive a distribution of his Account in installments pursuant to Section 8.01, the Participant's Account shall be distributed in substantially equal periodic payments (at least annually) over a period not exceeding the greater of (A) five years, or (B) if the Fair Market Value of a Participant's Account attributable to Stock is in excess of $500,000 as of the date distribution is required to begin under this Article VIII, five years plus an additional one year (up to an additional five years) for each $100,000 increment, or fraction of such increment, by which the value of the Participant's Account exceeds $500,000. In no event shall such distribution period exceed the period permitted under Section 401(a)(9) of the Code. The dollar amounts prescribed in this Subsection shall be adjusted for increases in the cost of living as prescribed by the Secretary of the Treasury.

                 (iii) For purposes of this  Section  8.03(b),  a  Participant's
             Accounts shall not include any Stock acquired with the proceeds of a Loan described in Code Section 404(a)(9) until the last day of the Plan Year in which such Loan has been repaid in full.

             (c) If a Participant dies before the entire balance of his Accounts have been distributed (whether or not such distribution has commenced), the balance in his Accounts shall be distributed in a lump sum to his Beneficiary (or, if there is no Beneficiary, to his Spouse or if there is no Spouse to the legal representative of the Participant's estate) as soon as practicable following the death of a Participant.

        8.04. Direct Rollovers Of Eligible Rollover Distributions.  This Section
8.04 applies to distributions made on or after January 1, 1993. Notwithstanding any provision of the Plan to the contrary that would otherwise limit a distributee's election hereunder, a distributee may elect, at the time and in the manner prescribed by the Plan Administrator, to have any portion of an eligible rollover distribution paid directly to an eligible retirement plan specified by the distributee in a direct rollover.

        The following words and phrases, when used in this Section 8.04, unless their context clearly indicates otherwise, shall have the following respective meanings:

        a) Eligible rollover distribution: An eligible rollover distribution is any distribution of all or any portion of the balance to the credit of the distributee, except that an eligible rollover distribution does not include: any distribution that is one of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the distributee or the joint lives (or joint life expectancies) of the distributee and the distributee's designated beneficiary, or for a specified period of ten years or more; any distribution to the extent such distribution is required under section 401(a)(9) of the Code; and the portion of any distribution that is not includible in gross income (determined without regard to the exclusion for net unrealized appreciation with respect to employer securities).

        b)  Eligible   retirement  plan:  An  eligible  retirement  plan  is  an
individual retirement account described in section 408(a) of the Code, an individual retirement annuity described in section 408(b) of the Code, an annuity plan described in section 403(a) of the Code, or a qualified trust described in section 401(a) of the Code, that accepts the distributees' eligible rollover distribution. However, in the case of an eligible rollover distribution to the surviving spouse, an eligible retirement plan is an individual retirement account or individual retirement annuity.

        c) Distributee: A distributee includes an employee or former employee. In addition, the employee's or former employee's surviving spouse and the employee's or former employee's spouse or former spouse who is the alternate payee under a qualified domestic relations order, as defined in section 414(p) of the Code, are distributees with regard to the interest of the spouse or former spouse.

        d) Direct rollover: A direct rollover is a payment by the Plan to the eligible retirement plan specified by the distributee.

                                   ARTICLE IX

                                 NONALIENABILITY

        9.01 Assignment and Alienation. Except to the extent provided by Subsection (b) hereof and by applicable laws and regulations, benefits under the Plan may not be anticipated, assigned (either at law or in equity), alienated, or subjected to attachment, garnishment, levy, execution or other legal or equitable process.

        9.02 Qualified Domestic Relations Order. The creation, assignment, or recognition of a right to any benefit payable with respect to a Participant pursuant to a "qualified domestic relations order" (as such term is defined in Section 414(p) of the Code) is not prohibited.

                                    ARTICLE X

                              AMENDMENT OF THE PLAN

        10.01 The Board of Directors shall have the right at any time, and from time to time, to amend in whole or in part any of the provisions of this Plan. Such amendment shall be binding upon the Participants and their Beneficiaries, the Trustee, the Committee and all parties in interest. No such amendment shall, however, authorize or permit any of the assets of the Trust Fund to be used for, or directed to, purposes other than the exclusive benefit of the Participants or their Beneficiaries; no amendment that materially increases the rights, duties or responsibilities of the Trustee may be made without its written consent; and no such amendment shall decrease (within the meaning of Section 411(d)(6) of the Code) the accrued benefit of any Participant. Any such amendment shall become effective as of the date specified therein upon (a) delivery of a written instrument, executed by the Company, to the Trustee and (b) the endorsement by the Trustee of its written consent thereof, if such consent is required.

        10.02 Notwithstanding anything to the contrary contained in Section 10.01, no amendment may be made that shall retroactively deprive a Participant of any benefit funded by a contribution made in respect of a Plan Year ending prior to the Plan Year during which the amendment was executed, unless such amendment is necessary to permit the Plan to qualify under Section 401(a) and
Section 4975(e)(7) of the Code. This Section 10.02 shall not be construed so as to prevent the amendment of the Plan at any time to conform to any final regulations issued by the Secretary of the Treasury following the date hereof.

                                   ARTICLE XI

                             TERMINATION OF THE PLAN

        11.01 The Board of Directors may, by appropriate notice to the Trustee, terminate the Plan in its entirety. The Board of Directors may at any time require any Employer to withdraw from the Plan, and any Employer may voluntarily withdraw with the consent of the Board of Directors, and upon such withdrawal, the Plan, in respect to such Employer, shall be terminated.

        11.02 Upon termination of the Plan with respect to an Employer, the Trustee shall allocate and segregate for the benefit of the Participants then or theretofore employed by such Employer their proportionate interest in the Trust Fund.

        11.03 Any termination or partial termination shall be effective as of the date specified in the resolution providing therefor, if any, and shall be binding upon the Employers, the Trustee, the Committee, all Participants and all parties in interest.

        11.04 Upon a termination of the Plan in its entirety, each Participant shall be fully (100%) vested in the balance in his Accounts, determined as of the date of such termination, and such benefit shall be nonforfeitable.

        11.05 In the event of a partial termination of the Plan, the rights of all affected Participants to their Account balances, determined as of the date of such partial termination, shall be fully (100%) vested.

        11.06 Upon the termination of the Plan in its entirety, the Trustee shall--

              (a) pay any and all expenses chargeable against the Trust;

              (b) determine, in accordance with the provisions of Article V, the balance in each Participant's Accounts;

              (c) repay the Loan, as the Trustee and the creditor shall agree and in the case of sale of shares of Stock held in the Suspense Account, allocate to each Participant that portion of the remaining balance of the proceeds which is determined by multiplying such remaining balance by a fraction, the numerator of which is the Participant's Account balance as of the date of termination of the Plan, and the denominator of which is the aggregate Account balances of all Participants in the Plan as of such date; and

              (d) pay over to each Participant the balance in his Stock Account in shares of Stock (and cash in lieu of any fractional shares), and the balance in his Nonstock Account in cash; and

              (e) continue to maintain the Trust and Plan to pay benefits in accordance with the provisions of Article VIII, except that no Employee shall become a Participant on or after the effective date of such termination.

        11.07 For purposes of this Article XI, the term "termination" shall include a complete discontinuance of contributions under the Plan.

                                   ARTICLE XII

                           ADMINISTRATION OF THE PLAN

        12.01 The Plan shall be administered by the ESOP Committee (sometimes referred to herein as the Committee). The Committee shall consist  of not less  than  three  (3)  officers  of the  Company  who  shall be appointed annually by the Chairman of the Board and shall hold office until their successors have been duly appointed or until death, resignation or removal. The Committee is hereby designated as the "named fiduciary" within the meaning of Section 402(a) of ERISA (other than for purposes of Section 6.02 hereof).

        12.02 The members of the Committee shall elect from their number a chairman and a secretary, either or both of whom may be a Participant hereunder. The Committee shall hold meetings upon such notice, at such place or places, and at such time or times as they may determine. A majority of the members of the Committee then serving shall constitute a quorum for the transaction of business. All resolutions or other actions taken by the Committee shall be by vote of a majority of those present at a meeting of the Committee at which a quorum shall be present or, if they act without a meeting, in a writing signed by all the members of the Committee then serving. Any dissenting Committee member who, within a reasonable time after he has knowledge of any action or failure to act by the majority, registers his dissent in writing delivered to the Board of Directors and other members of the Committee shall not, subject to the provisions of ERISA, be responsible for any such action or failure to act.

        12.03 As of the Effective Date, a Plan Administrator of the Plan shall be designated by the Committee. The Plan Administrator shall be the senior officer in charge of the Human Resources Department, and in his absence or incapacity, the next senior officer in charge of the Human Resources Department shall be the Plan Administrator.

        The duties of the Plan Administrator are as follows: To serve as Plan Administrator under the direction of the Committee with responsibilities that shall include the establishment of a claims procedure; the filing with the Secretary of Labor of all Plan descriptions and reports required by ERISA; furnishing Participants and Beneficiaries with Plan descriptions and reports required by ERISA; providing the Committee with information that may be reasonably required by it; and providing to Participants on a timely basis any information or forms required by ERISA.

        12.04 The Committee, through the Plan Administrator, may appoint such accountants, enrolled actuaries within the meaning of

Section 3042 of ERISA, legal counsel, investment advisors, specialists and other persons as it deems necessary or desirable in connection with the discharge of its responsibilities. The Committee and Plan Administrator shall be entitled to rely conclusively upon, and shall be fully protected in any action taken by it in good faith in relying upon, any opinions or reports that shall be furnished to it by any such accountant, actuary, counsel or other specialist.

        12.05 The Committee and the Plan Administrator shall serve without compensation for services as such. All expenses of the Committee and the Plan Administrator shall be paid out of the Trust Fund, unless paid by the Employers. Such expenses shall include any expenses incident to the functioning of the Committee and the Plan Administrator, including, but not limited to, fees of accountants, actuaries, legal counsel, investment advisors, specialists and other similar costs.

        12.06 The Committee and the Plan Administrator shall discharge their duties with respect to the Plan solely in the interests of the Participants and their Beneficiaries and--

              (a)  for  the   exclusive   purpose  of   providing   benefits  to
Participants and their Beneficiaries and defraying reasonable expenses for administering the Plan;

              (b) with the care, skill, prudence and diligence under the circumstances then prevailing that a prudent man, acting in like capacity and familiar with such matters, would use in the conduct of an enterprise of a like character and with like aims; provided, however, that this requirement, to the extent that it would require diversification of the investment of the Trust Fund, shall not be deemed violated by the acquisition or holding of Stock; and

              (c) in accordance with the documents and instruments governing the Plan insofar as such documents and instruments are consistent with the provisions of ERISA.

        12.07 The Employers shall indemnify and hold harmless the Committee and the Plan Administrator and each of their designees under Section 12.09(b) who is an employee of any Employer against any and all claims, loss, damages or expense, including legal fees and other expenses of litigation and liability arising from any action or failure to act in carrying out duties with respect to the Plan, except when the same is judicially determined to be due to the gross negligence or willful misconduct of the Committee or any such designee.

        12.08 In carrying out their duties with respect to the general administration of the Plan, the Committee, through the Plan Administrator, shall have, but shall not be limited to, the following powers:

              (a) to determine all questions relating to the eligibility of employees to participate in the Plan;

              (b) to compute the amount and kind of benefits payable to Participants and their Beneficiaries;

              (c) to authorize disbursements from the Trust in accordance with the provisions of the Plan;

              (d) to maintain all the necessary records for the administration of the Plan;

              (e) to interpret the provisions of the Plan and to make and publish such rules for their regulation as are not inconsistent with the terms hereof; and

              (f) to change or to modify the method of accounting for the Plan or Trust.

        12.09 (a) The Committee, through the Plan Administrator, shall, except as provided in Subsection (b) hereof, administer the Plan in accordance with its terms and shall have all powers necessary to carry out the provisions of the Plan. The Committee shall interpret the Plan in a nondiscriminatory manner and shall determine all questions arising in the administration, interpretation and application of the Plan. Any such determination by the Committee or the Plan Administrator shall be conclusive and binding on all persons.

              (b) The Committee may establish procedures for the designation of persons other than named fiduciaries to carry out fiduciary responsibilities (other than "trustee responsibilities," as such term is defined in Section 405(c)(3) of ERISA) under the Plan. If any fiduciary responsibility is allocated or if any person is designated to carry out any responsibility pursuant to the last preceding sentence, the named fiduciary will not be liable for any act or omission of such person in carrying out such responsibility, except as provided in Section 405(c)(2) of ERISA.

        12.10 (a) A Participant or Beneficiary may file with the Committee, through the Plan Administrator, a written claim for benefits under the Plan. The Committee, through the Plan Administrator, shall, within a reasonable time not to exceed ninety (90) days, unless special circumstances require an extension of time of not more than an additional ninety (90) days (in which event a Participant or Beneficiary shall be notified of the delay during the first ninety (90)-day period), provide adequate notice in writing to any Participant or Beneficiary whose claim for benefits shall have been denied, setting forth the following matters in a manner calculated to be understood by the Participant or Beneficiary:

                  (i) the specific reason or reasons for the denial;

                  (ii) specific  reference to the provision or provisions of the
            Plan on which the denial is based;

                  (iii) a description of any additional  material or information required to perfect the claim, and an explanation of why such material or information is necessary; and

                  (iv) information as to the steps to be taken in order that the denial of the claim may be reviewed.

              (b) If written notice of the denial of a claim has not been furnished to a Participant or Beneficiary, and such claim has not been granted within the time prescribed in Subsection (a) hereof (including any applicable extension), the claim for benefits shall be deemed denied.

              (c) A Participant or Beneficiary whose claim for benefits shall have been denied in whole or in part, may, within sixty (60) days from either the receipt of the denial of the claim or from the time the claim is deemed denied (unless the notice of denial grants a longer period within which to respond), appeal such denial to the Committee through the Plan Administrator. The Participant or Beneficiary may, upon request, at this time review documents pertinent to his claim and may submit written issues and comments. Failure to file such appeal within the applicable time period shall be a bar to all future proceedings with respect to the claim.

              (d) The Committee, through the Plan Administrator, shall notify a Participant or Beneficiary of its decision within sixty (60) days after an appeal is received, unless special circumstances require an extension of time of not more than an additional sixty (60) days (in which event a Participant or Beneficiary will be notified of the delay during the first sixty (60)-day period). Such decision shall be given by the Plan Administrator in writing in a manner calculated to be understood by the Participant or Beneficiary and shall include (i) specific reasons for the decision and (ii) specific reference to the provision or provisions of the Plan on which the decision is based.

        12.11 The Committee and the Plan Administrator shall have no power to add to, subtract from or modify any of the terms of the Plan, or to change or add to any benefits provided by the Plan, or to waive or fail to apply any requirements of eligibility for a benefit under the Plan.

                                  ARTICLE XIII

                             CERTAIN TRUSTEE POWERS

        13.01 The Trustee is specifically authorized to borrow funds (including a borrowing from the Company or other Employer) to acquire Stock or repay a prior loan incurred to acquire Stock, subject to the following conditions:

              (a) any Loan to the Trust and acquisition of Stock with the proceeds thereof shall be at the direction of the Trustee;

              (b) the term of the Loan shall be for a definite  period;

              (c) the interest rate on the Loan may not exceed a reasonable rate of interest;

              (d) any collateral pledged to the creditor by the Trust shall consist only of the Stock purchased with the borrowed funds or the Stock used as collateral on a prior Loan under this Section that is being repaid with the proceeds of the current Loan;

              (e) under the terms of the Loan, the creditor shall have no recourse against the Trust except with respect to such collateral, contributions made hereunder (other than contributions of Stock) to meet obligations under the Loan, and earnings attributable to such collateral and to the investment of such contributions;

              (f) the Loan shall be repaid only from amounts lent to the Trust and the proceeds of the Loan, from amounts contributed hereunder (other than contributions of Stock) to meet obligations under the Loan and earnings attributable to the investment thereof, and from any earnings attributable to collateral given for the Loan;

              (g) upon the payment of any portion of the balance due on the Loan, a pro rata portion, as determined pursuant to Section 5.02(b) and regulations promulgated under ERISA and the Code, of the Stock originally acquired with the proceeds of the Loan shall be released from encumbrance; and

              (h) in the event of default under the Loan, the value of the assets of the Trust transferred in satisfaction of the Loan may not exceed the amount of the default.

                                   ARTICLE XIV

                              TOP-HEAVY PROVISIONS

        14.01 Application. If in any Plan Year, the Plan is or becomes a Top-Heavy Plan (as hereinafter defined), then the provisions of this Article shall apply for such Plan Year and shall supersede any conflicting provisions of the Plan. The date for determining the applicability of this Article (the "Determination Date") is--

              (a) for the first Plan Year of the Plan, the last day of such Plan Year; and

              (b) for any other Plan Year, the last day of the preceding Plan Year.

        14.02 Top-Heavy Plan. The Plan shall constitute a Top-Heavy Plan if, as of the Determination Date, (a) the Plan is not part of an Aggregation Group (as hereinafter defined) and the aggregate of the Accounts of Key Employees (as hereinafter defined) under the Plan exceeds sixty percent (60%) of the aggregate of the Accounts of all Employees under the Plan or (b) the Plan is included in an Aggregation Group and such Group is a Top-Heavy Group (as hereinafter defined). Solely for the purpose of determining if the Plan, or any other plan included in an Aggregation Group of which this Plan is a part, is top-heavy (within the meaning of Section 416(g) of the Code) the accrued benefit of an Employee other than a Key Employee shall be determined under (a) the method, if any, that uniformly applies for accrual purposes under all plans maintained by the Affiliated Employers, or (b) if there is no such method, as if such benefit accrued not more rapidly than the slowest accrual rate permitted under the fractional accrual rate of Section 411(b)(1)(c) of the Code.

        14.03 Definitions.   For   purposes  of  this  Article,   the  following
definitions shall apply:

              (a) The term "Key Employee" means an Employee who at any time during the Plan Year or any of the four (4) preceding Plan Years is--

                  (i) an officer of the Company or an Affiliate having an annual compensation greater than one hundred fifty percent (150%) of the amount in effect under Section 415(c)(1)(A) of the Code for such Plan Year; provided, however, that no more than the lesser of (A) fifty (50) Employees or (B) the greater of three (3) Employees or ten percent (10%) of all Employees are to be treated as officers;

                  (ii) of those Employees  having annual  compensation  from the
            Company or an Affiliate  greater than the limitation in effect under
            Section 415(c)(1)(A) of the Code and who are one-half percent (1/2%) owners of the Company or an Affiliate, each of the ten (10) owning the largest interests in the Company and its Affiliates;

                  (iii) a five percent (5%) owner of the Company or
            an Affiliate; or

                  (iv) a one percent  (1%) owner of the Company or an  Affiliate having an annual compensation from the Company and its Affiliates of more than $150,000.

An Employee is considered to be a five percent (5%) owner of the Company or an Affiliate if the Employee owns more than five percent (5%) of the outstanding stock of the Company or any Affiliate or stock possessing more than five percent (5%) of the total combined voting power of all of the stock of the Company or an Affiliate. The same rules apply to determine whether an Employee is a one percent (1%) owner or a one-half percent (1/2%) owner. For purposes of paragraphs (ii), (iii), and (iv) of this Subsection (a), the constructive ownership rules of Section 318 of the Code apply with the substitution of "five percent (5%)" for "fifty percent (50%)" in paragraph (a)(2)(C)of such Section. For purposes of paragraph (ii) of this Subsection (a), if two (2) Employees have equal interests in the Company or an Affiliate, the Employee with the greater annual compensation from the Company or an Affiliate has the larger interest. For purposes of this Article XIV, the terms "Employee" and "Key Employee" include the beneficiaries of such employees.

              (b) (i) The  term  "Aggregation  Group"  means  the group of plans that includes any plan maintained by the Company or an Affiliate (A) in which a Key Employee is a participant or (B) that enables a plan in which a Key Employee is a participant to meet the requirements of
            Section 401(a)(4) or 410 of the Code. Collectively bargained plans that cover a Key Employee shall be included for this purpose.

                  (ii) In any Plan Year,  in  testing  for  top-heaviness  under
            Subsection (c) hereof, the Committee may in its discretion expand the Aggregation Group to take into account any other plan maintained by the Company or an Affiliate, but only if such expanded Aggregation Group does not, as a result of such expansion, fail to meet the requirements of Section 401(a)(4) and 410 of the Code. Collectively bargained plans that do not cover a Key Employee may be included for this purpose.

            (c) The term "Top-Heavy Group" means an Aggregation Group as to which, as of the Determination Date, the sum of--

                  (i) the present value of the cumulative  accrued  benefits for
            Key Employees under all defined benefit plans included in such Group, and

                  (ii) the aggregate of the accounts of Key Employees  under all defined contribution plans included in such Group exceeds sixty percent (60%) of the sum of such present values and accounts for all employees under all such plans in such Group.

        14.04 Present Value and Accounts. For purposes of Sections 14.02 and 14.03(c) of this Article XIV, the following rules shall apply in determining the present value of the cumulative accrued benefit for any employee and the amount of the account of any employee:

              (a) the present value of accrued benefits and the value of accounts shall be determined as of the most recent Valuation Date that falls within, or on the last day of, the twelve (12)-month period ending on the Determination Date;

              (b) Company contributions and employee contributions, with the exception of accumulated deductible employee contributions, shall be taken into account;

              (c) all  amounts  distributed  to a  Participant  within  the five
(5)-year period ending on the Determination Date shall be taken into account, including any amount distributed from a terminated plan that would have been required to be included in the Aggregation Group had it not been terminated;

              (d) with respect to a transferee plan, any rollover contribution or similar transfer initiated by an Employee and made after December 31, 1983, shall be disregarded (except to the extent provided in regulations issued by the Secretary of Treasury);

              (e) if an Employee ceases to be a Key Employee, such Employee's accrued benefit and account shall be disregarded (for purposes of determining the present value of cumulative accrued benefits and the amount of the accounts of both Key Employees and all Employees) for any Plan Year after the last Plan Year for which he was treated as a Key Employee; and

              (f) the benefits and accounts of persons who have performed any services for the Company or an Affiliate for the five (5)-year period ending on the Determination Date shall be disregarded.

        14.05 Vesting Requirements. If the Plan is determined to be a Top-Heavy Plan in any Plan Year, then a Participant's right to his Account balance derived from employer contributions, determined as of the end of such Plan Year, shall vest in accordance with the following schedule, unless a more rapid vesting schedule is in effect under the terms of the Plan:

        Years of Vesting Service                   Vested Percentage
        ------------------------                   -----------------
                   2                                      20%
                   3                                      40%
                   4                                      60%
                   5                                      80%
                   6 or more                             100%

If the Plan ceases to be a Top-Heavy Plan in any Plan Year, then the vesting schedule set forth in Article VII shall apply for such Plan Year with respect to any portion of a Participant's Account balance that is forfeitable as of the beginning of such Plan Year; provided, however, that a Participant with five (5) or more Years of Vesting Service shall be given the option of remaining under the vesting schedule set forth above.

        14.06 Minimum Contribution. (a) If this Plan is determined to be a Top-Heavy Plan in any Plan Year, then the employer contribution for such Plan Year for each "participant" (as such term is defined for this purpose in regulations issued by the Secretary of the Treasury) who is not a Key Employee shall not be less than three percent (3%) of such participant's Compensation. The employer contribution shall not, however, exceed the percentage of each participant's Compensation that is equal to the highest percentage of Compensation which contributions are made for the Plan Year for any Key Employee
(a) under the Plan or (b) if the Plan is part of an Aggregation Group, under any defined contribution plan in such Group; provided, however, that this sentence shall not apply if the Plan is required to be included in an Aggregation Group and enables a defined benefit plan to meet the requirements of Section 401(a)(4) or 410 of the Code. For purposes of the preceding sentence, the percentage of Compensation at which contributions are made for a Key Employee shall be computed without regard to Compensation in excess of the ceiling on includable Compensation set forth in
Section 14.07. For purposes of this Section 14.06, employer contributions attributable to a salary reduction or similar arrangement shall be taken into account with respect to Key Employees, and contributions made pursuant to Chapter 21 of Title II of the Social Security Act shall be disregarded.

              (b) The minimum contribution described in Subsection (a) hereof shall be made with respect to each Participant who is not a Key Employee without regard to (i) the number of Hours of Service credited to the Participant for the Plan Year in question, (ii) the Participant's level of Compensation for such Plan Year or (iii) any failure by the Participant to make a mandatory contribution for such Plan Year, but only if such Participant has not separated from service as of the close of such Plan Year.

              (c) The provisions of Subsections (a) and (b) hereof shall not apply with respect to any Participant who, for the Plan Year in question, receives the minimum contribution set forth in Subsection (a) hereof under another Defined Contribution Plan (as defined in Section 4.05(d)(vi)) maintained by the Employer or an Affiliate or receives the minimum benefit prescribed in
Section 416(c) of the Code under a Defined Benefit Plan (as defined in Section 4.05(d)(ii)) maintained by the Employer or an Affiliate.

        14.07 Ceiling on Includable Compensation. If this Plan is determined to be a Top-Heavy Plan in any Plan Year, then only the first $200,000 of a Participant's Compensation shall be taken into account in determining the allocation to the Account of such Participant for the Plan Year. The $200,000 limit shall automatically be adjusted for such Plan Years and to such extent as is permitted by the Secretary of the Treasury.

        14.08  Exception for  Collectively  Bargained  Plans.  Section 14.05 and
14.06 shall not apply to any employee who is included in a collective bargaining unit if there is evidence that retirement benefits were the subject of good faith bargaining between the representatives of such unit and the Company or an Affiliate.

        14.09 Combined Limit on Contributions and Benefits for Key Employees. If the Plan is determined to be a Top-Heavy Plan in any Plan Year, then the denominators of the defined benefit and defined contribution fractions for purposes of paragraphs (2)(B) and (3)(B) of Section 415(e) of the Code for any Key Employee who participates in both a defined benefit plan and a defined contribution plan included in a Top-Heavy Group shall be the lesser of 1.0 (as applied to the dollar limit) or 1.4 (as applied to the limit based on compensation); provided, however, that this Section 14.09 shall not apply if all of the following conditions are satisfied:

              (a) With respect to Participants not included in any defined benefit plan of an Employer or an Affiliate, the employer contribution for such Plan Year for each Participant who is not a Key Employee is not less than four percent (4%) of such Participant's Compensation;

              (b) With respect to Participants included in a top-heavy defined benefit plan of an Employer or an Affiliate, the employer contribution for such Plan Year for each such Participant who is not a key employee is not less than seven and one-half percent (7-1/2%) of such Participant's Compensation; and

              (c) The Plan would not be a Top-Heavy Plan if "ninety percent (90%)" were substituted for "sixty percent (60%)" in Sections 14.02 and 14.03(c) of this Article XIV.

                                   ARTICLE XV

                                CHANGE IN CONTROL

        15.01 Limited Participation upon a Change in Control of the Company. Upon the occurrence of a "change in control of the Company" (as defined in Section 15.03 hereof), only those persons who either (i) are Employees of an Employer immediately preceding the occurrence of a change in control of the Company (whether or not any such person is then a Participant in the Plan) or
(ii) become Employees of an Employer on or following such a change in control of the Company provided that during the one-year period prior to becoming Employees they were not employed by an Affiliate or any affiliate (withing the meaning of Section 414(b) and (c) of the Code) of any person (other than the Company and its Subsidiaries) party to any transaction giving rise to such change in control of the Company, shall be eligible to be Participants in the Plan following such change in control of the Company.

        15.02  Immediate  Vesting  Upon a  Change  in  Control  of the  Company.
Notwithstanding any provision of Article VII to the contrary, upon the occurrence of a change in control of the Company, each Participant (and each Employee who becomes a Participant thereafter) shall be fully and nonforfeitably vested in the balance in his Account (including any amount credited to such Account following such change in control of the Company).

        15.03 Definition of Change in Control of the Company. For purposes of this Agreement, a "change in control of the Company" shall be deemed to have occurred if (A) any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 25% or more of the combined voting power of the Company's then outstanding securities; or (B) during any period of two consecutive years (not including any period prior to the execution of this Agreement), individuals who at the beginning of such period constitute the Board and any new director (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in clauses (A) or (C) of this Subsection) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or (C) the shareholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 80% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all the Company's assets.

                                   ARTICLE XVI

        PARTICIPATION, SERVICE AND CREDITED SERVICE FOR CERTAIN EMPLOYEES

        Effective April 1, 1992, employees of the Law Office of Robert P. Carlson ("Law Office Employees") became Employees of The Greater New York
Savings Bank. Notwithstanding anything to the contrary herein, a former Law Office Employee who is an Employee of The Greater New York Savings Bank on April 1, 1992 shall become a Participant in this Plan on April 1, 1992 provided such Employee has been credited with at least 1000 Hours of Service during the one year period commencing on such Employee's employment commencement date (or anniversary thereof) with the Law Office of Robert P. Carlson, or its predecessor, Ahearn, Damanti & Carlson (together the "Law Office"), prior to April 1, 1992. For purposes of determining the eligibility and the vested interest of a former Law Office Employee who becomes a Participant in the Plan on or after April 1, 1992, all periods of employment with the Law Office between May 18, 1987 and March 31, 1992 shall be recognized.

                                  ARTICLE XVII

                                  MISCELLANEOUS

        17.01 In case any provisions of this Plan shall be held illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts of this Plan, but this Plan shall be construed and enforced as if said illegal and invalid provisions had never been inserted herein.

        17.02 This Plan shall be governed, construed, administered and regulated in all respects under the laws of the state of New York, except insofar as they shall have been superseded by the provisions of ERISA.

        17.03 Wherever any words are used herein in the masculine gender, they shall be construed as though they were also used in the feminine gender in all cases where they would so apply, and wherever any words are used herein in the singular form, they shall be construed as though they were also used in the plural form in all cases where they would so apply.

        17.04 In the event of any merger or consolidation of the Plan with any other Plan, or the transfer of its assets or liabilities to any other plan, each Participant shall be entitled to receive a benefit (if the Plan then terminated) immediately after such merger, consolidation or transfer that is equal to or greater than the benefit he would have been entitled to receive immediately before such merger, consolidation or transfer (if the Plan had then terminated).

        17.05 (a) This Plan is based upon the condition precedent that it shall be approved and qualified under Section 401(a) and 4975(e)(7) of the Code as an employees' trust exempt from taxation under Section 501(a) of the Code. In the event the Internal Revenue Service initially determines that the Plan does not qualify under Sections 401(a) and 4975(e)(7) as aforesaid, all contributions made by an Employer prior to such initial determination as to the qualification of said Plan with respect to said Employer, may, at the discretion of said Employer, revert to said Employer.

              (b) Any contribution to the Plan made by an Employer by a mistake in fact shall be returned to such Employer within one year after the date of the contribution.

              (c) Each contribution made hereunder pursuant to Article III is conditioned upon its deductibility under Section 404 of the Code. To the extent that the deductibility of any such contribution is disallowed, it shall be returned to the Employer that made such contribution within one (1) year after the date of disallowance of the deduction.

              (d) This Plan is established for the exclusive benefit of the Participants herein. Except as provided in the foregoing Subsections of this Section, it shall be impossible for any assets of the Trust to revert to an Employer.

              (e) Anything herein to the contrary notwithstanding, neither the establishment of the Plan, nor any modification hereof, nor the creation of the Trust or any Account, nor the payment of any benefits shall be construed as giving any Participant, Beneficiary or any other person whomsoever, any legal or equitable right against the Company, an Employer, the Committee, or the Trustee, unless such right shall be specifically provided for in the Plan; nor shall any of the foregoing be construed as giving any Participant or any other employee of the Employer the right to be retained in the service of the Employer of Affiliate, and all Participants and other employees shall remain subject to discharge to the same extent as if the Plan had never been adopted.

               THE GREATER NEW YORK SAVINGS BANK AND SUBSIDIARIES
                        COMPUTATION OF EARNINGS PER SHARE

                                                        For The Years Ended December 31,
                                                       ----------------------------------
                                                       1996           1995           1994
                                                       ----           ----           ----
                   Primary

Net income .....................................   $18,498,916    $19,239,297    $12,951,303

Less:  Dividends on Series A preferred stock,
        net of tax benefits ....................    (1,210,514)    (1,710,237)    (1,766,804)
       Dividends on Series B preferred stock ...    (6,000,000)    (6,000,000)    (5,550,000)
                                                   -----------    -----------    -----------
Total preferred stock dividends ................    (7,210,514)    (7,710,237)    (7,316,804)
                                                   -----------    -----------    -----------
Adjusted net income for primary earnings
   per share computation .......................   $11,288,402    $11,529,060    $ 5,634,499
                                                   ===========    ===========    ===========
Weighted-average number of shares used to
   compute primary earnings per share ..........    13,528,303     13,592,102     13,428,041
                                                   ===========    ===========    ===========

Primary earnings per share .....................   $      0.83    $      0.85    $      0.42
                                                   ===========    ===========    ===========

               Fully Diluted

Net income .....................................   $18,498,916    $19,239,297    $12,951,303

   Less: Dividends on Series B preferred stock..    (6,000,000)    (6,000,000)    (5,550,000)
         Adjustment to expenses due to proforma
         conversion of Series A preferred stock
         to common shares, net of taxes ........      (834,448)    (1,020,000)    (1,138,000)
                                                   -----------    -----------    -----------

Adjusted net income for fully diluted earnings
   per share computation .......................   $11,664,468    $12,219,297    $ 6,263,303
                                                   ===========    ===========    ===========
Weighted-average number of shares used to
   compute fully diluted earnings per share ....    15,134,708     15,310,584     15,298,964
                                                   ===========    ===========    ===========

Fully diluted earnings per share ...............   $      0.77    $      0.80    $      0.41
                                                   ===========    ===========    ===========

                                (Portions of 1996 Annual Report to Stockholders,
                                 pages 23 to 76, and page 79)
--------------------------------------------------------------------------------
 The Greater New York Savings Bank
 Selected Financial Data                                                      23
--------------------------------------------------------------------------------

                ($ in thousands, except per share data)
                At or for the years ended December 31,   1996         1995         1994         1993         1992
-------------------------------------------------------------------------------------------------------------------
Financial       Total assets                        $ 2,541,888  $ 2,582,977  $ 2,572,631  $ 2,459,696  $ 2,702,849
Condition Data  Loans receivable, net                   951,340    1,071,175    1,191,323    1,285,061    1,427,428
                Securities held to maturity, net      1,174,321    1,091,717    1,125,637      906,148      804,156
                Securities available for sale, net      215,961      202,444       44,331       44,806      262,064
                Deposits                              1,666,674    1,715,340    1,732,453    1,811,311    2,195,850
                Borrowed funds                          640,384      641,242      622,356      438,024      333,763
                Stockholders' equity                    209,648      195,937      182,484      175,506      142,107
                Nonperforming assets                     45,561       55,769      123,674      186,092      245,835
                Troubled debt restructurings            155,538      195,139      199,290      174,769      159,485
                Net loan and real estate chargeoffs       8,771       48,826       30,124       53,751       50,258
                Combined allowance for loan and
                  real estate losses                     20,498       27,269       28,995       44,019       49,270
                ---------------------------------------------------------------------------------------------------
Operations Data Net interest and dividend income    $    72,357  $    72,357  $    77,841  $    72,243  $    74,172
                Provisions for loan and real estate
                  losses                                  2,000       47,100       15,100       48,500       33,000
                Net gain (loss) on sales of assets          766           84         (341)       1,801       22,662
                Net gain on sale of branch                    -            -            -        5,191            -
                Other noninterest income                 10,031       10,335        6,140        8,920        9,951
                Nonperforming loan and real estate
                  activities expense                      3,457        8,398       11,470       15,597       10,485
                Other noninterest expenses               48,151       47,539       47,119       49,466       48,804
                                                         ----------------------------------------------------------
                Income (loss) before taxes and
                  cumulative effect of accounting
                  change                                 29,546      (20,261)       9,951      (25,408)      14,496
                Tax expense (benefit)                    11,047      (39,500)      (3,000)      (3,750)         750
                Cumulative effect of accounting
                  change(1)                                   -            -            -        7,000            -
                ---------------------------------------------------------------------------------------------------
                Net income (loss)                   $    18,499  $    19,239  $    12,951  $   (14,658) $    13,746
                ---------------------------------------------------------------------------------------------------
                Preferred dividend requirements     $     7,211  $     7,710  $     7,317  $     1,816  $     1,848
                Core earnings(2)                         30,780       26,755       25,392       16,100       24,834
                ---------------------------------------------------------------------------------------------------
Per Common      Primary earnings (loss)             $      0.83  $      0.85  $      0.42  $     (1.25) $      0.92
Share Data      Fully diluted earnings (loss)              0.77         0.80         0.41        (1.25)        0.79
                Book value                                11.31        10.55         9.71         9.36        10.65
                Market value                              13.63        12.00         8.75         7.25         3.69
                Cash dividends declared                    0.05            -            -            -            -
                ---------------------------------------------------------------------------------------------------
Selected        Earning asset yield                        7.38%        7.51%        7.19%        7.09%        7.61%
Financial       Cost of funds                              4.60         4.74         4.07         4.14         5.01
Ratios          Interest rate spread                       2.78         2.77         3.12         2.95         2.60
                Net interest margin                        3.02         2.98         3.28         3.04         2.77
                Efficiency ratio(3)                        58.4         57.5         56.1         60.9         58.0
                Stockholders' equity to total
                  assets                                   8.25         7.59         7.09         7.14         5.26
                Nonperforming assets to total
                  assets                                   1.79         2.16         4.81         7.57         9.10
                Negative one-year net gap to total
                  assets                                    0.2          5.7          8.5          9.5          8.7
                ---------------------------------------------------------------------------------------------------
Other Data      Common shares outstanding            13,534,448   13,289,356   13,139,354   12,985,574   12,827,581
                Number of branch offices                     14           14           13           13           14
-------------------------------------------------------------------------------------------------------------------

                              (1) The  cumulative  effect  of  accounting change
            represents the adoption of SFAS No. 109, "Accounting for Income Taxes."

                             (2) Core earnings  is  defined  as  income  before:
            taxes and cumulative effect of accounting change; net gain (loss) on sales of assets; net gain on sale of branch; and provisions for loan and real estate losses.

                             (3) The   efficiency   ratio  is  defined  as other
            noninterest expenses as a percentage of net interest and dividend income plus other noninterest income.

--------------------------------------------------------------------------------
The Greater New York Savings Bank                                             24
Management's Discussion and Analysis
--------------------------------------------------------------------------------
Overview of 1996    For 1996, The Greater New York Savings Bank and Subsidiaries
Results             (the  Bank)  had net  income of $18.5  million,  or $.77 per fully diluted common share,  compared to $19.2  million,  or
                    $.80 per share,  in 1995.  The 1996 results  included  $11.0 million of net tax expense, whereas net income for 1995 included $39.5 million of net tax benefits. The Bank became taxable in 1996 for financial statement purposes due to the recognition of a substantial amount of its deferred tax asset in 1995.

                    Earnings before taxes rose to $29.5 million in 1996, from a pre-tax loss of $20.3 million in 1995. The improvement was primarily due to substantial reductions in the combined provision for loan and real estate losses and expenses for nonperforming loan and real estate activities. The Bank also experienced increased fee income in 1996 from investment product sales and banking services. In recognition of the substantial improvements in the Bank's financial results and condition over the last several years, in December 1996, the Bank paid its first common dividend since 1990 of $.05 per common share.

                    The combined provision for loan and real estate losses declined to $2.0 million in 1996, from $47.1 million in 1995. The provision for 1995 included approximately $36 million related to the rapid disposition strategy initiated in the fourth quarter, which was successful in reducing the Bank's nonperforming assets by nearly $78 million since its inception. Expenses for nonperforming loan and real estate activities also fell sharply from $8.4 million in 1995, to $3.5 million in 1996, or a 59% decline. Other noninterest expenses aggregated $48.2 million in 1996, compared to $47.5 million in 1995, or an increase of 1%.

                    The Bank's net interest margin improved slightly to 3.02% in 1996, from 2.98% in 1995, while net interest and dividend income amounted to $72.4 million in 1996, unchanged from 1995. The Bank's one-year interest rate sensitivity gap improved from a negative 5.7% at December 31, 1995, to a negative 0.2% at December 31, 1996. Noninterest income amounted to $10.8 million in 1996, compared to $10.4 million in 1995. Noninterest income for 1996 included gains aggregating $2.3 million from the sale of mortgage servicing rights and student loans, whereas the income for 1995 included $2.7 million realized from the prepayment of a large commercial real estate loan. Fees from investment product sales and other banking services increased in aggregate by $1.1 million over 1995. Also, residential loan originations nearly doubled to $128 million in 1996, from $66 million last year.

                    Asset quality continued to improve as nonperforming assets fell to $45.6 million, or 1.79% of total assets, at year-end 1996, from $55.8 million, or 2.16%, at December 31, 1995.
                    Loans categorized as troubled debt restructurings also declined from $195.1 million at December 31, 1995, to $155.5 million at December 31, 1996. Net loan and real estate chargeoffs for 1996 declined to $8.8 million, from $48.8 million in 1995. A substantial portion of the chargeoffs was attributable to the rapid disposition strategy. Loans past due for 30 days or more but less than 90 days also declined to $30.6 million at year-end 1996, from $49.3 million at December 31, 1995. Loans which became nonperforming during the year and remained as such at year end amounted to $27.9 million and $25.1 million in 1996 and 1995, respectively. At December 31, 1996, the combined allowance for loan and real estate losses was $20.5 million, compared to $27.3 million at December 31, 1995. The combined allowance (excluding reserves attributable to real estate held for development) represented 42% of nonperforming assets at December 31, 1996, compared to 46% at year-end 1995.

                    Return on average equity was 9.20% for 1996, compared to 10.18% for 1995, while the return on average assets was 0.72% for 1996, versus 0.74% for 1995. The lower returns were a function of the Bank becoming taxable for financial statement purposes in 1996. Stockholders' equity to total assets improved to 8.25% at December 31, 1996, from 7.59% at year-end 1995. At the same time, book value per common share rose to $11.31 at December 31, 1996, from $10.55 a year ago. The Bank's regulatory Tier 1 leverage and total risk-based capital ratios increased to 7.06% and 14.62%, respectively, at December 31, 1996, from 6.02% and 11.98% at December 31, 1995.

                    In January 1997, the Bank announced its intention to form a holding company, which is subject to the required regulatory and shareholder approvals. Under this proposal, Greater New York Bancorp Inc. will become the holding company for the Bank. All the outstanding common and preferred stock of the Bank will be converted, on a one-for-one basis, into all of the outstanding common and preferred stock of Greater New York Bancorp Inc. After this reorganization, the Bank will continue its existing business as a subsidiary of Greater New York Bancorp Inc. The consolidated capitalization, assets, liabilities, net income, stockholders' equity and financial statements of Greater New York Bancorp Inc. immediately following the reorganization will be the same as those of the Bank prior to the reorganization. The holding company is expected to provide the Bank with increased flexibility in the pursuit of its strategic objectives.

--------------------------------------------------------------------------------
The Greater New York Savings Bank                                             25
Management's Discussion and Analysis
--------------------------------------------------------------------------------
Comparison of       At December  31, 1996,  the Bank's total assets  amounted to
Financial           $2.54  billion,  compared to $2.58  billion at December  31,
Condition at        1995.  The slight  decline was due to a lower level of loans
December 31,        receivable,  substantially offset by increases in securities
1996 and 1995       held to maturity and available for sale.  Total  liabilities aggregated $2.33 billion at December 31, 1996, compared to $2.39 billion at year-end 1995, reflecting a lower level of deposits.

                    At year-end 1996, total assets consisted of: securities held to maturity of $1.17 billion, or 46% of total assets; loans receivable, net, of $951.3 million, or 37%; securities available for sale of $216.0 million, or 9%; and all other assets aggregating $200.3 million, or 8%. Deposits amounted to $1.67 billion, or 66% of total assets; borrowed funds totaled $640.4 million, or 25%; all other liabilities aggregated $25.2 million, or 1%; and stockholders' equity amounted to $209.6 million, or 8%. Except for loans, securities, deposits and stockholders' equity, the composition of the Bank's balance sheet remained relatively unchanged from year-end 1995. The Bank anticipates that its assets will grow modestly in 1997.

                    Securities

                    The Bank invests primarily in mortgage-backed and other securities after satisfying its liquidity objectives and lending commitments. To manage interest rate risk, the Bank purchases adjustable-rate securities (most of which have interest rates that adjust at intervals not in excess of 12 months), or fixed-rate securities that have expected average lives of less than six years (even though the stated final maturity may be in excess of six years). In general, the Bank's investments in securities carry a significantly lower credit risk than do its loans receivable. The Bank only purchases securities that are issued by the U.S. government or one of its agencies or sponsored enterprises, or securities rated (at the time of purchase) in one of the three highest investment grades as determined by nationally recognized securities rating agencies. Over the last several years, the Bank's portfolio of securities as a percentage of total assets has increased, while loans receivable have decreased. The reasons for this shift are discussed in the section "Loans Receivable."

                    Securities available for sale amounted to $216.0 million at December 31, 1996, compared to $202.4 million at year-end 1995. The increase was primarily due to purchases of $38.5 million of adjustable-rate, mortgage-backed securities, partially offset by principal repayments. At December 31, 1996, securities available for sale consisted of $171.5 million of mortgage-backed securities and $44.5 million of corporate notes. More than half of the securities in the available-for-sale portfolio were adjustable rate. The available-for-sale portfolio is carried at estimated fair value, which approximated its amortized cost at December 31, 1996 and 1995. The Bank maintains the securities available-for-sale account to provide flexibility in the management of its asset and liability strategies.

                    Securities that the Bank has the intent and ability to hold to maturity are classified as held to maturity and carried at amortized cost. The estimated fair value of the held-to-maturity portfolio was $1.16 billion, compared to its carrying value of $1.17 billion at December 31, 1996. At year-end 1995, the estimated fair value amounted to $1.08 billion, compared to a carrying value of $1.09 billion.

                    Mortgage-backed securities held to maturity totaled $1.04 billion at December 31, 1996, compared to $952.8 million at December 31, 1995. The increase reflected purchases of $276.8 million of adjustable-rate securities, partially offset by principal repayments. At December 31, 1996, this portfolio consisted of $750.2 million of adjustable-rate securities and $292.7 million of fixed-rate securities, and the entire portfolio had an expected weighted-average life of approximately seven and one-half years. Changes in interest rates can impact the average lives of mortgage-backed securities. See the section "Interest Rate Sensitivity" for a further discussion.

                    Other bonds and notes held to maturity amounted to $131.5 million at December 31, 1996, compared to $138.9 million at December 31, 1995. The decrease reflected principal repayments. At year-end 1996, the portfolio consisted predominantly of adjustable-rate corporate notes and fixed-rate revenue bonds issued by New York State and City agencies that are insured by the Federal Housing Administration. The revenue bonds were sold to investment trust funds in previous transactions that are being accounted for as collateralized financing arrangements for financial statement purposes.

                    Due to a highly liquid market for mortgage-backed securities, the Bank uses such securities as collateral in various borrowing arrangements. At December 31, 1996, mortgage-backed securities with a carrying value of $568.9 million were pledged as collateral in such arrangements. For further information on assets sold or pledged in various collateralized financing arrangements, see note 11 "Asset and Dividend Restrictions" to the consolidated financial statements.

--------------------------------------------------------------------------------
The Greater New York Savings Bank                                             26
Management's Discussion and Analysis
--------------------------------------------------------------------------------
                    The credit  quality and related  carrying and estimated fair values of the securities in the held-to-maturity and available-for-sale portfolios at December 31, are summarized in the aggregate as follows:


                                                                                       1996                               1995
                                                            -------------------------------    -------------------------------
                                                            Carrying     % of     Estimated    Carrying     % of     Estimated
($ in millions)                                                Value    Total    Fair Value       Value    Total    Fair Value
------------------------------------------------------------------------------------------------------------------------------

U.S. government/agencies                                    $  789.4     56.8%    $  784.2     $  646.7     50.0%    $  643.4
States and municipals                                           57.1      4.1         56.9         60.6      4.7         60.8
AAA rated securities                                           329.9     23.7        326.3        333.4     25.7        331.4
AA rated securities                                             89.7      6.5         90.0        164.7     12.7        164.7
A rated securities                                              92.1      6.6         87.5         64.9      5.0         63.9
BBB rated securities                                            32.1      2.3         30.1         23.9      1.9         23.0
------------------------------------------------------------------------------------------------------------------------------
                                                            $1,390.3    100.0%    $1,375.0     $1,294.2    100.0%    $1,287.2
------------------------------------------------------------------------------------------------------------------------------

                    At December 31, 1996, securities which were rated BBB consisted of $24.0 million of medium-term, adjustable-rate corporate notes and $8.1 million of adjustable-rate, nonagency mortgage-backed securities. Securities with such ratings are subject to a higher degree of default of interest and/or principal payments due to various factors, including the financial condition of the issuer and delinquency rates of the underlying loans collateralizing mortgage-backed securities. Included in the Bank's investment in mortgage-backed securities at December 31, 1996, was an additional $27.3 million of nonagency securities with similar characteristics as those rated BBB but with a higher credit rating. The Bank believes that the unrealized losses in the security portfolios are temporary and a function of fluctuations in the interest rate environment as well as changes in credit risk factors. However, no assurance can be given that any of the losses will not be recognized in the future.

                    The Bank's investments in nonagency mortgage-backed securities, which aggregated $440.8 million at December 31, 1996, represent senior class obligations which are collateralized by pools of residential 1-4 family loans. These mortgage loans typically do not qualify for agency securitization or purchase programs. Nonagency mortgage-backed securities are subject to certain credit-related risks not normally associated with agency mortgage-backed securities. To help protect investors from credit risk, nonagency securities are structured to provide for the timely payment of principal and interest which is supported to certain levels by various forms of credit enhancements that are in the form of financial guarantees from insurers, letters of credit or subordination features.

                    The investment in the capital stock of the Federal Home Loan Bank of New York (FHLB), which pays a dividend, is required in order to borrow from the FHLB on a secured basis. The amount of the investment, which equaled $23.6 million and $27.9 million at December 31, 1996 and 1995, respectively, fluctuates based on outstanding borrowings with the FHLB.

                    Loans Receivable

                    Over the last several years, the Bank's loan portfolio as a percentage of total assets has decreased, while its portfolio of securities to total assets has increased. This shift is due to various factors. First, the low interest rate environment caused a larger than normal amount of prepayments of higher-yielding commercial real estate and multi-family loans in 1995 and 1996. Second, in order to reduce its exposure to commercial real estate loans, the Bank has not made such loans since 1990 (other than those to finance sales of foreclosed real estate or to convert maturing construction advances to permanent financing). In addition, only a modest amount of new multi-family loans have been originated, primarily due to the reduced profitability of such lending resulting from competitive pricing practices. In determining whether to originate loans, the Bank considers, among other things, whether the new loan can earn a risk-adjusted return that is greater than an alternative security investment. Third, despite a substantially higher level of 1-4 family and cooperative loan originations over the last two years, the low rate environment caused a relatively large number of these originations to be of the long-term, fixed-rate variety, which the Bank normally sells into the secondary market. Finally, a substantial portion of the student loan portfolio was sold in 1996 due to reduced profitability resulting from legislative changes that increased the servicing costs associated with such loans.

--------------------------------------------------------------------------------
The Greater New York Savings Bank                                             27
Management's Discussion and Analysis
--------------------------------------------------------------------------------
                    The lower level of loans receivable (particularly higher-yielding commercial real estate and multi-family loans) has adversely impacted the Bank's net interest margin. However, such impact has been largely offset by increases in the ratio of the Bank's interest-earning assets to interest-bearing liabilities resulting from the investment of funds generated from operations and sales of nonperforming assets. The level and type of earning assets directly impacts the related amounts of interest and fee income to be recognized in future periods. The Bank expects its residential loan originations, including its multi-family lending, to increase in 1997 from 1996 levels.

                    In addition to profitability, competition and general economic conditions, the volume and type of loans originated by the Bank are affected by: management's perception of the demand and credit risk of various types of real estate financing; the availability of funds; the Bank's portfolio needs and its ability to sell loans in the secondary market. Over the last several years, the Bank has focused on residential lending. This effort has included: the introduction of new loan products; new mortgage centers; additional loan representatives, processors and underwriters; the use of mortgage brokers; and increased advertising. To manage interest rate risk, adjustable-rate and medium-term residential and cooperative loans are originated for the Bank's portfolio, while longer-term, fixed-rate loans are predominantly originated for sale into the secondary market.

                    Loans originated and purchased for the years ended December 31, are summarized as follows:


($ in thousands)                                                                          1996        1995        1994
                    --------------------------------------------------------------------------------------------------
For portfolio:
    1-4 family originated                                                             $ 39,514    $ 13,184    $ 23,823
    1-4 family purchased                                                                   517         482          61
    Multi-family originated                                                              4,565       8,048       7,630
    Multi-family purchased                                                                   -      12,700           -
    Commercial real estate originated                                                    3,070      11,760      14,832
    Commercial real estate purchased                                                         -           -       5,936
    Cooperative originated                                                              48,433      14,728       9,097
    Student originated                                                                   7,820       8,722      11,676
    Other consumer originated                                                           10,882       9,848       8,652
For sale:
    1-4 family originated                                                               30,926      31,992      25,176
    Cooperative originated                                                               9,408       6,040       1,025
    Student originated                                                                   2,642           -           -
----------------------------------------------------------------------------------------------------------------------
                                                                                      $157,777    $117,504    $107,908
----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
The Greater New York Savings Bank                                             28
Management's Discussion and Analysis
--------------------------------------------------------------------------------
                    The loan portfolio at December 31, is summarized as follows:


                                                                                      1996                            1995
                                                                --------------------------    ----------------------------
                                                                No. of                % of    No. of                  % of
($ in thousands)                                                 Loans     Amount     Total    Loans      Amount      Total
---------------------------------------------------------------------------------------------------------------------------
Residential 1-4 family:
    Conventional adjustable rate                                 1,412    $164,708     17 %    1,390    $  145,604     13 %
    Conventional fixed rate                                        249      14,442      2        282        14,126      1
    FHA and VA                                                   4,860      21,027      2      6,331        30,935      3
--------------------------------------------------------------------------------------------------------------------------
                                                                 6,521     200,177     21      8,003       190,665     17
--------------------------------------------------------------------------------------------------------------------------
Residential multi-family:
    Conventional                                                   163     216,348     22        185       263,792     24
    FHA project                                                      7      12,283      1          7        12,548      1
--------------------------------------------------------------------------------------------------------------------------
                                                                   170     228,631     23        192       276,340     25
--------------------------------------------------------------------------------------------------------------------------
Commercial real estate                                             254     409,218     42        287       507,279     46
Cooperative                                                      1,302     117,799     12      1,014        79,335      7
Student                                                          2,058       6,673      1     10,352        37,819      4
Other consumer                                                   1,994       8,604      1      1,908         8,393      1
Unearned discount and fees                                           -      (2,534)     -          -        (4,663)     -
--------------------------------------------------------------------------------------------------------------------------
                                                                12,299    $968,568    100 %   21,756    $1,095,168    100 %
--------------------------------------------------------------------------------------------------------------------------



                    The loan portfolio declined by $126.6 million in 1996. The decrease was primarily due to: prepayments, satisfactions and normal amortization aggregating $173.4 million, sales of $95.3 million and chargeoffs of $9.3 million, partially offset by $157.8 million of loan originations and purchases. The prepayments and satisfactions related to multi-family and commercial real estate loans aggregated $103.8 million in 1996.

                    The Bank's loan portfolio is concentrated in commercial real estate and multi-family loans (most of which were originated prior to 1991). Such loans aggregated $637.8 million, representing 65% of the loan portfolio, at December 31, 1996. The remaining portfolio consisted predominantly of $318.0 million, or 33%, of 1-4 family residential loans, including cooperative loans and loans insured by the Federal Housing Authority (FHA) or partially guaranteed by the Veterans Administration (VA). As noted earlier, in 1996 the Bank sold substantially all of its student loan portfolio, which is discussed further in the section "Comparison of Results of Operations for the Years Ended December 31, 1996 and 1995." The Bank continues to originate student loans with the intention to sell them into the secondary market.

                    The repricing of the Bank's adjustable-rate 1-4 family and cooperative loans is based predominantly on a fixed margin mainly above an index of U.S. Treasury securities, for either one-, three- or five-year terms. These loans generally carry periodic and lifetime caps on changes in interest rates. The Bank's mortgage loans on commercial real estate and multi-family properties have original terms of no more than ten years and interest rates that reset predominantly at the end of five years or less, based on a fixed margin mainly over the five-year FHLB cost of funds rate.

                    At December 31, 1996, 86% of multi-family and commercial real estate loans (also sometimes referred to collectively as commercial real estate loans hereafter) and 88% of 1-4 family and cooperative loans were secured by properties located in either New York, New Jersey or Connecticut. Mortgage loans secured by properties outside this region consisted of FHA and VA loans (including FHA project loans) totaling $16.5 million, commercial real estate loans in other northeast states aggregating $81.5 million and $33.0 million of 1-4 family loans in Florida (which were originated before 1991).

                    Credit risk, which represents the possibility of the Bank not recovering amounts due from its borrowers, associated with the 1-4 family loan portfolio, including cooperative loans, is directly related to local economic conditions as well as the Bank's underwriting standards which are generally consistent with the standards of the secondary market. Economic conditions affect the income levels of borrowers and the market value of the underlying collateral. Commercial real estate loans typically bear higher interest rates than 1-4 family and cooperative loans, and entail certain risks not normally found in 1-4 family and cooperative mortgage lending. Commercial real estate loans usually involve larger loans to single borrowers. In addition, satisfactory payment experience on loans secured by income-producing properties (such as office

--------------------------------------------------------------------------------
The Greater New York Savings Bank                                             29
Management's Discussion and Analysis
--------------------------------------------------------------------------------
                    buildings, shopping centers and rental and cooperative apartment buildings) is largely dependent on high levels of occupancy. Thus, these loans are more sensitive to adverse conditions in the real estate market and the economy or specific conditions at or in the vicinity of the property's location.

                    Loans Modified in Troubled Debt Restructurings and Impaired Loans

                    At December 31, 1996, $155.5 million, or 26%, of the Bank's performing multi-family and commercial real estate loans were categorized as troubled debt restructurings under the criteria of SFAS No. 15, "Accounting by Debtors and
                    Creditors for Troubled Debt Restructurings," compared to $195.1 million, or 26%, at December 31, 1995. Troubled debt restructurings (TDRs) are loans on which the Bank has granted certain concessions in light of the borrowers'
                    financial difficulties. These concessions, which are individually negotiated, generally provide for interest rates that are lower than the original contractual rate and may also relate to maturity dates and payment terms. The objective of granting concessions is to maximize the recovery of the Bank's investment. Loans categorized as TDRs have a higher degree of credit risk than the remainder of the performing portfolio.

                    Loans classified as troubled debt restructurings at December 31, are summarized as follows:

                                                                                   1996                                      1995
                                                 --------------------------------------    --------------------------------------
                                                                    Current    Original                       Current    Original
($ in thousands)                                 No.      Amount    Rate(1)     Rate(1)     No.    Amount     Rate(1)     Rate(1)
---------------------------------------------------------------------------------------------------------------------------------
Multi-family                                      17    $ 37,892      8.13%      9.73%      27    $ 56,442      8.44%      9.73%
Commercial real estate                            45     117,646      7.50       9.17       55     138,697      7.54       9.86
--------------------------------------------------------------------------------------------------------------------------------
Total(2)                                          62    $155,538      7.66%      9.31%      82    $195,139      7.80%      9.82%
---------------------------------------------------------------------------------------------------------------------------------

                             (1) Represents weighted-average rate.
                             (2) Includes $83.0 million and $72.2 million of loans at December 31, 1996 and 1995, respectively, that are considered impaired under the criteria of SFAS No. 114.

                    The reduction in TDRs in 1996 was primarily due to: $23.2 million of loans recategorized to a fully performing status; $14.6 million of satisfactions and repayments; $7.4 million of net transfers to a nonperforming status; and $1.6 million of chargeoffs. The sum of these items was partially offset by $7.1 million of new restructurings. A significant portion of the reduction in the TDRs was part of the rapid disposition strategy, which is discussed in the section "Nonperforming Assets." At December 31, 1996, the ten largest loans classified as TDRs aggregated $82.3 million and had a current weighted-average interest rate of 7.10%, compared to an original rate of 9.03%. At December 31, 1996, the Bank had no commitments to lend additional funds to borrowers with mortgages whose terms have been modified in a TDR.

                    A nonperforming loan that is restructured is normally accounted for as a cash basis restructured loan. After it develops a satisfactory payment history, the loan is placed on an accrual basis but remains classified as a TDR. At December 31, 1996, one loan in the amount of $9.0 million was classified as a TDR and maintained on a cash basis, compared to two loans totaling $2.2 million at December 31, 1995. An accruing TDR that yields a market rate of interest is considered for recategorization to a fully performing status after it has performed for an appropriate period. Loans that are recategorized are done so no earlier than the year following the restructuring and are no longer classified as TDRs and, if applicable, impaired loans. During 1996, 1995 and 1994, $23.2 million, $3.8 million and $43.5 million, respectively, of TDRs were reclassified to a fully performing status.

                    Effective January 1, 1995, under the criteria of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," a loan is normally deemed impaired when it is probable the Bank will be unable to collect both principal and interest due according to the contractual terms. Loans that were restructured prior to January 1, 1995 and performing in accordance with their restructured terms are not considered impaired loans under SFAS No. 114. Loans restructured after December 31, 1994 are considered impaired. A valuation allowance is established (with a corresponding charge to the provision for loan losses) when the fair value of the property that collateralizes the impaired loan is less than the recorded investment in the loan. However, the Bank typically records a chargeoff for this difference which results in little or no valuation allowance being maintained. The valuation allowance, if any, is part of the overall allowance for loan losses. The Bank's process of identifying impaired loans is conducted in conjunction with the review of the adequacy of the allowance for loan losses.

--------------------------------------------------------------------------------
The Greater New York Savings Bank                                             30
Management's Discussion and Analysis
--------------------------------------------------------------------------------
                    Impaired loans at a minimum include all nonperforming loans (including an insignificant amount of smaller-balance residential loans) and loans restructured after December 31, 1994.

                    Information related to impaired loans is summarized as follows:



($ in thousands)                                                                          1996        1995
----------------------------------------------------------------------------------------------------------------------
Principal balance of impaired loans outstanding at December 31:
    Nonperforming loans                                                               $ 31,821    $ 39,369
    Troubled debt restructurings (post SFAS No. 114)                                    82,964      72,170
    Other performing loans                                                                 878      13,195
----------------------------------------------------------------------------------------------------------------------
                                                                                      $115,663    $124,734
----------------------------------------------------------------------------------------------------------------------
Average balance of impaired loans for the year                                        $124,109    $114,947
Chargeoffs of impaired loans for the year                                             $  8,214    $ 27,985
Valuation allowance for impaired loans at year end                                    $  1,650    $    475
Principal balance of impaired loans with a valuation allowance                        $  4,389    $  3,161
----------------------------------------------------------------------------------------------------------------------

Forgone interest income on loans for the years ended December 31, is summarized as follows:

($ in thousands)                                                                          1996        1995        1994
----------------------------------------------------------------------------------------------------------------------
Interest that would have been accrued at original contract rates:
    Nonperforming loans                                                               $  5,339    $  6,815    $  8,410
    Troubled debt restructurings (pre SFAS No. 114)                                      9,625      16,573      23,040
    Troubled debt restructurings (post SFAS No. 114)                                     7,807       4,278           -
    Other performing impaired loans                                                        528         339           -
----------------------------------------------------------------------------------------------------------------------
                                                                                        23,299      28,005      31,450
----------------------------------------------------------------------------------------------------------------------
Amount recognized as interest income:
    Nonperforming loans                                                                    394         647       1,248
    Troubled debt restructurings (pre SFAS No. 114)                                      7,674      12,331      16,737
    Troubled debt restructurings (post SFAS No. 114)                                     6,132       2,965           -
    Other performing loans                                                                 528         339           -
----------------------------------------------------------------------------------------------------------------------
                                                                                        14,728      16,282      17,985
----------------------------------------------------------------------------------------------------------------------
Foregone interest income                                                              $  8,571    $ 11,723    $ 13,465
----------------------------------------------------------------------------------------------------------------------
Cash basis interest income                                                            $    789    $  1,181    $  1,536
----------------------------------------------------------------------------------------------------------------------


                    Many of the restructuring agreements call for a portion of the foregone interest income to be paid to the Bank at a later date. Since receipt of these payments is not assured, income is not currently recognized. Many restructured loans also provide for increases in the interest rate over the life of the loan, although such increases are not assured. (In any event, a portion of the foregone interest related to TDRs may not have been realized by the Bank under normal circumstances, based on the dramatic decline in market interest rates since the loans were originated. The lower rates have resulted in a significant amount of prepayments in the Bank's commercial real estate and multi-family loan portfolio.)

                    Nonperforming Assets

                    Nonperforming assets, which consist of nonperforming loans and real estate acquired through foreclosure, declined to $45.6 million, or 1.79% of total assets, at December 31, 1996, from $55.8 million, or 2.16%, at December 31, 1995.
                    Nonperforming loans are loans that are 90 days or more past due and not accruing interest. The decline in nonperforming assets primarily reflected sales and chargeoffs attributable to the rapid disposition strategy, partially offset by a higher than anticipated level of new nonperforming loans. Such loans aggregated $48.3 million in 1996, of which $27.9 million remained on a nonperforming status at year end. A significant portion of the $27.9 million was attributable to one loan relationship that previously had been classified as a TDR.

--------------------------------------------------------------------------------
The Greater New York Savings Bank                                             31
Management's Discussion and Analysis
--------------------------------------------------------------------------------
                    In the fourth quarter of 1995, the Bank implemented a rapid disposition strategy with respect to its nonperforming and underperforming assets that consisted of several actions. The main objective was to reduce the Bank's then-remaining nonperforming assets of nearly $100 million, representing 3.8% of total assets, as quickly as possible. Management determined that the future benefits of accelerating the sale or disposition of these assets exceeded the costs and risks of continuing to hold them. The strategy also called for a reduction in loans categorized as troubled debt restructurings. As discussed below, management believes the overall goal of the strategy, to improve asset quality and future core earnings, was achieved. The Bank recorded a combined provision for loan and real estate losses of approximately $36 million in the fourth quarter of 1995 related to the rapid disposition strategy, most of which was used to provide for loan and real estate chargeoffs.

                    Consistent with the strategy, in December 1995, the Bank completed a bulk sale of $21.8 million of nonperforming assets for net proceeds of $12.5 million and simultaneously increased the allowances for loan and real estate losses to facilitate the rapid sale of the remaining nonperforming assets of $76.6 million. Nonperforming assets of $43.6 million were anticipated to be disposed of in the near term and were adjusted downward to an estimated liquidation value of $29.2 million at December 31, 1995, based on indications of value provided by the bulk sale process. The adjustments resulted in $14.4 million of loan and real estate chargeoffs. At year-end 1995, there were additional nonperforming assets that were not immediately available for disposition, due to the absence of legal title or other obstacles, that had a carrying value of $26.6 million (after chargeoffs of $6.4 million).

                    During 1996, $30.3 million of the aforementioned assets were sold, satisfied or reinstated (proceeds from sales approximated or slightly exceeded the assets' net carrying values). As a result, nonperforming assets with a carrying value of $22.3 million (after additional chargeoffs of $3.2 million in 1996) remained to be disposed of under the strategy at year-end 1996. The Bank expects a significant portion of such assets to be sold during 1997 for amounts that will approximate their net carrying values. In summary, the rapid disposition strategy has resulted in nearly $78 million of reductions in nonperforming assets since its inception.

                    With respect to the disposition or resolution of various loans categorized as TDRs, at the encouragement of the Bank in 1996, $9.3 million of TDRs were satisfied by the borrowers at a discount to carrying value. In addition, $23.2 million of TDRs (that were performing in accordance with their restructured terms for an extended period) were reclassified to a fully performing status as a result of improved credit risk profiles. (Such profiles take into account loan-to-value and debt service coverage ratios and internal credit risk evaluations.) These actions resulted in $1.6 million of loan chargeoffs in 1996 relating to this part of the strategy. Based primarily on economic considerations, the Bank considers the part of the rapid disposition strategy related to the reduction of TDRs to be completed.

                    The change in nonperforming assets for the years ended December 31, is summarized as follows:


($ in thousands)                                                                          1996        1995        1994
----------------------------------------------------------------------------------------------------------------------
Beginning balance                                                                     $ 55,769    $123,674    $186,092
New nonperforming loans                                                                 48,306      30,834      33,130
Other additions                                                                              -          84       1,072
Loans restructured                                                                     (13,950)     (6,601)    (21,974)
Loans sold, satisfied or reinstated                                                    (25,865)    (11,813)     (9,760)
Chargeoffs                                                                              (8,528)    (44,181)    (24,448)
Sales/dispositions of other real estate                                                 (9,656)    (35,885)    (39,703)
Other reductions                                                                          (515)       (343)       (735)
----------------------------------------------------------------------------------------------------------------------
Ending balance                                                                        $ 45,561    $ 55,769    $123,674
----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
The Greater New York Savings Bank                                             32
Management's Discussion and Analysis
--------------------------------------------------------------------------------
               The composition of nonperforming assets at December
               31, is summarized as follows:

                                                                                1996               1995               1994
                                                                      --------------    ---------------    ---------------
($ in thousands)                                                      No.     Amount    No.      Amount    No.      Amount
--------------------------------------------------------------------------------------------------------------------------
Nonperforming loans:
    1-4 family, cooperative and other                                  21    $ 2,082       7    $   403     69    $  9,189
    Multi-family                                                       11     21,428       4      9,949      9      27,116
    Commercial real estate                                              5      8,311      12     29,017     15      34,465
--------------------------------------------------------------------------------------------------------------------------
                                                                       37     31,821      23     39,369     93      70,770
--------------------------------------------------------------------------------------------------------------------------
Other real estate:
    1-4 family, cooperative and other                                   4         54       9        349     56       4,701
    Multi-family                                                        1      3,512       3      5,410      7      15,561
    Commercial real estate                                             10     10,174      11      9,455     14      28,696
    Construction                                                        -          -       1      1,186      2       3,946
--------------------------------------------------------------------------------------------------------------------------
                                                                       15     13,740      24     16,400     79      52,904
--------------------------------------------------------------------------------------------------------------------------
Total nonperforming assets                                             52    $45,561      47    $55,769    172    $123,674
--------------------------------------------------------------------------------------------------------------------------
Nonperforming assets as a percentage of total assets                           1.79%              2.16%              4.81%
--------------------------------------------------------------------------------------------------------------------------



                    In addition to the above, loans 90 days or more past due upon which the Bank was accruing interest amounted to $2.1 million at December 31, 1996, $4.7 million at December 31, 1995 and $2.2 million at December 31, 1994. Such loans continued to accrue interest since the obligations were considered both well secured and in the process of collection. Furthermore, these loans were government guaranteed. Loans past due for 30 days or more but less than 90 days amounted to $30.6 million at December 31, 1996, compared to $49.3 million at December 31, 1995 and $40.8 million at December 31, 1994. A large number of these past-due loans were TDRs. The Bank does not have any commitments to lend additional funds to borrowers with loans on a nonperforming status at December 31, 1996.

                    Real Estate Held for Development and Acquired Through Foreclosure

                    Real estate held for development and acquired through foreclosure at December 31, is reported in other assets and summarized as follows:


($ in thousands)                                                                            1996       1995
----------------------------------------------------------------------------------------------------------------------
Real estate acquired through foreclosure                                                 $13,740    $16,400
Real estate held for development                                                          23,174     22,952
                                                                                          ----------------------------
                                                                                          36,914     39,352
Allowance for real estate losses                                                          (3,270)    (3,276)
----------------------------------------------------------------------------------------------------------------------
                                                                                         $33,644    $36,076
----------------------------------------------------------------------------------------------------------------------


                    Real estate acquired through foreclosure declined by $2.7 million during 1996, primarily due to sales of $9.7 million and chargeoffs of $1.0 million, partially offset by net transfers of $8.5 million from nonperforming loans upon foreclosure. See the section "Nonperforming Assets" concerning the rapid disposition strategy adopted by the Bank in the fourth quarter of 1995.

                    Real estate held for development at December 31, 1996, which is carried at the lower of cost or estimated net realizable value, consisted of equity investments in five joint venture projects that were originated before 1990. These projects, which predominantly involve the development of moderately priced residential housing located on Long Island, New York, are in various stages of completion, ranging from the latter portion of the approval process to the final phase of the disposition process. These projects have progressed much more slowly than originally anticipated due to delays in the subdivision approval process and the recession that occurred in the local economy prior to 1994. The Bank has restructured a number of its joint venture agreements with the objective of facilitating the disposition of these investments.

                    During 1996, the Bank invested $0.2 million into various existing joint venture projects, primarily to satisfy expenses such as real estate taxes and insurance and to carry out specific disposition strategies. In addition, other expenditures of

--------------------------------------------------------------------------------
The Greater New York Savings Bank                                             33
Management's Discussion and Analysis
--------------------------------------------------------------------------------
                    $0.2 million in 1996 and $0.1 million in 1995 associated with the joint venture projects were included in nonperforming loan and real estate activities expense in the consolidated statements of income. At December 31, 1996 and 1995, a $1.4 million reserve for losses on joint ventures is included in the allowance for real estate losses. The Bank has unfunded commitments on its investments in joint ventures totaling $0.4 million at December 31, 1996. See the section "Stockholders' Equity and Regulatory Capital" for a discussion regarding The Federal Deposit Insurance Corporation Improvement Act of 1991, which restricts the ability of the Bank to continue its real estate joint venture activities.

                    Allowances for Loan and Real Estate Losses

                    The Bank monitors its loan and real estate portfolios to determine the level of the related loss allowances based upon various factors. In determining the allowances for loan and real estate losses, management is required to make estimates that are particularly susceptible to change. The adequacy of the allowances is evaluated quarterly with consideration given to: known and inherent risks in the portfolios; the status of particular loans and properties and estimates of fair value thereof; historical chargeoffs and recoveries; adverse situations which may affect the borrowers' ability to repay; the expected disposition period and selling costs of foreclosed real estate; the net realizable value of real estate held for development; and management's perception of current and future local economic and market conditions. In addition, the Bank's regulators, as an integral part of their examination process, periodically review the Bank's allowances for loan and real estate losses. Accordingly, the Bank may be required to take certain chargeoffs and/or recognize additions to the allowances based on the regulators' judgments concerning information available to them during their examination. While management believes that the allowances for loan and real estate losses are adequate, additions to the allowances may be necessary in the event of future adverse changes in economic conditions or other factors, such as those described previously, that management cannot predict.

                    During 1989 to 1993, the Bank experienced a significant increase in nonperforming and delinquent commercial real estate loans which resulted in large provisions for loan and real estate losses. In response thereto, the Bank strengthened its controls over credit risk and related management processes and implemented various strategies designed to reduce the level of such assets as well as their related costs. The strategies have included individual sales and dispositions, a bulk sale, loan restructurings and chargeoffs, all of which have significantly improved the
                    Bank's asset quality and substantially impacted the allowances for loan and real estate losses. See the section "Nonperforming Assets" for a discussion of the rapid disposition strategy.

                    The allowance for loan losses amounted to $17.2 million at December 31, 1996, compared to $24.0 million at December 31, 1995 and $23.3 million at December 31, 1994. The provision for loan losses was $1.5 million in 1996, compared to $29.4 million in 1995 and $8.0 million in 1994. Net loan chargeoffs totaled $8.3 million in 1996, $28.8 million in 1995 and $15.0 million in 1994. At December 31, 1996, the ratio of the allowance for loan losses to nonperforming loans was 54%, compared to 61% at December 31, 1995 and 33% at December 31, 1994. The allowance for loan losses at each year end predominantly related to commercial real estate and multi-family loans.

                    The allowance for real estate losses amounted to $3.3 million at December 31, 1996 and 1995 and $5.6 million at December 31, 1994. The provision for real estate losses was $0.5 million in 1996, compared to $17.7 million in 1995 and $7.1 million in 1994. Net real estate chargeoffs totaled
                    $0.5  million  in 1996,  $20.1  million  in 1995  and  $15.2 million in 1994. The ratio of the allowance for real estate losses (exclusive of the reserve attributable to joint ventures) to real estate acquired through foreclosure was 13% at December 31, 1996, compared to 11% at year-end 1995 and 9% at December 31, 1994. The portion of the allowance attributable to joint ventures amounted to $1.4 million at December 31, 1996 and 1995, and $0.9 million at December 31, 1994.

                    Deferred Tax Asset

                    At December 31, 1996, the Bank's net deferred tax asset, after a valuation allowance, amounted to $45.4 million, compared to $55.1 million at December 31, 1995. The valuation allowance amounted to $9.2 million at December 31, 1996, compared to $12.0 million at December 31, 1995. The asset represents the unrealized benefit related to unused operating loss and tax credit carryforwards, and net temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases that will result in future tax deductions. The net temporary differences substantially relate to credit losses and related expenses recognized in prior years for financial

--------------------------------------------------------------------------------
The Greater New York Savings Bank                                             34
Management's Discussion and Analysis
--------------------------------------------------------------------------------
                    statement purposes but not yet deducted for tax purposes. The Bank utilized a portion of these deductions in 1996 which reduced the net deferred tax asset. Deferred income tax expense of $10.5 million was recorded in the consolidated statement of income for 1996, compared to a deferred tax benefit of $40.1 million in 1995 and $3.5 million in 1994.

                    The determination of the need for a valuation allowance is based on whether the Bank can conclude that the asset is more likely than not to be realized in the future in accordance with the criteria of SFAS No. 109, "Accounting for Income Taxes." This evaluation is predicated on whether the Bank will have sufficient future taxable income to realize the asset, and whether the net tax deductible items represented by the asset will reverse in future periods in which the Bank generates such income. Consistent with the significant reductions of nonperforming assets and related expenses over the past several years, the Bank believes that the level and predictability of its future taxable income has and will continue to increase. In addition, the Bank believes the net deductible differences represented by the asset will reverse during periods in which the Bank generates taxable income. As a result, the Bank has recognized a significant portion of its deferred tax asset to date, primarily through adjustments to the valuation allowance. The allowance declined by $2.8 million, $24.3 million and $3.5 million in 1996, 1995 and 1994, respectively.

                    The valuation allowance at December 31, 1996 relates to that portion of the asset which will result in tax deductions beyond the timeframe in which the Bank can estimate, with a high degree of predictability, a similar amount of taxable income. The Bank will continue to evaluate whether the maintenance or magnitude of its remaining valuation allowance is appropriate in light of future facts and circumstances. As a result, the allowance will be subject to ongoing adjustments in connection with reassessments of future levels of taxable income. The Bank will need to generate approximately $99 million of future taxable income to realize its net deferred tax asset of $45.4 million at December 31, 1996. Federal and New York State legislation was enacted in 1996 which impacts special bad debt reserve methods used by savings banks for income tax purposes. For a further discussion, see note 13 "Federal, State and Local Income Taxes" to the consolidated financial statements.

                    Deposits

                    Deposit liabilities, which are the Bank's primary source of funds, declined by $48.7 million to $1.67 billion at December 31, 1996, while the mix of deposits remained unchanged from year-end 1995. At December 31, 1996, the Bank's total deposits consisted of $871.2 million, or 52%, of certificates of deposit and $795.5 million, or 48%, of savings and other low-cost accounts. This compared to $887.4 million, or 52%, and $828.0 million, or 48%, respectively, at December 31, 1995. The weighted-average stated rate on deposit liabilities declined to 3.89% at December 31, 1996, from 4.02% at December 31, 1995.

                    Borrowed Funds

                    In addition to deposits, the Bank utilizes other sources of funds in the form of advances from the FHLB and borrowings in the form of collateralized repurchase agreements, depending on terms available. In 1995 and 1996, the Bank significantly expanded its utilization of collateralized repurchase agreements, generally with maturities of (or with rates that reset within) 90 days or less. At December 31, 1996, borrowed funds, which also included the Bank's ESOP debt, aggregated $640.4 million, compared to $641.2 million at December 31, 1995. At December 31, 1996, FHLB advances totaled $155.0 million and repurchase agreements totaled $409.5 million, compared to $195.0 million and $365.0 million, respectively, at December 31, 1995. At December 31, 1996 and 1995, borrowed funds represented 25% of total assets.

                    Stockholders' Equity and Regulatory Capital

                    Stockholders' equity increased from $195.9 million at December 31, 1995, to $209.6 million at December 31, 1996. The increase was primarily due to net income of $18.5 million, partially offset by cash dividends declared on preferred and common stock aggregating $7.9 million (net of applicable tax benefits on the ESOP preferred stock). To be considered adequately capitalized, the Bank is currently required to maintain, for regulatory and reporting purposes, regulatory defined minimum Tier 1 leverage, Tier 1 risk-based and total risk-based capital ratio levels of at least 4%, 4% and 8%, respectively. At year-end 1996, the Bank's Tier 1 leverage, Tier 1 risk-based and total risk-based capital ratios were 7.06%, 12.99% and 14.62%, respectively, compared to 6.02%, 10.42% and 11.98% at December 31, 1995. The Bank is considered a well-capitalized institution under applicable FDIC regulations. In September 1996, a memorandum of understanding between the Bank and the FDIC and N.Y.S. Banking Department was terminated. The memorandum, among other items,

--------------------------------------------------------------------------------
The Greater New York Savings Bank                                             35
Management's Discussion and Analysis
--------------------------------------------------------------------------------
                    previously required the Bank to maintain a minimum Tier 1 leverage capital ratio of 5.50%.

                    Information  regarding   stockholders'  equity,   regulatory
                    capital and related ratios at December 31, is summarized as follows:


($ in thousands)                                                                        1996          1995       Change
-----------------------------------------------------------------------------------------------------------------------
Stockholders' equity:
    Preferred equity                                                              $   52,418    $   51,735    $     683
    Common equity                                                                    157,230       144,202       13,028
-----------------------------------------------------------------------------------------------------------------------
                                                                                  $  209,648    $  195,937    $  13,711
-----------------------------------------------------------------------------------------------------------------------
Tier 1 capital:
    Common stockholders' equity                                                   $  157,230    $  144,202    $  13,028
    Net unrealized loss (gain) on securities available for sale, net of taxes             30           (36)          66
    Excess deferred tax asset(1)                                                     (27,640)      (37,550)       9,910
    Qualifying preferred stock (Series B)                                             47,312        47,312            -
-----------------------------------------------------------------------------------------------------------------------
                                                                                     176,932       153,928       23,004
-----------------------------------------------------------------------------------------------------------------------
Tier 2 capital:
    Allowable portion of the allowance for loan losses                                17,027        18,529       (1,502)
    Nonqualifying preferred stock (Series A)                                           5,106         4,423          683
-----------------------------------------------------------------------------------------------------------------------
                                                                                      22,133        22,952         (819)
-----------------------------------------------------------------------------------------------------------------------
Total risk-based capital                                                          $  199,065    $  176,880    $  22,185
-----------------------------------------------------------------------------------------------------------------------
Risk-adjusted assets                                                              $1,361,941    $1,476,890    $(114,949)
Average assets for regulatory purposes                                            $2,506,503    $2,555,876    $ (49,373)
Tier 1 risk-based capital ratio                                                        12.99%        10.42%        2.57%
Total risk-based capital ratio                                                         14.62%        11.98%        2.64%
Tier 1 leverage capital ratio                                                           7.06%         6.02%        1.04%
Stockholders' equity to total assets ratio                                              8.25%         7.59%        0.66%
-----------------------------------------------------------------------------------------------------------------------

                    (1) Represents the portion of the Bank's net deferred tax asset which was not includable in regulatory capital.

                    The Federal Deposit Insurance Corporation Improvement Act of 1991 restricts the ability of state-chartered institutions to engage in activities not permissible for national banks or their subsidiaries. With regard to this restriction, the FDIC has approved a phase-out plan which permits the Bank to continue its real estate joint venture activities (as described in the section "Real Estate Held for Development and Acquired Through Foreclosure") through December 31, 2000, subject to certain conditions. The conditions include a requirement that the Bank perform supplemental quarterly capital adequacy calculations that deduct all such real estate joint venture investments. The Bank has performed these supplemental calculations and continues to be well capitalized under applicable FDIC regulations. Solely for purposes of these calculations, the Bank's Tier 1 leverage, Tier 1 risk-based and total risk-based capital ratios (as calculated by deducting the net carrying value of joint venture investments, inclusive of commitments to invest) would have been 6.23%, 11.56% and 13.19%, respectively, at December 31, 1996. If the Bank's capital (calculated as described above) falls below the level required for well-capitalized institutions pursuant to FDIC regulations, the Bank must submit a plan to restore its capital to such a level. There can be no assurance, absent an extension by the FDIC, that any of the Bank's joint ventures can be completed or disposed of by December 31, 2000, without significant loss to the Bank. For purposes of the FDIC's determination of deposit insurance assessment rates and of prompt corrective action in accordance with FDIC regulations, the Bank's capital ratios are computed after deducting its joint venture investments, as calculated above.

Comparison of       Net income for 1996 amounted to $18.5  million,  or $.77 per
Results of          fully diluted common share,  compared to $19.2  million,  or
Operations for $.80 per share, for 1995. The 1996 results included $11.0 the Years Ended million of net tax expense, whereas net income for 1995
December 31,        included $39.5 million of net tax benefits.  Earnings before
1996 and 1995       taxes rose to $29.5 million in 1996,  from a pre-tax loss of
                    $20.3 million in 1995. The improvement was substantially due to a $45.1 million decline in the combined provision for loan and real estate losses, and a $4.9 million reduction in nonperforming loan and real estate activities expense.
                    Results for 1996 included gains totaling $2.3 million from the sale of mortgage servicing rights and student loans, whereas the 1995 results included

--------------------------------------------------------------------------------
The Greater New York Savings Bank                                             36
Management's Discussion and Analysis
--------------------------------------------------------------------------------
                    $2.7 million of income realized from the prepayment of a large commercial real estate loan. The Bank also experienced a $1.1 million increase in fee income from investment product sales and other banking services in 1996.

                    Net Interest and Dividend Income

                    Net interest and dividend income is the Bank's primary source of earnings and is influenced primarily by the amount, distribution and repricing characteristics of the Bank's interest-earning assets and interest-bearing liabilities as well as by the relative levels and movements of interest rates. The table that follows sets forth information on: average assets, liabilities and stockholders' equity; yields earned on interest-earning assets; and rates paid on interest-bearing liabilities for the periods indicated. The yields and rates shown are based on interest income/expense for each period divided by average interest-earning assets/interest-bearing liabilities during each period. Certain yields and rates shown are adjusted for related fee income or expense. Average balances are derived from daily balances. Net interest margin is computed by dividing net interest and dividend income by the average of total interest-earning assets during each period.


                                                                                      1996                                 1995
                                                         ---------------------------------    ---------------------------------
($ in thousands)                                          Average      Interest     Yield/     Average      Interest     Yield/
Years ended December 31,                                  Balance      Inc./Exp.     Rate      Balance      Inc./Exp.     Rate
------------------------------------------------------------------------------------------------------------------------------
Assets
Interest-earning assets:
    Mortgage loans                                       $  908,438    $  75,071     8.26%    $1,044,309    $  86,751     8.30%
    Other loans                                             132,934       10,594     7.97        120,894        9,939     8.22
                                                         ----------------------------------------------------------------------
    Total loans(1)                                        1,041,372       85,665     8.22      1,165,203       96,690     8.29
    Securities available for sale                           192,593       13,071     6.79         68,444        4,886     7.15
    Mortgage-backed securities                              990,877       67,233     6.79      1,023,330       69,214     6.77
    Other bonds and notes                                   135,900        8,657     6.37        135,544        9,026     6.66
    Other interest-earning assets                            37,377        2,308     6.17         36,369        2,535     6.97
-------------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets                             2,398,119    $ 176,934     7.38%     2,428,890    $ 182,351     7.51%
-------------------------------------------------------------------------------------------------------------------------------
Noninterest-earning assets                                  158,129                              155,807
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                             $2,556,248                           $2,584,697
-------------------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Interest-bearing liabilities:
    Savings and other deposits                           $  583,940    $  14,735     2.52%    $  611,595    $  15,423     2.52%
    Money market deposits                                   104,226        2,632     2.52        120,559        3,038     2.52
    Negotiable order of withdrawal deposits                  58,500          733     1.25         60,873          766     1.26
    Escrow deposits                                          13,275          109     0.82         14,683          114     0.77
    Certificates of deposit                                 886,639       48,597     5.48        857,632       49,728     5.80
                                                         ----------------------------------------------------------------------
    Total deposit accounts                                1,646,580       66,806     4.06      1,665,342       69,069     4.15
                                                         ----------------------------------------------------------------------
    Reverse repurchase agreements                           382,790       22,299     5.83        265,823       16,862     6.34
    FHLB advances                                           165,300        9,817     5.94        310,214       18,247     5.88
    Other borrowed funds                                     79,177        5,655     7.14         81,342        5,816     7.15
                                                         ----------------------------------------------------------------------
    Total borrowed funds                                    627,267       37,771     6.02        657,379       40,925     6.22
-------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities                        2,273,847    $ 104,577     4.60%     2,322,721    $ 109,994     4.74%
-------------------------------------------------------------------------------------------------------------------------------
Noninterest-bearing liabilities                              81,238                               73,066
Stockholders' equity                                        201,163                              188,910
-------------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity               $2,556,248                           $2,584,697
-------------------------------------------------------------------------------------------------------------------------------
Net interest and dividend income/spread                                $  72,357     2.78%                  $  72,357     2.77%
-------------------------------------------------------------------------------------------------------------------------------
Net interest-earning assets/margin                       $  124,272                  3.02%    $  106,169                  2.98%
-------------------------------------------------------------------------------------------------------------------------------
Ratio of total interest-earning assets to total
  interest-bearing liabilities                                 1.05x                                1.05x
-------------------------------------------------------------------------------------------------------------------------------

                   (1) Average loan balances include average nonperforming loans of $47.5 million and $66.3 million for 1996 and 1995, respectively.

--------------------------------------------------------------------------------
The Greater New York Savings Bank                                             37
Management's Discussion and Analysis
--------------------------------------------------------------------------------
                    Net interest and dividend income amounted to $72.4 million in 1996, unchanged from 1995. During 1996, the Bank's average balance sheet declined, the effects of which were offset by an improvement in the Bank's net interest margin. The shrinkage in the balance sheet reflected a higher than normal level of loan prepayments which exceeded new originations held for portfolio. The resulting excess cash flow (as well as cash flow generated from earnings and sales of nonperforming assets) was reinvested in securities, used to satisfy deposit outflow and to paydown borrowed funds. (Borrowed funds are normally the most expensive source of funds for the Bank.) The improvement in the net interest margin from 2.98% in 1995, to 3.02% in 1996 resulted from a higher amount of average interest-earning assets as a percentage of interest-bearing liabilities. This $18.1 million increase in net interest-earning assets arose from the cash flow generated from earnings and sales of nonperforming assets.

                    The Bank's interest rate spread was basically unchanged in 1996 at 2.78% due to the yield on interest-earning assets and the cost of funds declining at a similar pace. The yield on interest-earning assets declined by 13 basis points mostly due to: the repayment of higher-yielding commercial real estate loans; purchases of lower-yielding securities; increased variable-rate residential loan originations with low introductory interest rates; lower yields earned on certain securities; and the sale of higher-yielding student loans. These factors were partially offset by the impact of a lower level of nonperforming loans. The decline in the cost of funds of 14 basis points was due to lower rates paid for time deposits, utilization of shorter-term reverse repurchase agreements and a reduction in higher-cost FHLB advances. These factors were partially offset by a shift in a portion of the Bank's lower-cost savings deposits to higher-cost time deposits.

                    The following table presents the dollar amount of changes in interest and dividend income and interest expense attributable to changes in volume and changes in rate for the periods indicated. The changes in interest due to both rate and volume have been allocated between such categories in proportion to the absolute amounts of the change in each. Nonperforming loans have been included in total loans for this analysis.



                                                                            Increase or (Decrease)
                                                                                  Due to Change in
                                                                      ----------------------------
($ in thousands)
Year ended December 31, 1996 versus 1995                                Volume                Rate                Total
-----------------------------------------------------------------------------------------------------------------------
Interest and dividend income:
    Mortgage loans                                                    $(11,264)            $  (416)            $(11,680)
    Other loans                                                            966                (311)                 655
                                                                      -------------------------------------------------
    Total loans                                                        (10,298)               (727)             (11,025)
    Securities available for sale                                        8,446                (261)               8,185
    Mortgage-backed securities                                          (2,185)                204               (1,981)
    Other bonds and notes                                                   24                (393)                (369)
    Other interest-earning assets                                           70                (297)                (227)
-----------------------------------------------------------------------------------------------------------------------
Change in interest and dividend income                                  (3,943)             (1,474)              (5,417)
-----------------------------------------------------------------------------------------------------------------------
Interest expense:
    Savings and other deposits                                            (688)                  -                 (688)
    Money market deposits                                                 (406)                  -                 (406)
    Negotiable order of withdrawal deposits                                (27)                 (6)                 (33)
    Escrow deposits                                                        (12)                  7                   (5)
    Certificates of deposit                                              1,671              (2,802)              (1,131)
                                                                         -----------------------------------------------
    Total deposit accounts                                                 538              (2,801)              (2,263)
                                                                         -----------------------------------------------
    Reverse repurchase agreements                                        6,885              (1,448)               5,437
    FHLB advances                                                       (8,614)                184               (8,430)
    Other borrowed funds                                                  (153)                 (8)                (161)
    Total borrowed funds                                                (1,882)             (1,272)              (3,154)
-----------------------------------------------------------------------------------------------------------------------
Change in interest expense                                              (1,344)             (4,073)              (5,417)
-----------------------------------------------------------------------------------------------------------------------
Change in net interest and dividend income                            $ (2,599)            $ 2,599             $      -
-----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
The Greater New York Savings Bank                                             38
Management's Discussion and Analysis
--------------------------------------------------------------------------------
                    Provisions for Loan and Real Estate Losses

                    Provisions for loan and real estate losses are based on management's ongoing assessment of the adequacy of the allowances for loan and real estate losses which considers the factors discussed in the section "Allowances for Loan and Real Estate Losses." The combined provision for loan and real estate losses declined to $2.0 million in 1996, from $47.1 million in 1995. The provision for 1995 included approximately $36 million recorded in connection with the rapid disposition strategy that was initiated in the fourth quarter of 1995. For a discussion of this strategy, see the section "Nonperforming Assets."

                    Noninterest Income

                    Total noninterest income amounted to $10.8 million in 1996, compared to $10.4 million in 1995. The increase was due to a higher level of income from investment product sales and customer service fees and a gain from the sale of student loans, largely offset by a decline in income from mortgage activities.

                    Income from mortgage activities aggregated $4.1 million in 1996, compared to $5.5 million in 1995. The income for 1996 included a gain of $1.5 million from the sale of mortgage servicing rights, whereas the income for 1995 included $2.7 million realized from the prepayment of a $24 million commercial real estate loan (a portion of which was purchased by the Bank at a significant discount). In September 1996, the Bank was able to benefit from favorable market conditions by selling servicing rights on $185 million of residential loans serviced for investors (which represented a substantial portion of this portfolio) for a gain of $1.5 million. The sale included a majority of servicing rights capitalized under SFAS No. 122, "Accounting for Mortgage Servicing Rights," which had a net carrying value of $0.6 million. At December 31, 1996, loans serviced for investors aggregated $84.8 million, compared to $292.5 million at December 31, 1995. Currently, the Bank intends to either sell its new loans originated for sale into the secondary market on a servicing-released basis (rather than on servicing-retained basis as was the case previously), or periodically sell any retained servicing rights based on market conditions. As a result, fee income from servicing loans (which approximated $1.0 million in 1996, $1.1 million in 1995 and $1.2 million in 1994) is expected to decrease in the foreseeable future from prior levels. However, lower expenses associated with the mortgage servicing operation coupled with the investment of the proceeds from the sale of the rights, as well as the benefits of the additional capital, will substantially mitigate the loss of servicing fees.

                    Customer service fees increased to $3.8 million in 1996, from $3.4 million in 1995, due to the introduction of credit cards and higher volumes of commercial checking accounts and fee-based transactions. In September 1996, the Bank signed an agreement with a third-party bank to offer credit cards to the Bank's customers. The agreement provides for the third-party bank to own the receivables and be responsible for the issuance and servicing of the credit cards. The Bank's only involvement is to provide customer lists to the third-party bank and receive fee income based on various factors. The Bank earned $0.2 million in 1996 from this agreement and expects additional fee income to be generated in the future.

                    Fees from investment product sales increased to $1.7 million in 1996, from $1.0 million in 1995, due to a higher volume of annuity and mutual fund sales as well as a higher percentage of commissions earned on such sales. The growth reflected various sales initiatives as well as increased demand for such products.

                    In October 1996, the Bank sold $34.4 million of student loans (representing substantially all of this portfolio) for a net gain of $0.7 million (which is included in the other category of noninterest income). Due to the legislative changes, the costs of administering and servicing these loans has increased. As a result, management concluded that the benefits of a sale exceeded the future profitability from continuing to hold student loans for portfolio. The Bank continues to originate student loans with the intention to sell them into the secondary market.

                    Noninterest Expenses

                    Noninterest expenses (excluding the provision for real estate losses) declined to $51.6 million in 1996, from $55.9 million last year. The decline reflected primarily a reduction in nonperforming loan and real estate activities expense and lower FDIC insurance premiums, partially offset by increases in compensation and benefits, advertising and promotion and the "other" category of noninterest expenses.

--------------------------------------------------------------------------------
The Greater New York Savings Bank                                             39
Management's Discussion and Analysis
--------------------------------------------------------------------------------
                    Compensation  and  benefits  expense  increased  from  $22.5 million in 1995, to $23.1 million in 1996, or 3.0%. The increase was primarily due to: normal salary increases; the opening of a new branch in November 1995; increased sales commissions from higher volumes of investment product sales; and higher ESOP benefit expense. These increases were partially offset by cost-containment measures.

                    Advertising and promotion increased from $1.3 million in 1995, to $1.9 million in 1996, due to initiatives to increase the community's awareness of the Bank and programs to support banking operations (including the opening of the new branch) and residential lending.

                    FDIC insurance premiums declined from $3.0 million in 1995, to $0.5 million in 1996. The decline was almost entirely due to the combination of two rate reductions (one on June 1, 1995 and the other on January 1, 1996) by the FDIC for all banks insured by the Bank Insurance Fund and an improvement in the Bank's risk-based assessment classification. Pursuant to the Deposit Insurance Funds Act of 1996, FDIC deposit insurance assessment rates will increase by an additional
                    1.3 basis points per $100 of deposits for all banks insured by the Bank Insurance Fund, effective for assessment periods beginning on January 1, 1997.

                    Nonperforming loan and real estate activities expense was reduced to $3.5 million in 1996, from $8.4 million in 1995. The decline reflected the reductions in nonperforming assets primarily attributable to the rapid disposition strategy. These expenditures consist primarily of real estate taxes, insurance, utilities, maintenance, professional fees and other charges required to protect the Bank's interest in its foreclosed real estate, properties which collateralize nonperforming loans and joint venture investments. The remainder represents compensation expense attributable to specific departments established within the Bank to resolve problem assets. The Bank anticipates that nonperforming loan and real estate activities expense will continue to decline in 1997.

                    The other category of noninterest expenses increased to $8.7 million in 1996, from $7.4 million in 1995. The expenses for 1995 were reduced by the reversal of an accrual associated with contingent expenses that did not occur. Additionally, there were higher expenses in 1996 related to professional services and correspondent bank fees. The increased expenses for professional services were attributable to investor relations, the establishment of a comprehensive risk management system and the review of benefit and compensation programs.

                    Taxes

                    Net tax expense amounted to $11.0 million in 1996, representing a 37% effective tax rate, compared to a net tax benefit of $39.5 million in 1995. The Bank's effective tax rate (inclusive of state and local taxes) for 1996 was affected by a reduction in the valuation allowance for deferred tax assets. The Bank became taxable in 1996 for financial statement purposes as a result of recognizing a significant portion of its deferred tax asset in 1995, primarily through a reduction in the valuation allowance. The reductions were predicated on favorable assessments in the level of the Bank's future taxable income. For a further discussion of taxes as well as the rapid disposition strategy, which significantly improved the outlook for future taxable income, see the sections "Deferred Tax Asset" and "Nonperforming Assets," and note 13 "Federal, State and Local Income Taxes" to the consolidated financial statements.

Comparison of       Net income for 1995 amounted to $19.2  million,  or $.80 per
Results of          fully diluted common share,  compared to $13.0  million,  or
Operations for $.41 per share, for 1994. The improvement was primarily due the Years Ended to: a $36.5 million increase in net deferred tax benefits
December 31,        recognized;  a $4.6 million increase in noninterest  income;
1995 and 1994       and a $3.1 million  decline in  nonperforming  loan and real estate activities expense. These items were partially offset by a $32.0 million increase in the combined provision for loan and real estate losses and a $5.5 million decline in net interest and dividend income.

                    Net Interest and Dividend Income

                    Net interest and dividend income, which is the Bank's primary source of earnings, is influenced primarily by the amount, distribution and repricing characteristics of the Bank's interest-earning assets and interest-bearing liabilities as well as by the relative levels and movements of interest rates. The table that follows sets forth information on: average assets, liabilities and stockholders' equity; yields earned on interest-earning assets; and rates paid on interest-bearing liabilities

--------------------------------------------------------------------------------
The Greater New York Savings Bank                                             40
Management's Discussion and Analysis
--------------------------------------------------------------------------------

                    for the periods indicated. The assumptions used in computing the table are described in the section "Comparison of Results of Operations for the Years Ended December 31, 1996 and 1995."



                                                                                      1995                                 1994
                                                         ---------------------------------    ---------------------------------
($ in thousands)                                          Average      Interest     Yield/     Average      Interest     Yield/
Years ended December 31,                                  Balance      Inc./Exp.     Rate      Balance      Inc./Exp.     Rate
-------------------------------------------------------------------------------------------------------------------------------
Assets
Interest-earning assets:
    Mortgage loans                                       $1,044,309    $  86,751     8.30%    $1,151,114    $  92,968     8.08%
    Other loans                                             120,894        9,939     8.22        113,878        8,522     7.48
                                                         ----------------------------------------------------------------------
    Total loans(1)                                        1,165,203       96,690     8.29      1,264,992      101,490     8.02
    Securities available for sale                            68,444        4,886     7.15         41,669        2,745     6.59
    Mortgage-backed securities                            1,023,330       69,214     6.77        940,155       58,090     6.18
    Other bonds and notes                                   135,544        9,026     6.66         94,988        6,288     6.62
    Other interest-earning assets                            36,369        2,535     6.97         31,003        1,994     6.44
-------------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets                             2,428,890    $ 182,351     7.51%     2,372,807    $ 170,607     7.19%
-------------------------------------------------------------------------------------------------------------------------------
Noninterest-earning assets                                  155,807                              156,985
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                             $2,584,697                           $2,529,792
-------------------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Interest-bearing liabilities:
    Savings and other deposits                           $  611,595    $  15,423     2.52%    $  756,521    $  19,072     2.52%
    Money market deposits                                   120,559        3,038     2.52        152,809        3,677     2.41
    Negotiable order of withdrawal deposits                  60,873          766     1.26         68,527          857     1.25
    Escrow deposits                                          14,683          114     0.77         15,448          122     0.79
    Certificates of deposit                                 857,632       49,728     5.80        734,037       37,538     5.11
                                                         ----------------------------------------------------------------------
    Total deposit accounts                                1,665,342       69,069     4.15      1,727,342       61,266     3.55
                                                         ----------------------------------------------------------------------
    Reverse repurchase agreements                           265,823       16,862     6.34         55,997        2,809     5.02
    FHLB advances                                           310,214       18,247     5.88        409,403       22,389     5.47
    Other borrowed funds                                     81,342        5,816     7.15         87,338        6,302     7.22
                                                         ----------------------------------------------------------------------
    Total borrowed funds                                    657,379       40,925     6.22        552,738       31,500     5.70
-------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities                        2,322,721    $ 109,994     4.74%     2,280,080    $  92,766     4.07%
-------------------------------------------------------------------------------------------------------------------------------
Noninterest-bearing liabilities                              73,066                               70,294
Stockholders' equity                                        188,910                              179,418
-------------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity               $2,584,697                           $2,529,792
-------------------------------------------------------------------------------------------------------------------------------
Net interest and dividend income/spread                                $  72,357     2.77%                  $  77,841     3.12%
-------------------------------------------------------------------------------------------------------------------------------
Net interest-earning assets/margin                       $  106,169                  2.98%    $   92,727                  3.28%
-------------------------------------------------------------------------------------------------------------------------------
Ratio of total interest-earning assets to total
  interest-bearing liabilities                                 1.05x                                1.04x
-------------------------------------------------------------------------------------------------------------------------------

                    (1) Average loan balances include average  nonperforming
                    loans of $66.3  million  and   $97.1  million  for  1995
                    and  1994, respectively.

                    The decline in net interest and dividend income of $5.5 million in 1995 was a function of a contraction in the Bank's interest rate spread, which more than offset the growth in the Bank's total interest-earning assets. The contraction in the interest rate spread was due to the average cost of funds increasing faster than the average yield on interest-earning assets as a result of several factors. First, there was a gradual shift in the composition of deposits from lower-cost savings deposits to higher-cost time deposits, as well as a net outflow of deposits in 1995. The outflow of deposits was replaced with higher-cost borrowings, while competition to retain and attract deposits resulted in higher rates paid for time deposits. Secondly, there was a flattening of the Treasury yield curve in 1995, which resulted in higher short-term rates (three to six months) and lower intermediate- and long-term rates in comparison to 1994. This flattening significantly increased the average cost of short-term borrowings, while negatively impacting the repricing of a portion of adjustable-

--------------------------------------------------------------------------------
The Greater New York Savings Bank                                             41
Management's Discussion and Analysis
--------------------------------------------------------------------------------


                    rate, interest-earning assets. Finally, the yield on interest-earning assets was also negatively impacted by the repayment of higher-yielding commercial real estate and multi-family loans.

                    The contraction in the interest rate spread was partially offset by growth in total interest-earning assets and an improvement in the ratio of average interest-earning assets to average interest-bearing liabilities. Excluding nonperforming loans, average interest-earning assets grew by $86.8 million. This increase was funded by borrowings, the reinvestment of cash flow generated from operations and the return of nonperforming assets to an interest-earning status (largely through sales of foreclosed real estate). The latter two sources of funds improved the Bank's ratio of average interest-earning assets to average interest-bearing liabilities (excluding nonperforming loans) from 1.00 in 1994, to 1.02 in 1995.

                    The following table presents the dollar amount of changes in interest and dividend income and interest expense attributable to changes in volume and changes in rate for the periods indicated. The assumptions used in computing the table are described in the section "Comparison of Results of Operations for the Years Ended December 31, 1996 and 1995."

                                                                 Increase or (Decrease)
($ in thousands)                                                      Due to Change in
                                                                ---------------------------------------
Year ended December 31, 1995 versus 1994                           Volume        Rate             Total
-------------------------------------------------------------------------------------------------------
Interest and dividend income:
   Mortgage loans                                                $ (8,810)   $  2,593         $ (6,217)
   Other loans                                                        544         873            1,417
                                                                 -------------------------------------
   Total loans                                                     (8,266)      3,466           (4,800)
   Securities available for sale                                    1,896         245            2,141
   Mortgage-backed securities                                       5,376       5,748           11,124
   Other bonds and notes                                            2,701          37            2,738
   Other interest-earning assets                                      365         176              541
-------------------------------------------------------------------------------------------------------
Change in interest and dividend income                              2,072       9,672           11,744
-------------------------------------------------------------------------------------------------------
Interest expense:
   Savings and other deposits                                      (3,649)          -           (3,649)
   Money market deposits                                             (806)        167             (639)
   Negotiable order of withdrawal deposits                            (97)          6              (91)
   Escrow deposits                                                     (6)         (2)              (8)
   Certificates of deposit                                          6,789       5,401           12,190
                                                                 -------------------------------------
   Total deposit accounts                                           2,231       5,572            7,803
                                                                 -------------------------------------
   Reverse repurchase agreements                                   13,121         932           14,053
   FHLB advances                                                   (5,737)      1,595           (4,142)
   Other borrowed funds                                              (429)        (57)            (486)
                                                                 -------------------------------------
   Total borrowed funds                                             6,955       2,470            9,425
------------------------------------------------------------------------------------------------------
Change in interest expense                                          9,186       8,042           17,228
------------------------------------------------------------------------------------------------------
Change in net interest and dividend income                       $ (7,114)   $  1,630         $ (5,484)
------------------------------------------------------------------------------------------------------


                    Provisions for Loan and Real Estate Losses

                    Provisions for loan and real estate losses are based on management's ongoing assessment of the adequacy of the allowances for loan and real estate losses which considers the factors discussed in the section "Allowances for Loan and Real Estate Losses." The combined provision amounted to $47.1 million in 1995, compared to $15.1 million in 1994. The provision for 1995 included approximately $36 million recorded in connection with the initiation of the rapid disposition strategy, which is discussed in the section "Nonperforming Assets."

                    Noninterest Income

                    Total noninterest income increased to $10.4 million in 1995, from $5.8 million in 1994, primarily due to a higher level of income from mortgage activities. Income from mortgage activities increased from $1.2 million in 1994, to $5.5 million in

--------------------------------------------------------------------------------
The Greater New York Savings Bank                                             42
Management's Discussion and Analysis
--------------------------------------------------------------------------------

                    1995, primarily due to a $3.5 million increase in income from the prepayment of commercial real estate loans (including $2.7 million related to a $24 million loan, a portion of which was purchased by the Bank at a significant discount). In addition, there was a $0.9 million increase in income from the origination of fixed-rate loans sold into the secondary market on a servicing-retained basis. The Bank adopted SFAS No. 122, "Accounting for Mortgage Servicing Rights," and began capitalizing originated mortgage servicing rights effective January 1, 1995. The amount capitalized, net of amortization, totaled $0.3 million in 1995. Noninterest income for 1995 also included a net gain of $0.1 million from sales of securities, compared to a $0.3 million net loss in 1994.

                    Noninterest Expenses

                    Total noninterest expenses, excluding the provision for real estate losses, declined to $55.9 million in 1995, from $58.6 million in 1994. The decline was the result of lower nonperforming loan and real estate activities expense and a reduction in FDIC insurance premiums, partially offset by increases in compensation and benefits expense and the "other" category of noninterest expenses.

                    Compensation and benefits expense increased from $20.8 million in 1994, to $22.5 million in 1995, primarily due to normal salary increases, the establishment of an incentive-based compensation program, the opening of a new branch in November 1995 and higher costs for medical benefits.

                    FDIC insurance premiums declined from $5.2 million in 1994, to $3.0 million in 1995. The decline was due to a combination of a reduction in assessment rates (on June 1,
                    1995) for all banks insured by the Bank Insurance Fund and an improvement in the Bank's risk-based assessment classification.

                    Nonperforming loan and real estate activities expense fell to $8.4 million in 1995, from $11.5 million in 1994. The decline reflected reduced costs of carrying and managing nonperforming assets due to lower levels of such assets. For a description of these expenditures, see the section "Comparison of Results of Operations for the Years Ended December 31, 1996 and 1995."

                    The other category of noninterest expenses increased to $7.4 million in 1995, from $6.8 million in 1994. The increase was primarily due to a benefit of $1.6 million in 1994 from the recovery of expenses associated with the resolution of a legal action. Excluding this recovery, other noninterest expenses would have declined by $1.0 million in 1995, primarily due to a lower level of expenses associated with professional services.

                    Taxes

                    A net tax benefit of $39.5 million was recognized in 1995, compared to $3.0 million in 1994. In 1995, the Bank recognized most of its deferred tax asset in the fourth quarter in conjunction with the initiation of the rapid disposition strategy, which significantly improved the outlook for future taxable income. For further discussions, see the sections "Deferred Tax Asset" and "Nonperforming Assets," and note 13 "Federal, State and Local Income Taxes" to the consolidated financial statements.

Interest Rate       The Bank  manages  interest  rate  risk  through  asset  and
Sensitivity         liability   strategies   that  are   designed   to  maintain
                    acceptable levels of interest rate risk exposure  throughout a range of  interest  rate  environments.  The Bank seeks to maintain  its  interest  rate  risk  within a range  that it believes is  manageable  and prudent,  given its capital and
                    income  generating  capacity.   Interest  rate  risk  arises
                    primarily  from  mismatches  between the term to maturity or
                    repricing   of  the  Bank's   interest-earning   assets  and
                    interest-bearing liabilities, which is often referred to as duration gap. In addition, the Bank is also exposed to interest rate risk resulting from changes in the shape of the yield curve (i.e., flattening, steepening and inversion) and to differing indices upon which the interest rates on the Bank's assets and liabilities are based. Normally, the repricing of certain of the Bank's assets may be limited by annual and lifetime caps.

                    In an effort to minimize interest rate risk, the Bank normally originates or purchases for portfolio, variable-rate loans and securities, or short- to intermediate-term fixed-rate loans and securities. Many of the Bank's interest-earning assets, particularly those that are mortgage related, permit prepayment. Generally, lower interest rate environments tend to

--------------------------------------------------------------------------------
The Greater New York Savings Bank                                             43
Management's Discussion and Analysis
--------------------------------------------------------------------------------

                    accelerate prepayment rates, which both shorten the lives of mortgage and mortgage-related assets, and accelerate the amortization of any premiums paid in the acquisition of these assets. The recognition of premiums over a shorter than expected term causes yields on the underlying assets to decline from anticipated levels. By contrast, generally, a higher interest rate environment causes increased average lives and slower amortization of premiums.

                    At December 31, 1996, the Bank's total investment in mortgage-backed securities aggregated $1.21 billion, and consisted of $372.8 million of fixed-rate and $841.6 million of adjustable-rate securities. Considering the interest rate environment at December 31, 1996, the estimated weighted-average life of the fixed-rate securities was approximately five and one-half years. The estimated weighted-average life for the entire portfolio of mortgage-backed securities was approximately seven and one-half years. If interest rates were to immediately increase by 300 basis points, the estimated weighted-average lives would extend by approximately one year for fixed-rate securities and two years for the entire portfolio of mortgage-backed securities.

                    The Bank manages its interest rate risk primarily through the use of "income-simulation analysis," complemented by traditional gap analysis. Income-simulation analysis attempts to capture not only the potential of assets and liabilities to mature or reprice but also the probability and potential magnitude of such changes. Moreover, income-simulation analysis attends to the relative sensitivities of balance sheet items and projects their behavior over an extended period of time in a dynamic rather than static fashion. Finally, income-simulation permits the Bank to assess the probable effects on assets and liabilities from not only changes in interest rates, but also of proposed strategies for responding to changes in interest rates.

                    Gap analysis measures the difference between the amounts of assets and liabilities repricing or maturing within a given time frame, typically a cumulative one-year period. The one-year dollar gap is the amount of assets less the amount of liabilities that mature or reprice within one year. Generally, a positive gap indicates that an institution would benefit from rising rates and would be negatively affected by falling rates. A negative gap generally indicates that an institution would benefit from falling rates and would be negatively affected by rising rates.

                    While gap analysis is a general indicator of the potential effect that changing interest rates may have on net interest and dividend income, the gap itself does not present a comprehensive view of interest rate risk. First, changes in the general level of interest rates do not affect all categories of assets and liabilities equally or simultaneously. Second, assumptions must be made to develop a gap table. For example, savings deposits, which have no contractual maturity, are assigned to various repricing intervals although the Bank can influence the actual repricing of these deposits independent of the gap assumption. Finally, the gap table represents a one-day position and cannot incorporate a changing mix of assets and liabilities over time as interest rates change.

                    From time-to-time, the Bank uses interest rate cap and floor agreements to reduce its exposure to unfavorable fluctuations in the repricing of certain liabilities and assets (generally borrowed funds and securities). The agreements limit the interest rate on such assets and liabilities to a predetermined level, while still allowing the Bank to benefit if rates decline in the case of liabilities, or if rates increase in the case of assets. The agreements provide for the payment of a specified sum to the Bank when the underlying rate index (generally one-month LIBOR) exceeds (in the case of caps) or falls below (in the case of floors) the agreements' contractual rate. At December 31, 1996, $60 million each (of contractual notional principal) of interest rate cap and floor agreements were outstanding. The agreements have weighted-average cap and floor rates of 7.01% and 6.08%, respectively, and expire at various times through February 2000. The amortization of the premiums paid, net of contractual amounts received, for interest rate cap and floor agreements resulted in net interest and dividend income being reduced by $1.1 million in 1996 and 1995 and $0.4 million in 1994.

                    Based on an analysis of various income-simulation models as well as the gap table that follows, the Bank's interest rate sensitivity has improved since 1995, primarily due to the investment of funds generated from sales of nonperforming assets and excess cash flows into adjustable-rate securities. At this juncture, the Bank believes that, in the normal course of events, its net interest and dividend income would not be materially affected by changes in interest rates. However, a rapidly rising interest rate environment, as well as other factors, may have a significant negative impact (particularly relating to the Bank's assumptions concerning the predicted behavior of depositors) on the Bank's level of net interest and dividend income.

--------------------------------------------------------------------------------
The Greater New York Savings Bank                                             44
Management's Discussion and Analysis
--------------------------------------------------------------------------------


                    The Bank's one-year gap was a negative 0.2% at December 31, 1996, compared to a negative 5.7% at December 31, 1995. The following table is an analysis of the Bank's gap position at December 31, 1996:

                                                            Within      Over 1-3        Over 3-5            Over
($ in thousands)                                          One Year        Years            Years         5 Years        Total
------------------------------------------------------------------------------------------------------------------------------
Interest-earning assets:
   Mortgage loans                                      $   282,185    $   349,048    $   129,231    $    46,312   $   806,776
   Other loans                                              59,583         30,637         15,714         26,569       132,503
                                                       ----------------------------------------------------------------------
   Total loans                                             341,768        379,685        144,945         72,881       939,279
   Securities available for sale                           145,903         19,101         11,587         38,672       215,263
   Mortgage-backed securities                              729,526         85,422         47,398        172,752     1,035,098
   Other bonds and notes                                    74,962          2,108          1,858         52,522       131,450
   Other interest-earning assets                             5,750            -             --           23,600        29,350
------------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets                          $ 1,297,909    $   486,316    $   205,788    $   360,427   $ 2,350,440
------------------------------------------------------------------------------------------------------------------------------
Interest-bearing liabilities:
   Savings and other deposits                          $   252,204    $   270,740    $    45,603    $      -      $   568,547
   Money market deposits                                    96,942           -              -              -           96,942
   Negotiable order of withdrawal deposits                    -            18,746         37,491           -           56,237
   Escrow deposits                                            -              -              -             9,972         9,972
   Certificates of deposit                                 561,744        181,595        127,881           -          871,220
                                                       -----------------------------------------------------------------------
   Total deposit accounts                                  910,890        471,081        210,975          9,972     1,602,918
                                                       -----------------------------------------------------------------------
   Reverse repurchase agreements                           409,500           -              -              -          409,500
   FHLB advances                                              -            55,000        100,000           -          155,000
   Other borrowed funds                                      2,696          6,319          6,448         60,421        75,884
                                                       -----------------------------------------------------------------------
   Total borrowed funds                                    412,196         61,319        106,448         60,421       640,384
------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities                     $ 1,323,086    $   532,400    $   317,423    $    70,393   $ 2,243,302
------------------------------------------------------------------------------------------------------------------------------
Interest rate sensitivity gap                              (25,177)       (46,084)      (111,635)       290,034       107,138
------------------------------------------------------------------------------------------------------------------------------
Interest rate options-caps(1)                               20,000        (20,000)          -              -             -
------------------------------------------------------------------------------------------------------------------------------
Adjusted interest rate sensitivity gap                 $    (5,177)    $  (66,084)   $  (111,635)   $   290,034   $   107,138
------------------------------------------------------------------------------------------------------------------------------
Cumulative ratio of gap to total assets                       -0.2%                                                       4.2%
------------------------------------------------------------------------------------------------------------------------------


                    (1) Excluding  the  effect  of interest  rate  caps  with  a
                    maturity   of   greater  than one  year,  the  one-year  gap
                    would have been  -1.0%.

                    The following assumptions are utilized in the table above:

                    (1) adjustable-rate loans and securities are included in the period in which their interest rates are next scheduled to reset; (2) fixed-rate loans and mortgage-backed securities and certain other fixed-rate securities are amortized based on historical and estimated prepayment experience; (3) unamortized premiums and discounts on securities and loans are excluded from the table; (4) savings deposit accounts are amortized based on estimated decay factors and other relevant internal analyses; (5) money market deposit accounts (Greaterfund Savings) are assumed to reprice within one month and negotiable order of withdrawal deposit accounts (Greaterfund Checking) are assumed to reprice ratably over a two- to five-year period; (6) nonperforming assets are excluded from the table; and (7) most other categories reprice according to their actual maturities or interest rate reset dates.

 Liquidity and The Bank manages its liquidity position on a daily basis to Capital Resources assure that funds are available to meet operations, deposit withdrawals,  the  repayment  of  borrowings  and  loan  and investment funding  commitments.  The Bank's primary sources of funds consist of: retail  deposits  obtained  through its branch offices; borrowings; amortization,  satisfactions and
                    repayments   of  loans;   maturities   and   repayments   of
                    securities; sales of assets available for sale and cash provided by operating activities. For additional information about cash flows from the Bank's operating, investing and financing activities, see the consolidated statements of cash flows included in the financial statements.

--------------------------------------------------------------------------------
The Greater New York Savings Bank                                             45
Management's Discussion and Analysis
--------------------------------------------------------------------------------


                    At December 31, 1996, the Bank's total commitment to lend and invest aggregated approximately $30 million. The Bank did not have any significant commitments for capital expenditures at December 31, 1996. However, the Bank anticipates capital expenditures in connection with the opening of new branches in 1997. Based on its cash flow projections, the Bank believes that it can fund all of its outstanding commitments and future capital expenditures from the aforementioned sources of funds. At December 31, 1996, certificates of deposit maturing within one year aggregated $562 million. Based on its previous experience, the Bank believes that a substantial portion of its maturing certificates of deposit will be redeposited with the Bank. In addition, based on the Bank's available collateral, the Bank's total borrowing capability with the FHLB and broker-dealers was estimated to be approximately $800 million at December 31, 1996.

Accounting          Effective  January 1, 1996,  the Bank  adopted SFAS No. 121,
Developments        "Accounting for the Impairment of Long-Lived  Assets and for
                    Long-Lived  Assets  to Be  Disposed  Of," and SFAS No.  123,
                    "Accounting  for  Stock-Based  Compensation."  SFAS No.  121
                    established  accounting  standards  for  the  impairment  of long-lived  assets,  certain  identifiable  intangibles  and goodwill  related  to those  assets  to be held and used and those to be disposed of. SFAS No. 123,  among other  things, established  a fair  value-based  method of  accounting  for stock-based  compensation  arrangements (except for employee
                    stock  ownership   plans),   but  permits  the  use  of  the
                    intrinsic-value-based   method   prescribed   by  Accounting
                    Principles Board (APB) Opinion No. 25, "Accounting for Stock
                    Issued to Employees,"  in accounting for such  arrangements.
                    The Bank elected to continue utilizing APB Opinion No. 25 in accounting for its stock option plans. Since adoption, these accounting  standards have not impacted the Bank's financial statements.  For  further  discussions  of these  accounting standards,  see note 1 "Description  of Business and Summary
                    of   Significant    Accounting    Policies   (Premises   and
                    Equipment),"  note 12 "Benefit  and  Incentive  Plans (Stock
                    Option Plans)" and note 14 "Earnings Per Share" to the consolidated financial statements.

                    In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which, among other things, establishes accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on a consistent application of a financial components approach that focuses on control. Under this approach, subsequent to a transfer of financial assets, a company must recognize the financial and servicing assets it controls and liabilities it has incurred, derecognize financial assets when control has been surrendered, and derecognize liabilities when they have been extinguished. Standards for distinguishing transfers of financial assets that are sales from those that are secured borrowings are provided in the statement. A transfer not meeting the criteria for a sale must be accounted for as a secured borrowing with a pledge of collateral.

                    SFAS No. 125 also amends SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," to prohibit the classification of a debt security as held to maturity if it can be prepaid or otherwise settled in such a way whereby the holder of the security would not recover substantially all of its recorded investment. It further requires that loans and other assets that can be similarly prepaid or settled, be subsequently measured like debt securities classified as available for sale or trading under SFAS No. 115, as amended. SFAS No. 125 also amends and extends to all servicing assets and liabilities the accounting standards for mortgage servicing rights now in SFAS No. 65, "Accounting for Certain Mortgage Banking Activities," and supersedes SFAS No. 122, "Accounting for Mortgage Servicing Rights." SFAS No. 125, as amended by SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of SFAS No. 125," is effective for applicable transactions occurring after December 31, 1996 or December 31, 1997 and is to be applied prospectively. The adoption of this standard is not expected to have a material impact on the Bank's financial statements.

--------------------------------------------------------------------------------
The Greater New York Savings Bank                                             46
Consolidated Statements of Financial Condition
--------------------------------------------------------------------------------

                    ($ in thousands, except par value)
                    December 31,                                          1996            1995
-------------------------------------------------------------------------------------------------
Assets              Cash and due from banks (note 11)             $     22,396    $     26,502
                    Federal funds sold                                   5,750            -
                    Securities available for sale, net,
                        at estimated fair value
                        (notes 2 and 11)                               215,961         202,444
                    Securities held to maturity, net
                        (notes 2 and 11):
                      Mortgage-backed securities, net
                        (estimated fair value
                         of $1,027,922 and $946,786,
                         respectively)                               1,042,843         952,846
                      Other bonds and notes, net
                        (estimated fair value  of $131,117
                         and $137,993, respectively)                   131,478         138,871
                    Federal Home Loan Bank of NY stock,
                        at cost (note 11)                               23,600          27,850
                    Loans receivable, net
                        (notes 3, 4 and 11):
                      Mortgage loans on real estate                    835,600         969,976
                      Other loans                                      132,968         125,192
                                                                  -----------------------------
                      Loans receivable                                 968,568       1,095,168
                      Allowance for loan losses                        (17,228)        (23,993)
                                                                  -----------------------------
                    Loans receivable, net                              951,340       1,071,175
                    Accrued interest receivable                         15,343          16,575
                    Premises and equipment, net (note 5)                28,273          26,965
                    Deferred tax asset, net (note 13)                   45,365          55,070
                    Other assets (notes 6 and 12)                       59,539          64,679
                    -----------------------------------------------------------------------------
                    Total assets                                  $  2,541,888    $  2,582,977
                    -----------------------------------------------------------------------------
Liabilities         Deposits (note 8)                             $  1,666,674    $  1,715,340
                    Borrowed  funds,  including  securities
                        sold under agreements to repurchase
                        of $409,500 and  $365,000, respectively
                       (notes 9, 11 and 12)                            640,384         641,242
                    Accrued expenses and other liabilities
                       (notes 9 and 12)                                 25,182          30,458
                    -----------------------------------------------------------------------------
                    Total liabilities                                2,332,240       2,387,040
                    -----------------------------------------------------------------------------
Stockholders'       Preferred stock, 8.25%,
Equity (Notes 10,     cumulative, ESOP convertible Series A
11, 12, and 16)       ($1.00 par value,
                      1,800,000 shares authorized, 1,536,391 and
                      1,594,627 shares issued and
                      outstanding, respectively)                         1,537           1,595
                    Preferred stock, 12%, noncumulative,
                      perpetual Series B ($1.00 par value,
                      2,000,000 shares authorized,
                      issued and outstanding)                            2,000           2,000
                      Additional paid-in-capital preferred              63,111          63,810
                      ESOP debt guarantee                              (14,230)        (15,670)
                    Common stock  ($1.00 par value,
                      45,000,000 shares authorized,
                      13,534,448 and 13,289,356 shares
                      issued and outstanding, respectively)             13,534          13,289
                    Additional paid-in-capital common                  102,883         100,648
                    Surplus fund                                        22,998          22,998
                    Undivided profits                                   17,845           7,231
                    Net unrealized (loss) gain on securities
                      available for sale,  net of taxes                    (30)             36
                    -----------------------------------------------------------------------------
                    Total stockholders' equity                         209,648         195,937
                    -----------------------------------------------------------------------------
                    Commitments and contingencies
                      (notes 3, 5 and 15)
                    -----------------------------------------------------------------------------
                    Total liabilities and stockholders' equity    $  2,541,888    $  2,582,977
                    -------------------------------------------------------------------------

                    See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------
 The Greater New York Savings Bank                                            47
 Consolidated Statements of Income
--------------------------------------------------------------------------------

                    ($ in thousands, except per share data)
                    Years ended December 31,                                      1996        1995         1994
----------------------------------------------------------------------------------------------------------------
Interest and        Mortgage loans on real estate                            $  75,071   $  86,751    $  92,968
Dividend Income     Other loans                                                 10,594       9,939        8,522
                   --------------------------------------------------------------------------------------------
                    Total interest on loans                                     85,665      96,690      101,490
                   --------------------------------------------------------------------------------------------
                    Securities available for sale                               13,071       4,886        2,745
                    Securities held to maturity:
                       Mortgage-backed securities                               67,233      69,214       58,090
                       Other bonds and notes                                     8,657       9,026        6,288
                    Other                                                        2,308       2,535        1,994
                    -------------------------------------------------------------------------------------------
                    Total interest and dividend income                         176,934     182,351      170,607
                    -------------------------------------------------------------------------------------------
Interest Expense    Deposits (note 8)                                           66,806      69,069       61,266
                    Securities sold under agreements to repurchase              22,299      16,862        2,809
                    Other borrowed funds                                        15,472      24,063       28,691
                    -------------------------------------------------------------------------------------------
                    Total interest expense                                     104,577     109,994       92,766
                    -------------------------------------------------------------------------------------------
                    Net interest and dividend income                            72,357      72,357       77,841
                    Provision for loan losses (note 4)                           1,500      29,400        7,990
                    -------------------------------------------------------------------------------------------
                    Net interest and dividend income
                        after provision for loan losses                         70,857      42,957       69,851
                    -------------------------------------------------------------------------------------------
Noninterest         Income from mortgage activities (notes 3 and 7)              4,135       5,498        1,234
Income              Customer service fees                                        3,800       3,354        3,230
                    Fees from sales of investment products                       1,650         992          989
                    Net gain (loss) on sales of securities (note 2)                 20          84         (341)
                    Other (note 3)                                               1,192         491          687
                    -------------------------------------------------------------------------------------------
                    Total noninterest income                                    10,797      10,419        5,799
                    -------------------------------------------------------------------------------------------
Noninterest         Compensation and benefits (note 12)                         23,143      22,468       20,768
Expenses            Occupancy, net (note 5)                                      7,891       7,658        7,771
                    Equipment and data processing services                       5,940       5,728        5,407
                    Advertising and promotion                                    1,923       1,298        1,111
                    Federal deposit insurance premiums                             510       3,004        5,229
                    Provision for real estate losses (note 6)                      500      17,700        7,110
                    Nonperforming loan and real estate activities                3,457       8,398       11,470
                    Other                                                        8,744       7,383        6,833
                    -------------------------------------------------------------------------------------------
                    Total noninterest expenses                                  52,108      73,637       65,699
                    -------------------------------------------------------------------------------------------
                    Income (loss) before taxes                                  29,546     (20,261)       9,951
Taxes               Tax expense (benefit) (note 13)                             11,047     (39,500)      (3,000)
                    -------------------------------------------------------------------------------------------
Net Income          Net income                                               $  18,499   $  19,239    $  12,951
                    -------------------------------------------------------------------------------------------
Earnings            Primary earnings per share (note 14)                     $    0.83   $    0.85    $    0.42
Per Share           Fully diluted earnings per share (note 14)                    0.77        0.80         0.41
----------------------------------------------------------------------------------------------------------------

                    See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------
 The Greater New York Savings Bank                                            48
 Consolidated Statements of Changes in Stockholders' Equity
--------------------------------------------------------------------------------



                      ($ in thousands)
                      Years ended December 31,                                             1996         1995         1994
-------------------------------------------------------------------------------------------------------------------------
Preferred Stock       Balance at beginning of year                                    $   1,595    $   1,647    $   1,694
Series A              Conversion  of 58,236  shares in 1996, 52,741
                        shares  in 1995  and 46,480 shares in 1994 to
                        common stock (note 12)                                              (58)         (52)         (47)
                      ----------------------------------------------------------------------------------------------------
                      Balance at end of year                                              1,537        1,595        1,647
                      ----------------------------------------------------------------------------------------------------
Preferred Stock
Series B              Balance at beginning and end of year                                2,000        2,000        2,000
                      ----------------------------------------------------------------------------------------------------
Additional Paid-In-   Balance at beginning of year                                       63,810       64,443       65,000
Capital Preferred     Conversion  of 58,236 shares in 1996,
                        52,741  shares in 1995 and 46,480 shares in 1994
                        to common stock (note 12)                                          (699)        (633)        (557)
                      ----------------------------------------------------------------------------------------------------
                      Balance at end of year                                             63,111       63,810       64,443
                      ----------------------------------------------------------------------------------------------------
ESOP Debt             Balance at beginning of year                                      (15,670)     (16,996)     (18,216)
Guarantee             Payment of principal on ESOP debt                                   1,440        1,326        1,220
                      ----------------------------------------------------------------------------------------------------
                      Balance at end of year                                            (14,230)     (15,670)     (16,996)
                      ----------------------------------------------------------------------------------------------------
Common Stock          Balance at beginning of year                                       13,289       13,140       12,986
                      Issuance of 245,092 shares in 1996,  150,002 shares
                        in 1995 and 153,780 shares in 1994 (note 12)                        245          149          154
                      ----------------------------------------------------------------------------------------------------
                      Balance at end of year                                             13,534       13,289       13,140
                      ----------------------------------------------------------------------------------------------------
Additional Paid-In-   Balance at beginning of year                                      100,648       99,943       98,976
Capital Common        Issuance of 245,092 shares in 1996, 150,002 shares in 1995
                        and 153,780 shares in 1994, including tax benefit (note 12)       2,235          705          967
                      ----------------------------------------------------------------------------------------------------
                      Balance at end of year                                            102,883      100,648       99,943
                      ----------------------------------------------------------------------------------------------------
Surplus Fund          Balance at beginning and end of year                               22,998       22,998       22,998
                      ----------------------------------------------------------------------------------------------------
Undivided Profits     Balance at beginning of year                                        7,231       (4,298)      (9,932)
(Deficit)             Net income                                                         18,499       19,239       12,951
                      Dividends declared on preferred stock, net of tax benefit          (7,211)      (7,710)      (7,317)
                      Dividends declared on common stock                                   (674)        -            -
                      ----------------------------------------------------------------------------------------------------
                      Balance at end of year                                             17,845        7,231       (4,298)
                      ----------------------------------------------------------------------------------------------------
Net Unrealized (Loss) Balance at beginning of year                                           36         (393)        -
Gain on Securities    Change in net unrealized (loss) gain, net of taxes                    (66)         429         (393)
Available for Sale    ----------------------------------------------------------------------------------------------------
                      Balance at end of year                                                (30)          36         (393)
                      ----------------------------------------------------------------------------------------------------
                      Total stockholders' equity at end of year                       $ 209,648    $ 195,937    $ 182,484
---------------------------------------------------------------------------------------------------------------------------

                    See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------
 The Greater New York Savings Bank                                            49
 Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------


                    ($ in thousands)
                    Years ended December 31,                                             1996          1995           1994
-----------------------------------------------------------------------------------------------------------------------------
Operating           Net income                                                     $    18,499    $    19,239    $    12,951
Activities          Items to reconcile net income to net
                      cash provided by operating activities:
                    Depreciation and amortization                                        2,282          2,228          2,350
                    Provisions for loan and real estate losses                           2,000         47,100         15,100
                    Deferred tax expense (benefit)                                      10,497        (40,050)        (3,550)
                    Decrease in net deferred fees                                         (909)          (818)          (218)
                    Amortization of premiums and accretion of (discounts), net           1,933         (1,347)         1,413
                    Net (gain) loss on sales of assets and loans originated for sale    (2,438)          (255)           889
                    Originations and sales of loans originated for sale, net              (413)        (1,989)         3,758
                    Decrease (increase) in accrued interest receivable
                       and other assets                                                  3,828            828         (3,289)
                    (Decrease) increase in accrued expenses and liabilities             (5,246)        (4,852)           508
                    --------------------------------------------------------------------------------------------------------
                    Net cash provided by operating activities                           30,033         20,084         29,912
                    --------------------------------------------------------------------------------------------------------
Investing           Principal repayments of securities available for sale               24,754          5,457         19,304
Activities          Sales of securities available for sale                               4,982           -            29,644
                    Purchases of securities available for sale                         (43,523)       (29,396)       (14,948)
                    Principal repayments of mortgage-backed securities                 183,812        169,828        212,341
                    Purchases of mortgage-backed securities                           (276,781)      (248,947)      (443,691)
                    Principal repayments of other bonds and notes                        7,381          4,400         28,328
                    Purchases of other bonds and notes                                    -           (27,086)       (54,014)
                    Principal repayments and sales of loans receivable                 224,092        152,394        122,549
                    Originations and purchases of loans receivable                    (110,795)       (58,696)       (55,814)
                    Sale of mortgage servicing rights                                    2,085           -              -
                    Sales of other real estate                                          10,179         18,226         22,852
                    Redemptions (purchases) of FHLB stock, net                           4,250         (4,400)        (5,067)
                    Purchases of premises and equipment, net                            (3,590)        (4,667)        (1,069)
                    (Investment in) return of capital from joint ventures, net            (222)        (2,814)         1,864
                    --------------------------------------------------------------------------------------------------------
                    Net cash provided (used) by investing activities                    26,624        (25,701)      (137,721)
                    --------------------------------------------------------------------------------------------------------
Financing           Decrease in deposits                                               (48,666)       (17,113)       (78,858)
Activities          Proceeds from securities sold under agreements to repurchase
                       maturing in 90 days or less, net                                239,500        120,695         10,000
                    Proceeds from borrowed funds                                        15,000        906,805        735,000
                    Repayment of borrowed funds                                       (253,918)    (1,007,598)      (559,448)
                    Dividends paid on preferred stock                                   (7,678)        (7,738)        (7,342)
                    Dividends paid on common stock                                        (674)          -              -
                    Proceeds from issuance of common stock                               1,423            169            517
                    --------------------------------------------------------------------------------------------------------
                    Net cash (used) provided by financing activities                   (55,013)        (4,780)        99,869
                    --------------------------------------------------------------------------------------------------------
                    Net increase (decrease) in cash and cash equivalents                 1,644        (10,397)        (7,940)
                    --------------------------------------------------------------------------------------------------------
                    Cash and cash equivalents at beginning of year                      26,502         36,899         44,839
                    --------------------------------------------------------------------------------------------------------
                    Cash and cash equivalents at end of year                       $    28,146    $    26,502    $    36,899
                    --------------------------------------------------------------------------------------------------------
Supplemental        Cash paid during the year for:
Disclosures             Interest                                                   $   106,027    $   110,123    $    89,743
                        Income taxes, net                                                  464            553            676
                    Noncash investing activities:
                        Loans to finance sales of real estate                            4,006         18,276         18,682
                        Loans transferred to real estate acquired through
                          foreclosure, net                                               8,494         19,881         24,903
                        Securities reclassified from held to maturity to
                          available for sale                                              -           133,386         34,750
                    Noncash financing activities:
                        Conversion of preferred stock to common stock                      757            685            604
                        Reduction in ESOP debt guarantee                                 1,440          1,326          1,220
-----------------------------------------------------------------------------------------------------------------------------

                    See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------
 The Greater New York Savings Bank                                            50
 Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


1. Description of   a. Description of Business
   Business and
   Summary of       The  Greater New York  Savings  Bank and  Subsidiaries  (the
   Significant      Bank)  is a New York  State-chartered,  stock  savings  bank
   Accounting       whose  principal  business  consists  of  attracting  retail
   Policies         deposits from the general public through its 14 branches and
                    investing   those   deposits,   together   with  funds  from
                    borrowings, in mortgage loans and securities. The Bank also earns noninterest income, such as customer service charges, fees from originating and servicing loans and fees from the sale of third-party investment products. At December 31, 1996, the Bank's deposits per branch averaged approximately
                    $119,000,000 and 80% of its total deposits were derived from its nine branches located in Brooklyn, New York.

                    b. Principles of Consolidation, Basis of Presentation and Use of Estimates

                    The accompanying consolidated financial statements include the accounts of The Greater New York Savings Bank and its wholly-owned subsidiaries. Significant intercompany transactions and balances are eliminated in consolidation. Other entities in which the Bank has at least a 20% ownership interest are accounted for using the equity method. Certain reclassifications have been made to prior year amounts to conform to the current year's presentation.

                    In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting periods. Actual results could differ from those estimates. Material estimates that are particularly susceptible to change in the near term relate to the determination of the allowances for loan and real estate losses and the valuation allowance for deferred tax assets.

                    c. Cash and Cash Equivalents

                    For purposes of the statements of cash flows, cash and cash equivalents include cash and due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

                    d. Securities

                    Securities which the Bank may sell at some time in the future based on current or foreseeable conditions are classified as securities available for sale and are carried at estimated fair value. Such securities include those that may be sold in response to asset/liability management strategies. Unrealized gains and losses are reported as a separate component of stockholders' equity, net of related taxes. Realized gains and losses from sales are determined using the specific identification method.

                    Securities which the Bank has the positive intent and ability to hold until maturity are classified as securities held to maturity and are carried at cost, adjusted for accretion of discounts and amortization of premiums.
                    Discounts are accreted and premiums are amortized to interest income using the interest method over the period to contractual maturity, adjusted for actual prepayments.

                    e. Loans Receivable

                    Loans held for portfolio are carried at amortized cost. Discounts are accreted to interest income over the contractual life of the loans using the interest method. Loans held for sale are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses are provided for in a valuation allowance created through a charge to operations. Realized gains and losses are determined using the specific identification method. Loan origination and commitment fees, net of certain costs, are deferred and amortized to interest income as an adjustment to the yield of the related loans over the contractual life of the loans using the interest method. When a loan is paid off or sold, or if a commitment expires unexercised, any unamortized net deferred amount is credited or charged to income as appropriate. Amortization of net deferred fees is discontinued for loans placed on nonaccrual status.

                    f.  Nonaccrual  Loans,   Troubled  Debt  Restructurings  and
                    Impaired Loans

                    Loans are placed on nonaccrual status (nonperforming loans) when principal or interest becomes 90 days or more past due unless the obligation is both well secured and in the
                    process   of   collection.   Accrued   interest   receivable
                    previously

--------------------------------------------------------------------------------
 The Greater New York Savings Bank                                            51
 Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


                    recognized is reversed when a loan is placed on nonaccrual status. Interest payments received on nonperforming loans are recognized as income on a cash basis unless future collections of principal are doubtful, in which case the payments received are applied as a reduction of principal. Loans generally remain on nonaccrual status until principal and interest payments are current.

                    Effective January 1, 1995, Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," requires all loans that are restructured in a troubled debt restructuring subsequent to December 31, 1994, be measured in accordance with the criteria of SFAS No. 114 (which is described under "Allowances for Loan and Real Estate Losses"). A loan is normally deemed impaired when, based upon current information and events, it is probable the Bank will be unable to collect both principal and interest due according to the contractual terms of the loan agreement. Loans which were restructured prior to December 31, 1994 and are performing in accordance with their restructured terms are not considered impaired loans and continue to be accounted for under SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings." Impaired loans normally consist of nonperforming loans and loans that are restructured in a troubled debt restructuring subsequent to December 31, 1994. Interest income on impaired loans is recognized in accordance with the Bank's policy relating to nonperforming loans and troubled debt restructurings.

                    A loan is considered a troubled debt restructuring when changes (such as a reduction in interest rates or deferral of interest or principal payments) are made to contractual terms due to a borrower's weakened financial condition. A nonperforming loan that is restructured is normally accounted for as a cash basis troubled debt restructure. After the restructured loan develops a satisfactory payment history, the loan is maintained on an accrual basis but remains classified as a troubled debt restructure. An accruing troubled debt restructure that yields a market rate of interest is considered for recategorization to a fully performing status after it has performed for an appropriate period. Loans which are recategorized are done so no earlier than the year following the restructuring and are no longer included in the Bank's troubled debt restructuring or impaired loan statistics, if applicable.

                    g. Real Estate Held for Development and Acquired Through Foreclosure

                    Real estate held for development and acquired through foreclosure is reported in other assets. Upon foreclosure, a loan is normally transferred from the loan portfolio to real estate acquired through foreclosure at the lower of the loan's carrying value at the date of transfer, or estimated fair value of the collateral property less estimated selling costs. Adjustments made to the carrying value at the time of transfer are charged to the allowance for loan losses. Thereafter, an allowance for real estate losses is established if the carrying value of the property exceeds its current fair value less estimated selling costs. Under SFAS No. 114, a loan is classified as an in-substance foreclosure only when the Bank has taken possession of the collateral property regardless of whether formal foreclosure proceedings have taken place. Real estate held for development (joint ventures) is carried at the lower of cost or estimated net realizable value (the estimated selling price less estimated costs of completion, holding and disposal). Adjustments to carrying value are recorded in the allowance for real estate losses.

                    h. Allowances for Loan and Real Estate Losses

                    The allowances for loan and real estate losses are increased by provisions charged to operations and decreased by chargeoffs (net of recoveries). The allowance for loan losses is netted against loans receivable and the allowance for real estate losses is netted against real estate held for development and acquired through foreclosure. The adequacy of the allowances is evaluated quarterly with consideration given to: known and inherent risks in the portfolios; status of particular loans and properties and estimates of fair value thereof; historical chargeoffs and recoveries; adverse situations which may affect the borrowers' ability to repay; expected disposition period and estimated selling costs of foreclosed real estate; net realizable value of real estate held for development; and management's perception of the current and future real estate markets and economic conditions in the Bank's lending region.

                    In addition, SFAS No. 114 specifies the manner in which the portion of the allowance for loan losses related to impaired commercial real estate and multi-family loans is computed. Impairment for commercial real estate and multi-family loans

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 The Greater New York Savings Bank                                            52
 Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                    is measured based on the estimated fair value of the properties collateralizing such loans, since payment of the principal and interest is dependent upon cash flow generated from the property's operations. However, if the repayment of the loan is expected solely from the sale of the property, estimated fair value is adjusted for estimated selling costs. When the fair value of the property is less than the recorded investment in the loan, this deficiency is recognized as a valuation allowance within the overall allowance for loan losses and a charge through the provision for loan losses. The Bank normally records a chargeoff for this difference which results in little or no valuation allowance being maintained. Changes in the estimated fair value of the collateral property or selling costs are recorded as increases or decreases to the valuation allowance. The net carrying amount of an impaired loan does not at any time exceed the recorded investment in the loan.

                    Lastly, the Bank's regulators, as an integral part of their examination process, periodically review the Bank's allowances for loan and real estate losses. Accordingly, the Bank may be required to take certain chargeoffs and/or recognize additions to the allowances based on the regulators' judgment concerning information available to them during their examination.

                    i. Premises and Equipment

                    Land is carried at cost. Buildings, leasehold improvements and furniture, fixtures and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the asset. Leasehold improvements are amortized using the straight-line method over the terms of the related leases, or the useful life of the asset, whichever is shorter. Maintenance, repairs and minor improvements are charged to expense as incurred, while major improvements are capitalized.

                    On January 1, 1996, the Bank adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The statement requires, among other things, that long-lived assets and certain identifiable intangibles to be held and used by a company be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. In performing the review for recoverability, companies are required to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. Under SFAS No. 121, an impairment is recognized if the sum of the undiscounted future cash flows is less than the carrying amount of the asset. The Bank does not have any recorded identifiable intangible assets or goodwill, other than originated mortgage loan servicing rights. Since adoption, SFAS No. 121 has not had any impact on the Bank's financial statements.

                    j. Mortgage Loan Servicing Rights

                    The Bank adopted SFAS No. 122, "Accounting for Mortgage Servicing Rights," effective January 1, 1995. SFAS No. 122 requires the recognition of rights to service mortgage loans for others that are acquired through loan origination activities as a separate asset. The initial capitalization of originated mortgage servicing rights (MSR) is based on an allocation of the total cost of the related mortgage loans to the MSR and the loans (without MSR) based on their relative fair values. Capitalized MSR are amortized in proportion to and over the period of estimated net servicing income. In addition, MSR are assessed for impairment based on their estimated fair value. For purposes of determining impairment, MSR are stratified based on one or more of the predominant risk characteristics of the underlying loans. Impairment, if any, is recognized through a valuation allowance for each impaired stratum with a corresponding charge to operations. The Bank's policy for stratifying MSR for impairment evaluation considers the interest rates and terms of the underlying loans. The estimated fair value of each MSR stratum is determined through a discounted cash flow analysis of estimated net future servicing income, utilizing current market interest rates.

                    k. Reverse Repurchase Agreements

                    Reverse repurchase agreements are accounted for as collateralized financing transactions. Accordingly, the underlying securities continue to be carried as an asset and a liability is established for the transaction proceeds.

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 The Greater New York Savings Bank                                            53
 Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                    l. Employee Stock Ownership Plan (ESOP)

                    The ESOP is accounted for in accordance with the provisions of Statement of Position 76-3, "Accounting Practices for
                    Certain Employee Stock Ownership Plans." The borrowing related to the ESOP is included as a liability on the Bank's consolidated statements of financial condition. The offset to this liability (ESOP debt guarantee) is reported as a reduction of stockholders' equity. The liability and the ESOP debt guarantee are reduced as the borrowing is repaid. As principal and interest on the borrowing are repaid, Series A preferred stock is allocated annually to ESOP participants ratably over the term of the plan.

                    m. Income from Mortgage Activities

                    Income from mortgage activities includes: revenue from originating loans for sale (including related fees and gains and losses on sales or revaluations of such loans); revenue from servicing loans; amortization of mortgage servicing rights; and gains and losses from sales of mortgage servicing rights.

                    n. Advertising Costs

                    Advertising costs are expensed as incurred, except for direct-response advertising. Direct-response advertising consists primarily of magazine and newspaper advertisements promoting the opening of a new branch. These costs are capitalized and amortized over the expected period of future benefit (which is generally over the average life of the branch's deposit accounts). At December 31, 1996 and 1995, capitalized advertising cost was not significant.

                    o. Stock Option Plans

                    The Bank maintains several plans that provide for grants of stock options, stock appreciation rights and performance units to employees, and stock options to nonemployee directors. The Bank follows Accounting Principles Board
                    (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its plans.

                    p. Hedging Activities

                    Periodically, the Bank may purchase interest rate cap and floor agreements as part of its asset/liability management of interest rate risk. The agreements provide for the payment of a specified sum to the Bank under certain conditions. The Bank pays a premium at the inception of the agreements and no future payments to the third parties are required. The agreements are designated and accounted for as hedges. Accordingly, such premiums are recorded as other assets and are amortized over the contractual terms of the agreements (net of contractual payments received) as a component of interest expense or income from the related hedged items.

                    q. Income Taxes

                    Under SFAS No. 109, "Accounting for Income Taxes," deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using currently enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax law or rates is recognized in income in the period that includes the enactment date of change. A valuation allowance is recorded if it is more likely than not that some portion or all of the deferred tax assets will not be realized based on a review of available evidence. The allowance is subject to ongoing adjustments based on changes in circumstances that affect management's assessment of the realizability of the deferred tax assets. Adjustments to the valuation allowance are recorded as a component of income taxes.

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 The Greater New York Savings Bank                                            54
 Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

2. Securities       Securities Available for Sale

                    The carrying values (estimated fair values) of securities available for sale at December 31, are summarized as follows:

                                                           Pass-Through Securities
                                                ----------------------------------        CMOs   Corporate
                   ($ in thousands)                GNMA        FHLMC        FNMA     and REMICs      Notes         Total
                   ------------------------------------------------------------------------------------------------------
                    1996
                    Fixed rate                $  18,012    $  15,683    $  46,635    $    -      $     -      $   80,330
                    Variable rate                32,036       27,280       16,810       15,000       44,559      135,685
                    -----------------------------------------------------------------------------------------------------
                    Amortized cost               50,048       42,963       63,445       15,000       44,559      216,015
                    -----------------------------------------------------------------------------------------------------
                    Gross unrealized gains          588          304          979            7            7        1,885
                    Gross unrealized losses      (1,020)        (186)        (165)        (430)        (138)      (1,939)
                    -----------------------------------------------------------------------------------------------------
                    Carrying value            $  49,616    $  43,081    $  64,259    $  14,577    $  44,428    $ 215,961
                    -----------------------------------------------------------------------------------------------------
                    Yield                          6.76%        6.74%        7.45%        5.85%        6.09%        6.76%
                    -----------------------------------------------------------------------------------------------------

                    1995
                    Fixed rate                $  18,579    $  18,744    $  58,186    $    -       $    -      $   95,509
                    Variable rate                36,977        5,058        8,135       12,271       44,428      106,869
                    -----------------------------------------------------------------------------------------------------
                    Amortized cost               55,556       23,802       66,321       12,271       44,428      202,378
                    -----------------------------------------------------------------------------------------------------
                    Gross unrealized gains          334          376        1,328         -            -           2,038
                    Gross unrealized losses        (819)         (85)         (83)        (371)        (614)      (1,972)
                    -----------------------------------------------------------------------------------------------------
                    Carrying value            $  55,071    $  24,093    $  67,566    $  11,900    $  43,814    $ 202,444
                    -----------------------------------------------------------------------------------------------------
                    Yield                          6.10%        7.49%        7.51%        5.44%        5.78%        6.62%
                    -----------------------------------------------------------------------------------------------------



                    The estimated weighted-average lives of fixed- and variable-rate, mortgage-backed securities available for sale at December 31, 1996 were approximately five and six years, respectively (based upon anticipated cash flows, assuming no change in the interest rate environment). The carrying value and yield by contractual maturity of the corporate notes available for sale at December 31, 1996 was as follows:
                    $4,986,000 at 5.90%  maturing in 1998;  $19,602,000 at 6.17%
                    maturing in 1999; and $19,840,000 at 6.06% maturing in 2001.

                    Proceeds from sales of securities available for sale in 1996 and 1994 were $4,982,000 and $29,644,000, respectively.
                    Gross gains of $20,000 were realized in 1996 and gross losses of $341,000 were realized in 1994. There were no significant sales of securities in 1995. On December 31, 1995, the Bank transferred from its held-to-maturity portfolio mortgage-backed securities with a net carrying value of $133,386,000 (which approximated fair value) to the securities available-for-sale portfolio. The transfer was made in conjunction with a one-time opportunity granted by the Financial Accounting Standards Board, which allowed entities to conduct a reassessment of the classifications of their securities portfolios and to make reclassifications between categories.

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 The Greater New York Savings Bank                                            55
 Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                    Mortgage-Backed Securities Held to Maturity

                    The carrying and estimated fair values of mortgage-backed securities held to maturity at December 31, are summarized as follows:

                                                                        Pass-Through Securities
                                                  ---------------------------------------------          CMOs
                   ($ in thousands)                GNMA          FNMA        FHLMC         Other    and REMICs        Total
                   ---------------------------------------------------------------------------------------------------------
                    1996
                    Fixed rate                $  66,270     $  20,827    $  43,376     $   1,072     $ 161,103    $  292,648
                    Variable rate                  -           60,646       55,934          -          633,615       750,195
                    ---------------------------------------------------------------------------------------------------------
                    Carrying value               66,270        81,473       99,310         1,072       794,718     1,042,843
                    ---------------------------------------------------------------------------------------------------------
                    Gross unrealized gains         -            1,068        1,225             7         3,107         5,407
                    Gross unrealized losses      (2,126)         -             (11)         -          (18,191)      (20,328)
                    ---------------------------------------------------------------------------------------------------------
                    Estimated fair value      $  64,144     $  82,541    $ 100,524     $   1,079     $ 779,634    $1,027,922
                    ---------------------------------------------------------------------------------------------------------
                    Yield                          7.36%         7.03%        7.15%         8.30%         6.62%         6.75%
                    ---------------------------------------------------------------------------------------------------------

                    1995
                    Fixed rate                $  72,843     $  26,082    $  54,694     $   1,603     $ 188,103     $ 343,325
                    Variable rate                  -           38,394       59,269          -          511,858       609,521
                    ---------------------------------------------------------------------------------------------------------
                    Carrying value               72,843        64,476      113,963         1,603       699,961       952,846
                    ---------------------------------------------------------------------------------------------------------
                    Gross unrealized gains          493           995        1,437          -            2,146         5,071
                    Gross unrealized losses      (1,400)         -             (52)          (21)       (9,658)      (11,131)
                    ---------------------------------------------------------------------------------------------------------
                    Estimated fair value      $  71,936     $  65,471    $ 115,348     $   1,582     $ 692,449     $ 946,786
                    ---------------------------------------------------------------------------------------------------------
                    Yield                          7.37%         7.16%        7.10%         7.91%         6.69%         6.82%
                    ---------------------------------------------------------------------------------------------------------



                    The estimated weighted-average lives of fixed- and variable-rate, mortgage-backed securities held to maturity at December 31, 1996 were approximately five and one-half and eight and one-half years, respectively (based upon anticipated cash flows, assuming no change in the interest rate environment).

                    Mortgage-backed securities, exclusive of collateralized mortgage obligations, represent participating interests in pools of long-term, first-mortgage loans. Collateralized mortgage obligations are multi-class, mortgage-backed securities that are secured by mortgage loans or other mortgage-backed securities. The Bank's investments in GNMA, FNMA and FHLMC securities are either issued by U.S. government agencies or one of its sponsored enterprises and are guaranteed by the issuing agency. The Bank's investments in CMOs and other pass-through securities are primarily rated AAA by one or more of the nationally recognized rating agencies. Additionally, the Bank's investments in CMOs and REMICs are either agency-backed or of a senior class.

                    The Bank's investments in nonagency mortgage-backed securities, which aggregated $440,771,000 at December 31, 1996, represent senior class obligations which are collateralized by pools of residential 1-4 family mortgage loans. These mortgage loans typically do not qualify for agency securitization or purchase programs. Nonagency mortgage-backed securities are subject to certain credit-related risks not normally associated with agency mortgage-backed securities. To help protect investors from credit risk, nonagency securities are structured to provide for the timely payment of principal and interest, which is supported to certain levels by various forms of credit enhancements. These enhancements are in the form of financial guarantees from insurers, letters of credit or subordination features.

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 The Greater New York Savings Bank                                            56
 Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                    Other Bonds and Notes Held to Maturity

                    The carrying and estimated fair values of other bonds and notes held to maturity at December 31, are summarized as follows:


                                         United States Government     States and       Corporate
                    ($ in thousands)      and Guaranteed Agencies     Municipals           Notes         Total
----------------------------------------------------------------------------------------------------------------
                    1996
                    Fixed rate                          $      49      $  57,278      $    -        $   57,327
                    Variable rate                          15,884           -            58,267         74,151
                    -------------------------------------------------------------------------------------------
                    Carrying value                         15,933         57,278         58,267        131,478
                    -------------------------------------------------------------------------------------------
                    Gross unrealized gains                    117             93             56            266
                    Gross unrealized losses                    (2)          (232)          (393)          (627)
                    -------------------------------------------------------------------------------------------
                    Estimated fair value                $  16,048      $  57,139      $  57,930      $ 131,117
                    -------------------------------------------------------------------------------------------
                    Yield                                    6.75%          6.58%          6.06%          6.37%
                    -------------------------------------------------------------------------------------------

                    1995
                    Fixed rate                          $      48      $  61,119      $    -         $  61,167
                    Variable rate                          18,742           -            58,962         77,704
                    -------------------------------------------------------------------------------------------
                    Carrying value                         18,790         61,119         58,962        138,871
                    -------------------------------------------------------------------------------------------
                    Gross unrealized gains                    126            480             34            640
                    Gross unrealized losses                  -              (122)        (1,396)        (1,518)
                    -------------------------------------------------------------------------------------------
                    Estimated fair value                $  18,916      $  61,477      $  57,600      $ 137,993
                    -------------------------------------------------------------------------------------------
                    Yield                                    7.25%          6.60%          5.72%          6.31%
                    -------------------------------------------------------------------------------------------




                    The carrying and estimated fair values of other bonds and notes held to maturity at December 31, 1996, by remaining term to contractual maturity is summarized as follows:

                                            United States Government      States and  Corporate               Estimated
                    ($ in thousands)         and Guaranteed Agencies      Municipals      Notes     Total     Fair Value     Yield
------------------------------------------------------------------------------------------------------------------------------------
                    Over 1 year to 5 years                  $    119        $    194   $ 54,007   $ 54,320   $    53,933       5.99%
                    Over 10 years                             15,814          57,084      4,260     77,158        77,184       6.64
                    ----------------------------------------------------------------------------------------------------------------
                                                            $ 15,933        $ 57,278   $ 58,267   $131,478   $   131,117       6.37%
                    ----------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 The Greater New York Savings Bank                                            57
 Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------



3.Loans Receivable  Loans receivable at December 31, are summarized as follows:

                    ($ in thousands)                                                   1996               1995
---------------------------------------------------------------------------------------------------------------
                    Mortgage Loans on Real Estate
                    Residential 1-4 family:
                       Conventional adjustable-rate loans                       $   164,708         $   145,604
                       Conventional fixed-rate loans                                 14,442              14,126
                       FHA loans                                                     13,567              20,053
                       VA loans                                                       7,460              10,882
                                                                                -------------------------------
                                                                                    200,177             190,665
                    Residential multi-family
                       Conventional loans                                           216,348             263,792
                       FHA project loans                                             12,283              12,548
                                                                                -------------------------------
                                                                                    228,631             276,340
                    Commercial real estate loans                                    409,218             507,279
                                                                                -------------------------------
                                                                                    838,026             974,284
                    Unearned discount and fees                                       (2,426)             (4,308)
                    --------------------------------------------------------------------------------------------
                                                                                    835,600             969,976
                    --------------------------------------------------------------------------------------------
                    Other Loans
                    Cooperative loans                                               117,799              79,335
                    Student loans                                                     6,673              37,819
                    Other consumer loans                                              8,604               8,393
                                                                                -------------------------------
                                                                                    133,076             125,547
                    Unearned discount and fees                                         (108)               (355)
                    --------------------------------------------------------------------------------------------
                                                                                    132,968             125,192
                    --------------------------------------------------------------------------------------------
                    Loans receivable                                                968,568           1,095,168
                    --------------------------------------------------------------------------------------------
                    Allowance for loan losses                                       (17,228)            (23,993)
                    --------------------------------------------------------------------------------------------
                    Loans receivable, net                                       $   951,340         $ 1,071,175
                    --------------------------------------------------------------------------------------------



                    The geographic distribution of the Bank's mortgage loan portfolio at December 31, is summarized as follows:




                                                                              Multi-Family and
                                          1-4 Family and Cooperative       Commercial Real Estate
                                          ---------------------------      ----------------------
                                                   1996     1995               1996       1995
-------------------------------------------------------------------------------------------------
                    New York City                  52.7%    42.7%              34.4%       33.5%
                    Long Island, New York          24.9     28.4               29.8        29.1
                    Westchester, New York           6.1      6.0                1.5         1.3
                    Other New York                  0.9      0.7                2.3         2.4
                    New Jersey                      2.6      3.3               13.3        15.3
                    Connecticut                     0.3      0.5                4.3         3.6
                                                  ----------------------------------------------
                                                   87.5     81.6               85.6        85.2
                    Pennsylvania                    0.1      0.1               10.0        10.4
                    Florida                        10.4     14.5                 -           -
                    Other states                    2.0      3.8                4.4         4.4
                                                  ----------------------------------------------
                                                  100.0%   100.0%             100.0%      100.0%
                                                  ----------------------------------------------

--------------------------------------------------------------------------------
 The Greater New York Savings Bank                                            58
 Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------



                    Loans  of  $31,821,000,  $39,369,000  and  $70,770,000  were nonperforming at December 31, 1996, 1995 and 1994, respectively, and consisted predominantly of commercial real estate and multi-family loans. In addition, the Bank had loans of $2,125,000, $4,652,000 and $2,198,000 at December
                    31, 1996, 1995 and 1994, respectively, which were 90 days or more past due but on an accrual status. These loans continued to accrue interest since they were both well secured and in the process of collection. At December 31, 1996, the Bank was not committed to lend additional funds to borrowers with loans on a nonaccrual status.

                    Commercial real estate and multi-family loans categorized as troubled debt restructurings totaled $155,538,000, $195,139,000 and $199,290,000 at December 31, 1996, 1995 and
                    1994, respectively. Restructured loans at December 31, 1996, 1995 and 1994 had a weighted-average interest rate of 7.66%, 7.80% and 7.26%, compared to an original weighted-average interest rate of 9.31%, 9.82% and 9.93%, respectively. At December 31, 1996, the Bank had no commitments to lend additional funds to borrowers with mortgages whose terms were modified in a troubled debt restructuring. Troubled debt restructurings were maintained on the accrual basis of accounting with the exception of $9,001,000, $2,177,000 and $6,654,000 at December 31, 1996, 1995 and 1994,
                    respectively, which were maintained on a cash basis of accounting. In 1996, 1995 and 1994, $23,182,000, $3,837,000 and $43,509,000, respectively, of accruing troubled debt restructurings were reclassified to a fully performing status.

                    At December 31, 1996 and 1995, loans that were considered impaired under the criteria of SFAS No. 114 aggregated $115,663,000 and $124,734,000, respectively. Such amounts consisted of nonperforming loans of $31,821,000 in 1996 and $39,369,000 in 1995, loans restructured in a troubled debt restructuring after December 31, 1994 of $82,964,000 in 1996 and $72,170,000 in 1995 and certain performing commercial real estate and multi-family loans totaling $878,000 in 1996 and $13,195,000 in 1995. The average balance of impaired loans for 1996 and 1995 was $124,109,000 and $114,947,000, respectively. Chargeoffs of impaired loans amounted to $8,214,000 in 1996 and $27,985,000 in 1995. At December 31,
                    1996, a valuation allowance of $1,650,000 was included in the allowance for loan losses relating to impaired loans with a principal balance aggregating $4,389,000. At December 31, 1995, a valuation allowance of $475,000 was maintained relating to impaired loans with a principal balance aggregating $3,161,000.

                    Total interest income recognized on nonperforming loans, troubled debt restructurings and impaired loans in 1996,
                    1995 and  1994  amounted  to  $14,728,000,  $16,282,000  and
                    $17,985,000, respectively. This compares to $23,299,000, $28,005,000 and $31,450,000, respectively, of income that would have been recognized under the loans' original contractual terms. Cash basis income amounted to $789,000 in 1996, $1,181,000 in 1995 and $1,536,000 in 1994.

                    At December 31, 1996, the Bank had outstanding commitments to originate fixed- and variable-rate 1-4 family mortgage, cooperative and other consumer loans totaling $24,652,000, versus $11,601,000 at December 31, 1995. Commitments outstanding included $7,189,000 and $6,713,000 for 1996 and 1995, respectively, that were for fixed-rate mortgage loans, which the Bank normally originates for sale into the secondary market. At December 31, 1996 and 1995, fixed-rate mortgage loans with a net carrying value of $498,000 and $2,690,000 were held for sale and included in loans
                    receivable.   In  addition,   $2,642,000  of  student  loans
                    originated and held for sale were included in loans receivable at December 31, 1996. Outstanding commitments to originate multi-family loans totaled $5,322,000 at December 31, 1996 and $1,250,000 at December 31, 1995.

                    Proceeds from sales of fixed-rate mortgage loans originated for sale in 1996, 1995 and 1994 were $42,573,000,
                    $35,979,000 and $29,963,000, respectively. Net gains of $178,000 and $107,000 were realized in 1996 and 1995, respectively, and a net loss of $544,000 was realized in 1994. Proceeds from the sale of student loans in 1996 amounted to $35,157,000. This resulted in a gain of $746,000 which was included in other noninterest income.

--------------------------------------------------------------------------------
 The Greater New York Savings Bank                                            59
 Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

4. Allowance for    Activity in the  allowance  for loan  losses  for  the  year
   Loan Losses      ended December 31, is summarized as follows:


                   ($ in thousands)                              1996        1995          1994
---------------------------------------------------------------------------------------------------------
                    Balance at beginning of year             $ 23,993    $ 23,346      $ 30,322
                    Provision charged to operations             1,500      29,400         7,990
                    Chargeoffs:
                         Residential 1-4 family                  (229)     (3,233)         (868)
                         Residential multi-family                (635)     (9,269)       (4,622)
                         Commercial real estate                (8,425)    (16,437)       (9,583)
                         Construction and land development       --          --            (214)
                         All other                               --            (1)          (66)
                                                                -----------------------------------
                    Total chargeoffs                           (9,289)    (28,940)      (15,353)
                    Recoveries                                  1,024         187           387
----------------------------------------------------------------------------------------------------
                    Balance at end of year                   $ 17,228    $ 23,993      $ 23,346
----------------------------------------------------------------------------------------------------

                    The 1995 provision for loan losses included approximately $22,000,000 recorded in conjunction with a rapid disposition strategy adopted in the fourth quarter of 1995. The main objective of the strategy was to reduce the Bank's then current level of nonperforming assets as quickly as possible. Chargeoffs of $4,032,000 and $15,744,000 were recorded in 1996 and 1995, respectively, to effectuate this strategy. The allowance for loan losses at December 31, 1996, 1995 and 1994 predominantly related to commercial real estate and multi-family loans.

5. Premises and     Premises and  equipment at December  31, are  summarized  as
   Equipment,       follows:
   Lease
   Commitments
   and Rental
   Expense



                    ($ in thousands)                             1996        1995
---------------------------------------------------------------------------------
                    Land                                      $ 4,223    $  4,223
                    Buildings                                  21,556      19,197
                    Leasehold improvements                     14,693      14,699
                    Computer equipment                          9,318       8,520
                    Furniture, fixtures and other equipment    13,686      13,213
                                                              -------------------
                                                               63,476      59,852
                    Accumulated depreciation and amortization (35,203)    (32,887)
---------------------------------------------------------------------------------
                                                             $ 28,273    $ 26,965
---------------------------------------------------------------------------------

                    The Bank has obligations under various long-term, noncancelable operating leases which have various terms up to the year 2043. Minimum annual rentals under these leases, exclusive of taxes and escalation payments, at December 31, 1996 were $4,135,000 in 1997, $3,018,000 in 1998, $2,933,000
                    in  1999,   $2,963,000  in  2000,  $3,002,000  in  2001  and
                    $41,666,000 thereafter. Sublease rentals amounted to $1,125,000 for the year 1997, $1,132,000 in 1998, $1,138,000 in 1999, $1,146,000 in 2000, $329,000 in 2001 and $4,373,000
                    thereafter. Rental expense amounted to $4,140,000, $4,113,000 and $4,149,000 for the years ended December 31, 1996, 1995 and 1994, respectively. Sublease rental income aggregated $1,090,000, $1,124,000 and $1,107,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

6. Real Estate      Real   estate   held   for  development and acquired through
   Held for         foreclosure at December 31,   which  is  reported  in  other
   Development      assets, is summarized as follows:
   and Acquired
   through
   Foreclosure


                    ($ in thousands)                              1996        1995
----------------------------------------------------------------------------------
                    Other real estate                         $ 13,740    $ 16,400
                    Joint ventures                              23,174      22,952
----------------------------------------------------------------------------------
                                                                36,914      39,352
                    Allowance for real estate losses            (3,270)     (3,276)
----------------------------------------------------------------------------------
                                                              $ 33,644    $ 36,076
----------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 The Greater New York Savings Bank                                            60
 Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


                    The FDIC Improvement Act of 1991 restricts the ability of the Bank to continue its real estate joint venture activities. For a further discussion, see note 16 - Regulatory Matters.

                    Activity in the allowance for real estate losses for the years ended December 31, is summarized as follows:



                    ($ in thousands)                             1996        1995        1994
---------------------------------------------------------------------------------------------
                    Balance at beginning of year             $  3,276    $  5,649    $ 13,697
                    Provision charged to operations               500      17,700       7,110
                    Chargeoffs:
                       Residential 1-4 family                      (1)     (2,471)       (570)
                       Residential multi-family                  -         (4,164)     (4,022)
                       Commercial real estate                    (830)    (12,951)     (8,941)
                       Construction and land development         (120)       (560)     (1,640)
                       Joint ventures                            -           (300)       (630)
---------------------------------------------------------------------------------------------
                    Total chargeoffs                             (951)    (20,446)    (15,803)
                    Recoveries                                    445         373         645
---------------------------------------------------------------------------------------------
                    Balance at end of year                   $  3,270    $  3,276    $  5,649
---------------------------------------------------------------------------------------------

                    The 1995 provision for real estate losses included approximately $13,600,000 recorded in conjunction with the rapid disposition strategy adopted in the fourth quarter of 1995. Chargeoffs of $638,000 and $14,785,000 were recorded in 1996 and 1995, respectively, to effectuate this strategy. For additional discussion, see note 4 - Allowance for Loan Losses.

7. Mortgage         The Bank  services  mortgage  loans for  investors  that are
   Servicing        appropriately not included in the accompanying  consolidated statements  of  financial  condition.  The unpaid  principal balances of such loans were  $84,777,000 and $292,478,000 at
                    December   31,  1996  and  1995,   respectively,   of  which
                    $17,488,000  and  $45,333,000,   respectively,   represented
                    participation  loans serviced for others.  In 1996, the Bank
                    sold  servicing   rights  on   $185,000,000  of  residential
                    mortgage  loans  serviced  for  investors  at a net  gain of
                    $1,504,000,  which  included  servicing  rights  capitalized under SFAS No. 122 with a net  carrying  value of  $581,000.
                    Mortgage  servicing  rights  capitalized  in 1996  and  1995
                    amounted  to  $464,000  and  $371,000,   respectively.   The
                    amortization  of  capitalized   mortgage   servicing  rights
                    amounted to $60,000 in 1996 and $28,000 in 1995. At December
                    31, 1996 and 1995, the net carrying value of originated mortgage servicing rights was not material and approximated fair value. The Bank did not maintain a valuation allowance during 1996 and 1995 with respect to mortgage servicing rights.

8.  Deposits        Deposits at December 31, are summarized as follows:


                                                                                          1996                        1995
                                                                       -----------------------   -------------------------
                                                                              Weighted-Average            Weighted-Average
                    ($ in thousands)                                  Amount       Stated Rate     Amount      Stated Rate
--------------------------------------------------------------------------------------------------------------------------
                    Savings and other accounts                     $  568,547            2.52%    $  591,216          2.52%
                    Money market deposit accounts                      96,942            2.52        109,791          2.52
                    Negotiable order of withdrawal accounts            56,237            1.25         61,206          1.25
                    Noninterest-bearing checking accounts              63,756             -           55,109           -
                    Escrow deposit accounts                             9,972            1.37         10,641          1.01
--------------------------------------------------------------------------------------------------------------------------
                                                                      795,454            2.21        827,963          2.24
                    Certificate of deposit accounts                   871,220            5.42        887,377          5.69
--------------------------------------------------------------------------------------------------------------------------
                                                                   $1,666,674            3.89%    $1,715,340          4.02%
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 The Greater New York Savings Bank                                            61
 Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                    Scheduled maturities of certificate of deposit accounts at December 31, are summarized as follows:

                                                                     1996                        1995
                                                     --------------------     -----------------------
                                                         Weighted-Average            Weighted-Average
                    ($ in thousands)                Amount    Stated Rate       Amount    Stated Rate
-----------------------------------------------------------------------------------------------------
                     Within six months             $384,628          4.99%     $412,584          5.35%
                     Six months to one year         177,116          5.35       179,669          5.77
                     Over one to two years          116,909          5.52        94,443          5.85
                     Over two to three years         64,686          6.16        53,055          5.65
                     Over three to four years        89,676          6.65        58,031          6.23
                     Over four to five years         38,205          5.69        89,595          6.64
-----------------------------------------------------------------------------------------------------
                                                   $871,220          5.42%     $887,377          5.69%
-----------------------------------------------------------------------------------------------------


                    Certificate of deposit accounts of $100,000 or more totaled $72,765,000 and $64,795,000 at December 31, 1996 and 1995,
                    respectively. At December 31, 1996, certificate of deposit accounts of $100,000 or more by remaining maturity were as follows: within six months $12,490,000; six months to one year $14,046,000; and over one year $46,229,000.

                    Interest expense on deposits for the years ended December 31, is summarized as follows:

                    ($ in thousands)                              1996      1995      1994
-----------------------------------------------------------------------------------------------------
                    Savings and other accounts                 $14,735   $15,423   $19,072
                    Money market deposit accounts                2,632     3,038     3,677
                    Negotiable order of withdrawal accounts        733       766       857
                    Escrow deposit accounts                        109       114       122
-----------------------------------------------------------------------------------------------------
                                                                18,209    19,341    23,728
                        Certificate of deposit accounts         48,597    49,728    37,538
-----------------------------------------------------------------------------------------------------
                                                               $66,806   $69,069   $61,266
-----------------------------------------------------------------------------------------------------


9. Borrowed Funds   Borrowed funds at December 31, consist of the following:


                    ($ in thousands)                                                    1996       1995
-------------------------------------------------------------------------------------------------------
                    Securities sold under agreements to repurchase                  $409,500   $365,000
                    Funds borrowed under Municipal Investment Trust
                       Fund repurchase agreements                                     61,344     65,262
                    Advances from FHLB                                               155,000    195,000
                    Employee Stock Ownership Plan debt (see note 12)                  14,230     15,670
                    Other                                                                310        310
-------------------------------------------------------------------------------------------------------
                                                                                    $640,384   $641,242
-------------------------------------------------------------------------------------------------------


                    The Bank sells securities to broker-dealers and the Federal Home Loan Bank (FHLB) under agreements to repurchase the same securities within a predetermined period of time that are accounted for as collateralized financing arrangements (and referred to as reverse repurchase agreements). The agreements involve the delivery of the securities to broker-dealers or the FHLB who arrange the transactions. The securities remain in their custody and are returned to the Bank upon the maturities of the agreements.

--------------------------------------------------------------------------------
 The Greater New York Savings Bank                                            62
 Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                    Reverse repurchase agreements at December 31, 1996 are summarized in the following table by scheduled maturity:


                                                                                            Weighted-Average
                    ($ in thousands)                                               Amount      Interest Rate
------------------------------------------------------------------------------------------------------------
                    Within 30 days                                               $ 80,000              5.46%
                    30 to 90 days                                                 264,500              5.48
                    Over 90 days(1)                                                65,000              5.26
------------------------------------------------------------------------------------------------------------
                                                                                $ 409,500              5.44%
------------------------------------------------------------------------------------------------------------


                    (1) The agreements mature in December 1998; rates reset quarterly.

                    Additional data concerning reverse repurchase agreements during the years ended December 31, is summarized as follows:


                    ($ in thousands)                                                 1996           1995        1994
--------------------------------------------------------------------------------------------------------------------
                    Average balance                                              $382,790    $   265,823    $ 55,997
                    Maximum month-end outstanding balance for the year           $409,500    $   365,000    $116,258
                    Accrued interest payable at year end                         $  2,533    $     3,793    $    765
                    Weighted-average rate for the year                               5.83%          6.34%       5.02%
                    Weighted-average rate at year end                                5.44%          5.75%       5.89%
--------------------------------------------------------------------------------------------------------------------



                    Information regarding securities sold under reverse repurchase agreements with individual counterparties in which the amount at risk exceeded 10% of the Bank's stockholders' equity at December 31, 1996, is summarized in the table that follows. (The amount at risk represents the excess of the higher of the carrying value or estimated fair value of the securities minus the carrying value of the repurchase obligation.)

                                                                                                    Securities Sold
                                                                      Repurchase      -----------------------------
                    ($ in thousands)        Weighted--Average         Obligation                          Estimated    Amount
                    Counterparty           Remaining Maturity     Carrying Value      Carrying Value     Fair Value   at Risk
--------------------------------------------------------------------------------------------------------------------------------
                    FHLB                              46 days          $250,000             $271,215       $268,550   $21,215
                    Broker-dealers                   318 days          $159,500             $170,191       $169,493   $10,691
--------------------------------------------------------------------------------------------------------------------------------


                    The Bank sold tax-exempt bonds and two FHA project loans in previous transactions to unit investment trust funds and the proceeds approximated par value. The trust funds have put options that require the Bank to repurchase the securities or loans at par value under certain specified circumstances. The Bank has accounted for these transactions as collateralized financing arrangements for financial statement purposes. The weighted-average cost of these borrowings was 6.82% for 1996 and 6.81% for 1995 and 1994. The securities and loans had a weighted-average remaining maturity of 21 years at December 31, 1996.

                    FHLB  advances  at  December  31,  1996 were  comprised  of:
                    $5,000,000 with a rate of 6.30% maturing in January 1998; $50,000,000 at 5.46% maturing in March 1998; and
                    $100,000,000 at 6.20% maturing in June 2000. Additional data concerning FHLB advances during the years ended December 31, is summarized as follows:


                    ($ in thousands)                                                              1996           1995          1994
------------------------------------------------------------------------------------------------------------------------------------
                    Average balance                                                           $165,300       $310,214      $409,403
                    Maximum month-end outstanding balance for the year                        $175,000       $444,000      $484,000
                    Weighted-average rate for the year                                            5.94%          5.88%         5.47%
                    Weighted-average rate at year end                                             5.96%          5.85%         5.62%
------------------------------------------------------------------------------------------------------------------------------------



                    Based on the Bank's available collateral, its total additional borrowing capability with the FHLB and broker-dealers was estimated to be approximately $800,000,000 at December 31, 1996. For additional information on assets that have been pledged as collateral to secure various borrowing arrangements, see note 11 - Asset and Dividend Restrictions.

--------------------------------------------------------------------------------
 The Greater New York Savings Bank                                            63
 Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

10. Preferred       The Board of Directors is authorized, subject to the consent
    Stock           of the Bank's  regulators,  to approve the issuance of up to
                    10,000,000  shares of  preferred  stock  ($1.00  par  value)
                    without stockholder  approval.  The powers,  preferences and
                    rights,   and   the   qualifications,    limitations,    and
                    restrictions thereof on each series of preferred stock issued are determined by the Board of Directors and approved as required by the New York State Banking Law.

                    In 1989, the Bank issued 1,764,313 shares of preferred stock, designated as Series A 8.25% ESOP Cumulative Convertible Preferred Stock, in connection with the establishment of the Bank's Employee Stock Ownership Plan. The preferred stock pays semiannual cumulative dividends at an annual rate of 8.25%. The preferred stock is convertible into common stock at the option of the holder at a conversion rate of .9448 shares of common stock for each share of convertible preferred. This conversion rate is subject to normal anti-dilutive adjustments. The preferred stock is redeemable, in whole or in part, at the option of the Bank for common stock or cash at $13.30 per share as of December 31, 1996 and at declining prices thereafter to $13.00 per share after July 1, 1999, or under other limited circumstances.

                    In 1993, the Bank issued 2,000,000 shares of preferred stock, designated as Series B 12% Noncumulative Perpetual Preferred Stock (the Series B Preferred Stock), in a private placement at $25.00 per share (equal to the liquidation preference per share). The net proceeds of the stock sale were $47,312,000. The Series B Preferred Stock may be redeemed at the option of the Bank, in whole or in part, on or after October 1, 2003, at an initial price of $27.25 per share and declining ratably to $25.00 per share on October 1, 2013. Dividends on the Series B Preferred Stock are not cumulative but, if declared by the Bank, are payable quarterly.

                    In 1990, the Bank adopted a Shareholder Rights Plan pursuant to which rights were distributed to shareholders and are deemed to be attached to the shares of common stock of the Bank. If and when the rights become exercisable, each right would initially entitle the holder thereof to purchase one one-hundredth of a share (a unit) of junior participating preferred stock at a purchase price of $24.00 (both the number of units and the purchase price are subject to adjustment). The rights become exercisable if certain events relating to the acquisition or proposed acquisition of common stock of the Bank occur. Each of the rights (with some exceptions) becomes a right to acquire for $24.00 common stock having a value equal to $48.00 (based on the lowest closing price during the one-year period prior to such circumstance). The rights are nonvoting and, unless they become exercisable, have no dilutive effect on the earnings or book value per share of the Bank's common stock. The rights will expire on June 25, 2000, unless earlier redeemed by the Bank for $.01 per right. At December 31, 1996 and 1995, 150,000 shares of junior participating preferred stock were authorized; none were outstanding.

11. Asset and       The Bank is required under Federal Reserve Board regulations
    Dividend        to maintain reserves,  generally  consisting of cash or non-
    Restrictions    interest-earning accounts, against its transaction accounts.
                    At  December  31,  1996 and  1995,  balances  maintained  as reserves were $1,003,000 and $9,232,000,  respectively.  The average  balance  of  reserves  was  $7,897,000  in 1996 and
                    $8,148,000  in 1995.  As a member of the  Federal  Home Loan
                    Bank  System,  the Bank  borrows  from the FHLB on a secured basis and is  required  to  maintain  an  investment  in the capital  stock of the FHLB,  the amount of which  fluctuates based on  outstanding  borrowings.  At December 31, 1996 and
                    1995,   such   investment   amounted  to   $23,600,000   and
                    $27,850,000, respectively.

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The Greater New York Savings Bank                                             64
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------



                    Information at December 31, 1996 regarding assets that have been sold or pledged in various collateralized financing arrangements is summarized as follows

                                                                                                  Estimated      Carrying
($ in thousands)                                                       Assets  Carrying Value    Fair Value        Amount
Financing Arrangement                                         Sold or Pledged       of Assets     of Assets  of Liability
-------------------------------------------------------------------------------------------------------------------------
Securities sold under agreements to repurchase     mortgage-backed securities        $441,406      $438,043      $409,500
Funds borrowed under Municipal Investment                 mortgage-backed and
   Trust Fund repurchase agreements   municipal securities and mortgage loans         165,265       162,986        61,344
Advances from FHLB                                             mortgage loans         201,020       198,245       155,000
Employee Stock Ownership Plan debt                 mortgage-backed securities          23,463        23,638        14,230
-------------------------------------------------------------------------------------------------------------------------
                                                                                     $831,154      $822,912      $640,074
-------------------------------------------------------------------------------------------------------------------------

                    The payment of dividends by the Bank on its common and preferred stock is subject to various restrictions. According to section 112 of the New York State Banking Law, dividends may be declared and paid only out of the net profits of the Bank. The approval of the Superintendent of Banks of the State of New York (the Superintendent) is required if the total of all dividends declared in any calendar year will exceed net profits for that year plus the retained net profits of the preceding two years less any required transfer to surplus or a fund for the retirement of any preferred stock. In this regard, the Bank can declare dividends in 1997 without regulatory approval of $22,143,000 from its retained earnings at December 31, 1996, plus an additional amount equal to the net profits, as defined, for 1997 up to the date of any such dividend declaration. Dividends cannot be declared or paid on the Bank's common stock for any period other than a period for which dividends are declared or paid on the Bank's preferred stock. The Bank paid a common stock dividend of $.05 per share on December 2, 1996, which represented the first common dividend since the fourth quarter of 1990.

                    The Bank has permission from the Superintendent to declare and pay dividends on its preferred stock, even if the Bank does not have net profits as described above, as long as the Bank's Tier 1 leverage capital ratio does not fall below 5.50% and the Bank would be in compliance with all other regulatory capital requirements after any such dividend payment. During the past three years, the Bank has declared and paid the preferred dividends in accordance with the terms of the related stock. The payment of dividends in the future on the Bank's common and preferred stock will be determined by the Board of Directors in light of conditions then existing, including the Bank's earnings and financial condition.

12. Benefit and     Pension Plans
    Incentive Plans
                    The Bank maintains a tax-qualified, noncontributory defined benefit pension plan covering all employees who qualify as to age and length of service. The Bank's policy of funding the plan is consistent with the requirements of Federal law and regulations. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. A supplemental plan for the Bank's executive officers provides benefits that normally would be paid under the pension plan but are precluded from being paid due to limitations imposed by the Internal Revenue Code. The Bank also maintains a defined benefit pension plan covering nonemployee members of the Board of Directors.

                    The plans provide for defined benefits based upon various factors such as an employee's or executive officer's compensation, director's annual retainer, age at retirement and years of service. Assets held by the plans consist primarily of common stock, government securities and corporate bonds and debentures. Total contributions of approximately $253,000, $202,000 and $200,000 were made to the plans in 1996, 1995 and 1994, respectively.

--------------------------------------------------------------------------------
The Greater New York Savings Bank                                             65
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                    The  funded   status  of  the  pension   plans  and  amounts
                    recognized in the Bank's consolidated financial statements at December 31, is summarized as follows:

                    ($ in thousands)                                                        1996       1995       1994
                    ----------------------------------------------------------------------------------------------------
                    Actuarial Present Value of Benefit Obligation
                    Vested benefit obligation                                            $(25,183)  $(22,906)  $(17,998)
                    Nonvested benefit obligation                                             (882)      (729)      (889)
                                                                                         -------------------------------
                    Accumulated benefit obligation                                        (26,065)   (23,635)   (18,887)
                    Effect of future compensation levels                                   (7,408)    (8,792)    (4,518)
                                                                                         -------------------------------
                    Projected benefit obligations for service rendered to date            (33,473)   (32,427)   (23,405)
                    Plan assets at fair value                                              46,085     40,843     34,261
                                                                                         -------------------------------
                    Plan assets in excess of projected benefit obligation                  12,612      8,416     10,856
                    Unrecognized net (gain) loss from past experience different from
                       that assumed and effects of changes in assumptions                  (1,142)     3,197      1,303
                    Unrecognized prior service cost                                         2,237      1,769        842
                    Unrecognized net asset at transition being recognized primarily
                       over seventeen years                                                (2,045)    (2,406)    (2,768)
                    ----------------------------------------------------------------------------------------------------
                    Prepaid pension expense included in other assets                     $ 11,662   $ 10,976   $ 10,233
                    ----------------------------------------------------------------------------------------------------
                    Components of Net Pension Income (Expense)
                    Service cost-benefits earned during the period                       $ (1,274)  $ (1,033)  $ (1,167)
                    Interest cost on projected benefit obligation                          (2,245)    (2,091)    (1,880)
                    Actual return (loss) on plan assets                                     6,370      7,653       (667)
                    Net amortization and deferral                                          (2,419)    (3,988)     4,206
                    ----------------------------------------------------------------------------------------------------
                    Net pension income included in compensation and benefits             $    432   $    541   $    492
                    ----------------------------------------------------------------------------------------------------

                    For the plans, the weighted-average discount rate used in determining the actuarial present value of the projected benefit obligation as of December 31, 1996, 1995 and 1994 was 8.00%, 7.50% and 8.75%, respectively. The weighted-average rate of increase in future compensation levels was estimated to be 4% for 1996 and 5% for 1995 and 1994. The expected weighted-average, long-term rate of return on plan assets was 10% for 1996, 1995 and 1994.

                    Postretirement Benefits Other Than Pensions

                    The Bank provides certain health care and life insurance benefits to its retired employees and their dependents. The liability for these postretirement benefits is unfunded. Health care benefits are provided free of charge to employees who retired prior to 1985, while a significant portion of the cost of such benefits for employees who retired on or after January 1, 1985 is subsidized by the Bank. The Bank's contributions for health care benefits are linked to years of service for post-1992 retirees and are subject to a cap per claimant for all retirees.

--------------------------------------------------------------------------------
The Greater New York Savings Bank                                             66
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                    The unfunded status of the postretirement plans and amounts recognized in the Bank's consolidated financial statements at December 31, is summarized as follows:

                    ($ in thousands)                                                       1996       1995       1994
                    ---------------------------------------------------------------------------------------------------
                    Accumulated Postretirement Benefit Obligation
                    Retirees                                                             $(4,524)   $(4,345)   $(3,544)
                    Fully eligible active plan participants                                 (999)    (1,198)    (1,331)
                    Other active plan participants                                        (1,310)    (1,159)    (1,294)
                                                                                         ------------------------------
                    Accumulated benefit obligation                                        (6,833)    (6,702)    (6,169)
                    Unrecognized net gain from past experience different from
                       that assumed and effects of changes in assumptions                   (597)      (613)    (1,085)
                    Unrecognized transition obligation being recognized over
                       twenty  years                                                       5,319      5,652      5,984
                    ---------------------------------------------------------------------------------------------------
                    Accrued postretirement benefit expense included in other
                       liabilities                                                       $(2,111)   $(1,663)   $(1,270)
                    ---------------------------------------------------------------------------------------------------
                    Components of Postretirement Benefit Expense
                    Service cost - benefits earned during the period                     $   153    $   113    $   183
                    Interest cost on accumulated postretirement benefit obligation           510        493        486
                    Net amortization                                                         312        214        332
                    ---------------------------------------------------------------------------------------------------
                    Postretirement benefit expense included in compensation and
                       benefits                                                          $   975    $   820    $ 1,001
                    ---------------------------------------------------------------------------------------------------

                    For measurement purposes, the annual rate of increase in the per capita cost of covered health care benefits assumed for 1996 was 9.3%. The rate was assumed to decrease gradually to 1.7% by the year 2006. For all later years, no increase was assumed since per claimant caps are expected to be reached in the year 2006. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation as of December 31, 1996, 1995 and 1994 was 8.00%, 7.50% and 8.75%, respectively. The weighted-average rate of increase in future compensation levels for life insurance benefits was 4% for 1996 and 5% for 1995 and 1994. The effect of a 1% increase each year in the assumed health care cost trend rate would not significantly affect the amount of the accumulated postretirement benefit obligation or the aggregate of the service and interest cost components of postretirement benefit expense reported.

                    Employee Stock Ownership Plan

                    The Bank established an Employee Stock Ownership Plan (ESOP) in 1989. The ESOP is a tax-qualified, noncontributory defined contribution benefit plan, which covers substantially all of the Bank's employees. In connection with establishing the ESOP, the Bank issued to the ESOP
                    1,764,313 shares of Series A 8.25% ESOP Cumulative Convertible Preferred Stock (the Preferred Stock). Employees who have completed one year of service are eligible to receive allocations of the Preferred Stock on the basis of compensation, as defined. Amounts allocated to participants generally become vested over a six-year period, with 20% vested after two years of credited service and an additional 20% vested for each year thereafter. Participants may become 100% vested sooner upon retirement, or other circumstances. Participants who leave the Bank forfeit the unvested portion of their accounts and such amounts are reallocated to the remaining participants' accounts.

                    The ESOP purchased substantially all of the Preferred Stock with the proceeds of $22,900,000 of senior collateralized ESOP notes. The notes carry an interest rate of 8.45% and mature on December 31, 2003, which resulted in total principal and interest payments of $2,734,000 in 1996, 1995 and 1994. The ESOP borrowing is being repaid from dividends paid on unallocated shares and other contributions by the Bank over the amortization period of the notes. The Bank has also guaranteed such borrowing and secured that guarantee by a pledge of FNMA and FHLMC mortgage-backed securities (see note 11 - Asset and Dividend Restrictions). As the ESOP borrowing and debt guarantee (which is reported as a reduction of stockholders' equity) are reduced, the Preferred Stock is allocated annually to ESOP participants ratably over the term of the plan.

                    In 1996, 1995 and 1994, 58,236,  52,741 and 46,480 shares of the Preferred Stock were converted into the equivalent of 74,134, 77,477 and 77,467 shares of common stock, respectively. As of December 31, 1996, a total of 227,922 shares of the Preferred Stock, which were allocated to employees who subsequently left the Bank, have been either liquidated or

--------------------------------------------------------------------------------
The Greater New York Savings Bank                                             67
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                    converted to common stock.  Thus,  the  remaining  1,536,391 shares represent all of the Preferred Stock that was outstanding at December 31, 1996, of which 707,359 shares were allocated to employees. The Bank recognized $1,787,000, $1,656,000 and $1,566,000 in 1996, 1995 and 1994,
                    respectively, of expense related to the ESOP plan (of which $493,000, $248,000 and $52,000, respectively, was included in compensation and benefits). The remainder for each year was reported as interest expense on the ESOP borrowing. The Preferred Stock dividends on unallocated shares amounted to $953,000 in 1996, $1,080,000 in 1995 and $1,207,000 in 1994.
                    The dividends on allocated shares of $695,000, $630,000 and $560,000 in 1996, 1995 and 1994, respectively, are reinvested for the participants in the common stock of the Bank. In connection therewith, during 1996 and 1994, the ESOP purchased 29,723 and 35,562 shares of common stock directly from the Bank.

                    Stock Option Plans

                    The Bank maintains a Long-Term Incentive Program (the Program) and the 1996 Equity Incentive Plan (the Plan, which was approved by shareholders in April 1996) that provide for 1,031,235 and 1,000,000 shares of authorized common stock, respectively, to be reserved for future issuance to eligible employees until expiration on June 30, 1997 for the Program and April 26, 2006 for the Plan. Awards under both include incentive and nonqualified stock options, stock appreciation rights and performance units with a cash value based on the Bank's performance in relation to certain predetermined criteria. Each outstanding option is exercisable, commencing one year from the date of grant to the extent vested, into one share of common stock at a price that equals the market price of the common stock on the date the options are granted. The options have a term of 10 years from the date of issuance and normally vest over a period of five years as determined by the Compensation Committee of the Board of Directors.

                    In April 1996, shareholders approved the 1996 Nonemployee Directors Stock Option Plan, reserving 200,000 shares of authorized common stock for issuance to eligible directors, until expiration on April 26, 2006. Grants of nonqualified stock options will be made on the date of every Annual Meeting of Shareholders (which began with the 1996 meeting) to each eligible director to purchase 4,000 shares of the Bank's common stock at an exercise price equal to the fair value of the common stock as of the date of the grant. The options have a term of 10 years and are exercisable and fully vested on the first anniversary of the grant date or earlier under certain circumstances.

                    Data concerning stock options is summarized as follows:

                                                                 Exercise Price
                                         ---------------------------------------------------------------   Total   Weighted-Average
                                          $1.531  $3.75-$3.813    $5.75     $8.75-$10.375  $11.125-$11.50  Options   Exercise Price
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding, Jan 1, 1994                 225,000       178,500    184,000      288,500                 -   876,000        $ 5.39
Forfeited                                      -       (12,800)    (5,913)     (11,000)                -   (29,713)       $ 6.15
Exercised                                (10,000)       (1,200)   (10,600)      (5,000)                -   (26,800)       $ 4.65
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding, Dec 31, 1994                215,000       164,500    167,487      272,500                 -   819,487        $ 5.39
Granted                                        -           -          -        168,000                 -   168,000        $ 9.88
Forfeited                                      -        (4,600)    (3,612)     (14,750)                -   (22,962)       $ 7.46
Exercised                                (50,000)      (18,400)    (4,125)           -                 -   (72,525)       $ 2.34
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding, Dec 31, 1995                165,000       141,500    159,750      425,750                 -   892,000        $ 6.43
Granted                                        -             -          -            -           420,000   420,000        $11.16
Forfeited                                      -        (1,800)         -            -            (3,000)   (4,800)       $ 8.38
Exercised                                 (6,000)      (16,000)   (17,700)    (101,535)                -  (141,235)       $ 7.83
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding, Dec 31, 1996                159,000       123,700    142,050      324,215           417,000 1,165,965        $ 7.95
-----------------------------------------------------------------------------------------------------------------------------------
Remaining weighted-average term (years)      5.0           5.9        3.6          5.1               9.5       6.6
------------------------------------------------------------------------------------------------------------------
Weighted-average exercise price           $1.531        $3.771      $5.75       $9.544           $11.157     $7.95
------------------------------------------------------------------------------------------------------------------



                    Options that were exercisable at December 31,1996, 1995 and 1994 amounted to 617,000, 669,000 and 706,000, respectively.
                    The related weighted-average exercise prices were $5.69, $5.78 and $5.58, respectively. At December 31, 1996, there were 23,095, 619,000 and 164,000 shares available for future grant under the Program, the Plan and the 1996 Nonemployee Directors Stock Option Plan, respectively. See note 14 Earnings Per Share, for a discussion of SFAS No. 123, "Accounting for Stock-Based Compensation."

--------------------------------------------------------------------------------
The Greater New York Savings Bank                                             68
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

13. Federal, State  The Bank files a consolidated Federal income tax return on a
    and Local       calendar-year  basis.  Prior to 1996, the Bank was allowed a
    Income Taxes    special bad debt deduction under section 593 of the Internal
                    Revenue Code of 1986 (as amended) in determining its taxable income, if certain definitional tests or other conditions were met. The deduction was based either on specified experience formulas or a percentage of taxable income after utilization of available net operating loss carryforwards.
                    The  Bank  used the  experience  method  in 1994  and  1995.
                    Federal legislation was signed into law in 1996 which, among other things, repealed section 593, as it relates to bad debt deductions. As a result, a large thrift such as the Bank must use the specific chargeoff method in computing its bad debt deduction beginning with its 1996 Federal tax return. However, for state purposes, New York State enacted legislation in 1996, which among other things, decoupled the Federal and New York State tax laws regarding thrift bad debt deductions and permits the continued use of the bad debt reserve method under section 593 described above. As of December 31, 1996, New York City had not yet changed its law in this respect.

                    The Bank files combined New York State franchise and New York City financial corporation tax returns on a calendar-year basis with all but one of its subsidiaries. The Bank's current provisions for New York State and City taxes for the years ended December 31, 1996, 1995 and 1994 are based upon the "combined taxable asset" method. New York State and City do not allow for the utilization of net operating loss carrybacks or carryforwards for banks, except for the subsidiaries which file a separate tax return.

                    The Bank's bad debt reserve on qualifying real property loans for its base year for Federal, New York State and New York City income tax purposes was $36,900,000. Any charges to this reserve for other than a bad debt on a qualified real property loan may create income for tax purposes, which would be subject to the corporate income tax rates in effect at that time. However, it is not contemplated that any such charges will be made to this reserve in a manner that would create income tax liabilities. In addition, if qualifying assets, as defined for tax purposes, fall below 60%, the Bank may be required to recapture essentially all of the bad debt reserve into taxable income for New York State tax purposes only. At December 31, 1996, 1995 and 1994, the Bank's qualifying assets exceeded 60% of total assets.

                    At December 31, 1996, the Bank had an alternative minimum tax credit carryforward of $1,504,000 (which may be carried forward indefinitely) and a net operating loss carryforward of $22,553,000 (which will expire between the years 2006 through 2011) available to reduce future Federal income taxes.

                    At December 31, 1996 and 1995, the Bank had a net deferred tax asset (before a valuation allowance) of $54,555,000 and $67,034,000, respectively. The asset relates to the unrealized benefit for net temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases that will result in future tax deductions, and unused operating loss and tax credit carryforwards. The valuation allowance for deferred tax assets amounted to $11,964,000 and $36,238,000 at January 1, 1996 and 1995, respectively. The net change in the allowance for the years ended December 31, 1996, 1995 and 1994 was a decrease of $2,774,000, $24,274,000 and
                    $3,500,000, respectively.

                    In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of such assets is dependent upon the generation of sufficient taxable income during the periods in which those temporary differences become deductible. Consistent with the significant reductions of nonperforming assets and related expenses over the past several years, the Bank believes that the level and predictability of its future taxable income has and will continue to increase. In addition, the Bank believes the net deductible temporary differences represented by the deferred tax asset will reverse during periods in which the Bank generates taxable income. As a result, the Bank has recognized a significant portion of its deferred tax asset through December 31, 1996, primarily through periodic adjustments to the valuation allowance. In order to fully realize the net deferred tax asset of $45,365,000 at December 31, 1996, the Bank will need to generate future taxable income of approximately $99,000,000. Based upon projections of future taxable income over the periods in which the deferred tax assets become deductible, management believes it is more likely than not the Bank will realize the benefits of such assets, net of the existing valuation allowance at December 31, 1996.

                    The valuation allowance relates to that portion of the asset which will result in tax deductions beyond the timeframe in which it is possible to estimate, with a high degree of predictability, a similar amount of taxable income. The Bank will continue to evaluate whether the maintenance or magnitude of such allowance is appropriate in light of future facts and circumstances. As a result, the allowance will be subject to ongoing adjustments in connection with reassessments of future levels of taxable income.

--------------------------------------------------------------------------------
The Greater New York Savings Bank                                             69
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                    The components of tax expense (benefit) for the years ended December 31, are summarized as follows:

                                                            1996                             1995                           1994
                                      ---------------------------   -----------------------------   ------------------------------
                    ($ in thousands)  Current   Deferred     Total  Current   Deferred      Total   Current   Deferred       Total
                    --------------------------------------------------------------------------------------------------------------
                    Federal              $  -     $8,212    $8,212   $   -    $(29,728)  $(29,728)     $  -    $(2,682)   $(2,682)
                    State and local       550      2,285     2,835      550    (10,322)    (9,772)      550       (868)      (318)
                    --------------------------------------------------------------------------------------------------------------
                                         $550    $10,497   $11,047   $  550   $(40,050)  $(39,500)     $550    $(3,550)   $(3,000)
                    --------------------------------------------------------------------------------------------------------------

                    The significant components of deferred tax expense (benefit) for the years ended December 31, are summarized as follows:

                    ($ in thousands)                                                      1996        1995        1994
                    ---------------------------------------------------------------------------------------------------
                    Book credit loss provision, past due interest and book chargeoffs
                      (in excess of) less than tax chargeoffs                          $16,334    $(15,562)    $   480
                    Capitalized cost of acquisition, other real estate                     223       1,107         619
                    Net operating loss carryforward                                     (3,626)       (980)       (756)
                    Depreciation                                                           284        (507)       (241)
                    Other, net                                                              56         166        (152)
                    Decrease in the valuation allowance for the deferred tax asset      (2,774)    (24,274)     (3,500)
                    ---------------------------------------------------------------------------------------------------
                    Tax expense (benefit) allocated to operations(1)                   $10,497    $(40,050)    $(3,550)
                    ---------------------------------------------------------------------------------------------------

                    (1) Excludes tax expense (benefit) allocated directly to stockholders' equity of $(792) in 1996, $363 in 1995 and $(333) in 1994.

                    The tax effects of the temporary differences that give rise to the net deferred tax asset at December 31, are summarized as follows:

                    ($ in thousands)                                                      1996       1995
                    -------------------------------------------------------------------------------------
                    Deferred Tax Asset
                    Book credit loss provision, past due interest and book chargeoffs
                       in excess of tax chargeoffs                                     $43,843    $60,177
                    Capitalized cost of acquisition, other real estate                   1,706      1,929
                    Net operating loss carryforward                                      7,893      3,530
                    Unrealized loss (gain) on securities available for sale                 25        (30)
                    Other                                                                3,121      3,100
                                                                                      -------------------
                    Total gross deferred tax asset                                      56,588     68,706
                    Valuation allowance                                                 (9,190)   (11,964)
                    -------------------------------------------------------------------------------------
                    Deferred tax asset, net of valuation allowance                      47,398     56,742
                    -------------------------------------------------------------------------------------
                    Deferred Tax Liability
                    Tax over book depreciation                                           1,956      1,672
                    Other                                                                   77          -
                    -------------------------------------------------------------------------------------
                    Total deferred tax liability                                         2,033      1,672
                    -------------------------------------------------------------------------------------
                    Net deferred tax asset                                             $45,365    $55,070
                    -------------------------------------------------------------------------------------

                    The reconciliation between the statutory Federal income tax rate and the Bank's effective tax rate (including state and local taxes) for the years ended December 31, is as follows:

                                                                                           1996       1995        1994
                    ---------------------------------------------------------------------------------------------------
                    Statutory Federal income tax rate                                      35.0%     (35.0)%      35.0%
                    Impact of change in valuation allowance, net                           (7.3)    (149.3)      (73.5)
                    Tax effects of:
                       State and local income taxes, net of Federal tax benefit            10.7       (8.8)       12.6
                       Other                                                               (1.0)      (1.9)       (4.2)
                    ---------------------------------------------------------------------------------------------------
                    Effective tax rate                                                     37.4%    (195.0)%     (30.1)%
                    ---------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
The Greater New York Savings Bank                                             70
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

14. Earnings        Primary  earnings  per share is  calculated  by dividing net
    Per Share       income less  preferred  stock dividend  requirements  by the weighted-average number of shares of common stock and dilutive common stock equivalents outstanding. Common stock equivalents consist of options to purchase common stock.
                    Fully diluted earnings per share is calculated by dividing net income less preferred stock dividend requirements and certain adjustments by the weighted-average number of shares of common stock, dilutive common stock equivalents and other potentially dilutive securities outstanding. The adjustments to net income represent the elimination of ESOP dividends and the addition of incremental expense, which would arise as a result of a hypothetical conversion into common stock of the ESOP preferred shares. Other potentially dilutive securities represent the shares of common stock that would arise from such a conversion.

                    Preferred dividend requirements, adjusted net income applicable to common stock and the average number of shares used for primary and fully diluted earnings per share computations for the years ended December 31, are summarized as follows:

                    ($ in thousands)                                              1996         1995         1994
                    --------------------------------------------------------------------------------------------
                    Preferred dividend requirements                             $7,211      $ 7,710       $7,317
                    Adjusted net income applicable to:
                       Primary earnings per share                              $11,288      $11,529       $5,634
                       Fully diluted earnings per share                        $11,664      $12,219       $6,263
                    Average number of common shares outstanding             13,387,581   13,260,743   13,095,660
                    Average number of common and dilutive common
                       equivalent shares outstanding for:
                           Primary earnings per share                       13,528,303   13,592,102   13,428,041
                           Fully diluted earnings per share                 15,134,708   15,310,584   15,298,964
                    --------------------------------------------------------------------------------------------

                    On January 1, 1996, the Bank adopted SFAS No. 123, "Accounting for Stock-Based Compensation." The statement encourages, but does not require, companies to use a fair value-based method of accounting for stock-based employee compensation plans, including stock options and stock appreciation rights. (The statement does not apply to the Bank's Employee Stock Ownership Plan.) Under this method, compensation expense is measured as of the date the awards are granted based on the estimated fair value of the awards, and the expense is generally recognized over the vesting period. If a company elects to continue using the intrinsic value-based method under APB Opinion No. 25, pro forma disclosures of net income and net income per share are required as if the fair value-based method had been applied. Under the intrinsic method, compensation expense is the excess, if any, of the market price of the stock as of the grant date over the amount employees must pay to acquire the stock or over the price established for determining appreciation. Under the Bank's current compensation policies, there is no such excess on the date of grant and therefore, no compensation expense is recorded.

                    Pursuant to the provisions of SFAS No. 123, the per share weighted-average estimated fair value of stock options granted in 1996 and 1995 was approximately $3.35 and $3.00, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1996 and 1995, respectively: annual expected dividend yields of 2.3% and 2.1%; expected volatility of 23.4% for both years; risk-free interest rates of 6.7% and 6.0%; and expected lives of 5.7 and 6.0 years.

                    The Bank has elected to continue to apply APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation expense has been recognized in the consolidated statements of income related to the stock option plans. Had compensation expense been determined based on the estimated fair value of the awards at the grant dates, the Bank's pro forma net income and earnings per share would have been approximately the same as the amounts which were reported.

                    In computing pro forma net income, only options granted in 1996 and 1995 are considered. Additionally, the full impact of calculating compensation expense for stock options under SFAS No. 123 is not reflected in pro forma net income, since such expense is apportioned over the vesting period of those options which are expected to vest. Compensation expense for options granted prior to 1995 is also not considered.

--------------------------------------------------------------------------------
The Greater New York Savings Bank                                             71
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

15. Contingencies   As a result of transactions conducted in the ordinary course of business, the Bank is a defendant in various legal actions. Management, after consultation with legal counsel, believes that the ultimate liability, if any, arising from such legal actions will not materially affect the Bank's financial condition or results of operations.

16. Regulatory      The  Bank  is  subject  to   regulation,   examination   and
    Matters         supervision by the New York State Banking Department and the
                    Federal Deposit Insurance Corporation (the Regulators).  The
                    Bank is also governed by numerous Federal and State laws and regulations,  including  the  FDIC  Improvement  Act of 1991
                    (FDICIA).  Among  other  matters,  FDICIA  established  five
                    capital   categories   ranging  from  well   capitalized  to
                    critically undercapitalized. Such classifications are used by the FDIC to determine various matters, including prompt corrective action and each institution's semi-annual FDIC deposit insurance premium assessments.

                    In order to be considered adequately capitalized at December 31, 1996, the Bank is required to maintain regulatory defined minimum Tier 1 leverage, Tier 1 risk-based and total risk-based capital amounts and ratio levels of $100,260,000 and 4%, $54,478,000 and 4%, and $108,955,000 and 8%,
                    respectively. At December 31, 1996, the Bank's Tier 1 leverage, Tier 1 risk-based and total risk-based capital amounts and ratios were $176,932,000 and 7.06%, $176,932,000 and 12.99%,  and $199,065,000 and 14.62%,  respectively.  At
                    December 31, 1995, the Bank's Tier 1 leverage, Tier 1 risk-based and total risk-based capital amounts and ratios were $153,928,000 and 6.02%, $153,928,000 and 10.42%, and
                    $176,880,000 and 11.98%, respectively. The Bank is a well-capitalized institution under the criteria of FDICIA, which requires minimum Tier 1 leverage, Tier 1 risk-based and total risk-based ratios of 5%, 6% and 10%, respectively. Management believes that there are no current conditions or events outstanding which would change the Bank's designation as a well-capitalized institution. The Bank's capital amounts are subject to qualitative judgments by the Regulators regarding components, risk weightings and other factors. In September 1996, the Regulators terminated a Memorandum of Understanding with the Bank that was in effect since June 1994. The memorandum, among other things, previously required the Bank to maintain a minimum Tier 1 leverage capital ratio of 5.50%.

                    FDICIA restricts the ability of state-chartered institutions to engage in activities not permissible for national banks or their subsidiaries. With regard to this restriction, the FDIC approved a phase-out plan which allows the Bank to continue its real estate joint venture activities through December 31, 2000, subject to certain conditions. The conditions include a requirement that supplemental quarterly capital adequacy calculations are performed which deduct all such real estate joint venture investments. The Bank performs these supplemental calculations and continues to be well capitalized under applicable FDIC regulations.

                    Solely for purposes of these calculations, the Bank's Tier 1 leverage, Tier 1 risk-based and total risk-based capital ratios (as calculated by deducting the net carrying value of joint venture investments, inclusive of commitments to invest) would have been 6.23%, 11.56% and 13.19%, respectively, at December 31, 1996 and 5.19%, 9.05% and 10.61%, respectively, at December 31, 1995. If the Bank's capital (calculated as described above) falls below the level required for well-capitalized institutions pursuant to FDIC regulations, it must submit a plan to restore its capital to such a level. There can be no assurance, absent an extension by the FDIC, that any of the Bank's joint ventures can be completed or disposed of by December 31, 2000, without significant loss to the Bank. For purposes of the FDIC's assignment of the Bank to the capital categories described previously to determine prompt corrective action and the Bank's deposit insurance assessment rates, the Bank's capital ratios are computed after deducting the real estate joint venture investments, as previously defined.

17. Fair Value of   Fair value  estimates  are made at a specific  point in time
    Financial       based  on  available   information   about  each   financial
    Instruments     instrument.  Where available, quoted market prices are used.
                    However,  a  significant  portion  of the  Bank's  financial instruments,  such as commercial  real estate loans,  do not have an active marketplace in which they can be readily sold or  purchased to determine  fair value.  Consequently,  fair
                    value   estimates   for  such   instruments   are  based  on
                    assumptions  made by  management  that include the financial
                    instrument's   credit   risk   characteristics,   prevailing
                    interest  rates,  future  estimated  cash flows and expected loss  experience,  as well as current  and  future  economic conditions  and other  factors  that affect  estimated  fair
                    value.   As  a  result,   these  fair  value  estimates  are
                    subjective in nature,  involve  uncertainties and matters of significant  judgment and  therefore,  cannot be  determined
                    with   precision.   Accordingly,   changes  in  management's
                    assumptions could cause the fair value estimates to deviate substantially. Further, the fair value estimates do not reflect any additional premium or discount that could result from offering for sale, at one time, the Bank's entire holdings of a

--------------------------------------------------------------------------------
The Greater New York Savings Bank                                             72
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                    particular financial instrument, nor estimated transaction costs. Lastly, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect and have not been considered in the fair value estimates.

                    Fair value estimates do not attempt to estimate the value of anticipated future business, the Bank's customer relationships, branch banking network, and the value of assets and liabilities that are not considered financial instruments. Significant assets of the Bank that are not considered financial instruments include core deposit intangibles, deferred tax assets and premises and equipment.

                    The carrying and estimated fair values of the Bank's on-balance sheet financial instruments at December 31, are summarized as follows:

                                                                              1996                             1995
                                                     --------------------------------------------------------------
                                                                         Estimated                        Estimated
                    ($ in millions)                  Carrying Value     Fair Value    Carrying Value     Fair Value
                    -----------------------------------------------------------------------------------------------
                    Financial Assets
                    Cash and due from banks                $   22.4       $   22.4          $   26.5       $   26.5
                    Federal funds sold                          5.8            5.8                 -              -
                    Securities available for sale, net        216.0          216.0             202.4          202.4
                    Securities held to maturity, net        1,174.3        1,159.0           1,091.7        1,084.8
                    Federal Home Loan Bank of NY stock         23.6           23.6              27.9           27.9
                    Loans receivable, net                     951.3          974.3           1,071.2        1,102.0
                    Interest receivable                        15.3           15.3              16.6           16.6
                    Financial Liabilities
                    Deposits                                1,666.7        1,671.9           1,715.3        1,723.9
                    Borrowed funds                            640.4          639.7             641.2          644.3
                    Interest payable                            3.6            3.6               5.0            5.0
                    -----------------------------------------------------------------------------------------------

                    The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

                    Securities

                    The estimated  fair value of  securities  available for sale and held to maturity was based on independent dealer quotations or published market price bid quotes. The carrying value of the FHLB stock approximated fair value since these securities do not present credit concerns and are redeemable at cost, with the FHLB.

                    Loans

                    For valuation purposes, loans receivable, net of the allowance for loan losses, was segregated into various components with similar financial characteristics, such as residential mortgage and commercial real estate loans. Each loan category was further segmented into fixed- and adjustable-rate interest terms and into performing and nonperforming categories. The fair value of 1-4 family residential loans (including cooperative, FHA and VA loans) was estimated by comparison to mortgage-backed securities, adjusted judgmentally for differences in loan characteristics. The fair value of other consumer loans approximated carrying value.

                    The fair value of multi-family and commercial real estate loans was estimated based on their expected future cash flows and estimated credit risk. Estimated fair value was calculated using a discounted cash flow analysis, which utilized a discount rate that was derived from comparisons to corporate debt securities that have characteristics perceived to be similar to the loans. Future cash flows from nonperforming loans were estimated based on available information as to the loans' expected method and period of disposition. A majority of the properties collateralizing nonperforming loans may be acquired through foreclosure with an eventual sale, or the loans may be restructured and returned to an interest-earning status.

--------------------------------------------------------------------------------
The Greater New York Savings Bank                                             73
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                    The credit risk component of the computation of estimated fair value was derived from management's assessment of general and specific credit risks associated with each segment of the loan portfolio. The resulting credit assessments were then compared to corporate debt securities which, in management's judgment, have a similar credit risk profile. Management believes corporate bond yields serve as a reasonable proxy in determining a market yield for loans with equivalent levels of credit risk. However, management can make no assurance that its perception and quantification of credit risk would be viewed in the same manner as that of a potential investor. Therefore, realization of estimated fair value is not assured since changes in any of management's assumptions could cause the fair value estimates of loans to deviate substantially.

                    Deposits

                    The estimated fair value of deposits with no stated maturity, such as escrow, savings, money market, checking and noninterest-bearing demand deposit accounts approximated carrying value. The estimated fair value of certificates of deposit was based on the discounted value of their contractual cash flows. The discount rate used in the present value computation was estimated by comparison to interest rates offered by the Bank for certificates of deposit with similar remaining maturities. The estimated fair value of deposit liabilities does not include the benefit that results from low-cost funding. That component, commonly referred to as a core deposit intangible, is based on the comparison between the low-cost funding of the Bank's existing deposit base, inclusive of all costs associated with maintaining that deposit base, to the cost of borrowing funds in the market through brokered certificates of deposit.

                    Borrowings

                    The estimated fair value of securities sold under short-term (within 90 days) repurchase agreements and variable-rate FHLB advances, which reset frequently to market interest rates, approximated carrying value. The fair value of funds borrowed under municipal investment trust fund repurchase agreements was estimated by comparison to the estimated fair value of the securities sold under those financing arrangements. The estimated fair value of other longer-term, fixed-rate borrowings was estimated based on the discounted value of their contractual cash flows. The discount rate used in the present value computation was estimated by comparison to the Bank's incremental borrowing rates for similar arrangements.

                    Other Financial Assets and Liabilities

                    The carrying value of cash and due from banks, federal funds sold and accrued interest receivable and payable approximated fair value since these instruments are payable on demand or have short-term maturities.

                    Off-Balance Sheet Financial Instruments

                    The Bank has certain off-balance sheet financial instruments in the form of fixed- and variable-rate lending commitments and purchased interest rate cap and floor agreements. Such financial instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated statements of financial condition. The interest rate agreements are used by the Bank as part of its asset/liability management of interest rate risk.

                    Commitments to lend, which aggregated $29,974,000 at December 31,1996 and $12,851,000 at December 31, 1995,
                    generally have fixed expiration dates or termination clauses and generally require payment of a fee to the Bank. Since certain of the commitments are expected to expire without being drawn upon, the total commitments may not represent future cash requirements. The Bank evaluates the creditworthiness of these transactions through its lending policies. The carrying amounts (deferred fees) of commitments to lend in the consolidated statements of financial condition at December 31, 1996 and 1995 were not significant and not materially different from their estimated fair value.

                    At December 31, 1996, $60,000,000 of interest rate cap and $60,000,000 of interest rate floor agreements (contractual notional principal) were outstanding, compared to $218,000,000 and $60,000,000, respectively, at December 31,
                    1995. The agreements at year-end 1996 had a weighted-average cap and floor rate of 7.01% and 6.08%, respectively, and expire at various times through December 1998 for caps and February 2000 for floors. The carrying amounts (unamortized premium) of interest rate cap and floor agreements in the consolidated statements of financial condition at December 31, 1996 and 1995 aggregated $516,000 and $2,103,000, respectively. The estimated fair value of these instruments at

--------------------------------------------------------------------------------
The Greater New York Savings Bank                                             74
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                    December 31, 1996 and 1995 aggregated $1,017,000 and $2,813,000, respectively. Estimated fair value represents the approximate amount that the Bank would receive upon termination of the agreements at December 31, considering the then current levels of interest rates. The amortization of premiums paid for the agreements, net of contractual amounts received, reduced net interest and dividend income by $1,119,000 in 1996, $1,095,000 in 1995 and $362,000 in
                    1994.

18. Quarterly       The following is a summary of the consolidated statements of
    Financial       income by quarter for the years ended  December 31, 1996 and
    Data            1995:
    Unaudited

                    ($ in thousands, except per share data)                          First     Second     Third      Fourth
                    --------------------------------------------------------------------------------------------------------
                    1996
                    Total interest and dividend income                              $44,712    $44,142    $44,065    $44,015
                    Total interest expense                                           26,732     26,185     26,124     25,536
                                                                                    ----------------------------------------
                    Net interest and dividend income                                 17,980     17,957     17,941     18,479
                    Provisions for loan and real estate losses                          500        500        500        500
                    Net gain on sales of securities                                       -         20          -          -
                    Other noninterest income                                          1,993      2,565      3,605      2,614
                    Nonperforming loan and real estate activities expense               843        996        591      1,027
                    Other noninterest expenses                                       11,976     12,101     12,189     11,885
                                                                                    ----------------------------------------
                    Income before tax expense                                         6,654      6,945      8,266      7,681
                    Tax expense                                                       2,442      2,693      3,284      2,628
                    --------------------------------------------------------------------------------------------------------
                    Net income                                                      $ 4,212    $ 4,252    $ 4,982    $ 5,053
                    --------------------------------------------------------------------------------------------------------
                    Primary earnings per share                                      $  0.18    $  0.18    $  0.23    $  0.24
                    Fully diluted earnings per share                                   0.17       0.17       0.22       0.22
                    --------------------------------------------------------------------------------------------------------
                    1995
                    Total interest and dividend income                              $45,026    $46,229    $46,005    $45,091
                    Total interest expense                                           26,326     28,183     28,111     27,374
                                                                                    ----------------------------------------
                    Net interest and dividend income                                 18,700     18,046     17,894     17,717
                    Provisions for loan and real estate losses (see notes 4 and 6)    2,700      3,700      2,700     38,000
                    Net (loss) gain on sales of securities                              (74)       158          -          -
                    Other noninterest income                                          1,656      4,068      2,509      2,102
                    Nonperforming loan and real estate activities expense             1,909      2,680      1,608      2,201
                    Other noninterest expenses                                       12,427     12,053     11,709     11,350
                                                                                    ----------------------------------------
                    Income (loss) before tax benefit                                  3,246      3,839      4,386    (31,732)
                    Tax benefit                                                        (813)    (1,012)    (1,262)   (36,413)
                    --------------------------------------------------------------------------------------------------------
                    Net income                                                      $ 4,059    $ 4,851    $ 5,648    $ 4,681
                    --------------------------------------------------------------------------------------------------------
                    Primary earnings per share                                      $  0.16    $  0.22    $  0.27    $  0.20
                    Fully diluted earnings per share                                   0.15       0.20       0.25       0.19
                    --------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
The Greater New York Savings Bank                                             75
Report of Management on Responsibility for Financial Reporting
--------------------------------------------------------------------------------

                    The management of The Greater New York Savings Bank and Subsidiaries (the Bank) has prepared and is responsible for the consolidated financial statements and related financial information in this annual report. The consolidated financial statements were prepared in accordance with generally accepted accounting principles and necessarily included amounts that are based on best estimates and judgments with appropriate consideration to materiality. Financial information included elsewhere in this annual report is consistent with the consolidated financial statements.

                    Management has established and maintains a system of internal controls to provide reasonable assurance as to the integrity and reliability of the financial statements, and that assets are safeguarded and the books and records reflect only authorized transactions of the Bank. Limitations exist in any system of internal control based upon recognition that the cost of the system should not exceed benefits derived. The Bank believes that its system of internal controls, augmented by its internal auditing function, appropriately balances this cost/benefit relationship. In addition, the Bank's Code of Ethics and Guidelines for Business Conduct, communicated to all employees, requires adherence to high ethical standards in the conduct of the Bank's business.

                    The Bank's independent auditors, KPMG Peat Marwick LLP, have audited the consolidated financial statements. Their audits were conducted in accordance with generally accepted auditing standards, which included the consideration of the Bank's internal controls to the extent necessary to form an independent opinion on the consolidated financial statements prepared by management.

                    The Board of Directors oversees its responsibility for reported financial information and the safeguarding of assets through its Audit Committee, composed of five directors who are not employees. The Audit Committee meets with management and internal and independent auditors to assure that they are carrying out their responsibilities and to discuss auditing, internal control and financial reporting matters. Both internal and independent auditors meet with and have free access to the Audit Committee at any time.

                    We believe that, as of December 31, 1996, these policies and procedures and the system of internal controls provide reasonable assurance that our operations are conducted with a high standard of business conduct and that the consolidated financial statements present fairly, in all material respects, the financial condition, results of operations and cash flows of the Bank.

                    GERARD C. KEEGAN

                    Gerard C. Keegan
                    Chairman, President and Chief Executive Officer

                    PHILIP T. SPIES

                    Philip T. Spies
                    Senior Vice President and Controller

                    January 23, 1997

--------------------------------------------------------------------------------
The Greater New York Savings Bank                                             76
Independent Auditors' Report
--------------------------------------------------------------------------------

                    The Board of Directors
                    The Greater New York Savings Bank

                    We have audited the accompanying consolidated statements of financial condition of The Greater New York Savings Bank and Subsidiaries (the Bank) as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

                    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Greater New York Savings Bank and Subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                    KPMG PEAT MARWICK LLP
                    New York, New York
                    January 23, 1997

--------------------------------------------------------------------------------
The Greater New York Savings Bank                                             79
Investor Information
--------------------------------------------------------------------------------

                    Market for the Bank's Common Stock

                    The common stock of The Greater New York Savings Bank is traded over the counter on the National Association of Securities Dealers Automated Quotation (NASDAQ) National Market System under the symbol GRTR. The following table sets forth the book value, the high and low trade prices and dividend per share of the common stock of The Greater New York Savings Bank by calendar quarter for 1996 and 1995:

                                                                            1996                                          1995
                                       -----------------------------------------     -----------------------------------------
                                                          Trade Price                                   Trade Price
                                         Book     -------------------   Dividend       Book     -------------------   Dividend
                                        Value        High         Low   Declared      Value        High         Low   Declared
                    ----------------------------------------------------------------------------------------------------------
                    First Quarter      $10.71     $12 1/8     $11 1/8     $ -        $ 9.91     $ 9 1/8     $ 7 7/8     $  -
                    Second Quarter      10.88      12 1/4      10 1/2       -         10.13      10 1/8       8 1/4        -
                    Third Quarter       11.15      13 3/8       9 7/8       -         10.44      12 3/4       9 1/4        -
                    Fourth Quarter      11.31      15          11 7/8     .05         10.55      13 1/2      11 3/8        -
                    ----------------------------------------------------------------------------------------------------------

                    The Bank had 2,109 stockholders at December 31, 1996. This does not reflect the number of persons or entities who hold their stock in nominee form or "street name" through various brokerage firms.

                    The  Bank  is  not  permitted,   without  prior   regulatory
                    approval,  to declare  or pay  dividends  (whether  in cash, stock or  otherwise)  on its  common  stock  unless it is in compliance  with  section 112 of the New York State  Banking
                    Law.  Furthermore,  dividends  cannot be declared or paid on the Bank's  common  stock for any period other than a period for  which  dividends  are  declared  or paid on the  Bank's preferred  stock.  During  the past  three  years,  the Bank declared and paid preferred dividends in accordance with the terms of the  related  stock.  The Bank  also  paid a common stock dividend of $.05 per share on December 2, 1996,  which represented  the first  common  dividend  since  the  fourth quarter of 1990.

                    The payment of dividends in the future on the Bank's common and preferred stock will be determined by the Board of Directors in light of conditions then existing, including the Bank's earnings and financial condition.

                    Annual Report on Form F-2

                    The Bank is required to file an Annual Report on Form F-2 for its year ended December 31, 1996 with the Federal
                    Deposit Insurance Corporation. Stockholders may obtain, free of charge, a copy of such annual report (excluding exhibits) by writing to:

                    Fraser P. Seitel, Senior Counselor,
                    Investor Relations,
                    The Greater New York Savings Bank, One Penn Plaza, New York,
                    NY 10119
                    Telephone (212) 613-4073, Fax (212) 613-4186

                    Transfer Agent and Registrar          Independent Auditors

                    ChaseMellon Shareholder               KPMG Peat Marwick LLP
                    Services, L.L.C.                      345 Park Avenue
                    Overpeck Center                       New York, NY 10154
                    85 Challenger Road
                    Ridgefield Park, NJ 07660

                    Annual Shareholders' Meeting

                    The annual shareholders' meeting of The Greater New
                    York Savings Bank will be held at 10:00 a.m., Friday, April 25, 1997, at The Grand Prospect Hall,
                    263 Prospect Avenue,  Brooklyn,  NY 11215.







                       THE GREATER NEW YORK SAVINGS BANK
                            FINANCIAL DATA SCHEDULE

     This schedule contains a summary of financial information extracted from the Bank's 1996 Consolidated Statements of Financial Condition and Income and is qualified in its entirety by reference to such financial statements.

($ in thousands, except per share data)


Description                                                               Amount
-----------                                                               ------
Cash and due from banks ............................................  $   22,396
Federal funds sold .................................................       5,750
Securities available for sale, net (at market value) ...............     215,961
Securities held to maturity, net (market value of $1,159,039) ......   1,174,321
Loans receivable ...................................................     968,568
Allowance for loan losses ..........................................      17,228
Other assets .......................................................     172,120
Total assets .......................................................   2,541,888

Deposits ...........................................................   1,666,674
Securities sold under agreements to repurchase .....................     409,500
FHLB advances ......................................................     155,000
Other borrowed funds ...............................................      75,884
Other liabilities ..................................................      25,182
Preferred equity ...................................................      52,418
Common Equity ......................................................     157,230
Total liabilities and stockholders' equity .........................   2,541,888

Interest on loans ..................................................      85,665
Interest on securities available for sale ..........................      13,071
Interest on securities held to maturity ............................      75,890
Other interest and dividend income .................................       2,308
Total interest and dividend income .................................     176,934

Interest on deposits ...............................................      66,806
Interest on borrowed funds .........................................      37,771
Total interest expense .............................................     104,577
Net interest and dividend income ...................................      72,357
Provision for loan and real estate losses ..........................       2,000
Gain on sales of securities ........................................          20
Other noninterest income ...........................................      10,777
Other noninterest expenses .........................................      51,608
Income before taxes ................................................      29,546
Tax expense ........................................................      11,047
Net income .........................................................      18,499
Primary earnings per share .........................................        0.83
Fully diluted earnings per share ...................................        0.77




